Form 20-F
period 2022-12-31
Nayax Ltd.
filed 2023-03-01
CIK 1901279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:   001-41491

NAYAX LTD.
(Exact name of Registrant as specified in its charter)

State of Israel
(Jurisdiction of incorporation or organization)

3 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
(Address of principal executive offices)

Yair Nechmad
Chairman and Chief Executive Officer
3 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
+972 3 769380
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value NIS 0.001 per share	NYAX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2022, the registrant had outstanding 32,956,004 ordinary shares, par value NIS 0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                 No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                 No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                 No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).:

Yes ☒                 No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐           U.S. GAAP

☒          International Financial Reporting Standards as issued by the International Accounting Standards Board

☐          Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17           ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐           No ☒

TABLE OF CONTENTS

Page

Presentation of Financial and Other Information		iii
Cautionary Statement Regarding Forward-Looking Statements		iv
PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
A.	Directors and Senior Management	1
B.	Advisers	1
C.	Auditors	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
A.	Offer Statistics	1
B.	Method And Expected Timetable	1
ITEM 3.	KEY INFORMATION	1
A.	[Reserved]	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4.	INFORMATION ON THE COMPANY	28
A.	History and Development of the Company	28
B.	Business Overview	28
C.	Organizational Structure	52
D.	Property, Plants and Equipment	52
ITEM 4A.	UNRESOLVED STAFF COMMENTS	52
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	52
A.	Operating Results	52
B.	Liquidity and Capital Resources	64
C.	Research and Development, Patents and Licenses, etc.	65
D.	Trend Information	65
E.	Critical Accounting Estimates	65
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	66
A.	Directors and Senior Management	66
B.	Compensation	69
C.	Board Practices	72
D.	Employees	82
E.	Share Ownership	82
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	82
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	82
A.	Major Shareholders	82
B.	Related Party Transactions	83
C.	Interests of Experts and Counsel	86
ITEM 8.	FINANCIAL INFORMATION	86
A.	Consolidated Statements and Other Financial Information	86
B.	Significant Changes	86
ITEM 9.	THE OFFER AND LISTING	86
A.	Offering and Listing Details	86
B.	Plan of Distribution	86
C.	Markets	86
D.	Selling Shareholders	86
E.	Dilution	86
F.	Expenses of the Issue	86

ITEM 10.	ADDITIONAL INFORMATION	87
A.	Share Capital	87
B.	Memorandum and Articles of Association	87
C.	Material Contracts	87
D.	Exchange Controls	87
E.	Taxation	87
F.	Dividends and Paying Agents	95
G.	Statement by Experts	95
H.	Documents on Display	95
I.	Subsidiary Information	96
J.	Annual Report to Security Holders	96
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	96
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	97
A.	Debt Securities	97
B.	Warrants and Rights	97
C.	Other Securities	97
D.	American Depositary Shares	97
PART II		97
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	97
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	97
ITEM 15.	CONTROLS AND PROCEDURES	97
A.	Disclosure Controls and Procedures	97
B.	Management’s Annual Report on Internal Control Over Financial Reporting	97
C.	Attestation Report of the Registered Public Accounting Firm	97
D.	Changes in Internal Control Over Financial Reporting	97
ITEM 16.	[RESERVED]	97
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	97
ITEM 16B.	CODE OF ETHICS	97
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	98
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	98
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	98
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	98
ITEM 16G.	CORPORATE GOVERNANCE	99
ITEM 16H.	MINE SAFETY DISCLOSURE	99
ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	99
PART III		99
ITEM 17.	FINANCIAL STATEMENTS	99
ITEM 18.	FINANCIAL STATEMENTS	99
ITEM 19.	EXHIBITS	99
Signatures		101
Index to Financial Statements		F-1

- ii -

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this  annual report to “Nayax” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Nayax Ltd., together with its consolidated subsidiaries. The term “NIS” refer to the lawful currency of the State of Israel, the terms “dollar,” “U.S. Dollar,” “US$” and “$” refer to the lawful currency of the United States, the terms “Euro,” “EUR” and “€” and refer to the lawful currency of the European Union, the terms “Australian Dollar” and “AUD” refer to the lawful currency of Australia and the term “British Pound” refers to the lawful currency of the United Kingdom. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.519 to US$1.00, the exchange rate reported by the Bank of Israel on December 31, 2022.

Financial Statements

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this annual report includes our audited consolidated statements of financial position as of December 31, 2022 and 2021 and related audited consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, which have been audited by Kesselman and Kesselman, a member of PricewaterhouseCoopers International Limited.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2022,” relates to our fiscal year ended on December 31 of that calendar year.

The financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the related notes thereto, included elsewhere in this annual report.

On September 1, 2022, our shareholders approved a 10-to-1 reverse share split (the “2022 Reverse Share Split”), which became effective on September 11, 2022. Other than where we otherwise indicate, all information in this annual report, including our consolidated financial statements, reflects the 2022 Reverse Share Split.

Industry and Market Data

This annual report includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources, although we have not verified the accuracy and completeness of such data.

Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. Forecasts and other forward-looking information derived from such sources and included in this annual report are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this annual report. See “Cautionary Statement Regarding Forward-Looking Statements.”

Trademarks, Service Marks and Trade Names

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. The “Nayax” logo is the property of Nayax Ltd. Nayax® is our registered trademark in the United States. We have several other trademarks and service marks. Solely for convenience, some of the trademarks, service marks and trade names referred to in this annual report are listed without the “®” or “™” trademark designations. All rights to such trademarks are nevertheless reserved, and other trademarks and service marks appearing in this annual report are the property of their respective holders.

- iii -

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends;

•	general economic, political, demographic and business conditions in Israel;

•	fluctuations in inflation, interest rates and exchange rates in the global economic environment over the world;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to compete and conduct our business in the future;

•	changes in consumer tastes and preferences;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in commodity costs, labor, distribution and other operating costs;

•	changes in government regulation and tax matters;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information—D. Risk Factors” in this annual report.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.
- iv -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness Not applicable.

C.	Reasons for the Offer and Use of Proceeds

D.	Risk Factors Not applicable.

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our ordinary shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements due to certain factors, including the risks facing our Company.

Risk Factors Summary

Investing in our ordinary shares and our ability to successfully operate our business and execute our growth plan each are subject to numerous and substantial risks. You should carefully consider the risks described in the risk factors below before deciding to invest in our ordinary shares. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	unfavorable conditions in our industry or the global economy or reductions in spending on POS technology could limit our ability to grow our business and negatively affect our results of operations;

•	we operate in a competitive business environment and a failure to compete effectively may adversely affect our financial condition, results of operations and cash flows in the future;

•
we procure some of our key components from a single or limited number of suppliers. Therefore, we are exposed to risks of shortages, price fluctuations, tariffs and delays in delivery of such components;

•	the ongoing COVID-19 pandemic has had, and may in the future have, negative effects on our activity and results;

•	we have a limited operating history at our current scale, and our prospects and future revenues are subject to a number of uncertainties, which limits our ability to predict them accurately;

•	we have a history of net losses and there are therefore risks related to our ability to achieve or maintain profitability;

•	if we are unable to attract customers, maintain or grow our retention rates and expand usage with existing customers, our revenue growth and any future profitability could be harmed;

•
we may be unable to successfully develop and expand our platform, which could limit our ability to grow and maintain our competitive position and adversely affect our financial condition, results of operations and cash flow;

•
we rely on processing service providers, credit card networks and other entities in the payment transfer system to process payments, and if they fail or no longer agree to provide their services or we fail to comply with our obligations under those relationships, our customer relationships could be adversely affected, and we could lose business;

•	any failure to offer high-quality customer support may adversely affect our relationships with our customers and could adversely affect our business, financial condition and results of operations;

•	the termination of our existing relationships with commercial communications services providers could force us to adapt our products to a new vendor;

•
information security failures or interruptions of our or our third-party partners’ or service providers’ information technology systems could adversely affect our business, financial condition and results of operations;

•
we are subject to substantial governmental and commercial regulations across our areas of activity. Any failure to comply with applicable regulations or standards may lead to significant regulatory consequences and could have an adverse effect on our business, financial condition or results of operations;

•	we rely on our key personnel and, if they leave us, our results and product development could be harmed; and

•	we are controlled by our founding shareholders. Our founders may make decisions with which other shareholders may disagree.

Risks Related to our Business and Industry

Unfavorable conditions in our industry or the global economy or reductions in spending on POS technology could limit our ability to grow our business and negatively affect our results of operations.

Current or future economic uncertainties or downturns could adversely affect our business, financial condition, and results of operations. We are dependent on the growth of cashless transactions, and a reduction in customer or consumer demand for cashless unattended and self-service methods of payments would negatively affect our business. The market in which we operate is sensitive, to an extent, to changes in household income and the level of global economic activity. Any global economic slowdown or recession that leads to a decline in private consumption, and therefore a reduction in the demand for products sold by our customers using our integrated POS devices, payment processing services and SaaS solutions, could negatively affect our revenues from existing customers. Such conditions could also make it difficult for us to obtain new customers or expand activities with existing customers.

For example, COVID-19 caused sharp declines in stock markets around the world and a global economic slowdown. The general slowdown in the world economy has led, and may lead in the future, to a drop in consumption, and therefore it has had, and may have in the future, a negative impact on our activities and results. For further details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of COVID-19 on our Business.”

We operate in a competitive business environment and a failure to compete effectively may adversely affect our financial condition, results of operations and cash flows in the future.

The competition we face varies across the different product markets in which we operate and geographic regions we serve. Activity in the market for payment processing and operations is characterized by limited competition on the global level. However, major players are active in both the markets that our solutions address and the regions we serve. We face significant competition in the certain areas in which we are active, such as the global market for POS devices. The existence of competitors in certain markets in which we operate, together with ever-increasing demands to provide technological solutions that make payment and business operation accessible across attended and unattended environments, require us to respond quickly and constantly update our services in order to maintain our ability to offer our customers complete, comprehensive solutions for business management.

Competitors may introduce new offerings embodying new technologies, or new industry standards and practices could emerge, that render our existing technology, including our integrated POS devices and SaaS offerings, obsolete. Some of our competitors may offer more attractive prices, features or other services that we do not offer, and some customers may choose to provide the services themselves. Larger customers may seek lower prices from us when they renew or extend a contract or the customer’s business has significant volume changes. In addition, larger customers may reduce their use of our platform if they decide to move services in-house. Further, our small business customers may seek reduced fees due to pricing competition, their own financial condition, or pressures from consumers. On some occasions, these factors result in lower revenue from a customer than we had anticipated based on our previous agreement with that customer. If we are not successful in achieving high renewal rates and favorable contract terms, our results of operations and financial condition may be materially and adversely affected. Accordingly, our future success will depend in part on our ability to respond to new product offerings by competitors, technological advances, and emerging industry standards and practices in a cost-effective and timely manner in order to retain existing customers, renew customer contracts on favorable terms and attract new customers.

Furthermore, as the number of our customers with higher volume sales increases, so does the need for us to offer increased functionality, scalability and support, which requires us to devote additional resources to such efforts.

For further details regarding how we address competition in our fields of activity, see “Item 4. Information on the Company—B. Business Overview—Competition.”

We procure some of our key components from a single or limited number of suppliers. Therefore, we are exposed to risks of shortages, price fluctuations, tariffs and delays in delivery of such components.

We are exposed to risks of supply shortages, price increase, tariff increases and delivery delays for key components used to manufacture our integrated POS devices, which can adversely impact our business, financial condition, and results of operations. We rely on certain components, some of which are provided by a single or limited number of suppliers, to produce our products, including monitors, semiconductor chips and other electronics products. We also face competition for our key components from other companies in the computers, telecom and electronics sectors.

The COVID-19 pandemic resulted in closures of many businesses, slowdowns in manufacturing, delivery delays and partial shutdowns of national and international transportation. Amidst the global economy uncertainty and staggering economic damage caused by the pandemic, global demand for various electronic products increased significantly. This spike in demand, together with the slowdowns in manufacturing, has created a global shortage of the components required for producing many electronic products, including certain of our products. This global shortage in the availability of such components started adversely affecting our gross profit rates from the sale of POS devices during the third quarter of 2021 due to an increase in the price of most of the components used in our products. Integrated POS devices sales accounted for approximately 40% of our total sales for each of the years ended December 31, 2022 and  2021. Any continued or future shortages in the components of our products could have an adverse impact on our business, financial condition or results of operations.

The ongoing COVID-19 pandemic has had, and may in the future have, negative effects on our activity and results.

COVID-19 started to spread worldwide in the first quarter of 2020, and on March 11, 2020, the World Health Organization announced COVID-19 as a global pandemic. COVID-19 caused sharp declines in stock markets around the world and a global economic slowdown. As part of the efforts by nations to deal with the virus and the attempts to curb its spread, many governments took unprecedented steps, with many and frequent shifts of policy. In that context, among other things, officials have applied severe measures that affect areas in which we operate, such as lockdowns, restrictions of movement and gatherings in the public space, limits on commerce, leisure and entertainment activity, and more.

The onset of the global pandemic and related lockdowns in 2020 led to a decline in consumption, which negatively impacted our revenue during the first half of 2020 as our customers completed a lower number of retail transactions, both in attended and unattended points of sales. This was especially true during periods in which non-essential workplaces were closed or during periods when tourism and leisure sites, as well as other businesses where we provide services, were shut down. While these trends reversed since then, further lockdowns due to new variants or otherwise could lead to future negative impacts on our activity and results, including decreased revenues from existing customers and difficulties in recruiting new customers. In addition, the COVID-19 pandemic has strained supply chains and has led to greater price volatility for the components utilized in our integrated POS devices. We have absorbed increases in the prices of these components, which has led to lower gross margins.

For further details on the impact of COVID-19 on our business, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of COVID-19 on our Business.”

We have a limited operating history at our current scale, and our prospects and future revenues are subject to a number of uncertainties, which limits our ability to predict them accurately.

We started our company in 2005 and have experienced rapid growth in recent years. We have a limited history as a Nasdaq listed company. Our historical results may not be indicative of, or comparable to, our future results and we may be unable to sustain or increase our rate of growth in the future. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, including those associated with forecasting our costs of revenue, such as those associated with device sales including hardware component costs, shipping and handling costs, manufacturing labor costs and other related costs, and the other risks and uncertainties described herein. Such and other uncertainties may limit our ability to accurately predict our operating results. If we do not address these risks successfully, our results of operations could differ materially from our expectations, or our guidance, and as a result our business, results of operations and financial condition could suffer, and the price of our ordinary shares could decline.

We have a history of net losses and there are therefore risks related to our ability to achieve or maintain profitability.

We have incurred significant net losses in each year since our inception, including losses of $37.5, $24.8 million and $6.1 million in the years ended December 31, 2022, 2021 and 2020, respectively. In addition, we may not achieve or maintain profitability in the future. Because the market for our platform and the features, integrations, capabilities and enhancements we offer is rapidly evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We have experienced significant revenue growth in recent periods, and while we are planning to breakeven in accordance with our Adjusted EBITDA in 2023, we are not certain whether we will obtain a high enough volume of revenue to sustain or increase our growth or achieve or maintain profitability in the future, as planned. We also expect our operating expenses will increase moderately over the next several years as we hire additional personnel, expand our customer base, operations and infrastructure, continue to enhance our brand, develop and expand our platform’s features, integrations, capabilities and enhancements, expand and improve our integrated POS devices and SaaS solutions and increase our spending on sales and marketing. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue may not grow as anticipated for a number of possible reasons, including slowing demand for our products or increasing competition.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction, or adequately address competitive challenges.

As illustrated by the increase in our number of customers from approximately 14,000 in 2019 to approximately 47,000 as of December 31, 2022, we have experienced significant growth in recent periods, which puts a strain on our business, operations and employees. We anticipate that our operations will continue to rapidly expand. Any failure by us to manage growth effectively could adversely affect our business.

We must also attract, train, and retain a significant number of qualified sales and marketing personnel, customer support personnel, professional services personnel, software engineers, technical personnel and management personnel, without undermining our corporate culture of rapid innovation, teamwork, and attention to customer success that has been central to our growth.

If we are unable to attract customers, maintain or grow our retention rates and expand usage with existing customers, our revenue growth and any future profitability could be harmed.

To increase our revenue and achieve and maintain profitability, we must increase our customer base through various methods, including but not limited to, selling and deploying more connected POS devices in both the attended and unattended markets, growing or maintaining our retention rates, and expanding usage of our end- to-end solutions by existing customers. While we have experienced significant growth in the number of our managed and connected devices, we may not continue achieving similar growth rates in the future.

Sales efforts targeted at larger enterprises typically involve greater costs, longer sales cycles, greater competition and less predictability in completing some of our sales. As a result of these factors, these sales opportunities may require us to devote greater sales, research and development, and customer support resources to these customers, resulting in increased costs and lengthened sales cycles. If our efforts to sell to large enterprises are not successful or do not generate additional revenue, our business could suffer.

Moreover, our business is based on (i) fixed monthly subscription fees charged for accessing our SaaS solutions, (ii) payment processing fees charged as a percent of transaction value at the point of sale and (iii) one-time payment for sales of our integrated POS devices. Customers who purchase and use our integrated POS devices are not obligated to use our payment processing or SaaS solutions, and those who do may discontinue or reduce their use of these solutions. Businesses may or may not use our platform as result of a number of factors, including their satisfaction or dissatisfaction with our integrated POS devices, SaaS solutions, APIs, our fees or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions, decreases in the number of transactions by consumers, or reductions in our customers’ spending levels.

It is also difficult to predict attrition rates given our varied customer base of large enterprise and SME customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, consumers’ spending levels, mix of customer base, decreases in the consumer base of our customers, competition, pricing increases, or changing or deteriorating general economic conditions. If we fail to expand our customer base or our customers’ use of our platform’s solutions, our revenue may decline or grow slower than anticipated, which could harm our business, results of operations and financial condition.

We may be unable to successfully develop and expand our platform, which could limit our ability to grow and maintain our competitive position and adversely affect our financial condition, results of operations and cash flow.

Our growth depends, in part, on continued revenue from our existing products, as well as the successful development and introduction of new solutions or technologies, which face uncertainty with respect to customer acceptance and reaction from competitors. Any delay in the development or launch of a new product could result in our competitors being the first to market, which could compromise our competitive position. Further, the development and introduction of new products may require us to make investments in specialized personnel and capital equipment, increase marketing efforts and reallocate resources away from other uses.

The attractiveness of our payment processing services also depends on our ability to integrate emerging payment technologies, alternative payment methods and credit card systems that our processing partners or we may not adequately support or for which they or we do not provide competitive processing rates. In the event such methods become popular among consumers, any failure to timely integrate emerging payment methods into our software, anticipate consumer behavior changes, or contract with processing partners that support such emerging payment technologies could reduce the attractiveness of our payment processing services and of our platform, and adversely affect our operating results.

We also may need to modify our systems and strategy in light of new products that we develop. If we are unable to develop and introduce new products in a cost-effective manner or otherwise effectively manage our operations relating to new products, our financial condition, results of operations and cash flows could be adversely affected.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers and could adversely affect our business, financial condition and results of operations.

In deploying and using our products, our customers depend on our support team to resolve complex technical and operational issues. We also rely on third parties to provide some support services, and our ability to provide effective support is partially dependent on our ability to engage qualified and capable third-party service providers. As we continue to grow our business and improve our platform, we will face challenges related to providing high-quality support services at scale. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support or to modify the nature, scope, and delivery of our customer support to compete with changes in customer support services provided by our competitors. Increased demand for customer support could increase costs and, without a corresponding increase in revenue, adversely affect our operating results. Our revenue streams are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation and brand, our ability to benefit from referrals by existing customers, our ability to sell our platform to existing and prospective customers, and our business, financial condition and results of operations.

We rely on two manufacturers for the development of a majority of our finished POS devices.

We rely on two manufacturers to complete the assembly of the majority of our finished POS devices. Any disruption in one or both of these relationships may cause us to fail to meet the demands of our customers, damage our customer relationships and adversely affect our results of operations. We obtain all of the finished products from these two contract manufacturers on a purchase order basis, and both of them have no obligation to provide us with any specified minimum quantities of finished products. In the event our relationship with either, or each contract manufacturer is disrupted or either, or each is unable to deliver sufficient quantities of finished products, we may be unable to locate, qualify and engage with an alternate contract manufacturer in a timely, cost-efficient manner. Further, any failure or deterioration of quality control at either contract manufacturer could result in defects in our projects or products, which in turn may subject us to contractual, product liability and other claims. Any such claims, regardless of whether they are ultimately successful, could cause us to incur costs, harm our business reputation and result in disruption to our operations.

We rely on processing service providers, credit card networks and other entities in the payment transfer system to process payments, and if they fail or no longer agree to provide their services or we fail to comply with our obligations under those relationships, our customer relationships could be adversely affected, and we could lose business.

Our payment processing services are dependent on a payment transfer system that operates through a chain of different entities, including but not limited to clearing entities, banks and credit card companies. We rely on payment processors, regulated financial institutions and other partners and third-party vendors to enable us to provide services to our customers. Due to our agreements with our partners and service providers, we are contractually required to comply with certain legal and regulatory requirements, the card network rules and other obligations which otherwise would not necessarily be applicable to us. If we fail to meet our obligations under our agreements with payment processors or other service providers, one of the entities fails to fulfill its obligations to us or engages in prohibited activity, or if we or our service providers decide to terminate our agreement, we would need to find one or more new vendors to provide materially similar services. If we are unable to find vendors under terms consistent with, or better than, those currently in place, or if we are unable to sign new agreements or maintain our current relationships under terms consistent with those currently in place, our revenue and business may be harmed. This may directly result in a violation of our obligations to our customers or otherwise adversely affect our activities, reputation and results.

The termination of our existing relationships with commercial communications services providers could force us to adapt our products to a new vendor.

Our activities are grounded in our data transfer capability. Termination of business relationships with vendors from the communications field, such as vendors of infrastructure and internet servers, could have a negative impact on our business, financial condition or results of operations. The operation of communications enabling our activity is dependent on the reliability and capacity of services supplied to us by communications vendors.

Termination of business ties with vendors from this field could force us to invest additional resources in order to adapt our products to a new vendor, which could harm our business.

Any past or future acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business, and negatively impact our results of operations.

In pursuing our business strategy, we routinely conduct discussions and evaluate opportunities for possible acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions.

We have in the past acquired or invested in, and we continue to seek to acquire or invest, in businesses, technologies or other assets that we believe could complement or expand our business. The identification, evaluation, and negotiation of potential transactions may divert the attention of management and entail various expenses, whether or not such transactions are ultimately completed. There can be no assurance that we will be successful in identifying, negotiating, and consummating favorable transaction opportunities. In addition to transaction and opportunity costs, these transactions involve large challenges and risks, whether or not such transactions are completed, any of which could harm our business and negatively impact our results of operations, including risks that:

•	the transaction may not advance our business strategy;

•	we may not be able to secure required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;

•	the transaction may subject us to additional regulatory burdens that affect our business in potentially unanticipated and significantly negative ways;

•	we may not realize a satisfactory return or increase our revenue;

•	we may experience difficulty, and may not be successful in, integrating technologies, IT or business enterprise systems, culture, or management or other personnel of the acquired business;

•	we may incur significant acquisition costs and transition costs, including in connection with the assumption of ongoing expenses of the acquired business;

•	we may not realize the expected benefits or synergies from the transaction in the expected time period, or at all;

•	we may be unable to retain key personnel;

•
acquired businesses or businesses that we invest in may not have adequate controls, processes and procedures to ensure compliance with laws and regulations, including with respect to data privacy and security, and our due diligence process may not identify compliance issues or other liabilities—moreover, acquired businesses’ technology stacks may add complexity, resource constraints, and technological debt that makes it difficult and time consuming to achieve such adequate controls, processes, and procedures;

•
we may fail to identify or assess the magnitude of certain liabilities, shortcomings, or other circumstances prior to acquiring or investing in a business, which could result in additional financial, legal or regulatory exposure, which may subject us to additional controls, policies, procedures, liabilities, litigation, costs of compliance or remediation, or other adverse effects on our business, operating results, or financial condition;

•	we may have difficulty entering into new product areas, market verticals or geographic territories;

•	we may be unable to retain the customers, vendors and partners of acquired businesses;

•	there may be lawsuits or regulatory actions resulting from the transaction;

•	there may be risks associated with undetected security weaknesses, cyberattacks, or security breaches at companies that we acquire or with which we may combine or partner;

•	there may be local and foreign regulations applicable to the international activities of our business and the businesses we acquire; and

•	acquisitions could result in dilutive issuances of equity securities or the incurrence of debt.

We may also choose to divest certain businesses or product lines. If we decide to sell assets or a business, we may have difficulty obtaining terms acceptable to us in a timely manner, or at all. Additionally, we may experience difficulty separating out portions of, or entire, businesses, incur potential loss of revenue or experience negative impact on margins, or we may not achieve the desired strategic and financial benefits. Such potential transactions may also delay achievement of our strategic objectives, cause us to incur additional expenses, potentially disrupt customer or employee relationships, and expose us to unanticipated or ongoing obligations and liabilities, including as a result of our indemnification obligations. Further, during the pendency of a divestiture, we may be subject to risks related to a decline in the business, loss of employees, customers or suppliers and the risk that the transaction may not close, any of which would have a material adverse effect on the business to be divested and us. If a divestiture is not completed for any reason, we may not be able to find another buyer on the same terms, and we may have incurred significant costs without the corresponding benefit.

Joint ventures and minority investments inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational, regulatory, and/or compliance risks associated with the joint venture or minority investment. In addition, we may be dependent on joint venture partners, controlling shareholders, management or other persons or entities who control them and who may have business interests, strategies, or goals that are inconsistent with ours. Business decisions or other actions or omissions of the joint venture partners, controlling shareholders, management, or other persons or entities who control them may adversely affect the value of our investment, result in litigation or regulatory action against us, and may otherwise damage our reputation and brand.

We rely on our key personnel and, if they leave us, our results and product development could be harmed.

Our future success and our ability to manage future growth depend, in large part, upon the efforts and expertise of our senior management team. Our senior management team is comprised of highly regarded and experienced figures within our industry. They have extensive experience with, and an exceptional understanding of, our business, customers and products. It could be difficult for us to find appropriate replacements for our senior management, as competition for personnel is intense. For example, Mr. Yair Nechmad, CEO, co-founder and a controlling shareholder in the Company, and well as Mr. David Ben-Avi, CTO, co-founder and a controlling shareholder, are key figures in the Company. Although we are not dependent on these key figures, we could be harmed if they were to leave the Company.

Our ability to recruit, retain, and develop qualified personnel is critical to our success and growth.

Our businesses function at the intersection of rapidly changing technological, economic, and regulatory environments that require a wide range of expertise and intellectual capital. For us to successfully compete and grow, we must recruit, retain, and develop personnel who can provide the necessary expertise across a broad spectrum of disciplines. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to ensure we have the necessary human resources capable of maintaining continuity in our business.

The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Following the September 2022 listing of our ordinary shares on the Nasdaq Global Select Market (“Nasdaq”), the trading price of our ordinary shares is likely to remain volatile, could be subject to fluctuations in response to various factors and may not appreciate. If the perceived value of our equity awards declines for these or other reasons, it may adversely affect our ability to attract and retain highly qualified employees.

We are also substantially dependent on our direct sales force and marketing team to obtain new customers and increase sales to existing customers. There is significant competition for sales and marketing personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of direct sales and marketing personnel to support our growth. If we are unable to hire, train, and retain a sufficient number of qualified and successful sales personnel, our business, financial condition and results of operations could be harmed.

Failure to maintain and enhance our brand recognition in a cost-effective manner could harm our business, financial condition, and results of operations.

We believe that maintaining and enhancing our brand identity and reputation is critical to our relationships with existing, and ability to attract new, customers, partners and employees. Accordingly, we have invested, and expect to continue to invest, a great amount of resources in branding and other marketing initiatives, which may not be successful or cost effective. If we do not successfully maintain and enhance our brand and reputation in a cost-effective manner, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands or reputations, and we could lose customers or partners, all of which would harm our business, financial condition, and results of operations.

In addition, any negative publicity about our company or our management, including about the quality, stability, and reliability of our products or services, changes to our products and services, our data privacy and cybersecurity practices, litigation, regulatory enforcement and other actions involving us, as well as the perception of us and our products by our customers and their consumers, even if inaccurate, could cause a loss of confidence in us and adversely affect our brand.

Exchange rate fluctuations could adversely affect our results of operations.

A material portion of our expenses are incurred in Israel and denominated in NIS. However, we are active in more than 70 different countries and therefore receive payments and derive revenue in a large number of currencies (primarily the Euro, U.S. dollar, Australian Dollar and British Pound). Our financial statements are presented in U.S. dollar, our functional and reporting currency, and therefore we are exposed to fluctuations in the different exchange rates in relation to the U.S. dollar, which could impact on our results of operations. Our results may be reduced by fluctuations in foreign currency exchange rates that could materially adversely affect our business, results of operation and financial condition.

Risks Related to Data Security, Privacy, Information Technology and Intellectual Property

Information security failures or interruptions of our or our third-party partners’ or service providers’ information technology systems could adversely affect our business, financial condition and results of operations.

As a company that processes payments, information security failures and leaking of financial data of our customers or their consumers, as well as passage of information between different territories in violation of privacy protection laws, could harm our results and reputation. Sensitive credit provider information, personal information, personally identifiable information and other financial data are transferred through our products and services, either within execution of transactions or within remote management services we offer. The processing of the information we acquire in connection with our customers’ use of our services is subject to numerous privacy, data protection, cybersecurity, and other laws, rules and regulations in a number of jurisdictions.

Furthermore, we operate under strict information security requirements and use advanced security technologies in order to comply with such laws, rules and regulations, to prevent data loss and to protect the confidential, proprietary, and sensitive information to which we have access. In order to mitigate against failures and attacks of our information technology systems, we strive to improve the security services of our own servers, as well as the security environment provided to customers and third parties using our products. For example, we possess three cloud environments for saving information, as well as a sterile cloud environment. In addition, we have offline backup for information, as well as a support team active seven days a week and external teams for identification of attacks, infiltration and more. Despite these measures, our efforts to protect such sensitive information may not be effective, which could disrupt our operations and adversely affect our business.

The nature of our business and our reliance on digital technologies may make us an attractive target for, and potentially vulnerable to, technological failures and exposure to cyber-attacks, fraud, computer malware, computer viruses, social engineering (including phishing and ransomware attacks), malware, password praying, credential stuffing, general hacking, physical or electronic break-ins, or similar disruptions. Any breaches of our security systems, including as a result of employee theft, exfiltration, misuse or malfeasance, our actions, omissions, or errors, third-party actions, omissions, or errors, unintentional events, or deliberate attacks by cyber criminals, may result in the loss of, or unauthorized access to, our or our customers’ data, including personal data, our intellectual property, or other confidential, proprietary or sensitive business information. The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data, customer data or end-user data, disable or degrade service, or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly, and may not be recognized or detected until after they have been launched against a target. We and our service providers now also face threats from sophisticated nation-state and nation-state-supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risks to our and their systems, internal networks and the information that we and they store and process. We expect that unauthorized parties will continue to attempt to gain access to our systems or facilities through various means, including hacking into our systems or facilities or those of our customers, or attempting to fraudulently induce (for example, through spear phishing attacks or social engineering) our employees, customers, partners, vendors or other users of our systems into disclosing usernames, tax identifications, passwords, payment card information, or other personal or sensitive information, which may in turn be used to access our information technology systems. Any accidental or willful security breaches, security incidents or other unauthorized access to our platform or servicing systems could cause personal, confidential, proprietary, or sensitive information to be stolen and used for criminal or other unauthorized purposes. Such an event could even impact our ability to engage with clearing entities, banks and credit companies, since under the terms of agreements with these entities, non-compliance with security requirements could lead to termination of the commercial engagement. To the extent that any system failure or similar event results in harm or losses to customers using our platforms, customers could also seek monetary recourse or contractual remedies from us for their losses and such claims, even if unsuccessful. Beyond the risks posed to our reputation and financial position by loss of user financial data, personal data or other sensitive information, we could be exposed to regulatory inquiries, time-consuming and expensive litigation, sanctions and fines.

Furthermore, regulators and many foreign, federal, state and local laws and regulations require notice of certain data security breaches that involve personal information. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause customers to lose confidence in the effectiveness of our data security measures. Any security breach suffered by us or our service providers, any attack against our service availability, any unauthorized, accidental, or unlawful access or loss of data, or the perception that any such event has occurred, could result in a disruption to our service, litigation, an obligation to notify regulators and affected individuals, the triggering of indemnification and other contractual obligations, regulatory investigations or inquiries, substantial government fines and penalties, reputational damage and loss of customers and ecosystem partners, and our business and operations could be adversely affected. In addition, we may incur significant costs and operational consequences in connection with investigating, mitigating, remediating, eliminating and putting in place additional tools and devices designed to prevent future actual or perceived security incidents, as well as in connection with complying with any notification or other obligations resulting from any security incidents. Our insurance policies carry retention and coverage limits, which may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business. Furthermore, we cannot be certain that insurance coverage will continue to be available on acceptable terms or at all, or that the insurer will not deny coverage as to any future claim. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

To the extent we use or are dependent on any particular third-party data, technology, or software, we may also be harmed if such data, technology, or software becomes non-compliant with existing regulations or industry standards, becomes subject to third-party claims of intellectual property infringement, misappropriation, or other violation, or malfunctions or functions in a way we did not anticipate. Any loss of the right to use any of this data, technology or software could result in delays in the provisioning of our products and services until equivalent or replacement data, technology, or software is either developed by us, or, if available, is identified, obtained and integrated, and there is no guarantee that we would be successful in developing, identifying, obtaining or integrating equivalent or similar data, technology, or software, which could result in the loss or limiting of our products, services, or features available in our products or services. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to complex and evolving regulations and oversight related to privacy and data protection.

We are subject to various laws, rules, directives and regulations, as well as contractual obligations, relating to the collection, storing, sharing, use, disclosure, retention, disposition, security, protection, transfer and other processing (“Processing”) of personal information and other data, including personally identifiable information of our customers, their consumers and our employees. The regulatory framework for privacy and data protection worldwide is rapidly evolving and, as a result, implementation standards and enforcement practices are likely to continue to evolve for the foreseeable future. Legislators and regulators are increasingly adopting or revising privacy and data protection laws, rules, directives, and regulations that could have a significant impact on our current and planned privacy and data protection-related practices, our Processing of consumer or employee information, and our current or planned business activities.

In the United States, the Federal Trade Commission (“FTC”) and many state attorneys general interpret federal and state consumer protection laws to impose standards for the online Processing of data. Such standards require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. In addition, if we fail to take appropriate steps to keep consumers’ personal data secure, such failure may also constitute unfair acts or practices under the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices.

Moreover, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding data privacy and security. For example, the State of California enacted the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), which created new privacy rights for users residing in the state. The CCPA broadly defines personal information and gives California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and the right to opt out of certain sharing and sales of personal information and provides a new cause of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. The law also prohibits covered businesses from discriminating against California residents (for example, charging more for services) for exercising any of their CCPA rights. It also creates a new California data protection agency specifically tasked to enforce the law, which could result in increased regulatory scrutiny of businesses operating in California in the areas of data protection and security.

The enactment of the CCPA and other state privacy, data protection and cybersecurity laws, rules and regulations is prompting a wave of similar legislative developments in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. At least four such state laws (in Virginia, Colorado, Connecticut and Utah) have taken effect, or are scheduled to take effect in 2023. In 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”). The VCDPA creates consumer rights, similar to the CCPA, but also imposes security and assessment requirements for businesses. In addition, later in 2021, Colorado enacted the Colorado Privacy Act (the “COCPA”), which is scheduled to take effect later in 2023, becoming the third comprehensive consumer privacy law to be passed in the United States (after the CCPA and VCDPA). The COCPA closely resembles the VCDPA and will be enforced by the respective states’ attorneys general and district attorneys, although the two differ in many ways. As these laws, rules and regulations become enforceable, we must comply with each if our operations fall within the scope of such newly enacted comprehensive mandates. The enactment of such laws, rules and regulations could have potentially conflicting requirements that would make compliance challenging.

In addition, some laws require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify consumers or other counterparties of a security breach. Regardless of our contractual protections, any actual or perceived security breach or breach of our contractual obligations could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

We are also subject to other privacy and data protection laws and standards, including but not limited to the Children’s Online Privacy Protection Act, the Gramm-Leach-Bliley Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Personal Information Protection and Electronic Documents Act, the Telephone Consumer Protection Act, the Payment Card Industry Data Security Standard, the Canadian Anti-Spam Law, Section 30a of the Israeli Telecommunications (Telecommunications and Broadcasts) Law, 5742-1982, and the United Kingdom General Data Protection Regulation. These laws and any other applicable state, federal, and international privacy laws, may increase our compliance costs and potential liability.

Our operations abroad may also be subject to increased scrutiny or attention from data protection authorities. The European Union’s (“EU”) General Data Protection Regulation (“GDPR”), which regulates the gathering, Processing, protection, storage and transfer of personal data, applies directly to the activities of our subsidiaries that are established in the European Union and indirectly to us and our non-EU subsidiaries to the extent that such entities process personal data collected from EU data subjects through the offering of goods and services or monitoring of data subjects in the EU. The GDPR, which became effective in May 2018, created new individual privacy rights and imposed worldwide obligations on companies Processing personal data of EU users, which has created a greater compliance burden for us and other companies with European users, and subjects violators to substantial monetary penalties. Fines for noncompliance with the GDPR are significant and can be up to the greater of €20 million or 4% of annual global turnover. The GDPR requires data controllers to implement stringent operational requirements, including, for example, transparent and expanded disclosure to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for demonstrating that they have obtained valid consent for certain data Processing activities, and also to impose significant requirements on data Processing actions on their behalf. The GDPR also provides that EU member states may introduce further conditions, including limitations, and make their own laws and regulations further limiting the Processing of ‘special categories of personal data,’ including personal data related to health, biometric data used for unique identification purposes and genetic information, which could limit our ability to collect, use and share EU data, and could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harm our business and financial condition. Following the United Kingdom’s exit from the European Union, known as Brexit, the United Kingdom implemented the UK General Data Protection Regulation (“UK GDPR”), which currently imposes substantially the same obligations as the GDPR. With respect to transfers of personal data from the European Economic Area (“EEA”), on June 28, 2021, the European Commission issued an adequacy decision in respect of the United Kingdom’s data protection framework, enabling data transfers from EU member states to the United Kingdom to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs it could lead to additional costs and increase our overall risk exposure.

The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) struck down a frequently used permitted personal data transfer mechanism between the EU and the United States, leading to uncertainty about the legal basis for other transfers of personal data from the EU to the United States. We and many other companies may need to implement different or additional measures (such as the recently revised standard contractual clauses) to establish or maintain legitimate means for the transfer and receipt of personal data from the EEA and the United Kingdom to the United States, and we may, in addition to other impacts, experience additional costs associated with increased compliance burdens, and we and our customers face the potential for regulators to apply different standards to the transfer of personal data from the EEA and the United Kingdom to the United States, and to block, or require ad hoc verification of measures taken with respect to, certain data flows from the EEA and the United Kingdom to the United States. We and our customers may face a risk of enforcement actions by data protection authorities in the EEA and the United Kingdom relating to personal data transfers. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel, damage our reputation and adversely affect our business, financial condition and results of operations. Any of these developments may have an adverse effect on our business.

An additional example of data privacy laws and regulations we may be subject to is the Israeli Protection of Privacy Law, 5741-1981 (“PPL”) and the regulations promulgated thereunder, including the Israeli Protection of Privacy (Data Protection) Regulations, 5777-2017. The PPL and the regulations promulgated thereunder, as well as guidelines of the Israeli Privacy Protection Authority (the “PPA”), impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. Failure to comply with the PPL, its regulations and guidelines issued by the PPA may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. The PPA may initiate administrative inspection proceedings, from time to time, without suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the PPA and reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs. Pending legislation in Israel may result in a change to the current enforcement measures and sanctions.

We publicly post policies and documentation regarding our practices concerning the Processing of data. This publication of our privacy policy and other documentation that provide promises and assurances about privacy and security is required by applicable law and can subject us to proceedings and actions brought by data protection authorities, government entities, or others (including, potentially, in class action proceedings brought by individuals) if our policies are alleged to be deceptive, unfair, or misrepresentative of our actual practices.

Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so.

Any breach of data or privacy protection laws or regulations could result in significant fines, regulatory investigations, reputational damage, orders to cease Processing data or to change our practices, enforcement notices or assessment notices for a compulsory audit. We could also face civil privacy and data protection claims, including representative or class action litigation, potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm. Non-compliance could result in proceedings against us by governmental entities, consumers, data subjects, or others. We may also experience difficulty retaining or obtaining new consumers in these jurisdictions due to the legal requirements, compliance costs, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these consumers pursuant to the terms set forth in our engagements with them.

Compliance with current or future privacy and data protection laws (including those regarding security breach notification) affecting consumer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve us sharing information with third parties or storing personal or sensitive information), which could materially and adversely affect our profitability and could reduce income from certain business initiatives. We have incurred, and may continue to incur, significant expenses to comply with evolving privacy and security standards and protocols imposed by law, regulation, industry standards, shifting consumer expectations, or contractual obligations. In particular, with laws and regulations such as the GDPR in the EU, the UK GDPR in the United Kingdom, the PPL in Israel and the CCPA, CPRA, VCDPA, and COCPA in the U.S. imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and we may incur significant costs and expenses in an effort to do so. There is a risk that the interpretations and measures conducted by us in our efforts to comply with the applicable data protection legislation may prove to be insufficient or incorrect. Any failure, real or perceived, by us to comply with our privacy, data protection, or information security policies, changing consumer expectations, or with any evolving regulatory requirements, industry standards, or contractual obligations could cause our customers to reduce their use of our products and services, disrupt our supply chain or third-party vendor or developer partnerships, and materially and adversely affect our business. Privacy and data security concerns, whether valid or not, may inhibit market adoption of our products and services, particularly in certain industries and jurisdictions. If we are not able to quickly adjust to changing laws, regulations, and standards related to the internet, our business may be harmed.

Operational failures, including within data transfer, could harm our reputation, ability to retain customers and recruit new customers, as well as our business results.

The core of our activity is providing technological services. As a result, and in light of the continuous, rapid development of the area of activity, as well as expansion of the services required by our customers, we are exposed to operational risks, including risks to the stable, ongoing operation of our technological systems, data security and the durability of our servers and data transfer infrastructure. These risks include technical malfunctions, overloads of system servers and cyber-attacks that could lead to the failure or shutdown of our computer systems and servers. If a technical failure or an attack on our computer infrastructure occurs and we are unable to restore our systems to proper functioning within a reasonable timeframe, our reputation and business results may suffer. Additionally, real or perceived software errors, failures, bugs, defects or outages of our systems could materially and adversely affect our business, results of operations, financial condition, and future prospects.

Our systems rely on software that is highly technical and complex, and we depend on the ability of such software to store, retrieve, manage and otherwise process immense amounts of data. As a result, undetected errors, failures, bugs, or defects may be present in such software or occur in such software in the future, especially when updates or new products or services are released, and particularly to the extent such failures are not detected or remedied quickly. Our products and services we provide are designed to process complex transactions and deliver reports and other information related to those transactions, all at high volumes and processing speeds. Since customers use our services for important aspects of their businesses, any errors, defects, disruptions in services, or other performance problems with our services could hurt our reputation and damage our customers’ businesses. For example, if we approve a transaction incorrectly and the acquiring or issuing bank does not transfer the funds for any reason, we are liable to our customers for the amount of the transaction. Software and system errors, or human error, could delay or inhibit settlement of payments, result in over settlement, cause reporting errors, or prevent us from collecting transaction fees, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, in order to compete as a significant player in the market for payment processing and operations solutions for businesses, we must demonstrate technological flexibility and advanced technical capability. We operate in an industry experiencing rapid technological change and frequent product introductions, including developments in payment card tokenization, mobile payments, social commerce (i.e., e-commerce through social networks), authentication, virtual currencies, distributed ledger or blockchain technologies, near field communication and other proximity or contactless payment methods, machine learning and artificial intelligence.

We may not be able to make technological improvements as quickly as demanded by our customers, which could harm our ability to meet market demands and maintain the innovativeness and uniqueness of the services and products we offer. Developing and adapting to new technologies, together with expansion of our services and an increase in our customer base, requires us to continuously maintain and expand our existing technological capabilities, including those for data transfer between the points of operation and the servers.

Operational failures, including within data transfer, could harm our reputation, business results and our ability to retain customers and recruit new customers. Furthermore, as our business continues to grow, we will need to invest additional resources to improve our operational infrastructure in order to maintain its performance level under a heavy operational load. Any failure to do so effectively could harm our business.

Our services must integrate with a variety of operating systems, software, hardware, web browsers and networks of third-party payments processors, banks and acquirers. If we are unable to ensure that our services or hardware interoperate in real time with such operating systems, software, hardware, web browsers and networks, our business may be materially and adversely affected.

We are dependent on the ability of our products and services to integrate with a variety of operating systems, software, hardware and networks, as well as web browsers that we do not control. Any changes in these systems or networks that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our products and services. In the event that it is difficult for our customers to access and use our products and services, our business may be materially and adversely affected. We also rely on bank platforms, acquirers, payment processors, last-mile payment service providers and others, including card issuers and alternative payment methods, to process some of our transactions. If there are any issues with, or service interruptions in, these bank platforms, users may be unable to have their transactions completed, which would seriously harm our business.

In addition, our solutions, including hardware and software, interoperate with mobile networks offered by telecom operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our solutions with such networks and devices and require modifications to our solutions. If we are unable to ensure that our hardware continues to interoperate effectively with such networks and devices, or if doing so is costly, our business may be materially and adversely affected.

Our business could suffer if we are unable to obtain, maintain, protect, defend or enforce our intellectual property or proprietary rights, or if others claim that we have infringed upon their intellectual property rights.

Our ability to obtain, maintain, protect, defend and enforce our existing intellectual property and technological know-how is a matter of great importance. Continuing to lead in the provision of our services to customers is partially dependent on our ability to protect the intellectual property upon which our products are based, as well as trade secrets. We seek to protect our intellectual property, whether registered or unregistered, and proprietary rights by relying on applicable laws, rules and regulations, as well as contractual restrictions both with our employees in the development of new services and technologies and when offering or procuring products and services, including through confidentiality agreements with our employees and third parties with whom we conduct business.

Nonetheless, the steps we take to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights may be inadequate and, despite our efforts to protect these rights, unauthorized third parties, including our competitors, may duplicate, mimic, reverse engineer, access, obtain or use the proprietary aspects of our technology, processes, products or services without our permission. Our competitors and other third parties may also design around or independently develop similar technology or otherwise duplicate or mimic our services or products such that we would not be able to successfully assert our intellectual property or other proprietary rights against them. We cannot assure that any future patent, trademark or service mark registrations will be issued for our pending or future applications or that any of our current or future patents, copyrights, trademarks, or service marks (whether registered or unregistered) will be valid, enforceable, sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights, or provide us with any competitive advantage. A failure to suitably protect our technology could lead to increased competition from our competitors and even a loss of customers. Furthermore, competitors may reverse engineer our technology and develop similar products and services. We also might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights and technology. Additionally, our contractual arrangements may be breached and our contractual arrangements and other steps we have taken to protect our intellectual property may not prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. We cannot guarantee that we have entered into agreements containing obligations of confidentiality with each party that has or may have had access to proprietary information, know-how, or trade secrets owned or held by us. Protecting and/or enforcing our intellectual property rights and other proprietary rights may be expensive, time-consuming and may require litigation for which outcomes are inherently uncertain, such that we may not be successful. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Defending a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts within and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

In addition, third parties may assert that we infringed, misappropriated or otherwise violated a patent, copyright, trademark or other intellectual property right belonging to them and we may become subject to intellectual property disputes. Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim. Moreover, a successful claim of intellectual property infringement, misappropriation, dilution or other violation against us or a settlement is time-consuming and could also require us to pay substantial amounts (including treble damages and attorneys’ fees if we are found to have willfully infringed intellectual property rights) or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We may also not be able to obtain a license to use satisfactory alternative technology that would allow us to continue selling our products and services. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, regardless of the merit of the claim or our defenses, may require us to do one or more of the following:

•	cease selling or using solutions or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate, dilute or violate;

•	make payment of substantial royalty or license fees, lost profits or other damages;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	discontinue some or all of the features, integrations and capabilities available through our solutions;

•	indemnify our products’ users or third-party service providers;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•
redesign or rebrand our allegedly infringing solutions to avoid infringement, misappropriation, dilution or violation of third-party intellectual property rights, which could be costly, time-consuming or impossible.

Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

Any settlement or adverse judgment may also require us to restrict or prohibit our use of our intellectual property, expend significant resources to redesign our technology or products, and indemnify third parties. Furthermore, even if intellectual property disputes do not result in litigation, the time and resources necessary to resolve them could have a material adverse effect on our business, financial condition and results of operations. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. We expect that the occurrence of infringement claims is likely to grow as the market for our products and solutions grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

For more information regarding our intellectual property portfolio as of the date of this annual report, see “Item 4. Information on the Company—B. Business Overview— Intellectual Property.”

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

Our success depends in large part on our proprietary information, including certain processes, models, algorithms and other know-how developed over years of research and development. We rely on trade secrets, especially in cases where we believe other forms of registered intellectual property protection may not be appropriate or obtainable. However, trade secrets are difficult to protect. We seek to protect these trade secrets and other proprietary information, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaborators, consultants, advisors and other third parties.

However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Further, despite these efforts, no assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information as any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our technologies that we consider proprietary. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how and we would be unable to prevent them from doing so. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary information will be effective.

We make use of open-source components in our proprietary software, and any actual or alleged failure to comply with any licensing terms associated with such components could lead to costly claims against us by others, possible litigation or force us to re-engineer or disclose our proprietary software.

We use open-source software in connection with our proprietary software and expect to continue to use open-source software in the future. Some open-source licenses require licensors to provide source code to licensees upon request, or prohibit licensors from charging a fee to licensees. While we try to insulate our proprietary code from the effects of such open-source license provisions, we cannot guarantee these efforts will be successful.

Although we believe that we have complied with our obligations under the various applicable licenses for open-source software, and we regularly monitor our usage of such software, it is possible that we may not be aware of all instances where open-source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open-source licenses. Accordingly, we may face claims from others claiming ownership of, or seeking to enforce the license terms applicable to, such open-source software, including by demanding release of the open-source software, derivative works or our proprietary source code that was developed or distributed with such software. These claims could also result in litigation, imposing costs on us for legal hearings or requiring us to purchase a costly license or require us to devote additional research and development resources to change our software. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our software or incur additional costs. We cannot guarantee that we have not incorporated open-source software into our proprietary software in a manner that may subject our proprietary software to an open-source license that requires disclosure, to customers or the public, of the source code to such proprietary software. Any such disclosure would have a negative effect on our business and the value of our proprietary software.

Furthermore, there are an increasing number of open source software license types, almost none of which have been interpreted by courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products and services. If we are held to have breached or failed to fully comply with all the terms and conditions of an open-source software license, we could face infringement claims or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, if at all, to re-engineer all or a portion of our products, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code.

In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open-source software cannot be eliminated and could have a material adverse effect on our business, financial condition and results of operations. For instance, open-source software is often developed by different groups of programmers outside of our control that collaborate with each other on projects. As a result, open-source software may have security vulnerabilities, defects or errors of which we are not aware. Even if we become aware of any security vulnerabilities, defects or errors, it may take a significant amount of time for either us or the programmers who developed the open-source software to address such vulnerabilities, defects or errors, which could negatively impact our products and services, including by adversely affecting the market’s perception of our products and services, impairing the functionality of our products and services, delaying the launch of new products and services, or resulting in the failure of our products and services, any of which could result in liability to us, our vendors and service providers.

We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products, services and offerings.

We rely, and expect to continue to rely on, certain services and intellectual property that we license from third parties for use in our operations, products, and offerings. We cannot be certain that our licensors are not infringing upon the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the third-party technology used in our business in all jurisdictions in which we may operate. Disputes with licensors over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the operations, products or offerings that include or incorporate the licensed intellectual property. Any such discontinuation or limitation could have a material and adverse impact on our business, financial condition and results of operation.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with our customers, partners and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, solutions or other acts or omissions. The term of these contractual provisions may survive termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, financial condition, revenues, results of operations or cash flows.

Risks Related to Legal and Regulatory Matters

We are subject to substantial governmental and commercial regulations across our areas of activity. Any failure to comply with applicable regulations or standards may lead to significant regulatory consequences and could have an adverse effect on our business, financial condition or results of operations.

Our activity, particularly our payment processing offerings, are subject to substantial governmental regulations, which vary according to our different areas of activity. Our operations are also subject to commercial standards. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

For example, we provide services in more than 70 countries but only hold licenses, registrations or other authorizations in a subset of these countries. We exercise our judgment as to whether our activities are subject to licensing requirements or otherwise regulated in the countries in which we operate, and it is possible that regulators or other governmental or judicial bodies in such countries may disagree with our determination as to whether we require a license, registration or other authorization or as to the sufficiency of the scope of our licenses, registrations or other authorizations to cover our business activities. Financial regulators across jurisdictions are increasingly focused on regulation of the payments industry, including with respect to the activities of non-bank payment processors and intermediaries, and we may, as we have in the past, receive enquiries from regulators as to our licensing position in particular jurisdictions which may require us to engage with regulators on this subject, and require investment of financial and managerial resources or amendments to our operations. To the extent that we do not comply, or have not in the past complied, with applicable licensing requirements or other regulations and requirements, we could face regulatory enforcement action, including fines, penalties, revocations of licenses, registrations or other authorizations, limitations on our products and services and other regulatory consequences, which may be significant and could have an adverse effect on our business, financial condition or results of operations. Further, the inability to obtain new licenses or other authorization in new jurisdictions into which we plan to expand our operations, or the loss of any license or other authorization in jurisdictions in which we presently operate, could have an adverse effect on our business, prospects, financial condition or results of operations.

In addition, changes in governmental or commercial regulations affecting our different areas of activity require us to adapt our products in order to meet different requirements, including through the investment of financial and managerial resources. Changes in the regulations or commercial standards applicable to our activity could substantially impact our financial position and results.

Similarly, in certain countries, we rely on agreements with payment processing providers that are licensed, registered or otherwise authorized to operate under applicable laws in order to be able to provide payment processing services to our customers. There may be changes to regulations or provisions of law applicable to our engagements with these payment processing entities that change the characteristics of or bring an end to these engagements. Such changes may force us to discontinue engagements with payment processing entities or engage with other payment processing entities, which could materially and adversely affect our business status, financial condition, and operating results. See “—Risks Related to our Business and Industry—We rely on processing service providers, credit card networks and other entities in the payment transfer system to process payments, and if they fail or no longer agree to provide their services or we fail to comply with our obligations under those relationships, our customer relationships could be adversely affected, and we could lose business.”

Additionally, we are licensed as an Electronic Money Institution (“EMI”) in the EU in Lithuania. This authorization imposes significant ongoing compliance obligations and costs on us. In particular, EMIs are subject to detailed rules on how electronic money is issued to customers, how customer funds must be safeguarded and how electronic money may be redeemed. We are required to ensure funds received from customers for electronic money are either held in a segregated account with an authorized credit institution, invested in secure, liquid assets or covered by an insurance policy or comparable guarantee. We are also required to satisfy regulatory capital requirements. Specifically, EMIs must at all times hold initial capital of at least EUR 350,000. There is also an ongoing capital requirement which is calculated as a percentage of the average outstanding amount of issued electronic money. Capital is required to be held as a buffer, absorbing both unexpected losses that arise while the business is a going concern as well as the first losses if it is wound up. As well as safeguarding of customers’ funds and regulatory capital requirements, EMIs must maintain detailed internal compliance policies and procedures that address, among other things, customer complaints handling, financial crime controls, anti-bribery and corruption and compliance with applicable sanctions. EMIs are also required to regularly submit returns to regulatory authorities and make period and event-driven notifications. Senior managers and other key personnel within the EMI are also required to be approved by the relevant regulator as being fit and proper to hold their positions, and must continue to meet the applicable regulatory standards in this regard or risk not being approved or having their approval withdrawn. EMIs are also subject to prescriptive disclosure, conduct of business, safeguarding and additional capital requirements when they provide payment services unrelated to the issue of electronic money, which we must also comply with given the nature of our business. These are in addition to the general legal obligations that apply to the group by virtue of conducting business in the EU and UK, such as compliance with relevant data protection laws (e.g., the GDPR). We are also currently applying for an EMI license in the UK, which, if successfully obtained, would impose substantially similar ongoing regulatory requirements on the relevant UK subsidiary that holds the license. These and other ongoing compliance requirements may have a material impact on our financial condition and the allocation of human resources within the Company.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other similar laws, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010, (the “Bribery Act”), Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000, the Republic of Lithuania’s Law on Prevention of Terrorism Financing and Money Laundering, the U.S. Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act, the U.K. Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017, as amended by the Money Laundering and Terrorist Financing (Amendment) Regulations 2019, the Terrorism Act 2000, the Counter-Terrorism Act 2008 and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we, or third parties acting on our behalf, conduct activities. Anti-corruption and anti-bribery laws generally prohibit companies and their officers, directors, employees and business partners, including agents and other third parties acting on the company’s behalf, from promising, authorizing, making, offering, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business, or otherwise obtaining favorable treatment. The FCPA further requires us to keep and maintain books and records that accurately reflect transactions and dispositions of assets and to maintain a system of internal accounting controls. The Bribery Act also prohibits “commercial” bribery not involving government officials, the receipt of bribes, and requires companies to implement adequate procedures to prevent bribery.

We currently do business with government entities around the world and these interactions expose us to potential risks under anti-corruption and anti-bribery laws. As we increase our international sales and business, our risks under these laws may increase. In addition, we use third parties to sell access to our products and services abroad. These third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such third-party intermediaries, and our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

Pursuant to relevant anti-money laundering laws in the jurisdictions in which we operate or pursuant to our agreements with payment processing providers, we engage in standard “know-your-customer” diligence prior to initiating payments to new customers, which includes screening customers against applicable sanction lists, and we partner with third-party service providers to assist with this diligence exercise. Such anti-money laundering laws also require ongoing monitoring of transaction flows through our platform. If we or our service providers decide to terminate our agreement, we would need to find new providers to provide similar services. If we are unable to find alternate providers or if we are unable to sign new agreements or maintain our current relationships, our internal controls and compliance systems may be harmed, which may harm our business and results of operations.

In addition to diligence prior to initiating a customer relationship, we are required by applicable anti-money laundering laws or our agreements with payment processing providers to carry out ongoing monitoring of our customer relationships and customer transactions, assess money laundering risks posed to our business by individual customers and apply enhanced due diligence measures as appropriate and to report suspicions of money laundering both internally and to external authorities. Failure to comply with our obligations under applicable anti-money laundering laws could result in our licenses, registrations and authorizations being suspended or revoked, financial sanctions, reputational damage and criminal penalties.

We cannot provide assurance that our internal controls and compliance systems will always prevent acts committed by employees, agents, or business partners of ours, or of businesses we acquire or partner with, that would violate U.S. and/or non-U.S. laws, including the money-laundering laws governing payments to government officials, bribery, fraud, kickbacks and other related laws. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm our business, results of operations, reputation and financial condition.

Failure to comply with global economic and trade sanctions laws and regulations may expose us to reputational harm as well as significant penalties.

Our global operations expose us to risks under economic and trade sanctions laws and regulations. Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and/or enforced, inter alia, by the Israel Ministry of Finance or Ministry of Defense, as well as by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant government authorities. These laws and regulations generally prohibit the sale of products or provision of services to countries, governments, and persons targeted by sanctions. A failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including investigations, arrangements, fines, prosecution, enforcement actions, criminal and civil punishment etc. Despite our compliance efforts and activities, we cannot assure compliance by our customers, employees, or anyone acting on our behalf, and therefore such liability may be imposed on us. Any such non-compliance or violation may significantly harm our business, reputation, and financial condition.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have an adverse effect on our business.

We are subject to various litigation matters from time to time, the outcomes of which could harm our business. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to, suspension or revocation of licenses to conduct business. Furthermore, defending ourselves against these claims may require us to expend substantial financial resources and divert management’s attention, which could adversely impact our business, results of operations and financial condition. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Risks Related to our Ordinary Shares

We are controlled by our founding shareholders. Our founders may make decisions with which other shareholders may disagree.

As of December 31, 2022, Amir Nechmad, Yair Nechmad and David Ben-Avi beneficially owned approximately 76.63% of our outstanding ordinary shares. They have also entered into a shareholders' agreement regarding nomination rights to our board of directors, voting their shares at a general meeting of shareholders and other matters. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders' Agreement” for more information. The interests of our founders may differ from your interests. These shareholders will be able to exert significant influence over us and, if acting together, will be able to control matters requiring shareholder approval, including the election of directors, amendments to our articles of association and approval of significant corporate transactions, including a merger and the issuance of equity interests in certain circumstances. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our Company. Our founders could also sell their stake and transfer control to another party without your consent.

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors.

The stock market in general, and the market price of our ordinary shares in particular, is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares on Nasdaq and the Tel Aviv Stock Exchange (“TASE”) has fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares is and will be subject to a number of factors, including:

•	decisions by the Israeli government that affect us;

•	actual or anticipated changes or fluctuations in our and our competitors’ results of operations;

•	the guidance we may provide to analysts and investors from time to time, and any changes in, or our failure to perform in line with, such guidance;

•	announcements by us or our competitors of new offerings or new or terminated contracts, commercial relationships or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the U.S. Securities and Exchange Commission (the “SEC”);

•	rumors and market speculation involving us or other companies in our industry;

•	future sales or expected future sales of our ordinary shares;

•	investor perceptions of us and the industries in which we operate;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•
failure of industry or financial analysts to maintain coverage of us, the issuance of new or updated reports or recommendations by any analysts who follow our company, or our failure to meet the expectations of investors;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, other companies in our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual or proprietary rights;

•	announced or completed acquisitions of businesses or technologies, or other strategic transactions by us or our competitors;

•	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	actual or anticipated changes in our management or our board of directors;

•	general economic conditions and slow or negative growth of our target markets; and

•	other events or factors, including those resulting from war such as the current conflict in Ukraine, incidents of terrorism or responses to these events.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our ordinary shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our ordinary shares. In addition, in the past, when the market price of a company’s shares has been volatile, holders of those shares have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

We have experienced, and expect to continue to experience, quarterly fluctuations in our results of operations.

Our results of operations have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may be difficult to predict. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

•	the level of demand for our integrated POS devices;

•	our ability to grow or maintain our retention rates, expand usage within our customer base, and sell our solutions to existing and future customers;

•	geopolitical uncertainty, including as a result of the current conflict in Ukraine, and uncertainty as to the economic conditions specifically affecting industries in which our customers participate.

•	costs and timing of expenses related to hiring additional personnel, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

•	the impact of market volatility and economic downturns caused by health epidemics, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses;

•	supply chain constraints and increases in component prices;

•
the timing and success of new features, integrations, capabilities and enhancements by us to our platform or by our competitors to their products or any other change in the competitive landscape of our market;

•	errors in our forecasting of the demand for our products, which could lead to lower revenue, increased costs or both;

•	the amount and timing of operating expenses and capital expenditures that we may incur to maintain and expand our business and operations and to remain competitive;

•	security breaches, technical difficulties, disruptions or outages on our platform resulting in service level agreement credits;

•	changes in the legislative or regulatory environment;

•	legal and regulatory compliance costs in new and existing markets;

•	pricing pressure as a result of competition or otherwise; and

•	fluctuations in foreign currency exchange rates.

You may be diluted by the future issuance of additional ordinary shares in connection with our incentive plans, acquisitions or otherwise.

As of December 31, 2022, we had registered share capital of 70,000,000 ordinary shares with 32,956,004 ordinary shares outstanding. We may choose to raise substantial equity capital in the future: (i) to acquire or invest in businesses, products or technologies and other strategic relationships and (ii) to finance unanticipated working capital requirements and respond to competitive pressures. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders since by raising additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders. In addition, as of December 31, 2022, options to purchase approximately 3.7 million of our ordinary shares were outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Option Plans.” Any ordinary shares that we issue, including under any options plans, would dilute the percentage ownership held by the investors who own our ordinary shares at that time.

If our existing shareholders sell ordinary shares, either on Nasdaq or the TASE, the market price of our ordinary shares could decline.

The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares on Nasdaq or the TASE. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of December 31, 2022, we had a total of 32,956,004 ordinary shares outstanding. All of our outstanding shares are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares held by our affiliates may be sold only in compliance with Rule 144 of the Securities Act.

We have filed a registration statement on Form S-8 under the Securities Act to register our ordinary shares or securities convertible into or exchangeable for our ordinary shares issued pursuant to our equity incentive plans. The ordinary shares registered under the Form S-8, or any registration statements on Form S-8 that we file in the future, will be available for sale in the open market subject to vesting arrangements and exercise of options and, in the case of our affiliates, subject to compliance with applicable requirements of Rule 144 under the Securities Act.

As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

We do not anticipate paying dividends on our ordinary shares in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We anticipate that we will retain all of our available funds and any future earnings for use in the operation and expansion of our business and the repayment of outstanding debt. Any future determination as to the payment of cash dividends will be at the discretion of our board of directors and will depend on, among other things, our business prospects, financial condition, results of operations, current and anticipated cash needs and availability, industry trends and other factors that our board of directors may consider to be relevant. In addition, Israeli law imposes restrictions on our ability to declare and pay dividends. Our ability to pay cash dividends on our ordinary shares in the future may also be limited by the terms of any preferred securities we may issue or financial and other covenants in any instruments or agreements governing any additional indebtedness we may incur in the future. Consequently, investors who purchase ordinary shares may be unable to realize a return on their investment except by selling such shares after price appreciation, which may never occur. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our ordinary shares.

Our ordinary shares will be traded on different markets and this may result in price variations.

Our ordinary shares have traded on the TASE since May 2021 and on Nasdaq since September 2022. Trading in our ordinary shares on these markets is conducted in different currencies (U.S. dollars on Nasdaq and NIS on the TASE) and takes place at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market. In addition, market conditions in either market may affect the price of our ordinary shares on the other. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in the trading price of our ordinary shares.

We have incurred additional costs as a result of our listing on Nasdaq, and our management will be required to devote substantial time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

As a public company in the United States, we have incurred and will continue to incur additional significant accounting, legal and other expenses that we were not subject to before the listing of our ordinary shares on Nasdaq in September 2022, including costs associated with complying with the requirements under Section 404 and other provisions of the U.S. Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. The implementation and testing of new compliance processes and systems may require us to hire outside consultants and incur other significant costs. In addition, any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and Nasdaq, as well as applicable Israeli reporting requirements, for so long as they apply to us, could result in increased costs to us as we respond to such changes.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies.” These provisions include, among other exemptions, that:

•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•
we are not required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

•
we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have $1.24 billion or more in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion of non-convertible debt; or (iv) the last day of the fiscal year in which the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act. We have elected to take advantage of certain of the reduced reporting and other obligations, as described more fully elsewhere in this annual report, and intend to take advantage of reduced reporting requirements in the future for so long as we are able to do so.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may decline or be more volatile.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the PCAOB, starting with the second annual report on Form 20-F that we file with the SEC, our management will be required to report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404 at that time. We are in the initial stages of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective internal control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required by Nasdaq for domestic issuers. For instance, instead of rules applicable to domestic issuers, we follow home country practices in Israel with respect to nominating directors to our board of directors and quorum requirements for general meetings of shareholders. In addition, we follow our home country law, instead of rules applicable to domestic issuers, which Nasdaq rules would require that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of our Company, certain transactions other than a public offering involving issuances of a 20% or more interest in our Company and certain acquisitions of the stock or assets of another company. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is afforded to investors under Nasdaq rules applicable to domestic issuers. See “Item 16G. Corporate Governance” for further information.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) related to the furnishing and content of proxy statements and the requirements of Regulation FD, and our directors, officers and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect our future business and profitability.

We are an Israeli company and thus subject to Israeli corporate income tax as well as other applicable local taxes on our operations. Our subsidiaries are subject to the tax laws applicable in their respective jurisdictions of incorporation. New local laws and policy relating to taxes, whether in Israel or in any of the jurisdictions in which our subsidiaries operate, may have an adverse effect on our future business and profitability. Further, existing applicable tax laws, tax rates, statutes, rules, regulations, treaties, administrative practices and principles, judicial decisions or ordinances could be interpreted, changed, modified or applied to us or our subsidiaries in a manner that could adversely affect our after-tax profitability and financial results, in each case, possibly with retroactive effect.

Additionally, there is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organization for Economic Co-operation and Development (“OECD”), and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals, Pillar One and Pillar Two, that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively (as of November 4, 2021, the OECD published that 137 countries have agreed on Pillar Two, which is expected to be implemented by 2023 and to enforce a minimum global tax rate of 15%). Further, unilateral measures, such as digital services tax and corresponding tariffs in response to such measures, are creating additional uncertainty. If these initiatives are implemented, they may negatively impact our financial condition, tax liability and results of operations and could increase our administrative costs.

Our tax obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, including as a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, any of which could adversely affect our after-tax profitability and financial results.

We currently operate in several jurisdictions in addition to Israel, such as the United States. In the event that our business expands to additional jurisdictions, our effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under IFRS, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to: (i) changes in tax laws or the regulatory environment, (ii) changes in accounting and tax standards or practices, (iii) changes in the composition of operating income by tax jurisdiction and (iv) pre-tax operating results of our business.

Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the Israel Tax Authority (“ITA”) and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for the current or any future year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, rents, dividends, certain gains and royalties (other than certain royalties derived in the active conduct of a trade or business). Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activities to which the goodwill relates. Cash is generally a passive asset.

Based on the manner in which we currently operate our business, the current and expected composition of our income and assets and the estimated value of our assets (including the value of our unbooked goodwill, which is based on the current price of our ordinary shares), we do not believe that we were a PFIC for the taxable year ended December 31, 2022. However, a company’s PFIC status is an annual determination that can be made only after the end of each taxable year, and our PFIC status for each taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including estimated goodwill (which may be determined by reference to the market value of our ordinary shares, which may be volatile). Our PFIC status is subject to uncertainties. We may be or become a PFIC if our market capitalization declines. Further, we may hold less than 25% minority stakes in other entities, which will generally be treated as passive for purposes of the PFIC rules.

Therefore, we may be a PFIC if the value of any such minority stakes becomes substantial. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear under current law. Moreover, we may become a PFIC if we expand our business to include financing or similar transactions that may generate passive income. Accordingly, we cannot assure you that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer held our ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain distributions and additional reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules.”

Our amended and restated articles of association provide that, unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees.

Alternatively, if a court were to find these provisions of our amended and restated articles of association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our amended and restated articles of association described above, provided, however, that nothing in this provision constitutes any waiver of compliance with U.S. federal securities laws and the rules and regulations thereunder. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction, and nothing in this provision constitutes any waiver of compliance with the U.S. federal securities laws and the rules and regulations thereunder.

Risks Related to our Operations and Incorporation in Israel

Political, economic and military conditions in Israel could materially and adversely affect our business.

Many of our employees, including our founders and a majority of our management team are Israeli residents and are located in Israel. Our headquarters in Herzliya, our research and development facilities and a large portion of our operations are located in Israel. In addition, one of our two contract manufacturers, from which we derive a substantial portion of our goods, is situated in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Recently, there has been an unprecedented degree of political instability in Israel, with five sets of elections for the Israeli parliament, or Knesset, in a three-year period. While a new government was formed in December 2022, there is no guarantee that it will last for a significant portion of its full four-year term and provide political stability. In addition, in recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which our employees are located, which negatively affected business conditions in Israel. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our business and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government may cover the reinstatement value of certain damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be available to us or maintained or that, if available, will sufficiently cover our damages. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, the State of Israel and Israeli companies have been from time to time subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on the expansion of our business, financial condition and results of operations. In addition, a campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also materially and adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, particularly if such call-ups include the call-up of members of our management. Such disruption could materially and adversely affect our business, financial condition and results of operations.

In the beginning of 2023, the newly formed government commenced a legislation process to effect changes in the Israeli legal system. Certain financial, legal and commercial organizations and entities have claimed that such changes will weaken the Israeli legal system and as a result, could lead to negative impact on the economic and financial conditions of the State of Israel. At this stage, where the proposed legislation has not become effective, and its scope is not fully determined, we cannot assess the possible impacts of these changes and their likelihood. Changes in the Israeli economy could make it more difficult for us to operate our business and could have a material adverse effect on our business, reputation, financial condition, results of operation and cash flow.

It may be difficult to enforce a U.S. judgment against us and our directors and executive officers named in this annual report, in Israel or the United States, or to serve process on our directors and executive officers.

Most of our directors or officers are not residents of the United States, and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our non-U.S. officers and directors reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Our amended and restated articles of association provide that, unless we consent otherwise, the competent courts of Tel Aviv, Israel will be the sole and exclusive forum for substantially all disputes between our company and our shareholders under the Israeli Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain a favorable judicial forum for disputes with, us and our directors, officers and other employees.

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders or any action asserting a claim arising pursuant to any provision of the Israeli Companies Law, 5759-1999 (the “Companies Law”) or the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”). Such exclusive forum provision in our amended and restated articles of association does not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees which may discourage lawsuits against us, our directors, officers and employees.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association, as may be amended from time to time, and the Israeli Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the company and the other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company or has other powers toward the company has a duty of fairness toward the company. Israeli law does not define the substance of this duty of fairness, and there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to a “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law.” In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, canceled or discontinued, our Israeli taxable income from the Preferred Technological Enterprise would be subject to different Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities may not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10. Additional Information—E. Taxation—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 5719-1959.”

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patents Law, has the authority to determine whether the employee is entitled to remuneration for his or her inventions and the scope of such remuneration. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract law. Further, the Committee has not yet determined one specific formula for calculating this remuneration but rather uses the criteria specified in the Patents Law. Although we enter into assignment-of-invention agreements with our employees pursuant to which such individuals waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Provisions of Israeli law, in our amended and restated articles of association and in certain of our agreements and licenses may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law, in our amended and restated articles of association, and certain of our agreements and licenses, could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•	the Companies Law regulates the methods and processes by which mergers may be consummated and requires tender offers to be effected for acquisitions of shares above specified thresholds in a company;

•
the Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•	our amended and restated articles of association provide that director vacancies may be filled by our board of directors;

•
our amended and restated articles of association require a vote of the holders of our outstanding ordinary shares entitled to vote present and voting on the subject matter at a general meeting of shareholders for the removal of directors (other than external directors regarding whom special rules apply);

•	We have undertaken in certain of our financing agreements not to have a change-of-control without the lender's approval; and

•
Some of our European licenses may be cancelled or suspended, or we may be subject to other sanctions for breaches of such licenses, if holders of our shares cross certain prescribed ownership thresholds without the prior approvals of the relevant regulators.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if the shares have not been disposed.

General Risk Factors

We may need additional capital, and a failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our solutions to respond to market demand or competitive challenges.

In the future, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms or at all is subject to a variety of uncertainties, including, investors’ perception of, and demand for, securities of peer companies; conditions of the United States and other capital markets in which we may seek to raise funds; our future results of operations and financial condition and cash flows; government regulation of foreign investment in our industry; economic, political and other conditions; and government policies concerning external commercial borrowings.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our ordinary shares, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares is influenced by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our company, the market price of our ordinary shares would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance they have publicly announced or the expectations of analysts and investors. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or investors, analysts could downgrade our ordinary shares or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the market price or trading volume of our ordinary shares to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates,” the results of which form the basis for making judgments about revenue recognition that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

The impact of inflation and interest rate hikes could negatively affect our business, our industry, and our customer base.

Our own costs, including labor, hardware, services, technology providers, and other variable expenses could be severely impacted by severe, widespread or continuing inflation or severe or continuing interest rate hikes. Our customer base includes many small businesses, some of which operate on tight margins. Our customers may not successfully navigate a rising cost environment, causing collection issues or bankruptcies. Inflation or interest rate hikes could seriously erode the discretionary buying decisions of consumers, impacting size of purchases or volumes at our unattended platforms.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

We were incorporated in Israel in January 2005 under the name Cernkot Ltd., and changed our name to Nayax Ltd. in May 2005. Our principal executive offices are located at 3 Arik Einstein St., Building B, 1st Floor, Herzliya 4659071, Israel. Our telephone number at this address is +972 3 7694360.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.nayax.com. The information contained on our website is not a part of this annual report.

Our agent for service of process in the United States is Nayax LLC, located at Executive Plaza 1, 11350 McCormick Road, Suite 1004, Hunt Valley, Maryland 21031.

B.    Business Overview

Our Mission

Simplify commerce and payments for retailers while driving growth, optimizing operations, and enhancing consumer engagement.

Overview

We are a leading, end-to-end retail technology platform for unattended commerce. Our platform empowers retailers to provide consumers with digital, cashless payments, connected commerce experiences, enhancing consumer conversion and loyalty. Our comprehensive proprietary platform addresses the entire unattended commerce value chain, including a global payments infrastructure, a commerce software suite, a consumer engagement platform and integrated POS devices. We help retailers maximize their sales potential while optimizing their operations and costs. We address a broad range of retail verticals, including all types of vending machines, coffee machines, unattended checkout counters, self-service kiosks, ticketing machines, car wash stations, gaming machines, amusement rides, laundromats, EV charging stations, and many more. We have successfully leveraged our leadership position in the unattended market, as well as our deep product expertise and track record of innovation, to expand into the attended retail market. We have developed an omni-channel technology platform with in-store integrated POS and software solutions to help retailers manage and grow their businesses. As of December 31, 2022, 2021 and 2020, we served approximately 47,000, 30,000, and 19,000 customers, respectively, whom, as of December 31, 2022, we served in more than 70 countries across all continents, supporting 34 languages, more than 50 currencies and more than 80 payment methods.

We believe the end-markets we serve are driven by several key trends. The global shift away from cash is a powerful trend that underpins long-term growth within the payments industry. At the same time, we have witnessed a major change in consumer expectations and behavior. For example, consumers are increasingly opting for cashless unattended and self-service experiences, favoring shorter lines, reduced personal contact, and privacy, which limits human interaction during shopping and checkout. Moreover, consumers expect a simple, modern and personalized purchasing experience across multiple channels, both in-store and online. To address these evolving and multifaceted needs, retailers rely on a myriad of point solutions, which can be complex, incomplete, ineffective and expensive. This has created a tremendous opportunity for our technology platform. In addition to accepting digital payments, our end-to-end technology platform empowers retailers to fully and seamlessly manage their business while engaging with their consumers. We provide significant value for our customers by helping them increase revenue through consumer engagement and conversion, and reduce costs through inventory optimization, personnel rationalization and telemetry management.

We believe we are still in the early stages of capturing our large total addressable market opportunity. While we are a leading technology platform that enables seamless digital commerce for retailers globally, our managed and connected devices represented only a small percentage of the total unattended points of sale, as of December 31, 2022. In addition, we believe we have a significant opportunity to increase our presence in the attended retail market as small and medium sized enterprises (“SMEs”), which we define as enterprises with typically few locations and fewer than 250 employees, increasingly adopt modern, digital solutions. Based on estimates by Analysys Mason, global spending on POS products and solutions by SMEs was $33 billion in 2020 and is expected to increase to $54 billion by 2026.

Our platform offers a comprehensive, end-to-end solution for all retail environments and enables digital payments acceptance, remote management and operation services, and consumer engagement:

•	Payments Suite: International payments infrastructure that enables customers to offer consumers the ability to pay with their preferred local payment methods in their home markets.

•	Telemetry and Management Software Suite: A central intelligence hub for customers that provides deep, real-time insights to optimize operations.

•	Loyalty and Marketing Suite: A consumer engagement loyalty and marketing platform that enables retailers to drive engagement with their target consumers.

•	Integrated POS: Our proprietary devices are seamlessly deployable in-store or on new or existing machines and enable the acceptance of digital payments.

 Since 2005, we have invested significant resources to develop a large number of protocols that enable us to market our platform to many types of unattended points of sale with a simple “plug and play” installation approach. Our hardware and software are developed in-house, enabling us to manage manufacturing and production to our own specifications. Moreover, our software is easy to integrate with third-party systems via our comprehensive API suite, such as ERP systems and loyalty platforms. We have developed a collaborative work environment, and our innovative solutions are the direct result of working closely with our customers to understand their needs and challenges. Our sense of purpose is engrained in our DNA. Beyond our customer-first culture and award-winning support, our employees are entrepreneurs, who are empowered by a genuine passion to strive for excellence and find new ways to help our customers grow their businesses. Given our track record of innovation in the unattended retail market, we are well-positioned to further expand into the broader retail technology market.

Our solutions help our customers maximize their sales potential while optimizing their operations and costs. Based on customer feedback, we believe that customers that deploy our platform can realize increases in sales driven by the incremental conversion of electronic payments, our dynamic pricing solutions, the effectiveness of our loyalty solutions, and the reduction of downtime. We also enable our customers to materially improve operating costs, which is driven by reduced labor and spoilage and improved cash management. Our business management solutions provide our customers with a comprehensive view of their business, which enables them to optimize critical operations, including dynamic route planning, inventory management, and estate maintenance that maximizes up-time for our customers.

We serve customers of all sizes ranging from large, global enterprises, which we define as enterprises typically with numerous locations and more than 270 employees, to single-location SMEs. We define a customer as any entity that has transacted using our platform within a given period. We have a direct presence in geographic markets where we have identified high levels of immediate potential, including the United States, Canada, the United Kingdom, Germany, Japan, China, Australia, South Africa and our home market of Israel. For example, for the fiscal year ended December 31, 2022, approximately 35%, 28%, 13%, 10%, 8% and 46% of our revenue was derived from customers in the United States, Europe (excluding the United Kingdom), the United Kingdom, Australia, Israel and the rest of the world, respectively. We also have licensed distributors deploying our platform in an additional 46 countries worldwide. Our solutions are deeply embedded and mission-critical to our customers’ operations, which is evidenced by our strong dollar-based net retention rate of 131% as of December 31, 2022, 137% in 2021 and 102% in 2020.

Since our founding in 2005, we have experienced consistent, strong growth. In recent years, our revenue growth has accelerated along with our installed base of managed and connected devices of 371,000, 517,000 and 725,000 in fiscal years 2020, 2021 and 2022 respectively, representing a compound annual growth rate (“CAGR”) of 40%. Our total revenue has increased from $78.8 million in the fiscal year ended December 31, 2020 to $174 million for the fiscal year ended December 31, 2022, representing a CAGR of 40%. Our gross profit has increased from $37 million in the fiscal year ended December 31, 2020 to $60 million for the fiscal year ended December 31, 2022, representing a CAGR of 27%. Our net loss for the fiscal years ended December 31, 2022, 2021 and 2020 was $37 million, $25 million and $6 million, respectively.

Our Industry

Retail is currently undergoing a major transformation that is accelerating what we believe to be a significant untapped opportunity in cashless unattended commerce and digital retail solutions, driven by the following trends:

Digitization of Payments

The pervasive adoption of digital payments is displacing cash usage and broadening the addressable consumer base for players in the unattended and attended retail markets. The ongoing shift towards digital payments is being further accelerated by the impact of COVID-19, which has made consumers more mindful about handling cash.

Number of cashless transactions by region (# bn)

61%
GROWTH
82%
GROWTH
Total 1,035
Total 1,882
Total 3,026
494
59
229
73
180
1,032
105
375
111
258
1,818
172
522
165
349
2020
2025
2030
Asia-Pacific
Africa
Europe
Latin America
US/Canada
Asia-Pacific
Africa
Europe
Latin America
US/Canada
Asia-Pacific
Africa
Europe
Latin America
US/Canada

According to a study by PwC, it is estimated that the global number of cashless transactions will increase from 1.0 trillion in 2020 to 3.0 trillion in 2030, roughly tripling over the course of 10 years.

Across retail channels, the usage of cashless solutions is expected to continue growing due to increased card usage and greater adoption of mobile and e-payment solutions. We believe the proliferation of digital payments at the expense of cash will reshape the entire payment infrastructure by accelerating the demand for unattended commerce solutions, and particularly cashless machines.

Shifting Consumer Behavior and Demand for Digital Commerce Solutions

Consumers increasingly prefer the convenience of cashless unattended commerce wherever available. The various convenience factors associated with cashless unattended commerce, which include faster check-out, shorter lines and less interaction at the point-of-sale, have increased consumer demand for cashless unattended solutions. COVID-19 has further raised awareness for the potential hygiene benefits associated with cashless unattended commerce.

Based on a study conducted by PYMNTS.com, 49.4% of consumers surveyed use unattended retail channels because they are faster, 34.7% do so because they offer shorter lines, and 33.0% use them because they offer the comfort of shopping without having to interact with employees. There is a significant, untapped potential for unattended commerce as only 6.1% of retail consumers have used unattended channels as of 2020, while 20.6% of the retail consumer population are interested in using this channel.

Increased Penetration of Cashless Payments and Accelerated Adoption of Unattended Commerce

There is a large installed base of unattended retail machines that have yet to be converted to accept digital payments. The retrofitting of unattended machines goes hand-in-hand with the ongoing digitization of retailers’ operations. Retailers increasingly embrace digital payment technologies to meet consumer expectations and deliver operational efficiencies. This trend is supported by the long-term margin pressure experienced by many retailers and their need to optimize costs. Moreover, the growing scarcity of employees in certain parts of the retail and service verticals has further raised the profile of unattended solutions.

Convergence of Integrated Software and Payments Solutions

Retailers increasingly utilize and depend on smart devices with integrated software. The increase of easy-to-use, integrated software accelerates the adoption of digital payments solutions and, by extension, of cashless unattended commerce.

Proliferation of Omni-Channel Commerce

Consumers increasingly demand an omni-channel retail experience while expecting frictionless, convenient and safe transactions, regardless of where they are and how they wish to pay.

Limited Number of Providers that can deliver Solutions for the Largest Customers at a Global Scale

The unattended payments market is growing and highly fragmented. As the transaction volume of unattended commerce continues to grow, platforms that offer a full suite of integrated commerce solutions that address the complex needs of retailers at a global scale are best placed to emerge as winners.

Significant Growth in the Number of Cashless Unattended Machines

Key verticals of unattended machines include traditional vending machines, ticketing machines, gaming machines and laundromats. In our market analysis, we estimate that the global number of unattended machines for major addressable verticals will grow at a CAGR of 6% between 2022 and 2025. While we track the global number of unattended machines to gauge our long-term market opportunity, we believe the proportion of existing cashless machines is a more meaningful indicator of our current market opportunity. We estimate that the overall cashless penetration of unattended machines was 24% in 2021 and will increase to approximately 41% by 2025.

Beyond traditional retail, there are new and emerging verticals, such as electric vehicle charging stations, that are exhibiting higher growth in terms of the number of new machines. For example, we estimate that due to the increasing adoption of electric mobility, the installed base of cashless unattended machines for electric vehicle chargers has expanded by a factor of approximately 10 times from 2015 to 2021. This trend is likely to continue as countries support the transition towards low carbon economies and encourage the adoption of electric mobility.

Our Addressable Market in Cashless Unattended Commerce

The growth of cashless unattended commerce is primarily driven by the conversion of cash-only machines in the installed base into connected, cashless machines, and to a lesser extent by the deployment of new machines.

With approximately 725,000 managed and connected devices as of December 31, 2022, we believe we are uniquely positioned to capitalize on the growth of cashless unattended commerce. Our solutions address an extensive and growing market opportunity. Based on our understanding of the market, we estimate our total addressable market opportunity for software and payment processing solutions will be $3.6 billion by 2025. We arrive at this figure by estimating the annual revenue per devices across verticals and multiplying by the number of cashless unattended machines that could potentially be serviced by Nayax.

We believe there is further upside to this estimate as not all existing verticals (e.g., car wash stations) are quantified in our market sizing analysis. Also, our current installed base is more focused on general food and beverage vending that typically has smaller transaction volumes. As higher ticket verticals such as EV charging stations grow, so will the respective payment processing revenue opportunity for Nayax. In the long-term, we expect growth in our underlying market verticals to further expand our revenue opportunity, reaching a $9.0 billion revenue total addressable market opportunity for software and payment processing solutions.

We also consider the revenue opportunity that arises from the sale of integrated POS devices. We estimate an additional $1.0 billion revenue opportunity in 2025, increasing the total revenue opportunity to $4.6 billion in 2025. We derive the revenue opportunity by considering revenue from POS terminal sales, and demand for POS devices based on number of new POS devices and replacement of existing connected devices each year as a result of technology upgrades or vendor switching.

Revenue Opportunity in Attended Retail for SMEs

We believe our total addressable market will expand as we increase our presence in the broader attended retail market, with a focus on SMEs. SMEs represent a significant market opportunity as they are increasingly adopting digital solutions to modernize their businesses. Based on estimates by Analysys Mason, global spending on POS products and solutions by SMEs was $33 billion in 2020 and is expected to increase to $54 billion by 2025, representing a large addressable market opportunity in the retail service space. We have a proven track record of acquiring SME customers with limited set-up costs. Capturing a small share of the attended retail SME market would unlock significant revenue opportunities and represents a meaningful source of upside for Nayax.

Our Platform

Payments Suite

Telemetry and Software Suite

Nayax
Monyx

Loyalty and Marketing Suite

Integrated POS

We built a comprehensive, end-to-end platform to fit a vast array of retailers’ needs. Our solutions empower our customers, whether large enterprises or SMEs, to manage their businesses across points of sale, payment processing, business operations and consumer engagement, all using one single platform. We address the entire unattended commerce value chain, and we also provide solutions for attended retail, enabling a true omni-channel experience for our customers and their consumers. In addition, we provide platform solutions that include analytics and reporting capabilities for retailers, as well as application programming interfaces (APIs) that enable our customers to seamlessly connect with other technology vendors.

During 2022, our platform facilitated:

•	$2.4 billion of transaction value;

•	approximately 1.3 billion transactions; and

•	approximately 725,000 managed and connected devices in more than 70 countries.

Our platform provides the following solutions:

Payments Suite. Our global cashless payments infrastructure enables our customers to offer consumers the ability to pay with the local payment methods they are accustomed to using in their home markets. Our integrated POS devices accept credit, debit and prepaid card payments, in addition to alternative payment methods and digital wallets. We have built an international payment network with direct connections to more than 80 payment methods and acquirers that enable us to collect payments in more than 50 currencies. Our payments platform helps our retailers maximize payment conversion and acceptance across different countries.

As a Payment Service Provider (PSP), we follow a merchant of record model with our customers. As a result, we work directly with banks and payment card networks, and we manage the complex systems, rules and requirements of the payments industry for our customers. By being the merchant of record, we are able to aggregate transactions and offer better processing fees for our customers. We can also make our customers’ onboarding process frictionless and are able to offer instant refunds to end consumers, which results in higher consumer and customer satisfaction.

Telemetry and Management Software Suite. Our proprietary telemetry and management software suite serves as a central intelligence hub for our customers, providing deep, real-time insights that help retailers optimize their operations. Our platform enables our customers to manage their entire network of connected devices from a single place. Flexible API connections allow additional integration with other software platforms. As such, our customers are able to monitor inventory, dynamically price products, manage employees, and review business and reconciliation reports using our software suite.

Machine monitoring and management. Our Telemetry Software Suite allows 24/7 remote monitoring and management of unattended machines, detecting potential errors and generating corresponding alerts. As a result, our customers are able to detect operational issues in real-time and minimize downtime. Other features include remote product price adjustments and software updates, which reduce the need to rely on technical support and ongoing maintenance services.

Inventory Management. Our inventory management capabilities allow our customers to keep track of available inventory, track costs and transfer inventory between multiple locations. Our dynamic routing helps our customers optimize their supply chain, reduce spoilage and decrease operational cost.

Reporting. Our customers are able to access real-time information about their unattended machines and their integrated POS devices. Data is collected and consolidated from customers’ Nayax-based integrated POS devices. We provide reports for various business areas, including sales transactions, cash levels, and inventory status. Our business intelligence tools and customizable dashboards help our customers monitor and improve the performance of their business.

Product Management. We help our customers set up and manage product catalogs with multiple customizable parameters. We also offer dynamic pricing tools such as multiple price lists, currencies and special prices.

Employee Management. Our customers can manage roles, permissions, and access levels by POS device and activity according to different hierarchies such as global offices or regions. Our customers in the unattended retail market can seamlessly reduce fraud by tracking employees’ visits, inventory refill and cash collections.

Loyalty and Marketing Suite. Our proprietary consumer engagement marketing and loyalty platform provides comprehensive tools to our customers that allow them to drive engagement with consumers across multiple channels. On the front-end, we provide a digital wallet app to consumers, which enables them to order remotely and receive loyalty discounts, coupons, gifts and special offers. On the back-end, our platform enables our customers to manage multiple marketing and loyalty campaigns. In addition, our solutions help retailers connect in-store POS data with online marketing activities and analytics to monitor and improve the efficiency of marketing efforts.

Loyalty. Our customers are able to offer various loyalty programs using numerous attributes such as price rules, cards, points and wallets. We also enable our customers to quickly set up campaigns and promotions based on built-in templates. Our tools allow them to manage and track campaign success while building brand loyalty.

Promotions. Our customers are able to set up various promotions such as punch cards, discounts, cashback, bonus credit and happy hours. We believe that such promotions benefit our customers by increasing the number of repeat consumers.

Engagement solutions. We offer our customers omni-channel marketing solutions that connect the online and in-store consumer journeys, enabling them to focus their advertising efforts, increase engagement, maximize conversions, grow revenue and see more returning consumers.

Integrated POS. Our integrated POS devices enable the acceptance of digital payments for our customers. Our devices, which consist of hardware and software, are designed and developed in-house with our own specifications, and we manage the entire value chain of manufacturing and production to our own specifications with our manufacturing partners. Our devices are built for ease of installation in any unattended environment and across both new and retrofit environments. We have developed a seamless process whereby customer orders, device shipments and installations can be handled without the help of a technician or a Nayax employee. Moreover, we have a simplified onboarding process, and the activation cycle of our devices can be relatively short. As such, customers are often able to start processing payments immediately after device installation. Our devices have a distinct branding and a customized design that has been developed to help consumers understand that checkout is cashless. In addition to devices for the unattended retail market, we have leveraged our platform to expand into the attended retail market, delivering in-store POS and payments solutions.

Unattended POS devices. We provide a wide array of POS devices for the unattended retail market. In addition to payment acceptance, our devices are connected to the internet using Internet-of-Things (“IoT”) communication protocols, enabling multiple telemetry functionalities. Our devices are industry agnostic and have been deployed by customers in various verticals of the unattended retail market.

Attended POS devices. We also provide multiple POS devices for the attended retail market, including Electronic Cash Registers, as well as handheld and mobile POS devices.

Benefits of our Platform

Our platform sits in between our customers, which are comprised of large enterprises and SMEs, and consumers. We believe this two-sided network makes us strategically important for our customers, who rely on us for their complex digitization needs, and for consumers, who rely on us when paying for the products they purchase.

Benefits of our Platform to our Customers

We continuously apply our knowledge and deep expertise to innovate and meet the specific needs of our customers, while freeing them from legacy and complex processes and technologies. For our customers, key benefits of our solutions include:

•
Single, integrated end-to-end platform. We provide our customers with a comprehensive, end-to-end platform, substantially reducing the need to work with and manage multiple, disparate vendors and systems. Our omni-channel, 360-degree platform helps customers track operations across multiple channels and access enhanced reporting in one centralized location. Moreover, we have a broad international footprint, and we are able to offer our solutions in multiple worldwide locations, which saves our global enterprise customers the need to look for local technology providers to serve their consumers globally.

•
Increased sales. Our solutions offer a wide variety of payment options, an improved consumer experience and enhanced dynamic pricing capabilities, which help our customers improve their sales. Our solutions also streamline our customers’ operations with 24/7 monitoring and management of connected devices, employees and other business activities. Our technology minimizes downtime by optimizing various processes such as automating issue detection and resolution.

•
Reduced costs. Our solutions optimize operating costs for our customers by enabling them to reduce overhead and better manage their employees. In addition, our technology enables remote device diagnostic and software updates, which save our customers the need to contact third-party providers for device troubleshooting and upgrades. Given constantly evolving regulations and technical standards, our capital-efficient customer service platform results in enhanced customer experience and optimized cost of ownership and maintenance for our customers.

•
Enhanced consumer engagement. We help our customers attract consumers through marketing, branded loyalty programs, and mobile solutions, using consumer data. Through our platform, retailers gain access to consumer insights and advanced analytics they can use to build direct relationships with consumers and drive increased loyalty and higher sales. These capabilities have become critical as retailers engage with consumers across multiple channels. Leveraging our omni-channel marketing engine, we help customers tailor recommendations and deals for consumers.

•
White-glove customer service. Customer success is a key focus for us through a combination of tailored onboarding services, customer support, and intuitive product design and customer experience. We strive to foster long-term relationships with our customers by having short sales cycles, adopting a consultative approach, and always being available. Moreover, our ownership of the end-to-end solution provides major advantages in all aspects related to product integration, technical support, and customer service. As a result, we are able to tackle our customers’ questions and concerns efficiently, and we maintain high-quality support levels that save our customers valuable time and effort, generating higher customer satisfaction.

Benefits of our Platform to Consumers

Our digital consumer experience is designed to simplify the process of retail purchasing. For consumers, key benefits of our solutions include:

•
Diverse and local payment options. We provide a frictionless experience for consumers as part of a streamlined digital payment experience. We make it possible to accept payments in more than 70 countries and more than 50 currencies, so consumers can pay in their preferred local payment methods.

•	Loyalty features (discounts, gifts, coupons, and special offers). Consumers are able to benefit from discounts at the point of sale, as well as gifts, coupons and special offers.

•
Enhanced consumer experience. Our solutions ensure consumers have an enhanced experience shopping with our customers. For example, consumers can use our mobile app to provide various feedback points and ratings. In addition, our integrated solutions enable features such as instant refunds, which simplify multiple customer processes that were traditionally complex to handle.

Our Competitive Strengths

We believe we have a differentiated position in the market, built on the following strengths:

•
Comprehensive, end-to-end proprietary technology platform. Our platform enables our customers to handle many aspects of their consumer-facing and back-office operations, all using one single platform. We address complex, diverse and constantly changing challenges in our customers’ journey to procure retail technology solutions. Our hardware and software platform caters to our customers’ needs with solutions such as payment processing, telemetry and management software, loyalty and marketing programs, and integrated POS devices. In the unattended retail market, our key differentiation stems from our ownership of the entire commerce value chain. Owning all components of our platform and services allows further flexibility in the deployment of our solutions and highly effective technical support and customer service. Our integrated POS and software solutions easily integrate into most existing unattended retail environments that are transitioned to cashless models, driving a higher overall installed base.

•
Founder-led culture driving continuous customer-driven innovation. Since 2005, our founding team has methodically built Nayax, creating a culture that advocates entrepreneurship, dynamic teamwork, honesty, accountability and communication, all of which have the sole purpose of delivering the best results for our customers. We have a long-standing track record of developing solutions to address our customers’ evolving needs. For example, we were one of the first platforms to market with emerging vertical use cases such as cashless massage chairs, novelty wash stations (bike wash and pet wash) and EV charging stations. We continue to have a large development pipeline for new use cases, and we believe we are well-positioned to continue developing new solutions to help our customers grow their businesses. Given our strong history of innovation in the unattended retail market, we are well-positioned to further expand into the attended retail market.

•
Differentiated, data-driven insights. Currently, our platform handles on average approximately Four million transactions per day across more than 700,000 managed and connected devices. As a result, we are able to gather vast amounts of data consisting of orders, receipts, and consumer information. We leverage this data to provide advanced analytics to our customers and help them streamline their operations. In addition, the data we collect has tremendous feedback value in other areas of our business, such as product development and customer satisfaction tracking and improvement.

•
Extensive and efficient global go-to-market strategy. We have a far-reaching go-to-market strategy tailored to both large enterprises and SMEs, at both the local and global levels. We have a broad commercial presence spanning more than 70 countries worldwide. We have offices and commercial operations in our key markets of the United States, Canada, the United Kingdom, Germany, Japan, China, Australia, South Africa and our home market of Israel, while we have licensed distributors in 46 markets across all continents allowing us to efficiently expand our international footprint. In addition, we have established direct relationships with over 1,500 original equipment manufacturers (“OEMs”) that integrate our POS devices to their products on a global level. Lastly, we work with over 700 resellers across our key markets to serve the SMEs market.

•
Robust regulatory compliance and infrastructure on a global scale. We have built specialized capabilities to augment our platform and provide solutions in the global regulated markets in which we operate. As such, we have obtained licenses and certifications from a large number of national and international protocols and standards covering payments security, as well as regulators: Electronic Money Institution License in Europe, licenses for the provision of financial asset services and credit services in Israel, PCI, EMVCO, telecommunications security (Felica Certified, PTCRB), Health and Safety and quality standards (FC, CE, IC, RoHS, ACMA) and data security (ISO/IEC 27001). We believe our deep and extensive regulatory compliance expertise across different geographic regions is a key component to our success and positions us for uninterrupted growth on a global level.

•
Intimate relationships with our customers founded on availability, advice and flexibility. We have established a customer-centric approach that is focused on driving intimacy and customer satisfaction. We are keen to provide an intuitive and superior product and service experience to all of our customers, from SMEs to large enterprises. We apply this approach in every customer interaction, from our fast onboarding to after-sales service and support. As a result, we have had a successful track record of growing with our customers and minimizing churn.

•
Strong business model combining proprietary integrated POS devices with recurring SaaS revenue and payment processing fees. In 2022, approximately 60% of our revenue came from SaaS revenue and payment processing fees that are highly recurring in nature. The remaining 40% of our revenue was derived from sales of our integrated POS devices that are mission-critical to our customers across all the verticals we serve. The high switching costs associated with these integrated POS devices enhance the retention of our solutions and provide us with substantial recurring SaaS revenue and payment processing fees. As a result, our revenue churn rate, which we define as the percentage of revenue lost as a result of customers leaving our platform in the last 12 months, was 3.6% in 2022, 2.6% in 2021 and 3.7% in 2020, despite many retailers being impacted by COVID-19 lockdowns in 2020 and 2021.

Our Growth Strategies

We are focused on growing and scaling our business in a rapid yet sustainable and disciplined fashion. We intend to drive significant growth by executing the following key strategies:

•
Retain and grow with our existing customers. Our current installed customer base is a long-term foundation of our revenue growth, powered by the mission-critical nature of our solutions, the limited customer churn we experience, and the substantial growth potential of our customers. We intend to continue investing in our relationships with existing customers through our strong customer success-focused culture and grow revenue from our installed base by deploying more solutions and driving more transactions through our platform. Our track record of organic growth with our customers is demonstrated by our dollar-based net retention rate, which was approximately 131% as of December 31, 2022, 137% in 2021 and 102% in 2020. Given our comprehensive, end-to-end platform, we believe we are well-positioned to offer additional solutions to existing customers, which generates upsell and cross-sell opportunities. These opportunities are continuously expanding as we further develop and enhance our solutions. We are able to cross-sell attended payments into our existing unattended customer base, with minimal additional integration effort, replacing existing solutions from other vendors. For the year ended December 31, 2022, approximately 85% of our total revenue was attributable to existing customers.

•
Win new large enterprise and SME customers globally. We believe there is a substantial opportunity to attract new customers with our current solutions within the customer cohorts we currently serve, which we generally categorize based upon the current and potential revenue contribution of each customer. We have a proven track record and strong momentum in winning new and large accounts across several different verticals and markets. Examples include Café+Co, Primo Water, Canteen, FiveStar and MOL Group. Our go-to-market platform is also built to effectively reach and address the needs of SMEs through our highly automated and scalable go-to-market strategy. We utilize our digital sales channels, distributors, and OEM partnerships to profitably reach and address large numbers of SME customers, which represent a material portion of our revenue. We see the SME channel as core to our growth going forward based on our proven track record with SMEs. For the year ended December 31, 2022, approximately 15% of our total revenue was attributable to new customers.

•
Continue to innovate and develop new solutions. We have a proven track record of launching new products and enhancing our solutions. For example, we have acquired and developed the capabilities to deliver in-store payments solutions. We intend to continue to cross-sell attended payment solutions into our existing customer base and capitalize on the substantial opportunity to deliver our complete platform to retailers in the attended market. In the near term, we see an opportunity to expand our online payment capabilities and will opportunistically look to penetrate the broader omni-channel payments market.

•
Continue to expand internationally. We have a track record of geographic expansion either through subsidiaries in countries that represent key markets for us, or through engagements with distributors in markets where we do not have a subsidiary. We have established subsidiaries in nine key markets and signed distribution engagements in more than 46 countries. Our sales in each of North America and Europe grew at a CAGR rate of 47% from 2020 to 2022. We intend to continue growing our geographic footprint as we identify new business opportunities in new and existing markets. We also plan to use online sales channels to target additional markets that do not necessarily warrant a physical presence.

•
Enter emerging, high-growth verticals. We intend to leverage our platform to efficiently expand into new verticals with favorable growth characteristics. For example, we have developed solutions for the EV charging station vertical when we identified a need for charging station operators to enable credit card payments and remotely monitor and manage EV charging stations. We believe there are verticals ripe for disruption, such as gaming machines, small business service providers and micro market, and we see a large opportunity for these verticals to benefit from our technology platform and solutions.

•
Pursue targeted and strategic M&A. Since 2014, we have made four acquisitions to expand our solutions and three acquisitions to improve our commercial reach. We intend to continue to pursue targeted acquisitions to expand our platform capabilities and optimize our go-to-market strategy in a similar approach to the successful M&A track record we have established to date. For example, we reinforced our in-store product offering by acquiring Weezmo in early 2021 to provide enhanced marketing tools for retailers. In 2021, we made a series of investments in Tigapo Ltd. (“Tigapo”) to expand our platform in the amusement parks vertical in the United States, and, in 2022, we acquired On Track Innovations Ltd. (“OTI”), a provider of smart payment solutions for unattended machines, to support our strategic business plan and further our growth opportunities in regions such as Japan.

Our Products

Our end-to-end technology platform offers an extensive portfolio of products and solutions for both the unattended and attended retail markets. Our portfolio spans three key categories: Telemetry and Management Software Suite Loyalty and Marketing Suite and integrated POS and cashless payment solutions. The solutions offered by our comprehensive Payments Suite are embedded within our integrated POS solutions.

Telemetry and Management Software Suite: Central intelligence hub for our customers, providing deep, real-time insights that help retailers optimize their operations.

Unattended retail market:

AMIT 3.0: Smart IoT telemetry device that connects unattended machines to the Internet, transforming them into smart stores.

AMIT 3.0 provides a complete machine-to-machine (M2M) vending telemetry solution that enables unattended machine operators to monitor machines in real-time with continuously updated information regarding all aspects of their operations including inventory, cash monitoring, alerts, reports, route planning and remote device control.

Nayax Core: Management and monitoring software for vending machines and other unattended machines.

NayaxVend helps unattended machine operators remotely manage their business by using our real-time data telemetry solution. The software covers all aspects of operations and helps our customers make decisions based on actionable data, which improves operational costs and efforts. The management suite includes multiple modules, such as cashless and cash payment tracking, prepaid card management, customizable events and alerts, business intelligence and operational reports, employee management, inventory management, insights on consumer behavior, marketing tools and loyalty programs, and instant refund option for Monyx Wallet users. In the U.S., we offer remote management solutions under the VendSys brand as well, helping large-scale operators monitor and manage a sizeable footprint of multiple machines.

MoMa: Mobile app for unattended machine operators to manage and monitor their operations on-the-go.

The MoMa app utilizes the back-office capabilities of NayaxVend Management to help tracking profit and performance for unattended machines from any mobile device. The app offers a global map view of all machines with QR identification, provides reporting dashboards, and allows advanced monitoring and real-time push notifications for alerts and events. In addition, MoMa allows operators to enable our Monyx Wallet capabilities on their unattended machines.

Tigapo back-office software suite: Cloud-based platform that helps family entertainment center (“FEC”) operators streamline their operational cost.

The software allows our FEC customers to monitor their unattended machines, receive alerts, manage inventory, generate sales reports and insights and create smart incentive programs. The Tigapo back-office software suite is tailored for FECs, helping them manage employees, games and consumers using one centralized platform.

EV Meter Core: Smart, cloud-based management platform for both large and small EV charging networks.

The Hive offers a myriad of tools that help EV charging station operators automate, optimize and control their EV charging networks. This management suite allows operators to remotely monitor EV charging infrastructure, and includes features such as energy consumption optimization using subsidized tariff hours, flexible price setting, automated multi-currency billing system and real-time reporting.

Attended retail market:

Retail Management Cloud: Comprehensive attended retail management platform to streamline omni-channel operations and integrate with ERP software.

Our cloud platform helps our attended retail customers manage their head-office and store omni-channel operations for products, consumers, employees, loyalty and memberships. In addition, Retail Management Cloud seamlessly streamlines all data and information flows from our customers’ Enterprise Software to their POS devices. The platform provides AI-based personalized product recommendations at the POS and targeted online campaigns for in-store consumers. It allows our customers to manage multiple loyalty programs, as well as employee roles, permissions and sales targets. Other features include customizable product catalogs and dynamic pricing tools.

Loyalty and Marketing Suite: Proprietary consumer engagement marketing and loyalty platform providing comprehensive tools to our customers that allow them to drive engagement with consumers across multiple channels.

Monyx
Pay with your phone
Enjoy
discounts, cashback, & special offers
Monyx
Get instant refunds
straight to the app
Track
your purchase history

Monyx Wallet: Digital wallet app enabling cashless payments with mobile phones at our integrated POS devices.

Monyx Wallet enables cashless payments using a digital wallet app installed on consumers’ mobile phones. Consumers or their companies can preload the digital Monyx Wallet with a balance that can be used with any Nayax POS device. The mobile app allows our customers to increase engagement with consumers through marketing campaigns, discounts, and promotions. Other features of our Monyx Wallet include punch cards, bonus credit when consumers add money to their wallet and gamified cashback rewards. Consumers can also use the Monyx Wallet app to rank different machines, alert our customers of issues in real-time, and get digital refunds when a machine is facing a problem.

Weezmo: Consumer engagement and marketing platform that connects consumers’ online and offers in-store activities to boost revenue by maximizing conversions and increasing the number of repeat consumers.

Weezmo uses proprietary technology to integrate with POS devices from Nayax and other vendors. Our customers use Weezmo to issue branded digital receipts that are sent to consumers via SMS or email. Weezmo gathers smart data from both in-store and online behavior to target consumers with the right offers. By combining Facebook and Google connectors with our research online, purchase offline (“ROPO”) analysis, we help our customers monitor and accelerate the complete consumer journey.

Weezmo also offers our customers other tools to interact with consumers, such as personal product recommendations, surveys, social media pages, feedback and ratings.

Tigapo app: Proprietary mobile app to help FEC businesses increase consumers’ spending and engagement by providing an interactive and personalized experience.

Tigapo uses predictive algorithms to provide consumers with customized incentives and challenges at appropriate times to increase their engagement and time spent at the FEC. Consumers are also able to use the app to redeem prizes and to complete payments using their smartphone as a digital wallet. Other app features include ticket management, billing history and bundles and packages status updates.

Integrated POS and cashless payment solutions: Devices that enable the acceptance of digital payments for our customers.

Unattended retail market:

VPOS Touch: Flagship product for unattended points of sale, an all-in-one cashless payment and telemetry device.

VPOS Touch transforms any unattended point of sale into a smart IoT point of sale that enables acceptance of cashless payments using swipe, contact, contactless, mobile, and NFC payments. Our plug and play devices can be easily installed on unattended machines and also offer remote software updates. VPOS Touch devices enhance consumer engagement through voice interaction and multi-language display capability. Our devices are seamlessly integrated with our NayaxVend management software suite and help our customers monitor their unattended machines in real-time with continuously updated information. VPOS Touch and Onyx devices also offer a technical manager module that facilitates machine maintenance and parameters updates.

Onyx: Contactless card reader and telemetry device featuring NFC and QR payments using a compact design to fit smaller machines.

Onyx provides a solution that is essentially similar to VPOS Touch. Onyx devices include features such as remote management and a technical manager module. Other device characteristics include plug and play installation, telemetric data and alerts, and contactless, mobile, and NFC payments using credit, debit and prepaid cards. The device also offers an intuitive user interface, which enhances consumer engagement.

EV Meter: Fully functional EV charging station equipped for commercial and residential sites.

We offer operators convenient and user-friendly EV charging stations that include an AC charger and a built-in telemetry system providing state-of-the-art efficient energy management, data analysis, and reporting capabilities. The station can be equipped with a VPOS Touch device that allows cashless payments in open environments (credit and debit cards, digital wallets and QR scans) or closed environments (prepaid cards). Operators can remotely manage operations, users, and power consumption for their EV charging stations. Through our iOS and Android apps, EV drivers can remotely start, stop, or schedule their charging from anywhere, monitor energy consumption, limit charging by kW, and track multiple authorized users.

DOT: Smart QR and barcode reader.

DOT offers a smart, compact card reader that recognizes QR codes to support flexible payments from paper, smartphones and tablets. It smoothly integrates with our VPOS Touch, Onyx and AMIT devices to enable a seamless omni-channel user experience and fast and speedy checkout. The DOT has improved scanning performance due to its internal LED illumination, wide-angle scanning and light and dark modes that adjust to the surrounding environment.

OTI solutions

UNO Plus: EMV NFC and FeliCa Contactless Reader with Display.

The UNO-PLUS EMV and FeliCa™ Contactless (NFC) reader with display designed exclusively for unattended retail environments supporting an extensive range of applications.

The UNO-PLUS reader includes a text display and is compatible with EVA and JVMA mounting standards making it ideal for vending machines, ticketing, toll roads, gaming, kiosks, access control, mass transit ticketing validations and more. Equipped with a 2X16 character visual graphic display and a powerful speaker, it can suit any retail environment.

UNO 8: The World’s Smallest EMV NFC and FeliCa Contactless Reader.

The UNO-8 has a unique form factor which makes it the world’s smallest and a cost-effective EMVCo modular certified reader, supporting other NFC contactless payments like FeliCa, Mifare and P2P. With complete contactless connectivity and multiple mounting options, the UNO-8 is designed for unattended retail environments with self-service payment stations, including ATMs, toll roads, access control, and mass transit validators.

This extremely compact and robust device is a perfect match for all the toughest indoor and outdoor needs of any operator.

EMV SOM: Small & cost-effective PCI-PTS ready contactless EMV reader module, designed for large OEM Terminal Manufactures.

•	Accept cashless payments: Contactless EMV & Closed loop (Mifare).
•	Supported protocols: Kiosk API, Reader low level API.
•	Physical interface: USB 2.0 FS, UART TTL.
•	Integrated with Kiosk CORE (Android, Windows, Linux).
•	Interface pins to Touch, Speaker, LEDs, SAM slots, QR scanner, Magstripe, Contact.
•	Remote software updates and small form factor design.

Nova Market: Cashless micro market solution and self-checkout solution.

Nova Market is a self-checkout kiosk that lets consumers purchase products independently while reducing their waiting time and increasing our customers’ operational efficiency. Nova Market is used by micro markets and other self-served businesses to support all cashless payment options and provide a fast and intuitive checkout process for any number of products and services. Combined with NayaxVend management platform and marketing tools, Nova Market allows our customers to manage inventory, consumers, and employees on one platform.

Attended retail market

Nova 156: Our flagship Electronic Cash Register (“ECR”) for the attended retail market.

Nova 156 is a dual interface combining a 15.6 inch touchscreen register with a handheld Smart POS Device equipped with a printer and a barcode scanner. The detachable POS is an Android-based platform that accepts credit and debit cards and supports a variety of payment capabilities, including swipe, QR, contactless and contact payment methods, in addition to alternative payment methods such as digital wallets and Tap on Pay. Nova 156 features multiple business management capabilities, such as logistics and employee management.

Nova 55: An all-in-one flexible payment solution.

Nova 55 is a handheld Smart POS Device with a 5.5 inch screen, a printer, a camera and a barcode scanner, allowing further comfort and convenience in accepting payments. Nova 55 is an Android-based POS that provides a variety of payment capabilities, including swipe, QR, contactless and contact payment methods, in addition to alternative payment methods such as digital wallets and Tap on Pay.

Nova 45: Mobile POS allowing ultimate customer focus and flexibility.

Nova 45 is a smaller version of the Nova 55, offering similar capabilities and replacing the printer by digital receipts. Nova 45 also features wireless push-to-talk local communication between similar products, enabling regular communication between staff members.

Retail One: Universal and feature-rich retail POS that integrates with SAP Business one.

Retail One provides an advanced, universal, easy to use and customizable retail solution that is fully integrated with SAP Business One, enabling retailers to manage all retail functions out of SAP. It accepts all major payment methods, including EMV, contactless (NFC), QR codes and cash, and enables consumers to choose between printed receipts or branded digital receipts via SMS or email.

Our Customers

As of December 31, 2022, 2021 and 2020, we served approximately 47,000, 30,000 and 19,000 customers, respectively, that, as of December 31, 2022, operated approximately 725,000 managed and connected devices in more than 70 countries across all continents, including in Australia, Canada, China, Czech Republic, Denmark, France, Germany, Israel, Italy, Japan, Mexico, the Netherlands, New Zealand, Spain, Sweden, Switzerland, the United Kingdom and the United States. We have a significant presence in markets where we have identified a high level of immediate potential, including Australia, Canada, China, Germany, Israel, Japan, the United Kingdom and the United States. For the fiscal year ended December 31, 2022, approximately 35%, 28%, 13%, 10%, 8%% and 6% of our revenue was derived from customers in the United States, Europe (excluding the United Kingdom), the United Kingdom, Australia, Israel and the rest of the world, respectively.

Our platform enables payment in more than 50 currencies, accepting more than 80 payment methods, including credit, debit and prepaid cards and alternative methods of payment such as Apple Pay, Google Pay, Ali Pay and others, and provides support in 34 languages. We market our products to a diverse group of customers, and our products are suitable both for small, local customers with just a few POS devices, as well as large, global customers with as many as tens of thousands of POS devices. As such, we are not dependent on any one customer.

Sales & Marketing

We sell our products directly, through subsidiaries located in nine different countries, and through resellers and distributors. We also engage with various manufacturers that integrate our products into the products they manufacture and sell. In addition, we have established an e-commerce website in the U.S., where new and existing customers can purchase our products independently and will be introducing such sites in additional countries and territories in the near future. Similarly, we operate advertising channels, search engine optimization, and audience-targeted marketing campaigns for small and medium businesses. We are active on social media, we conduct webinars and events, and we distribute promotional materials, and send automated email marketing and articles to target audiences. We actively track and analyze the interactions on our advertising channels. We perfect our go-to-market channels and onboarding customer journey to ensure brand excellence and positive customer satisfaction from all our interactions.

Components and Manufacturing

We develop the integrated POS devices and the software that we sell to our customers. We engage two Israeli subcontractors, one of which is our primary subcontractor, that supply the POS devices as a finished product and purchase the components necessary for manufacturing and operating our POS devices, with the exception of certain screens, cellular modems and SIM cards. We do not have written agreements with the Israeli subcontractors. Rather, our order volumes are determined according to our needs, based on orders we receive from our customers. We recently contracted with an additional subcontractor in the Asia-Pacific region, which ramped up production in the last quarter of 2022, a trend we expect to continue in 2023.

We purchase the majority of the component pieces of our products from external manufacturers. We purchase the products for our attended activity from a single vendor based on purchase orders. The hardware for our attended activity products includes standard, off-the-shelf products that do not require hardware changes or modification aside from branding. Although we presently rely on a single provider for our attended hardware, because the products we purchase are standard, we retain the ability to change vendors as necessary without incurring substantial costs. The operating system used in the attended activity products is Android, which provides us with flexibility to integrate the software that we develop.

We purchase the screens installed in our products from two vendors. Because the screens we order are standard products, we are not dependent on either of the vendors since we may replace the vendors at any time without incurring substantial costs. We purchase the SIM cards that enable connectivity of our products from three communications vendors. We occasionally enter into agreements with one of these vendors pursuant to which we pay the vendor a monthly usage or capacity fee. We are dependent on our SIM card vendors to a certain extent because replacing the SIM cards for our devices requires physical access to each device, which might impose costs on us, but we can source these cards elsewhere. Finally, we purchase the cellular modems that we use in our products for additional connectivity from two vendors. We occasionally engage with these vendors according to our needs. The nature of the relationship and the fact that cellular modems are relatively common products allow us to replace these vendors as necessary, without incurring substantial incremental costs.

We compete with many companies for similar components and are therefore exposed to risks of shortages, price fluctuations, tariffs and delays in delivery of such components. For example, there has been a global shortage in the components of our products as a result of the COVID-19 pandemic, which caused an increase in product costs starting in the third quarter of 2021, leading to an adverse effect on our gross profit from the sale of POS devices, which we expect will continue into 2023. We endeavor to supply our POS device products despite the shortages, since we view hardware sales as a strategic opportunity to gain new customers, expand activity with existing customers and, importantly, as a key driver of our recurring revenue.

Technology

The foundation of our platform is our proprietary technology infrastructure. As of December 31, 2022, our infrastructure supports millions of transactions per day, approximately 725,000 managed and connected devices, and thousands of users connecting to our real-time, data-driven software management system. Our infrastructure communicates with over 80 payment method providers and processors, and includes a global network of sites around the globe, and multiple physical servers hosting more than 100 virtual machines in each site.

Our dedicated Networks Operation Center team monitors our services 24/7. This team, leveraging thousands of alerts and additional automated testing, works to detect and prevent potential infrastructure failure and downtime of our solutions.

Our platform is built by a multidisciplinary development team of software, hardware, database administrators, DevOps, mobile developers and other IT experts. We foster an agile product and development organization that promotes innovation and frequent and rapid deployment of new product and version releases. Our in-house development cycle places an emphasis on collaboration and has enabled us to release new versions of our products with meaningful functional updates in short timeframes. Our agile development cycle can also be accelerated depending on customer needs and urgency.

The diagram below depicts a standard transaction flow, one of our main processes:

CUSTOMER
1
Pays via card reader POS
NAYAX DEVICE
2
Initiates Encrypted transaction with Nayax Servers
NAYAX SERVER
3
Encrypted transaction data
ACQUIRER
4
Card Scheme
5
Generates an authorization request to card issuer
CARD ISSUER
6
Processes & Approves the transaction
ACQUIRER
7
Sends approval to Nayax Server
NAYAX SERVER
8
Sends approval to Nayax device
NAYAX DEVICE
9
Vends the product
CUSTOMER
10
Consumer receives product
NAYAX DEVICE
Device sends settlement to the acquirer (if needed)
NAYAX SERVER
11
In some cases, the settlement will go from the server to the acquirer
ACQUIRER
12
Receives Settlement

Our technology infrastructure enables us to process hundreds of concurrent processes and hundreds of transactions per second. We also have a wide-ranging application programming interface (“API”) platform to seamlessly connect with our array of solutions. For example, our API suite includes:

•	Marshall, which connects PC-based machines to our integrated POS devices;

•	LYNX, which provides input / output data to third-party systems; and

•	Cortina, which enables third-party systems to interface with our payment gateway, as depicted below.

Pulse
MDB
CCI
Consumer
Device
Cellular
VCCS (JVMA)
OCPP
Marshall
Operator
Back Office & Telemetry
Payment Engine
Nayax Data Center
Lynx API
Retail API Gateway
Cortina API
3rd party ERP
Retail POS
Payment App
VISA
G Pay
Pay
PayPal
SAMSUNG pay
Payment Gateway / Bank

Research and Development

We are constantly working on developing new products and integrating new technologies to expand our selection of products and services. We are continuously developing a variety of technological hardware and software tools, including continuous development of new versions of our current products and improvements thereto, while adding new functions and mechanisms and new payment acceptance capabilities, according to technological changes and our customers’ evolving needs. Our flexible development capabilities enable us to develop a wide variety of solutions, including in collaboration with our customers. We have made significant investments in our platform, spending $9.3 million, $19.0 million and $22.1 million on research and development in 2020, 2021, and 2022 respectively.

Competition

We measure competition in a variety of ways. Among others, we evaluate the level of quality of the solution offered by similar companies in our markets.

In the unattended retail market, this can vary from a solution that provides a single service, for example, a connection to the Internet, to a comprehensive solution that offers multiple services, such as a connection to the Internet, telemetry capabilities, payment services, and operation and management services. We have a large number of competitors, including Cantaloupe, Inc., CPI, Ingenico, and many others, including traditional cash payment vendors. We believe we are well-positioned relative to our competition because we provide our customers, across multiple territories, with comprehensive solutions related to their POS devices, including the ability to receive cashless payments, remote operation and management services, and payments services, across multiple territories. While we have extensive industry knowledge and experience, we also expect to continue to face strong and growing competition and our past success cannot assure our future performance.

With respect to our products for the attended retail market, our competitors range from large, well-established vendors to smaller, earlier-stage companies, including payment processors, POS software and terminal providers, and peer-to-peer payment providers. We compete on the basis of a number of factors, including the ability to provide a comprehensive, end-to-end solution, brand recognition, and omni-channel consumer engagement. We believe that the attended retail market is highly fragmented, and we intend to continue growing our market share after successfully entering the Israeli market in 2019. However, many of our competitors have more resources, greater brand recognition, and larger sales forces and marketing budgets.

Intellectual Property

The protection of our technology, intellectual property and proprietary rights, including those in our know-how, trade secrets and software code of our proprietary technology, is an important aspect of our business. We protect our intellectual property rights by relying on federal and state statutory and common law rights, foreign laws where applicable, as well as license agreements, non-disclosure agreements, confidentiality agreements, and other contractual and technical measures to establish, maintain and protect our intellectual property rights and proprietary technology. However, our contractual provisions may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technology. Intellectual property laws, procedures and restrictions provide only limited protection, and any of our intellectual property or proprietary rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Further, the laws of certain countries may not protect intellectual property or proprietary rights to the same extent as the laws of the U.S., and, therefore, in certain jurisdictions, we may be unable to protect our intellectual property and proprietary technology.

While most of the intellectual property we use is developed and owned by us, we also use a combination of proprietary, open-source and third-party licensed software in connection with our services. Although we believe these licenses are sufficient for the operation of our business, these licenses typically limit our use of the third parties’ intellectual property to specific uses and for specific time periods.

As of December 31, 2022, we owned four issued U.S. patents, four issued international patents, two issued and four pending patent applications in Israel and one pending European patent application. In addition, we own and use trademarks and service marks on or in connection with our proprietary technology and related services, including both unregistered common law marks and issued trademark registrations. As of December 31, 2022, we owned several trademarks as specified below, including Nayax and CoinBridge. The Nayax trademark is registered in Israel, the United States, Japan, Australia, the European Union, the United Kingdom, China and Mexico (among other jurisdictions) and for which we have a pending application in Canada. Another trademark, CoinBridge, is registered in Israel and has as of December 31, 2022 a pending application in the United States, Japan, Australia, Canada, the European Union, the United Kingdom, China and India (among other jurisdictions). Our EV Meter mark is also registered in the United States. Finally, as of December 31, 2022, we had eight registered domain names for websites that we use in our business.

Our in-house know-how is an important element of our intellectual property. The development and management of our platform requires sophisticated coordination among many specialized employees. We believe that reverse engineering and duplication of this coordination by competitors or individuals seeking to copy our platform would be difficult, time-consuming and very costly, as we have developed our know-how over many years and continue to do so on an ongoing basis. We take steps to protect our know-how, trade secrets and other confidential information, in part, by entering into confidentiality agreements with our employees, consultants, developers and vendors who have access to our confidential information, and generally limiting access to and distribution of our confidential information. We also aim to protect our technology by implementing multiple layers of security.

We intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives and maintain our competitive position. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or that it will provide any competitive advantage. From time to time, we have faced, and we expect to face in the future, allegations by third parties, including our competitors, that we have infringed their trademarks, copyrights, patents and other intellectual property rights or challenging the validity or enforceability of our intellectual property rights. We are not presently a party to any such legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows.

See “Item 3. Key Information—D. Risk Factors—Risks related to data security, privacy, information technology and intellectual property” for a more comprehensive description of risks related to our intellectual property.

Culture and Human Capital

We strive to maintain a workplace culture that infuses our purpose into everything we do and encourages our employees of all levels to challenge the status quo. This mindset, combined with our customer-centric organization, enables employees to make decisions and act quickly to satisfy customers. This is made possible with a clear strategy and organizational culture that encourages calculated risk taking. Our culture is defined by four pillar principles—OLAH (Ownership, Listen, Act, Honesty). Since 2005, we grew from a small Fintech startup and three employees to more than 800 employees and nearly 50,000 customers as of December 31, 2022, and $174 million in revenue for the year ended December 31, 2022. We believe we could not have done it without a founder’s mentality culture, the commitment of our employees and the support of our stakeholders and recently our new shareholders. We are looking for challenges that make our customers improve their commerce well-being, make their day-to-day work easy and let them focus on the way they can serve their consumers and win new consumers. We are aiming to make a global impact on SME businesses helping them to compete and grow, enabling our customers to be consumers-centric supporting the local commerce communities. This is our WHY. We believe it has energized us to be the best, moving together as a team, from the known past to the unknown future. We believe that embedding our workplace culture in every aspect of our operations secures our future long-term growth as a customer-centric company and encourages us to look for new challenges and goals to accomplish.

Our values, combined with our messaging and culture, allow us to adhere to set stretch goals, act fast, commit and complete tasks, collaborate, and work to improve, not just prove.

We believe that our culture facilitates an enjoyable and meaningful work environment, permitting our employees to feel confident and see the impact of their accomplishments, all of which give them a greater sense of ownership.

As of December 31, 2022, we had approximately 800 full-time employees, of whom more than 500 are in Israel, with the remainder in various countries including the United States, Ukraine, Australia, the United Kingdom, Japan, China, Germany, Canada and South Africa. We value our employees and invest in them through training and compensation, including incentive compensation. Most of our research and development and product management activities are carried out in Israel and the Ukraine. We are actively monitoring the situation in Ukraine and have extended our employees there assistance should they choose to relocate as we care deeply for the safety and well-being of our Ukrainian work force. To date, neither the conflict in Ukraine nor the responsive measures taken by the global community have had a material impact on our results of operations or our research and development activities.

Legal Proceedings

We are, from time to time, party to various legal proceedings arising out of our ordinary course of business. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

Regulation

We are subject to laws and regulations, either directly or contractually, that apply to payment processing as well as regulations that apply to businesses in general, such as those relating to worker classification, employment, worker confidentiality obligations, consumer protection and taxation. As a digital technology business, we are also subject to laws and regulations governing the internet, such as those relating to intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, search engines and internet tracking technologies, and could be affected by potential changes to laws and regulations that affect the growth, popularity or use of the internet, including with respect to net neutrality and taxation on the use of the internet or e-commerce transactions.

Payment Processing Regulation

Our payment processing services, which clear the payments of consumers that purchase products without using cash on our POS devices, are dependent on a payment transfer system that operates through a chain of different entities, including, but not limited to, clearing entities, banks and credit card companies. See “—Technology” above for a depiction of a standard transaction flow. Payment processing activities are generally regulated by the various financial regulators in each jurisdiction in which we conduct our operations. We must comply with many different regulatory and licensing requirements where applicable, including the following:

Europe. We provide payment processing services in the EEA through Nayax Europe UAB (“Nayax Europe”). Nayax Europe is incorporated in Lithuania and, as such, is subject to the local implementation of the EU’s second Electronic Money Directive and the second Payment Services Directive 2. Pursuant to these measures, Nayax Europe is required to obtain a license to operate in Lithuania and throughout the European Union on a cross-border basis.

Nayax Europe holds a license through the Bank of Lithuania to operate as an Electronic Money Institution (the “EU EMI License”) across the EEA on the basis of a single market passport. Pursuant to the EU EMI License, we are able to provide services to business customers and end-users that enable us to charge and manage monetary values online. Prior to obtaining the EU EMI License in April 2021, Nayax Europe held a license as an authorized payment institution pursuant to local measures implementing the amended Payment Services Directive (“PSD II”) in Lithuania. Nayax Europe previously provided payment services throughout the EEA on the basis of the PSD II cross-border services passport.

Our EU EMI License imposes significant ongoing compliance obligations. In particular, Nayax Europe is subject to detailed rules on how electronic money is issued to customers, how customer funds must be safeguarded and how electronic money may be redeemed. We are required to ensure funds received from customers for electronic money are either held in a segregated account with an authorized credit institution, invested in secure, liquid assets or covered by an insurance policy or comparable guarantee. We must also satisfy initial and ongoing regulatory capital requirements and maintain detailed internal compliance policies and procedures that address, among other things, customer complaints handling, financial crime controls, anti-bribery and corruption and compliance with applicable sanctions.

United Kingdom. We currently provide payment processing services in the United Kingdom through Nayax Europe, and we submitted an application to the Financial Conduct Authority (“FCA”), a financial regulator in the UK that supervises companies that provide various types of financial services, for permission to continue to provide regulated services in the UK post-Brexit under the temporary permission regime (“TPR”), and, on April 11, 2019, we obtained such permission. The TPR allows companies that previously operated in the UK under the EEA single market passport regime (that allows firms authorized under certain legislation in one EEA member state to conduct regulated business in any other EEA member state without the need to be separately authorized) to continue to operate in the UK post-Brexit throughout the temporary permission period, i.e., three years starting from January 1, 2021, without the need for further UK authorization. While in the TPR, the Company can continue to undertake new business with new UK customers and service its existing UK customers within the scope of its permissions in place at the time of achieving its temporary permission.

At the same time, the Company must act to obtain authorization to keep operating in the UK after the temporary permission regime expires, as stated below. We plan to operate in the United Kingdom through Nayax Financial Services Ltd. (“Nayax UK”), replacing Nayax Europe’s operations there under the temporary permission from the FCA.

Israel. We provide payment processing services to customers in Israel through Dually. Dually operates in Israel as an aggregator and, as such, is considered a service provider in financial assets according to the Control of Financial Services (Regulated Financial Services) Law, 5776-2016 (the “Control Law”). The Control Law sets forth the licensing requirements for entities engaged in providing services in financial assets or credit services in Israel and provides limitations on managing businesses engaged in such activities. Pursuant to the Control Law, Dually must have a license to provide services in financial assets as well as a license to provide credit from the Capital Market, Insurance and Savings Authority in Israel. Dually holds a license to provide services in financial assets and holds a license to provide credit services in accordance with the Control Law. Additionally, pursuant to the Control Law, because we control Dually (as defined in the Control Law), our controlling shareholders are required to obtain a control permit from the supervisor of the Capital Market, Insurance and Savings Authority. Each of our controlling shareholders (the “Controlling Shareholders”), Mr. Amir Nechmad, Mr. Yair Nechmad and Mr. David Ben-Avi, currently holds a control permit pursuant to the Control Law.

In some jurisdictions in which we operate, our activities do not fall within the scope of the regulations applicable to payments processing services, including:

United States, Canada and Australia. In the United States, Canada and Australia, we generally rely on relevant licenses held by financial services entities with which we have agreements. The laws, rules, regulations, licensing schemes and standards applicable to the financial services industry are enforced by multiple authorities in the United States, including the Department of the Treasury and state and local agencies, and similar organizations and authorities in Canada and Australia. Currently, we do not possess any permits, licenses, registrations or other authorizations from financial services regulators in the United States, Canada or Australia. Due to our reliance on relevant licenses held by financial services entities, we have taken the position that, as of the filing date hereof, the licensing, registration or other authorization requirements of federal and state agencies in the United States, Canada and Australia that regulate or monitor payments processing or other types of providers of electronic commerce services do not apply to us. However, the applicable regulation could change and we could become subject to additional regulatory requirements in the future. We continuously monitor local requirements to ensure compliance.

We are also subject to anti-money laundering laws and regulations set out by the jurisdictions in which we operate, and we engage in standard “know-your-customer” diligence prior to initiating a customer relationship that screens customers against sanctions lists including the Israeli Ministry of Defense Terror list, the U.S. Specially Designated Nationals and Blocked Persons list, the U.K. Consolidated List of Designated Persons and a consolidated list of people, groups, and entities who are subject to EU financial sanctions. This process must be completed before any payment relationship is established with a customer. In Israel, because Dually is considered a financial services provider, it is subject to Israel’s Prohibition of Money Laundering Law, 5760-2000 (the “Prohibition of Money Laundering Law”). Dually has two main obligations under the Prohibition of Money Laundering Law. First, it is subject to various “know your customer” requirements as well as certain reporting requirements. Second, Dually is required to have a dedicated officer who is responsible for fulfilling the requirements of the Prohibition of Money Laundering Law.

Data Privacy

Because we collect, process, store, share, disclose, transfer and use consumer information and other data and engage in marketing and advertising activities to deliver our services to our customers and our customers’ end users (consumers), we are also subject to laws, rules, regulations and industry standards that address privacy and data protection, including Section 5(c) of the Federal Trade Commission Act, the California Online Privacy Protection Act, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), the Personal Information Protection and Electronic Documents Act, the CAN-SPAM Act, the Gramm Leach Biley Act, the Payment Card Industry Data Security Standard (“PCI DSS”), Section 30a of the Israeli Telecommunications (Telecommunications and Broadcasts) Law, 5742-1982, Australia’s Privacy Act and Canada’s Anti-Spam Law.

Each of these laws, rules, regulations and standards relating to privacy, data protection and data security, and any other such changes or new laws, rules, regulations or standards could impose significant limitations, require changes to our business, or restrict our collection, use, storage or processing of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. For example, the CCPA broadly defines personal information and requires companies that process information of California residents to make disclosures to consumers about their data collection, use and sharing practices. The CCPA also gives California residents expanded privacy rights and protections, such as affording them the right to opt out of certain data sharing with third parties, right to access and request deletion of their information and provides a new cause of action for certain data breaches that result in the loss of personal information. Additionally, the CCPA introduces additional obligations such as data minimization and storage limitations and granting additional rights to California residents such as correction of personal information and additional opt-out rights. It also establishes a regulatory agency dedicated to enforcing the CCPA. The CCPA and other laws, rules, regulations and standards relating to privacy, data protection and data security may require us to modify our data processing practices and policies and may cause us to incur substantial costs and expenses in order to comply.

In the EEA, we are subject to GDPR 2016/679, and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, along with national implementing legislation in EEA member states, and the United Kingdom data protection regime, impose strict data protection compliance requirements including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting rights for data subjects in regard to their personal data (including data access rights, the right to be “forgotten” and the right to data portability); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

We are subject to European Union and United Kingdom rules with respect to cross-border transfers of personal data out of the EEA and the United Kingdom, respectively. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to US entities who had self-certified under the Privacy Shield scheme. Most recently, on June 28, 2021, the European Commission issued an adequacy decision in respect of the United Kingdom’s data protection framework, enabling data transfers from EU member states to the United Kingdom to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs it could lead to additional costs and increase our overall risk exposure.

We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. In the EU and the UK under national laws derived from the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. The current national laws that implement the ePrivacy Directive are highly likely to be replaced across the EU (but not directly in the UK) by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance.

In addition, we are subject to the PPL and the regulations promulgated thereunder, which impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed and secured.

The burdens imposed by these and other laws and regulations that have been and may be enacted relating to data privacy and security, or new interpretations of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply. We take a variety of technical and organizational security measures and other measures to protect our data, including data pertaining to our end consumers, employees and business partners. Despite any security measures we may put in place or that our third-party providers may implement on our behalf, our information technology and infrastructure and that of our third-party providers may be vulnerable to unauthorized access to such data.

Our ability, like those of other advertising technology companies, to collect, augment, analyze, use and share data relies upon the ability to uniquely identify devices across websites and applications, and to collect data about user interactions with those devices for purposes such as serving relevant ads and measuring the effectiveness of ads. The processes used to identify devices and similar and associated technologies are governed by U.S. and foreign laws and regulations and are dependent upon their implementation within the industry ecosystem. Such laws, regulations and industry standards may change from time to time, including those relating to the level of consumer notice and consent required before a company can employ cookies or other electronic tools to collect data about interactions with users online.

Because the laws and regulations governing the internet, privacy, data security and marketing are constantly evolving and striving to keep pace with innovations in technology and media, it is possible that we may need to materially alter the way we conduct some parts of our business activities or be prohibited from conducting such activities altogether at some point in the future. See “Item 3. Key Information—D. Risk Factors—Risks related to data security, privacy, information technology and intellectual property” for a description of risks related to compliance with data privacy and security regulations.

 C.       Organizational Structure

Nayax Ltd. is the ultimate holding company for our subsidiaries. As of December 31, 2022, we had 25 (direct or indirect) subsidiaries. The following table sets out for the subsidiaries we consider significant as of December 31, 2022, the country of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
Nayax LLC	USA (Maryland)	100%	Sale of the Company’s products and services
Nayax Europe UAB	Lithuania	100%	Processing transactions on behalf of the Company’s customers in Europe
Nayax AU PTY Ltd.	Australia	100%	Sale of the Company’s products and services
Nayax (UK) Limited	UK	100%	Sale of the Company’s products and services

D.       Property, Plants and Equipment

Facilities

Our principal executive office is located in Herzliya, Israel. In addition to our Herzliya office, we also have offices in the United States, as well as five other countries. We lease each of our offices. We believe that our current facilities are adequate to meet our immediate needs.

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, including the related notes thereto, included elsewhere in this annual report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

A.       Operating Results

Overview

We are a leading, end-to-end retail technology platform for unattended commerce. Our platform empowers retailers to provide consumers with digital, cashless, connected commerce experiences, enhancing consumer conversion and loyalty. Our comprehensive, proprietary platform addresses the entire unattended commerce value chain, including a global payments infrastructure, a commerce software suite, a consumer engagement platform and integrated POS devices. We help retailers maximize their sales potential while optimizing their operations and costs. We address a broad range of retail verticals, including all types of vending machines, coffee machines, unattended checkout counters, self-service kiosks, ticketing machines, car wash stations, gaming machines, amusement rides, laundromats, EV charging stations, and many more. We have successfully leveraged our leadership position in the unattended market, as well as our deep product expertise and track record of innovation, to expand into the attended retail market. We have developed an omni-channel technology platform with integrated in-store POS and software solutions to help retailers manage and grow their businesses. As of December 31, 2022, 2021 and 2020, we served approximately 47,000, 30,000 and 19,000 customers, respectively, whom, as of December 31, 2022, we served more than 70 countries across all continents, supporting 34 languages, more than 50 currencies and more than 80 payment methods.

We provide an integrated platform with a broad suite of capabilities that improve the experiences of our key stakeholders:

•
Customers. We empower our customers to modernize payment processing and seamlessly adapt to an increasingly digital ecosystem. Our omni-channel, 360-degree platform is designed to address the many needs of customers across verticals, industries and geographies.

•
Consumers. Our platform is built to simplify the process for retail purchasing. Consumers benefit from the ability to choose from a diverse set of payment methods and access loyalty rewards from their preferred merchants.

Our platform forms the bridge between our stakeholders and offers a frictionless way to transact. Customers benefit from being able to use a global solution not tied to local legacy vendors. This enables customers to deliver a consistent user experience regardless of location, currency or payment method. Consumers benefit from the enhanced user experience and low barriers to transact. The combined benefits lead to higher consumer satisfaction and repeat business for our customers.

Our revenue is driven by our ability to attract new customers, retain existing customers, increase sales from both new and existing customers and provide essential solutions to our customers that help them grow their businesses while optimizing their cost base. Our customers range from global enterprises to SMEs, who rely on us to manage their business across their points-of-sale, payment processing, business operations and consumer engagement. Our revenue model rests on three pillars:

•	Subscription fees for access to our SaaS solutions

•	Payment processing fees

•	One-time payment for selling our integrated POS devices

SaaS solutions-based revenue (“SaaS Revenue”) is generated from monthly recurring fixed fees charged to customers for access to our telemetry and management software solutions. Contract terms generally range from 12 to 36 months. Our SaaS solutions pricing is primarily based on a monthly rate per connected device. We offer a variety of subscription plans to customers depending on the features and functionality they require.

Payment processing fees (“Payment Processing Fees”) consist of fees paid by our customers for transactions made at the point-of-sale and processed using our platform. This fee is generally calculated as a percentage of the total transaction amount processed.

Together, our SaaS Revenue and Payment Processing Fees comprise what we refer to as our recurring revenue. In the years ended December 31, 2022 and 2021, approximately 43% and 49% of our recurring revenue was comprised of SaaS Revenue, and approximately 57% and 51% was comprised of Payment Processing Fees, respectively. In the fiscal years 2022, 2021 and 2020, approximately 43%, 49% and 58% of our recurring revenue was comprised of SaaS Revenue, and approximately 57%, 51% and 42% was comprised of Payment Processing Fees, respectively.

	Year ended December 31,
	2022	2021	2020
SaaS Revenue ($ millions)	45.3	34.6	25.1
YoY Growth	30.9%	37.8%	26.8%
Payment Processing Fees ($ millions)	59.5	36.5	18.2
YoY Growth	63%	100.5%	17.4%

Revenue from the sale of integrated POS devices is derived from the one-time payment for the sale of devices. Our integrated POS devices enable the customer to benefit from improved conversion, increased sales and reduced costs made possible by our SaaS solutions and processing infrastructure.

Below is a breakout of revenue for the fiscal years 2022, 2021 and 2020:

	Year ended December 31,
	2022		2021		2020
	Revenue ($ millions)	Rate of total income	Revenue ($ millions)	Rate of total income	Revenue ($ millions)	Rate of total income
SaaS Revenue and Payment Processing Fees	104.8	60.4%	71.1	59.7%	43.4	55.1%
Revenue from sale of integrated POS devices	68.7	39.6%	48.0	40.3%	35.4	44.9%

We use a dollar-based net retention rate as a measurement of the loyalty of our customer base. The net retention rate is measured as a percentage of revenue from returning customers in a given period as compared to the revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn. We have shown a robust net retention rate of over 100% in each of 2020, 2021 and 2022, which was driven by our low customer churn and continued growth of our customers’ businesses. Net retention remained above 100% in 2020 despite the negative impact of COVID-19 on our business and operations.

	Year ended December 31,
	2022	2021	2020
Net revenue retention	131%	137%	102%

We have a history of growing with our customers over time. The chart below illustrates the recurring revenue generated within a given cohort over the years presented. Each cohort represents customers from whom we received recurring revenue for the first time, in a given year. For example, the recurring revenue from customers that initially purchased our solutions in 2018 grew by more than 5 times between 2018 and 2022. We view this growth as an indicator of the strength of our solutions and of customer satisfaction.

Recurring Revenue by Cohort

Our Business Model

We grow our business by offering customers a superior product that includes both SaaS solutions and integrated POS devices that are fully owned and developed by us, in addition to managing attended POS devices developed by third parties. Ownership of our devices and software allows us to more easily introduce new products and swiftly adapt to the unique needs of customers. Our integrated POS devices are easy to install or come pre-installed in a broad range of equipment types made by original equipment manufacturers (“OEMs”). This ensures a seamless experience to access the benefits of our payment processing and telemetry and management software suite.

We utilize our POS devices to integrate into our customer’s business and onboard them onto our end-to-end platform. In addition, we provide platform solutions that include reporting and analytics capabilities as well as APIs that enable our customers to seamlessly connect with other technology vendors.

Payments Suite

Our global cashless payments infrastructure enables our customers to offer consumers the ability to pay with the local payment methods they are accustomed to using in their home markets. Our integrated POS devices accept credit, debit and prepaid card payments, in addition to alternative payment methods and digital wallets. We have built an international payment network with direct connections to more than 80 payment methods and acquirers that enable us to collect payments in more than 50 currencies. Our payments platform helps our retailers maximize payment conversion and acceptance across different countries.

Telemetry and Management Software Suite

Our proprietary telemetry and management software suite serves as a central intelligence hub for our customers, providing deep, real-time insights that help retailers optimize their operations. Our platform enables our customers to manage their entire network of connected devices from a single place. Flexible API connections allow additional integration with other software platforms. As such, our customers are able to monitor inventory, dynamically price products, manage employees, and review business and reconciliation reports using our software suite.

Loyalty and Marketing Suite

Our proprietary consumer engagement marketing and loyalty platform provides comprehensive tools to our customers that allow them to drive engagement with consumers across multiple channels. On the front-end, we provide a digital wallet app to consumers, which enables them to order remotely and receive loyalty discounts, coupons, gifts, and special offers. On the back-end, our platform enables our customers to manage multiple marketing and loyalty campaigns.

Integrated POS

Our integrated POS devices enable the acceptance of digital payments for our customers. Our devices, which consist of hardware and software, are designed and developed in-house with our own specifications, and we manage the entire value chain of manufacturing and production to our own specifications with our manufacturing partners. Our devices are built for ease of installation in any unattended environment and across both new and retrofit environments. Our devices have a distinct branding and a customized design that has been developed to help consumers understand that checkout is cashless. In addition to devices for the unattended retail market, we have leveraged our platform to expand into the attended retail market, delivering in-store POS and payments solutions.

Factors Affecting our Performance

Acquisition of New Customers

The success of our business and our future prospects are largely dependent on our ability to continue to acquire new customers. We believe there is a substantial opportunity to continue to grow in both the unattended and attended retail markets. We intend to continue to drive new customer growth through our differentiated go-to- market strategy and end-to-end, fully integrated global platform. Our ability to acquire new customers will depend on a number of factors, including the effectiveness and growth of our sales team, the success of our marketing efforts and the continued satisfaction of, and word-of-mouth referrals generated by, our existing customers. We have a strong track record of winning requests for proposal with leading global customers while also having a highly effective automated customer acquisition channel for SMEs that requires limited human interaction and drives both highly efficient customer acquisition cost, and strong unit economics. We expect our absolute investment in sales and marketing and other customer acquisition costs related to our integrated POS devices and professional services to increase as we continue to grow.

Retention and Expansion within our Existing Customer Base

Our ability to retain and increase revenue from our existing customer base is a key driver of our business growth. We expand within our existing customer base by selling additional products, deploying more integrated POS devices, capturing more points of sales from competitors, and helping our customers transition to cashless methods of payment. We believe our platform is truly mission-critical once deployed, making it costly for any of our customers to replace our platform with competing solutions.

In the year ended December 31, 2022, approximately 15% of our total revenue was derived from new customers and 85% of our total revenue was derived from existing customers.

Type of Business on our Platform

Our revenue is affected by several factors, including the amount of payment volume we process, the industry in which our customers operate and the currency in which payments are made and received. We may experience shifts in the type of revenue we earn depending on the nature of the activity of our customers and our customers’ customers on our platform.

Industry Growth

We believe changes in industry dynamics present a potential for growth in the unattended market and our ability to capitalize on industry growth will depend on a number of macroeconomic and business-specific factors. For example, as a result of the COVID-19 pandemic, there has been an increase in consumer preference for cashless payment methods. We believe this increased demand will lead to growth in the unattended and cashless payment method industry, which will further drive growth in our business. Additionally, in the future, we may consider applying for licenses to operate in new geographic markets, which will allow us to increase our scope and size.

Adoption of Additional Products

We believe there is an opportunity to increase adoption of more of our products by existing customers through a combination of customer relationship management (CRM) investments, product-led growth, and the introduction of new products. We believe we provide the most value when our customers have multiple touchpoints across our platform. We also believe adoption of additional products will drive profitability improvements for our customers, allowing them to reinvest in their success. Our ability to increase adoption of our products will depend on a number of factors, including our customers’ satisfaction with our platform, competition, pricing and our ability to demonstrate the value proposition of our products.

Support of our Customers’ Revenue Growth

We believe our long-term revenue growth is correlated with the growth of our existing customers’ businesses, and we strive to support their success. As our customers generate more sales, and therefore more gross processing volume, we generally see higher payment processing fees. We have a demonstrated track record of partnering with our customers to help grow their revenue and will continue to invest in new products that help customers thrive.

We also expect to see a corresponding increase in locations on our platform as our customers grow their businesses and open new locations. To that end, we work closely with our customers to support their expansion efforts. We believe we are well-positioned to extend our reach to and onboard these new customers based on their desire to use a single integrated platform across all locations.

Innovation and Development of New Products

We have a culture of continuous innovation evidenced by our history of consistent and timely product launches and refinements. We intend to continue to invest in research and development to expand and improve the functionality of our current platform and broaden our capabilities to address new market opportunities. As a result, we expect our total operating expenses will increase over time and, in some cases, have short-term negative impacts on our operating margin. Our continued growth is dependent, in part, on our ability to successfully develop, market, and sell new products to our customers.

Economic Conditions

Our operating results are impacted by macro-economic and geopolitical conditions including inflationary pressures, the stability of the global supply chain and availability of raw materials and components. While to-date general inflationary pressures have not had a material impact on customer behavior or the demand for our integrated POS devices, we have seen, and we expect in the near-term we will continue to see, volatility in the price of the components we utilize in our integrated POS devices as a result of current global supply chain constraints and rising prices fueled by the global component shortage.

Impact of COVID-19 on our Business

COVID-19 started to spread worldwide in the first quarter of 2020, and on March 11, 2020, the World Health Organization announced COVID-19 as a global pandemic. COVID-19 caused sharp declines in stock markets around the world and a global economic slowdown. As part of the efforts by nations to deal with the virus and the attempts to curb its spread, many governments took unprecedented steps, with many and frequent shifts of policy. In that context, among other things, severe measures have been applied in areas that impacted our operations, such as lockdowns, restrictions of movement and gatherings in the public space, limits on commerce, leisure and entertainment activity, and more.

The onset of the global pandemic and related lockdowns in 2020 led to a decline in consumption. At the onset of the pandemic in 2020, for example, our customers completed a lower number of retail transactions, both in attended and unattended points of sales, especially during periods in which non-essential workplaces were closed or during periods when tourism and leisure sites, as well as other businesses where we provide services, were shut down. Additionally, due to COVID-19-related shutdowns, we were unable to deploy new POS devices. Of our revenue streams, the sale of devices experienced a more acute impact from the pandemic and the remedial measures, such as lockdowns, taken by the authorities in the jurisdictions where we operate. In March and April 2020, the number of managed and connected devices operated by our customers declined from approximately 230,000 devices to approximately 195,000. We implemented cost-saving initiatives in 2020 as a result of the economic uncertainty and accelerated the launch of online marketing and sales activity to engage with customers in a virtual format.

Additionally, the global increase in component prices stemming from component shortages and supply chain constraints in the latter half of 2021 has also impacted our business and negatively affected our gross margins with respect to the sale of devices during this period. We have taken short and long-term steps to mitigate the impacts of these supply chain constraints such as engaging new manufacturers, redesigning our products, and using substitute components in our devices.

Despite the unprecedented challenges presented by COVID-19, since the early lockdowns in 2020, the pandemic has resulted in an acceleration in the unattended POS market as our customers and their consumers have expressed a stronger preference for cashless payment methods in order to limit interactions with people and surfaces. Although strict measures to mitigate the impact of COVID-19 were eased or eliminated in 2022, the trend toward, and consumer preference for, cashless payment methods has continued. We believe this has positively impacted our revenues and overall performance in recent years as the number of managed and connected devices operated by our customers has grown from 371,000 in fiscal year 2020 to 517,000 and 595,000 in fiscal years 2021 and 2022, respectively.

Components of our Consolidated Income Statement

Revenues

We derive revenue from (i) fixed monthly subscription fees charged for accessing our SaaS solutions, or SaaS Revenue, (ii) payment processing fees charged as a percent of transaction value at the point of sale, or, Payment Processing Fees, and (iii) one-time payment for sales of our integrated POS devices.

SaaS Revenue is generated from monthly recurring fixed fees charged to customers for access to our telemetry and management software suite products. We offer a variety of subscription plans to customers depending on the features and functionality they require. Our SaaS solutions pricing is primarily based on a monthly rate per connected device. We recognize revenue from SaaS Revenues over the term of the relevant subscription period, commencing when the subscription service is made available to the customer. Payment Processing Fees consist of fees paid by our customers for transactions made at the point of sale and processed using our platform. This fee is primarily calculated as a percentage of the total transaction amount processed. We recognize revenue from Payment Processing Fees collected from our customers on a gross basis, since we are the entity which is primarily responsible for the completion of the processing services for the customer. The fees paid to the processing agencies are recognized as expenses under cost of revenues.

Revenue from the sale of integrated POS devices is derived from the sale of integrated POS devices. Our POS devices enable the customer to benefit from improved conversion, increased sales and reduced costs made possible by our SaaS solutions and processing infrastructure. Our devices enable multiple functionalities, and the sale of a device does not obligate the customer to purchase a full solution or to make a further purchase of our services. The sale of a device constitutes a performance obligation separate from any related service component, and we recognize revenue from the sale of a device when control of the device is transferred to a customer.

We expect recurring revenue will continue to grow over the long-term as a percentage of our overall revenue mix and will help us achieve profitability.

Cost of Revenues

Cost of revenues is comprised of costs associated with the sales of devices and costs associated with our recurring revenue. Cost of revenues associated with integrated POS devices sales include hardware component costs, shipping and handling costs, manufacturing labor costs and other related costs. We expect these costs to remain volatile over the near-term as a result of global supply chain constraints and from the rising prices of raw materials fueled by the global component shortage. We have made a strategic decision not to pass increased component costs to our customers through higher device sale prices of our devices in order to support our customers’ growth and businesses (in turn helping us generate more recurring service revenue). This has and will impact our gross profit.

Cost of revenues for our recurring revenue consists of interchange or flat fees paid to processing agencies, with respect to processing services, and costs related to our platform, including costs associated with our device communication network and the cost of our customer tier 1 support team, with respect to our SaaS Revenue. In 2022, approximately $41.2 million, or 36.3% of our total cost of revenues, was attributable to processing services, and $9.4 million, or 8.2% of our total cost of revenues, was attributable to our SaaS services. We intend to invest in our SaaS service and customer support functions, which we expect will have a negative near-term impact to our SaaS gross margin.

In 2022, approximately $62.3 million, or 54.9%, and $0.5 million, or 0.5%, of our cost of revenues were attributable to integrated POS devices sales and the costs associated with our recurring revenue stream, respectively. Costs attributable to the sales of integrated POS devices in 2022 increased 56.5% from 2021 primarily as a result of an increase in the number of integrated POS devices sold and the increase in component prices discussed above.

Research and Development Expenses

Research and development expenses consist primarily of employee and subcontractor expenses and other related costs for research, development and product management, core development, product design, characterization and construction, share-based compensation costs, depreciation of property plant and equipment and right of use assets, and other corporate overhead allocations. We anticipate that these costs will increase as we continue to invest in the development of new products and services and develop new functionalities in our existing products and the Nayax platform. However, we expect that research and development expenses will decrease as a percentage of revenue over time as we continue to scale our business.

Depreciation and Amortization in Respect of Technology and Capitalized Development Costs

Depreciation and amortization of technology arise as a result of our business combination and acquisition activity.

Selling, Administrative and General Expenses

Selling, administrative and general expenses consist of general and administrative expenses and expenses attributable to sales and marketing activities.

General and administrative expenses consist primarily of employee expenses and other related costs derived from the following departments: legal, administrative, human resources and information technology, and also include related stock-based compensation costs, corporate overhead allocations, consulting, management and professional fees, computer and system maintenance, and other expenses incurred in connection with the day-to-day operation of our business.

Sales and marketing expenses consist primarily of employee expenses and other related costs derived from our sales, business development and marketing departments, including stock-based compensation costs, costs of distributors, travel and hospitality-related expenses and other expenses associated with our sales and marketing efforts.

We expect selling, administrative and general expenses to moderately increase as we push to grow our customer base and product offering.

Finance Income (Expense), Net

Financing income (expense), net principally include interest on bank loans, other long-term loans, lease liabilities, exchange rate differences and other financing expenses incurred in connection with sustaining our operations. Our functional currency is U.S. dollar, and a material portion of our expenses are incurred in NIS. In addition, we receive payments in a significant number of different currencies including U.S. dollar, Euro, Australian Dollar and British Pound. Consequently, we are exposed to fluctuations in different exchange rates relative to the U.S. dollar.

	Year ended December 31,
	2022	2021	2020
	US Dollars in thousands
Interest on bank loans and bank fees	993	964	821
Change in fair value options	(423)	414	–
Finance expenses in respect of loans from others	70	217	248
Finance expenses in respect of shareholders and related companies	(15)	136	27
Finance expenses in respect of other liabilities	167	202	302
Finance expenses in respect of leases liabilities	260	214	379
Financing income in respect of finance sub-lease		(2)	(14)
Benefit in respect of government guarantee loans	-	--	(389)
Exchange rate differences	1,968	(490)	2,500
	3,020	1,655	3,874

How we Assess the Performance of our Business

In addition to operational metrics such as number of customers, number of managed and connected devices, number of transactions and financial measures determined in accordance with IFRS, we also use Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Key Operating Metrics

We regularly monitor the following operating and financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the financial and operating metrics presented below are useful in evaluating our business. Although these operating and financial metrics are frequently used by investors and security analysts in their evaluation of companies, such metrics have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results of operations as reported under IFRS. In addition, our operating and financial metrics may be calculated in a different manner than similarly titled metrics used by other companies.

	Year ended December 31,
	2022	2021	2020
Number of customers	47,385	29,695	18,836
Number of managed and connected devices (in thousands)	725	517	371
Number of transactions (in millions)	1,304	795	469.9

Number of Customers

We track the number of customers that use our products and services as a gauge for the size and growth profile of our business. We define number of customers as the number of unique customers that have transacted using our platform within the period presented.

The following table sets forth number of customers for the periods indicated:

	Year ended December 31,
	2022	2021	2020
Number of customers	47,385	29,695	18,836
YoY growth	60%	58%	31%

Number of Managed and Connected Devices

We track managed and connected devices as a measure of the fixed subscription base in our business. We define the number of managed and connected devices as the number of integrated POS devices that were utilized by customers within the period presented.

The following table sets forth managed and connected devices for the periods indicated:

	Year ended December 31,
	2022	2021	2020
Number of managed and connected devices (in thousands)	725	517	371
YoY growth	40%	39%	9%

Number of Transactions

We track the number of transactions executed using our integrated POS devices.

The following table sets forth the number of transactions for the periods indicated:

	Year ended December 31,
	2022	2021	2020
Number of transactions (in millions)	1,304	795	469.9
YoY growth	64%	69%	4%

Non-IFRS Financial Measures

In addition to our results determined in accordance with IFRS issued by the IASB, we believe the following non-IFRS financial measure is useful to investors in evaluating our operating performance. Management refers to the following non-IFRS financial measure as a means to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Non-IFRS financial information may be different from similarly-titled measures used by other companies. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed below. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses are excluded or included in determining these non-IFRS financial measures.

A reconciliation is provided below for the non-IFRS financial measure to the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of non-IFRS financial measures to their most directly comparable IFRS financial measures included below and to not rely on any single financial measure to evaluate our business.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period, finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this annual report because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

	Year ended December 31,
	2022	2021	2020
	In USD thousands
Loss for the period	(37,509)	(24,769)	(6,083)
Finance expenses, net	3,020	1,655	3,874
Tax expense (benefit)	451	632	(15)
Depreciation and amortization	9,028	7,198	5,908
EBITDA	(25,010)	(15,284)	3,684
Share-based payment costs	8,747	8,850	2,965
Non-recurring issuance costs(1)	1,790	1,879	-
Equity method investee	1,794	538	-
Adjusted EBITDA	(12,679)	(4,017)	6,649

(1)
Consists primarily of (i) fees and expenses, other than underwriter discount and commissions, incurred in connection with our May 2021 initial public offering on the TASE and (ii) expenses incurred in connection with our listing on Nasdaq.

Results of Operations

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. The following tables set forth our results of operations. On June 9, 2022, we acquired OTI for approximately $4.5 million. Our results of operations reflect results from OTI following the date of acquisition.

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
	In USD thousands
Revenues	173,514	119,134
Cost of revenues	113,476	70,970
Gross Profit	60,038	48,164
Research and development expenses	22,132	19,040
Selling, administrative and general expenses	64,092	45,379
Depreciation and amortization in respect of technology and capitalized development costs	4,268	3,810
Other expenses	1,790	1,879
Equity method investee	1,794	538
Operating loss	(34,038)	(22,482)
Finance expenses, net	3,020	1,655
Loss before taxes on income	(37,058)	(24,137)
Tax benefit (expense)	(451)	(632)
Net income (loss) for the year	(37,509)	(24,769)

Revenue

The following table provides a breakdown of our primary revenue streams.

	Year ended December 31,
	2022	2021
	In USD thousands
Revenue from the sale of integrated POS devices	68,726	47,987
Recurring revenue	104,788	71,147
Total revenue	173,514	119,134

Total revenue for the year ended December 31, 2022 increased $54.4 million, or 45.6%, from $119.1 million for the year ended December 31, 2021. Revenue from the sale of integrated POS devices increased $20.7 million, or 43.2%, from $48.0 million for the year ended December 31, 2021 as a result of 28% increase in integrated POS devices sold. Recurring revenues increased $33.6 million, or 47.3%, from $71.1 million, of which $10.6 million was attributable to an increase in SaaS Revenue as a result of an increase in the number of managed and connected devices and $23 million was attributable to an increase in processing activity as a result of a higher volume of transactions. Our revenue mix in 2022 remained mostly stable with minor changes. In 2022, approximately 60.4% of our total revenue came from recurring revenues compared to 60% in 2021. We expect that our revenue mix will shift towards recurring revenue in coming years.

Cost of Revenues

The following table provides a breakdown of our cost of revenues attributable to our primary revenue streams.

	Year ended December 31,
	2022	2021
	In USD thousands
Cost of integrated POS devices sales	62,872	40,165
Cost of recurring revenue	50,604	30,805
Total cost of revenue	113,476	70,970

Total cost of revenues for the year ended December 31, 2022 increased $42.5 million, or 60%, from $71.0 million for the year ended December 31, 2021.

Costs attributable to integrated POS devices sales increased $22.7 million, or 56.5%, from $40.2 million, primarily as a result of an increase in integrated POS devices sold and an approximately $7 million increase in component costs as a result of global component shortages and supply chain constraints experienced in the second half of 2021.

Cost of revenues attributable to our recurring revenue stream increased $19.8 million, or 64.3%, from $30.8 million, primarily as a result of 64% higher transaction volumes and a 40% increase in the number of managed and connected devices in the period.

Gross Profit

Total gross profit for the year ended December 31, 2022 increased $11.9 million, or 24.6%, from $48.2 million for the year ended December 31, 2021. Total gross profit margin decreased to 34.6% from 40.4% for the year ended December 31, 2021.

Gross profit relating to the sale of integrated POS devices decreased $1.9 million, or 24.4%, from $7.8 million for the year ended December 31, 2021, primarily due to an approximately $7 million increase in component prices as a result of global component shortages and supply chain constraints experienced in the second half of 2021, that was partially offset by a 28% period-over-period increase in integrated POS devices sales. Gross profit margin from integrated POS devices sales decreased 7.8% from 16.3% in 2021, largely due to the increase in component prices.

Gross profit relating to recurring revenue streams increased $13.8 million, or 34.3%, from $40.3 million for the year ended December 31, 2021, primarily as a result of an increase in SaaS Revenue attributable to a higher installed device base from increased integrated POS devices sales and an increase in Payment Processing Fees from increased transaction volumes. Gross profit margin relating to recurring revenues streams decreased 5% from 56.7% for the year ended December 31, 2022, largely due to increased interchange fees primarily stemming from a shift in revenue mix towards Payment Processing fees.

Research and Development Expenses

Research and development expense for the year ended December 31, 2022 was $22.1 million, compared to $19.0 million for the year ended December 31, 2021, an increase of $3.1 million, primarily driven by a $3.5 million increase in employee salary expense and related costs due to the growth in our headcount and among subcontractors, and the adoption of a bonus program for our employees in the third quarter of 2021, which amounted to $1.1 million, offset by a decrease in associated share-based payment costs..

Selling, Administrative and General Expenses

Total selling, administrative and general expenses for the year ended December 31, 2022 increased $18.7 million, or 41.2%, from $45.4 million for the year ended December 31, 2021, primarily due to a $3.18 million increase in costs for professional and regulatory services, an increase in IT marketing and other office-related costs of $2.6 million, an increase in employee-related costs due to the growth in our headcount, $8.26 million of higher salary costs and the adoption of a bonus program for our employees in the third quarter of 2021 and related share-based payment costs, which amounted to $7.1 million.

Depreciation and Amortization in Respect of Technology and Capitalized Development Costs

Depreciation and amortization in respect of technology and capitalized development costs for the year ended December 31, 2022 was $4.2 million, compared to $3.8 million for the year ended December 31, 2021, an overall change of $0.4 million, primarily driven by depreciation and amortization of investments that focused on opening markets and developing new products that were launched during 2022 and amortization of technology assets derived from the OTI acquisition during the second half of the year.

Other Expenses

Other expenses for the year ended December 31, 2022 were $1.8 million, primarily attributable to expenses incurred in connection with our contemplated listing on Nasdaq, as compared to $1.9 million in other expenses for the year ended December 31, 2021, primarily attributable to expenses incurred in connection with our initial public offering on the TASE in 2021.

Equity Method Investee

Our share in losses of associates accounted for by the equity method amounted to $1,794 thousand for the year ended December 31, 2022. This loss is attributable to our investments in Tigapo.

Finance Expenses, Net

Finance expenses, net for the year ended December 31, 2022 were $3.02 million compared to $1.65 million for the year ended December 31, 2021, an increase of $1.4 million, or 82.4%. The increase was primarily driven by exchange rate fluctuations offset by revaluation of options that were recognized in relation to our investments in Tigapo and our acquisition of Weezmo, in 2022 and 2021, respectively.

Geographic Distribution

Our corporate headquarters is located in Israel, where we manufacture our devices and manage our sales and marketing efforts. We also consider Israel to be our research and development center. Most of our operations, however, are conducted through foreign subsidiaries and other third-party distributors in Europe, North America, Australia and the rest of the world.

The below table sets forth our revenue breakdown per geographic region for the years indicated:

	Year ended December 31,
	2022	2021
	In USD thousands
United States	60,270	36,887
Europe (excluding United Kingdom)	48,664	36,475
United Kingdom	21,931	16,577
Australia	17,235	12,672
Israel	14,129	10,764
Rest of the World	11,285	5,759
Total	173,514	119,134

See Note 5 to our consolidated financial statements included elsewhere in this annual report for more information.

Comparison of the Years Ended December 31, 2021 and 2020

This analysis can be found in Item 5 of the Company’s Registration Statement on Amendment No. 1 to Form 20-F filed with the SEC on September 12, 2022.

Cash Flows

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
	(in USD thousands)
Net cash provided by (used in):
Net cash flows used in operating activities	(27,547)	(12,806)
Net cash flows used in investing activities	(26,544)	(22,639)
Net cash flows provided by (used in) financing activities	6,206	114,140
Net increase (decrease) in cash	(47,885)	78,695

Net Cash Provided by Operating Activities

Our cash flow from operating activities is generated primarily from our net loss for the period excluding non-cash items and changes in working capital. We use our cash flows generated from operating activities to provide working capital for current and future operations.

For the year ended December 31, 2022, net cash used in operating activities was $(27.5) million, an increase of $14.7 million from $(12.8) million of net cash used in operating activities for the year ended December 31, 2021. The increase in cash used in operating activities was primarily due to rising prices stemming from the global component shortage, an increased volume of inventory purchases to keep pace with our manufacturing capabilities and a lower net income resulting from an increase in employee expenses and related costs from the growth in our headcount.

Net Cash Used in Investing Activities

Our investing activities have primarily consisted of acquisitions and investments in technology.

For the year ended December 31, 2022, net cash used in investing activities was $(26.5) million compared to net cash used in investing activities of $(22.6) million for the year ended December 31, 2021, an overall change of $3.9 million. The increase was primarily attributable to extended loan of $6.5 million to OTI in acquisition-related costs and $4.5 million consideration in connection with the OTI acquisition, $7.6 million used in investing capitalized development and technology costs that focus on opening markets and developing new products, compared to $13.8 million invested in our acquisitions or investments, including of Weezmo, Tigapo, Nilus incurred in 2021.

Net Cash Provided by Financing Activities

Our financing activities in 2022 consisted primarily of extended and repayment of loans received from banks or others and changes in short-term bank credit. In 2021, financing activities consisted primarily of proceeds from our initial public offering of ordinary shares on the TASE in May 2021.

For the year ended December 31, 2022, net cash provided by financing activities was $6.2 million compared to $114.1 million for the year ended December 31, 2021, an overall change of $(108) million. The decrease in net cash provided from financing activities was primarily driven by the completion of our initial public offering of our ordinary shares on the TASE in May 2021.

Comparison of the Years Ended December 31, 2021 and 2020

This analysis can be found in Item 5 of the Company’s Registration Statement on Amendment No. 1 to Form 20‑F filed with the SEC on September 12, 2022.

B.          Liquidity and Capital Resources

We primarily fund our operations from our net cash flows provided by operating activities and issuances of equity. In addition to these cash flows, we have entered into certain debt arrangements to provide additional liquidity and to finance our operations.

We are a party to a short-term credit facility with a banking institution with commitments totaling NIS 42.5 million. On August 9, 2022, the short-term credit facility was renewed on the same terms as prior to such renewal, with the exception of commitments thereunder totaling NIS 35.0 million. As of December 31, 2022, a total of NIS 20 million was outstanding under the short-term credit facility.

Borrowings under the short-term facility accrue at a variable interest rate of the prime rate plus 2%. We also pay a credit allotment fee of 0.85% per year based on total outstanding commitments. We are also party to a long-term loan agreement with the same banking institution that provided for a loan totaling NIS 15 million. The principal of the loan bears interest at the prime rate plus 3.45% and is repayable in 48 equal monthly installments until maturity in November 2022. As of December 31, 2022, all borrowings under the long-term loan agreement had been repaid.

The financing arrangements described above required imposing customary restrictive covenants that limit our ability to pay dividends, repurchase our ordinary shares and incur or guarantee indebtedness. After the initial public offering of the Company’s shares on TASE in May 2021, the Company’s financial covenants were cancelled with respect to short-term borrowings and long-term loans.

In May 2020 we received a state-guaranteed long-term loan totaling NIS 15 million from the same banking institution. The loan bears interest at the prime rate plus 1.5% and is repayable in 48 equal monthly installments beginning May 2021. As of December 31, 2022, a total of NIS 9 million was outstanding under this loan facility.

As of December 31, 2022, a wholly owned subsidiary of the Company has a short-term loan for $2 million (NIS 7.03 million) from an Israeli bank. The short-term loan bears interest of foreign exchange market + 3%. The loan is renewed monthly, in the Company’s sole discretion.

Additionally, certain of our subsidiaries have entered into loan agreements with certain entities holding payment processing permits that clear payments of consumers who make cashless purchases at points of sale where our devices are installed. We refer to these entities as “processing agencies.” For example, in 2019, Nayax EU Limited entered into a loan facility with the processing agency for $2.5 million that it subsequently assigned to the Company. As of December 31, 2022, we did not have any outstanding amount under this loan facility. In 2020, Nayax EU Limited and Nayax Europe UAB entered into a EUR 3.5 million loan facility with a processing agency which, as of December 31, 2022, had EUR 0.4 million aggregate principal amount outstanding. In December 2022, the Company and Nayax Europe UAB entered into a EUR 6.5 million loan facility agreement with a processing agency. The loan bears an effective annual interest rate of 10.0% and is being repaid in 25 equal monthly installments ending December 2024.

We have also received loans under governmental assistance programs relating to the COVID-19 pandemic. On May 4, 2020, Nayax LLC received a $367,000 loan under the U.S. Payment Protection Program (the “PPP”) and must be repaid in monthly installments starting six months after receipt of the loan. In addition, in 2020, VendSys received a $115,000 PPP loan, which was subsequently forgiven in 2021. Additionally, Nayax AU PTY Ltd. received a grant for incentivizing employment from the Australian government of AUD 222,000. Nayax AU PTY Ltd. is not required to repay this grant.

In January 2023, we filed with the Israel Securities Authority a shelf prospectus (the “Shelf Prospectus”). The Shelf Prospectus allows the Company to raise from time to time funds through the offering and sale of various securities including debt and equity, in Israel, at the discretion of the Company. Any offering of these securities will be made pursuant to filing a supplemental shelf offering report which will describe the terms of the securities being offered and the specific terms of the offering. The Company has not yet made any decision as to the offering of any securities, nor as to the scope, terms or timing of any such offering, and there is no certainty that such an offering will be made. Any such offering would comply with the registration requirements of the Securities Act, and any applicable U.S. state securities laws, or, alternatively, utilize an applicable exemption from either such registration, as the case may be.

C.       Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D.       Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E.       Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. Critical accounting policies and estimates are defined as those that are reflective of significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Revenue Recognition

We have revenues from sale of devices and recurring revenue from SaaS Revenue and Payment Processing Fees. Such revenue is measured at the amount of the consideration to which we expect to be entitled to in exchange for transferring promised devices or services to a customer, excluding amounts collected on behalf of third parties, such as certain sales taxes. Revenue is presented net of Value-Added Tax (VAT) and after elimination of intra-group revenue. We recognize revenue when the customer obtains control of the promised good or service under the contract with the customer. For each performance obligation, we determine, when entering into a contract, if it satisfies the performance obligation over time or at a point in time.

Revenue from Sale of Integrated POS Devices

We sell devices to customers. Pursuant to IFRS 15, goods or services promised to a customer are distinct if the customer can benefit from the good or service supplied (either on its own or together with other resources that are readily available); and our promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The devices sold to our customers enable multiple functionalities. The sale of the devices does not obligate the customer to purchase a full solution or to make a further purchase of our services. Accordingly, the sale of devices constitutes a performance obligation that is separate from any related service component, and we recognize revenues from sales of devices when control in a device is transferred to its customers.

Revenues from Provision of SaaS Solutions and Payment Processing Fees (Recurring Revenues)

We provide SaaS and payment processing services. The consideration for SaaS services includes monthly fees in respect of each device, which we refer to as SaaS Revenue. The consideration for the processing services includes Payment Processing Fees, which are mostly calculated as a percentage of the transaction’s value and/or a defined fee for each processed transaction. Allocation of consideration in transactions that include the sale of devices and the above related services is based on the relative stand-alone selling price of each performance obligation based on the price at which a good or service is sold separately. Payment for our recurring revenue streams is made per the normal payment terms of the Company, which are generally 15 to 60 days from the date of the invoice. The revenue from those services is recognized in the period the services are rendered. We satisfy our performance obligations for SaaS Revenue ratably over the contract period as the service is provided, commencing when the subscription service is made available to the customer. Amounts invoiced in excess of revenue recognized is classified as deferred revenue. We recognize the Payment Processing Fees collected from our customers on a gross basis, since we are the entity which is primarily responsible for the completion of the processing services for the customer. The fees paid to the processing agencies are recognized as expenses under cost of revenue.

Assessment of Probability of Contingent Liabilities

From time to time, we and our investees are subject to various pending legal matters. In assessing the likely outcome of legal claims filed against the Company and its investees, the companies relied on the opinion of their legal counsel. Those assessments by the legal counsel are based on their best professional judgment, considering the stage of the proceedings, and based on accumulated legal experience on different matters. Since the outcomes of the claims are to be determined in court, they may be different than those estimates. For information with respect to the Company’s exposure to claims and legal matters, see Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The following table presents information about our current directors and executive officers.

Name	Position(s)	Age
Directors
Amir Nechmad	Co-Founder, Director	64
Yair Nechmad	Co-Founder, Chairman and Chief Executive Officer	61
David Ben-Avi	Co-Founder, Chief Technology Officer and Director	49
Rina Shafir	Director	59
Vered Raz Avayo	Director	53
Nir Dor	Director	59
Reuven Ben Menachem	Director	62
Executive Officers
Sagit Manor	Chief Financial Officer	50
Oren Tepper	Chief Commercial Officer	51
Keren Sharir	Chief Marketing Officer	43
Tami Erel	Chief Business Operations Officer	47
Michael Galai	Chief Legal Officer	56
Moshe Orenstein	Chief Product Officer	46
Oded Frenkel	Chief Customer Officer	42
Ella Shectman	Chief Human Resources Officer	52
Gal Omer	Chief Compliance Officer	40
Sammy Yahiaoui(1)	Chief Revenue Officer	49
Boaz Ben David	Vice President, Finance	43

(1) Mr. Sammy Yahiaoui has notified the Company of his wish to vacate his office, effective April 8, 2023.

The following is a brief summary of the business experience of our directors and executive officers. Unless otherwise indicated, the current business addresses for our directors and executive officers is 3 Arik Einstein Street, Bldg. B, 1st Floor, Herzliya 4659071, Israel.

Directors

Amir Nechmad. Mr. Nechmad has served as a member of our board of directors since 2005. Prior to co-founding Nayax in 2005, Mr. Nechmad served as a partner at Meitar Law Offices from 1988 to 2000. Mr. Nechmad holds a Bachelor of Laws degree from Tel Aviv University.

Yair Nechmad. Mr. Nechmad has served as our Chief Executive Officer and Chairman of our board of directors since 2005. Before co-founding Nayax in 2005, Mr. Nechmad served as Managing Director at Eden Springs Israel from 2000 to 2004. Mr. Nechmad also previously served as Vice President of Marketing at Eden Springs Group from 1998 to 2000, where he was responsible for the brand development across Israel and Europe. Prior to that, Yair was the advertising manager at the Central Bottling Co. Ltd., a Coca-Cola manufacturer in Israel, from 1997 to 1998. Mr. Nechmad holds a Bachelor of Science degree in political science from Tel Aviv University.

David Ben-Avi. Mr. Ben-Avi has served as our Chief Technology Officer and a member of our board of directors since 2005. Prior to co-founding Nayax in 2005, Mr. Ben-Avi served and held various in a number of technology start-ups between 1998 and 2006. Mr. Ben-Avi holds a bachelor’s degree in Business Administration from Derby University and has a certificate in real estate appraisal from The College of Management Academic Studies.

Rina Shafir. Ms. Shafir has served as a member of our board of directors since 2021. Ms. Shafir also currently serves as an independent director and chairperson of the audit committee for IBI Investment House Ltd., Shlomo Real Estate Ltd. and Biolight Life Sciences Ltd. She also serves as an independent director and chairperson of the finance committee of Almeda Ventures, and as an independent director of Sunflower Sustainable Industries Ltd. and Ackerstein Group Ltd. Ms. Shafir is a member of Investment Committee of Israel’s Sovereign Wealth Fund (The Israeli Citizens’ Fund). Ms. Shafir has also previously served as an independent director and chairperson of the investment committee at Analyst Provident Funds Ltd. and as an independent director of Kesem ETFs Ltd., Clal Finance Ltd. and Gamatronic Industries Ltd. Ms. Shafir has previously served as senior vice president at the Tel Aviv Stock Exchange Ltd, Head of the Trading Department and Clearing Houses until 2012 and CEO at Impact—Investments Portfolio Management Ltd., a subsidiary of Union Bank. Ms. Shafir holds a Bachelor of Arts in economics and an MBA from the University of Tel Aviv.

Vered Raz Avayo. Ms. Avayo has served as a member of our board of directors since 2021. Ms. Raz Avayo currently serves as CEO of Amor Business Development and Consulting Ltd. and as a director of Apollo Power Ltd. (TASE: APLP), Foresight Autonomous Holdings Ltd. (Nasdaq: FRSX) and Shikun & Binui Energy Ltd. (TASE: SKBN). Ms. Raz Avayo previously served as chief financial officer of the Leviev Group, and as a director of several publicly traded companies, with managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, capital markets, retail, diamonds, jewelry, and aviation and from 2021 to January 2022 served as chief financial officer of Save Foods Inc. (Nasdaq: SVFD). Ms. Raz Avayo holds a degree in Business Administration from The College of Management Academic Studies and a Master of Fine Arts from the University of Tel Aviv.

Nir Dor. Mr. Dor has served as a member of our board of directors since December 2022. Since 2014, Mr. Dor has served as Managing Partner of NET Capital Ventures, a private investment fund focused on high-tech, start-up companies in the fields of health, tourism and software. He currently serves on the board of directors of five of NET Capital Ventures' privately owned portfolio companies. Mr. Dor previously served as chairman of the Board of Cargal Ltd., board member of BVR Systems and CEO and then board member of Eden Springs. He received an accounting and finance degree from the College of Management Academic Studies in Rishon LeZion, Israel and is licensed as a CPA in Israel (inactive).

Reuven Ben Menachem. Mr. Ben Menachem has served as a member of our board of directors since 2021. Mr. Ben Menachem is the founder and former chief executive officer of Fundtech, a leading global provider of software to the fintech industry. Mr. Menachem currently serves as the chairman of several boards of directors of fintech companies as well as social ventures.

Executive Officers

Sagit Manor. Ms. Manor has served as our Chief Financial Officer since June 2021. Prior to joining Nayax, Ms. Manor served for four years as chief executive officer and chief financial officer of Nyotron, an information- security company. Prior to Nyotron, Ms. Manor served as vice president of finance and chief financial officer of Verifone, Inc., a financial technology manufacturing company. Ms. Manor is a certified public accountant and holds a Bachelor of Arts degree in Business and Accounting from the College of Management Academic Studies.

Oren Tepper. Mr. Tepper has served as our Chief Commercial Officer since January 2023. Mr. Tepper has over a decade of experience as sales executive at various companies. Prior to joining us, he served as SVP Global Sales at Space Communications Ltd. (TSE: SCC) from January 2020 until January 2023, as Regional Sales Director Latin America and Africa at CyberGym Control Ltd. in 2019, and as VP Sales Africa at Space Communications Ltd. from January 2017 until December 2018 (TSE: SCC).

Keren Sharir. Ms. Sharir has served as our Chief Marketing Officer since 2014. Ms. Sharir holds a Bachelor of Science degree in mathematics and computer science from the University of Haifa. Prior to that, Ms. Sharir served as a marketing executive in a few high-tech companies and held strategic managerial role in an Israeli consulting company and Israeli Government office in New York.

Tami Erel. Ms. Erel has served as our Chief Business Operations officer since 2017. Ms. Erel previously served as our vice president of payment operations from 2015 to 2017. Prior to joining Nayax, she worked at Eden Springs as the group FP&A. Ms. Erel holds Bachelor of Arts degrees in business and economics from the College of Management Academic Studies. She also holds a Master of Laws from Bar Ilan University.

Michael Galai. Mr. Galai has served as our Chief Legal Officer since 2019. Prior to joining Nayax, Mr. Galai served as chief legal officer of Telit Communications Plc (AIM: TCM) from 2014 to 2018. Mr. Galai also serves as an independent director and chairperson of the audit committee of Analyst Provident Fund Ltd. and until 2019 served as an independent director and chair of the audit committee of Analyst I.M.S. Investment Management Services Ltd., where he also served as a member of the remuneration committee. Mr. Galai also served on the board of Kalanit Carmon Software Services Ltd. from 2015 to 2017. Pro Bono, Mr. Galai serves as a member of the audit committee of Access Israel, a non-profit organization. Mr. Galai holds a law degree from Tel Aviv University and a Master of Business Administration from Ono Academic College.

Moshe Orenstein. Mr. Orenstein has served as our Chief Product Officer since 2020. Mr. Orenstein has also previously served as our head of business development from 2018 to 2020. Prior to that, he served as head of advanced payments at Isracard from 2016 to 2018, head of mobile payment at Pepeer from 2015 to 2016 and as head of business development and innovation, digital department at Leumi Card from 2012 to 2014. Mr. Orenstein holds a Bachelor of Science degree in engineering from Ben-Gurion University of Negev and a Master of Business Administration from Tel Aviv University.

Oded Frenkel. Mr. Frenkel has served as our Chief Customer Officer since 2016. Mr. Frenkel has also previously served as our integration manager. Mr. Frenkel holds a Bachelor of Science degree in engineering from Sapir College.

Ella Shechtman. Ms. Shechtman has served as our Chief Human Resources Officer since 2020. Ms. Shechtman has also previously served as our vice president of human resources. Ms. Shechtman holds a Bachelor of Arts degree in Political Science and Government from York University in Toronto, Canada, and a Master of Arts in Labor Studies and Human Resource Management from Tel Aviv University.

Gal Omer. Ms. Omer has served as Nayax Chief Compliance Officer and Co-Head of the Legal Department since June 2021. Prior to joining Nayax, Ms. Omer served as a partner in Amit, Pollak, Matalon & co. law firm, specializing in privacy protection, high-tech and intellectual property. Pro Bono, Ms. Omer served in several positions in the International Association of Privacy Professionals. Ms. Omer holds a law degree from the Hebrew University of Jerusalem, a Bachelor of Arts degree in International Relations and Philosophy from the Hebrew University of Jerusalem, and a Graduate Certificate in Cyber Security from Harvard Extension School.

Sammy Yahiaoui. Mr. Yahiaoui has served from 2019, and will continue to serve through April 7, 2023, as our Chief Revenue Officer. Mr. Yahiaoui previously served as senior vice president of IoT services domain of Telit Communications PLC from 2014 to 2019. Mr. Yahiaoui holds a degree in applied physics from Saxion University of Applied Sciences. He also holds an Executive Master of Business Administration from IMD Business School.

Boaz Ben David. Mr. Ben David has served as our vice president of finance since October 2021. Prior to joining Nayax, Mr. Ben David served three and half years as the chief of staff to the chief executive officer at the First International Bank of Israel. Prior to that Boaz worked for 10 years at KPMG managing Audit and Advisory engagements, both at the Israeli and New York offices. Mr. Ben David is a certified public accountant and received a Bachelor of Arts degree from the University of Haifa.

B.       Compensation

Compensation of Directors and Executive Officers

In the year ended December 31, 2022, we recorded aggregate compensation costs of approximately $7.86 million, including share-based compensation, to all our directors and executive officers as a group.

Presented below is a description of the compensation payments made during the year ended December 31, 2022, as recognized in our audited consolidated financial statements for the year then ended, to each of the five highest compensated executive officers of the Company or of corporations under its control (in terms of cost to the Company):

Remuneration for services(1)
Name	Position	Scope of employment	Salary	Bonus	Share-based payment	Management fees	Consulting fees	Total
In thousands
Yair Nechmad	Co-Founder, Chairman and Chief Executive Officer	100%	–	–	$1,599	$530	–	2,129
David Ben-Avi	Co-Founder, Chief Technology Officer and Director	100%	–	–	$1,599	$517	–	2,116
Sagit Manor	Chief Financial Officer	100%	$306	$79	$606	–	–	991
Sammy Yahiaoui(2)	Chief Revenue Officer	100%	–	$64	$47	–	$252	363
Keren Sharir	Chief Marketing Officer	100%	$294	–	$145	–	–	439

(1)
In accordance with Israeli law and practice, all amounts reported in the above table are in terms of cost to our Company, as recorded in our audited consolidated financial statements. All of the executive officers listed in the above table are full-time employees, except for Yair Nechmad and David Ben-Avi, whose compensation was paid under services agreements we have with them. See “—Services Agreements with our Founders.”

(2)	Mr. Sammy Yahiaoui has notified the Company of his wish to vacate his office, effective April 8, 2023.

Services Agreements with our Founders

On May 4, 2021, our board of directors and our shareholders approved our entering into services agreements with certain wholly-owned companies of our two of our co-founders, Mr. Yair Nechmad, our chairman and chief executive officer, and Mr. David Ben-Avi, a director and our chief technology officer (together, the “Founders Services Agreements”). Pursuant to each such Founders Services Agreement, each of such founders shall provide the Company with consulting and management services for 180 hours per month. Under each Founders Services Agreement, each of such founders is entitled to monthly management fees of NIS 140,000, plus VAT.

Beginning in January 1, 2022, pursuant to the terms of the Founder Services Agreements, the management fee paid to such founders was increased by 2.5% and, pursuant to the Founders Services Agreements, it shall increase each year at such rate. In addition, we issued to each of such founders options (the “Options”) to purchase 725,000 ordinary shares under our 2018 Plan (as defined below) (as adjusted to give effect to the 2022 Reverse Share Split). The Options vest over a period of five years, subject to satisfying certain Company performance goals related to growth in Company revenues and gross profit as set forth in the Founders Services Agreements, and are exercisable during a five-year period from their vesting date. The exercise price of the Options is NIS 105.0 (after giving effect to the 2022 Reverse Share Split), which was the public offering price of the Company’s ordinary shares in its initial public offering on the TASE in May 2021.

In addition, under the Founders Services Agreements, Mr. Nechmad and Mr. Ben-Avi are entitled to certain perquisites such as reimbursement for fuel and vehicle, mobile phone, certain travel and business newspaper expenses. Mr. Nechmad and Mr. Ben-Avi, through their respective companies, are also entitled to a refund of certain other costs incurred in connection with providing consulting and management services to the Company.

Either party can terminate the Founders Services Agreements upon six (6) months’ prior notice. During such notice period, the service provider is eligible to receive consideration, provided that during such period the service provider continues to provide services to the Company, at the Company’s request.

In addition, each of our founders is entitled, at the Company’s expense, to directors and officers liability insurance, and indemnification and exculpation from certain liabilities, as is customary with respect to officers of the Company.

The Founders Services Agreements have not yet been executed by the respective parties, but the Company and our founders have conducted themselves in accordance with such Founder Services Agreements since they were approved.

Services Agreement with Sammy Yahiaoui

On January 22, 2019, the Company entered into a Services Agreement with a company wholly owned by Mr. Yahiaoui, who will serve through April 7, 2023 as our Chief Revenue Officer (the “Yahiaoui Services Agreement”). According to the Yahiaoui Services Agreement, the service provider provided the Company with Chief Revenue Officer services in the scope of full-time employment. In consideration for the provision of these services, Mr. Yahiaoui was entitled to EUR 18,960 per month, as well as an annual bonus of up to EUR 50,000 if certain performance targets as defined by the Company were met. In addition, Mr. Yahiaoui was entitled to reimbursement of certain travel and other expenses incurred in connection with the provision of services, in accordance with Company policies. In addition, Mr. Yahiaoui is entitled to directors and officers liability insurance, and indemnification and exculpation from certain liabilities, as is customary with respect to the officers of the Company. On December 19, 2022, the board of directors, following the recommendation of the remuneration committee, accepted Mr. Yahiaoui’s request to assign the Yahiaoui Services Agreement to YeLS Holding FZE, effective December 1, 2022.

For a discussion of our compensation committee, which we refer to as our remuneration committee, and further discussion regarding the compensation of our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—C. Board Practices” below.

Share Option Plans

Global Equity Incentive Plan (2018)

Our Global Equity Incentive Plan (2018), or the “2018 Plan,” was adopted by our board of directors on December 17, 2018, and amended on May 4, 2021. The 2018 Plan provides for the grant of options to our employees, officers, directors, consultants and other service providers in order to incentivize them to become, and to remain, employed or engaged by us, encouraging a sense of proprietorship and stimulating active interest in our success.

Authorized Shares. As of December 31, 2022, there were options and restricted share units (“RSUs”) to purchase approximately 3.82 million ordinary shares outstanding under the 2018 Plan. Ordinary shares subject to options granted under the 2018 Plan that are not exercised by the grantee within the exercise period and in accordance with the terms of the 2018 Plan shall become available again for future grant under the 2018 Plan.

Administration. Our board of directors, or a duly authorized committee of our board of directors (if appointed) administers the 2018 Plan. Under the 2018 Plan, the board of directors (or an authorized committee) has broad authority to interpret and operate the 2018 Plan, including any award granted thereunder, and any agreements related thereto. In addition, the board of directors is authorized, among other things, to designate participants in the 2018 Plan, determine the type and number of equity based awards, determine the timing of the grants, the vesting schedule and other terms of the awards, and determine any other matter which is necessary or desirable for, or incidental to, the administration of the 2018 Plan and the granting of Awards.

Israeli Tax Routes. The Israeli appendix to the 2018 Plan provides for granting awards under the Israeli tax regime, including, without limitation, in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”) and Section 3(i) of the Ordinance. Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

Grants. All options granted pursuant to the 2018 Plan are evidenced by an option agreement in a form approved by the board of directors, which shall set forth the terms and conditions of the option grant, and any other documents required by the Company. Unless otherwise explicitly provided in an award agreement, if any option has not been exercised (including where the shares covered thereby not paid for) within seven years after the grant date, as set forth in the award agreement, such option shall terminate and all interests and rights in connection with such options shall expire.

Vesting. Awards for Options shall be exercisable pursuant to the terms under which they were awarded, including the vesting schedule, and subject to the terms and conditions of the 2018 Plan, any applicable appendix and the respective award agreement.

Exercise. An option under the 2018 Plan may be exercised by providing the Company with a written notice of exercise and full payment of the exercise price for such shares with respect to which the option is exercised, in accordance with procedures and payment method determined by the board of directors. In addition, the board of directors may, at its sole discretion, allow grantees a cashless exercise option.

Transferability. Other than by will or the laws of descent or as otherwise provided under the 2018 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. Upon the termination of a grantee’s employment or service for any reason, all unvested options shall immediately expire and terminate and the shares covered by such options shall again be available for issuance under the 2018 Plan. In the event of termination of a grantee’s employment or service for any reason other than cause or disability (as such terms are defined in the 2018 Plan), or death, that all vested and exercisable options held by such grantee as of the relevant date shall remain exercisable until the earlier of: (a) a period of 45 days from the date of termination; or (b) expiration of the term of the option. However, certain award agreements allowed 90 days under section (a) of this clause. If a grantee’s employment or services with the Company is terminated for “cause,” all outstanding options held by such grantee (whether vested or unvested) will immediately terminate.

Adjustments. In the event of a share split, reverse share split, share dividend, combination or reclassification of our shares, or distribution of bonus shares, the board of directors shall make a proportionate adjustment in the number of shares related to each outstanding option and to the number of shares reserved for issuance under the 2018 Plan. Such adjustment shall be made by the board of directors, whose determination shall be final and binding. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to an option.

Merger or Acquisition. In the case of a certain transactions such as mergers, acquisitions, reorganizations, sales or disposition of all or substantially all of the shares or assets of the Company, the outstanding (including the unexercised, vested, unvested or restricted in any manner) portion of each outstanding award shall be assumed or substituted with an equivalent award or the right to receive consideration from the acquiring or successor corporation or an affiliate thereof, as shall be determined by such entity and/or the board of directors, subject to the terms hereof. In the event that the successor corporation or any Affiliate thereof does not provide for such an assumption and/or substitution of outstanding awards and/or the provision of consideration for outstanding awards, then the board of directors shall have sole and absolute discretion to determine the effect of the transaction on the portion of awards outstanding immediately prior to the effective time of the transaction.

Nayax Ltd. 2013 Share Option Plan

In February 2013 we adopted the Nayax Ltd. 2013 Share Option Plan, or the 2013 Plan, which was amended on May 2021. We currently do not grant, and since 2017 we have not granted, awards under our 2013 Plan. In October 2020 the board of directors extended an offer to participants in our 2013 Plan to roll over their outstanding awards to the 2018 Plan. Following that offer, the board of directors canceled 249,340 options under the 2013 Plan, and replaced them with 246,000 options under the 2018 Plan, as adjusted for the 2022 Reverse Share Split. As of December 31, 2022, there were options to purchase approximately 94,710 ordinary shares outstanding under the 2013 Plan.

Employment Agreements

We have written employment or service agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

C.       Board Practices

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment or services agreement that we have entered into with him. All other executive officers are appointed by the chief executive officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or services agreements that we may enter into with them.

Under our amended and restated articles of association, the number of directors on our board of directors (including external directors) is to be no less than three and no more than seven directors.

Our directors, other than external directors, for whom special election requirements apply under the Companies Law, are appointed by a vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Each director, aside from our external directors, will hold office until the next annual general meeting of our shareholders, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Rina Shafir and Vered Raz Avayo have served as our external directors since August 2021, and their current terms of office expire in August 2024.

Under our amended and restated articles of association, the approval of the holders of at least a majority of the total voting power of our shareholders is generally required to remove any of our directors (other than the external directors) from office and any amendment to this provision shall require the approval of at least a majority of the total voting power of our shareholders. In addition, vacancies on our board of directors, including a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association, may be filled by our board of directors. A director so appointed will hold office until the next annual general meeting of our shareholders.

Our board of directors has determined that each of Rina Shafir, Vered Raz Avayo, Nir Dor and Reuven Ben Menachem qualifies as an independent director within the meaning of applicable independence standards of Nasdaq and the SEC. We are considered a “foreign private issuer” as such term is defined in Section 405 under the Securities Act and qualify as a “controlled company” as such term is defined in applicable Nasdaq listing rules. Although we do not currently, nor do we presently intend to, rely on either the “foreign private issuer” or the “controlled company” exemption from the Nasdaq listing rule requiring us to maintain a majority of independent directors on our board, we may elect to rely on either exemption in the future.

Board of Directors Diversity

Our board of directors values diversity among its members. Our nominating and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion. The matrix below sets forth a summary of the diversity of our board of directors as of March 1, 2023:

Board Diversity Matrix
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	1

Chairperson of the Board

Our amended and restated articles of association provide that the chairperson of the board of directors is appointed by the members of the board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer, unless approved by a special majority of the company’s shareholders. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years. Such shareholder approval was obtained prior to our initial public offering on the TASE and therefore Mr. Yair Nechmad may serve as both our chairperson of the board of directors and chief executive officer for a period of five years until May 2026.

In addition, a person who is a subordinate, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to the chief executive officer or persons who are subordinate to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary of the company, but may serve as a director or chairperson of a controlled subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq and who have a controlling shareholder, are required to appoint at least two external directors.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

•
such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•
the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to the composition of the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters (including various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The initial term of an external director is three years and he or she may be re-elected, subject to certain circumstances and conditions, by the shareholders to serve in that capacity for up to two additional three-year terms. Thereafter, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described below regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommend the extension of his or her term.

Re-election of an external director may be effected through one of the following mechanisms:

(i)       his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above);

(ii)       his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is both (a) approved by a majority that includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that voted at the meeting, excluding abstentions, and (b) the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to affiliations of external director nominees; or

(iii)       the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above.

External directors may be removed from office by an extraordinary meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances where the external director ceased to meet the statutory qualifications for appointment or violated his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chairperson thereof and external directors must constitute a majority of the members of the compensation committee. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and, subject to certain exceptions, may not be changed during his or her term.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a controlling shareholder of the company, or (ii) if that person is a relative of a controlling shareholder, or if such person, his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder or any shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant, a spouse’s sibling, parent or descendant and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a general manager (i.e., chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority (“ISA”) or an Israeli stock exchange. A person may also not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Companies Law and the regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the independence requirements of rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications. A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of the following: (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his or her position in the company or (iii) at least five years of experience serving in one of the following capacities or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Committees of the Board of Directors

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairperson of the committee. The audit committee may not include the (i) chairperson of the board; (ii) a controlling shareholder of the company; (iii) a relative of a controlling shareholder; (iv) a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or (v) a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

•	he or she meets the qualifications for being appointed as an external director, except for the requirement

•
(i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and

•
he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in his or her service as a director shall not be deemed to interrupt the continuity of the service.

Each member of our audit committee (each, as identified in the second paragraph under “—Listing Requirements” below) is an unaffiliated director under the Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Vered Raz Avayo, Rina Shafir and Nir Dor, with Vered Raz Avayo serving as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members, which is described in “Item 16G. Corporate Governance”.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq, which include among others:

•	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•
overseeing the accounting and financial reporting processes of the Company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	reviewing with management and our independent auditor our annual and interim financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•
recommending to the board of directors the retention and termination of the internal auditor and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, approving the yearly or periodic work plan proposed by the internal auditor and examining whether the internal auditor was afforded all required resources to perform its role;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•
identifying irregularities in our business administration by, among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•
reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of the officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Remuneration Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The Companies Law provides that a compensation committee be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. The chairperson of the compensation committee must be an external director. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee. Each member of our compensation committee, which we refer to as our remuneration committee (each, as identified in the second paragraph under “—Listing Requirements” below), fulfills the foregoing Israeli law requirements related to the composition of the compensation committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Our remuneration committee consists of Rina Shafir, Vered Raz Avayo and Nir Dor, with Rina Shafir serving as chairperson of the committee. Our board of directors has determined that each member of our remuneration committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Remuneration Committee Role

In accordance with the Companies Law, the roles of our remuneration committee are, among others, as follows:

•
recommending to the board of directors the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•	monitoring the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•	exempting, under certain circumstances, transactions with our chief executive officer from the approval of our shareholders.

Our board of directors has adopted a remuneration committee charter setting forth the responsibilities of the committee, consistent with the Companies Law and the corporate governance rules of Nasdaq, which include among others:

•
from time to time, reviewing the implementation of our compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans (insofar as these relate to office holders in the Company), and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•
reviewing and approving the employment terms of our office holders, including granting of options and other incentive awards and reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers, including evaluating their performance in light of such goals and objectives; and

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law.

Compensation Policy under the Companies Law

Under the Companies Law, a public company must have a compensation policy approved by its board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy must be approved at least once every three years, first, by the board of directors, upon recommendation of the compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•
such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy which voted at the meeting, disregarding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the aggregate voting rights in the company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders provided that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after further discussion of the compensation policy, that approval of the compensation policy, despite the objection of the shareholders, is for the benefit of the company.

If a company adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above, and it will remain in effect for a term of five years from the date such company becomes a public company. In connection with our initial public offering on the TASE, we adopted a compensation policy, which will be in effect for five years ending in May 2026.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position and responsibilities;

•	prior compensation agreements with the office holder;

•
the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•
if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•	with regards to variable components:

•
with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; and

•
the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

•
a claw-back provision under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our chief executive officer and may be subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our chief executive officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our chief executive officer will be determined annually by our remuneration committee and board of directors. A non-material portion of the chief executive officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the chief executive officer’s overall performance by our remuneration committee and the board of directors.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and RSUs, in accordance with our equity incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery, or claw-back, provisions which allow us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve an immaterial change to the terms of employment of an executive officer who reports directly to him or her (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors as follows:

(i)       to the external directors, in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 5760-2000, and as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, as in effect from time to time, and (ii) to the non-employee directors, in accordance with the amounts determined in our compensation policy.

Our compensation policy is filed as an exhibit to this annual report.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Yair Nechmad, David Ben-Avi and Reuven Ben Menachem, with Yair Nechmad serving as chairperson of the committee. Our board of directors has adopted a nominating and corporate governance committee charter setting forth the responsibilities of the committee, which include among others:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board; and

•	establishing and maintaining effective corporate governance policies and practices.

Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of the compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of our shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting on such matter, are voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the Company.

Executive officers other than the Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is a subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms for the company’s chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as chief executive officer will be approved in accordance with the rules applicable to approval of compensation of directors.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Our internal auditor is presently Joseph Ginossar, of Fahn Kane (Grant Thornton Israel).

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company consisting of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his, her or its approval or performed by virtue of his or her position; and

•	all other important information pertaining to such action.

The duty of loyalty requires that an office holder act in good faith and in the best interests of the company and includes, among other things, to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the office holder discloses his or her personal interest a sufficient amount of time before the discussion for approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction of the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the office holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter, unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter.

If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in the deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for these purposes.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “—Compensation of Directors and Executive Officers” above.

D.       Employees

As of December 31, 2022, we had more than 700 full-time employees, of whom approximately 500 are in Israel, with the remainder in various countries including the United States, Ukraine, Australia, the United Kingdom, Japan, China, Germany and Canada. We value our employees and invest in them through training and compensation, including incentive compensation. Most of our research and development and product management activities are carried out in Israel and the Ukraine. We are actively monitoring the situation in Ukraine and have extended our employees there assistance should they choose to relocate as we care deeply for the safety and well-being of our Ukrainian work force. To date, neither the conflict in Ukraine nor the responsive measures taken by the global community have had a material impact on our results of operations or our research and development activities.

We believe that our culture facilitates an enjoyable and meaningful work environment, permitting our employees to feel confident and see the impact of their accomplishments, all of which give them a greater sense of ownership.

E.       Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table presents the beneficial ownership of our ordinary shares as of February 27, 2023 for:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our executive officers and members of our board of directors; and

•	all of our executive officers and members of our board of directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as otherwise indicated, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

The percentage of beneficial ownership for the following table is based on 32,960,810 ordinary shares outstanding as of February 27, 2023. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated, the address for each listed shareholder is: 3 Arik Einstein Street, Bldg. B, 1st Floor Herzliya 4659071, Israel.

As of February 24, 2023, to our knowledge, there was one record holder of our ordinary shares located in the United States, holding shares representing approximately 1.4% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Amir Nechmad	8,691,921	26.4%
Yair Nechmad	8,967,316	27.2%
David Ben-Avi	7,869,591	23.9%
Other Executive Officers and Board Members
Rina Shafir	*	*
Vered Raz Avayo	*	*
Nir Dor	*	*
Reuven Ben Menachem	*	*
Sagit Manor	*	*
Keren Sharir	*	*
Tami Erel	*	*
Michael Galai	*	*
Moshe Orenstein	*	*
Oded Frenkel	*	*
Ella Shechtman	*	*
Boaz Ben David	*	*
Oren Tepper	*	*
Gal Omer	*	*
Sammy Yahiaoui(1)	*	*
All executive officers and Board members as a group (18 individuals)	25,528,828	77.5%

*	Represents beneficial ownership of less than 1% of our total outstanding ordinary shares.
(1)	Mr. Sammy Yahiaoui has notified the Company of his wish to vacate his office, effective April 8, 2023.

B.       Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since January 1, 2022, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Approval of Related Party Transactions

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party transactions under Israeli Law” for more information.

Shareholders’ Agreement

On March 9, 2021, our Controlling Shareholders entered into a shareholders’ agreement (the “Shareholders’ Agreement”). According to the terms of the Shareholders’ Agreement, it shall be in effect for so long as no single shareholder of the Company holds a greater number of shares than the aggregate number of shares held by the Controlling Shareholders. The following is a summary of certain terms of the Shareholders’ Agreement, which summary is not intended to be complete and is qualified in its entirety by the full text of the Shareholders’ Agreement, a copy of which is filed as an exhibit to this annual report.

Board Nomination Rights

Pursuant to the Shareholders’ Agreement, the Controlling Shareholders have agreed as follows: (1) each of the Controlling Shareholders that holds at least 15% of issued and outstanding share capital of the Company shall be entitled to recommend the identity of one director; (2) the identity of up to two directors shall be recommended by the Controlling Shareholders in accordance with the provisions of the next paragraph, provided that one of such director shall qualify as an independent director (as such term is defined in the Companies Law); and (3) the Controlling Shareholders shall recommend, in accordance with the provisions of the next paragraph, the identity of the external directors (as such term is defined in the Companies Law) (according to the provisions of the Companies Law, the number of external directors serving on the board shall be at least two).

The identity of the Controlling Shareholders’ recommendee(s) to serve on the board in accordance with sections (2) and (3) above shall be determined by a unanimous consent of the Controlling Shareholders. However, in the event that one of the Controlling Shareholders (in this paragraph: the “Minority Shareholder”) shall hold less than two-thirds of the number of shares held by each of the other two Controlling Shareholders (in this paragraph: the “Majority Shareholders”), and the Controlling Shareholders are not able to reach a unanimous consent, then the identity of the Shareholders’ recommendee(s) to serve on the board in accordance with sections (2) and (3) above shall be determined by the unanimous consent of the Majority Shareholders. To the extent they cannot reach a unanimous consent, then to the fullest extent allowed by law, the Controlling Shareholders shall vote for the reappointment to the board of the directors already serving on the board.

Each Controlling Shareholder undertook to vote all of the Company’s shares held by him/it in the general meeting in favor of the appointment of members of the board whose identities have been determined in accordance with the above provisions, and against the appointment of members of the board whose identities have not been determined in accordance with the above provisions.

Preliminary Meetings

The Controlling Shareholders shall hold a preliminary meeting in advance of each general meeting of the Company and at such meeting, shall reach a consensus on how to vote their shares at the general meeting of shareholders of the Company. If the Controlling Shareholders are unable to reach consensus with respect to the resolutions, they shall vote in a way that will maintain the Company’s status quo. Notwithstanding the above, in the event where one of the Controlling Shareholders (in this paragraph: the “Minority Shareholder”) shall hold less than two-thirds (2/3) of the number of shares held by each of the other two Controlling Shareholders (in this paragraph: the “Majority Shareholders”), and the Controlling Shareholders do not reach a unanimous decision at the preliminary meeting as to how the Controlling Shareholders shall vote their shares in respect of a certain resolution on the agenda of the general meeting, then: (a) if the Majority Shareholders reach an agreement as to how the Controlling Shareholders shall vote their shares in respect of a certain resolution on the agenda of the general meeting, each Controlling Shareholder (including the Minority Shareholder) will vote all of his/its Shares at the relevant general meeting, in accordance with the decision reached by the Majority Shareholders; and (b) if the Majority Shareholders do not reach an agreement as to how the Controlling Shareholders shall vote their shares in respect of a certain resolution on the agenda of the General Meeting, then each Controlling Shareholder (including the Minority Shareholder) will vote all of his/its Shares at the relevant general meeting in a manner which preserves the Company’s status quo.

Limitation on Transfer of Shares

Each of the Controlling Shareholders holds a right of first offer with regards to the other Controlling Shareholders who may wish to sell shares of the Company on the TASE or to a third party. Additionally, if any of the Controlling Shareholders wishes to sell or transfer shares of the Company to a third party outside of the TASE in a single transaction or in a series of transactions constituting the lower of: (x) 10% of the Company’s issued and outstanding ordinary shares, or (y) 50% of such Controlling Shareholders’ holdings in the Company, and the other Controlling Shareholder decline to exercise their right of first offer, the selling Controlling Shareholders must offer the other Controlling Shareholders to tag along to the sale and sell shares they hold to the third party on the same terms. Furthermore, if Controlling Shareholders holding a majority of the Company’s shares held by all Controlling Shareholders wish to accept an offer to sell all of such shares to a third party, and the purchaser of such shares conditions its offer upon the acquisition of all shares held by the Controlling Shareholders, the non-selling Controlling Shareholders must sell their shares to the purchaser at the same price and on the same terms offered to the selling Controlling Shareholders, provided that the price per share actually paid to the non-selling Controlling Shareholder shall be at least 10% greater than the average closing price of the Company’s share on the stock exchange during the 30 trading days preceding the day on which the sale transaction was offered to the non-selling Controlling Shareholder.

Notwithstanding the above, each Controlling Shareholder is entitled to sell or transfer, in every calendar year, up to two percent of the Company’s issued and outstanding ordinary shares as of immediately following the completion of the Company’s initial public offering on the TASE, without implicating the transfer restrictions described in the preceding paragraph.

Registration Rights Agreement

We are party to a registration rights agreement (the “Registration Rights Agreement”) with the Controlling Shareholders. Pursuant to the Registration Rights Agreement, the Controlling Shareholders are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. The Controlling Shareholders are also entitled to certain “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

Family Employment Relationships

Shai Ben-Avi, the brother of David Ben-Avi, is an employee of the Company and received compensation of $375,000, $382,000 and $256,000 in 2022, 2021 and 2020, respectively. In addition, in 2020, Mr. Ben Avi received options to purchase 30,000 ordinary shares at the exercise price of $6.70 per share.

Oded Frenkel, the brother-in-law of David Ben-Avi, serves as the Chief Customer Officer of the Company and received compensation of approximately $236,000, $259,000 and $135,000 in 2022, 2021 and 2020, respectively. Additionally, Mr. Frenkel received options to purchase 22,500 ordinary shares at the exercise price of $6.70 per share. Additionally, subject to Mr. Frenkel’s continued employment and pursuant to the terms of his employment arrangement with us, we undertook to issue an additional 2,500 options to purchase additional shares in 2023.

Reuven Amar, the brother-in-law of David Ben-Avi, is an employee of the Company and received compensation of approximately $206,000, $193,000 and $107,000 in 2022, 2021 and 2020, respectively. In addition, Mr. Amar received options to purchase 22,500 ordinary shares over 2019 and 2020, each at the exercise price of $6.70 per share. Additionally, subject to Mr. Amar’s continued employment and pursuant to the terms of his employment arrangement with us additional options to purchase 2,500 additional shares in the future.

Arnon Nechmad, the son of Yair Nechmad, has been an employee of EV Meter Ltd., a wholly-owned subsidiary of the Company, since November 2021 and prior to that was an employee of another wholly-owned subsidiary of the Company. Mr. Nechmad received compensation of approximately $83,000, $42,000 and $14,000 in 2022, 2021 and 2020, respectively. In addition, Mr. Arnon Nechmad received options to purchase 2,500 ordinary shares in 2020, at the exercise price of $6.70 per share.

Tal Tannenbaum, who became the daughter-in-law of Yair Nechmad in August 2022, has been a part-time employee of the Company since December 2021. Mrs. Tannenbaum received compensation of approximately $26,000 and $21,839 in 2022 and 2021, respectively. In addition, in March 2022, Mrs. Tannenbaum received options to purchase 500 ordinary shares at the exercise price of $20.4 per share.

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers” for additional information concerning agreements with certain of our executive officers.

Indemnification Agreements

We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

Legal Proceedings

We are, from time to time, party to various legal proceedings arising out of our ordinary course of business. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

Dividend Policy

To date, we have not paid any cash dividends on our ordinary shares and we currently do not intend to pay cash dividends on our ordinary shares in the foreseeable future. However, we may, in the future, decide to pay dividends on our ordinary shares. We have not adopted a dividend policy. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, and any other restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements and any other factors deemed relevant by our board of directors. In addition, Israeli law imposes restrictions on our ability to declare and pay dividends. Dividends may also be subject to Israeli withholding taxes. See “Item 10. Additional Information—E. Taxation—Israeli Tax Considerations” for additional information.

B.	Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview.”

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ordinary shares have traded on the TASE since May 2021, under the symbol “NYAX”, and on Nasdaq since September 2022, under the symbol “NYAX”.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

For a description of provisions of our articles of association relating to the power of directors; rights, preferences and restrictions attaching to each class of the shares; changes in control of the company; and other information required under Item 10.B, please see Exhibit 2.1 “Description of Securities,” which is incorporated herein by reference.

C.	Material Contracts

Please see “Item 4. Information on the Company—A. History and Development of the Company,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of material contracts entered into outside of the ordinary course of business in the preceding two years. Except as otherwise disclosed in this annual report (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

E.	Taxation

The following summary contains a description of certain Israeli and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares. The summary is based upon the tax laws of Israel and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, or other taxing jurisdiction.

Israeli Tax Considerations

The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of its, his or her personal circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include Israeli residents, partnerships, trusts or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli resident company are generally subject to the regular corporate tax rate. Under Israeli tax law, a company will be considered as an “Israeli resident” if: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	the expenditures are approved by the relevant Israeli government authority, determined by the field of research;

•	the research and development are for the benefit of the company; and

•	the research and development are carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”). Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.

We do not currently claim tax deductions for such expenditures. From time to time, we may apply to the Israel Innovation Authority (the “IIA”) for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such request, if made, will be granted.

Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”)

The Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011 (the “2011 Amendment”), and as of January 1, 2017 (the “2017 Amendment”). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

The Preferred Enterprise Incentives Regime – the 2011 Amendment

The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law). The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in development zone “A”, in which case the rate will be 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a development zone “A”.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to Israeli tax at the following rates: (i) Israeli resident corporations—0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, a tax rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply), (ii) Israeli resident individuals—20% and potentially a 3% surtax, as discussed below, (iii) non-Israeli residents (individuals and corporations)—20%, non-Israeli individuals - and potentially a 3% surtax, as discussed below, subject to a reduced tax rate under the provisions of an applicable tax treaty. Claim of tax benefits afforded by an applicable tax treaty is subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate.

The Technological Enterprise Incentives Regime – the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises” – “Preferred Technological Enterprises”, or PTEs and “Special Preferred Technological Enterprise” or SPTEs, as described below.

According to the 2017 Amendment, a company that complies with the terms under the PTE or SPTE regime may be entitled to certain tax benefits with respect to its “Preferred Technological Income”, which is income that is generated during the company’s regular course of business and derived from a benefited intangible asset (as determined in the Investment Law), excluding income derived from intangible assets used for marketing and income attributed to production activity.

In order to calculate the preferred technological income, the PTE or the SPTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset, product or group of products (as defined in the Investment Law). Nevertheless, it should be noted that the transitional provisions allow companies to take into account all the income and research and development expenses attributed to all of the benefitted intangible assets they have.

The 2017 Amendment applies to PTE that meet certain conditions, including: (1) the enterprise's research and development expenses in the three years preceding the relevant tax year were at least 7% on average of the total revenue of the company that owns the enterprise or exceeded NIS 75 million (approximately $22 million) in each such year and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as research and development expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.4 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the relevant tax year, provided that the turnover was at least NIS 10 million (approximately $3 million), in the relevant tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the relevant tax year, provided that the company employed at least 50 employees in the relevant tax year and in each of the preceding three years.

A SPTE is an enterprise that meets conditions 1 and 2 above, and in addition is part of a group of companies having aggregate annual revenues above NIS 10 billion (approximately $3 billion).

Preferred Technological income of a PTE, which is the portion of technological income derived from the benefitted intangible asset developed in Israel according to the NEXUS approach, satisfying the required conditions, will be subject to a reduced corporate tax rate of 12%. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”.

In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million (approximately $60 million), and the sale receives prior approval from the IIA.

SPTEs, satisfying the required conditions, are subject to a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the SPTE or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A SPTE that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $148 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

The Regulations for the Encouragement of Capital Investments (Preferred Technological Income and Capital Profits for a Technological Enterprise), 2017 (the “Regulations”), describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and SPTE Regimes. According to the Regulations, a company that complies with the terms under the PTE/SPTE regimes may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred benefitted intangible asset (as determined in the Investment Law), excluding income derived from intangible assets used for marketing and income attributed to production activity.

In the event that intangible assets used for marketing purposes generate income, which exceeds 10% of the technological income from the benefitted intangible asset, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE or SPTE will not be required to attribute income to the marketing intangible asset.

The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred or special preferred Enterprise regimes, to the extent such income would be considered as eligible (as discussed above).

 Dividends distributed to individuals or non-Israeli shareholders by a PTE or a SPTE, paid out of Preferred Technological Income or capital gain derived from the sale of certain “Benefited Intangible Assets”, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty, which, in each case, will be withheld at source (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such 20% tax rate or lower treaty rate), and potentially a 3% surtax, as discussed below. However, dividends distributed to an Israeli company are not subject to tax. If such dividends are distributed to a foreign corporation (holding, solely or together with other non-Israeli companies,  directly at least 90% in the Preferred Company or holding indirectly such 90% in the Preferred Company, subject to certain conditions) and other conditions are met, the applicable tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty (in each case, subject to the receipt in advance of a valid withholding certificate from the ITA allowing for such 4% rate or lower treaty tax rate).

We believe that we are eligible for tax benefits under the Investment Law. We also received a ruling from the ITA which determined that we qualify as a PTE under the 2017 Amendment subject to compliance with certain terms and to certain limitations. The ruling applies from the 2020 tax year until the 2024 tax year. We expect to be able to enjoy tax benefits under the Investment Law after this period as well, but there can be no assurance that we will meet all the terms and conditions required under the Investment Law that will allow us to enjoy tax benefits under the Investment Law.

Taxation of Non-Israeli Resident Shareholders

Capital Gains Tax

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% and potentially a 3% surtax, as discussed below. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30% and potentially a 3% surtax, as discussed below. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person regarding the material affairs of the company on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or the power to direct the actions of someone who holds any of the aforesaid rights, regardless of the source of such right.

Furthermore, where an individual claims real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities will be taxed at a rate of 30%, this until the determination of provision and conditions for the deduction of real interest expenses and linkage differentials under Section 101A(a)(9) and 101A(b) and potentially a 3% surtax, as discussed below.

Individual shareholders whose income from the sale of securities considered as business income are taxed at the marginal tax rates applicable to business income – up to 47% in 2022 and potentially a 3% surtax, as discussed below.

Real Capital Gain derived by corporations is generally subject to tax at the corporate rate, which is 23%.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held, is obliged to withhold tax in the amount of consideration paid upon the sale of securities (or the Real Capital Gain realized on the sale, if known) at the Israeli corporate tax rate (23% in 2022) or 25% in case the seller is an individual. The individual or the company may provide an approval from the ITA for a reduced tax withholding rate, according to the applicable rate.

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return is not required to be filed, and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax subject to certain conditions, inter alia that the shares were not held through or attributable to a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli “body of persons” (as defined in the Ordinance, which includes corporate entities, partnerships, and other entities) will not be entitled to the foregoing exemption if Israeli residents (i) have, directly or indirectly, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli body of persons or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli body of persons, whether directly or indirectly.

In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the tax treaty between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or other disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or other disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or other disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the sale, exchange or other disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or other disposition of such shares would be subject to Israeli tax, to the extent applicable.

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the ITA may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations on forms specified by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the ITA may require the purchaser of the shares to withhold tax at source).

Taxation on Receipt of Dividends

A distribution of dividends from income, which is not attributed to a Preferred Enterprise, to an Israeli resident individual, will generally be subject to income tax at a rate of 25% and potentially a 3% surtax, as discussed below. However, a 30% tax rate will apply if the dividend recipient is a “Substantial Shareholder” at the time of distribution or at any time during the preceding 12 months period and potentially a 3% surtax, as discussed below.

If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid from income, which is not attributed to Preferred (including Preferred Technological) Enterprise at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder” at the time of the distribution or at any time during the preceding 12- month period) and for Non-Israeli individuals – potentially a 3% surtax as discussed below, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a certificate from the ITA allowing for such relief is obtained in advance). Dividends paid on publicly traded shares, like our ordinary shares, are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the ITA allowing for such reduced withholding tax rate is obtained in advance). However, if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise, such distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% (subject to the receipt in advance of a certificate from the ITA allowing for such reduced tax rate). If the dividend is attributable in part to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the types of income.

As noted above, a reduced tax rate may be provided under the Investment Law. In addition, a reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income that was subject to a reduced corporate tax rate under the Investment Law and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation. The aforementioned rates under the United States-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the Treaty U.S. Resident in Israel. Application for this reduced tax rate requires appropriate documentation presented to and specific instruction received from the ITA. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed; and (iii) the taxpayer is not liable for surtax (as further explained below).

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law currently does not impose estate or gift taxes.

Material U.S. Federal Income Tax Consequences

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our ordinary shares. This discussion applies only to U.S. Holders that acquire our ordinary shares and hold them as capital assets. In addition, this discussion does not describe all of the tax consequences that may be relevant to U.S. Holders in light of their particular circumstances, including alternative minimum tax consequences, any aspect of the Medicare contribution tax on “net investment income,” special tax accounting rules under Section 451 of the Code and tax consequences applicable to U.S. investors subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or certain traders in securities that mark their securities to market for U.S. income tax purposes;

•	persons holding ordinary shares as part of a straddle, integrated or similar transaction;

•	persons who acquire ordinary shares in connection with employment;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, individual retirement accounts, or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of the Company’s stock by vote or value; or

•	persons holding ordinary shares in connection with a trade or business outside the United States.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of the ownership and disposition of ordinary shares with respect to you and your partners generally will depend on the status of the partners and your activities. If you are a partnership owning ordinary shares or a partner in such partnership, you should consult your tax adviser as to your particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Israel-U.S. Tax Treaty (the “Treaty”), all as of the date hereof. These laws are subject to change, possibly with retroactive effect.

You are a “U.S. Holder” for purposes of this discussion if you are, for U.S. federal income tax purposes, a beneficial owner of ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences that may arise under the laws of any state, local or non-U.S. taxing jurisdiction.

Taxation of Distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

Distributions paid on ordinary shares (including the amount of Israeli taxes withheld), other than certain pro rata distributions of ordinary shares to all shareholders, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Subject to applicable limitations, if you are a non-corporate U.S. Holder, dividends paid to you generally may be eligible for taxation as “qualified dividend income” and therefore may be taxable at a favorable rate provided that we are not (and were not treated with respect to you as) a PFIC for the taxable year of the distribution or the preceding taxable year. You should consult your tax adviser regarding the availability of the favorable tax rate on dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Dividend income will include any amounts withheld in respect of Israeli taxes, will be treated as foreign-source income and will generally constitute passive category income for foreign tax credit purposes. Dividends will generally be included in your income on the date of receipt. The amount of any dividend income paid in NIS will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt, and any such gain or loss will be U.S.-source ordinary income or loss.

Treasury regulations may prohibit U.S. Holders who are not eligible for the benefits of the Treaty from claiming a foreign tax credit with respect to Israeli income taxes withheld from dividends on ordinary shares. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding your eligibility for the benefits of the Treaty and the creditability of Israeli taxes in your particular circumstances. Subject to applicable limitations, in lieu of claiming a foreign tax credit, you may elect to deduct foreign taxes, including any Israeli taxes, in computing your taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of Shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

You generally will recognize capital gain or loss on a sale or other taxable disposition of ordinary shares equal to the difference between the amount realized on the sale or disposition and your tax basis in the ordinary shares, each as determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or disposition the ordinary shares have been held for more than one year. Any gain or loss will generally be U.S.-source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

As described in “Taxation—Israeli tax considerations” above, gains realized on the sale or other disposition of our ordinary shares may be subject to Israeli taxes. Subject to certain exceptions, Treasury regulations generally preclude U.S. taxpayers from claiming a foreign tax credit with respect to any non-U.S. tax imposed on gains from dispositions of shares held as capital assets, unless the tax is creditable under an applicable income tax treaty. Therefore, a U.S. Holder generally will not be entitled to claim a foreign tax credit for any Israeli taxes imposed on gains from dispositions of ordinary shares, unless they are eligible for the benefits of the Treaty and elect to apply the U.S.-Israel Tax Treaty benefits to their gains. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct the Israeli taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisers regarding eligibility for the benefits of the Treaty and the creditability or deductibility of any Israeli tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, rents, dividends, certain gains and royalties (other than certain royalties derived in the active conduct of a trade or business). Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activities to which the goodwill relates. Cash is a passive asset.

Based on the manner in which we currently operate our business, the current composition of our income and assets and the estimated value of our assets (including the value of its unbooked goodwill, which is based on the current price of our ordinary shares), we do not believe we were a PFIC for the taxable year ended December 31, 2022. However, a company’s PFIC status is an annual determination that can be made only after the end of each taxable year, and our PFIC status for each taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including unbooked goodwill (which may be determined by reference to the market value of our ordinary shares, which may be volatile). Our PFIC status is subject to uncertainties. We may be or become a PFIC if our market capitalization declines. Further, we may hold less than 25% minority stakes in other entities, which will generally be treated as passive for purposes of the PFIC rules. Therefore, we may be a PFIC if the value of any such minority stakes becomes substantial. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear under current law. Moreover, we may become a PFIC if we expand our business to include financing or similar transactions that may generate passive income. Accordingly, we cannot assure you that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), you would be deemed to own a proportionate amount (by value) of the equity interests of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of equity interests of Lower-tier PFICs, in each case as if you held such shares directly, even though you did not receive any proceeds of those distributions or dispositions.

Generally, if we were a PFIC for any taxable year during which you held ordinary shares, gains recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares by you would be allocated ratably over your holding period for such ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, to the extent that distributions you receive on your ordinary shares during a taxable year exceeded 125% of the average of the annual distributions on such ordinary shares received during the preceding three years or your holding period, whichever is shorter, the excess distribution would be subject to taxation in the same manner. If we were a PFIC for any year during which you owned ordinary shares, we would generally continue to be treated as a PFIC with respect to you for all succeeding years during which you owned the ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.

Alternatively, if we were a PFIC and if our ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. The ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which the ordinary shares are listed, is a qualified exchange for this purpose. Generally, if you make a mark-to-market election, you will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). If you make the mark-to-market election, distributions paid on the ordinary shares will generally be treated as discussed under “—Taxation of Distributions” above. You should consult your tax advisers regarding the availability and advisability of making a mark-to-market election in your particular circumstances. In particular, you should consider the impact of a mark-to-market election with respect to your ordinary shares given that we may have Lower-tier PFICs, and there is no provision in the Code, Treasury regulations or other official guidance that would give U.S. Holders the right to apply a mark-to-market treatment to any Lower-tier PFIC the shares of which are not publicly traded.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own ordinary shares during any year in which we are a PFIC, you generally will be required to file annual reports together with your U.S. federal income tax returns, subject to certain exceptions. You should consult your tax advisers regarding whether we are a PFIC for any taxable year and the potential application of the PFIC rules to your ownership of ordinary shares.

Backup Withholding and Information Reporting

Payments of dividends and sales proceeds that are made within the United States or through U.S. or certain U.S.-related financial intermediaries will generally be subject to information reporting and backup withholding, unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ordinary shares, or non-U.S. accounts through which ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to the ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

 We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. See “Item 16G. Corporate Governance” for further information. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

In addition, since our ordinary shares are traded on the TASE, we have filed periodic and immediate reports with, and furnish information to, the TASE and the ISA, as required under Chapter F of the Israeli Securities Law.

Our Israeli reporting requirements are governed by Chapter E’3 of the Israeli Securities Law, which generally requires filing with the ISA only copies of the English-language reports filed with the SEC.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

I.	Subsidiary Information

For information on our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure,” and Exhibit 8.1 to this annual report.

J.	Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

Our cash and cash equivalents are held primarily in checking accounts and cash deposits. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. Interest on various of our credit facilities accrue at a floating rate based on a formula tied to certain market rates at the time of incurrence. We do not expect that any change in prevailing interest rates will have a material impact on our results of operations. We currently do not hedge interest rate exposure. We may in the future hedge our interest rate exposure and may use swaps, caps, collars, structured collars or other common derivative financial instruments to reduce interest rate risk. It is difficult to predict the effect that future hedging activities would have on our operating results.

Foreign Currency Exchange Rate Risk

Our customers are located throughout the world, including Europe, North America, Australia, the United Kingdom, Asia and Africa. Although our consolidated financial statements are reported in U.S. Dollars, we conduct business in, and our revenue is earned in, multiple currencies, mainly U.S. Dollar, Euro, British Pound and Australian dollar, and the majority of our costs are denominated in NIS. Consequently, we are exposed to foreign currency exchange risk relative to the U.S. Dollar, and our results of operations could be affected due to fluctuations in currencies in which we operate. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions. We may in the future hedge our foreign currency exposure and may use currency forward contracts, currency options or other common derivative financial instruments to reduce foreign currency risk. It is difficult to predict the effect that future hedging activities would have on our operating results.

Credit Risk

We maintain deposits of our cash and cash equivalents with several foreign and Israeli banks. In addition, substantially all of our cash and cash equivalents, as well as our marketable securities, are held by financial institutions that we believe are of high credit quality. We have not experienced any losses on our deposits of cash and cash equivalents and our accounts are monitored by our management team to mitigate risk. We are exposed to credit risk in the event of default by the financial institution holding our cash and cash equivalents.

Liquidity Risk

Liquidity risk relates to maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. We have a liquidity risk management policy, which aims to ensure a minimum level of liquidity considered adequate by our management. This policy establishes actions to be taken in the event of liquidity contingencies, which are designed to reframe cash within required minimum liquidity limits.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of December 31, 2022. Based on such evaluation, each of our Chief Executive Officer and Chief Financial Officer has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because we are an emerging growth company under the JOBS Act.

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Vered Raz Avayo, Rina Shafir and Nir Dor, each of whom serves on our audit committee and who meets the “independence” definition under applicable Nasdaq listing rules, qualifies as an “audit committee financial expert” as defined by SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to all our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of ethics is posted on our website, https://www.nayax.com/. The information contained on our website is not a part of this Annual Report.

We intend to post on our website all disclosures that are required by the rules and regulations of the SEC or by applicable Nasdaq listing rules concerning any amendments to, or waivers from, any provision of the code of business conduct or the code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent registered public accounting firm for professional services.

	Year ended December 31,
	2022	2021
	(in USD thousands)
Audit (1)	592	428
Audit-related fees (2)	-	-
Tax fees (3)	42	63
All other fees (4)	-	-
Total	634	491

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees”.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax audits.

(4)	“All other fees” consist of all other fees in the years ended December 31, 2022 and 2021 related to services in connection with non-audit compliance and review work.

 Audit Committee Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the audit committee to delegate certain pre-approval authority to one or more of its members. All of the fees listed in the table above were approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, including relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor.

We are a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act). As a foreign private issuer we are permitted to comply with certain Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We also qualify as a “controlled company” as such term is defined in applicable Nasdaq listing rules. Although we do not intend to rely on any “controlled company” exemption from Nasdaq corporate governance rules, we may elect to rely on such exemptions in the future.

We rely on this “foreign private issuer exemption” with respect to (i) the quorum requirement for shareholder meetings, (ii) shareholder approval requirements and (iii) the requirement that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee composed solely of independent directors. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1⁄3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of our shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). As to shareholder approval, we will seek shareholder approval whenever required under the Companies Law rather than when required for a domestic U.S. issuer under Nasdaq rules. Further, although we have a nominating and corporate governance committee, our director nominees are not selected by a majority of the independent directors, and our nominating and corporate governance committee is not composed solely of independent directors, in each case as permitted under the Companies Law. We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

See “Item 6. Directors, Senior Management and Employees” for further information.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this annual report.

EXHIBIT INDEX

Exhibit No.	Description
1.1
Amended and Restated Articles of Association of Nayax Ltd. (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

2.1*	Description of Securities

4.1
Shareholders’ Agreement among Amir Nechmad, Yair Nechmad, Yair Nechmad Ltd. and David Ben-Avi, dated March 9, 2021 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

4.2
Registration Rights Agreement, among Nayax Ltd., Amir Nechmad, Yair Nechmad and David Ben-Avi, dated as of May 4, 2021 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

4.3	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

4.4	Nayax Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-267542), filed with the SEC on September 21, 2022)

4.5	Nayax Ltd. Global Equity Incentive Plan (2018) (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (File No. 333-267542), filed with the SEC on September 21, 2022)

4.6	Remuneration Policy of Nayax Ltd. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

8.1*	List of subsidiaries

11.1	Code of Ethics of Nayax Ltd. (incorporated by reference to Exhibit 11.1 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2022 formatted in Inline XBRL: (i) Inline Consolidated Statements of Comprehensive Loss, (ii) Inline Consolidated Statements of Financial Position, (iii) Inline Consolidated Statements of Changes in Equity, (iv) Inline Consolidated Statements of Cash Flows, and (v) Inline Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*       Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nayax Ltd.

Date:	March 1, 2022	By:	/s/ Yair Nechmad
			Name:	Yair Nechmad
			Title:	Chief Executive Officer

		By:	/s/ Sagit Manor
			Name:	Sagit Manor
			Title:	Chief Financial Officer

NAYAX LTD.

Consolidated Financial Statements

2022 Annual Report

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Nayax Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Nayax Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021 and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 1, 2023	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2015.

 Kesselman & Kesselman, Azrieli Town Tower, 146 Derech Menachem Begin St, Tel- Aviv, 6492103, Israel
P.O BOX 7187 Tel-Aviv, 6107120, Israel Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

NAYAX LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2022	2021
		(Audited)
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7	33,880	87,332
Restricted cash transferable to customers for processing activity	8	34,119	23,695
Short-term bank deposits		83	48
Receivables in respect of processing activity		25,382	14,395
Trade receivable, net	9	27,412	19,338
Inventory		23,807	7,691
Other current assets		5,777	3,549
Total current assets		150,460	156,048

NON-CURRENT ASSETS:
Long-term bank deposits		1,336	1,033
Other long-term assets		2,948	1,252
Investment in associate	6d	6,579	8,372
Right-of-use assets, net	10	7,381	5,275
Property and equipment, net	11	6,668	6,225
Goodwill and intangible assets, net	12	55,116	37,801
Total non-current assets		80,028	59,958
TOTAL ASSETS		230,488	216,006

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2022	2021
		(Audited)
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	13	7,684	-
Current maturities of long-term bank loans	13	1,052	2,406
Current maturities of loans from others and other long-term liabilities	14, 15	4,126	3,600
Current maturities of lease liabilities	10	2,206	1,502
Payables in respect of processing activity		63,336	42,826
Trade payables		14,574	9,136
Other payables		17,229	10,718
Total current liabilities		110,207	70,188

NON-CURRENT LIABILITIES:
Long-term bank loans	13	1,444	2,760
Long-term loans from others and other long-term liabilities	14, 15	7,062	4,299
Post-employment benefit obligations, net		403	602
Lease liabilities	10	5,944	5,393
Deferred income taxes	16	793	1,088
Total non-current liabilities		15,646	14,142
TOTAL LIABILITIES		125,853	84,330

EQUITY:	17
Equity attributed to parent company’s shareholders:
Share capital		8	8
Additional paid in capital		151,406	150,366
Capital reserves		9,771	9,999
Accumulated deficit		(56,550)	(28,697)
Total equity attributed to shareholders of the company		104,635	131,676
TOTAL EQUITY		104,635	131,676
TOTAL LIABILITIES AND EQUITY		230,488	216,006

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
		2022	2021	2020
		(Audited)
		U.S. dollars in thousands
	Note	(Excluding loss per share data)

Revenues	18	173,514	119,134	78,783
Cost of revenues	19	(113,476)	(70,970)	(41,603)
Gross Profit		60,038	48,164	37,180

Research and development expenses	20	(22,132)	(19,040)	(9,300)
Selling, general and administrative expenses	21	(64,092)	(45,379)	(26,545)
Depreciation and amortization in respect of technology and capitalized development costs	12	(4,268)	(3,810)	(3,559)
Other expenses	1a	(1,790)	(1,879)	-
Share of loss of equity method investee	6d	(1,794)	(538)	-
Loss from ordinary operations		(34,038)	(22,482)	(2,224)

Finance expenses, net	22	(3,020)	(1,655)	(3,874)
Loss before taxes on income		(37,058)	(24,137)	(6,098)

Tax benefit (expense)	16	(451)	(632)	15
Loss for the year		(37,509)	(24,769)	(6,083)

Attribution of income (loss) for the year:
To shareholders of the Company		(37,509)	(24,763)	(6,254)
To non-controlling interests		-	(6)	171
Total		(37,509)	(24,769)	(6,083)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	23	(1.143)	(0.820)	(0.252)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2022	2021	2020
	(Audited)
	U.S. dollars in thousands
Loss for the year	(37,509)	(24,769)	(6,083)

Other comprehensive income (loss) for the year:

Items that will not be recycled to profit or loss:
Gain (loss) from remeasurement of liabilities (net) in respect of post-employment benefit obligations	146	431	(126)
Items that may be recycled to profit or loss:
Gain (loss) from translation of financial statements of foreign activities	(374)	87	243
Total comprehensive loss for the year	(37,737)	(24,251)	(5,966)

Attribution of total comprehensive income (loss) for the year:
To shareholders of the Company	(37,737)	(24,181)	(6,137)
To non-controlling interests	-	(70)	171
Total comprehensive loss for the year	(37,737)	(24,251)	(5,966)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post- employment benefit obligations	Other capital reserves	Call option to purchase shares of subsidiary	Foreign currency translation reserve	Accumulated deficit	Total equity attributed to shareholders of the Company	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance at January 1, 2020	7	16,689	(203)	9,680	(493)	-	(11,026)	14,654	1,015	15,669
Changes during the year;
Income (loss) for the year	-	-	-	-	-	-	(6,254)	(6,254)	171	(6,083)
Other comprehensive income (loss) for the year	-	-	(126)	-	-	243	-	117	-	117
Transactions with non-controlling interests	-	-	-	(356)	493	-	-	137	(1,186)	(1,049)
Share-based payment	-	-	-	-	-	-	3,847	3,847	-	3,847
Balance at December 31, 2020	7	16,689	(329)	9,324	-	243	(13,433)	12,501	-	12,501

Changes during the year;
Loss for the year	-	-	-	-	-	-	(24,763)	(24,763)	(6)	(24,769)
Other comprehensive income (loss) for the year	-	-	431	-	-	151	-	582	(64)	518
Non-controlling interests from business combination (See note 6a)	-	-	-	-	-	-	-	-	1,530	1,530
IPO (See note 1b)	1	132,559	-	-	-	-	-	132,560	-	132,560
Transactions with non-controlling interests (See note 6 a)	-	-	-	205	-	-	-	205	(1,460)	(1,255)
Business combination under common control (see note 6e)	-	-	-	(26)	-	-	-	(26)	-	(26)
Employee options exercised	*	1,118	-	-	-	-	-	1,118	-	1,118
Share-based payment	-	-	-	-	-	-	9,499	9,499	-	9,499
Balance at December 31, 2021	8	150,366	102	9,503	-	394	(28,697)	131,676	-	131,676

Changes during the year;
Loss for the year							(37,509)	(37,509)		(37,509)
Other comprehensive income (loss) for the year	-	-	146	-	-	(374)	-	(228)	-	(228)
Employee options exercised	*	1,040	-	-	-	-	-	1,040	-	1,040
Share-based payment	-	-	-	-	-	-	9,656	9,656	-	9,656
Balance at December 31, 2022	8	151,406	248	9,503	-	20	(56,550)	104,635	-	104,635

*Presents less than 1 thousand

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2022	2021	2020
	(Audited)
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(37,509)	(24,769)	(6,083)
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	9,962	11,963	12,571
Net cash provided by (used in) operating activities	(27,547)	(12,806)	6,488

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(13,706)	(6,059)	(5,731)
Acquisition of property and equipment	(1,518)	(2,637)	(2,125)
Loans extended to others	-	-	(141)
Investments in associates	-	(6,449)	-
Loans repaid by shareholders	-	61	786
Increase in bank deposits	(480)	(352)	(411)
Payments for acquisitions of subsidiaries, net of cash acquired	440	418	(686)
Payment of deferred consideration with respect to business combinations	(4,500)	(7,335)	(580)
Interest received	76	2	14
Investments in financial assets	(6,856)	(446)	-
Proceeds from sub-lessee	-	158	302
Net cash used in investing activities	(26,544)	(22,639)	(8,572)

CASH FLOWS FROM FINANCING ACTIVITIES:
Initial public offering (IPO)	-	132,560	-
Interest paid	(504)	(630)	(1,065)
Changes in short-term bank credit	5,874	(11,393)	2,976
Support received (royalties paid) in respect to government assistance plans	(40)	(199)	16
Transactions with non-controlling interests	(186)	(1,069)	(1,049)
Receipt of long-term bank loans	-	-	4,734
Repayment of long-term bank loans	(2,282)	(1,971)	(1,003)
Receipt of long-term loans from others	6,908	-	3,804
Repayment of long-term loans from others	(2,577)	(2,175)	(920)
Receipt of loans from shareholders	-	8,900	-
Repayment of loans from shareholders	-	(8,900)	-
Decrease in other long-term liabilities	(288)	(295)	(280)
Employee options exercised	1,152	718	-
Principal lease payments	(1,851)	(1,406)	(1,167)
Net cash provided by financing activities	6,206	114,140	6,046

Increase (Decrease) in cash and cash equivalents	(47,885)	78,695	3,962
Balance of cash and cash equivalents at beginning of year	87,332	8,195	4,412
Gains (losses) from exchange differences on cash and cash equivalents	(6,189)	626	(222)
Gains (losses) from translation of cash and cash equivalents of foreign activity	622	(184)	43
Balance of cash and cash equivalents at end of year	33,880	87,332	8,195

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2022	2021	2020
	(Audited)
	U.S. dollars in thousands
Appendix A – adjustments required to reflect the cash flows from operating activities:

Adjustments in respect of:
Depreciation and amortization	9,028	7,198	5,908
Post-employment benefit obligations, net	(107)	139	106
Deferred taxes	(181)	25	(230)
Finance expenses, net	4,544	269	3,428
Expenses in respect of long-term employee benefits	245	193	5
Share in losses of associate company	1,794	538	-
Long-term deferred income	(104)	(26)	-
Expenses in respect of share-based payment	8,747	8,850	2,965
Total adjustments	23,966	17,186	12,182

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(10,424)	(5,529)	(11,930)
Decrease (increase) in receivables from processing activity	(10,986)	(5,429)	5,003
Increase in trade receivables	(8,272)	(5,136)	(3,894)
Increase in other current assets	(936)	(1,352)	(389)
Increase in inventory	(12,592)	(2,631)	(511)
Increase in payables in respect of processing activity	20,510	13,832	7,203
Increase (decrease) in trade payables	4,519	(3,775)	3,154
Increase in other payables	4,177	4,797	1,753
Total changes in operating asset and liability items	(14,004)	(5,223)	389
Total adjustments required to reflect the cash flow from operating activities	9,962	11,963	12,571

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	215	118	575
Acquisition of patents against derecognition of loan	-	-	806
Acquisition of right-of-use assets through lease liabilities	2,048	1,428	1,235
Share based payments costs attributed to development activities, capitalized as intangible assets	909	649	883

The accompanying notes are an integral part of these financial statements.

F - 10

NAYAX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a. Background

a. Nayax Ltd. (hereafter – the “Company”) was incorporated in January 2005. The Company provides processing and software as a service (SaaS) business operations solutions and services via a global platform. The Company is marketing its POS devices and SaaS solutions it developed in more than 60 countries worldwide (including Israel) through subsidiaries (the Company and the subsidiaries, hereafter – the “Group”) and through local distributors.

b. On May 13, 2021, the Company completed an initial public offering (IPO) on the Tel Aviv stock exchange (TASE) in which it sold 4.4 million ordinary shares of NIS 0.001 par value for a gross amount, before issuance costs, of $141.6 million and $132.5 million, net of issuance costs. The IPO was a non-uniform offering, as this term is defined by Israeli Securities Regulations (Manner of Offering Securities to the Public), 2007, to institutional investors in Israel and outside of Israel.

c. On September 21, 2022, Company's ordinary shares were listed on the Nasdaq Global Select Market under the symbol NYAX. As of that date, the company is dual listed on Nasdaq and as well as on the Tel Aviv Stock Exchange.

d. In connection with Company's May 2021 IPO on the TASE, the expenses incurred in the profit or loss report for the year ended December 31, 2021, other than underwriter discount and commissions, were $1,879 thousand and include bonuses in respect of the IPO to a number of its employees for a total of $979 thousand. In connection with Company's September 2022 listing on Nasdaq, the expenses incurred in the profit or loss report for the year ended December 31, 2022 are $1,790 thousand.

e. On September 11, 2022 Company's shareholders approved a reverse share split in a ratio of 10:1. All issued and outstanding Company's Ordinary Shares have been retroactively adjusted to reflect the reverse share split for all periods presented in these financial statements prior the approval.

b. Current geopolitical conflict between Russia and Ukraine

On February 24, 2022, following Russia's invasion of Ukraine, a military conflict broke out in eastern Europe and dragged a political tension between countries from the European Union and United States to Russia.

Although this conflict caused various disruptions in a global scale, in many aspects, the risks inherent in conducting business in these countries are highly remote since the Company has no revenue generated in the countries involved directly or indirectly at the Russia-Ukraine conflict and the Company has a relatively small scale of business research and development conducted only in Ukraine. The operation of research and development in Ukraine considered to be immaterial in comparison to entire Company's research and development operations and as of the date of these financial statements there was no impact noted.

As of the date of these financial statements, the Company has no operating subsidiary which are organized under the laws of the Russian Federation and has no subsidiaries which are incorporated in other countries which are subject to economic sanctions on the Russian Federation. Neither of the Company's controlling shareholder nor the Company's principal operating subsidiary or other subsidiaries are targets of sanctions.

F - 11

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued):

c. Impact of COVID-19 (continued):

a) General

In December 2019, the COVID-19 pandemic broke out in China, which quickly spread world wide in early 2020, causing global economic uncertainty and distress due to mandatory shut-downs of many businesses, slower manufacturing and disruption of national and international shipments and travel (hereinafter: "COVID"), while on the other hand, significantly increasing global demand for different electronic products. This trend coupled with the slowdown in manufacturing, created a global shortage for the components required to make many electronic products.

As part of the efforts to cope with COVID, most countries worldwide imposed certain restrictions on their populations, including limits on movement, gathering in the public space; caps on the numbers of employees allowed in workplaces and more. Those restrictions have had a direct impact on many industries, with some of them experiencing complete halt.

Such global shortage in the availability of components started to adversely affect the gross profit rate from selling the hardware since third quarter of 2021, due to an increase in the price of many components used by the Company for manufacturing its hardware products, some of them significantly.

b) Efficiency plans

In response to the COVID crisis in Israel and worldwide, the Company implemented two efficiency plans for coping with the situation. The first plan started shortly after the outbreak in March 2020. This plan mostly involved a 15%-20% reduction in monthly hours of employees and sent 10% of its staff in Israel on unpaid leave. This plan ended in July 2020.

The second efficiency plan implemented by the Company began in October 2020. The plan mostly involved a reduction of up to 10% of Israeli-based employees' salaries. This plan ended in January 2021.

For the avoidance of doubt, all employees sent on unpaid leave returned to normal work, and all payroll reductions and/or hour cuts were eliminated.

c) Government support

• Government guarantee loans

In May 2020, the Company received from an Israeli bank a 15 million NIS ($4.25 million) long-term loan that is backed by a government guarantee, as part of the government assistance plan due to COVID. For more information on the terms of the loan, see note 13(b)(2). For list of liens to secure the loan, see note 25(a)(3).

Additionally, support was received from governments in the domicile of a number of subsidiaries:

• The Australian government – an employment encouragement grant of AU$222 thousand (US$170 thousand)) was received during the year ended December 31, 2020

• The US government - Forgivable loans totaling $483 thousand were received during the year ended December 31, 2020 and forgiven during the year ended December 31, 2021.

Accordingly, these loans were derecognized against a decrease in the payroll expenses in respect of which the loans were received.

F - 12

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation:

The financial statements of the Group as of December 31, 2022 and 2021 and for each of the three years ended December 31, 2022, are in compliance with International Financial Reporting Standard (hereafter – “IFRS”), as issued by the International Accounting Standards Board (hereafter – “IASB”) were approved for issue by the Board of Directors (the "Board") of the Company on February 28, 2023.

In connection with the presentation of these financial statements, the following is stated:

1) The principal accounting policies set out below have been consistently applied to all periods presented, unless otherwise stated.

2) The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Group’s management to exercise its judgment in the process of applying the Group’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3. Actual results may differ materially from estimates and assumptions used by the Group's management.

3) The Group's operating cycle is 12 months.

b. Consolidated financial statements

1) Subsidiaries and business combinations

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company. They are deconsolidated from the date that control ceases.

When assessing control, the Company considers its potential voting rights, as well as such rights held by other parties to determine whether it has power over an investee. Potential voting rights are rights to obtain voting rights of an investee, such as those arising from convertible instruments or options, including forward contracts. Those potential voting rights are considered only if the rights are substantive.

Business combinations are accounted for using the acquisition method. The cost of acquisition is measured at the fair value of the consideration transferred on acquisition date plus non-controlling interests in the acquired entity. In each business combination, the Group determines whether to recognize non-controlling interests in the acquired entity at fair value on acquisition date or proportionally to the share of non-controlling interests at the fair value of net identifiable assets of the acquired entity.

Goodwill represents the excess of the acquisition consideration and the amount of non-controlling interests and acquisition-date fair value of any previous equity interest in the acquired entity over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

Intra-group transactions and balances, including revenues, expenses and dividends in respect of transactions between Group entities were eliminated. Gains and losses on intra-group transactions that are recognized as assets (such as inventory and property and equipment) are also eliminated.

Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

F - 13

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

b. Consolidated financial statements (continued):

2) Transactions with non-controlling interests' owners which do not result in loss of control

Transactions with non-controlling interests owners which do not result in loss of control are accounted for as transactions with shareholders. In such transactions, the difference between the fair value of any consideration paid or received and the amount in which the non-controlling interests are adjusted to reflect the changes in their proportional interest in a subsidiary are recognized directly in equity and attributed to the owners of the Company.

3) Associates

An associate is an entity over which the Group exercises significant influence, but not control. The investment in an associate is accounted for by the equity method.

4) The equity method

According to the equity method of accounting, the investment is initially recognized at cost and its carrying amount varies such that the Group recognizes its share of the associate's earnings or losses from acquisition date.

Goodwill relating to associates is included in the investment’s carrying amount and tested for impairment as part of the entire investment.

The Group’s share of post-acquisition profit or loss is recognized in the statements of profit or loss , and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equal or exceeds its interest in the associate (including any other unsecured long term receivables), the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there are any indications that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment (the higher of the value in use and the fair value less costs to sell) and its carrying amount and recognizes the impairment amount in the income statement.

c. Translation of foreign currency balances and transactions:

1) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (hereafter - the “Functional Currency”). When determining the functional currency of Group companies and whether their functional currency is identical to that of the Company, the materiality of the foreign operations as an extension of the reporting entity was taken into account.

The consolidated financial statements are presented in US Dollars which is the functional and presentation currency of the Company and Group entities, except Nayax Retail and Weezmo, whose functional currency is the NIS.

F - 14

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c. Translation of foreign currency balances and transactions (continued):

Set forth below are the exchange rates of the US Dollar against the NIS, Euro, Pound Sterling and Australian Dollar as of December 31, 2022, 2021 and 2020:

	Exchange rate of the US Dollar against the NIS	Exchange rate of the US Dollar against the Euro	Exchange rate of the US Dollar against the Pound Sterling	Exchange rate of the US Dollar against the Australian Dollar
December 31, 2022	3.519	0.937	0.83	1.472
December 31, 2021	3.11	0.884	0.74	1.376
December 31, 2020	3.215	0.814	0.736	1.305

2) Transactions and balances

Transactions made in a currency which is different from the functional currency ("foreign currency") are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or revaluation, if the items are revalued.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end-of-year exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss. Gains and losses from changes in exchange rates are presented in the statement of profit or loss among "finance expenses, net".

3) Translation of financial statements of Group entities:

The results and financial position of Group entities, whose functional currency is different than the presentation currency, are translated into the presentation currency as follows:

(a)	Assets and liabilities for each statement of financial position statement presented are translated at the closing rate at the date of the statement of financial position;

(b)

Income and expenses for each statement of profit or loss are translated at average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(c)	All resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations whose functional currency is different than that of the Company are recognized in other comprehensive income. When a foreign operation is fully disposed of, exchange differences that were recorded in other comprehensive income are recognized in the statement of profit or loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from acquisition of foreign operations, are accounted for as assets and liabilities of the foreign operations and translated at closing rate. Exchange differences arising from the translation as aforesaid are carried to other comprehensive income.

d. Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term bank deposits, which are not restricted by liens, with original maturities of three months or less. For additional information about the restricted cash, see note 8 below.

F - 15

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

e. Inventory

Finished goods inventories purchased by the Company are stated at the lower of cost and net realizable value. Cost is determined on a moving average basis. The cost of inventory includes all acquisition costs, conversion costs and other direct costs incurred in bringing the inventory to its current location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The Group periodically reviews the condition and age of the inventory, and where necessary makes impairment provisions.

f. Property and equipment

Property, plant and equipment items are initially recognized at acquisition cost.  Subsequent costs are included as incurred in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a part of a property, plant and equipment item is replaced, its carrying amount is derecognized.

All other repair and maintenance costs are charged to the statement of profit or loss during the financial period in which they are incurred. Depreciation on assets is calculated using the straight-line method to depreciate their cost to their residual value over their estimated useful lives, as follows:

%
Computers and peripheral equipment	33
Rental of POS devices	20
Machinery and equipment	10

Leasehold improvements are depreciated by the straight-line method over the earlier of the term of the lease or the estimated useful life of the improvements.

The assets’ residual values, their useful lives and the depreciation method are reviewed and adjusted, if appropriate, at least once a year.

g. Intangible assets:

1) Research and development

Intangible assets arising from development projects or from internally-developed new products, development of internally-used operational systems and integration of external systems with the Group’s existing systems, are recognized as intangible assets, subject to the following conditions being met:

a)	The technical feasibility of completing the intangible asset so that it will be available for use exists;
b)	Management intends to complete the intangible asset and use or sell it;
c)	There is an ability to use or sell the intangible asset;
d)	The way the intangible asset will generate probable future economic benefits is demonstrable;
e)	The technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
f)	The expenditure attributable to the intangible asset during its development can be reliably measured.

F - 16

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.  Intangible assets (continued):

1)   Research and development (continued):

The Group monitors all its development projects to identify costs for recognition as an expense in profit or loss and costs for capitalization as an asset in the statement of financial position by making a distinction between:

(1)	Investments in new products (hardware and software), as opposed to expenses aimed at maintaining normal functionality;
(2)	Investment in integrations and opening markets; and
(3)	Investment in software for own use.

The Group reviews, in relation to each investment, whether it is designed to substantially enhance the functionality in a way that would increase the economic benefit flowing to the Group (i.e. higher revenue and/or cost savings).

Investments designed to enhance functionality in a way that would increase the economic benefit flowing to the Group are capitalized as an asset and presented within "goodwill and intangible assets, net" in the statement of financial position (subject to satisfying of the terms as instructed in IAS38 and listed in an extract above).

The main types of costs that are capitalized as an intangible asset as of December 31, 2022 and 2021 are:

(1)	Payroll costs and related expenses, which are attributed by the Group to the different projects that meet the conditions for capitalization;
(2)	Cost of subcontractors, which are specifically identified to projects that meet the conditions for capitalization.
(3)	Share-based payment expenses contributed apportionately with payroll and related suppliers expenses arise from development.

Research costs are expensed as incurred to the "research and development expenses" item in the statement of profit or loss. Research costs of the Group in the reported periods are immaterial to its financial statements.

Development costs designed to maintain normal functionality or insignificantly enhance functionality, as well as development costs that are not identified with a project that can be capitalized, are expensed as incurred to "research and development expenses" in profit or loss.

Research and development expenses that were previously expensed to profit and loss are not recognized as intangible assets in subsequent reporting periods. Development costs presented as intangible assets are amortized from the point in time in which the asset is available for use, on a straight-line basis, over their useful lives (5 years).

Development assets which have not yet reached the point in which the asset is available for use are tested for impairment every year.

2) Distribution rights

Distribution rights purchased as part of a business combination are recognized at fair value on the acquisition date. Separately purchased distribution rights are recognized at cost, plus directly attributable acquisition costs. The distribution rights have a definite useful life (20 years), and they are presented net of accumulated amortization on a straight-line basis.

3) Customer relationships

Customer relationships purchased as part of a business combination are recognized at fair value on the acquisition date. Separately purchased customer relationships are recognized at cost, plus directly attributable acquisition costs. The customer relationships have a definite useful life (10 years), and they are presented net of accumulated amortization on a straight-line basis.

F - 17

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g. Intangible assets (continued):

4) Technology

Technology purchased as part of a business combination is recognized at fair value on the acquisition date. Technology has a definite useful life (5-7 years) and is presented net of accumulated amortization on a straight-line basis.

5) Goodwill

Goodwill arising from the acquisition of a subsidiary represents the overall excess of: (1) the consideration transferred; (2) the amount of any non-controlling interests in the acquiree; (3) in a business combination achieved in stages, also the existing fair value as of the acquisition date of the Group’s previously held equity interest in the acquiree, over the net amount as of the acquisition date, of the identifiable assets acquired and the acquiree’s liabilities and contingent liabilities assumed.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, as from the acquisition date to each of the cash generating units or groups of cash generating units of the Group that are expected to benefit from the synergies of the combination.

Impairment testing of a cash generating unit to which goodwill was allocated is undertaken annually and whenever there is any indication of impairment of the cash generating unit, by comparing the carrying amount of the cash generating unit, including the goodwill, to its recoverable amount, which is the higher of its value in use and the fair value less costs to sell.

Any impairment loss is first allocated to write-down the carrying amount of any goodwill allocated to the cash generating unit, and afterwards to the remaining assets of the cash generating unit, on a proportionate basis using the carrying amounts of each asset of the cash generating unit.

Any impairment loss on goodwill is recognized immediately in profit or loss and is not subsequently reversed.

h. Impairment of non-financial assets

Intangible assets that have an indefinite useful life, such as goodwill, as well as intangible assets that are not yet available for use, are not amortized and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that such assets might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less selling costs and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows (cash-generating units).  Non-monetary assets, other than goodwill, that were impaired are reviewed for possible reversal of the impairment recognized in respect thereof at each statement of financial position date.

F - 18

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i. Leases:

The Group accounts for a contract as a lease contract if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration:

1) The Group as a lessee:

In transactions in which the Group acts as lessee, the Group recognizes a right-of-use asset against a lease liability on the commencement date of the lease contract, except in the case of lease transactions with a lease term of up to 12 months and lease transactions for which the underlying asset is of low value; in those cases, the Group recognizes the lease payments on a straight-line basis as an operating cost over the lease period.

As part of the measurement of the lease liability, the Group does not separate between lease and non-lease components, such as: management services, maintenance services and more, which are included in the relevant transaction.

The lease liability on the commencement date includes outstanding lease payments discounted by the interest rate implicit in the lease, if that rate can be readily determined, or by the lessee’s incremental borrowing rate. The Group used the incremental borrowing rate, which is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Subsequent to the commencement date, the Company measures the lease liability using the effective interest method.

The right-of-use asset on the commencement date is measured based on the lease liability plus lease payments paid on or before inception date plus initial direct costs and less lease incentives received. The right-of-use asset is measured using the cost model and depreciated over the shorter of its useful life and the lease period. When there are indications for impairment, the Group tests the right-of-use asset for impairment in accordance with the provisions of IAS 36.

2) The Group as a lessor:

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Subsequent to initial recognition, the Group regularly reviews the estimated unguaranteed residual value and applies the impairment requirements of IFRS 9, recognizing an allowance for expected credit losses on the lease receivables.

Finance lease income is calculated with reference to the gross carrying amount of the lease receivables, except for credit-impaired financial assets for which interest income is calculated with reference to their amortized cost (i.e. after a deduction of the loss allowance).

3) Subleases

In transactions where the Group leases an underlying asset (a head lease) and sub-leases that underlying asset to a third party (sublease), the Group checks whether the risks and rewards relevant to the right-of-use asset were transferred by, among other things, checking the sub-lease period in reference to the useful life of the right-of-use asset arising from the head lease.

F - 19

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i. Leases (continued):

3) Subleases (continued):

When substantially all the risks and rewards incidental to ownership of the right-of-use asset were transferred, the Group accounts for the sub-lease as a finance lease. At sublease commencement date, the leased asset is derecognized and a “receivable in respect of finance lease” is recognized in an amount equal to the present value of the lease proceeds discounted by the lease’s implicit interest rate. Any difference between the balance of the leased asset prior to derecognition and the receivable balance in respect of the lease is recognized in profit and loss.

j. Government grants

Government grants are recognized at fair value when there is reasonable assurance that the grant will be received and that the Group will meet all the terms attached thereto. A forgivable loan from a government is treated as a government grant when there is reasonable assurance that the Group will meet the terms for forgiveness of the loan.

Government grants relating to costs are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.

Government grants received as participation in research and development carried out by the Group fall into the scope of "forgivable loans" as defined in IAS 20 – “Accounting for Government Grants and Disclosure of Government Assistance”.

In cases where on the date on which the entitlement to receive the grant is established (hereafter – the “entitlement date”) the Group’s management concludes that there is no reasonable assurance that the grant to which the Group is entitled will not be repaid, the Group recognizes, on that date, a financial liability accounted for in accordance with the provisions applicable under IFRS 9 to financial liabilities measured using the effective interest method.

In cases where the Group’s management concludes that there is reasonable assurance that the grant received will not be repaid, or if it is not expected that the Company will be required to pay royalties in respect thereof, the grant is carried, at that date, to profit or loss as a reduction of research and development expenses.

If in subsequent periods the Group's management concludes for the first time that the grant will be repaid or that royalties will be paid by the Group in respect thereof, the Group recognizes a financial liability on that date, against profit or loss as an increase in research and development expenses. This liability will be measured at amortized cost in accordance with the provisions of IFRS 9 using the effective interest method. Amounts payable on account of repayment of the grant or as royalties are recognized as the settlement of the liability.

k. Financial instruments:

Classification of financial assets

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss and financial assets at amortized cost. The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows in respect thereof.

F - 20

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k. Financial instruments (continued):

Classification of financial assets (continued):

Financial assets at amortized cost are financial assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets at fair value through profit or loss are financial assets not classified into one of the categories of financial assets at amortized cost or financial assets at fair value through other comprehensive income.

These assets are classified as current assets, except if they are expected to be settled within more than 12 months after the statement of financial position date, in which case they are classified as non-current assets. The Group’s financial assets at amortized cost are included in the following items: “receivables in respect of processing activity”, “trade receivable”, “other current assets”, “cash and cash equivalents”, “short- term bank deposits”, “restricted cash transferable to customers in respect of processing activity”, “long-term receivables” and “long-term bank deposits” in the statement of financial position.

Recognition and measurement

Ordinary course purchase and sales of financial assets are recorded in the Group’s books of accounts on the date on which the asset is delivered to the Group or by the Group.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership associated with these assets. Financial assets at fair value through profit or loss are presented in subsequent periods at fair value. In subsequent periods, financial assets at amortized cost are measured based on the effective interest method.

Financial assets measured at fair value through profit or loss are initially recognized at fair value and transaction costs are carried to profit or loss. Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in profit or loss under “finance expenses, net”, in the period in which they are incurred.

Impairment of financial assets measured at amortized cost

The Group recognizes a provision for loss in respect of expected credit losses on debt instruments measured at amortized cost, lease receivables and assets in respect of contracts with customers that arise from transactions within the scope of IFRS 15.

At each statement of financial position date, the Group assesses whether the credit risk of the financial asset has increased significantly since it was initially recognized, whether assessed on an individual or collective basis. For that purpose, the Group compares the risk of default at the reporting date with the risk of default on the initial recognition date, taking into account all reasonable and supportable information that is available, including forward-looking information.

For financial assets that experience a significant increase in their credit risk since initial recognition, the Group measures the impairment for loss at the amount of expected credit losses over the entire life of the instrument. Otherwise, the provision for loss is measured at the expected credit loss in a 12-month period.

However, the Group measures the provision for loss at an amount equal to expected credit losses over the instrument’s life for trade receivables or assets in respect of contract with customers arising from transactions within the scope of IFRS 15, and for receivables in respect of lease, stemming from transactions within the scope of IFRS 16.

F - 21

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.   Financial instruments (continued):

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position, only when there is an immediate legally enforceable right (which is not conditional upon the occurrence of a future event) to offset the recognized amounts under all of the following circumstances: in the ordinary course of business, in the event credit default, insolvency or bankruptcy of the entity and of all counterparties, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Financial liabilities

Financial liabilities are classified as measured at amortized cost or at fair value through profit or loss.

Financial liabilities measured at amortized cost:

Upon initial recognition, the Group measures the financial liabilities at fair value, net of transaction costs. In subsequent periods these financial liabilities are measured at amortized cost. Any differences between the amount of initial recognition (net of transaction costs) and the redemption value are recognized in the statement of profit or loss over the term of the financial liability, in accordance with the effective interest method.

Fees paid in respect of receipt of a credit facility are recognized as transaction costs attributed to the relevant loan, to the extent that it is probable that a portion or all of the credit facility amount shall be utilized. In such a case, the recognition of fees is deferred until the funds are actually withdrawn as part of the loan. If there is no evidence that a portion or all of the credit facility will be utilized, the fee is capitalized as a prepaid payment in respect of financing services and amortized over the term of the relevant credit facility.

Financial liabilities measured at fair value through profit or loss:

The Group measures these financial liabilities at fair value. Transaction costs are recognized in profit or loss. Financial liabilities are classified as current liabilities, unless if the Group has an unconditional right to defer the settlement of the liability by at least 12 months after the end of the reporting period, in which case they are classified as non-current liabilities.

l. Trade receivables

Trade receivables are amounts due from customers for sales of POS devices or services performed in the ordinary course of business.

m. Trade payables

Trade payables are the Group’s obligations to pay for goods or services that have been rendered by suppliers in the ordinary course of business.

n. Income taxes

Income tax expense or benefits for the reported years include current and deferred taxes. Taxes are recognized in profit or loss, except for taxes arising from business combination and taxes relating to items carried to other comprehensive income or directly to equity, which are also recognized in other comprehensive income or equity, respectively, together with the item in respect of which they were created.

F - 22

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n. Income taxes (continued):

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted in the countries in which Group companies operate and generate taxable income at the statement of financial position date. The Group periodically evaluates the tax aspects applicable to its taxable income based on the relevant tax laws and makes provisions in accordance with the amounts expected to be paid to the tax authorities.

The Group recognizes deferred income tax using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The amount of deferred taxes is determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized for temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income. Deferred tax assets are recognized in respect of unused carryforward losses, if it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

The Group does not recognize deferred taxes on temporary differences arising on investments in subsidiaries, since the timing of the reversal of the temporary differences is controlled by the Group and it is probable that these temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are set off only if: (a) An enforceable legal right exists to set off current tax assets against current tax liabilities; and; (b) Deferred tax assets and liabilities relate to income tax imposed by the same tax authority on the same entity or on different entities that intend to settle the balances on a net basis.

o. Employee benefits:

1) Post-employment benefits:

a. Defined contribution plans

For most of its employees in Israel, the Company operates various pension and severance pay schemes which were approved in accordance with Section 14 to the Severance Pay Law. The schemes are generally funded through payments to insurance companies or trustee-administered funds.

These plans constitute defined contribution plans since the Company pays fixed contributions into separate and independent entities. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as an expense for employee benefits when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

F - 23

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.  Employee benefits (continued):

b. Defined benefit plans

Labor laws and agreements in Israel, and the practice of the Group, require it to pay retirement benefits to employees dismissed or retiring in certain other circumstances.  The amounts of benefits that such employees are entitled to receive upon retirement is based on the number of years of employment and the employee’s last monthly salary, subject to the conditions set in the agreements. These liabilities are accounted for as defined benefit plans.

Total retirement benefit obligation as recognized in the statements of financial position is the present value of the defined benefit obligation at the statement of financial position date, less the fair value of plan assets.  The defined benefit obligation is calculated annually by an independent actuary using the projected unit credit method.

The present value of the obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases) using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related liability.

The Company recognizes remeasurements of the net defined benefit obligations in other comprehensive income in the period in which they are incurred. Those remeasurements are created as a result of experience adjustments and changes in actuarial assumptions and differences between plan assets return and the amounts included in net interest on net defined benefit obligations.

Past and current service costs are recognized immediately in profit or loss under the payroll line items, while interest expenses on the net liabilities are recognized in expense on a current basis under the finance expenses line item.

 “Plan assets”, as defined in IAS 19, are measured at fair value, and they are deducted from the balance of the defined benefit obligation for statement of financial position presentation.

2) Other long-term benefits

Other long-term employee benefits are employee benefits that are not short term, post-employment and termination benefits, as defined in IAS 19. The liability for other long-term employee benefits is measured in the same way of measuring the obligation for defined benefit plans (see (1) above). However, remeasurements of other long-term employee benefits are not recognized in other comprehensive income, but to profit or loss.

3) Vacation and recreation benefits

Under labor laws in Israel every employee is legally entitled to vacation and recreation benefits, both computed on an annual basis.  This entitlement is based on the term of employment.  The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee.

F - 24

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o. Employee benefits (continued):

3) Vacation and recreation benefits (continued):

Where the Group expects that the liability in respect of the vacation pay benefit will be settled within 12 months from the end of the annual reporting period during which the employees provided the relating services, the liability in respect of this benefit is measured in accordance with the additional amount, which the Group expects to pay in respect of the unutilized benefit accrued as of the end of the reporting period. If the Group does not expect that the liability in respect of the vacation pay benefit will be settled in full within that period, the liability for this benefit is measured as a liability for other long-term employee benefits (see (2) above).

4) Bonus plan

During the year ended December 31, 2021, the Company’s management for the first time adopted a remuneration program for all of the Group’s employees (apart from sales people and apart from employees that are relatives of the Company’s controlling shareholders) in effect from 1 July 2021. According to the terms of the program, at the beginning of every calendar year (and in the current year at the beginning of the second half of 2021) personal annual targets shall be set for each employee, and pursuant to their fulfillment and to the Company’s general targets, the employees shall be entitled to bonuses.

p. Revenue recognition

The Group has revenues from sales of Point of Sales (POS) devices, software as a service (SaaS) and payment processing fees.

1) Revenue measurement

The revenue of the Group is measured at the amount of the consideration to which the Group expects to be entitled in exchange for transferring promised terminals or services to a customer, excluding amounts collected on behalf of third parties, such as certain selling taxes. Revenue is presented net of VAT and after elimination of intra-group revenue.

2) Timing of revenue recognition

The Group recognizes revenue when the customer obtains control of the promised goods or service under the contract with the customer. For each performance obligation, the Group determines, when entering into a contract, if it satisfies the performance obligation over time or at a point in time.

The group satisfies a performance obligation over time if one of the following criteria is met: (1) the customer is receiving and consuming the benefits of the Group’s performance as the Group performs; (2) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (3) the Group’s performance does not create an asset with an alternative use to the Group, and the Group has an enforceable right to payment for performance completed to that date.

F - 25

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

p. Revenue recognition (continued):

3) Types of revenues of the Group

Revenue from sales of POS devices

The Group sells POS devices to customers.

Pursuant to IFRS 15, goods or services promised to a customer are distinct if the customer can benefit from the good or service supplied (either on its own or together with other resources that are readily available); and the Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

The POS devices sold to the Group’s customers enable multiple functionalities. The sale of the POS device does not oblige the customer to purchase a full solution or to make a further purchase of the Group’s services. Accordingly, the POS devices constitute a performance obligation that is separate from the service component, and the Group recognizes revenues from sales of POS devices at a point in time, when control of the POS devices is transferred to its customers.

SaaS revenue and payment processing fees (hereafter –"Recurring revenue")

The Group provides management services and payment processing services. The consideration for the management services includes monthly fees in respect of each POS device. The consideration for the payment processing fees includes processing services, which are mostly calculated as a percentage of the transaction’s value and/or a defined fee for each processed transaction. Payment is made per the normal payment terms of the Company, which are generally 15 to 60 days from the date of the invoice. The revenue from those services is recognized in the period the services are rendered.

The Group recognizes the payment processing fees collected from its customers on a gross basis, since the Group controls the specified services before it is transferred to the customers, in accordance with the provisions of IFRS 15. In particular, the Group is primarily responsible for fulfilling the promise to provide the payment processing services to the customer, and the Group has discretion in establishing the price for the specified services. As a payment service provider, the Group acts as a merchant of record for its merchants. The Group bears the risk of chargebacks if amounts cannot be recovered from the customer. The fees paid to the processing companies are recognized as expenses under cost of revenue.

Allocation of the consideration in transactions that include the sale of POS devices and the above related services is based on the relative stand-alone selling price of each performance obligation based on the price at which a good or service is sold separately.

q. Share-based payments

From time to time, the Group’s Board of Directors approves plans for the award of options to the Group’s employees and suppliers, whereby the Group receives services from its employees and/or suppliers in consideration for equity instruments (options) of the Group.

The amount recognized for share-based payments to employees is determined in reference to the fair value of the options granted on the grant date. Non-market vesting terms are included among the assumptions used to estimate the number of options expected to vest, such that the expense is recognized during the vesting period, which is the period in which the employee is required to complete the set service period. As to other service providers, the cost of the transactions is measured in accordance with the fair value of the goods or services received in return for the equity instruments that were granted. Where it is not possible to measure reliably the fair value of the goods or services received in consideration for equity instruments, they are measured at the fair value of the granted equity instruments.

F - 26

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

q.   Share-based payments (continued):

At each statement of financial position date, the Group revises its estimates as to the number of options expected to vest, based on the non-market vesting and service conditions, and recognizes the impact of the change compared to the original estimates, if any, in the statement of profit or loss, with a corresponding adjustment to equity.

r. Earnings (Loss) per share

The computation of basic earnings (loss) per share is based on the profit (loss) attributable to holders of ordinary shares, divided by the weighted average number of ordinary shares in issue during the period, excluding treasury shares. When calculating the diluted earnings (loss) per share, the Group adds to the average number of ordinary shares outstanding, that was used to calculate the basic earnings per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares. Said potential shares are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share).

s. Provisions

Provisions are recorded in the books of accounts when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

t. New International Financial Reporting Standards, amendments to standards and new interpretations:

1) Amendment to IAS 1 "Presentation of Financial Statements" (hereinafter – "Amendment to IAS 1")

The amendment clarifies, among other things, that:

(a) The Amendment to requires companies to disclose their material accounting policy information rather than their significant accounting policies.

(b) The amendment defines what is ‘material accounting policy information’ and explains how to identify when accounting policy information is material. The amendment further clarifies that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.

(c) The Amendment to IAS 1 is applicable for annual periods beginning on or after 1 January 2023. According to provisions of the amendment, early adoption is permitted.

The Company is currently evaluating the effects of adopting the Amendment to IAS 1 on its financial statements.

F - 27

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2. Amendment to IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" (hereinafter: "Amendment to IAS 8")

(a) The amendments to IAS 8 clarify how entities should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events, and also to present events and present transactions.

(b) The Amendments to IAS 8 will be applied retrospectively for annual periods beginning on or after January 1, 2023. According to provisions of the Amendments, early adoption is permitted. Initial application of Amendments to IAS 8 is not expected to have material impact on the Group's consolidated financial statements.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

As part of the financial reporting process, the Group’s management is required to make certain assumptions and estimates that affect the value of assets, liabilities, income, expenses and some of the disclosures provided in the Group’s consolidated financial statements. By their nature these estimates may be subjective and complex and may therefore differ from actual results.

The accounting estimates and judgments used in the preparation of the financial statements are continually reviewed and are based on historical experience and other factors, including expectations as to future events that are believed to be reasonable under the current circumstances.

Set forth below is a description of the material accounting estimates and judgments used in the preparation of financial statements, at the formulation of which the Group was required to make assumptions as to circumstances and events involving significant uncertainty. The Group takes into account, as applicable, the relevant facts, historical experience, impact of external factors and reasonable assumptions in accordance with the circumstances.

1) Development assets

The Group capitalizes development costs and recognizes them as intangible assets in accordance with the accounting policy listed in note 2(g). In accordance with this policy, costs incurred in respect of development projects are recognized as development assets only when a number of conditions listed in that note are met, whereas other development expenses, that do not meet these terms, are recognized as an expense in profit or loss as incurred.

The Group’s management exercises judgment as to the fulfillment of the conditions allowing capitalization of development costs for each of the development projects it implements; in cases where management determines that those conditions are, indeed, met, development assets are recognized at the amount of the development costs invested in the project.

The Group’s management also determines the relating estimated useful life and amortization expenses of the said development assets. The estimate is based on the projected period for the marketing of the products to be developed on the basis of the said development assets. These estimates may change significantly as a result of technological innovations and the activity of the Group’s competitors, in response to extreme cyclical changes in the sector.

The Group's management shall increase the amortization expenses when the estimated useful life will decrease compared to previous estimates, or, alternatively, it shall recognize impairment or write-off development assets that have become technologically obsolete.

F - 28

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued):

2) Distribution rights, customer relationship and technology

Distribution rights, customers relationship and technology recognized as a result of business combinations carried out by the Group are amortized on an ongoing basis on a straight-line basis in accordance with expected useful life. The Company assesses the need to change the intangible assets’ useful lives on an ongoing basis.

3) Determining the lease terms and the discount rate in respect thereof

The Group applies IFRS 16 to account for leases. In determining the lease term and determining the discount rate of a lease liability, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Based on historical experience and its business plans, the Company assesses whether it is expected that the extension options included in the lease agreements it entered into shall be exercised or not.

4) Fair value of share-based payments

The fair value of the Group's equity instruments that were granted to its employees and consultants is determined using valuation methods. Fair value of stock-option awards was determined using a the Black-Scholes option pricing model,  which requires a number of assumptions, of which the most significant are the expected share price, volatility, and the expected option term. Expected volatility was calculated based on comparable public companies in the same industry. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

5) Deferred tax assets

Deferred tax assets are recognized in respect of carryforward losses and unused deductible temporary differences, if it is probable that future taxable income will exist against which they can be utilized. A management estimate is required to determine the amount of the deferred tax asset that can be recognized based on the timing, amount of expected taxable income, its origin and tax planning strategy.

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow interest rate risk), credit risk and liquidity risk. The Group's risk management plan focuses on the uncertainty of the financial markets seeking to minimize potential negative impacts on the Group’s financial performances. Group’s risk management is carried out under policies approved by senior management. This policy relates to management of foreign exchange risks, market risks and cash management risks.

1) Market risks:

a) Foreign exchange risks

The Group operates internationally and is exposed to fluctuations in exchange rates of various currencies, primarily with respect to the exchange rates of the NIS, Euro, GPB and AUD against the US Dollar.

Foreign exchange risks arise from commercial transactions, assets or liabilities, or net investments in foreign operations which are denominated in a currency which is not the entity’s functional currency.

F - 29

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT (continued):

Financial risk factors (continued):

1) Market risks (continued):

a) Foreign exchange risks (continued):

Foreign exchange risks arise when future commercial transactions or recognized assets and liabilities are denominated in a currency which is not the entity’s functional currency.

The following table presents a sensitivity test as of December 31, 2022, 2021 and 2020 to reasonably possible changes in the exchange rates, when all other variables remain unchanged. The impact on pre-tax income of the Group is due to changes in financial assets and liabilities.

		Sensitivity test for changes in exchange rate
Foreign currency	Years	Income (loss) from change
		10% increase in exchange rate	10% decrease in exchange rate
		USD in thousands
NIS	2022	(2,168)	2,168
	2021	1,408	(1,408)
	2020	(2,777)	2,777
EUR	2022	1,288	(1,288)
	2021	788	(788)
	2020	126	(126)
GPB	2022	713	(713)
	2021	824	(824)
	2020	167	(167)
AUD	2022	201	(201)
	2021	184	(184)
	2020	89	(89)

b) Risk in respect of interest rate change

Risks related to interest rates stem from changes in interest rates, which may have an adverse effect on the Group’s net income or cash flows. Changes in interest rates trigger changes in the Group’s interest income and expenses in respect of interest-bearing assets and liabilities.

The Company does not have material assets or liabilities bearing variable interest, as it has only loans from an Israeli bank which have the Prime interest's impact, which the effect of possible changes in Prime rate with that respect is immaterial. Therefore, the Group’s revenues and operating cash flows are not materially impacted from changes in market interest rates.

2) Credit risks

Credit risk is managed on a Group level. Credit risks arise mainly from cash and cash equivalents, bank deposits and credit exposures to receivables. The Group carries out a risk assessment by assessing the credit quality of each customer, taking into account the customer's financial position, past experience and other factors. The Group settles the processing fee before remitting funds to the customers.

F - 30

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT (continued):

2) Credit risks (continued):

Based on the above, the loss balance for trade receivables as of December 31, 2022 and 2021 was determined as follows:

December 31, 2022	Not overdue	Over 30 days overdue	Over 60 days overdue	Over 120 days overdue	Total
	US Dollar in thousands
Gross carrying amount – trade receivables	17,361	1,439	1,818	9,226	29,844
Less – provision of allowance for credit loss	-	-	-	(2,432)	(2,432)
Trade receivable	17,361	1,439	1,818	6,794	27,412

December 31, 2021	Not overdue	Over 30 days overdue	Over 60 days overdue	Over 120 days overdue	Total
	US Dollar in thousands
Gross carrying amount – trade receivables	10,590	3,259	1,025	6,013	20,887
Less – provision of allowance for credit loss	-	-	-	(1,549)	(1,549)
Trade receivable	10,590	3,259	1,025	4,464	19,338

Most of the Group’s cash and cash equivalents as of December 31, 2022 and 2021 were deposited with Israeli, European and American banks.

In the opinion of the Group, the credit risk arising from those balances with banks is low.

In respect of the processing activity, the Group has a restricted cash balance for transfer to customers and is also entitled to receive proceeds from international processing companies. In the opinion of the Group, the credit risk arising from the balances with those processing companies is low.

3) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and credit facilities to fund operations. In view of the dynamic nature of its business activity, the Group maintains financing flexibility through maintaining the availability of credit facilities from banks, loans from shareholders and investments in share capital.

F - 31

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT (continued):

3)  Liquidity risk (continued):

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts presented in the table represent undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total
	US Dollars in thousands
December 31, 2022:
Short-term loans	7,874	-	-	-	7,874
Long-term bank loans	1,136	1,515	-	-	2,651
Long-term loans from others	3,917	3,699	-	-	7,616
Liability in respect of purchase of servers	193	177	-	-	370
Lease liabilities	2,402	2,392	3,400	483	8,677
Payables in respect of processing activity	63,336	-	-	-	63,336
Trade payables	14,574	-	-	-	14,574
Other payables	17,229	-	-	-	17,229
Total	110,661	7,783	3,400	483	122,327

	Less than one year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total
	US Dollars in thousands
December 31, 2021:
Long-term bank loans	2,547	1,286	1,714	-	5,547
Long-term loans from others	3,069	231	-	-	3,300
Liability in respect of purchase of servers	322	218	193	-	733
Lease liabilities	1,924	1,525	4,024	293	7,766
Payables in respect of processing activity	42,826	-	-	-	42,826
Trade payables	9,136	-	-	-	9,136
Other payables	10,718	-	-	-	10,718
Total	70,542	3,260	5,931	293	80,026

Group Management periodically reviews the ratio between future cash flows that will arise from maturities of its liabilities and the future cash flows that will arise from maturities of its financial assets; where necessary, the Group changes its liability mix and the timing of their maturity.

4) Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stockholders and to maintain an optimal capital structure to reduce the cost of capital.

From time to time the Group assesses, as applicable, the need to raise funds from external investors.

F - 32

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT (continued):

4) Capital risk (continued):

Changes in financial liabilities, the cash flows in respect of which are classified as cash flows from financing activities:

	Short-term credit	Long-term bank loans	Loans from others	Lease liabilities	Other liabilities	Total
	US Dollars in thousands
Balance at January 1 2022	-	5,166	3,220	6,895	721	16,002

Changes in 2022:
Liabilities added in respect of new leases	-	-	-	2,014	-	2,014
Other liabilities added in respect of long-term loans and short-term credit from banks	5,874	-	6,908	-	-	12,782
Liabilities added in respect of acquisitions	2,000	-	-	1,696	-	3,696
Cash flows paid	-	(2,282)	(2,577)	(2,146)	(288)	(7,293)
Amounts recognized in profit or loss and other changes	(190)	(388)	(184)	(309)	(71)	(1,142)
Balance at December 31 2022:	7,684	2,496	7,367	8,150	362	26,059

Balance at January 1 2021	11,589	7,329	5,703	6,474	994	32,089

Changes in 2021:
Liabilities added in respect of new leases	-	-	-	1,428	-	1,428
Cash flows paid	(11,393)	(1,971)	(2,175)	(1,406)	(295)	(17,240)
Amounts recognized in profit or loss and other changes	(196)	(192)	(308)	399	22	(275)
Balance at December 31 2021:	-	5,166	3,220	6,895	721	16,002

Balance at January 1 2020	8,030	3,253	2,328	5,905	632	20,148

Changes in 2020:
Liabilities added in respect of new leases	-	-	-	1,235	-	1,235
Other liabilities added in respect of suppliers of property, plant and equipment	-	-	-	-	575	575
Cash flows received	2,976	4,734	3,804	-	-	11,514
Cash flows paid	-	(1,003)	(920)	(1,498)	(280)	(3,370)
Amounts recognized in profit or loss	583	345	491	832	67	1,987
Balance at December 31 2020:	11,589	7,329	5,703	6,474	994	32,089

F - 33

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - SEGMENT REPORTING

The Group operates in a single reportable segment; the center of its activities is in Israel, and most of its sales are carried out in USA, Europe (excluding UK), UK, Australia, Israel and the rest of the world.

Set forth below is a breakdown of revenues from external parties by geographic regions:

	For the year ended December 31
	2022	2021	2020
	US Dollars in thousands
USA	60,270	36,887	23,676
Europe (excluding UK)	48,664	36,475	26,296
UK	21,931	16,577	11,097
Australia	17,235	12,672	7,975
Israel	14,129	10,764	5,826
Rest of the world	11,285	5,759	3,913
	173,514	119,134	78,783
Set forth below is a breakdown of the non-current assets, excluding deferred tax assets and financial assets, by geographic regions:
	For the year ended December 31
	2022	2021
	US Dollars in thousands
Israel	60,459	52,415
USA	6,863	4,799
Rest of the world	2,096	459
	69,418	57,673

In 2022, 2021 and 2020, the Group did not have any single customer representing 10% or more of its sales.

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES

a. Nayax Retail Ltd. (formerly: UPITec Software Ltd.)

In March 2020 (hereinafter – "closing date"), the Company entered into an agreement for the acquisition of the shares of UPITec Software Ltd, which was later renamed Nayax Retail Ltd. (hereinafter - "Nayax Retail"). Nayax Retail specializes in providing universal computing solutions for retailers on the basis of the SAP Business One information system. Under the terms and conditions of the agreement, the Company acquired a 51% equity interest in Nayax Retail upon deal closing, for NIS 5.1 million (approx. $1.43 million) which are payable as follows:

1.          NIS 3 million ($0.85 million) in cash on closing date.

2.          NIS 2.1 million ($0.58 million) payable in four equal monthly installments, beginning on the first month after closing date.

The remaining shares represent a 49% interest, were supposed to be acquired by the Company over five years, for an aggregate consideration of NIS 4.9 million (approx. $1.5 million), payable in five equal installments (hereinafter: the “Additional Consideration”).

F - 34

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES (continued):

a. Nayax Retail Ltd. (formerly: UPITec Software Ltd.) (continued):

Additionally, in the event of a qualifying transaction (as defined in the agreement), the additional acquisitions would be accelerated, and performed within 14 business days from the date of the qualifying transaction. Accordingly, and given the completion of the initial public offering by the Company (see note 1), the entire additional consideration, as above, was paid at the end of May 2021 against the transfer of all Nayax Retail’s shares to the Company. The Company performed a purchase price allocation study (PPA). As part of the PPA, the assets and liabilities were measured and presented at fair value, including technology and customer relationships that were included in intangible assets.

Additionally, due to the fact that the Company and the sellers engaged in a forward contract for the acquisition of the remaining 49% interest in Nayax Retail, the Group accounted for this as an acquisition of the entire share capital of Nayax Retail with a correspondent liability for the forward contract.

The following table presents the consideration in respect of the acquisition of Nayax Retail, the amounts recognized in respect of the assets purchased and the liabilities assumed on purchase date, at fair value:

USD in thousands
Cash paid	855
Deferred consideration	580
Liability for forward contract for acquisition of subsidiary	1,348
Total consideration	2,783

Amounts recognized in respect of identifiable assets
purchased and liabilities assumed:
Cash and cash equivalents	169
Trade and other receivables	218
Property, plant and equipment	7
Accounts payable	(236)
Post-employment obligation	(47)
Technology	632
Customer relationships	414
Deferred tax liabilities	(241)
Total identifiable assets, net	916
Goodwill	1,867
Total consideration	2,783
Cash flows in respect of the purchase included in
cash flows from investing activities
Cash paid	855
Cash and cash equivalents of the subsidiary	(169)
Purchase of subsidiary, net of purchased cash, as
presented in cash flows from investing activities	686

The following is information about revenue and losses of the Group under the assumption that the Nayax Retail transaction was completed on January 1, 2020:

(1) The Group’s revenues in 2020 would have been $79,045 thousand compared to $78,783 thousand as reported.

(2) The 2020 loss would have been $6,163 thousand compared to a loss of $6,083 thousand as reported.

Nayax Retail's revenue and net loss as reported in the consolidated financial statements since acquisition date and through the end of the acquisition year was $2,011 thousand and $872 thousand, respectively.

F - 35

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES (continued):

b. Agreement to acquire Weezmo Technologies Ltd

On January 7, 2021 (hereinafter: the "Acquisition Date"), the Company entered into an agreement with Weezmo Technologies Ltd. ("Weezmo"), which is active in the interactive receipts business in Israel and worldwide, and with seven of Weezmo shareholders and five option holders, according to which the Company acquired preferred shares from three Weezmo shareholders (hereinafter: the "Sellers"), representing 36.13% (31.59% on a fully-diluted basis) of Weezmo's issued share capital. According to the agreement, the consideration to two of the Sellers will be a total of $300 thousand in cash, such that on Acquisition Date, the Company paid $100 thousand and three months after Acquisition Date it paid an additional amount of $200 thousand (hereinafter: the "Cash to Two of the Sellers") in exchange for 5.78% (5.06% fully diluted) of Weezmo's issued share capital.

The consideration to the third Seller (hereinafter: the "Third Seller") is $3.2 million in cash or alternatively through issue of 1,909,716 ordinary shares of the Company to the Third Seller (hereinafter: the "Liability to the Third Seller"), at the discretion of the Company, with the number of shares issued under that alternative being subject to adjustments, as described in the agreement.

In addition, each of Weezmo's additional shareholders (including option holders) with whom the Company entered into the agreement (hereinafter: the "Joining Shareholders") granted the Company a call option to purchase all the ordinary shares of Weezmo or the options held by them (representing a 43.73% stake, or 41.68% on a fully-diluted basis) (hereinafter: the "Call Options"). The Call Options can be exercised by the Company during the thirty-six-month period starting on Acquisition Date. In general, the consideration to all Joining Shareholders for an exercise of the Call Options will be a cash amount of $2.6 million, or alternatively, through an issue of 1,706,213 ordinary shares of the Company to the Joining Shareholders, at the Company's discretion, with the number of shares issued under this alternative being subject to adjustments, as described in the agreement. However, in certain circumstances as stipulated by the agreement, the Joining Shareholders had the right to require the Company to pay some of the consideration in cash.

In addition, the Company granted each of the Joining Shareholders a put option to sell to the Company all shares of Weezmo they hold (hereinafter: the "Put Options"). The Put Options can be exercised by each of the Joining Shareholders starting from the Acquisition Date until the earlier of: (a) 36 months after Acquisition Date (or until another date to be agreed in writing between the Company and any Joining Shareholder); and (b) closing of an initial public offering of the Company's shares (hereinafter: "IPO"); and (c) the closing of the sale of all or substantially all shares of the Company to a third party ("Exit").

The consideration to all Joining Shareholders for the exercise of the Put Options will be $2.6 million in cash or alternatively an allotment of 1,455,301 ordinary shares of the Company to the Joining Shareholders, at the discretion of the Company, with the number of shares issued under that alternative being subject to adjustments, as described in the agreement.

Notwithstanding the above, to the extent that the Put Options are exercised before and subject to closing an IPO or an Exit by Nayax, the number of shares the Company would allot to the Joining Shareholders is a total 1,580,758 ordinary shares. Even in this case, under certain circumstances that are detailed in the agreement, the Joining Shareholders may demand that the Company pay some of the consideration in cash.

Note that the election of the Company to pay in cash to Put and Call Option holders is limited to a period of six months, from Acquisition Date.

On Acquisition Date, the Company received all voting rights of the Sellers and the Joining Shareholders, and also received and exercised the right to appoint all directors on the board of Weezmo. Accordingly, beginning on Acquisition Date, the Company controls Weezmo and includes it in the consolidated financial statements. The portion of Weezmo's income attributed to owners of the Company also includes the portion of non-controlling interest to whom the Company issued the Put Options and from whom it received the Call Options. Accordingly, the rate of non-controlling interests reflected in the Company’s consolidated financial statements of Acquisition Date is approximately 20%.

F - 36

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES (continued):

b. Agreement to acquire Weezmo Technologies Ltd (continued):

The consideration for the business combination comprises a number of elements, as follows:

▪    The Cash to Two of the Sellers, as defined above;

▪    The Liability to the Third Seller, as defined above; and

▪    The liability for the arrangement that includes the Put Options and Call Options, as defined above.

The Company recognized financial liabilities for the Liability to the Third Seller and its liability for the arrangement that includes the Put Options and the Call Options. The Company elected to allocate the entire Put and Call Options instrument as financial liability measured at fair value through profit or loss, as permitted by IFRS 9 to account for a financial liability with an embedded derivative.

Eventually, the Company opted to pay in cash the entire consideration for Weezmo’s shares.

The fair value of the liability to the Third Seller and the liability to the overall put and call options arrangement as of the Acquisition Date and close to the date of actual payment was $5.3 million and $5.8 million, respectively. The difference, at $0.5 million, was recognized in the "finance expenses, net" item in the income statement.

The Company engaged with an external valuer for measuring the fair value of acquisition consideration and its allocation to the assets acquired and liabilities assumed in the acquisition.

The following table presents the consideration for the acquisition of Weezmo, the non-controlling interests and the amounts recognized for assets acquired and liabilities assumed on acquisition date, at fair value:

USD in thousands
The Cash to Two of the Sellers	300
The Liability to the Third Seller	2,937
The liability for the arrangement that includes the Put Options and Call Options	2,386
Total consideration	5,623

Amounts recognized on acquisition date:
Cash and cash equivalents	202
Trade and other receivables	98
Property, plant and equipment	3
Trade payables	(25)
Other Payables	(240)
Technology	769
Customer relations	2,478
Deferred tax liability	(747)
Total identifiable assets, net	2,538
Goodwill (*)	4,615
Less non-controlling interests (**)	(1,530)
Total Consideration	5,623
Cash flows in respect of the acquisition, as presented in cash flows from investing activities
Cash paid	(100)
Cash and cash equivalents of subsidiary included in consolidated for the first time	202
Acquisition of subsidiary, less cash acquired, as presented in cash flows from investing activity	102

F - 37

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES (continued):

b. Agreement to acquire Weezmo Technologies Ltd (continued):

(*)	Goodwill is not deductible for tax purposes and arises mainly from projected synergies with activities of the Group and from workforce that does not qualify for recognition as a separate asset.
(**)	Non-controlling interests were measured at fair value on acquisition date.

During the period ended December 31, 2021, Put Options representing 43.73% of Weezmo's share capital (41.68% on a fully diluted basis) were exercised in exchange for $2.6 million in cash, and the consideration to the Third Seller totaling $3.2 million was paid.

In May 2021, an agreement was signed with all holders of non-controlling interests whereby the Company acquired their entire interest in Weezmo for $1.25 million, payable in nine cash installments. Through December 31, 2021, an amount of $1,069 thousand was paid. Consequently, the Company’s interest in Weezmo increased to 100%.

The additional revenue included in the consolidated income statement since Acquisition Date resulting from consolidating Weezmo's results was $534 thousand during the year. Additionally, the consolidation of Weezmo resulted in an increase of $576 thousand in the loss for the year.

c. On Track Innovation Ltd.

On January 19, 2022 the Company entered into a binding term sheet with On Track Innovations Ltd. (hereinafter - "OTI"), according to which the parties shall engage in a two-phase transaction, where in the first phase the Company shall provide a loan to OTI (hereinafter - "Loan") and thereafter the Company and OTI shall negotiate to acquire 100% of OTI’s shares by way of reverse triangular merger (hereinafter - "Merger").

On January 27, 2022, the Company executed a Loan agreement with OTI, according to which the Company extended a Loan to OTI totaling $5.5 million to repay its outstanding debts. The Loan will be repaid in two years, bearing a 10% annual interest rate. The loan shall be secured by a floating charge over OTI's assets.

According to the Loan Agreement, the Company may, in its sole discretion, extend the Loan with additional amounts, in order to pay to any creditor of OTI from the date of the Loan agreement and until the closing of the Merger in order to allow OTI to continue to operate in the ordinary course (hereinafter - "Additional Amounts"). Additional Amounts, if any, will be deemed to be as part of a Loan and the terms of the Loan will apply to them in full.

On April 25, 2022 and on July 5, 2022 the Company extended OTI an additional loan amount of $1 million and $1.6 million, respectively. The loan is accounted for as a financial asset at fair value through profit or loss.

If the Merger agreement will not be put to the vote of the shareholders of OTI or if it will not be approved by the shareholders of OTI by the dates in the Loan agreement, for a reason that is not directly and exclusively related to the Company, then (a) the Company shall have the right to either demand the immediate repayment of the Loan from OTI only, or convert it into OTI's equity based on the determined price in the Loan agreement (b) if the Company elected not to demand the immediate repayment or conversion, the interest on the Loan shall be increased to the mentioned interest rate in the Loan agreement, and (c) OTI shall pay, upon demand by the Company, to the Company an agreed amount in the Loan agreement.

On March 17, 2022, the merger agreement with OTI were completed under the preliminary terms as noted at the binding sheet which OTI will become a private wholly-owned subsidiary of the Company. On May 10, 2022, OTI's general assembly of shareholders approved the Merger agreement.

F - 38

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES (continued):

c. On Track Innovation Ltd. (continued):

On June 9, 2022, the transactions under the Merger Agreement were completed and the shareholders of OTI received from the Company an aggregate cash consideration of $4.5 million. The cash consideration was paid in full on July 18, 2022 and the long-term liability OTI received from the Company, as part of the first phase of the merger considerations, was eliminated in the consolidated financial statements.

The following table presents the consideration for OTI's merger and the amounts recognized for assets acquired and liabilities on the of the merger, at fair value:

As of June 9, 2022
USD in thousands
Cash to OTI's shareholders (***)	4,500
Total consideration	4,500

Amounts recognized on merger date:
Cash and cash equivalents	440
Trade receivables	983
Inventory	3,569
Other receivables	1,397
Right of use assets, net	1,722
Property and equipment, net	660
Other assets, net	145
Technology	1,711
Customer relations	5,046
Short-term bank loans	(2,001)
Trade payables	(1,392)
Other payables	(1,982)
Lease liability	(1,696)
Other long term liabilities	(69)
Long term liability from the Company (*)	(6,757)
Total identifiable assets, net (**)	1,776
Goodwill	2,724
Total Consideration	4,500
Cash flows in respect of the acquisition, as presented in cash flows from investing activities
Cash and cash equivalents of subsidiary included in consolidated for the first time	440
Acquisition of subsidiary, less cash acquired, as presented in cash flows from investing activity	440

(*) The long-term liability from the Company was eliminated in the consolidated financial statements.

(**) Due to accumulated loss for tax, deferred tax liabilities were offset up to their aggregated value recognized at the day of the acquisition.

(***) The consideration was fully paid in July 2022.

The following is information about revenues and losses of the Group under the assumption that the OTI transaction was completed on January 1, 2022: (1) The Group’s revenues for the year ended December 31, 2022, would have been $179,008 thousand, compared to $173,515 thousand as reported, and; (2) The Group's losses for year ended December 31, 2022, would have been $42,166 thousand compared to $37,332 thousand as reported.

The additional revenue included in the consolidated income statement since Acquisition Date resulting from consolidating OTI's results was $7,610 thousand during the year. Additionally, the consolidation of OTI resulted in an increase of $909 thousand in the loss for the year.

F - 39

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES (continued):

d. Agreements for the acquisition of the shares of Tigapo Ltd.

On February 4, 2021, the Company entered into a memorandum of understanding (hereinafter: "the First Memorandum of Principles") with Tigapo Ltd. (hereinafter: "Tigapo"), which is developing a smart, cloud-based system for management of gaming arcades. According to the First Memorandum of Principles, the Company invested $300 thousand in Tigapo under a Simple Agreement for Future Equity (SAFE) against a right for allotments of shares in a future investment event in Tigapo at an amount that may not be less than $1.5 million.

In May 2021, the Company acquired Tigapo shares constituting 33.39% (fully diluted) of its capital from a number of shareholders in consideration for a cash payment of $2.1 million (hereinafter: the “Existing Shares”).

In the third quarter of 2021, an additional acquisition agreement was signed in which the Company increased its interest in Tigapo for a $6.8 million consideration, composed of a number of elements, as indicated below:

▪	$4 million in cash (hereinafter: the "Additional Investment Amount");
▪	Conversion of the investment in SAFE, as indicated above;
▪	Obligation to provide future consulting services by the Company to Tigapo in the Company's areas of expertise over 3 years, as well as granting a license to use the Nayax brand name;
▪

The Company issued to Tigapo a put option enabling an additional investment of up to $1 million under the same terms applied to the Additional Investment Amount (hereinafter: the "Liability for Put Option"). The put option is a liability financial instrument measured at fair value through profit or loss.

▪

A put option granted by the Company to the remaining shareholders for the sale of the remaining shares of Tigapo and a call option that the remaining shareholders of Tigapo granted the Company to acquire the remaining shares of Tigapo (hereinafter: the "Liability for overall arrangement of put option and call option"). The options are accounted for as a financial liability and a financial asset, respectively, both measured at fair value through profit or loss. The Company presents an asset and a liability for the overall arrangement of the put and call options, which are presented as a net item in the financial statements

After entering into the agreement discussed above, the Company holds shares of Tigapo, representing 53.55% of its issued share capital. The other shareholders of Tigapo have substantial rights in relation to relevant activities of the investee, which prevents the Company from gaining control over Tigapo. Therefore, the investment is accounted for as an investment in an associate using the equity method. The Company engaged with an external valuer for calculating the fair value of acquisition consideration and its allocation to the assets acquired and liabilities assumed under the acquisition. The following table presents the increase in the overall investment in the third quarter of 2021:

U.S. dollars in thousands
Cash for the Additional Investment Amount	4,000
Investment in SAFE	300
Obligation to provide Services to Tigapo	312
Liability for Put Option (*)	372
Liability for overall arrangement of put option and call option (*)	1,777
Total consideration	6,761

(*) The financial instruments are measured at fair value and included under level 3. The valuation is performed once quarterly by an external valuer. During the year ended December 31, 2022 and 2021, the Company recognized income of $608 thousand and expense of $93 thousand, respectively, for the options valuation in the "finance expenses, net" item in the income statement.

The share of the Company in losses of associates accounted for by the equity method amounted to $1,794 thousand during the year ended December 31, 2022. Tigapo is a private company and its shares do not have a quoted market price.

F - 40

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES (continued):

e. A cooperation agreement for the creation of Nilus Ltd.

On December 10, 2020, Nayax Retail Ltd (hereinafter: "Nayax Retail"), a subsidiary of the Company, engaged with some of the largest distribution companies in the Israeli economy, in a cooperation agreement by way of a shareholders’ agreement for the incorporation of a new company called Nilus for Businesses Ltd. (hereinafter: "Nilus"), with Nayax Retail holding 12% of Nilus’s issued and paid-up capital.

In May and August 2021, the shareholders extended a shareholders’ loan to Nilus at the total amount of NIS 12 million (approximately $3.7 million), with Nayax Retail’s share in the loan amounting to NIS 1,440 thousand (approximately $446 thousand) (hereinafter: the “Shareholders’ Loan”).

In March and October 2022, the shareholders extended a shareholders’ loan to Nilus at the total amount of NIS 10 million (approximately $2.9 million), with Nayax Retail’s share in the loan amounting to NIS 1,200 thousand (approximately $598 thousand) (hereinafter: the “Shareholders’ Loan”).

The amount of the Shareholders’ Loan bears annual interest at the maximum rate set in Section 3(j) to the Income Tax Ordinance. The loan (principal and interest) is repayable in one installment within 36 months from the date of signing the Loan Agreement. Nevertheless, Nilus is entitled to extend the term of the loan for additional periods at its discretion.

The amount paid is presented under “other long-term assets” in the statement of financial position as of December 31, 2022.

f. Restructuring of the Company and Dually Ltd.

According to an agreement signed between the controlling shareholders of the Company, the Company and Dually, according to an in-agreement tax ruling that was received from the Israel Tax Authority, and after receiving an approval from the Company's board of directors and the shareholders meeting dated April 1, 2021, a three-part restructuring process was performed on April 1, 2021 (which is tax exempt under the provisions of Sections 104B, 103T and 104C to the Income Tax Ordinance [New Version] (the "Ordinance"), the end result of which was that all shares of Dually were transferred to the Company (such that Dually became a wholly owned subsidiary of the Company), and 281,202,800 dormant shares (as this term is defined by Section 308(a) of the Companies Law) were created. On April 1, 2021, the Company eliminated all said dormant shares.

Following the above, the Company consolidates Dually’s financial statements as from April 1, 2021.

The restructuring is accounted for in the Company’s financial statements as a business combination under common control with initial recognition based on book value amounts of Dually. As a result of the first-time consolidation, a total of $316 thousand was recognized in cash and cash equivalents. The net identifiable assets that were recognized on acquisition date were recognized against the equity attributed to Company’s shareholders.

The additional income included in the consolidated statement of income or loss from Acquisition Date as a result of the consolidation of Dually’s results amounted to $1,167 thousand through December 31, 2021 (after elimination of the intercompany revenue). Furthermore, the consolidation of Dually’s results caused a $195 thousand decrease in loss during period, from April 1, 2021 through December 31, 2021.

F - 41

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES (continued):

g. Agreement with Bank Hapoalim B.M. and Feit Synergy Ltd. for establishing an entity

On June 9, 2022 the Company entered into an agreement with Bank Hapoalim B.M. (hereinafter - "Bank Hapoalim") and Feit Synergy Ltd. (hereinafter - "Feit") a company controlled by Mr. Alon Feit (all of the parties jointly: the "Parties") for purpose of creating an entity under which the Parties shall establish and operate an innovative international platform, which shall provide financing options for small and medium businesses for acquiring POS devices, automated vending machines and electric vehicle charging stations. Under the terms of the agreement, the Parties shall incorporate a new Israeli company (hereinafter - "IOT"), with an initial holding structure according to which 49.1% of the IOT’s share capital shall be held by the Company, 30.9% by Feit, 20% by Bank Hapoalim.

The agreement sets forth that the Company shall invest in IOT an amount of $1.5 million, Feit shall invest in IOT an amount of $0.5 million, and Bank Hapoalim shall invest in IOT a cash amount of $1.5 million and additional loan of $1.5 million.

Additionally, the agreement includes three options:

•

First Call Option - a call option granted to the Company to buy from BHP and Feit such number of shares that following the exercise option the Company will hold 50.1% from IOT. The option can be exercised by the Company between three to twelve years after the signing agreement date.

•

Second Call Option - a call option granted to the Company to buy from BHP and Feit such number of shares that following the exercise option the Company will hold 100% from IOT. The option can be exercised by the Company at any time during a period of ten years following the exercise of the First Call Option but in no any event of later than fifteen years from the signing agreement date.

•

Put Option – a put options granted by the Company to BHP and Feit to sell the remaining shares of IOT. The Put Option shall be exercisable commencing at any time following the lapse of 3 years following the signing agreement date and ending upon the lapse of the Second Call Option period.

IOT has been established on July 5, 2022 and as of the date of the approval of the financial statements, the agreement has not yet been finalized.

NOTE 7 - CASH AND CASH EQUIVALENTS:

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short- term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Below is the composition of cash and cash equivalents by US Dollar and other currencies:

	December 31,
	2022	2021
	US Dollars in thousands
US Dollar	11,415	32,196
New Israeli Shekel	1,498	28,687
Euro	11,182	13,834
British pound sterling	3,909	8,020
Australian Dollar	1,650	1,045
Other currencies	4,226	3,550
	33,880	87,332

F - 42

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - RESTRICTED CASH TO BE TRANSFERRED TO CUSTOMERS IN RESPECT OF PROCESSING ACTIVITY

Nayax Europe, a subsidiary of the Group, holds a Payment Institution License from the central bank of Lithuania and is licensed to hold and transfer funds to the Group’s customers across Europe for the purpose of the Group processing activity in Europe. In accordance with the requirements of the central bank of Lithuania, the funds of Nayax Europe’s customers are held in a segregated account before being transferred to customers. As of December 31, 2022 and 2021, $34,119 and $23,695 thousand, respectively, were held in segregated accounts for the Group's customers.

NOTE 9 - TRADE RECEIVABLES

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components then they are recognized at fair value. The balance subsequently measured at amortized cost less allowance for credit losses. Below is the composition of trade receivables in net values:

	December 31,
	2022	2021
	US Dollars in thousands
Open accounts	29,844	20,887
Less – provision of allowance for credit loss	(2,432)	(1,549)
Trade receivables - net	27,412	19,338

For information about receivable aging and calculating the impairment of accounts receivables in 2021 and 2022, see note 4(2).

b. Changes in provision of allowance for credit loss:

US Dollars in thousands
Balance as of January 1, 2021	910
Amounts provided against profit or loss in respect of receivables for which the provision for loss is measured over the entire life of the receivable balance	639
Balance as of December 31, 2021	1,549
Amounts provided against profit or loss in respect of receivables for which the provision for loss is measured over the entire life of the receivable balance	883
Balance as of December 31, 2022	2,432

Note that the carrying amount of trade receivables represent a reasonable approximation of their fair value, as the impact of discounting is immaterial.

F - 43

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LEASES

a. General

As of December 31, 2022, the Group had right of use assets related to leased buildings used as the Group’s offices and related to leases of technological equipment used for the Group’s operating activities. Set forth below are the right-of-use asset years of depreciation and the interest rates used to discount the lease payments:

	Years of depreciation	Interest rate
Buildings	2-4	1.5%-5%
Technological equipment	3-5	3.88%

b. Composition and movement of right-of-use assets:

The following is the composition of right-of-use asset balances as of December 31, 2022:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2022	7,382	331	7,713
Additions during the year	2,048	-	2,048
Additions in respect of acquisition	1,722	-	1,722
Disposals	(462)	-	(462)
Other changes	257	-	257
Balance as of December 31, 2022	10,947	331	11,278

Depreciation and amortization:
Balance as of January 1, 2022	2,186	252	2,438
Depreciation during the year	1,731	66	1,797
Disposals	(338)	-	(338)
Balance as of December 31, 2022	3,579	318	3,897

Right-of-use assets - net	7,368	13	7,381

The following is the composition of right-of-use asset balances as of December 31, 2021:

	Buildings	Technological equipment	Total
	US Dollars in thousands

Cost:
Balance as of January 1, 2021	5,752	331	6,083
Additions during the year	1,428	-	1,428
Other changes	202	-	202
Balance as of December 31, 2021	7,382	331	7,713

Depreciation and amortization:
Balance as of January 1, 2021	1,136	186	1,322
Depreciation during the year	1,050	66	1,116
Balance as of December 31, 2021	2,186	252	2,438

Right-of-use assets - net	5,196	79	5,275

F - 44

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LEASES (continued):

b. Composition and movement of right-of-use assets: (continued):

The following is the composition of right-of-use asset balances as of December 31, 2020:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2020	4,517	331	4,848
Additions during the year	1,235	-	1,235
Balance as of December 31, 2020	5,752	331	6,083

Depreciation and amortization:
Balance as of January 1, 2020	399	120	519
Depreciation during the year	737	66	803
Balance as of December 31, 2020	1,136	186	1,322

Right-of-use assets - net	4,616	145	4,761

c. Composition and changes in lease liabilities

The following table summarizes the composition of lease liability balances as of December 31, 2022:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Balance as of January 1, 2022	6,769	126	6,895
Additions during the year	2,014	-	2,014
Additions in respect of acquisition	1,696	-	1,696
Disposals	(131)	-	(131)
Interest expenses	293	3	296
Lease payments	(2,036)	(111)	(2,147)
Other changes	(464)	(9)	(473)
Balance as of December 31, 2022	8,141	9	8,150

Current maturities of lease liabilities	2,197	9	2,206
Long-term lease liabilities	5,944	-	5,944
Balance as of December 31, 2022	8,141	9	8,150

F - 45

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –LEASES (continued):

c. Composition and changes in lease liabilities (continued):

The following table summarizes the composition of lease liability balances as of December 31, 2021:

	Buildings	Technological equipment	Total
	US Dollars in thousands

Balance as of January 1, 2021	6,245	229	6,474
Additions during the year	1,428	-	1,428
Interest expenses	207	7	214
Lease payments	(1,506)	(114)	(1,620)
Other changes	395	4	399
Balance as of December 31, 2021	6,769	126	6,895

Current maturities of lease liabilities	1,387	115	1,502
Long-term lease liabilities	5,382	11	5,393
Balance as of December 31, 2021	6,769	126	6,895

The following table summarizes the composition of lease liability balances as of December 31, 2020:

	Buildings	Technological equipment	Total
	US Dollars in thousands

Balance as of January 1, 2020	5,595	310	5,905
Additions during the year	1,235	-	1,235
Interest expenses	321	10	331
Lease payments	(1,390)	(108)	(1,498)
Other changes	484	17	501
Balance as of December 31, 2020	6,245	229	6,474

Current maturities of lease liabilities	1,212	108	1,320
Long-term lease liabilities	5,033	121	5,154
Balance as of December 31, 2020	6,245	229	6,474

c.

The Group incurred expenses in the amounts of $209 thousand, $168 thousand and $244 thousand in 2022, 2021 and 2020, respectively, related to short-term leases, which were included in research and development expenses and selling, general and administrative expenses.

F - 46

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - PROPERTY AND EQUIPMENT

Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications, and changes therein in 2022, are as follows:

	Leasehold improvements	Computers and peripheral equipment	Rented POS devices	Machines and equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2022	3,638	6,245	523	547	10,953
Additions	79	1,388	227	39	1,733
Acquired through business combinations	239	8,043	-	-	8,282
Disposals	-	(269)	-	-	(269)
Translation differences	-	(27)	(144)	-	(171)
Balance as of December 31, 2022	3,956	15,380	606	586	20,528

Accumulated depreciation:
Balance as of January 1, 2022	511	3,772	215	230	4,728
Depreciation during the year	372	1,271	113	40	1,796
Disposals	-	(265)	-	-	(265)
Acquisitions during the year	-	7,622	-	-	7,622
Translation differences	-	(9)	(12)	-	(21)
Balance as of December 31, 2022	883	12,391	316	270	13,860

Net book value:
As of December 31, 2022	3,073	2,989	290	316	6,668

Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications, and changes therein in 2021, are as follows:

	Leasehold improvements	Computers and peripheral equipment	Rented POS devices	Machines and equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2021	2,452	4,889	407	450	8,198
Additions	1,186	1,372	100	97	2,755
Acquired through business combinations		3	-	-	3
Disposals	-	(26)	-	-	(26)
Translation differences	-	7	16	-	23
Balance as of December 31, 2021	3,638	6,245	523	547	10,953

Accumulated depreciation:
Balance as of January 1, 2021	289	2,646	154	62	3,151
Depreciation during the year	222	1,148	61	168	1,599
Disposals	-	(26)	-	-	(26)
Translation differences	-	4	-	-	4
Balance as of December 31, 2021	511	3,772	215	230	4,728

Net book value:
As of December 31, 2021	3,127	2,473	308	317	6,225

F - 47

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – PROPERTY AND EQUIPMENT (continued):

Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications, and changes therein in 2020, are as follows:

	Leasehold improvements	Computers and peripheral equipment	Rented POS devices	Machines and equipment	Total
	US Dollars in thousands

Cost:
Balance as of January 1, 2020	1,436	3,567	145	344	5,492
Additions	1,016	1,315	262	106	2,699
Acquired through business combinations	-	7	-	-	7
Balance as of December 31, 2020	2,452	4,889	407	450	8,198

Accumulated depreciation:
Balance as of January 1, 2020	63	1,844	110	27	2,044
Depreciation	226	802	44	35	1,107
Balance as of December 31, 2020	289	2,646	154	62	3,151

Net book value:
As of December 31, 2020	2,163	2,243	253	388	5,047

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS

Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2022 are as follows:

	Capitalized Development costs **	Distribution rights *	Customer relationships purchased *	Technology **	Goodwill (a)	Patents **	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2022	34,209	5,292	4,188	2,921	8,271	806	55,687
Additions	14,615	-	-	-	-	-	14,615
Acquired through business combinations	1,261	-	5,046	1,711	2,724	-	10,742
Translation differences	(279)	-	(350)	(176)	(799)	-	(1,604)
Balance as of December 31, 2022	49,806	5,292	8,884	4,456	10,196	806	79,440

Accumulated amortization:
Balance as of January 1, 2022	13,454	1,996	843	1,546	-	47	17,886
Amortization	3,642	265	902	564	-	62	5,435
Acquisitions during the year	1,116	-	-	-	-	-	1,116
Translation differences	(6)	-	(52)	(55)	-	-	(113)
Balance as of December 31, 2022	18,206	2,261	1,693	2,055	-	109	24,324

Net book value:
As of December 31, 2022	31,600	3,031	7,191	2,401	10,196	697	55,116

F - 48

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS (continued):

Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2021 are as follows:

	Capitalized Development costs **	Distribution rights *	Customer relationships purchased *	Technology **	Goodwill (a)	Patents **	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2021	27,477	5,292	1,636	2,111	3,478	806	40,800
Additions	6,708	-	-	-	-	-	6,708
Acquired through business combinations	-	-	2,478	769	4,615	-	7,862
Disposals	(30)	-	-	-	-	-	(30)
Translation differences	54	-	74	41	178	-	347
Balance as of December 31, 2021	34,209	5,292	4,188	2,921	8,271	806	55,687

Accumulated amortization:
Balance as of January 1, 2021	10,244	1,730	423	1,015	-	-	13,412
Amortization	3,240	266	407	523	-	47	4,483
Disposals	(30)	-	-	-	-	-	(30)
Translation differences	-	-	13	8	-	-	21
Balance as of December 31, 2021	13,454	1,996	843	1,546	-	47	17,886

Net book value:
As of December 31, 2021	20,755	3,296	3,345	1,375	8,271	759	37,801

Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2020 are as follows:

	Capitalized Development costs **	Distribution rights *	Customer relationships purchased *	Technology **	Goodwill (a)	Patents **	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2020	20,864	5,292	1,178	1,411	1,394	-	30,139
Additions	6,613	-	-	-	-	806	7,419
Acquired through business combinations	-	-	414	632	1,867	-	2,913
Translation differences	-	-	44	68	217	-	329
Balance as of December 31, 2020	27,477	5,292	1,636	2,111	3,478	806	40,800

Accumulated amortization:
Balance as of January 1, 2020	7,067	1,466	246	623	-	-	9,402
Amortization	3,177	264	172	382	-	-	3,995
Translation differences	-	-	5	10	-	-	15
Balance as of December 31, 2020	10,244	1,730	423	1,015	-	-	13,412

Net book value:
As of December 31, 2020	17,233	3,562	1,213	1,096	3,478	806	27,388

*    Amortization of customer relationship and distribution rights are included under the selling, general and administrative expenses.

**  Amortization of technology and development costs are included in the “depreciation and amortization in respect of technology and capitalized development costs”.

F - 49

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS (continued):

(a) Goodwill

The group tests whether goodwill has suffered any impairment on an annual basis. For the 2022 and 2021 reporting periods, the recoverable amount of the cash-generating units (CGUs) was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management. The discount rate was a pre-tax measure using a rate of return that reflects the relative risk of the investment, as well as the time value of money. Five years of cash flows were included in the discounted cash flow model. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. These growth rates are consistent with forecasts included in industry reports specific to the industry in which each CGU operates.

1. On Track Innovations Ltd. - As part of the business combination for the purchase of On Track Innovations Ltd. (hereinafter – "OTI") the Company recognized goodwill in the total amount of $2,724 thousand (see note 6c). The following key assumptions were used to determine the value in use of the CGU as at December 31, 2022:

OTI

Growth rate	3%
Discount rate	20.4%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

F - 50

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS (continued):

(a) Goodwill (continued):

2. Modularity and Nayax Retail- As part of the business combination for the purchase of Modularity Technologies Ltd. (hereinafter – "Modularity") the Company recognized intangible assets (goodwill) in the total amount of $503 thousand. As part of the business combination related to the acquisition of Nayax Retail (see note 6a), the Company recognized intangible assets (goodwill) in the total amount of $1,867 thousand.

The following key assumptions were used to determine the value in use of the CGUs as at December 31, 2022:

Retail (Nayax Retail and Modularity)

Growth rate	3%
Discount rate	20.6%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

3. Weezmo - As part of the business combination related to the acquisition of Weezmo (see note 6b), intangible assets of goodwill at $4,615 thousand were recognized.

The following key assumptions were used to determine the value in use of the CGUs as at December 31, 2022:

Weezmo

Growth rate	3%
Discount rate	20.6%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

4.   Vendsys - As part of the business combination related to the acquisition of Greenhithe Software Solutions Ltd (hereinafter – "VendSys") the Company recognized goodwill in the total amount of $891 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2022.

Vendsys

Growth rate	4%
Discount rate	12%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

F - 51

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - CREDIT AND LOANS FROM BANKS

a. Short-term bank credit

1)

In June 2018, the Company received a short-term credit facility of NIS 25 million ($6.9 million) from an Israeli bank bearing variable interest of Prime + 2%. On May 19, 2019 and in October 2020, the Company signed agreements to increase the short-term credit facility, such that as of December 31, 2021 the amount of the short-term credit facility is NIS 42.5 million ($13.2 million). On August 9, 2022, the short-term credit facility from the bank was renewed in an amount of NIS 35 million ($10.6 million). The short-term credit facility from August has the same terms as received in previous short-term credit facility.

2)

As of December 31, 2022, a fully owned subsidiary of the Company has a short-term loan for $2 million (NIS 7.03 million) from an Israeli bank. The short-term loan bears interest of foreign exchange market + 3%. The loan is renewed monthly according to the company sole discretion.

b. Long-term bank loans

	December 31,
	2022	2021
	US Dollars in thousands
Long-term bank loans	2,496	5,166
Less - current maturities	(1,052)	(2,406)
	1,444	2,760

1)	In June 2018, the Company received a long-term bank loan in the amount of NIS 15 million ($4.14 million) from the Bank,the loan bears interest at the rate of Prime + 3.45% paid monthly. The principal of the loan is repayable in 48 monthly installments as from December 2018. The loan was fully prepaid in February 2022.

2)	In May 2020, the Company received a long-term loan from the Bank, backed by a government guarantee, in the amount of NIS 15 million ($4.25 million). The loan bears interest of Prime + 1.5%, payable monthly beginning in May 2021. The loan's principal will be returned in 48 monthly installments beginning in May 2021.

The carrying amount of the credit and loans from banks reasonably approximate their fair value.

c. Financial covenants

During 2021 and after the IPO, the Company’s financial covenants were cancelled in respect to short-term borrowings and long-term loans.

F - 52

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - LONG-TERM LOANS FROM OTHERS

	December 31,
	2022	2021
	US Dollars in thousands
Long-term loans from others (*)(**)	7,367	3,219
Less - current maturities	(3,585)	(2,989)
	3,782	230

(*)	The balance is composed of loans received from an acquirer of the Group.
(**)	The carrying amount of the credit and loans from banks reasonably approximate their fair value.

Below is the composition of the loans:

a. In April 2019, the Group received a loan in the amount of $2.5 million. The loan bears effective annual interest of 4.74% and is being returned in 36 monthly instalments beginning in April 2019. On March 18, 2020, following the COVID crisis, the Group signed an agreement whereunder it will not pay the principal of the loan for a six-month period from March 2020 to August 2020. During January 2022, the loan fully repaid.

b. In February 2020, the Group received a loan in the amount of Euro 3.5 million ($3.8 million). The loan bears effective annual interest of 4.74% and is being returned in 24 equal monthly instalments beginning in February 2021. In March 2021, following the COVID crisis, the Company received an approval to defer repayment of the said loan by six months and expected to be fully repaid during 2023.

c. In December 2, 2022 the company received an additional loan in the amount of Euro 6.5 million ($6,850 million). The additional amount bears effective annual interest rate of 10% and is being returned by an equal 25 instalments where the last payment is expected to be on December 2024.

NOTE 15 - OTHER LONG-TERM LIABILTIES

Composition of other long-term liabilities, net of current maturities

	December 31,
	2022	2021
	US Dollars in thousands
Liability in respect of purchase of servers (a)	175	411
Liability in respect of royalties to government institutions (b)	563	660
Liability for contingent payment due to employee benefit (c)	1,006	760
Liability for forward contract for acquisitions, see note 6	1,536	2,238
	3,280	4,069

(a) The balance of $91 thousand is paid in 48 monthly installments from July 2019.

The balance of $ 279 thousand is paid in 58 monthly installments from July 2020. The implied interest rate in the transaction is 1.78%.

Current maturities as of December 31, 2022 and 2021 were $97 and $312 thousand, respectively.

(b) The liability in respect of royalties to government institutions was initially recognized at fair value based on the applicable discount rate. The Group capitalized the royalty liability using a discount rate of 14%. Current maturities as of December 31, 2022 and 2021 were $296 and $277 thousand, respectively.

F - 53

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - OTHER LONG-TERM LIABILTIES (continued):

Composition of other long-term liabilities, net of current maturities (continued):

As of December 31, 2022, the Company received an amount of NIS 3.93 million ($1.07 million) from the below support schemes and recognized a liability in respect of these grants in the amount of $773 thousands. Below is information about the support programs:

1) The “Smart Money” program and the “India, China, Japan” program – between 2014-2019, the Israeli Ministry of Economy issued the Company with approvals of eligibility to grants totaling NIS 4.1 million ($1.08 million) to be used a support in increasing the scope of sales in the USA, Japan, China and India. The accumulated amount of grants received through December 31,  2022 is NIS 2 million ($526 thousand).

2) The Halutz and Hadgama project – in November 2017, the Israeli Ministry of Energy issued the Company with an approval of eligibility for a grant of up to NIS 1.5 million ($413 thousand) out of an approved budget of up to NIS 3 million ($826 thousand) as part of the Halutz and Hadgama project for the development of a charging system for electric cars. As of the year ended December 31, 2022 the Company has not received new grants.

3) Public transportation pilot – in May 2019, the Israeli Innovation Authority issued the Company with an approval for eligibility for a grant of up to NIS 1.1 million ($314 thousand) out of an approved budget of up to NIS 2.2 million ($628 thousand) as part of the development of ticketing and validation systems for public transport. The accumulated amount of grants received through December 31,  2021 is NIS 441 thousand ($127 thousand).).

(c) The balance includes liabilities for contingent payments recognized as a separate transaction which is not included in the application of the acquisition method.

As of December 31, 2022 and 2021, regarding the liability for contingent payment of long-term employee benefit, which was not included in the application of the purchase method to the acquisition of VendSys is estimated at $1,006 thousand and $760 thousand, respectively.

As of December 31, 2022 and 2021, the liability has a current maturity to contingent payments in respect of long-term employee benefit that was not included in the application of the purchase method to the acquisition of Modularity is estimated at $56 thousand and $22 thousand, respectively.

NOTE 16 - INCOME TAXES

a. Taxation of the Company in Israel

1)   Tax rates:

The Company’s income in Israel (except for income qualifying for reduced tax rates under Israel encouragement law, see paragraph 2 below) is taxed at regular rates.

The Israeli corporate tax rate in 2018 and thereafter is 23%.

Capital gains of the Company in Israel are subject to tax at the regular corporate tax rate applicable during the tax year.

2)  In December 2020, the Company received an in-agreement tax ruling, indicating that the enterprise of the Company meets the definition of a Technological Preferred Enterprise, and that the income of the Company from selling POS devices, provision of processing SaaS are deemed "technology income" as defined by Section 51 to the Encouragement of Capital Investment Law, 1959 (hereinafter - "the Law"), which are subject to 12% tax, while income attributed to production are "preferred income", as this term is defined by Section 51 to the Law, which are subject to 16% or 7.5%. tax (depending on the production activity place). This tax ruling applies to the Company beginning in the 2020 tax year through 2024.

F - 54

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (continued):

a.   Taxation of the Company in Israel (continued):

3) In February 7, 2021, the Company received an in-agreement tax ruling, indicating that the restructuring that the Company completed during 2022 which holding the entire (100%) share capital of Dually, is tax exempt. See note 6e.

b.   Taxation of subsidiaries outside of Israel

Subsidiaries that are incorporated outside Israel are assessed for tax under the tax laws applicable in their countries of residence.

The principal tax rates applicable in 2022 to subsidiaries outside Israel are as follows:

Companies incorporated in the United States – tax rate of 34.7% (including federal, state and branch profits tax).

Company incorporated in the UK – tax rate of 19%.

Company incorporated in Australia – tax rate of 30%.

Company incorporated in Lithuania –corporate tax rate of 15%.

Generally, inter-company transactions between the Company and subsidiaries outside Israel are subject to the provisions and reporting requirements set out in the Income Tax Regulations (Determination of Market Terms), 2006.

c.   Carry forward losses

Deferred tax assets on carryforward losses are recognized if the exercise of the relevant tax benefit is expected in the foreseeable future against a taxable income.

As of December 31, 2022 and 2021, the carryforward tax losses stemming from the Company in Israel amounted to NIS 173,274 thousand ($49,240 thousand) and NIS 86,944 thousand ($27,956 thousand), respectively.

The Group recognizes deferred taxes in respect of carryforward losses stemming from the Group only up to the amount of the liability for deferred tax, since the utilization of those losses is not expected in the foreseeable future. Carryforward tax losses accrued in Israel may be offset over an unlimited time.

d.   Tax assessments

The limitation period in Israel of tax assessments filed by taxpayers in respect of tax year 2013 and thereafter is 4 years from the end of the tax year in which a tax return was filed.

Accordingly, the Company’s tax assessments through tax year 2017 are considered to be final.

F - 55

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (continued):

e.   Tax rate reconciliation:

The reconciliation of the theoretical tax benefit (expense) by the Israeli statutory tax rate to the Company's effective benefit (expense) taxes are as follows:

	For the year ended December 31,
	2022	2021	2020
	US Dollars in thousands
Loss before taxes on income	(37,058)	(24,137)	(6,098)
Tax rate	23%	23%	23%
Theoretical tax benefit	8,523	5,551	1,402
Share-based payment expenses which are not deductible	(2,012)	(2,035)	(682)
Carry forward losses without deferred taxes recognition	(6,872)	(3,249)	(527)
Other	(90)	(899)	(178)
Effective tax benefit (expense)	(451)	(632)	15

f.   Deferred income tax:

The composition of deferred taxes as of statement of financial position dates and the change thereof in those years is:

	Intangible assets	Provisions for employee rights	Other	Losses for tax purposes	Total
	US Dollars in thousands
Balance at January 1, 2022	(1,111)	-	-	23	(1,088)
Change in 2022:
Recognized in income statement	(77)	44	44	170	181
Recognized in translation currency difference reserve	114	-	-	-	114
Balance at December 31, 2022	(1,074)	44	44	193	(793)

Balance at January 1, 2021	(998)	208	91	414	(285)
Change in 2021:
Recognized in income statement	665	(208)	(91)	(391)	(25)
Deferred taxes created in acquisition of subsidiary	(747)	-	-	-	(747)
Recognized in translation currency difference reserve	(31)	-	-	-	(31)
Balance at December 31, 2021	(1,111)	-	-	23	(1,088)

Balance at January 1, 2020	(935)	129	87	473	(246)
Change in 2020:
Recognized in income statement	206	79	4	(59)	230
Deferred taxes created in acquisition of subsidiary	(241)	-	-	-	(241)
Recognized in translation currency difference reserve	(28)	-	-	-	(28)
Balance at December 31, 2020	(998)	208	91	414	(285)

F - 56

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (continued):

f.   Deferred income tax (continued):

Deferred taxes are presented in the statement of financial position as follows:

	December 31,
	2022	2021
	US Dollars in thousands
Non-current assets	-	-
Non-current liabilities	(793)	(1,088)
	(793)	(1,088)

g.  Taxes on income included in profit or loss:

	For the year ended December 31,
	2022	2021	2020
	US Dollars in thousands
Current tax expenses	(632)	(607)	(215)
Deferred tax income (expenses)	181	(25)	230
	(451)	(632)	15

NOTE 17 - CAPITAL AND RESERVES

a.	Composition:

The share capital as of December 31, 2022, is composed of Ordinary shares, all having ILS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2022		December 31, 2022
Ordinary shares	70,000,000	32,956,004	70,000	32,956

The share capital as of December 31, 2021, is composed of Ordinary shares, all having ILS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2021		December 31, 2021
Ordinary shares	70,000,000	32,752,242	70,000	32,752

The share capital as of December 31, 2020, is composed of Ordinary shares, Ordinary shares A and Ordinary shares B, all having NIS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2020		December 31, 2020
Ordinary shares	33,743,340	24,842,100	33,743	24,842
Ordinary shares A	1,606,660	1,530,480	1,607	1,530
Ordinary shares B	2,650,000	1,747,700	2,650	1,748
	38,000,000	28,120,280	38,000	28,120

F - 57

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - CAPITAL AND RESERVES  (continued):

a. Composition (continued):

In April 2021, all ordinary A shares of NIS 0.001 par value and all ordinary B shares of NIS 0.001 par value – both issued shares and shares included in the Company’s authorized capital – were converted into ordinary shares of NIS 0.001 par value each based on a 1:1 ratio, such that subsequent to the conversion, the Company’s capital comprises only ordinary shares.

In April 2021, the Company increased the registered share capital by 32,000,000 Ordinary shares par value NIS 0.001 each.

In May 2021, the Company completed an IPO. For additional information, see note 1a.

b.	Share-based payment:

As of December 31, 2022, the Company has two equity-settled compensation plans to employees and service providers of the Company and its subsidiaries, under which options were allotted: (1) the option plan approved by the Company’s Board of Directors in February 2013 (hereafter – the “2013 Plan”); and (2) global equity-settled incentive plan adopted by the Company’s Board of Directors in December 2018 (hereafter – the “2018 Plan”), as follows:

Under the 2013 Plan, employees of Group companies may be awarded options (hereafter – the “2013 Options”). A 2013 Option may be exercised into one ordinary share against payment of an exercise price set by the Board of Directors on the grant date. Under the 2018 Plan, employees of Group companies may be awarded options (hereafter – the “2018 Options”). A 2018 Option is exercisable into one ordinary share against the payment of exercise price set by the Board of Directors on grant date.

1.	2020 awards: In 2020, the Company granted 778,000 options under the 2018 Plan to employees and service providers of the Company and its subsidiaries (in addition, 246,000 options were granted as part of an option replacement, as detailed below). The vesting period of the 2018 options granted in 2020 was 4 years, with 25% of the options vesting on the first anniversary of inception date and later an additional tranche representing 6.25% of option will vest on the last day of each subsequent calendar quarter. Options not exercised within 5 years of inception date will expire.

2.

Replacement of options allotted under the 2013 Plan by options under the 2018 Plan: On October 15, 2020, the Company's Board of Directors resolved to offer holders of options offered under the 2013 Plan in the capital gains track with a trustee under Section 102(b)(2) to the Israel Income Tax

Ordinance [New Version] ("2013 Employee Options" and the "Offerees") to replace the 2013 Employee Options in their possession with new options under the 2018 Plan, with terms that differ from those of the 2013 Employee Options (including a change of exercise price, change of number of options and change of vesting and expiration dates of the options), and with the new options under the 2018 Plan to be Allotted under the capital gains track with trustee under Section 102 to the Ordinance (the "Change of Terms").

According to a tax ruling received from the Israel Tax Authority (ITA) on November 10, 2020, the Company's Board of Directors approved on that day, in relation to interested Offerees, to cancel 249,340 of 2013 Employee Options allocated to them and replace those with 246,000 options that were allotted on November 10, 2020 to those same Offerees under the 2018 Plan.

The new allotments, as above, are governed by the provisions of the capital gains track with trustee under Sections 102(b)(2) and 102(b)(3) to the Ordinance, as applicable.

The Company recognized an expense of $221 thousand in accordance with the 2013 Options’ original vesting period prior to their replacement by the 2018 Options.

F - 58

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - CAPITAL AND RESERVES  (continued):

b. Share-based payment (continued):

The Company recognized an expense of $509 thousand in respect of the 2013 Options benefit balance, which were not replaced by 2018 Options, and whose vesting was conditional upon the occurrence of an IPO.

3.	January 2021 award: On January 7, 2021, the Company allotted to two employees of the Company 40,000 options each (a total of 80,000 options) under the 2018 Plan.

The vesting period of the options is four years, where 25% of the options vest on the first anniversary of grant date, and after that, additional 6.25% of the options vest on the last day of each subsequent calendar quarter. Options not exercised by the fifth anniversary of grant date will expire.

The 40,000 options have an exercise price of $6.7 (hereinafter: "Part A Options") and 40,000 options have an exercise price of the par value of the shares (NIS 0.001) and also include accelerated vesting in the event of an IPO or at the termination of the employee's service, meaning that they vested upon completion of the IPO of the Company (hereinafter: "Part B Options") (see note 1 below).

4.

March 2021 award: On March 24, 2021, the Company allotted 282,500 options to employees of the Company and subsidiaries under the 2018 Plan. The exercise price of 253,000 options is $6.7 each (hereinafter: "Part C Options") and the exercise price of 29,500 options that were allotted to employees of subsidiaries in the US is $19.5 each (hereinafter: "Part D Options").

The vesting period of the options is five years, with 20% of the options vest on the first anniversary of grant date, and after that, additional 5% of the options vest on the last day of each subsequent calendar quarter. Options not exercised by the end of the quarter following the end of vesting period will expire.

5.

May 2021 award: On May 13, 2021, the Company allotted Mr. Yair Nechmad and Mr. David Ben Avi 725,000 options each, which are convertible into ordinary Company shares. The options shall vest over a five-year period (through 2025), subject to attaining the following targets:

a.	To the extent that revenue growth of the Company in any given calendar year over the preceding calendar year (beginning in 2021, relative to 2020) is at least 30%, and subject to a gross profit rate of not less than 40% in that calendar year, 75,000 options will vest and be exercisable into ordinary shares of the Company over a five-year period.

b.	Additionally to the options vested in accordance with paragraph a. above, for revenue growth of the Company in any given calendar year over the preceding calendar year (beginning in 2021, relative to 2020) of at least 30% and up to 45%, and subject to a gross profit rate of not less than 40% in that calendar year, up to 70,000 additional options will vest and be exercisable into ordinary shares of the Company over a five-year period, with the number of options vesting under this paragraph calculated linearly, based on the revenue growth rate of between 30% and 45% over the previous year.

Should the Company fail to meet the targets set out above in a certain calendar year, the options attributed to that calendar year will expire.

The exercise price of the said options will be the price set for the Company’s share as part of the IPO (see note 1). The total expense recognized in respect of this award during 2021 is $4,413 thousand based on the expected targets above.

F - 59

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - CAPITAL AND RESERVES (continued):

b. Share-based payment (continued):

6.

August 2021 award: On August 22, 2021, the Company's board of directors approved an allotment to employees of the Company and subsidiaries and to service providers of 196,750 options under the 2018 Plan and of 50,000 restricted share units (RSUs). The vesting period of the options and RSUs is the same as March 2021 award.

7.

November 2021 award: On November 11, 2021, the Company's board of directors approved an allotment to employees of the Company and subsidiaries of 167,500 options under the 2018 Plan. The vesting period of 127,500 options is the same as March 2021 award and the vesting period of 40,000 options is three years, with 25% of the options vest on the grant date, and after that, additional 6.25% of the options vest on the last day of each subsequent calendar quarter. Options not exercised by the end of the quarter following the end of vesting period will expire.

On March 28, 2022, the Company's board of directors approved re-pricing for August and November 2021 awards. According to a tax ruling received from the Israel Tax Authority (ITA) on May 31, 2022, the exercise price for 191,750 options was updated to $20.39 and the incremental fair value is $486 thousand.

8.	March 28, 2022 award: On March 28, 2022, the Company allotted 215,500 options and 45,000 restricted share units (RSUs) to employees of the Company and subsidiaries.

9.	June 30, 2022 award: On June 30, 2022, the Company allotted 170,000 options and 6,000 restricted share units (RSUs) to employees of the Company and subsidiaries.

10.	September 29, 2022 award: On September, 2022, the Company allotted 54,500 options and 18,600 restricted share units (RSUs) to employees of the Company and subsidiaries.

11.	December 20, 2022 award: On December, 2022, the Company allotted 10,667 restricted share units (RSUs) to employees of the Company and subsidiaries.

The vesting period of all grants rewarded during the year ended December, 31 2022 of both options and RSUs are 4 years, with 25% of the options vest on the first anniversary of grant date, and after that, additional 6.25% of the options vest on the last day of each subsequent calendar quarter. Options not exercised within 5 years of inception date will expire.

F - 60

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - CAPITAL AND RESERVES (continued):

b. Share-based payment (continued):

The Company used the Black and Scholes option pricing model to measure the fair value of the share options on award dates. The key assumptions used by the Company in this model and the fair value of each option are as follows:

Allotment date	Share price	Exercise price	Expected option life	Risk-free interest rate	Average standard deviation (**)	Option fair value
May 20, 2020	$9.7	$6.7	5	0.33%	56%	$5.5
October 29, 2020	$9.7	$6.7	5	0.38%	52%	$5.3
November 10, 2020	$9.7	$6.7/ NIS 0.001	5	0.38%/0.46%	52%	$5.3/9.7
December 3, 2020	$9.7	$6.7	5	0.39%	52%	$5.3
January 7, 2021 – Part A Options	$9.7	$6.7	5	0.46%	51%	$5.3
January 7, 2021 – Part B Options	$9.7	NIS 0.001	5	0.46%	51%	$9.7
March 24, 2021 – Part C Options	$19.5	$6.7	5.25	0.88%	50%	$14.1
March 24, 2021 – Part D Options	$19.5	$19.5	5.25	0.88%	50%	$8.7
May 13, 2021	$31.9	$31.9	5.88-9.88	1.05%-1.65%	53.1%-54.67%	$16.2-$20.1
August 22, 2021 – Options	$31.7	$30.6	5.25	0.83%	55%	$15.5
August 22, 2021 – RSUs	$31.7	-	-	-	-	$31.7
November 11, 2021	$39	$6.7/38.8	5.25	1.21%	55%	$19/$33.2
March 28, 2022 – Options	$18.4	$20.4	5	2.50%	56%	$8.7
March 28, 2022 – RSUs	$18.4	-	-	-	-	$18.4
June 30, 2022 – Options	$18.5	$16.7	5	3.01%	54%	$9.7-$10.8
June 30, 2022 – RSUs	$18.5	-	-	-	-	$18.5
September 29, 2022 – Options	$23.9	25.5	5	3.98%	54.45%	$11.8-$23.9
September 29, 2022 - RSUs	$23.9	-	-	-	-	$23.9
December 20, 2022 - RSUs	$19.7	-	-	-	-	$19.7
The weighted average for 2020	$5.6	-	-	-	-	$5.6
The weighted average for 2021	$17.3	-	-	-	-	$17.3
The weighted average for 2022	$11.1	-	-	-	-	$11.1

(**) The expected volatility was determined based on comparable companies.

All allotments to employees and offices in Israel carried out as part of the plan are subject to the terms set out in Section 102 of the Income Tax Ordinance. The allotments to Israelis who are not employees are subject to Section 3(i) to the Income Tax Ordinance. Foreign employees and service providers are subject to the tax law in the relevant countries.

F - 61

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - CAPITAL AND RESERVES (continued):

b.  Share-based payment (continued):

Below is a breakdown of the options and the weighted average exercise price during the reported periods:

	December 31, 2022		December 31, 2021		December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Number of options and RSU outstanding at beginning of year	3,633,778	19.1	1,830,695	6.0	1,470,630	3.3
Options and RSU granted (1)	520,767	16.5	2,226,750	27.5	1,024,000	6.5
Options exercised	(203,748)	5.0	(231,962)	5.3	-	-
Options cancelled or forfeited (1)	(126,211)	17.0	(140,719)	8.5	(45,166)	6.2
Options expired	(1,534)	6.7	(50,986)	5.3	(618,769)	0.4
Options and RSU outstanding at end of year	3,823,052	19.3	3,633,778	19.1	1,830,695	6.0
Options and RSU exercisable at end of year	1,502,887	12.3	928,970	5.6	687,011	5.0

(1) In 2020, includes 246,000 options that were replaced against waiver of 249,340 options under the 2013 Plan, as indicated above.

As of December 31, 2022, 2021 and 2020, the weighted-average remaining contractual life of exercisable options were 2.7, 3.11 and 3.49 years, respectively.

As of December 31, 2022, 2021 and 2020, the range of exercise prices for share options outstanding at the end of the period was NIS 0.001-$25.52, NIS 0.001-$38.8 and NIS 0.001-$6.7, respectively.

The expenses related to share base compensation for each of the three years in the period ended December 31, 2022 are $9,667, $8,850 thousand and $2,965 thousand during 2021 and 2020, respectively.

The amounts of expense recognized as capitalized development costs and included as intangible assets for each of the three years in the period ended December 31, 2022 are $909, $649 and $883 thousand during 2022, 2021 and 2020, respectively.

The balance of unrecognized benefit as of December 31, 2022, assuming that all conditions set were met, is $12,703 thousand.

F - 62

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - REVENUES

	For the year ended December 31,
	2022	2021	2020
	US Dollars in thousands
Revenue from the sale of integrated POS devices	68,726	47,987	35,414
Recurring revenue:
SaaS revenue	45,274	34,641	25,127
Payment processing fee	59,514	36,506	18,242
	104,788	71,147	43,369
	173,514	119,134	78,783

NOTE 19 - COST OF REVENUES

	For the year ended December 31,
	2022	2021	2020
	US Dollars in thousands
Cost of integrated POS devices sales	62,872	40,165	24,825
Cost of recurring revenue	50,604	30,805	16,778
	113,476	70,970	41,603

As of the periods ended December 31, 2022, 2021 and 2020 , cost of revenue includes employee related costs and share based compensation in the amount of $6,352 thousand, $4,058 thousand and $2,135 thousand, respectively.

NOTE 20 - RESEARCH AND DEVELOPMENT EXPENSES

	For the year ended December 31,
	2022	2021	2020
	US Dollars in thousands
Payroll and related expenses	14,820	12,970	6,189
Suppliers and subcontractors	4,193	2,557	976
Office and maintenance	602	539	259
Share-based payment	1,279	1,846	1,133
Depreciation and amortization	1,238	1,128	743
	22,132	19,040	9,300

F - 63

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31,
	2022	2021	2020
	US Dollars in thousands
Payroll and related expenses	32,402	24,141	15,951
Share-based payment	7,097	7,004	1,831
Office and maintenance	2,365	1,814	1,274
Advertising and sales promotion	2,599	1,612	990
Depreciation and amortization	3,366	2,199	1,563
Computers and IT systems maintenance	4,452	2,396	1,286
Professional fees	5,903	2,718	1,775
Provision for credit losses and bad debts	630	1,019	636
Other expenses	5,278	2,476	1,239
	64,092	45,379	26,545

NOTE 22 - FINANCE EXPENSES, NET

	For the year ended December 31,
	2022	2021	2020
	US Dollars in thousands
Interest on bank loans and bank fees	993	964	821
Change in fair value options	(423)	414	-
Finance expenses in respect of loans from others	70	217	248
Finance expenses in respect of shareholders and related companies	(15)	136	27
Finance expenses in respect of other liabilities	167	202	302
Finance expenses in respect of leases liabilities	260	214	379
Financing income in respect of finance sub-lease	-	(2)	(14)
Benefit in respect of government guarantee loans	-	-	(389)
Exchange rate differences	1,968	(490)	2,500
	3,020	1,655	3,874

F - 64

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - LOSS PER SHARE

a. Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue.

	For the year ended December 31,
	2022	2021	2020
Loss for the year attributed to holders of ordinary shares (US Dollars in thousands)	(37,509)	(24,763)	(6,254)
Weighted average of number of ordinary shares in issue (in thousands)	32,817	30,191	24,842
Basic loss per ordinary share (in dollars)	(1.143)	(0.820)	(0.252)

b. Diluted

Instruments that can potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share, as their impact was anti-dilutive:

	Thousands of shares
	As of December 31,
	2022	2021	2020
Ordinary shares A	-	-	1,530
Ordinary shares B	-	-	1,748
Options and RSU issued as part of share-based payment	3,823	3,634	1,831
	3,823	3,634	5,109

NOTE 24 - RELATED PARTIES

a. Transactions with related parties:

	For the year ended December 31,
	2022	2021	2020
	US Dollars in thousands
Payroll, options and payments to related parties employed by the Company	5,378	6,512	1,519
Number of interested parties to which the benefits relate	8	8	8
Payroll to directors	207	25	-
Number of directors	5	4	-
Transactions - associated companies	766	900	3,520
Shareholders – interest expenses, net	-	141	27

b. Balances with related parties:

	December 31,
	2022	2021
	US Dollars in thousands
Receivables – associated companies	983	-
Trade payables – related companies and parties	95	81
Other payables – related companies and parties	42	64

F - 65

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - RELATED PARTIES (continued):

c. Related parties' employment terms:

1)	Employment terms of controlling shareholder and director – Mr. Yair Nechmad – for his service as the Company’s CEO:

Payment of management and consulting fee to Mr. Yair Nechmad for serving as CEO are performed under a November 2016 agreement (in this paragraph (1), the "Agreement"). Under the Agreement, the services are provided by Mr. Nechmad through Yair Nechmad Ltd., which is fully controlled by Mr. Yair Nechmad, in consideration for a management fee at a monthly cost of NIS 50 thousand ($14.5 thousand), and reimbursement of various expenses. In 2020, a one-time NIS 190 thousand ($55 thousand) payment was made to Mr. Nechmad for management fee differentials in respect to a previous period.

On March 10, 2021, the Board of Directors and the general meeting of the shareholders of the Company approved a revision to the terms of engagement between the Company and Mr. Yair Nechmad, effective January 1, 2021, as follows: The management fee of Mr. Yair Nechmad, CEO of the Company, through Yair Nechmad Ltd, was changed to a monthly cost of NIS 150 thousand ($46 thousand), instead of NIS 50 thousand ($15 thousand).

On May 4, 2021, the Board of Directors and general meeting of the Company approved engagement in revised service agreements with Mr. Yair Nechmad, in which the monthly management fee of each of them was revised to NIS 140 thousand ($43 thousand), beginning on the date completing the IPO on the Tel Aviv Stock Exchange, i.e. May 13, 2021. This amount is to increase each calendar year by 2.5% so the payment for each of the 12 months during the year ended December 31, 2022 accounted to NIS 143 thousand ($43 thousand). For information about the share-based payment to Mr. Yair Nechmad, see note 17 above.

The total expenses related to the son of Mr. Nechmad, Mr. Arnon Nechmad, who is employed in 2022, 2021 and 2020 by the subsidiary Nayax Retail Ltd. and as of December 2022 by the subsidiary EV Metter Ltd. was $83 thousand, $42 thousand and $14 thousand, respectively.

Tal Tannenbaum, who became the daughter-in-law of Yair Nechmad in August 2022, has been a part-time employee of the Company since December 2021. Ms. Tannenbaum received compensation of approximately $26 thousand and $22 thousand in 2022 and 2021, respectively. The company granted to Ms. Tannenbaum 500 options in the March 28, 2022 grant.

2)	The employment terms of controlling shareholder and director, Mr. David Ben Avi, for his service as the Company’s CTO:

Payment of management and consulting fee to Mr. David Ben Avi for serving as the Company’s CTO is under a November 2016 agreement (in this paragraph (2), the "Agreement"). Under the Agreement, services are provided by Mr. Ben Aviv through David Ben Avi Holdings Ltd., which is fully controlled by Mr. Ben Avi, in consideration for a monthly management fee at the cost of NIS 50 thousand ($14.5 thousand), and reimbursement of various expenses. In 2020, a one-time NIS 190 thousand ($55 thousand) a payment was made to Mr. David Ben Avi for management fee differentials in respect to previous period.

On March 10, 2021, the Board of Directors and the general meeting of the shareholders of the Company approved a revision to the terms of engagement between the Company and Mr. David Ben-Avi, effective January 1, 2021, as follows: The management fee of Mr. David Ben Avi, CTO of the Company, through David Ben Avi Holdings Ltd, was changed to a monthly cost of NIS 150 thousand ($46 thousand), instead of NIS 50 thousand ($15 thousand).

F - 66

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - RELATED PARTIES (continued):

c. Related parties' employment terms (continued):

On May 4, 2021, the Board of Directors and general meeting of the Company approved engagement in revised service agreements with Mr. David Ben Avi, in which the monthly management fee was revised to NIS 140 thousand ($43 thousand), beginning on the date completing the IPO on the Tel Aviv Stock Exchange, i.e. May 13, 2021. This amount is to increase each calendar year by 2.5% so the payment for each of the 12 months during the year ended December 31, 2022 accounted to NIS 143 thousand ($43 thousand).

For information about the share-based payment to Mr. David Ben-Avi, see note 17b5 above.

Mr. Ben Avi's spouse, Ms. Gilat Gordon, who is employed in the Company's Finance Department, was employed in the company until early 2022. The total expenses in 2021 and 2020 was $57 thousand and $60, respectively.

The total expenses related to Mr. Ben Avi’s brother, Shai Ben Avi, who is employed by the Company as chief architect, and to a company wholly-owned by Mr. Ben Avi’s brother in 2022, 2021 and 2020 was $375 thousand, $382 thousand and $256 thousand, respectively. During 2020, the Company allotted 30,000 options to Shai Ben Avi.

The total expenses related to Oded Frenkel, Mr. Ben Avi’s brother-in-law, who is employed by the Company as Chief Customer Officer in 2022, 2021 and 2020 was $236 thousand, $259 thousand and $135 thousand, respectively. During 2021 and 2020, the Company allotted 2,500 options each year to Oded Frenkel.

The total expenses related to Reuven Amar, Mr. Ben Avi’s brother-in-law, who is employed by the Company as Engineering Lab Manager in 2022, 2021 and 2020 was $206 thousand, $193 thousand and $107 thousand, respectively. During 2021 and 2020, the Company allotted 2,500 options each year to Reuven Amar.

3)	Payments to Mr. Amir Nechmad – controlling shareholder and director

In 2021, 2020 and 2019, the amount paid by the Company to Mr. Amir Nechmad for services rendered to the Company by companies under his control including directors' fees amounted to $96 thousand, $187 thousand and $184 thousand, respectively.

Mr. Amir Nechmad, through Ofer R.G Ltd. (a company wholly owned by Mr. Amir Nechmad), provided shareholders' loans to the Company in theperiod ended December 31, 2021 that carried an annual interest of 6%, and with an aggregate amount of $7.6 million. According to the terms of the loan agreements, Ofer R.G Ltd. had a right to call the loans at any time, but provided that the Company received a ten business days' advance notice. In May 2021, the Company fully repaid the above shareholders' loans.

In April 2021, Mr. Amir Nechmad, through Ofer R.G Ltd., provided the Company a $2 million credit line, from which the Company was able to draw at any time. Amounts drawn by the Company, as above, carried annual interest of 6%.

According to the terms of the credit line, Ofer R.G. Ltd had a right to call loans taken at any time, but provided that the Company is provided a ten business days' advance notice.

In June 2021, the Company repaid the full amount it utilized out of the credit line totaling $1.3 million.

F - 67

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - RELATED PARTIES (continued):

c. Related parties' employment terms (continued):

4)	Wise-Sec Ltd.:

In May 2018, the Company and its shareholders entered into an agreement with Wise-Sec Ltd. ("Wise-Sec") and its shareholders, where after a six-month period from the signing date on the agreement, the Company and/or its shareholders will acquire the shares of Wise-Sec under the terms set in the agreement. Additionally, under the agreement, the Company extended a loan to Wise-Sec as part of a business collaboration between the parties, including providing the Company the ability to use technologies developed by Wise-Sec.

In January 2019, Mr. Yair Nechmad, Mr. David Ben Avi and Mr. Amir Nechmad, controlling shareholders of the Company, entered into an agreement to acquire the entire share capital of Wise-Sec.

Additionally, in 2020 the Company entered with Wise-Sec into an agreement for the acquisition of Wise-Sec’s patents and intellectual property for NIS 2,676 thousand ($806 thousand).

5)	Directors insurance:

The Company has a directors and office holders insurance policy with limit of liability of NIS 67 million ($20 million) any one occurrence and in the aggregate plus excess limit of $5 million Side A Insurance for the directors & officers only.

6)

On March 9, 2021, the Company's controlling shareholders – Mr. Amir Nechmad, Mr. Yair Nechmad, Yair Nechmad Ltd (for the purpose of the shareholders agreement, Yair Nechmad and Yair Nechmad Ltd are considered as a single shareholder) and Mr. David Ben Avi ("the Controlling Shareholders") – entered into a shareholders' agreement ("the Shareholders' Agreement"). The agreement formalizes the issue of their voting on different matters, including the appointment of directors, and sets certain limitations on the transfer of Company shares, including a first right to offer in relation to the sale of shares on and off a stock exchange, a tag along right and liens on shares. The effective date of the Shareholders' Agreement is September 30, 2020.

NOTE 25 - LIENS, GUARANTEES AND COMMITMENTS

a. Liens

1) As of the approval date of the financial statements, the company has floating charge obligation to an Israeli bank to secure credit line facility and the activity related in the Israeli bank.

2) The Company has a frame bank guarantee provided by an Israeli bank of NIS 5,000,000 ($1,491 thousand) and used the bank guarantees below:

a) In respect of a bank guarantee provided by an Israeli bank for a lessor, the Company provided a NIS 3,192,000 ($952 thousand) liens, which is under a charge to secure the guarantee.

b) In respect of a bank guarantee provided by an Israeli bank for a government authorities, the Company provided a NIS 712,000 ($212 thousand) deposit, which is under a charge to secure the guarantee.

3) In respect of a bank guarantee provided to Israeli bank for OTI, fully own subsidiary, the Company provided an amount of GBP 1,750 thousand ($2,283 thousand), to secure OTI's short term bank loan. See note 6 and 13.

F - 68

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - LIENS, GUARANTEES AND COMMITMENTS (continued):

b. Contingent liability

As of the date of the approval of these financial statements, there are no lawsuits pending against the Group.

c. Commitments

1. As part of an agreement with a European processing agency for the provision of loans, the Group has undertaken in December 4, 2022 to reach, aggregate, a minimum processing turnover of Euro 250 million ($264 million) transactions per annum and to reach minimum turnover of 3.5 million transactions per month which includes at least 55% through Visa credit. The agreement stipulates that in the event that the Group fails to meet the assignable thresholds, the event shall constitute a breach event (as defined in the agreement), which will establish a contractual right for the acquirer the right to demand of an immediate repayment of the outstanding balance of the loans. See note 14c

2. In November 2016 and February 2018, the Company and the processing agency entered into a processing agreement where under the Group undertakes to reach a minimum processing turnover in Europe. Furthermore, under the agreement a minimum fee will be paid out of the processing funds that are cleared using the processing agency’s services. In 2020, the Company signed an agreement to extend the terms of minimum processing turnover until December 31, 2025. As of December 31, 2022 and the date of these financial statements, no changes regarding to processing agreement took place.

NOTE 26 - SUBSEQUENT EVENTS

a.   Acquisition of Roseman Engineering Ltd.

Roseman, a private entity founded in 1978 under the law of the state of Israel, manages smart systems in the fields of refueling, charging stations and management system for vehicle fleets. On January 31, 2023, the company entered into a binding agreement for the purchase of the entire share capital (hereinafter "Purchased Shares") of Roseman Engineering Ltd. and Roseman Holdings Ltd. (hereinafter, together, "Roseman"). In consideration of the transaction, the transfer and conveyance of the Purchased Shares, the Company will pay to the Seller a gross amount of NIS 15,000 thousand minus the Loans Purchase Price (the “Purchase Price”), such that 88% of the Purchase Price shall be attributed to Roseman Engineering Ltd. and the remain 12% of the Purchase Price shall be attributed to Roseman Holdings Ltd. The agreement is a subject to certain closing conditions and as of the day of these financial statements, the merger is pending the approval of the Competition Authority in Israel (hereinafter "Governmental approval").

b. Submission of the shelf prospectus at the Israel Securities Authority

In January 2023, the company filed with the Israel Securities Authority a shelf prospectus (the “Shelf Prospectus”). The Shelf Prospectus allows the Company to raise from time to time funds through the offering and sale of various securities including debt and equity, in Israel, at the discretion of the Company.

Any offering of these securities will be made pursuant to filing a supplemental shelf offering report which will describe the terms of the securities being offered and the specific terms of the offering. The Company has not yet made any decision as to the offering of any securities, nor as to the scope, terms or timing of any such offering, and there is no certainty that such an offering will be made. Any such offering would comply with the registration requirements of the Securities Act, and any applicable U.S. state securities laws, or, alternatively, utilize an applicable exemption from either such registration, as the case may be.

F - 69

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated companies’ appendix as of the statement of financial position date:

Company’s name	ID number	Country of incorporation	Relationship with Company	Area of activities	Description of business relationship

Nayax (UK) Ltd	7939558	UK	Subsidiary	Distribution activity	Distributing Company’s products
Nayax LLC	15-0107001502002212	USA	Subsidiary	Distribution activity	Distributing Company’s products
Nayax Canada Inc	676838	Canada	Subsidiary	Distribution activity	Distributing Company’s products
Nayax S de RL de CV	15080271770	Mexico	Subsidiary	Processing activity	Processing funds of end users
Nayax GmbH	121/5750/5230	Germany	Subsidiary	Distribution activity	Distributing Company’s products
Nayax Au Pty Ltd	CAN 615 300 402	Australia	Subsidiary	Distribution activity	Distributing Company’s products
Nayax Nz Ltd	6264000	New-Zealand	Subsidiary	Distribution activity	Distributing Company’s products
Nayax Europe UAB	304891914	Lithuania	Subsidiary	Processing activity (holding financial institution license)	Processing funds of end users in Europe
Nayax KK	02-0651970	Japan	Subsidiary	Distribution activity	Distributing Company’s products
Nayax China Ltd	X31022932169738	China	Subsidiary	Distribution activity	Distributing Company’s products
Nayax (EU) Ltd	HE 280566	Cyprus	Subsidiary	Processing activity	Processing funds of end users
Greenhithe Software Solutions Ltd.	2202591	New-Zealand	Subsidiary	Holds Synectic Solutions Ltd. (incorporated in the USA) engaged in software solutions to the field of vending machines management	No material business relationship between the parties
Nayax Retails Ltd.	514364579	Israel	Subsidiary	Developing technology and providing software solutions in the field of retail	Provision of retails services to Company’s customers
EV Meter Ltd.	516263332	Israel	Subsidiary	Charging system for electric cars	Providing services to customers of the charging system
Nayax Capital Ltd.	516269933	Israel	Subsidiary	Expected to concentrate Nayax Group’s future credit activity	Has not yet commenced operations
Nayax Financial Services Ltd.	1301087	UK	Subsidiary	Concentration of the processing activity in the UK	In set up stage
Weezmo Technologies Ltd.	515333185	Israel	As of May 2021, the Company holds 100% of the shares of the related company	Issue of interactive invoices and marketing	Expansion of the solutions platform provided to retail customers.
Dually Ltd.	513558726	Israel	Subsidiary	Distribution activity	Distributing Company’s products
On Track Innovations Ltd.	520042862	Israel	First consolidated as of June 30, 2022 Subsidiary	Design, marketing and sales of hardware solutions for unattended POSs	Marketing and sales of own products
OTI America, Inc.	13-4014031	USA	Second-tier company	Distribution activity	Providing sales and marketing services.
OTI America sp. z.o.o.	1999/019045/07	Poland	Second-tier company	Distribution activity	Providing fuel products and management solutions
OTI PetroSmart Proprietary Limited	5272895580	RSA	Second-tier company	Distribution activity	Liquidated in 2022