Form 20-F
period 2023-12-31
Nayax Ltd.
filed 2024-02-28
CIK 1901279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2023, the registrant had outstanding 33,326,736 ordinary shares, par value NIS 0.001 per share.

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

Yes ☐           No ☒

TABLE OF CONTENTS

Page

Presentation of Financial and Other Information		- iv -
Cautionary Statement Regarding Forward-Looking Statements		- v -
PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
A.	Directors and Senior Management	1
B.	Advisers	1
C.	Auditors	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
A.	Offer Statistics	1
B.	Method And Expected Timetable	1
ITEM 3.	KEY INFORMATION	1
A.	[Reserved]	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4.	INFORMATION ON THE COMPANY	32
A.	History and Development of the Company	32
B.	Business Overview	32
C.	Organizational Structure	58
D.	Property, Plants and Equipment	58
ITEM 4A.	UNRESOLVED STAFF COMMENTS	59
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	59
A.	Operating Results	59
B.	Liquidity and Capital Resources	72
C.	Research and Development, Patents and Licenses, etc.	73
D.	Trend Information	73
E.	Critical Accounting Estimates	73
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	73
A.	Directors and Senior Management	73
B.	Compensation	76
C.	Board Practices	79
D.	Employees	90
E.	Share Ownership	90
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	90

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	91
A.	Major Shareholders	91
B.	Related Party Transactions	92
C.	Interests of Experts and Counsel	94
ITEM 8.	FINANCIAL INFORMATION	94
A.	Consolidated Statements and Other Financial Information	94
B.	Significant Changes	94
ITEM 9.	THE OFFER AND LISTING	95
A.	Offering and Listing Details	95
B.	Plan of Distribution	95
C.	Markets	95
D.	Selling Shareholders	95
E.	Dilution	95
F.	Expenses of the Issue	95
ITEM 10.	ADDITIONAL INFORMATION	95
A.	Share Capital	95
B.	Memorandum and Articles of Association	95
C.	Material Contracts	95
D.	Exchange Controls	95
E.	Taxation	96
F.	Dividends and Paying Agents	104
G.	Statement by Experts	104
H.	Documents on Display	104
I.	Subsidiary Information	105
J.	Annual Report to Security Holders	105
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	105
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	106
A.	Debt Securities	106
B.	Warrants and Rights	106
C.	Other Securities	106
D.	American Depositary Shares	106

- ii -

- iii -

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Nayax” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Nayax Ltd., together with its consolidated subsidiaries. The term “NIS” refer to the lawful currency of the State of Israel, the terms “dollar,” “U.S. Dollar,” “US$” and “$” refer to the lawful currency of the United States, the terms “Euro,” “EUR” and “€” and refer to the lawful currency of the European Union, the terms “Australian Dollar” and “AUD” refer to the lawful currency of Australia and the term “British Pound” refers to the lawful currency of the United Kingdom. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.6270 to US$1.00, the exchange rate reported by the Bank of Israel on December 31, 2023.

Financial Statements

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this annual report includes our audited consolidated statements of financial position as of December 31, 2023 and 2022 and related audited consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, which have been audited by Kesselman and Kesselman, a member of PricewaterhouseCoopers International Limited.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2023,” relates to our fiscal year ended on December 31 of that calendar year.

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

Our Core Target Market

Due to the evolving macroeconomic landscape in retail, we believe that the term automated self-service is more aligned with our core target market as opposed to the previously used term unattended. Automated self-service includes all unattended segments where a retailer is not operating the POS, including self-checkout in micro markets, ticketing and more. Starting in 2024, we intend to use the term automated self-service when defining our core target market.

- iv -

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our expectations regarding general market conditions and global economic trends;

•	impact of the war in the Gaza Strip on our operations and financial results;

•	fluctuations in inflation, interest rates and exchange rates in the global economic environment over the world;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to compete and conduct our business in the future;

•	changes in consumer tastes and preferences;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in commodity costs, labor, distribution and other operating costs;

•	changes in government regulation and tax matters;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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
- v -

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

•	any failure to offer high-quality customer support may adversely affect our relationships with our customers and could adversely affect our business, financial condition and results of operations;

•	the termination of our existing relationships with commercial communications services providers could force us to adapt our products to a new vendor;

•	Israel is currently at war in the Gaza Strip, and the duration, scope and effects of the war are unknown;

•
any past or future acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business, and negatively impact our results of operations;

•	failure to maintain and enhance our brand recognition in a cost-effective manner could harm our business, financial condition and results of operations;

•
information security failures or interruptions of our or our third-party partners’ or service providers’ information technology systems could adversely affect our business, financial condition and results of operations;

•	operational failures, including within data transfer, could harm our reputation, ability to retain customers and recruit new customers, as well as our business results;

•	our business is subject to complex and evolving regulations and oversight related to privacy and data protection;

•
we are subject to substantial governmental and commercial regulations across our areas of activity. Any failure to comply with applicable regulations or standards may lead to significant regulatory consequences and could have an adverse effect on our business, financial condition or results of operations;

•
our business could suffer if we are unable to obtain, maintain, protect, defend or enforce our intellectual property or proprietary rights, or if others claim that we have infringed upon their intellectual property rights;

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

Current or future economic uncertainties or downturns could adversely affect our business, financial condition, and results of operations. We are dependent on the growth of cashless transactions, and a reduction in customer or consumer demand for cashless automated self-service methods of payments would negatively affect our business. The market in which we operate is sensitive, to an extent, to changes in household income and the level of global economic activity. Any global economic slowdown or recession that leads to a decline in private consumption, and therefore a reduction in the demand for products sold by our customers using our integrated POS devices, payment processing services and SaaS solutions, could negatively affect our revenues from existing customers. Such conditions could also make it difficult for us to obtain new customers or expand activities with existing customers.

For example, COVID-19 caused sharp declines in stock markets around the world and a global economic slowdown. The general slowdown in the world economy led to a drop in consumption, which had a negative impact on our activities and results. Although consumer spending has in general recovered from pandemic levels, future economic downturns could again lead to declines in consumption that negatively impact us.

We operate in a competitive business environment and a failure to compete effectively may adversely affect our financial condition, results of operations and cash flows in the future.

The competition we face varies across the different product markets in which we operate and geographic regions we serve. Activity in the market for payment processing and operations is characterized by limited competition on the global level. However, major players are active in both the markets that our solutions address and the regions we serve. We face significant competition in the certain areas in which we are active, such as the global market for POS devices. The existence of competitors in certain markets in which we operate, together with ever-increasing demands to provide technological solutions that make payment and business operation accessible across attended and automated self-service environments, require us to respond quickly and constantly update our services in order to maintain our ability to offer our customers complete, comprehensive solutions for business management.

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

For example, the COVID-19 pandemic resulted in closures of many businesses, slowdowns in manufacturing, delivery delays and partial shutdowns of national and international transportation. Amidst the global economic uncertainty and staggering economic damage caused by the pandemic, global demand for various electronic products increased significantly. This spike in demand, together with the slowdowns in manufacturing, has created a global shortage of certain components required for producing many electronic products, including certain of our products. This global shortage in the availability of such components adversely affected our gross profit rates from the sale of POS devices starting in the third quarter of 2021 and continuing in 2022 due to an increase in the price of most of the components used in our products. Since then, the delivery delays and shortages have abated, but any similar shortages in the future in the components of our products could have an adverse impact on our business, financial condition or results of operations.

We have a limited operating history at our current scale, and our prospects and future revenues are subject to a number of uncertainties, which limits our ability to predict them accurately.

We started our company in 2005 and have experienced rapid growth in recent years. Our shares have a limited history trading on the Tel Aviv Stock Exchange (“TASE”), where they have been listed since May 2021, and on the Nasdaq Global Select Market (“Nasdaq”), where they have been listed since September 2022. Our historical results may not be indicative of, or comparable to, our future results and we may be unable to sustain or increase our rate of growth in the future. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, including those associated with forecasting demand for our products and platforms, our costs of revenue, such as those associated with device sales including hardware component costs, shipping and handling costs, manufacturing labor costs and other related costs, and the other risks and uncertainties described herein. Such uncertainties may limit our ability to accurately predict our operating results. If we do not address these risks successfully, our results of operations could differ materially from our expectations, or our guidance, and as a result our business, results of operations and financial condition could suffer, and the price of our ordinary shares could decline.

We have a history of net losses and there are therefore risks related to our ability to achieve or maintain profitability.

We have incurred significant net losses in each year since our inception, including losses of $15.9 million, $37.5 million and $24.8 million in the years ended December 31, 2023, 2022 and 2021, respectively. Because the market for our platform and the features, integrations, capabilities and enhancements we offer are rapidly evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We have experienced significant revenue growth in recent periods, but we are not certain whether we will obtain a high enough volume of revenue to sustain or increase our growth or achieve or maintain profitability in the future.

We also expect that our operating expenses will increase moderately over the next several years as we hire additional personnel, expand our customer base, operations and infrastructure, continue to enhance our brand, develop and expand our platform’s features, integrations, capabilities and enhancements, expand and improve our integrated POS devices and SaaS solutions and increase our spending on sales and marketing. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Revenue may not grow as anticipated for a number of possible reasons, including slowing demand for our products or increasing competition.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction, or adequately address competitive challenges.

As illustrated by the increase in our number of customers from approximately 14,000 in 2019 to approximately 72,000 as of December 31, 2023, we have experienced significant growth in recent periods, which puts a strain on our business, operations and employees. We anticipate that our operations will continue to rapidly expand. Any failure by us to manage growth effectively could adversely affect our business.

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

To increase our revenue and achieve and maintain profitability, we must increase our customer base through various methods, including but not limited to, selling and deploying more connected POS devices in both the attended and automated self-service markets, growing or maintaining our retention rates, and expanding usage of our end- to-end solutions by existing customers. While we have experienced significant growth in the number of our managed and connected devices, we may not continue achieving similar growth rates in the future.

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

It is also difficult to predict attrition rates given our varied customer base of large enterprise and SME customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, consumer spending levels, mix of customer base, decreases in the consumer base of our customers, competition, pricing increases, or changing or deteriorating general economic conditions. If we fail to expand our customer base or increase our customers’ use of our platform’s solutions, our revenue may decline or grow slower than anticipated, which could harm our business, results of operations and financial condition.

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

In deploying and using our products, our customers depend on our support team to resolve complex technical and operational issues. We also rely on third parties to provide some support services, and our ability to provide effective support is partially dependent on our ability to engage qualified and capable third-party service providers. As we continue to grow our business and improve our platform, we will face challenges related to providing high-quality support services at scale. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support or to modify the nature, scope and delivery of our customer support to compete with changes in customer support services provided by our competitors. Increased demand for customer support could increase costs and, without a corresponding increase in revenue, adversely affect our operating results. Our revenue streams are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation and brand, our ability to benefit from referrals by existing customers, our ability to sell our platform to existing and prospective customers, and our business, financial condition and results of operations.

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

We are also subject to other risks inherent in the manufacturing of our products and their supply chain, including industrial accidents, natural disasters (including as a result of climate change), environmental events, strikes, and other labor disputes, capacity constraints, disruptions in material supplies, as well as global shortages, disruptions in supply chain or information technology, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which we have no control. If such an event were to occur, it could have an adverse effect on our business, financial condition, and results of operations.

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

Our activities are grounded in our data transfer capability. The operation of communications enabling our activity is dependent on the reliability and capacity of services supplied to us by communications vendors. Termination of business relationships with vendors from the communications field, such as vendors of infrastructure and internet servers, could force us to invest additional resources in order to adapt our products to a new vendor and could have a negative impact on our business, financial condition or results of operations.

Any past or future acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business, and negatively impact our results of operations.

In pursuing our business strategy, we routinely conduct discussions and evaluate opportunities for possible acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions. Consistent with our acquisition strategy, we have in the past acquired or invested in, and we currently are active in M&A pipeline and execution to acquire or invest, in, businesses, technologies or other assets that we believe could complement or expand our business.

For example, on January 20, 2022, we announced the acquisition of On Track Innovation Ltd. (“OTI”), a provider of smart payment solutions for automated self-service machines, for an aggregate consideration of approximately $10 million, and on October 30, 2023, we announced the acquisition of Retail Pro International (“Retail Pro”), a U.S. based retail software company, for a purchase price that represents an implied enterprise value of $36.5 million.

The identification, evaluation and negotiation of potential transactions have in the past, and may continue in the future, to divert the attention of management and require various expenses, whether or not such transactions are ultimately completed. There can be no assurance that we will be successful in identifying, negotiating and consummating favorable transaction opportunities. In addition to transaction and opportunity costs, such transactions involve significant challenges and risks, whether or not such transactions are completed, any of which could harm our business and negatively impact our results of operations, including risks that:

•	the transaction may not advance our business strategy;

•	we may not be able to secure required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;

•	the transaction may subject us to additional regulatory burdens, such as antitrust and competition filings, that affect our business in potentially unanticipated and significantly negative ways;

•	we may not realize a satisfactory return or increase our revenue;

•	we may experience difficulty, and may not be successful in, integrating technologies, IT or business enterprise systems, culture, or management or other personnel of the acquired business;

•	we may incur significant acquisition costs and transition costs, including in connection with the assumption of ongoing expenses of the acquired business;

•
we may not realize the expected benefits or synergies from the transaction in the expected time period, or at all – for example, we expect opportunities to deliver additional revenue and costs synergies, as well as accretion to net income, with the acquisition of Retail Pro, which may or may not be realized in a timely manner or at all;

•	we may be unable to retain key personnel;

•
acquired businesses or businesses that we invest in may not have adequate controls, processes and procedures to ensure compliance with laws and regulations, including with respect to data privacy and security, and our due diligence process may not identify compliance issues or other liabilities—moreover, acquired businesses’ technology may add complexity, resource constraints and failures that makes it difficult and time consuming to achieve such adequate controls, processes and procedures;

•
we may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring or investing in a business, which could result in additional financial, legal or regulatory exposure, which may subject us to additional controls, policies, procedures, liabilities, litigation, costs of compliance or remediation or to other adverse effects on our business, operating results or financial condition;

•	we may have difficulty entering into new product areas, market verticals or geographic territories;

•	we may be unable to retain the customers, vendors and partners of acquired businesses;

•
there may be lawsuits or regulatory actions resulting from the transaction – for example, during 2023, the Israeli Competition Authority (the “ICA”) requested from us certain documents and information related mainly to our acquisition of OTI. We have provided the ICA with the information it had requested and the dialog with the ICA continues. While we cannot predict the outcome, it is possible that the ICA may seek to impose a fine on us and our management, the amount of which could be material. We intend to continue to defend our position vigorously and it is difficult for us to assess when or how this process will conclude, or what results it may have to the Company;

•	there may be risks associated with undetected security weaknesses, cyberattacks or security breaches at companies that we acquire or with which we may combine or partner;

•	there may be local and foreign regulations applicable to the international activities of our business and the businesses we acquire; and

•
acquisitions could result in dilutive issuances of equity securities or the incurrence of debt – for example, the acquisition of Retail Pro was financed through bank financing, which increased our debt burden.

We may also choose to divest certain businesses or product lines. If we decide to sell assets or a business, we may have difficulty obtaining terms acceptable to us in a timely manner, or at all. Additionally, we may experience difficulty separating out portions of, or entire, businesses, incur potential loss of revenue or experience negative impact on margins, or we may not achieve the desired strategic and financial benefits. Such potential transactions may also delay achievement of our strategic objectives, cause us to incur additional expenses, potentially disrupt customer or employee relationships and expose us to unanticipated or ongoing obligations and liabilities, including as a result of our indemnification obligations. Further, during the pendency of a divestiture, we may be subject to risks related to a decline in the business, loss of employees, customers or suppliers and the risk that the transaction may not close, any of which could have a material adverse effect on the business to be divested and us. If a divestiture is not completed for any reason, we may not be able to find another buyer on the same terms, and we may have incurred significant costs without the corresponding benefit.

Joint ventures and minority investments inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational, regulatory and/or compliance risks associated with the joint venture or minority investment. In addition, we may be dependent on joint venture partners, controlling shareholders, management or other persons or entities who control them and who may have business interests, strategies or goals that are inconsistent with ours. Business decisions or other actions or omissions of the joint venture partners, controlling shareholders, management or other persons or entities who control them may adversely affect the value of our investment, result in litigation or regulatory action against us, and may otherwise damage our reputation and brand.

We rely on our key personnel and, if they leave us, our results and product development could be harmed.

Our future success and our ability to manage future growth depend, in large part, upon the efforts and expertise of our senior management team. Our senior management team is comprised of highly regarded and experienced figures within our industry who have extensive experience with, and an exceptional understanding of, our business, customers and products. It could be difficult for us to find appropriate replacements for our senior management, as competition for personnel is intense. For example, Mr. Yair Nechmad, CEO, co-founder and a controlling shareholder in the Company, and well as Mr. David Ben-Avi, CTO, co-founder and a controlling shareholder, are key figures in the Company. Although we are not dependent on these key figures, we could be harmed if they were to leave the Company.

Our ability to recruit, retain, and develop qualified personnel is critical to our success and growth.

Our businesses function at the intersection of rapidly changing technological, economic and regulatory environments that require a wide range of expertise and intellectual capital. For us to successfully compete and grow, we must recruit, retain and develop personnel who can provide the necessary expertise across a broad spectrum of disciplines. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to ensure we have the necessary human resources capable of maintaining continuity in our business.

The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Following the September 2022 listing of our ordinary shares on Nasdaq, the trading price of our ordinary shares is likely to remain volatile, could be subject to fluctuations in response to various factors and may not appreciate. If the perceived value of our equity awards declines for these or other reasons, it may adversely affect our ability to attract and retain highly qualified employees.

We are also substantially dependent on our direct sales force and marketing team to obtain new customers and increase sales to existing customers. There is significant competition for sales and marketing personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales and marketing personnel to support our growth. If we are unable to hire, train and retain a sufficient number of qualified and successful sales personnel, our business, financial condition and results of operations could be harmed.

Failure to maintain and enhance our brand recognition in a cost-effective manner could harm our business, financial condition and results of operations.

We believe that maintaining and enhancing our brand identity and reputation is critical to our relationships with existing, and ability to attract new, customers, partners and employees. Accordingly, we have invested, and expect to continue to invest, a great amount of resources in branding and other marketing initiatives, which may not be successful or cost effective. If we do not successfully maintain and enhance our brand and reputation in a cost-effective manner, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands or reputations, and we could lose customers or partners, all of which would harm our business, financial condition and results of operations.

In addition, any negative publicity about our company or our management, including about the quality, stability and reliability of our products or services, changes to our products and services, our data privacy and cybersecurity practices, litigation, regulatory enforcement and other actions involving us, as well as the perception of us and our products by our customers and their consumers, even if inaccurate, could cause a loss of confidence in us and adversely affect our brand.

Exchange rate fluctuations could adversely affect our results of operations.

A material portion of our expenses are incurred in Israel and denominated in NIS. However, we are active in more than 120 different countries and therefore receive payments and derive revenue in a large number of currencies (primarily the Euro, U.S. dollar, Australian Dollar and British Pound). Our financial statements are presented in U.S. dollar, our functional and reporting currency, and therefore we are exposed to fluctuations in the different exchange rates in relation to the U.S. dollar, which could impact on our results of operations. Our results may be reduced by fluctuations in foreign currency exchange rates that could materially adversely affect our business, results of operation and financial condition.

Risks Related to Data Security, Privacy, Information Technology and Intellectual Property

Information security failures or interruptions of our or our third-party partners’ or service providers’ information technology systems could adversely affect our business, financial condition and results of operations.

As a company that processes payments, information security failures and leaking of financial data of our customers or their consumers, as well as passage of information between different territories in violation of privacy protection laws, could harm our results and reputation. Sensitive credit provider information, personal information, personally identifiable information and other financial data are transferred through our products and services, either within execution of transactions or within remote management services we offer. The processing of the information we acquire in connection with our customers’ use of our services is subject to numerous privacy, data protection, cybersecurity and other laws, rules, regulations and standards in a number of jurisdictions.

Furthermore, we operate under strict information security standards and regulations and use advanced security technologies in our efforts to comply with such laws, rules, regulations and standards, prevent data loss and protect the confidential, proprietary and sensitive information to which we have access. In order to mitigate against failures, cybersecurity incidents, attacks and other disruptions of our information technology systems, we strive to improve the security of our own servers, as well as the security environment we provide to customers and third parties using our products. For example, we possess three on premises environments for saving information, as well as dedicated cloud IT premises. In addition, we have offline backup for information, as well as a support team which is active seven days a week and external teams for identification of cyber-attacks, infiltration and exposure to other threat actors. Despite these measures, our efforts to protect such sensitive information may not be effective, which could disrupt our operations and adversely affect our business.

The nature of our business and our reliance on digital technologies may make us an attractive target for, and potentially vulnerable to, technological failures and exposure to cyber-attacks, fraud, computer malware, computer viruses, social engineering (including phishing and ransomware attacks), malware, password praying, credential stuffing, general hacking, physical or electronic break-ins or similar disruptions. Any breaches of our security systems, including as a result of employee theft, exfiltration, misuse or malfeasance, our actions, omissions, or errors, third-party actions, omissions, or errors, unintentional events or deliberate attacks by cyber criminals, may result in the loss of, or unauthorized access to, our or our customers’ data, including personal data, our intellectual property or other confidential, proprietary or sensitive business information. The techniques used to obtain unauthorized, improper or illegal access to our systems, our data, customer data or end-user data, disable or degrade service or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly and may not be recognized or detected until after they have been launched against a target. We and our service providers also face threats from sophisticated nation-state and nation-state-supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risks to our and their systems, internal networks and the information that we and they store and process. We expect that unauthorized parties will continue to attempt to gain access to our systems or facilities through various means, including hacking into our systems or facilities or those of our customers, or attempting to fraudulently induce (for example, through spear phishing attacks or social engineering) our employees, customers, partners, vendors or other users of our systems into disclosing usernames, tax identifications, passwords, payment card information or other personal or sensitive information, which may in turn be used to access our information technology systems. Despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident Any accidental or willful security breaches, security incidents or other unauthorized access to our platform or servicing systems could cause personal, confidential, proprietary or sensitive information to be stolen and used for criminal or other unauthorized purposes. Such an event could potentially impact our ability to engage with clearing entities, banks and credit companies, since under the terms of our agreements with these entities, non-compliance with security requirements could lead to termination of the commercial engagement. To the extent that any system failure or similar event results in harm or losses to customers using our platforms, customers could also seek monetary recourse or contractual remedies from us for their losses and such claims, even if unsuccessful. Beyond the risks posed to our reputation and financial position by loss of user financial data, personal data or other sensitive information, we could be exposed to regulatory inquiries, time-consuming and expensive litigation, sanctions and fines.

Furthermore, regulators and many foreign, federal, state and local laws and regulations require notice of certain data security breaches that involve personal information. Additionally, the SEC has recently adopted rules that require us to publicly disclose information about a material cybersecurity incident, including the impact or reasonably likely impact. Disclosure may be required before the incident has been resolved or fully investigated. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause customers to lose confidence in the effectiveness of our data security measures. Any security breach suffered by, or the occurrence of a cyber-threat to, us or our service providers, any attack against our service availability, any unauthorized, accidental or unlawful access or loss of data, or the perception that any such event has occurred, could result in a disruption to our service, litigation, an obligation to notify regulators and affected individuals, the triggering of indemnification and other contractual obligations, regulatory investigations or inquiries, substantial government fines and penalties, material reputational damage and loss of customers and ecosystem partners, and our business and operations as well as our financial condition and results of operations could be materially adversely affected. In addition, we may incur significant costs and operational consequences in connection with investigating, mitigating, remediating, eliminating and putting in place additional tools and devices designed to prevent future actual or perceived security incidents, as well as in connection with complying with any notification or other obligations resulting from any security incidents. Our insurance policies carry retention and coverage limits, which may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business. Furthermore, we cannot be certain that insurance coverage will continue to be available on acceptable terms or at all, or that our insurer will not deny coverage as to any future claim. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Although we have continued to invest in our due diligence, onboarding, and monitoring capabilities over critical external parties with whom we do business, including our third-party vendors and service providers, our control over the security posture of, and ability to monitor the cybersecurity practices of, such third parties remains limited, and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the cybersecurity infrastructure owned or controlled by such third parties.

To the extent we use or are dependent on any particular third-party data, technology or software, we may also be harmed if such data, technology or software becomes non-compliant with existing regulations or industry standards, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Any loss of the right to use any of this data, technology or software could result in delays in the provisioning of our products and services until equivalent or replacement data, technology or software is either developed by us, or, if available, is identified, obtained and integrated, and there is no guarantee that we would be successful in developing, identifying, obtaining or integrating equivalent or similar data, technology or software, which could result in the loss or limiting of our products, services or features available in our products or services. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

For more information about our cybersecurity practices, please see “Item 16K. Cybersecurity,”

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

The enactment of the CCPA and other state privacy, data protection and cybersecurity laws, rules and regulations has prompted a wave of similar legislative developments in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. At least four such state laws (in Virginia, Colorado, Connecticut and Utah) went into effect in 2023. In 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”). The VCDPA creates consumer rights, similar to the CCPA, but also imposes security and assessment requirements for businesses. In addition, later in 2021, Colorado enacted the Colorado Privacy Act (the “CPA”), becoming the third comprehensive consumer privacy law to be passed in the United States (after the CCPA and VCDPA). The CPA closely resembles the VCDPA and is intended to be enforced by the respective states’ attorneys general and district attorneys, although the two differ in many ways. As these laws, rules and regulations become enforceable, we must comply with each if our operations fall within the scope of such newly enacted comprehensive mandates. The enactment of such laws, rules and regulations could have potentially conflicting requirements that would make compliance challenging.

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

We are also subject to other privacy and data protection laws and standards, including but not limited to the Children’s Online Privacy Protection Act, the Gramm-Leach-Bliley Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Personal Information Protection and Electronic Documents Act, the Telephone Consumer Protection Act, the Payment Card Industry Data Security Standard, the Canadian Anti-Spam Law, Section 30a of the Israeli Telecommunications (Telecommunications and Broadcasts) Law, 5742-1982, the Israeli Protection of Privacy Law, 5741-1981 and the United Kingdom General Data Protection Regulation. These laws and any other applicable state, federal, and international privacy laws, may increase our compliance costs and potential liability.

Our operations abroad may also be subject to increased scrutiny or attention from data protection authorities. The European Union’s (“EU”) General Data Protection Regulation (“GDPR”), which regulates the gathering, Processing, protection, storage and transfer of personal data, applies directly to the activities of our subsidiaries that are established in the European Union and indirectly to us and our non-EU subsidiaries to the extent that such entities process personal data collected from EU data subjects through the offering of goods and services or monitoring of data subjects in the EU. The GDPR, which became effective in May 2018, created new individual privacy rights and imposed worldwide obligations on companies Processing personal data of EU users, which has created a greater compliance burden for us and other companies with European users, and subjects violators to substantial monetary penalties. Fines for noncompliance with the GDPR are significant and can be up to the greater of €20 million or 4% of annual global turnover. The GDPR requires data controllers to implement stringent operational requirements, including, for example, transparent and expanded disclosure to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for demonstrating that they have obtained valid consent for certain data Processing activities, and also to impose significant requirements on data Processing actions on their behalf. The GDPR also provides that EU member states may introduce further conditions, including limitations, and make their own laws and regulations further limiting the Processing of ‘special categories of personal data,’ including personal data related to health, biometric data used for unique identification purposes and genetic information, which could limit our ability to collect, use and share EU data, and could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harm our business and financial condition. Following the United Kingdom’s exit from the European Union, known as Brexit, the United Kingdom implemented the U.K. General Data Protection Regulation (“UK GDPR”), which currently imposes substantially the same obligations as the GDPR. With respect to transfers of personal data from the European Economic Area (“EEA”), on June 28, 2021, the European Commission issued an adequacy decision in respect of the United Kingdom’s data protection framework, enabling data transfers from EU member states to the United Kingdom to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs it could lead to additional costs and increase our overall risk exposure.

The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) struck down a frequently used permitted personal data transfer mechanism between the EU and the United States, leading to uncertainty about the legal basis for other transfers of personal data from the EU to the United States. We and many other companies may need to implement different or additional measures to establish or maintain legitimate means for the transfer and receipt of personal data from the EEA and the United Kingdom to the United States, and we may, in addition to other impacts, experience additional costs associated with increased compliance burdens, and we and our customers face the potential for regulators to apply different standards to the transfer of personal data from the EEA and the United Kingdom to the United States, and to block, or require ad hoc verification of measures taken with respect to, certain data flows from the EEA and the United Kingdom to the United States. We and our customers may face a risk of enforcement actions by data protection authorities in the EEA and the United Kingdom relating to personal data transfers. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel, damage our reputation and adversely affect our business, financial condition and results of operations. Any of these developments may have an adverse effect on our business.

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

The core of our activity is providing technological services. As a result, and in light of the continuous, rapid development of the area of activity, as well as expansion of the services required by our customers, we are exposed to operational risks, including risks to the stable, ongoing operation of our technological systems, data security and the durability of our servers and data transfer infrastructure. These risks include technical malfunctions, overloads of system servers and cyber-attacks that could lead to the failure or shutdown of our computer systems and servers. If a technical failure or an attack on our computer infrastructure occurs and we are unable to restore our systems to proper functioning within a reasonable timeframe, our reputation and business results may suffer. Additionally, real or perceived software errors, failures, bugs, defects or outages of our systems could materially and adversely affect our business, results of operations, financial condition and future prospects.

Our systems rely on software that is highly technical and complex, and we depend on the ability of such software to store, retrieve, manage and otherwise process immense amounts of data. As a result, undetected errors, failures, bugs or defects may be present in such software or occur in such software in the future, especially when updates or new products or services are released, and particularly to the extent such failures are not detected or remedied quickly. Our products and services are designed to process complex transactions and deliver reports and other information related to those transactions, all at high volumes and processing speeds. Since customers use our services for important aspects of their businesses, any errors, defects, disruptions in services or other performance problems with our services could hurt our reputation and damage our customers’ businesses. For example, if we approve a transaction incorrectly and the acquiring or issuing bank does not transfer the funds for any reason, we are liable to our customers for the amount of the transaction. Software and system errors, or human error, could delay or inhibit settlement of payments, result in over settlement, cause reporting errors or prevent us from collecting transaction fees, which could have a material adverse effect on our business, financial condition and results of operations.

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

We may not be able to make technological improvements as quickly as demanded by our customers, or as provided by our competitors, which could harm our ability to meet market demands and maintain the innovativeness and uniqueness of the services and products we offer. Developing and adapting to new technologies, together with expansion of our services and an increase in our customer base, requires us to continuously maintain and expand our existing technological capabilities, including those for data transfer between the points of operation and relevant servers.

Operational failures, including regarding data transfer, could harm our reputation, business results and our ability to retain customers and recruit new customers. Furthermore, as our business continues to grow, we will need to invest additional resources to improve our operational infrastructure in order to maintain its performance level under a heavy operational load. Any failure to do so effectively could harm our business.

Our services must integrate with a variety of operating systems, software, hardware, web browsers and networks of third-party payments processors, banks and acquirers. If we are unable to ensure that our services or hardware interoperate in real time with such operating systems, software, hardware, web browsers and networks, our business may be materially and adversely affected.

We are dependent on the ability of our products and services to integrate with a variety of operating systems, software, hardware and networks, as well as web browsers that we do not control. Any changes in these systems or networks that degrade the functionality of our products and services, impose additional costs or requirements on us or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our products and services. In the event that it is difficult for our customers to access and use our products and services, our business may be materially and adversely affected. We also rely on bank platforms, acquirers, payment processors, last-mile payment service providers and others, including card issuers and alternative payment methods, to process some of our transactions. If there are any issues with, or service interruptions in, these bank platforms, users may be unable to have their transactions completed, which would seriously harm our business.

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

Nonetheless, the steps we take to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights may be inadequate and, despite our efforts to protect these rights, unauthorized third parties, including our competitors, may duplicate, mimic, reverse engineer, access, obtain or use the proprietary aspects of our technology, processes, products or services without our permission. Our competitors and other third parties may also design around or independently develop similar technology or otherwise duplicate or mimic our services or products such that we would not be able to successfully assert our intellectual property or other proprietary rights against them. We cannot assure that any future patent, trademark or service mark registrations will be issued for our pending or future applications or that any of our current or future patents, copyrights, trademarks, or service marks (whether registered or unregistered) will be valid, enforceable, sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights, or provide us with any competitive advantage. A failure to suitably protect our technology could lead to increased competition from our competitors and even a loss of customers. Furthermore, competitors may reverse engineer our technology and develop similar products and services. We also might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights and technology. Additionally, our contractual arrangements may be breached and our contractual arrangements and other steps we have taken to protect our intellectual property may not prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. We cannot guarantee that we have entered into agreements containing obligations of confidentiality with each party that has or may have had access to proprietary information, know-how or trade secrets owned or held by us. Protecting and/or enforcing our intellectual property rights and other proprietary rights may be expensive, time-consuming and may require litigation for which outcomes are inherently uncertain, such that we may not be successful. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Defending a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts within and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

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

Although we believe that we have complied with our obligations under the various applicable licenses for open-source software, and we monitor our usage of such software, it is possible that we may not be aware of all instances where open-source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open-source licenses. Accordingly, we may face claims from others claiming ownership of, or seeking to enforce the license terms applicable to, such open-source software, including by demanding release of the open-source software, derivative works or our proprietary source code that was developed or distributed with such software. These claims could also result in litigation, imposing costs on us for legal hearings or requiring us to purchase a costly license or require us to devote additional research and development resources to change our software. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our software or incur additional costs. We cannot guarantee that we have not incorporated open-source software into our proprietary software in a manner that may subject our proprietary software to an open-source license that requires disclosure, to customers or the public, of the source code to such proprietary software. Any such disclosure would have a negative effect on our business and the value of our proprietary software.

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

In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open-source software cannot be eliminated and could have a material adverse effect on our business, financial condition and results of operations. For instance, open-source software is often developed by different groups of programmers outside of our control that collaborate with each other on projects. As a result, open-source software may have security vulnerabilities, defects or errors of which we are not aware. Even if we become aware of any security vulnerabilities, defects or errors, it may take a significant amount of time for either us or the programmers who developed the open-source software to address such vulnerabilities, defects or errors, which could negatively impact our products and services, including by adversely affecting the market’s perception of our products and services, impairing the functionality of our products and services, delaying the launch of new products and services or resulting in the failure of our products and services, any of which could result in liability to us, our vendors and service providers.

We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products, services and offerings.

We rely, and expect to continue to rely, on certain services and intellectual property that we license from third parties for use in our operations, products and offerings. We cannot be certain that our licensors are not infringing upon the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the third-party technology used in our business in all jurisdictions in which we may operate. Disputes with licensors over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the operations, products or offerings that include or incorporate the licensed intellectual property. Any such discontinuation or limitation could have a material and adverse impact on our business, financial condition and results of operation.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with our customers, partners and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons or other liabilities relating to or arising from our products, solutions or other acts or omissions. The term of these contractual provisions may survive termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, financial condition, revenues, results of operations or cash flows.

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

For example, we provide services in more than 120 countries but only hold licenses, registrations or other authorizations in a subset of these countries. We exercise our judgment as to whether our activities are subject to licensing requirements or otherwise regulated in the countries in which we operate, and it is possible that regulators or other governmental or judicial bodies in such countries may disagree with our determination as to whether we require a license, registration or other authorization or as to the sufficiency of the scope of our licenses, registrations or other authorizations to cover our business activities. Financial regulators across jurisdictions are increasingly focused on regulation of the payments industry, including with respect to the activities of non-bank payment processors and intermediaries, and we may receive enquiries from regulators or third parties such as customers or partners as to our licensing position in particular jurisdictions which may require us to engage with regulators or third parties on this subject, and require investment of financial and managerial resources or amendments to our operations. To the extent that we do not comply, or have not in the past complied, with applicable licensing requirements or other regulations and requirements, we could face regulatory enforcement action, including fines, penalties, suspension or revocations of licenses, registrations or other authorizations, limitations on our products and services and other regulatory consequences, which may be significant and could have an adverse effect on our business, financial condition or results of operations. Further, the inability to obtain new licenses or other authorization in new jurisdictions into which we plan to expand our operations, or the loss of any license or other authorization in jurisdictions in which we presently operate, could have an adverse effect on our business, prospects, financial condition or results of operations.

We are also subject to other forms of regulatory oversight, including oversight from an antitrust and competition perspective related to mergers and acquisitions and other business activities. During 2023, the ICA requested from us certain documents and information related mainly to our acquisition of OTI. We have provided the ICA with the information they have requested and the dialog with the ICA continues. While we cannot predict the outcome, it is possible that the ICA may seek to impose a fine on us and our management, the amount of which could be material. We intend to continue to defend our position vigorously and it is difficult for us to assess when or how this process will conclude, or what results it may have to the Company. It is possible that the ICA, or other antitrust and competition regulators in countries where we operate, will impose regulatory enforcement actions, including fines, penalties, limitations on our products and services and other regulatory consequences, which may be significant and could have an adverse effect on our business, financial condition or results of operations, such actions may also incur the expenditure of significant financial and managerial resources to address or defend against.

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

Additionally, we are licensed as an Electronic Money Institution (“EMI”) in the EU in Lithuania. This authorization imposes significant ongoing compliance obligations and costs on us. In particular, EMIs are subject to detailed rules on how electronic money is issued to customers, how customer funds must be safeguarded and how electronic money may be redeemed. We are required to ensure funds received from customers for electronic money are either held in a segregated account with an authorized credit institution, invested in secure, liquid assets or covered by an insurance policy or comparable guarantee. We are also required to satisfy regulatory capital requirements. Specifically, EMIs must at all times hold initial capital of at least EUR 350,000. There is also an ongoing capital requirement which is calculated as a percentage of the average outstanding amount of issued electronic money. Capital is required to be held as a buffer, absorbing both unexpected losses that arise while the business is a going concern as well as the first losses if it is wound up. As well as safeguarding of customers’ funds and regulatory capital requirements, EMIs must maintain detailed internal compliance policies and procedures that address, among other things, customer complaints handling, financial crime controls, anti-bribery and corruption and compliance with applicable sanctions. EMIs are also required to regularly submit returns to regulatory authorities and make period and event-driven notifications. Senior managers and other key personnel within the EMI are also required to be approved by the relevant regulator as being fit and proper to hold their positions, and must continue to meet the applicable regulatory standards in this regard or risk not being approved or having their approval withdrawn. EMIs are also subject to prescriptive disclosure, conduct of business, safeguarding and additional capital requirements when they provide payment services unrelated to the issue of electronic money, which we must also comply with given the nature of our business. These are in addition to the general legal obligations that apply to the group by virtue of conducting business in the EU and U.K., such as compliance with relevant data protection laws (e.g., the GDPR). Finally, we were granted an EMI license in the U.K., which imposes substantially similar ongoing regulatory requirements on the relevant U.K. subsidiary that holds the license These and other ongoing compliance requirements may have a material impact on our financial condition and the allocation of human resources within the Company.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other similar laws, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010, (the “Bribery Act”), Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000, the Republic of Lithuania’s Law on Prevention of Terrorism Financing and Money Laundering, the U.S. Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act and the Anti-Money Laundering Act of 2020, the U.K. Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017, as amended by the Money Laundering and Terrorist Financing (Amendment) Regulations 2019, the Terrorism Act 2000, the Counter-Terrorism Act 2008 and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we, or third parties acting on our behalf, conduct activities. Anti-corruption and anti-bribery laws generally prohibit companies and their officers, directors, employees and business partners, including agents and other third parties acting on the company’s behalf, from promising, authorizing, making, offering, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business, or otherwise obtaining favorable treatment. The FCPA further requires us to keep and maintain books and records that accurately reflect transactions and dispositions of assets and to maintain a system of internal accounting controls. The Bribery Act also prohibits “commercial” bribery not involving government officials, the receipt of bribes, and requires companies to implement adequate procedures to prevent bribery.

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

Our global operations expose us to risks under economic and trade sanctions laws and regulations. Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and/or enforced, inter alia, by the Israel Ministry of Finance or Ministry of Defense, as well as by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the European Union, the United Nations Security Council, and other relevant government authorities. These laws and regulations generally prohibit the sale of products or provision of services to countries, governments, and persons targeted by sanctions. A failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including investigations, arrangements, fines, prosecution, enforcement actions, criminal and civil punishment etc. Despite our compliance efforts and activities, we cannot assure compliance by our customers, employees, or anyone acting on our behalf, and therefore such liability may be imposed on us. Any such non-compliance or violation may significantly harm our business, reputation, and financial condition.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have an adverse effect on our business.

We are subject to various litigation matters from time to time, the outcomes of which could harm our business. Claims arising out of actual or alleged violations of law or contractual obligations could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to, suspension or revocation of licenses to conduct business. Furthermore, defending ourselves against these claims may require us to expend substantial financial resources and divert management’s attention, which could adversely impact our business, results of operations and financial condition. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Risks Related to our Ordinary Shares

We are controlled by our founding shareholders. Our founders may make decisions with which other shareholders may disagree.

As of December 31, 2023, Amir Nechmad, Yair Nechmad and David Ben-Avi beneficially owned approximately 74.15% of our outstanding ordinary shares. They have also entered into a shareholders’ agreement regarding nomination rights to our board of directors, voting their shares at a general meeting of shareholders and other matters. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Agreement” for more information. The interests of our founders may differ from your interests. These shareholders will be able to exert significant influence over us and, if acting together, will be able to control matters requiring shareholder approval, including the election of directors, amendments to our articles of association and approval of significant corporate transactions, including a merger and the issuance of equity interests in certain circumstances. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our Company. Our founders could also sell their stake and transfer control to another party without your consent.

The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors.

The stock market in general, and the market price of our ordinary shares in particular, is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares on Nasdaq and the TASE has fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares is and will be subject to a number of factors, including:

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

•
new laws or regulations, including new interpretations of existing laws or regulations applicable to our business, increased enforcement efforts in our industry, or specific enforcement actions against us;

•	actual or anticipated changes in our management or our board of directors;

•	general economic conditions and slow or negative growth of our target markets; and

•	other events or factors, including those resulting from war such as the current conflicts in the Gaza Strip and Ukraine, incidents of terrorism or responses to these events.

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

•
geopolitical uncertainty, including as a result of the current conflicts in the Gaza Strip and Ukraine, and uncertainty as to the economic conditions specifically affecting industries in which our customers participate.

•	costs and timing of expenses related to hiring additional personnel, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

•	the impact of market volatility and economic downturns caused by natural disasters and health epidemics, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses;

•	supply chain constraints and increases in component prices;

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

As of December 31, 2023, we had registered share capital of 70,000,000 ordinary shares with 33,326,736 ordinary shares outstanding. We may choose to raise substantial equity capital in the future for a variety of reasons, including for the acquisition of new businesses, to invest in new products and technologies or to meet other working capital or corporate requirements. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders since by raising additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders. In addition, as of December 31, 2023, options to purchase 3,025,319 million of our ordinary shares were outstanding as well as 313,801 RSUs. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Option Plans.” Any ordinary shares that we issue, including under any options plans, would dilute the percentage ownership held by the investors who own our ordinary shares at that time.

If our existing shareholders sell ordinary shares, the market price of our ordinary shares could decline.

The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares on Nasdaq or the TASE. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of December 31, 2023, we had a total of 33,326,736 ordinary shares outstanding. All of our outstanding shares are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares held by our affiliates may be sold only in transactions registered under the Securities Act or in compliance with Rule 144 or another applicable exemption under the Securities Act.

We have filed a registration statement on Form S-8 under the Securities Act to register our ordinary shares or securities convertible into or exchangeable for our ordinary shares issued pursuant to our equity incentive plans. The ordinary shares registered under the Form S-8, or any registration statements on Form S-8 that we file in the future, will be available for sale in the open market subject to vesting arrangements and exercise of options and, in the case of our affiliates, subject to compliance with applicable requirements of Rule 144 or another applicable exemption under the Securities Act.

As any applicable restrictions on resale end, the market price of our ordinary shares could drop significantly if our affiliates sell their shares or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

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

Our ordinary shares trade on different markets and this may result in price variations.

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

Our management has devoted, and continues to devote, substantial time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

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

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight, as well as outside consultants. If any of these controls and systems do not perform as expected, we may experience material weaknesses in our controls.

In addition to our results determined in accordance with IFRS, we believe certain non-IFRS financial measures and key operating and financial metrics may be useful in evaluating our operating performance. We present certain non-IFRS financial measures and key operating and financial metrics in this annual report and intend to continue to present certain non-IFRS financial measures and key operating and financial metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-IFRS financial measures and key operating and financial metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, as a result of our growth and expansion, changes to or additions of new products or otherwise. Further, material weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations that we are required to include in our annual reports that we file with the SEC as well as annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our annual reports after we lose our status as an “emerging growth company.” Ineffective disclosure controls and procedures and internal control over financial reporting could cause investors to lose confidence in our reported financial and other information and we could become subject to investigations by the SEC or other regulatory authorities, which could have a material negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, our ordinary shares may not be able to remain listed on Nasdaq.

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act in our annual reports. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Additionally, when we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, financial condition and results of operations and could cause a decline in the price of our ordinary shares.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is afforded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required by Nasdaq for domestic issuers. For instance, instead of Nasdaq rules applicable to domestic issuers, we follow home country practices in Israel with respect to nominating directors to our board of directors and quorum requirements for general meetings of shareholders. In addition, we follow our home country law, instead of Nasdaq rules applicable to domestic issuers, which would require that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of our Company, certain transactions other than a public offering involving issuances of a 20% or more interest in our Company and certain acquisitions of the stock or assets of another company. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is afforded to investors under Nasdaq rules applicable to domestic issuers. See “Item 16G. Corporate Governance” for further information.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements and the requirements of Regulation FD, and our directors, officers and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

Additionally, there is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organization for Economic Co-operation and Development (“OECD”), and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals, Pillar One and Pillar Two, that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation. Under the OECD framework for Pillar One as currently drafted, we do not expect to be subject to the regime. To date, more than 140 countries, including Israel and other countries in which we operate, have agreed to enact legislation on Pillar Two and to enforce a minimum global tax rate of 15%. Many countries are expected to implement such legislation in 2024, but it is currently unclear when Israel will do so. Under the OECD framework for Pillar Two, we do not currently expect to be subject to the regime, but we are continuing to evaluate the potential impact on future periods, which will depend in part on legislative adoption by individual countries. It is difficult to assess at the present time to what extent such legislation, if and when finally adopted, might adversely impact our effective tax rate in the future.

Further, unilateral measures, such as digital services tax and corresponding tariffs in response to such measures, are creating additional uncertainty. If an expanded version of the Pillar One initiatives or these unilateral measures are implemented, they may negatively impact our financial condition, tax liability and results of operations and could increase our administrative costs.

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

Based on the manner in which we currently operate our business, the current and expected composition of our income and assets and the estimated value of our assets (including the value of our unbooked goodwill, which is based on the price of our ordinary shares), we do not believe that we were a PFIC for the taxable year ended December 31, 2023. However, a company’s PFIC status is an annual determination that can be made only after the end of each taxable year, and our PFIC status for each taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including estimated goodwill (which may be determined by reference to the market value of our ordinary shares, which may be volatile). Our PFIC status is subject to uncertainties. We may be or become a PFIC if our market capitalization declines. Further, we may hold less than 25% minority stakes in other entities, which will generally be treated as passive for purposes of the PFIC rules.

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

Risks Related to our Operations and Incorporation in Israel

Israel is currently at war in the Gaza Strip, and the duration, scope and effects of the war are unknown.

We are an Israeli company and many of our employees, including our founders and a majority of our management team, are Israeli residents. Our headquarters in Herzliya, our research and development facilities and a large portion of our operations are located in Israel. In addition, one contract manufacturer, from which we derive a substantial portion of our goods, is situated in Israel.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli targets. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s government declared war against Hamas. Other terrorist organizations such as Hezbollah in Lebanon on Israel's northern border have launched rocket attacks on Israel in support of Hamas. The military campaign against Hamas and other terrorist organizations is ongoing and could escalate in the future into a larger regional conflict. There is no certainty as to the duration, severity, results or implications of the war on the State of Israel generally or on our company.

The war in Gaza currently affects and may continue to affect our operations and financial results in several ways, including:

•
Human Resources: nearly 10% of our Israeli employees and managers have been called to active reserve duty; it is possible that the war will require additional reserve duty call-ups and more of our employees and managers or their family members will be called to active reserve duty, which would prevent them from working or effectively performing their tasks for us.

•
Macro-economic effects: the war has led, and may continue to lead, to negative domestic macro-economic effects that could materially impact our business and operations, such as inflation, depreciation of the Shekel, bearish capital markets, reduced availability of credit and financing sources and decline in growth.

•
Trade curtailment: the war may lead to interruptions and curtailment of trade between Israel and its trading partners, which could result in reductions in the demand for our offerings or disruptions in the supply of components required for our products. Certain countries and organizations may impose trade or other trade or financial sanctions on Israel, which could impact our ability to conduct our business.

•
Shipping costs: the global shipping industry is experiencing disruptions due to various factors, including the rerouting of shipping away from the Suez Canal due to attacks by Houthi militants from Yemen on commercial shipping vessels in the Gulf of Aden and the Red Sea, which has caused a substantial increase in rates for some shipping routes. This and other factors have caused a worldwide increase in shipping rates, which has impacted the Company.

•
Decrease in Israeli demand: we have noticed an immaterial decrease in demand in Israel for our products and services compared to our global demand, due to reduction in mobility and gatherings in public spaces, such as for leisure and entertainment activities during the war.

•
Damage to infrastructure: Terror and missile attacks may lead to infrastructure damage, such as to various of our facilities located in Israel, including communications networks, computer infrastructure and other cyber assets, which may lead to interruptions in our operations. Although the Israeli government may cover the reinstatement value of certain damages that are caused by terrorist attacks or acts of war, we cannot be sure that such government coverage will be available to us or, if available, will sufficiently cover our damages.

•
Reputation and international relations: as a result of the war, public opinion in the international community towards Israel, Israeli companies and Israeli industries may be negatively affected. It is hard to anticipate if and how such sentiments and other political developments will impact our clients, backlog of orders or financial results; however, it is possible that a limited number of customers will hold, delay or cancel existing or future orders as a result of the war and a shift in international relations and politics.

The ongoing war is rapidly evolving and could continue to disrupt our business and operations and affect our financial results in material ways not discussed above, or to a degree that is not currently anticipated by us.

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

We are currently eligible for certain tax benefits provided to a “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law.” In order to remain eligible for such tax benefits for a “Preferred Technological Enterprise,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, canceled or discontinued, our Israeli taxable income from the Preferred Technological Enterprise would be subject to different Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities may not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10. Additional Information—E. Taxation—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 5719-1959.”

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment with us. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment are considered to be “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no agreement between an employer and an employee, the Compensation and Royalties Committee in the Israel Ministry of Justice (the “Committee”), a body constituted under the Patents Law, has the authority to determine whether the employee is entitled to remuneration for his or her service inventions and the scope of such remuneration. The Committee has not determined one specific formula for calculating the remuneration that might be due the employee but rather uses the criteria specified in the Patents Law. Israeli case law clarifies that there is no vested right to receive remuneration for “service inventions”, and in any event this can be waived by the employee. Although we enter into assignment-of-invention agreements with our employees pursuant to which such individuals waive any right they may have to remuneration for service inventions, we may face claims demanding remuneration in respect of assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees (subject to the statute of limitations), or be forced to litigate such claims, which could negatively affect our business.

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

•	We have undertaken in certain of our financing agreements not to have a change-of-control without the lender’s approval; and

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

In the future, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms or at all is subject to a variety of uncertainties, including, investors’ perception of, and demand for, securities of peer companies; conditions of the United States, Israeli and other capital markets in which we may seek to raise funds; our future results of operations and financial condition and cash flows; government regulation of foreign investment in our industry; economic, political and other conditions; and government policies concerning external commercial borrowings.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our ordinary shares, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares is influenced by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts, or the content and opinions included in their reports. As a relatively new public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event that any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our company, the market price of our ordinary shares would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance they have publicly announced or the expectations of analysts and investors. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or investors, analysts could downgrade our ordinary shares or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the market price or trading volume of our ordinary shares to decline.

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

These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of such controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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

The impact of inflation and interest rate hikes could negatively affect our business, industry and customer base.

Our own costs, including labor, hardware, services, technology providers, and other variable expenses could be severely impacted by severe, widespread or continuing inflation or severe or continuing interest rate hikes. Our customer base includes many small businesses, some of which operate on tight margins. Our customers may not successfully navigate a rising cost environment, causing collection issues or bankruptcies. Inflation or interest rate hikes could seriously erode the discretionary buying decisions of consumers, impacting size of purchases or volumes at our automated self-service platforms.

Rising interest rates could also impact the Company’s future borrowing costs. In Israel, interest rates are likely to rise as a result of Moody's decision in February 2024 to downgrade Israel’s credit rating from A1 to A2, due in part to the effects of its ongoing war with Hamas, and to lower Israel’s credit outlook from stable to negative, signaling the possibility of further downgrades in the future. Other credit rating agencies may also downgrade Israeli’s credit rating.

We rely on access to the Israeli financial institutions as a significant source of financing for our business. As of February 19, 2024, we have utilized outstanding credit facilities from Israeli banks in the aggregate amount of approximately $54 million. If interest rates continue to increase for any reason, this would increase our future costs of borrowing, negatively affecting our financial results.

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

Our agent for service of process in the United States and North American office is Nayax LLC, located at Executive Plaza 1, 11350 McCormick Road, Suite 1004, Hunt Valley, Maryland 21031.

B.	Business Overview

Our Mission

Simplifying commerce and payments for retailers – driving growth while optimizing operations and enhancing consumer engagement.

Overview

We have developed a complete solution for automated self-service retailers and commerce and other merchants. Our platform empowers retailers to provide consumers with digital, cashless payments, connected commerce experiences, enhancing consumer conversion and loyalty. Our comprehensive proprietary platform addresses the entire commerce value chain, including a global payments infrastructure, management software suite, a consumer engagement platform and integrated POS devices. We help retailers maximize their sales potential while optimizing their operations and costs. We addressrav a broad range of automated self-service retail verticals, including all types of vending machines, coffee machines, self-service checkout counters and kiosks, ticketing machines, car wash stations, gaming machines, amusement rides, laundromats, EV charging stations and many more. We have successfully leveraged our leadership position in the automated, self-service retail market, as well as our deep product expertise and track record of innovation, to expand into the other retail markets. We have developed a platform with in-store integrated POS and software solutions to help retailers manage and grow their businesses. As of December 31, 2023, 2022 and 2021, we served approximately 72,000, 47,000 and 30,000 customers, respectively, whom, as of December 31, 2023, we served in more than 120 countries across all continents, supporting 34 languages, more than 50 currencies and more than 80 payment methods.

We believe the end-markets we serve are driven by several key trends. The global shift away from cash is a powerful trend that underpins long-term growth within the payments industry. At the same time, we have witnessed a significant change in consumer expectations and behavior. For example, consumers are increasingly opting for cashless automated self-service experiences, favoring shorter lines, reduced personal contact and privacy, which limits human interaction during shopping and checkout. Moreover, consumers expect a simple, modern and personalized purchasing experience across multiple channels, both in-store and online. To address these evolving and multifaceted needs, many retailers currently rely on a myriad of point solutions, which can be complex, incomplete, ineffective and expensive. This has created a tremendous opportunity for our technology platform. In addition to accepting digital payments, our end-to-end technology platform empowers retailers to fully and seamlessly manage their business while engaging with their consumers. We provide significant value for our customers by helping them increase revenue through consumer engagement and conversion, and reduce costs through inventory optimization, personnel rationalization and real-time operation data.

We believe we are still in the early stages of capturing our large total addressable market opportunity. While we are a leading technology platform that enables seamless digital commerce for retailers globally, our managed and connected devices represented only a small percentage of the total automated self-service points of sale, as of December 31, 2023. With the ongoing shift to EV cars, we believe Nayax is in a strong position to capture many of the open environment charger opportunities with our vertical solution for the energy market, providing seamlessly integrated cashless POS and payments, and a dedicated energy management platform and loyalty suite we developed especially for energy management and the EV market needs.

Our platform offers a comprehensive, end-to-end solution for all retail environments and enables digital payments acceptance, remote management and operation services and consumer engagement:

•	Payments Suite: International payments infrastructure that enables customers to offer consumers the ability to pay with their preferred local payment methods in their home markets.

•	Management Software Suite: A central intelligence hub for merchants that provides deep, real-time insights to optimize operations.

•	Loyalty and Marketing Suite: A consumer engagement loyalty and marketing platform that enables retailers to drive engagement with their target consumers.

•	Integrated POS: Our proprietary devices are designed to be seamlessly deployable in-store or on new or existing machines and enable the acceptance of digital payments.

Since 2005, we have invested significant resources to develop a large number of integration protocols that enable us to market our platform to many types of automated self-service points of sale with a simple “plug and play” installation approach. Our hardware and software are developed in-house, enabling us to manage manufacturing and production to our own specifications. Moreover, our software is easy to integrate with third-party systems via our comprehensive API suite, such as ERP systems and loyalty platforms. We have developed a collaborative work environment, and our innovative solutions are the direct result of working closely with our customers to understand their needs and challenges. Our sense of purpose is engrained in our DNA. Beyond our customer-first culture and award-winning support, our employees are entrepreneurs, who are empowered by a genuine passion to strive for excellence and find new ways to help our customers grow their businesses. Given our track record of innovation in the automated self-service retail market, we are well-positioned to further expand into the broader retail technology market.

Our solutions help our customers maximize their sales potential while optimizing their operations and costs. Based on customer feedback, we believe that customers that deploy our platform can realize increases in sales driven by the incremental conversion of electronic payments, our dynamic pricing solutions, the effectiveness of our loyalty solutions and the reduction of downtime. We also enable our customers to materially improve operating costs, which is driven by reduced labor and spoilage and improved cash management. Our business management solutions provide our customers with a comprehensive view of their business, which enables them to optimize critical operations, including route planning, inventory management and estate maintenance, which maximizes their up-time. Our solutions are increasingly attractive to customers given an ongoing global trend toward self-service, where many merchant are inclined to include automated machines as part of their 24/7 service to allow their customers to shop while their stores are closed.

We serve customers of all sizes ranging from large, global enterprises, which we define as enterprises typically with numerous locations to single-location SMEs. We define a customer as any entity that has transacted using our platform within a given period. We have a direct presence in geographic markets where we have identified high levels of immediate potential, including the United States, Canada, the United Kingdom, Germany, Japan, China, Australia, South Africa and our home market of Israel. For example, for the fiscal year ended December 31, 2023, approximately 35%, 31%, 11%, 10%, 6% and 7% of our revenue was derived from customers in the United States, Europe (excluding the United Kingdom), the United Kingdom, Australia, Israel and the rest of the world, respectively. We also have licensed distributors deploying our platform in an additional 80 countries worldwide. Our solutions are deeply embedded and mission-critical to our customers’ operations, which is evidenced by our strong dollar-based net retention rate of 144% as of December 31, 2023, 131% in 2022 and 137% in 2021.

Since our founding in 2005, we have experienced consistent, strong growth. In recent years, our revenue growth has accelerated along with our installed base of 517,000, 725,000 and 1,044,000 managed and connected devices in fiscal years 2021, 2022 and 2023 respectively, representing a compound annual growth rate (“CAGR”) of 42%. Our total revenue has increased from $119 million in the fiscal year ended December 31, 2021 to $235 million for the fiscal year ended December 31, 2023, representing a CAGR of 41%. Our gross profit has increased from $48.1 million in the fiscal year ended December 31, 2021 to $88.3 million for the fiscal year ended December 31, 2023, representing a CAGR of 35%. Our net loss for the fiscal years ended December 31, 2023, 2022 and 2021 was $15.9, $37.5 million and $24.7 million, respectively.

Our Industry

Retail is currently undergoing a major transformation that is accelerating what we believe to be a significant untapped opportunity in cashless automated self-service commerce and digital retail solutions, driven by the following trends:

    Digitization of Payments

The pervasive adoption of digital payments is displacing cash usage and broadening the addressable consumer base for players in the automated self-service and attended retail markets. The ongoing shift towards digital payments was further accelerated by the impact of COVID-19, which made consumers more mindful about handling cash.

Across retail channels, the usage of cashless solutions is expected to continue growing due to increased card usage and greater adoption of mobile and e-payment solutions. We believe the proliferation of digital payments at the expense of cash will reshape the entire payment infrastructure by accelerating the demand for automated self-service commerce solutions, and particularly cashless machines.

    Shifting Consumer Behavior and Demand for Digital Commerce Solutions

Consumers increasingly prefer the convenience of cashless automated self-service commerce wherever available. The various convenience factors associated with cashless automated self-service commerce, which include faster check-out, shorter lines and less interaction at the point-of-sale, have increased consumer demand for such solutions. COVID-19 has further raised awareness for the potential hygiene benefits associated with cashless automated self-service commerce.

    Increased Penetration of Cashless Payments and Accelerated Adoption of Automated Self-Service Commerce

There is a large installed base of automated self-service retail machines that have yet to be converted to accept digital payments. The retrofitting of automated self-service machines goes hand-in-hand with the ongoing digitization of retailers’ operations. Retailers increasingly embrace digital payment technologies to meet consumer expectations and deliver operational efficiencies. This trend is supported by the long-term margin pressure experienced by many retailers and their need to optimize costs. Moreover, the growing scarcity of employees in certain parts of the retail and service verticals has further raised the profile of automated self-service solutions.

    Convergence of Integrated Software and Payments Solutions

Retailers increasingly utilize and depend on smart devices with integrated software. The increase of easy-to-use, integrated software accelerates the adoption of digital payments solutions and, by extension, of cashless automated self-service commerce.

    Proliferation of Omni-Channel Commerce

Consumers increasingly demand an omni-channel retail experience while expecting frictionless, convenient and safe transactions, regardless of where they are and how they wish to pay.

Limited Number of Providers that can deliver Solutions for the Largest Customers at a Global Scale

The automated self-service payments market is growing and highly fragmented. As the transaction volume of automated self-service commerce continues to grow, platforms that offer a full suite of integrated commerce solutions that address the complex needs of retailers at a global scale are best placed to emerge as winners.

Significant Growth in the Number of Cashless Automated Self-Service Market Machines

Key verticals of the automated self-service market include traditional vending machines, ticketing machines, gaming machines and laundromats. In our market analysis, we estimate that the global number of automated self-service machines for major addressable verticals will grow at a CAGR of 6% between 2022 and 2025.1 While we track the global number of automated self-service machines to gauge our long-term market opportunity, we believe the proportion of existing cashless machines is a more meaningful indicator of our current market opportunity. We estimate based on our market analysis that the overall cashless penetration of automated self-service machines was 24% in 2021 and will increase to approximately 41% by 2025.

Beyond traditional retail, there are new and emerging verticals, such as electric vehicle charging stations, that are exhibiting higher growth in terms of the number of new machines. For example, we estimate that due to the increasing adoption of electric mobility, the installed base of cashless automated self-service machines for electric vehicle chargers has expanded by a factor of approximately 10 times from 2015 to 2021. This trend is likely to continue as countries support the transition towards low carbon economies and encourage the adoption of electric mobility.

Our Addressable Market in Cashless Automated Self-Service Commerce

The growth of cashless automated self-service commerce is primarily driven by the conversion of cash-only machines in the installed base into connected, cashless machines, and to a lesser extent by the deployment of new machines.

With approximately 1,044,000 managed and connected devices as of December 31, 2023, we believe we are uniquely positioned to capitalize on the growth of cashless automated self-service commerce. Our solutions address an extensive and growing market opportunity. Based on our market analysis, we estimate our total addressable market opportunity for software and payment processing solutions will be $3.6 billion by 2025. We arrived at this figure by estimating the annual revenue per devices across verticals and multiplying by the number of cashless automated self-service machines that could potentially be serviced by Nayax.

We believe there is further upside to this estimate as not all existing verticals (e.g., car wash stations) were quantified in our market analysis. Also, our current installed base is more focused on general food and beverage vending, which typically has smaller transaction volumes. As higher ticket verticals such as EV charging stations grow, so will the respective payment processing revenue opportunities for Nayax. In the long-term, we expect growth in our underlying market verticals to further expand our revenue opportunity, reaching a $9.0 billion revenue total addressable market opportunity for software and payment processing solutions.

1 Our market analysis was prepared in 2022 and we have not updated it since.

   Revenue Opportunity in Attended Retail for SMBs

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

Micro Market Solutions for Enclosed Spaces

Micro market solutions offer a self-service store with multiple vending machines, refrigerators, shelves, coffee machines, etc., providing a self-checkout solution for certain office spaces, break rooms and other closed environments that generally increase revenue compared to regular vending solutions. This shift can be seen in the growth in the estimated number of active micro market locations from 25,750 in 2021 to 30,385 in 2022, an increase of 18%. Retailers are able to offer more products to consumers in micro markets and generally see more revenue as a result. Micro markets’ projected sales in 2022 were $4.1 billion, an increase of 24.2% from 2021 (figures from the 2022 annual report of Automatic Merchandiser).

Our Platform

We built a comprehensive, end-to-end platform to fit a vast array of retailers’ needs. Our solutions empower our customers, whether large enterprises or SMEs, to manage their businesses across points of sale, payment processing, business operations and consumer engagement, all using a single platform. We address the entire commerce value chain, enabling out of the box loyalty experience for our customers and their consumers. In addition, we provide platform solutions that include analytics and capabilities for retailers, as well as application programming interfaces (APIs) that enable our customers to seamlessly connect with other technology solutions.

During 2023, our platform facilitated:

•          3.65 billion of transaction value;

•          approximately 1.84 billion transactions; and

•          approximately 1M managed and connected devices in more than 120 countries.

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

Management Software Suite. Our proprietary management software suite serves as a central intelligence hub for our customers, providing deep, real-time insights that help retailers optimize their operations. Our platform enables our customers to manage their entire network of connected devices from a single place. Flexible API connections allow additional integration with other software platforms. As such, our customers are able to monitor inventory, dynamically price products, manage employees and review business and reconciliation reports using our software suite.

Monitoring and management. Our management system allows 24/7 remote monitoring and management of retail services, detecting potential errors and generating corresponding alerts. As a result, our customers are able to detect operational issues in real-time and minimize downtime. Other features include remote product price change and software updates, which reduce the need to rely on technical support and ongoing maintenance services. Our special retail management allows customers to manage stock, promos, employees and more. Our energy management system allows our customers to monitor and control energy consumption, manage pricing and more.

Inventory Management. Our inventory management capabilities allow our customers to keep track of available inventory, track costs and transfer inventory between multiple locations. Our dynamic routing helps our customers optimize their supply chain, reduce spoilage and decrease operational costs.

Reporting. Our customers are able to access real-time information about their automated self-service machines and their integrated POS devices. Data is collected and consolidated from customers’ Nayax-based integrated POS devices. We provide reports for various business areas, including sales transactions, cash levels and inventory status. Our business intelligence tools and customizable dashboards help our customers monitor and improve the performance of their business.

Product Management. We help our customers set up and manage product catalogs with multiple customizable parameters. We also offer dynamic pricing tools such as multiple price lists, currencies and special prices.

Employee Management. Our customers can manage roles, permissions and access levels by POS device and activity according to different hierarchies such as global offices or regions. Our customers in the automated self-service retail market can seamlessly reduce fraud by tracking employee visits, inventory refill and cash collections.

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

Marketing Solutions We offer customers the ability to run marketing campaigns on social media, utilizing their own data to provide better outcomes. We also offer the ability to run SMS and email campaigns.

Integrated POS. Our integrated POS devices enable the acceptance of digital payments for our customers. Our devices, which consist of hardware and software, are designed and developed in-house with our own specifications, and we manage the entire value chain of manufacturing and production to our own specifications with our manufacturing partners. Our devices are built for ease of installation in any automated self-service environment and across both new and retrofit environments. We have developed a seamless process whereby customer orders, device shipments and installations can be handled without the help of a technician or a Nayax employee. Moreover, we have a simplified onboarding process, and the activation cycle of our devices can be relatively short. As such, customers are often able to start processing payments immediately after device installation. Our devices have a distinct branding and a customized design that has been developed to help consumers understand that checkout is cashless. In addition to devices for the automated self-service retail market, we have leveraged our platform to expand into the attended retail market, delivering in-store POS and payments solutions.

Automated Self-Service POS devices. We provide a wide array of POS devices for the automated self-service retail market. In addition to payment acceptance, our devices are connected to the internet using Internet-of-Things (“IoT”) communication protocols, enabling multiple telemetry functionalities. Our devices are industry agnostic and have been deployed by customers in various verticals of the automated self-service retail market.

Attended POS devices. We also provide multiple POS devices for the attended retail market, including Electronic Cash Registers, as well as handheld and mobile POS devices.

Benefits of our Platform

Our platform is a business to business to consumer (B2B2C) solution helping our customers, who are generally comprised of large enterprises and SMEs, and consumers. We believe this two-sided network makes us strategically important for our customers, who rely on us for their complex digitization needs, and for consumers, who rely on us when paying for the products they purchase.

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

•
Global solution, local support. We have a broad international footprint, and we are able to offer our solutions in multiple worldwide locations, which saves our global enterprise customers the need to look for local technology providers to serve their consumers globally. Additionally, with our large original equipment manufacturers (“OEM”) network, our customers are able to receive their machine with our devices pre-installed and begin operating easily almost anywhere in the world.

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

•
Enhanced consumer engagement. We help our customers attract consumers through marketing, branded loyalty programs and mobile solutions, using consumer data. Through our platform, retailers gain access to consumer insights and advanced analytics they can use to build direct relationships with consumers and drive increased loyalty and higher sales. These capabilities have become critical as retailers engage with consumers across multiple channels. Leveraging our omni-channel marketing engine, we help customers tailor recommendations and deals for consumers. Our loyalty programs include every transaction, allowing consumers to start earning loyalty funds from each purchase.

•
White-glove customer service. Customer success is a key focus for us through a combination of tailored onboarding services, customer support and intuitive product design and customer experience. We strive to foster long-term relationships with our customers by having short sales cycles, adopting a consultative approach and providing multiple support channels in extended hours. Moreover, our ownership of the end-to-end solution provides major advantages in all aspects related to product integration, technical support and customer service. As a result, we are able to tackle our customers’ questions and concerns efficiently, and we maintain high-quality support levels that save our customers valuable time and effort, generating higher customer satisfaction.

Benefits of our Platform to Consumers

Our digital consumer experience is designed to simplify the process of retail purchasing. For consumers, key benefits of our solutions include:

•
Diverse and local payment options. We provide a frictionless experience for consumers as part of a streamlined digital payment experience. We make it possible to accept payments in more than 120 countries and more than 50 currencies, so consumers can pay in their preferred local payment methods.

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

Our Competitive Strengths

We believe we have a differentiated position in the market, built on the following strengths:

•
Comprehensive, end-to-end proprietary technology platform. Our platform enables our customers to handle many aspects of their consumer-facing and back-office operations, all using a single platform. We address complex, diverse and constantly changing challenges in our customers’ journey to procure retail technology solutions. Our hardware and software platform caters to our customers’ needs with solutions such as payment processing, telemetry and management software, loyalty and marketing programs and integrated POS devices. In the automated self-service retail market, our key differentiation stems from our ownership of the entire commerce value chain. Owning all components of our platform and services allows further flexibility in the deployment of our solutions and highly effective technical support and customer service. Our integrated POS and software solutions easily integrate into most existing automated self-service retail environments that are transitioned to cashless models, driving a higher overall installed base.

•
Founder-led culture driving continuous customer-driven innovation. Since 2005, our founding team has methodically built Nayax, creating a culture that advocates entrepreneurship, dynamic teamwork, honesty, accountability and communication, all of which have the sole purpose of delivering the best results for our customers. We have a long-standing track record of developing solutions to address our customers’ evolving needs. For example, we were one of the first platforms to market with emerging vertical use cases such as cashless massage chairs, novelty wash stations (bike wash and pet wash) and EV charging stations. We continue to have a large development pipeline for new use cases, and we believe we are well-positioned to continue developing new solutions to help our customers grow their businesses. Given our strong history of innovation in the automated self-service retail market, we are well-positioned to further expand into the attended retail market.

•
Differentiated, data-driven insights. Currently, our platform handles on average approximately five million transactions per day across more than one million managed and connected devices. As a result, we are able to gather vast amounts of data consisting of orders, receipts and consumer information. We leverage this data to provide advanced analytics to our customers and help them streamline their operations. In addition, the data we collect has tremendous feedback value in other areas of our business, such as product development and customer satisfaction tracking and improvement.

•
Extensive and efficient global go-to-market strategy. We have a far-reaching go-to-market strategy tailored to both large enterprises and SMEs, at both the local and global levels. We have a broad commercial presence spanning more than 120 countries worldwide. We have offices and commercial operations in our key markets of the United States, Canada, the United Kingdom, Germany, Japan, China, Australia, South Africa and our home market of Israel. We also have licensed distributors in more than 80 markets across all continents, allowing us to efficiently expand our international footprint. In addition, we have established direct relationships with over 1,900 OEMs that integrate our POS devices to their products on a global level. Lastly, we work with over 800 resellers to serve the SME market. To capture the expanding market of nano merchants with up to 25 machines around the world, we have launched online shops, allowing the customer to purchase their POS, go through contract signing and enjoy seamless, fast onboarding.

•
Robust regulatory compliance and infrastructure on a global scale. We have built specialized capabilities to augment our platform and provide solutions in the global regulated markets in which we operate. As such, we have obtained licenses and certifications from a large number of national and international protocols and standards covering payments security, as well as regulators: Electronic Money Institution License in Europe, Electronic Money Institution License in the U.K., licenses for the provision of financial asset services and credit services in Israel, Aggregator registration in Mexico, PCI, EMVCO, telecommunications security (Felica Certified, PTCRB), Health and Safety and quality standards (FC, CE, IC, RoHS, ACMA) and data security (ISO/IEC 27001). We believe our deep and extensive regulatory compliance expertise across different geographic regions is a key component to our success and positions us for uninterrupted growth on a global level.

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

•
Strong business model combining proprietary integrated POS devices with recurring SaaS revenue and payment processing fees. In 2023, approximately 64% of our revenue came from SaaS revenue and payment processing fees that are highly recurring in nature. The remaining 36% of our revenue was derived from sales of our integrated POS devices that are mission-critical to our customers across all the verticals we serve. The high switching costs associated with these integrated POS devices enhance the retention of our solutions and provide us with substantial recurring SaaS revenue and payment processing fees. As a result, our revenue churn rate, which we define as the percentage of revenue lost as a result of customers leaving our platform in the previous 12 months, was 3.4% in 2023, 3.6% in 2022 and 2.6% in 2021, despite many retailers being impacted by COVID-19 lockdowns in 2021.

Our Growth Strategies

We are focused on growing and scaling our business in a rapid yet sustainable and disciplined fashion. We intend to drive significant growth by executing the following key strategies:

•
Retain and grow with our existing customers. Our current installed customer base is a long-term foundation of our revenue growth, powered by the mission-critical nature of our solutions, the limited customer churn we experience and the substantial growth potential of our customers. We intend to continue investing in our relationships with existing customers through our strong customer success-focused culture and grow revenue from our installed base by deploying more solutions and driving more transactions through our platform. Our track record of organic growth with our customers is demonstrated by our dollar-based net retention rate, which was approximately 144% as of December 31, 2023, 131% in 2022 and 137% in 2021. Given our comprehensive, end-to-end platform, we believe we are well-positioned to offer additional solutions to existing customers, which generate upsell and cross-sell opportunities. These opportunities are continuously expanding as we further develop and enhance our solutions. We are able to cross-sell attended payments into our existing automated self-service customer base, with minimal additional integration effort, replacing existing solutions from other vendors. For the year ended December 31, 2023, approximately 70% of our total revenue was attributable to existing customers.

•
Win new large enterprise and SME customers globally. We believe there is a substantial opportunity to attract new customers with our current solutions within the customer cohorts we currently serve, which we generally categorize based upon the current and potential revenue contribution of each customer. We have a proven track record and strong momentum in winning new and large accounts across several different verticals and markets. Examples include Café+Co, Primo Water, Canteen, FiveStar, MOL Group, Synergy Energy, Western Australia’s largest energy retailer and generator, as a new Tier 1 customer, and most recently, Turkey’s Düzey, part of Koç Holding. Our go-to-market platform is also built to effectively reach and address the needs of SMEs through our highly automated and scalable go-to-market strategy. We utilize our digital sales channels, distributors and OEM partnerships to profitably reach and address large numbers of SME customers, which represent a material portion of our revenue. We see the SME channel as core to our growth going forward based on our proven track record with SMEs. For the year ended December 31, 2023, approximately 30% of our total revenue was attributable to new customers.

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

•
Continue to expand into new markets internationally. We have a track record of geographic expansion either through subsidiaries in countries that represent key markets for us, or through engagements with distributors in markets where we do not have a subsidiary. Regional expansion is one of our key strategies for growth, and we have established subsidiaries in twelve key markets and signed distribution engagements in more than 80 countries. Our sales in each of North America and Europe grew at a CAGR rate of 41% from 2021 to 2023. We intend to continue growing our geographic footprint as we identify business opportunities in new markets, such as Latin America, which we expect to enter in 2024. We also plan to use online sales channels to target additional markets that do not necessarily warrant a physical presence.

•
Enter emerging, high-growth verticals. We intend to leverage our platform to efficiently expand into new verticals with favorable growth characteristics. For example, we have developed solutions for the EV charging station vertical when we identified a need for charging station operators to enable credit card payments and remotely monitor and manage EV charging stations. We believe there are verticals ripe for disruption, such as gaming machines, small business service providers and micro markets, and we see a large opportunity for these verticals to benefit from our technology platform and solutions.

•
Cross sell. Nayax’s latest comprehensive offerings for retail POS and management, along with our new loyalty solution and EV management suite, position us to leverage our extensive customer base for further growth. Many of our larger customers operate across multiple verticals, presenting us with the opportunity to expand our solutions into additional areas with each customer. Our customers’ preference for receiving a single invoice and dealing with one vendor for all their POS and management needs aligns well with Nayax’s capabilities. We are well situated to serve the market of blended retailers, offering them not only integrated solutions but also best-in-class support.

•
Pursue targeted and strategic M&A. Since 2014, we have made several acquisitions to expand our solutions to improve our commercial reach. Along with organic growth, we see ourselves strategically engaging in M&A opportunities where they make sense for the company. We believe that the payments industry, especially in the automated self-service segment, is rapidly consolidating, and we believe that there will be opportunities to do strategic M&A where it will be valuable to the company. We intend to continue to pursue such targeted acquisitions in a similar approach to the successful M&A track record we have established to date. Consistent with our acquisition strategy, we currently are active in the M&A pipeline and execution and continue to foresee opportunities to complete strategic purchases. For example, we reinforced our in-store product offering by acquiring Weezmo in early 2021 to provide enhanced marketing tools for retailers. In 2021, we made a series of investments in Tigapo Ltd. (“Tigapo”) to expand our platform in the amusement parks vertical in the United States, and, in 2022, we acquired OTI, a provider of smart payment solutions for automated self-service machines, to support our strategic business plan and further our growth opportunities in regions such as Japan. On November 30, 2023, we acquired Retail Pro, a global leader in retail POS software with Tier 1 global brand names across the world and an extensive distribution network of over 80+ partner resellers.

Our Products

Our end-to-end technology platform offers an extensive portfolio of products and solutions for both the automated self-service and attended retail markets. Our portfolio spans three key categories: Telemetry and Management Software Suite, Loyalty and Marketing Suite and integrated POS and cashless payment solutions. The solutions offered by our comprehensive Payments Suite are embedded within our integrated POS solutions.

Management Suite

Nayax Core: Management and monitoring software for vending machines and other automated self-service machines.

Nayax Core helps automated self-service retailers remotely manage their business by using our real-time data telemetry solution. The software covers all aspects of operations and helps our customers make decisions based on actionable data, which improves operational costs and efforts. The management suite includes multiple modules, such as cashless and cash payment tracking, prepaid card management, customizable events and alerts, business intelligence and operational reports, employee management, inventory management, insights on consumer behavior, marketing tools and loyalty programs, and instant refund option for Monyx Wallet users. In the U.S., we offer remote management solutions under the VendSys brand, which provides robust CRM and ERP solutions, helping large-scale operators monitor and manage a sizeable footprint of multiple machines.

MoMa: Mobile app for automated self-service machine operators to manage and monitor their operations on-the-go.

The MoMa app utilizes the back-office capabilities of Nayax Core Management to help tracking profit and performance for automated self-service machines from any mobile device. The app offers a global map view of all machines with QR identification, provides reporting dashboards, and allows advanced monitoring and real-time push notifications for alerts and events. In addition, MoMa allows operators to enable our Monyx Wallet capabilities on their automated self-service machines.

Tigapo back-office software suite: Cloud-based platform that helps Family Entertainment Center (“FEC”) operators streamline their operational cost.

The software allows our FEC customers to monitor their automated self-service machines, receive alerts, manage inventory, generate sales reports and insights and create smart incentive programs. The Tigapo back-office software suite is tailored for FECs, helping them manage employees, games and consumers using one centralized platform.

EV Core: Smart, cloud-based management platform for both large and small EV charging networks.

The EV Core offers a myriad of tools that help EV charging station operators automate, optimize and control their EV charging networks. This management suite allows operators to remotely monitor EV charging infrastructure, and includes features such as energy consumption optimization using subsidized tariff hours, flexible price setting, automated multi-currency billing system and real-time reporting.

Attended retail market:

Retail Management Cloud: Comprehensive attended retail management platform to streamline omni-channel operations and integrate with ERP software.

Sale
Order
Return
Crystal Buckled Boot
UPC 54268235
Type Sale
Quantity 1
Price $3780.00
Details
Item Type
Discount
Remove
Void
Quantity
Cash
Check
Credit Card
Debit Card
Store Number: 14
Cashier: Elise
Sold Qty: 2
Sales Subtotal: $6030.00
Sales Tax: $535.16
Transaction Total $6565.16
$6565.16
TENDER TRANSACTION
New
Save
Cancel
Copy
Hold
Print
Options
Tender

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

Retail Pro’s comprehensive solution offers large global retailers a complete software POS system, including management and ERP capabilities, that helps these retailers manage their business from inventory to employee shift scheduling. Retail Pro’s solution also connects to an omni-channel shopping experience, helping such retailers improve operations, streamline reporting, optimize inventory and manage global pricing, discounts and more. Retail Pro is a well-known brand in the fashion industry, in particular, having built a special customizable software POS flow over several years to answer different retailer needs.

Loyalty and Marketing Suite: Proprietary consumer engagement marketing and loyalty platform providing comprehensive tools to our customers that allow them to drive engagement with consumers across multiple channels.

Monyx
Pay with your phone
Enjoy
Monyx
Track
past purchase history
Get instant refunds
straight to the app

Monyx Wallet: Digital wallet app enabling cashless payments with mobile phones at our integrated POS devices.

Monyx Wallet enables cashless payments using a digital wallet app installed on consumers’ mobile phones. Consumers or their companies can preload the digital Monyx Wallet with a balance that can be used with any Nayax POS device. The mobile app allows our customers to increase engagement with consumers through marketing campaigns, discounts and promotions. Other features of our Monyx Wallet include punch cards, bonus credit when consumers add money to their wallet and gamified cashback rewards. Consumers can also use the Monyx Wallet app to rank different machines, alert our customers of issues in real-time and receive digital refunds when a machine is facing a problem.

Weezmo: Consumer engagement and marketing platform that connects consumers online and offers in-store activities to boost revenue by maximizing conversions and increasing the number of repeat consumers.

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

Weezmo also offers marketing tools to help increase revenue, such as email and SMS campaigns.

Tigapo app: An associated Nayax’s company mobile app we utilize to help FEC businesses increase consumers’ spending and engagement by providing an interactive and personalized experience.

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

Automated self-service retail market:

VPOS Touch: Flagship product for automated self-service points of sale, an all-in-one cashless payment and telemetry device.

VPOS Touch transforms any automated self-service point of sale into a smart IoT point of sale that enables acceptance of cashless payments using swipe, contact, contactless, mobile and NFC payments. Our plug and play devices can be easily installed on automated self-service machines and also offer remote software updates. VPOS Touch devices enhance consumer engagement through voice interaction and multi-language display capability. Our devices are seamlessly integrated with our NayaxVend management software suite and help our customers monitor their automated self-service machines in real-time with continuously updated information. VPOS Touch and Onyx devices also offer a technical manager module that facilitates machine maintenance and parameters updates.

Onyx: Contactless card reader and telemetry device featuring NFC and QR payments using a compact design to fit smaller machines.

Onyx provides a solution that is essentially similar to VPOS Touch. Onyx devices include features such as remote management and a technical manager module. Other device characteristics include plug and play installation, telemetric data and alerts and contactless, mobile and NFC payments using credit, debit and prepaid cards. The device also offers an intuitive user interface, which enhances consumer engagement.

EV Meter: Fully functional EV charging station equipped for commercial and residential sites.

We offer operators convenient and user-friendly EV charging stations that include an AC charger and a built-in telemetry system providing state-of-the-art efficient energy management, data analysis and reporting capabilities. The station can be equipped with a VPOS Touch device that allows cashless payments in open environments (credit and debit cards, digital wallets and QR scans) or closed environments (prepaid cards). Operators can remotely manage operations, users and power consumption for their EV charging stations. Through our iOS and Android apps, EV drivers can remotely start, stop or schedule their charging from anywhere, monitor energy consumption, limit charging by KW and track multiple authorized users.

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

OTI solutions

UNO Plus: EMV NFC and FeliCa Contactless Reader with Display.

The UNO-PLUS EMV and FeliCa™ Contactless (NFC) reader with display designed exclusively for automated self-service retail environments supporting an extensive range of applications.

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

UNO 8: The World’s Smallest EMV NFC and FeliCa Contactless Reader.

The UNO-8 has a unique form factor which makes it the world’s smallest and a cost-effective EMVCo modular certified reader, supporting other NFC contactless payments like FeliCa, Mifare and P2P. With complete contactless connectivity and multiple mounting options, the UNO-8 is designed for automated self-service retail environments with self-service payment stations, including ATMs, toll roads, access control and mass transit validators.

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

Nova Market is a self-checkout kiosk that lets consumers purchase products independently while reducing their waiting time and increasing our customers’ operational efficiency. Nova Market is used by micro markets and other self-served businesses to support all cashless payment options and provide a fast and intuitive checkout process for any number of products and services. Combined with Nayax Core management platform and marketing tools, Nova Market allows our customers to manage inventory, consumers and employees on one platform.

Attended retail market

Nova Kiosk

Nova Kiosk is a highly customizable, large standing kiosk or countertop kiosk system that allows merchants to customize the look and feel of the kiosk system, easily upload products and manage pricing in the Nayax Core system. Nova Kiosk allows retailers to easily manage their self-checkout, self-purchase systems in their location.

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

Our Customers

As of December 31, 2023, 2022 and 2021, we served approximately 72,000, 47,000 and 30,000 customers, respectively, that, as of December 31, 2023, operated approximately 1,044,000 managed and connected devices in more than 120 countries across all continents, including in Australia, Canada, China, Czech Republic, Denmark, France, Germany, Israel, Italy, Japan, Mexico, the Netherlands, New Zealand, Spain, Sweden, Switzerland, the United Kingdom and the United States. We have a significant presence in markets where we have identified a high level of immediate potential, including Australia, Canada, China, Germany, Israel, Japan, the United Kingdom and the United States. For the fiscal year ended December 31, 2023, approximately 35%, 31%, 11%, 10%, 6% and 7% of our revenue was derived from customers in the United States, Europe (excluding the United Kingdom), the United Kingdom, Australia, Israel and the rest of the world, respectively.

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

Sales & Marketing

We sell our products directly, through subsidiaries located in twelve different countries, and through resellers and distributors. We also engage with various manufacturers that integrate our products into the products they manufacture and sell. In addition, we have established an e-commerce website in the U.S., Canada, U.K., Australia and Netherlands where new and existing customers can purchase our products independently and will be introducing such sites in additional countries and territories in the near future. Similarly, we operate advertising channels, search engine optimization and audience-targeted marketing campaigns for small and medium businesses. We are active on social media, conduct webinars and events and distribute promotional materials and automated email marketing and articles to target audiences. We actively track and analyze the interactions on our advertising channels. We work to perfect our go-to-market channels and onboarding customer journey to ensure brand excellence and positive customer satisfaction from all our interactions.

Components and Manufacturing

We design and develop the integrated POS devices and software that we sell to our automated self-service customers. We engage two subcontractors that supply the POS devices as a finished product and purchase the components necessary for manufacturing our POS devices, with the exception of certain items. We do not have written agreements with these subcontractors. Rather, our manufacture order volumes are determined according to our needs, based on sale orders we receive from our customers.

The hardware for our attended activity products includes standard items, off-the-shelf products for most devices that do not require hardware changes or modification aside from branding. Although we presently rely for some items on a single provider, because the products we purchase are standard, we retain the ability to change vendors as necessary without incurring substantial costs or delays.

We compete with many companies for similar components and are therefore exposed to risks of shortages, price fluctuations, tariffs and delays in delivery of such components. For example, the COVID-19 pandemic created a global shortage in the components of our products, which caused an increase in product costs starting in the third quarter of 2021 and continuing in 2022 (but which improved considerably in 2023). We endeavor to supply our POS device products despite any shortage of supply, since we view hardware sales as a strategic opportunity to gain new customers, expand activity with existing customers and, importantly, as a key driver of our recurring revenue.

Technology

The foundation of our platform is our proprietary technology infrastructure. As of December 31, 2023, our infrastructure supported millions of transactions per day, more than one million managed and connected devices, and over 72,000 Customers connecting to our real-time, data-driven software management system. Our infrastructure communicates with over 80 payment method providers and processors, includes a global network of sites around the globe and multiple physical servers host more than 100 virtual machines in each site.

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
Device sends settlement to the acquirer (If needed)
NAYAX SERVER
11
In some cases, the settlement will go from the server to the acquirer
ACQUIRER
12
Receives Settlement

Our technology infrastructure enables us to process hundreds of concurrent processes and thousands of transactions per second. We also have a wide-ranging application programming interface (“API”) platform to seamlessly connect with our array of solutions. For example, our API suite includes:

•	Marshall, which connects PC-based machines to our integrated POS devices;

•	LYNX, which provides input / output data to third-party systems; and

•	Cortina, which enables third-party systems to interface with our payment gateway, as depicted below.

Operator
Pulse
MDB
CCI
VISA
G Pay
Pay
PayPal
SAMSUNG pay
Back Office & Telemetry
Consumer
Device
Cellular
Payment Engine
Nayax Data Center
Payment Gateway / Bank
Lynx API
Retail API Gateway
Cortina API
VCCS (JVMA)
OCPP
Marshall
3rd party ERP
Retail POS
Payment App

Research and Development

We are constantly working on developing new products and integrating new technologies to expand our selection of products and services. We are continuously developing a variety of technological hardware and software tools, including new versions of our current products and improvements thereto, while adding new functions and mechanisms and new payment acceptance capabilities, according to technological changes and our customers’ evolving needs. Our flexible development capabilities enable us to develop a wide variety of solutions, including in collaboration with our customers. We have made significant investments in our platform, spending $19.0 million, $22.1 million and $21.9 million on research and development in 2021, 2022, and 2023 respectively.

Competition

We measure competition in a variety of ways. Among others, we evaluate the level of quality of the solution offered by similar companies in our markets.

In the automated self-service retail market, this can vary from a solution that provides a single service, for example, a connection to the Internet, to a comprehensive solution that offers multiple services, such as a connection to the Internet, telemetry capabilities, payment services and operation and management services. We have a large number of competitors, including Cantaloupe, Inc., CPI, Ingenico, and many others, including traditional cash payment vendors. We believe we are well-positioned relative to our competition because we provide our customers, across multiple territories, with comprehensive solutions related to their POS devices, including the ability to receive cashless payments, remote operation and management services and payments services, across multiple territories. While we have extensive industry knowledge and experience, we also expect to continue to face strong and growing competition and our past success cannot assure our future performance.

With respect to our products for the attended retail market, our competitors range from large, well-established vendors to smaller, earlier-stage companies, including payment processors, POS software and terminal providers and peer-to-peer payment providers. We compete on the basis of a number of factors, including the ability to provide a comprehensive, end-to-end solution, multiple segments, omni-channel consumer engagement. We believe that the attended retail market is highly fragmented, and we intend to continue growing our market share. However, many of our competitors have more resources, greater brand recognition and larger sales forces and marketing budgets. We intend to utilize our current wide automated self-service customer base and offer them a comprehensive solution that includes their attended market as well.

Intellectual Property

The protection of our technology, intellectual property and proprietary rights, including those in our know-how, trade secrets and software code of our proprietary technology, is an important aspect of our business. We protect our intellectual property rights by relying on federal and state statutory and common law rights, foreign laws where applicable, as well as license agreements, non-disclosure agreements, confidentiality agreements and other contractual and technical measures to establish, maintain and protect our intellectual property rights and proprietary technology. However, our contractual provisions may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technology. Intellectual property laws, procedures and restrictions provide only limited protection, and any of our intellectual property or proprietary rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Further, the laws of certain countries may not protect intellectual property or proprietary rights to the same extent as the laws of the U.S., and, therefore, in certain jurisdictions, we may be unable to protect our intellectual property and proprietary technology.

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

As of December 31, 2023, we owned four issued U.S. patents, four issued international patents, five issued patents in Israel and two issued European patents. We also have several patent applications in other jurisdictions. In addition, we own and use trademarks and service marks on or in connection with our proprietary technology and related services, including both unregistered common law marks and issued trademark registrations. As of December 31, 2023, we owned several trademarks as specified below. Our trademarks are registered in Israel, the United States, Japan, Australia, the European Union, the United Kingdom, China and Mexico (among other jurisdictions). We also have other trademarks and trademark applications related to CoinBridge in Israel, the United States, Japan, Australia, Canada, the European Union, the United Kingdom, China and India (among other jurisdictions). Our EV Meter mark is also registered in the United States. Finally, as of December 31, 2023, we had eight registered domain names for websites that we use in our business.

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

Culture and Human Capital

We strive to maintain a workplace culture that infuses our purpose into everything we do and encourages our employees of all levels to challenge the status quo. This mindset, combined with our customer-centric organization, enables employees to make decisions and act quickly to satisfy customers. This is made possible with a clear strategy and organizational culture that encourages calculated risk taking. Our culture is defined by four pillar principles—OLAH (Ownership, Listen, Act, Honesty). Since 2005, we grew from a small fintech startup with three employees to more than 870 employees and more than 72,000 customers as of December 31, 2023. For the year ended December 31, 2023, our revenue was $235 million. We believe we could not have done it without a founder’s mentality culture, the commitment of our employees and the support of our stakeholders. We continually seek ways to improve the commercial well-being of our customers, make their day-to-day work easier and allow them focus on serving existing consumers and winning new consumers. We aim to make a global impact on SME businesses by helping them to compete and grow, supporting local commerce communities so our customers can be consumer-centric. We believe that our culture has energized us to be the best, allowing us to move forward as a team and securing our future long-term growth as a customer-centric company seeking new challenges and goals to accomplish.

We believe that our culture facilitates an enjoyable and meaningful work environment, permitting our employees to feel confident and see the impact of their accomplishments, all of which provide them a greater sense of ownership.

As of December 31, 2023, we had approximately 870 full-time employees, of whom more than 530 are in Israel, with the remainder in various countries including the United States, Ukraine, Australia, the United Kingdom, Japan, China, Germany, Canada and South Africa. We value our employees and invest in them through training and compensation, including incentive compensation. Most of our research and development and product management activities are carried out in Israel and the Ukraine. Since the outbreak of the war in the Gaza Strip in Israel on October 7, 2023, we have taken a series of steps to support our Israeli work force, including increased remote work opportunities, group and individual therapy support, allowance for babysitting when partners of our employees are performing reserve duty and donations for charitable and volunteer efforts of our employees. In addition, we are actively monitoring the situation in Ukraine and have extended our employees there assistance should they choose to relocate, as we care deeply for the safety and well-being of our Ukrainian work force. To date, neither the Israel nor Ukraine conflict, nor the responsive measures taken by the global community in each case, have had a material impact on our results of operations or our research and development activities.

Legal Proceedings

We are, from time to time, party to various legal proceedings arising out of our ordinary course of business.

During 2023, the ICA requested from us certain documents and information related mainly to our acquisition of OTI. We have provided the ICA with the information they have requested and the dialog with the ICA continues. While we cannot predict the outcome, it is possible that the ICA may seek to impose a fine on us and our management, the amount of which could be material. We intend to continue to defend our position vigorously, and it is difficult for us to assess when or how this process will conclude, or what results it may have to the Company.

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

Recent Developments in Our Business

During 2023, our offerings, engagements and global footprint have expanded. Here are some examples:

•	Imperial, part of the Canteen Franchise Group for coffee services and vending machines, chose Nayax as their technology partner for upgrading their cashless devices.

•	We have further developed our strategic partnership with TIBA Parking Systems, a provider of hardware and software solution for the parking market.

•	We have partnered with Pandora, an Israeli jewelry brand, as a new retail customer.

•
We have entered into an agreement with IWG Regus Global to provide to their customers with the ability to use our payment solution to pay for coffee services, package deliver lockers and electronic vehicle charging.

•	Synergy Energy, a western Australia's energy retailer and generator, chose to roll out their electric vehicle direct current chargers with Nayax' devices embedded in their products.

•	We have also extended our existing relationship with Primo Water in the U.S., with additional sales and installations of Nayax devices.

•	Another U.S. automated self-service retail provider extended its program with Nayax by purchasing devices for a water refilling project at a large car manufacturer.

•
In Germany, we signed a new Tier 1 customer who is a full-service provider in the field of Smart Vending. For this new strategic relationship, the Company has developed digitized vending machines, targeting high frequency locations such as shopping centres.

•
We have been recognized by the U.K. Financial Conduct Authority as a financial institution which acts as a compliant payment facilitator. This recognition will simplify certain processes for our customers.

•
We have entered into a strategic partnership with Turkey's Duzey, a holding company with several brands in the consumer goods sector. The partnership was initiated with the installation of Nayax devices on vending machines in public and factory locations throughout Turkey. The partnership was than extended to other locations in Europe.

•	Coinbridge, our customer loyalty solution

o	received a license to issue the Discover Card in the U.S. market;

o	completed its Apple Pay integration;

o	entered into a U.S. infrastructure partners’ agreement to provide service in the U.S., including as an issuer processor and an issuing bank; and

o	entered into a strategic partnership with Giift, a provider of loyalty technology solutions.

•	We have entered into a partnership agreement with a U.S. automobile manufacturer using our technology for public EV chargers in their dealerships.

•	We have implemented our first hospitality solution, in the Netherland.

•	We have added a new partner in Germany, Atlantis Trinkwassertechnik, which will act as a reseller for Nayax payments and technology solutions.

•
On November 30, 2023, we acquired Retail Pro, a global leader in retail POS software with Tier 1 global brand names across the world and an extensive distribution network of over 80+ partner resellers. This transaction has tripled our distributor network to over 120 partner resellers and extended our scale, providing us with meaningful opportunities to cross-sell our payment solutions to Retail Pro’s customer base and distribution channels.

•	We have completed deployment of our EV payment solution for direct current fast chargers in a Las Vegas casino.

•	We have expended the sales of Nova Market, our cashless self-checkout solution to Vending Minnesota.

•	We have established a dedicated service center in Romania, aiming to reduce our technical support call and case times.

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

United Kingdom. On June 26, 2023, we received our U.K. EMI License, replacing the temporary authorization to operate in the United Kingdom. This license imposes significant compliance obligations. In particular, we are subject to detailed rules on how electronic money is issued to customers, how customer funds must be safeguarded and how electronic money may be redeemed. We are required to ensure funds received from customers for electronic money are either held in a segregated account with an authorized credit institution, invested in secure, liquid assets or covered by an insurance policy or comparable guarantee. We must also satisfy initial and ongoing regulatory capital requirements and maintain detailed internal compliance policies and procedures that address, among other things, handling of customer complaints, financial crime controls, anti-bribery and corruption safeguards and compliance with applicable sanction regimes.

Israel. Nayax operates in Israel as a payment aggregator and, as such, is considered a service provider in financial assets according to the Control of Financial Services (Regulated Financial Services) Law, 5776-2016 (the “Control Law”). The Control Law imposes a licensing obligation on and sets forth a comprehensive regulatory framework for the provision of service in financial assets and credit in Israel, and provides limitations on managing businesses engaged in such activities. Pursuant to the Control Law, the Company must have a license to provide services in financial assets as well as a license to provide credit from the Capital Market, Insurance and Savings Authority in Israel (the “CMISA”). In accordance with the Control Law, Nayax holds an extended license to provide services in financial assets, which is valid until December 31, 2025, and holds a basic license to provide credit services, which is valid until December 31, 2028. The Company is in the process of renewing both of these licenses. Additionally, pursuant to the Control Law, a controlling shareholder of a licensed entity must hold a controlling permit issued by the CMISA. Our controlling shareholders are required to obtain a control permit from the CMISA. Accordingly, each of our controlling shareholders, Mr. Amir Nechmad, Mr. Yair Nechmad and Mr. David Ben-Avi (the “Controlling Shareholders”), currently holds a control permit pursuant to the Control Law.

Commencing on June 6, 2024, the regulatory framework for the supervision and licensing of non-banking payment services providers will be based on the Regulation of Payment and Payment Initiation Services Law, 2023 (“RPSL”), which is based on the European Payment Service Directive 2, a regulation designed create a more competitive and secure payments landscape in Europe. Under RPSL, as a general rule, entities providing payment services (including payment aggregators) will be supervised by the Israel Securities Authority (the “ISA“) and will be required to obtain a payment company license. Controlling shareholders of a licensed payment company will be required to apply for a control permit. As a transitional provision, payment services providers holding a license to provide services in financial assets or a license to provide credit may continue to operate pursuant to the Control Law until June 6, 2026, provided that they provide notice to the ISA and file an application for a payment services license under RPSL within certain timeframes.

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

We are also subject to anti-money laundering laws and regulations set out by the jurisdictions in which we operate, and we engage in standard “know-your-customer” diligence prior to initiating a customer relationship that screens customers against sanctions lists including the Israeli Ministry of Defense Terror list, the U.S. Specially Designated Nationals and Blocked Persons list, the U.K. Consolidated List of Designated Persons and a consolidated list of people, groups, and entities who are subject to EU financial sanctions. This process must be completed before any payment relationship is established with a customer. In Israel, because we are licensed as a financial services provider, it is subject to Israel’s Prohibition of Money Laundering Law, 5760-2000 (the “Prohibition of Money Laundering Law”) and to the Anti-Money Laundering Order (Duties of Identification, Reporting and Record-Keeping of Money Service Businesses and Credit Service Providers for the Prevention of Money Laundering and Terror Financing) 5778-2018 promulgated thereunder (the “Order”). We are also subject to obligations under the Prohibition of Money Laundering Law and Order. First, under the Order we are subject to various “know your customer” requirements, including identification and verification of clients, as well as certain reporting, record-keeping and sanctions list screening requirements. Second, we are required to have a dedicated officer who is responsible for fulfilling the requirements of the Prohibition of Money Laundering Law and Order.

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

In the EEA, we are subject to GDPR 2016/679, and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the U.K. General Data Protection Regulation and the U.K. Data Protection Act 2018, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, along with national implementing legislation in EEA member states, and the United Kingdom data protection regime, impose strict data protection compliance requirements including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting rights for data subjects in regard to their personal data (including data access rights, the right to be “forgotten” and the right to data portability); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

We are subject to European Union and United Kingdom rules with respect to cross-border transfers of personal data out of the EEA and the United Kingdom, respectively. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-U.S. Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. Most recently, on June 28, 2021, the European Commission issued an adequacy decision in respect of the United Kingdom’s data protection framework, enabling data transfers from EU member states to the United Kingdom to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs it could lead to additional costs and increase our overall risk exposure.

We are also subject to evolving EU and U.K. privacy laws on cookies, tracking technologies and e-marketing. In the EU and the U.K. under national laws derived from the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. The current national laws that implement the ePrivacy Directive are highly likely to be replaced across the EU (but not directly in the U.K.) by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance.

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

Nayax Ltd. is the ultimate holding company for our subsidiaries. As of December 31, 2023, we had 26 (direct or indirect) subsidiaries. The following table sets out for the subsidiaries we consider significant as of December 31, 2023, the country of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
Nayax LLC	USA (Maryland)	100%	Sale of the Company’s products and services
Nayax Europe UAB	Lithuania	100%	Processing transactions on behalf of the Company’s customers in Europe
Nayax AU PTY Ltd.	Australia	100%	Sale of the Company’s products and services
Nayax (UK) Limited	U.K.	100%	Sale of the Company’s products and services

D.	Property, Plants and Equipment

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

Overview

We are a leading, end-to-end retail technology platform for automated self-service commerce. Our platform empowers retailers to provide consumers with digital, cashless, connected commerce experiences, enhancing consumer conversion and loyalty. Our comprehensive, proprietary platform addresses the entire automated self-service commerce value chain, including a global payments infrastructure, a commerce software suite, a consumer engagement platform and integrated POS devices. We help retailers maximize their sales potential while optimizing their operations and costs. We address a broad range of automated self-service retail verticals, including all types of vending machines, coffee machines, unattended checkout counters, self-service kiosks, ticketing machines, car wash stations, gaming machines, amusement rides, laundromats, EV charging stations and many more. We have successfully leveraged our leadership position in the automated self-service market, as well as our deep product expertise and track record of innovation, to expand into the attended retail market. We have developed an omni-channel technology platform with integrated in-store POS and software solutions to help retailers manage and grow their businesses. As of December 31, 2023, 2022 and 2021, we served approximately 72,000, 47,000 and 30,000 customers, respectively, whom, as of December 31, 2023, we served more than 120 countries across all continents, supporting 34 languages, more than 50 currencies and more than 80 payment methods.

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

Together, our SaaS Revenue and Payment Processing Fees comprise what we refer to as our recurring revenue. In the years ended December 31, 2023, 2022 and 2021, approximately 39%, 43% and 49% of our recurring revenue was comprised of SaaS Revenue, and approximately 61%, 57% and 51% was comprised of Payment Processing Fees, respectively.

	Year ended December 31,
	2023	2022	2021
SaaS Revenue ($ millions)	58.9	45.3	34.6
YoY Growth	30%	30.9%	37.8%
Payment Processing Fees ($ millions)	92.1	59.5	36.5
YoY Growth	55%	63%	100.5%

Revenue from the sale of integrated POS devices is derived from the one-time payment for the sale of devices. Our integrated POS devices enable the customer to benefit from improved conversion, increased sales and reduced costs made possible by our SaaS solutions and processing infrastructure.

Below is a breakout of revenue for the fiscal years 2023, 2022 and 2021:

	Year ended December 31,
	2023		2022		2021
	Revenue ($ millions)	Rate of total income	Revenue ($ millions)	Rate of total income	Revenue ($ millions)	Rate of total income
SaaS Revenue and Payment Processing Fees	151.1	64.1%	104.8	60.4%	71.1	59.7%
Revenue from sale of integrated POS devices	84.4	35.9%	68.7	39.6%	48.0	40.3%

We use a dollar-based net retention rate as a measurement of the loyalty of our customer base. The net retention rate is measured as a percentage of revenue from returning customers in a given period as compared to the revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn. We have shown a robust net retention rate of over 100% in each of 2021, 2022 and 2023, which was driven by our low customer churn and continued growth of our customers’ businesses.

	Year ended December 31,
	2023	2022	2021
Net revenue retention	144%	131%	137%

Our Business Model

We grow our business by offering customers a superior product that includes both SaaS solutions and integrated POS devices that are fully owned and developed by us, in addition to managing attended POS devices developed by third parties. Ownership of our devices and software allows us to more easily introduce new products and swiftly adapt to the unique needs of customers. Our integrated POS devices are easy to install or come pre-installed in a broad range of equipment types made by OEMs. This ensures a seamless experience to access the benefits of our payment processing and telemetry and management software suite.

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

Telemetry and Management Software Suite

Our proprietary telemetry and management software suite serves as a central intelligence hub for our customers, providing deep, real-time insights that help retailers optimize their operations. Our platform enables our customers to manage their entire network of connected devices from a single place. Flexible API connections allow additional integration with other software platforms. As such, our customers are able to monitor inventory, dynamically price products, manage employees and review business and reconciliation reports using our software suite.

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

Integrated POS

Our integrated POS devices enable the acceptance of digital payments for our customers. Our devices, which consist of hardware and software, are designed and developed in-house with our own specifications, and we manage the entire value chain of manufacturing and production to our own specifications with our manufacturing partners. Our devices are built for ease of installation in any automated self-service environment and across both new and retrofit environments. Our devices have a distinct branding and a customized design that has been developed to help consumers understand that checkout is cashless. In addition to devices for the automated self-service retail market, we have leveraged our platform to expand into the attended retail market, delivering in-store POS and payments solutions.

Factors Affecting our Performance

Acquisition of New Customers

The success of our business and our future prospects are largely dependent on our ability to continue to acquire new customers. We believe there is a substantial opportunity to continue to grow in both the automated self-service and attended retail markets. We intend to continue to drive new customer growth through our differentiated go-to- market strategy and end-to-end, fully integrated global platform. Our ability to acquire new customers will depend on a number of factors, including the effectiveness and growth of our sales team, the success of our marketing efforts and the continued satisfaction of, and word-of-mouth referrals generated by, our existing customers. We have a strong track record of winning requests for proposal with leading global customers while also having a highly effective automated customer acquisition channel for SMEs that requires limited human interaction and drives both highly efficient customer acquisition cost and strong unit economics. We expect our absolute investment in sales and marketing and other customer acquisition costs related to our integrated POS devices and professional services to increase as we continue to grow.

Retention and Expansion within our Existing Customer Base

Our ability to retain and increase revenue from our existing customer base is a key driver of our business growth. We expand within our existing customer base by selling additional products, deploying more integrated POS devices, capturing more points of sales from competitors and helping our customers transition to cashless methods of payment. We believe our platform is truly mission-critical once deployed, making it costly for any of our customers to replace our platform with competing solutions.

In the year ended December 31, 2023, approximately 30% of our total revenue was derived from new customers and 70% of our total revenue was derived from existing customers.

Type of Business on our Platform

Our revenue is affected by several factors, including the amount of payment volume we process, the industry in which our customers operate and the currency in which payments are made and received. We may experience shifts in the type of revenue we earn depending on the nature of the activity of our customers and our customers’ customers on our platform.

Industry Growth

We believe changes in industry dynamics present a potential for growth in the automated self-service market and our ability to capitalize on industry growth will depend on a number of macroeconomic and business-specific factors. For example, as a result of the COVID-19 pandemic, there was an acceleration in the automated self-service POS market as our customers and their consumers expressed a stronger preference for cashless payment methods in order to limit interactions with people and surfaces. The trend toward, and consumer preference for, cashless payment methods has continued despite the lifting of COVID-19 restrictions. We believe this has positively impacted our revenues and overall performance in recent years as the number of managed and connected devices operated by our customers has grown from 517,000 in fiscal year 2021 to 725,000 and 1,044,000 fiscal years 2022 and 2023, respectively. Additionally, in the future, we may consider applying for licenses to operate in new geographic markets, which will allow us to increase our scope and size.

Adoption of Additional Products

We believe there is an opportunity to increase adoption of more of our products by existing customers through a combination of customer relationship management (CRM) investments, product-led growth and the introduction of new products. We believe we provide the most value when our customers have multiple touchpoints across our platform. We also believe adoption of additional products will drive profitability improvements for our customers, allowing them to reinvest in their success. Our ability to increase adoption of our products will depend on a number of factors, including our customers’ satisfaction with our platform, competition, pricing and our ability to demonstrate the value proposition of our products.

Support of our Customers’ Revenue Growth

We believe our long-term revenue growth is correlated with the growth of our existing customers’ businesses, and we strive to support their success. As our customers generate more sales, and therefore more gross processing volume, we generally receive higher payment processing fees. We have a demonstrated track record of partnering with our customers to help grow their revenue and will continue to invest in new products that help customers thrive.

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

Economic Conditions

Our operating results are impacted by macro-economic and geopolitical conditions including inflationary pressures, the stability of the global supply chain and availability of raw materials and components. While to-date general inflationary pressures have not had a material impact on customer behavior or the demand for our integrated POS devices, we have seen volatility in the price of the components we utilize in our integrated POS devices as a result of current global supply chain constraints and rising prices fueled by the global component shortage.

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

Cost of Revenues

Cost of revenues is comprised of costs associated with the sales of devices and costs associated with our recurring revenue. Cost of revenues associated with integrated POS devices sales include hardware component costs, shipping and handling costs, manufacturing labor costs and other related costs. Throughout 2023, we continued to see volatility as a result of global supply chain constraints and from the rising price of raw materials fueled by the global component shortage, however to a lesser extent compared to 2022.

Cost of revenues for our recurring revenue consists of interchange or flat fees paid to processing agencies, with respect to processing services, and costs related to our platform, including costs associated with our device communication network and the cost of our customer Tier 1 support team, with respect to our SaaS Revenue. In 2023, approximately $65.4 million, or 44.2% of our total cost of revenues, was attributable to processing services, and $13.4 million, or 9.1% of our total cost of revenues, was attributable to our SaaS services. We intend to continue to invest in our SaaS service and customer support functions as needed, which may have a negative near-term impact to our SaaS gross margin.

In 2023, approximately $68.4 million, or 46.5%, of our cost of revenues were attributable to integrated POS devices sales. Costs attributable to the sales of integrated POS devices in 2023 increased 8.8% from 2022 primarily as a result of an increase in the number of integrated POS devices sold, offset by decrease in manufacturing cost as discussed above.

Research and Development Expenses

Research and development expenses consist primarily of employee and subcontractor expenses and other related costs for research, development and product management, core development, product design, characterization and construction, share-based compensation costs, depreciation of property plant and equipment and right of use assets and other corporate overhead allocations. We anticipate that these costs will increase as we continue to invest in the development of new products and services and develop new functionalities in our existing products and the Nayax platform. However, we expect that research and development expenses will decrease as a percentage of revenue over time as we continue to scale our business.

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

General and administrative expenses consist primarily of employee expenses and other related costs derived from the following departments: legal, administrative, human resources and information technology, and also include related stock-based compensation costs, corporate overhead allocations, consulting, management and professional fees, computer and system maintenance and other expenses incurred in connection with the day-to-day operation of our business.

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

	Year ended December 31,
	2023	2022	2021
	U.S. Dollars in thousands
Interest on bank loans and bank fees	1,704	993	964
Change in fair value options	310	(423)	414
Finance expenses in respect of loans from others	591	70	217
Finance expenses (income) in respect of shareholders and related companies	(24)	(15)	136
Finance expenses in respect of other liabilities	161	167	202
Finance expenses in respect of leases liabilities	330	260	214
Financing income in respect of finance sub-lease	(17)	-	(2)
Exchange rate differences	(767)	1,968	(490)
	2,288	3,020	1,655

How we Assess the Performance of our Business

In addition to operational metrics such as number of customers, number of managed and connected devices, number of transactions and financial measures determined in accordance with IFRS, we also use Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Key Operating Metrics

We regularly monitor the following operating and financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the financial and operating metrics presented below are useful in evaluating our business. Although these operating and financial metrics are frequently used by investors and security analysts in their evaluation of companies, such metrics have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results of operations as reported under IFRS. In addition, our operating and financial metrics may be calculated in a different manner than similarly titled metrics used by other companies. Note that our key operating metrics presented below for 2023 include data as a result of the acquisition of Retail Pro in the last quarter of 2023.

Number of Customers

We track the number of customers that use our products and services as a gauge for the size and growth profile of our business. We define number of customers as the number of unique customers that have transacted using our platform within the period presented.

The following table sets forth number of customers for the periods indicated:

	As of December 31,
	2023	2022	2021
Number of customers	72,252	47,385	29,695
YoY growth	52%	60%	58%

Number of Managed and Connected Devices

We track managed and connected devices as a measure of the fixed subscription base in our business. We define the number of managed and connected devices as the number of integrated POS devices that were utilized by customers within the period presented.

The following table sets forth managed and connected devices for the periods indicated:

	As of December 31,
	2023	2022	2021
Number of managed and connected devices (in thousands)	1,044	725	517
YoY growth	44%	40%	39%

Number of Transactions

We track the number of transactions executed using our integrated POS devices.

The following table sets forth the number of transactions for the periods indicated:

	Year ended December 31,
	2023	2022	2021
Number of transactions (in millions)	1,841	1,304	795
YoY growth	41%	64%	69%

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

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period, finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs and our share in losses of associates accounted for by the equity method.

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

	Year ended December 31,
	2023	2022	2021
	In USD thousands
Loss for the period	(15,887)	(37,509)	(24,769)
Finance expenses, net	2,288	3,020	1,655
Tax expenses	1,215	451	632
Depreciation and amortization	12,505	9,028	7,198
EBITDA	121	(25,010)	(15,284)
Share-based payment costs	6,027	8,747	8,850
Non-recurring issuance and acquisition costs(1)	444	1,790	1,879
Share of loss of equity method investee	1,555	1,794	538
Adjusted EBITDA	8,147	(12,679)	(4,017)

(1)
Consists primarily of (i) fees and expenses, other than underwriter discount and commissions, incurred in connection with our May 2021 initial public offering on the TASE (ii) expenses incurred in connection with our listing on Nasdaq and (iii) professional fees and other expenses incurred in connection with the acquisition of Retail Pro in the last quarter of 2023.

Results of Operations

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. The following tables set forth our results of operations. On November 30, 2023, we acquired Retail Pro for a purchase price that represents an implied enterprise value of $36.5 million. On June 9, 2022, we acquired OTI for approximately $4.5 million. Our results of operations reflect results from Retail Pro and OTI following the dates of each such acquisition, respectively.

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
	In USD thousands
Revenues	235,491	173,514
Cost of revenues	147,198	113,476
Gross Profit	88,293	60,038
Research and development expenses	21,928	22,132
Selling, administrative and general expenses	70,320	64,092
Depreciation and amortization in respect of technology and capitalized development costs	6,430	4,268
Other expenses	444	1,790
Share of loss of equity method investee	1,555	1,794
Operating loss	(12,384)	(34,038)
Finance expenses, net	2,288	3,020
Loss before taxes on income	(14,672)	(37,058)
Tax expenses	(1,215)	(451)
Loss for the year	(15,887)	(37,509)

Revenue

The following table provides a breakdown of our primary revenue streams.

	Year ended December 31,
	2023	2022
	In USD thousands
Revenue from the sale of integrated POS devices	84,406	68,726
Recurring revenue	151,085	104,788
Total revenue	235,491	173,514

Total revenue for the year ended December 31, 2023 increased $62 million, or 36%, from $173.5 million for the year ended December 31, 2022. Revenue from the sale of integrated POS devices increased $15.7 million, or 23%, from $68.7 million for the year ended December 31, 2022 as a result of a 17% increase in integrated POS devices sold. Recurring revenues increased $46.3 million, or 44%, from $104.8 million, of which $13.7 million was attributable to an increase in SaaS Revenue as a result of an increase in the number of managed and connected devices and $32.6 million was attributable to an increase in processing activity as a result of a higher volume and value of transactions. Our revenue mix in 2023 shifted moderately towards recurring revenue. In 2023, approximately 64.2% of our total revenue came from recurring revenues compared to 60.4% in 2022. We expect that our revenue mix will continue shifting towards recurring revenue in coming years.

Cost of Revenues

The following table provides a breakdown of our cost of revenues attributable to our primary revenue streams.

	Year ended December 31,
	2023	2022
	In USD thousands
Cost of integrated POS devices sales	68,433	62,872
Cost of recurring revenue	78,765	50,604
Total cost of revenue	147,198	113,476

Total cost of revenues for the year ended December 31, 2023 increased $33.7 million, or 29.7%, from $113.5 million for the year ended December 31, 2022.

Costs attributable to integrated POS devices sales increased $5.5 million, or 8.8%, from $62.9 million, primarily as a result of an increase in integrated POS devices sold, offset by a decrease in manufacturer cost.

Cost of revenues attributable to our recurring revenue stream increased $28.1 million, or 55.6%, from $50.6 million, primarily as a result of 54% higher transaction value and an increase in the number of managed and connected devices in the period.

Gross Profit

Total gross profit for the year ended December 31, 2023 increased $28.2 million, or 47%, from $60.0 million for the year ended December 31, 2022. Total gross profit margin increased to 37.5% from 34.6% for the year ended December 31, 2022.

Gross profit relating to the sale of integrated POS devices increased $10.1 million, or 172.9%, from $5.8 million for the year ended December 31, 2022, primarily due to an approximately $2 million, as a result of an increase in integrated POS devices sold and an approximately $8 million decrease in manufacturer cost. Gross profit margin from integrated POS devices sales increased by 10.4%, from 8.5% in 2022, largely due to decrease in manufacturer cost.

Gross profit relating to recurring revenue streams increased $18.1 million, or 33.5%, from $54.2 million for the year ended December 31, 2022, primarily as a result of an increase in SaaS Revenue attributable to a higher installed device base from increased integrated POS devices sales and an increase in Payment Processing Fees from increased transaction volumes and value. Gross profit margin relating to recurring revenues streams decreased 3.8% from 51.7% for the year ended December 31, 2023, primarily stemming from a shift in revenue mix towards Payment Processing fees.

Research and Development Expenses

Research and development expense for the year ended December 31, 2023 was $21.9 million, compared to $22.1 million for the year ended December 31, 2022, a minor decrease of $0.8 million, primarily driven by a $1.6 million increase in employee salary expense and related costs due to the growth in our headcount and among subcontractors, offset by an increase of $2.2 million in capitalized development costs primarily stemming from investing in new products and features.

Selling, Administrative and General Expenses

Total selling, administrative and general expenses for the year ended December 31, 2023 increased $6.2 million, or 9.7%, from $64.1 million for the year ended December 31, 2022, primarily due to a $2.5 million increase in costs of professional and regulatory services; an increase of $2.0 million in IT related costs, depreciation expenses and other office-related costs; and an increase in employee-related costs due to the growth in our headcount and higher salary costs amounted to $4.1 million. These increases were offset by a decrease in share-based payment costs, which amounted to $2.4 million.

Depreciation and Amortization in Respect of Technology and Capitalized Development Costs

Depreciation and amortization in respect of technology and capitalized development costs for the year ended December 31, 2023 was $6.4 million, compared to $4.2 million for the year ended December 31, 2022, an overall change of $2.2 million, primarily driven by depreciation and amortization of investments that focused on opening markets and developing new products that were launched during 2023 and amortization of technology assets derived from the Retail Pro acquisition in November 2023 and the OTI acquisition in June 2022.

Other Expenses

Other expenses for the year ended December 31, 2023 were $0.4 million, primarily attributable to professional fees incurred in connection with the Retail Pro acquisition, compared to $1.8 million in other expenses for the year ended December 31, 2022, primarily attributable to expenses incurred in connection with our contemplated listing on Nasdaq in 2022.

Equity Method Investee

Our share in losses of associates accounted for by the equity method amounted to $1.6 thousand for the year ended December 31, 2023. This loss is attributable to our investment in Tigapo.

Finance Expenses, Net

Finance expenses, net for the year ended December 31, 2023 were $2.3 million compared to $3.02 million for the year ended December 31, 2022, a decrease of $0.7 million, or 24%. The decrease was primarily driven by exchange rate fluctuations offset by financial expenses from revaluation of options in relation of Tigapo and IOT investments and interest and related expenses from banks and others, net.

Geographic Distribution

Our corporate headquarters is located in Israel, where we manufacture our devices and manage our sales and marketing efforts. We also consider Israel to be our research and development center. Most of our operations, however, are conducted through foreign subsidiaries and other third-party distributors in Europe, North America, Australia and the rest of the world.

The below table sets forth our revenue breakdown per geographic region for the years indicated:

	Year ended December 31,
	2023	2022
	In USD thousands
United States	83,528	60,270
Europe (excluding United Kingdom)	72,887	48,664
United Kingdom	26,391	21,931
Australia	22,484	17,235
Israel	13,095	14,129
Rest of the World	17,106	11,285
Total	235,491	173,514

See Note 5 to our consolidated financial statements included elsewhere in this annual report for more information.

Comparison of the Years Ended December 31, 2022 and 2021

This analysis can be found in Item 5 of the Company’s annual report on Form 20-F filed with the SEC on March 1, 2023.

Cash Flows

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our cash flows for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
	(in USD thousands)
Net cash provided by (used in):
Net cash provided by (used in) operating activities	8,798	(27,547)
Net cash flows used in investing activities	(36,831)	(26,544)
Net cash flows provided by financing activities	31,551	6,206
Increase (Decrease) in cash and cash equivalents	3,518	(47,885)

Net Cash Provided by Operating Activities

Our cash flow from operating activities is generated primarily from reducing our net loss for the period excluding non-cash items and changes in working capital. We use our cash flows generated from operating activities to provide working capital for current and future operations.

For the year ended December 31, 2023, net cash provided by operating activities was $8.8 million, an increase of $36.3 million from $27.5 million of net cash used in operating activities for the year ended December 31, 2022. The increase in cash provided by operating activities was primarily due to utilization of inventory level and components that were purchased in 2022 to enable us to continuously manufacture throughout the year, as well as a result of strategic planning to mitigate potential supply chain disruptions and rising prices stemming from the global component shortage. In addition, cash provided by operating activities increased due to changes in working capital balances related to our processing activity timing and from larger processing volume in 2023 compared to 2022.

Net Cash Used in Investing Activities

Our investing activities have primarily consisted of acquisitions and investments in technology.

For the year ended December 31, 2023, net cash used in investing activities was $36.8 million compared to net cash used in investing activities of $26.5 million for the year ended December 31, 2022, an overall change of $10.2 million. The increase was primarily attributable to net cash used of $18.3 million in connection with the Retail Pro acquisition and $2.2 million used in investing capitalized development and technology costs that focus on opening markets and developing new products, compared to extended loan of $6.5 million to OTI in acquisition-related costs and $4.5 million consideration in connection with the OTI acquisition incurred in 2022.

Net Cash Provided by Financing Activities

Our financing activities in 2023 consisted primarily of repayment of loans received from banks and certain other lenders and changes in short-term bank credit facilities.

For the year ended December 31, 2023, net cash provided by financing activities was $31.5 million compared to $6.2 million for the year ended December 31, 2022, an overall change of $25.3 million. The increase in net cash provided from financing activities was primarily driven by changes in short-term bank credit and additional credit facility to fund the Retail Pro acquisition compared to extended and repayment of loans received from banks and certain other lenders.

Comparison of the Years Ended December 31, 2022 and 2021

This analysis can be found in Item 5 of the Company’s annual report on Form 20-F filed with the SEC on March 1, 2023.

B.    Liquidity and Capital Resources

We fund our operations from our net cash flows provided by operating activities and issuances of equity. In addition to these cash flows, we have entered into certain debt arrangements to provide additional liquidity and to finance our operations.

In May 2023 we entered into a short-term credit facility in the amount of NIS 17 million with an Israeli bank that bears a prime based variable interest rate.

In July 2023, the Company entered into an additional short-term credit facility with an Israeli bank in the amount of $9.75 million, which was later increased to $30 million. The short-term credit facility bears a prime based variable interest rate.

In November 2023, we acquired Retail Pro. We funded the cash portion of the consideration payable at the closing, in the amount of approximately of $17 million, with a short-term credit facility we received earlier in the year. This bridge loan bears a variable interest rate based on the secured overnight financing rate (SOFR). In parallel with the bridge loan, the bank approved a long-term loan in the amount of approximately $17 million. The long-term loan was fully executed on February 25, 2024 and bears a SOFR based variable interest rates. The long-term loan did not require a change in existing covenants.

We are a party to an additional short-term credit facility with an Israeli bank with commitments totalling $15 million. As of December 31, 2023, a total of $11 million was outstanding under the short-term credit facility. This short-term credit facility bears a prime based variable interest rate.

The financing arrangements described above required us to accept customary restrictive covenants that limit our ability to pay dividends, repurchase our ordinary shares and incur or guarantee indebtedness.

In May 2020 we received a state-guaranteed long-term loan totaling NIS 15 million from an Israeli bank. The loan bears a prime based variable interest rate and is repayable in 48 equal monthly installments beginning May 2021. As of December 31, 2023, a total of NIS 5.4 million was outstanding under this long-term loan.

As of December 31, 2023, a wholly owned subsidiary of the Company has a short-term loan of $2 million (NIS 7.2 million) from an Israeli bank. The short-term loan bears variable interest rate. The loan is renewed monthly at the Company’s sole discretion.

Additionally, in December 2022 one of our subsidiaries entered into a EUR 6.5 million loan agreement with an acquirer of payment processing permits that clears payments of consumers who make cashless purchases at points of sale where our devices are installed. The loan bears an effective annual interest rate of 10.0% and is being repaid in 25 equal monthly installments. As of December 31, 2023, the loan facility had EUR 3.5 million aggregate principal amount outstanding.

In August 2023, we filed with the Israel Securities Authority a shelf prospectus (the “Shelf Prospectus”). Such Shelf Prospectus allows the Company to raise funds from time to time through the offering and sale of various securities including debt and equity, in Israel, at the discretion of the Company. Any offering of these securities will be made pursuant to filing a supplemental shelf offering report which will describe the terms of the securities being offered and the specific terms of the offering.

In October 2023, we filed with the SEC a Registration Statement on Form F-3 (the “Registration Statement”). Such Registration Statement allows us to raise from time to time up to $70,000,000 through the offering and sale of various securities including debt and equity, at the discretion of the Company. Any offering of these securities will be made pursuant to filing of a prospectus supplement which will describe the terms of the securities being offered and the specific terms of the offering. Under the Registration Statement, certain selling shareholders may also offer and sell up to 1,294,219 ordinary shares, in the aggregate, from time to time in one or more offerings, but we are not entitled to any funds raised from such sales.

Any offering under either the Shelf Prospectus or the Registration Statement would comply with the registration requirements under the Securities Act and any applicable U.S. state securities laws or, alternatively, utilize an applicable exemption from any such registration, as the case may be.

C.    Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D.    Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E.    Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 3 to our consolidated financial statements, which are included elsewhere in this annual report.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table presents information about our current directors and executive officers.

Name	Position(s)	Age
Directors
Amir Nechmad	Co-Founder, Director	65
Yair Nechmad	Co-Founder, Chairman and Chief Executive Officer	62
David Ben-Avi	Co-Founder, Chief Technology Officer and Director	50
Rina Shafir	Director	60
Vered Raz Avayo	Director	54
Nir Dor	Director	60
Reuven Ben Menachem	Director	63
Executive Officers
Sagit Manor	Chief Financial Officer	51
Oren Tepper	Chief Commercial Officer	52
Keren Sharir	Chief Marketing Officer	44
Tami Erel	Chief Business Operations Officer	48
Gal Omer	Chief Legal Officer	41
Moshe Orenstein	Chief Product Officer	47
Oded Frenkel	Chief Customer Officer	43
Ella Shechtman	Chief Human Resources Officer	53
Moshe Shmaryahu	Chief Information Officer	56
Yaron Aharon	Chief Operating Officer	58
Aaron Greenberg	Chief Strategy Officer	29
Oren Viner	Vice President, R&D	52
Boaz Ben David	Vice President, Finance	44

The following is a brief summary of the business experience of our directors and executive officers. Unless otherwise indicated, the current business addresses for our directors and executive officers is 3 Arik Einstein Street, Bldg. B, 1st Floor, Herzliya 4659071, Israel.

Directors

Amir Nechmad. Mr. Nechmad has served as a member of our board of directors since 2005. Prior to co-founding Nayax in 2005, Mr. Nechmad served as a partner at Meitar Law Offices from 1988 to 2000. Amir Nechmad is brother of Yair Nechmad. Mr. Nechmad holds a Bachelor of Laws degree from Tel Aviv University.

Yair Nechmad. Mr. Nechmad has served as our Chief Executive Officer and Chairman of our board of directors since 2005. Before co-founding Nayax in 2005, Mr. Nechmad served as Managing Director at Eden Springs Israel from 2000 to 2004. Mr. Nechmad also previously served as Vice President of Marketing at Eden Springs Group from 1998 to 2000, where he was responsible for the brand development across Israel and Europe. Prior to that, Mr. Nechmad was the advertising manager at the Central Bottling Co. Ltd., a Coca-Cola manufacturer in Israel, from 1997 to 1998. Yair Nechmad is brother of Amir Nechmad. Mr. Nechmad holds a Bachelor of Science degree in political science from Tel Aviv University.

David Ben-Avi. Mr. Ben-Avi has served as our Chief Technology Officer and a member of our board of directors since 2005. Prior to co-founding Nayax in 2005, Mr. Ben-Avi served in and held various positions at a number of technology start-ups between 1998 and 2006. Mr. Ben-Avi holds a bachelor’s degree in Business Administration from Derby University and has a certificate in real estate appraisal from The College of Management Academic Studies.

Rina Shafir. Ms. Shafir has served as a member of our board of directors since 2021. Ms. Shafir also currently serves as an independent director and chairperson of the audit committee for IBI Investment House Ltd., Shlomo Real Estate Ltd. and Biolight Life Sciences Ltd. She also serves as an independent director and chairperson of the finance committee of Almeda Ventures, and as an independent director of Sunflower Sustainable Industries Ltd., Ackerstein Group Ltd. and Yahav Educational Fund & Savings for Physicians Ltd. Ms. Shafir is a member of Investment Committee of Israel’s Sovereign Wealth Fund (The Israeli Citizens’ Fund). Ms. Shafir has also previously served as an independent director and chairperson of the investment committee at Analyst Provident Funds Ltd. and as an independent director of Kesem ETFs Ltd., Clal Finance Ltd. and Gamatronic Industries Ltd. Ms. Shafir has previously served as senior vice president at the Tel Aviv Stock Exchange Ltd, Head of the Trading Department and Clearing Houses until 2012 and CEO at Impact—Investments Portfolio Management Ltd., a subsidiary of Union Bank. Ms. Shafir holds a Bachelor of Arts in economics and an MBA from the University of Tel Aviv.

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

Nir Dor. Mr. Dor has served as a member of our board of directors since 2022. Since 2014, Mr. Dor has served as Managing Partner of NET Capital Ventures, a private investment fund focused on high-tech, start-up companies in the fields of health, tourism and software. He currently serves on the board of directors of five of NET Capital Ventures’ privately owned portfolio companies. Mr. Dor previously served as chairman of the Board of Cargal Ltd., board member of BVR Systems and CEO and then board member of Eden Springs. He received an accounting and finance degree from the College of Management Academic Studies in Rishon LeZion, Israel and is licensed as a CPA in Israel (inactive).

Reuven Ben Menachem. Mr. Ben Menachem has served as a member of our board of directors since 2021. Mr. Ben Menachem is the founder and former chief executive officer of Fundtech, a leading global provider of software to the fintech industry. Mr. Ben Menachem currently serves as the chairman of several boards of directors of fintech companies as well as social ventures.

Executive Officers

Sagit Manor. Ms. Manor has served as our Chief Financial Officer since 2021. Prior to joining Nayax, Ms. Manor served for four years as chief executive officer and chief financial officer of Nyotron, an information- security company. Prior to Nyotron, Ms. Manor served as vice president of finance and chief financial officer of Verifone, Inc., a financial technology manufacturing company. Ms. Manor currently serves as a director of Tigo Energy Inc. (Nasdaq: TYGO). Ms. Manor is a certified public accountant and holds a Bachelor of Arts degree in Business and Accounting from the College of Management Academic Studies in Rishon LeZion, Israel.

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

Ella Shechtman. Ms. Shechtman has served as our Chief Human Resources Officer since 2020. Ms. Shechtman has also previously served as our vice president of human resources. Prior to joining Nayax Ms Shechtman served as Head of HR at Sanofi, a global pharmaceutical company. Ms. Shechtman holds a Bachelor of Arts degree in Political Science and Government from York University in Toronto, Canada, and a Master of Arts in Labor Studies and Human Resource Management from Tel Aviv University.

Gal Omer. Ms. Omer has served as our Chief Legal Officer since August 2023. Ms. Omer previously served as our Chief Compliance Officer and Co-Head of the Legal Department from June 2021 until August 2023. Prior to joining Nayax, Ms. Omer served as a partner in Amit, Pollak, Matalon & co. law firm, specializing in privacy protection, high-tech and intellectual property. Pro Bono, Ms. Omer served in several positions in the International Association of Privacy Professionals. Ms. Omer holds a law degree from the Hebrew University of Jerusalem, a Bachelor of Arts degree in International Relations and Philosophy from the Hebrew University of Jerusalem, and a Graduate Certificate in Cyber Security from Harvard Extension School.

Moshe Shmaryahu. Mr. Shmaryahu has served as our Chief Information Officer since November 2023. Prior to joining Nayax, Mr. Shmaryahu served for 11 years as Chief Operating Officer and Senior Director of Operations and Infrastructure at the Union Bank of Israel, the sixth largest Israeli bank. He also served as Chief Operating Officer, Head of Control and Operation Branch at ‘Mamram’, the Center of Computers and Information Systems, which is responsible for managing military software and computer infrastructure for the telecommunications and information technology unit of the Israel Defense Forces. Prior to that, he served as Head of the Development Branch at ‘LOTEM’, the Israel Defense Forces’ technology and information system division, from 2006 to 2009, and at various other capacities for this unit since 1998. Mr. Shmaryahu also served as Head of Software Training for software officers at the C4I National School of the Israel Defense Forces from 2005 to 2006. Mr. Shmaryahu holds a Bachelor of Science in Computer Science and Mathematics from Bar-Ilan University in Ramat Gan, Israel and a Master of Business Administration from Ben Gurion University of the Negev in Be’er Sheva, Israel.

Yaron Aharon. Mr. Aharon has served as our Chief Operating Officer since March 2023. Prior to joining Nayax, Mr. Aharon served as Chief Operating Officer at Orpak Systems, part of the Gilbarco Veeder-Root Group, which specializes in payment solutions for fleet management, fuel and retail. Mr. Aharon holds a Bachelor of Science in Industrial Management and an MBA from the Technion – Israeli Institute of Technology.

Aaron Greenberg. Mr. Greenberg has served as our Chief Strategy Officer since February 2024. Mr. Greenberg spent his career on Wall Street with experience across a variety of areas including investing, banking, trading, regulatory, risk, strategy and tax. Prior to joining Nayax, Mr. Greenberg spent two years as managing partner of Tiberius Capital Markets, a division of Arcadia Securities (“Tiberius”), a strategic advisory and M&A practice. While at Tiberius, Mr. Greenberg served as a financial and strategic advisor to Nayax, leading the Company’s recent acquisition of Retail Pro as well as other strategic initiatives within the Company. Prior to Tiberius, Mr. Greenberg served on the investment team of Lucerne Capital Management, a 20-year-old hedge fund specializing in European mid-cap equities. Concurrently, Mr. Greenberg was Chief Strategy Officer of European Sustainable Growth Acquisition Corp., a U.S.-listed SPAC focused on ESG investing in Europe. Prior to this, Mr. Greenberg held various positions at Wells Fargo Bank and its affiliates, most recently as a portfolio manager evaluating operational inefficiencies and credit policy within the Corporate Investment Bank (CIB). Mr. Greenberg holds a Bachelor of Arts in Economics and History from Yale University in New Haven, CT.

Oren Viner. Mr. Viner has served as our VP R&D since 2022. Prior to that, he served as the director of switching SDK at Marvell Technology, Inc., which develops and produces semiconductors and related technology, from 2016 to 2022, director of the networking turnkey solutions at Marvell from 2012 to 2016 and various leading positions at Marvell networking division from 2001 to 2012. Mr. Viner holds a Bachelor of electrical & electricity engineering from Coventry University in the U.K

Boaz Ben David. Mr. Ben David has served as our vice president of finance since October 2021. Prior to joining Nayax, Mr. Ben David served three and half years as the chief of staff to the chief executive officer at the First International Bank of Israel. Prior to that Boaz worked for 10 years at KPMG managing Audit and Advisory engagements, both at the Israeli and New York offices. Mr. Ben David is a certified public accountant and received a Bachelor of Arts degree from the University of Haifa.

B.    Compensation

Compensation of Directors and Executive Officers

In the year ended December 31, 2023, we recorded aggregate compensation costs of approximately $5,699 million, including share-based compensation, to all our directors and executive officers as a group.

Presented below is a description of the compensation payments made during the year ended December 31, 2023, as recognized in our audited consolidated financial statements for the year then ended, to each of the five highest compensated executive officers of the Company or of corporations under its control (in terms of cost to the Company):

Remuneration for services(1)
Name	Position	Scope of employment	Salary	Bonus	Share-based payment	Management fees	Consulting fees	Total

In thousands
Yair Nechmad	Co-Founder, Chairman and Chief Executive Officer	100%	$483	–	$884	$-	–	1,367
David Ben-Avi	Co-Founder, Chief Technology Officer and Director	100%	$483	-	$884	$-	–	1,367
Sagit Manor	Chief Financial Officer	100%	$306	$90	$337	–	–	733
Carly Furman	General Manager, North America	100%	$450	$46	$84	–	–	580
Lewis Zimbler	General Manager, U.K.	100%	$298	$-	$99	–	$-	397

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

Services Agreements with our Founders

On May 4, 2021, our board of directors and our shareholders approved our entering into services agreements with certain wholly-owned companies of two of our co-founders, Mr. Yair Nechmad, our chairman and chief executive officer, and Mr. David Ben-Avi, a director and our chief technology officer (together, the “Founders Services Agreements”). Pursuant to each such Founders Services Agreement, each of such founders shall provide the Company with consulting and management services for 180 hours per month. Under each Founders Services Agreement, each of such founders is entitled to monthly management fees of NIS 140,000, plus VAT.

Beginning in January 1, 2022, pursuant to the terms of the Founder Services Agreements, the management fee paid to such founders was increased by 2.5% and, pursuant to the Founders Services Agreements, it shall increase each year at such rate. In addition, we issued to each of such founders options (the “Options”) to purchase 725,000 ordinary shares under our 2018 Plan (as defined below) (as adjusted to give effect to the 2022 Reverse Share Split). The Options vest over a period of five years, subject to satisfying certain Company performance goals related to growth in Company revenues and gross profit as set forth in the Founders Services Agreements, and are exercisable during a five-year period from their vesting date. The exercise price of the Options is NIS 105.0 (after giving effect to the 2022 Reverse Share Split), which was the public offering price of the Company’s ordinary shares in its initial public offering on the TASE in May 2021. As of February 26, 2024, 580,000 of the Options were outstanding.

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

Authorized Shares. As of December 31, 2023, there were options and restricted share units (“RSUs”) outstanding under the 2018 Plan to purchase approximately 3.26 million ordinary shares. Ordinary shares subject to options granted under the 2018 Plan that are not exercised by the grantee within the exercise period and in accordance with the terms of the 2018 Plan shall become available again for future grant under the 2018 Plan.

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

Nayax Ltd. 2013 Share Option Plan

In February 2013 we adopted the Nayax Ltd. 2013 Share Option Plan, or the 2013 Plan, which was amended on May 2021. We currently do not grant, and since 2017 we have not granted, awards under our 2013 Plan. In October 2020 the board of directors extended an offer to participants in our 2013 Plan to roll over their outstanding awards to the 2018 Plan. Following that offer, the board of directors cancelled 249,340 options under the 2013 Plan and replaced them with 246,000 options under the 2018 Plan, as adjusted for the 2022 Reverse Share Split. As of December 31, 2023, there were options to purchase approximately 84,111 ordinary shares outstanding under the 2013 Plan.

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

Board of Directors Diversity

Our board of directors values diversity among its members. Our nominating and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion. The matrix below sets forth a summary of the diversity of our board of directors as of both March 1, 2023 and the date of this annual report:

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

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

•
such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•
the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

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

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a controlling shareholder of the company, or (ii) if that person is a relative of a controlling shareholder, or if such person, his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate or any entity under the person’s control, has or had during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder or any shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

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

Committees of the Board of Directors

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairperson of the committee. The audit committee may not include the (i) chairperson of the board; (ii) a controlling shareholder of the company; (iii) a relative of a controlling shareholder; (iv) a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or (v) a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

•
he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and

•
he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in his or her service as a director shall not be deemed to interrupt the continuity of the service.

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

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is in addition to the general test for independence of board and committee members, which is described in “Item 16G. Corporate Governance”.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, consistent with the Companies Law, SEC rules and the corporate governance rules of Nasdaq, which include among others:

•	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

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

The compensation policy must also include, among other things:

•	with regard to variable components:

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

Clawback Policy

On November 30, 2023, we adopted a clawback policy that complies with the SEC Clawback rules for Nasdaq listed companies. The Clawback policy is filed as an exhibit to this Annual Report.

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

Chief Executive Officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms for the company’s chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. In addition, the compensation committee may waive the shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the chief executive officer position if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as chief executive officer will be approved in accordance with the rules applicable to approval of compensation of directors.

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

D.    Employees

As of December 31, 2023, we had approximately 870 full-time employees, of whom more than 530 are in Israel, with the remainder in various countries including the United States, Ukraine, Australia, the United Kingdom, Japan, China, Germany and Canada. We value our employees and invest in them through training and compensation, including incentive compensation. Most of our research and development and product management activities are carried out in Israel and the Ukraine. Since the outbreak of the war in the Gaza Strip in Israel on October 7, 2023, we have taken a series of steps to support our Israeli work force, including increased remote work opportunities, group and individual therapy support, allowance for babysitting when partners of our employees are performing reserve duty and donations for charitable and volunteer efforts of our employees. In addition, we are actively monitoring the situation in Ukraine and have extended our employees there assistance should they choose to relocate as we care deeply for the safety and well-being of our Ukrainian work force. To date, neither the Israel nor Ukraine conflict, nor the responsive measures taken by the global community in each case, have had a material impact on our results of operations or our research and development activities.

We believe that our culture facilitates an enjoyable and meaningful work environment, permitting our employees to feel confident and see the impact of their accomplishments, all of which provide them a greater sense of ownership.

E.    Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents the beneficial ownership of our ordinary shares as of February 26, 2024 for:

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

The percentage of beneficial ownership for the following table is based on 33,741,344 ordinary shares outstanding as of February 26, 2024. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated, the address for each listed shareholder is: 3 Arik Einstein Street, Bldg. B, 1st Floor Herzliya 4659071, Israel.

As of February 26, 2024, to our knowledge, there was one record holder of our ordinary shares located in the United States, holding shares representing approximately 1.94% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Amir Nechmad	8,185,348	24.26%
Yair Nechmad	8,961,005	26.56%
David Ben-Avi	7,590,165	22.50%
Other Executive Officers and Board Members
Rina Shafir	*	*
Vered Raz Avayo	*	*
Nir Dor	*	*
Reuven Ben Menachem	*	*
Sagit Manor	*	*
Oren Tepper	*	*
Keren Sharir	*	*
Tami Erel	*	*
Gal Omer	*	*
Moshe Orenstein	*	*
Oded Frenkel	*	*
Ella Shechtman	*	*
Moshe Shmaryahu	*	*
Yaron Aharon	*	*
Aaron Greenberg	*	*
Oren Viner	*	*
Boaz Ben David	*	*

All executive officers and Board members as a group (20 individuals)	24,736,518	74.32%

*	Represents beneficial ownership of less than 1% of our total outstanding ordinary shares.

B.    Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since January 1, 2023, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

Preliminary Meetings

The Controlling Shareholders shall hold a preliminary meeting in advance of each general meeting of the Company and, at such meeting, shall reach a consensus on how to vote their shares at the general meeting of shareholders of the Company. If the Controlling Shareholders are unable to reach consensus with respect to the resolutions, they shall vote in a way that will maintain the Company’s status quo. Notwithstanding the above, in the event that one of the Controlling Shareholders (in this paragraph: the “Minority Shareholder”) shall hold less than two-thirds (2/3) of the number of shares held by each of the other two Controlling Shareholders (in this paragraph: the “Majority Shareholders”), and the Controlling Shareholders do not reach a unanimous decision at the preliminary meeting as to how the Controlling Shareholders shall vote their shares in respect of a certain resolution on the agenda of the general meeting, then: (a) if the Majority Shareholders reach an agreement as to how the Controlling Shareholders shall vote their shares in respect of a certain resolution on the agenda of the general meeting, each Controlling Shareholder (including the Minority Shareholder) will vote all of his/its Shares at the relevant general meeting, in accordance with the decision reached by the Majority Shareholders; and (b) if the Majority Shareholders do not reach an agreement as to how the Controlling Shareholders shall vote their shares in respect of a certain resolution on the agenda of the General Meeting, then each Controlling Shareholder (including the Minority Shareholder) will vote all of his/its Shares at the relevant general meeting in a manner which preserves the Company’s status quo.

Limitation on Transfer of Shares

Each of the Controlling Shareholders holds a right of first offer with regard to the other Controlling Shareholders who may wish to sell shares of the Company on the TASE or to a third party. Additionally, if any of the Controlling Shareholders wishes to sell or transfer shares of the Company to a third party outside of the TASE in a single transaction or in a series of transactions constituting the lower of: (x) 10% of the Company’s issued and outstanding ordinary shares, or (y) 50% of such Controlling Shareholders’ holdings in the Company, and the other Controlling Shareholder decline to exercise their right of first offer, the selling Controlling Shareholders must offer the other Controlling Shareholders to tag along to the sale and sell shares they hold to the third party on the same terms. Furthermore, if Controlling Shareholders holding a majority of the Company’s shares held by all Controlling Shareholders wish to accept an offer to sell all of such shares to a third party, and the purchaser of such shares conditions its offer upon the acquisition of all shares held by the Controlling Shareholders, the non-selling Controlling Shareholders must sell their shares to the purchaser at the same price and on the same terms offered to the selling Controlling Shareholders, provided that the price per share actually paid to the non-selling Controlling Shareholder shall be at least 10% greater than the average closing price of the Company’s share on the stock exchange during the 30 trading days preceding the day on which the sale transaction was offered to the non-selling Controlling Shareholder.

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

Family Employment Relationships

Shai Ben-Avi, the brother of David Ben-Avi, is an employee of the Company and received compensation of $356,000, $375,000 and $382,000 in 2023, 2022 and 2021, respectively.

Oded Frenkel, the brother-in-law of David Ben-Avi, serves as the Chief Customer Officer of the Company and received compensation of approximately $212,000, $236,000 and $259,000 in 2023, 2022 and 2021, respectively. Additionally, Mr. Frenkel received options in 2023 to purchase 2,500 ordinary shares at the exercise price of $18.83 per share; options in 2022 to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share; and options in 2021 to purchase 2,500 ordinary shares at the exercise price of $6.70 per share.

Reuven Amar, the brother-in-law of David Ben-Avi, is an employee of the Company and received compensation of approximately $177,000, $206,000 and $193,000 in 2023, 2022 and 2021, respectively. Additionally, Mr. Amar received options in 2023 to purchase 2,500 ordinary shares at the exercise price of $18.83 per share; options in 2022 to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share; and options in 2021 to purchase 2,500 ordinary shares at the exercise price of $6.70 per share.

Arnon Nechmad, the son of Yair Nechmad, was hired by EV Meter Ltd., a wholly-owned subsidiary of the Company, in November 2021, prior to that was an employee of another wholly-owned subsidiary of the Company and, in 2023 became an employee of the Company. Mr. Nechmad received compensation of approximately $81,000, $83,000 and $42,000 in 2023, 2022 and 2021, respectively.

Tal Tannenbaum, who became the daughter-in-law of Yair Nechmad in August 2022, has been a part-time employee of the Company since December 2021. Mrs. Tannenbaum received compensation of approximately $55,000, $26,000 and $21,839 in 2023, 2022 and 2021, respectively. In addition, in March 2022, Mrs. Tannenbaum received options to purchase 500 ordinary shares at the exercise price of $20.4 per share.

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

During 2023, the ICA requested from us certain documents and information related mainly to our acquisition of OTI. We have provided the ICA with the information they have requested and the dialog with the ICA continues. While we cannot predict the outcome, it is possible that the ICA may seek to impose a fine on us and our management, the amount of which could be material. We intend to continue to defend our position vigorously and it is difficult for us to assess when or how this process will conclude, or what results it may have to the Company.

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

Dividend Policy

To date, we have not paid any cash dividends on our ordinary shares and we currently do not intend to pay cash dividends on our ordinary shares in the foreseeable future. However, we may, in the future, decide to pay dividends on our ordinary shares. We have not adopted a dividend policy. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as Company earnings levels, cash flows, capital requirements, levels of indebtedness, any other restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements and any other factors deemed relevant by our board of directors. In addition, Israeli law imposes restrictions on our ability to declare and pay dividends. Dividends may also be subject to Israeli withholding taxes. See “Item 10. Additional Information—E. Taxation—Israeli Tax Considerations” for additional information.

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

Please see “Item 4. Information on the Company—A. History and Development of the Company,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of material contracts entered into outside of the ordinary course of business in the preceding three years. Except as otherwise disclosed in this annual report (including the exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

E.	Taxation

The following summary contains a description of certain Israeli and U.S. federal income tax consequences of the ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares. The summary is based upon the tax laws of Israel and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

You should consult your own tax adviser concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, or other taxing jurisdiction.

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

We do not currently claim tax deductions for such expenditures. From time to time, we may apply to the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such request, if made, will be granted.

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

The 2017 Amendment applies to PTEs that meet certain conditions, including: (1) the enterprise's research and development expenses in the three years preceding the relevant tax year were at least 7% on average of the total revenue of the company that owns the enterprise or exceeded NIS 75 million (approximately $20 million) in each such year and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as research and development expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.1 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the relevant tax year, provided that the turnover was at least NIS 10 million (approximately $2.7 million), in the relevant tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the relevant tax year, provided that the company employed at least 50 employees in the relevant tax year and in each of the preceding three years.

A SPTE is an enterprise that meets conditions 1 and 2 above, and in addition is part of a group of companies having aggregate annual revenues above NIS 10 billion (approximately $2.7 billion).

Preferred Technological income of a PTE, which is the portion of technological income derived from the benefitted intangible asset developed in Israel according to the NEXUS approach, satisfying the required conditions, will be subject to a reduced corporate tax rate of 12%. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”.

In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million (approximately $53 million), and the sale receives prior approval from the IIA.

SPTEs, satisfying the required conditions, are subject to a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the SPTE or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A SPTE that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $133 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Taxation of Non-Israeli Resident Shareholders

Capital Gains Tax

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% and potentially a 3% surtax, as discussed below. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30% and potentially a 3% surtax, as discussed below. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person regarding the material affairs of the company on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or the power to direct the actions of someone who holds any of the aforesaid rights, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax, currently at a rate of 23%.

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

Individual shareholders whose income from the sale of securities considered as business income are taxed at the marginal tax rates applicable to business income – up to 47% in 2024 and potentially a 3% surtax, as discussed below.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held, is obliged to withhold tax in the amount of consideration paid upon the sale of securities (or the Real Capital Gain realized on the sale, if known) at the Israeli corporate tax rate (23% in 2024) or 25% in case the seller is an individual. The individual or the company may provide an approval from the ITA for a reduced tax withholding rate, according to the applicable rate.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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

You are a “U.S. Holder” for purposes of this discussion if you are, for U.S. federal income tax purposes, a beneficial owner of ordinary shares eligible for the benefits of the Treaty and:

•	a citizen (other than a resident of Israel) or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Certain Treasury regulations (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. However, the U.S. Internal Revenue Service (the “IRS”) recently released notices which indicate that the Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions until such time as the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance). The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon a U.S. person’s particular circumstances. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any non-U.S. taxes imposed on dividends on, or dispositions of, ordinary shares. This discussion does not apply to investors in this special situation.

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

Distributions paid on ordinary shares (including the amount of Israeli taxes withheld), other than certain pro rata distributions of ordinary shares to all shareholders, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Subject to applicable limitations, if you are a non-corporate U.S. Holder, dividends paid to you generally may be eligible for taxation as “qualified dividend income” and therefore may be taxable at a favorable rate provided that we are not (and were not treated with respect to you as) a PFIC for the taxable year of the distribution or the preceding taxable year. You should consult your tax adviser regarding the availability of the favorable tax rate on dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and the discussion below regarding the Foreign Tax Credit Regulations, Israeli taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. As discussed under “Taxation—Israeli Tax Considerations” above, Israel requires special procedures to be followed by U.S. Holders eligible for a reduced rate under the Treaty to obtain the benefit of such reduced rate. The rules governing foreign tax credits are complex. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes (including foreign withholding taxes treated as income taxes) to be creditable, the relevant foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. However, under the temporary relief in the notices described above, certain of the requirements for making this determination would not apply until such time as the IRS withdraws or modifies this temporary relief (or any later date specified in the relevant notice or guidance). Whether the IRS will withdraw this relief for 2024 or future years is inherently uncertain. You should consult your tax advisers regarding your eligibility for benefits under the Treaty and the creditability of any Israeli taxes in your particular circumstances.

Subject to applicable limitations, in lieu of claiming a foreign tax credit, you may elect to deduct foreign taxes, including any Israeli taxes, in computing your taxable income. An election to deduct otherwise creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.

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

As described in “Taxation—Israeli tax considerations” above, gains realized on the sale or other disposition of our ordinary shares may be subject to Israeli taxes, and as also described under “Taxation—Israeli Tax Considerations” above, Israel requires special procedures to be followed by U.S. Holders eligible for a reduced rate under the Treaty to obtain the benefit of such reduced rate. The rules governing foreign tax credits are complex, and you may not be eligible to claim a foreign tax credit with respect to any Israeli taxes imposed on gains realized on the sale or other disposition of our ordinary shares. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. However, under the temporary relief in the notices described above, certain of the requirements for making this determination would not apply until such time as the IRS withdraws or modifies this temporary relief (or any later date specified in the relevant notice or guidance). Whether the IRS will withdraw this relief for 2024 or future years is inherently uncertain.

In addition, any gain or loss recognized by a U.S. Holder resident in the United States generally will be treated as U.S. source gain or loss. Consequently, such a person may not be able to use any foreign tax credit arising from any such Israeli taxes imposed on the disposition of our ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Rather than claiming a credit, a U.S. Holder may be able to elect to deduct such Israeli taxes in computing taxable income, subject to applicable limitations. An election to deduct otherwise creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year. If such Israeli tax is not a foreign income tax eligible for a foreign tax credit, the non-creditable Israeli taxes may reduce the amount realized on the sale, exchange or other taxable disposition of our ordinary shares.

You should consult your tax advisers regarding your eligibility for benefits under the Treaty, the creditability of any Israeli taxes, and whether any such tax reduces the amount realized on the sale or other taxable disposition of our ordinary shares in your particular circumstances.

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

Based on the manner in which we currently operate our business, the current composition of our income and assets and the estimated value of our assets (including the value of our unbooked goodwill, which is based on the current price of our ordinary shares), we do not believe we were a PFIC for the taxable year ended December 31, 2023. However, a company’s PFIC status is an annual determination that can be made only after the end of each taxable year, and our PFIC status for each taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including unbooked goodwill (which may be determined by reference to the market value of our ordinary shares, which may be volatile). Our PFIC status is subject to uncertainties. We may be or become a PFIC if our market capitalization declines. Further, we may hold less than 25% minority stakes in other entities, which will generally be treated as passive for purposes of the PFIC rules. Therefore, we may be a PFIC if the value of any such minority stakes becomes substantial. Moreover, we may become a PFIC if we expand our business to include financing or similar transactions that may generate passive income. Accordingly, we cannot assure you that we will not be a PFIC for any taxable year.

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

If you own ordinary shares during any year in which we are a PFIC, you generally will be required to file annual reports on IRS Form 8621 (or any successor form) together with your U.S. federal income tax returns, subject to certain exceptions. You should consult your tax advisers regarding whether we are a PFIC for any taxable year and the potential application of the PFIC rules to your ownership of ordinary shares.

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

Certain U.S. investors who are individuals (or certain specified entities) may be required to report information relating to their ownership of ordinary shares, or non-U.S. accounts through which ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to the ordinary shares.

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

Liquidity Risk

Liquidity risk relates to maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. We aim to ensure a minimum level of liquidity considered adequate by our management. We consider a variety of actions to be taken in the event of liquidity contingencies in order to maintain cash within required minimum liquidity limits.

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

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of December 31, 2023. Based on such evaluation, each of our Chief Executive Officer and Chief Financial Officer has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We intend to post on our website all disclosures that are required by the rules and regulations of the SEC or by applicable Nasdaq listing rules concerning any substantive amendments to, or waivers from, any provision of the code of business conduct or the code of ethics, within the applicable required timeframe.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent registered public accounting firm for professional services.

	Year ended December 31,
	2023	2022
	(in USD thousands)
Audit (1)	423	592
Audit-related fees (2)	54	-
Tax fees (3)	39	42
All other fees (4)	2	-
Total	518	634

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees”.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax audits.

(4)	“All other fees” consist of all other fees in the years ended December 31, 2023 and 2022 related to services in connection with non-audit compliance and review work.

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

See “Item 6. Directors, Senior Management and Employees” for further information.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

As a provider of various payment processing and operations solutions, sensitive credit provider information, personal information, personally identifiable information and other financial data are transferred through our products and services, either within execution of transactions or within remote management services we offer. The processing of the information we acquire in connection with our customers’ use of our services is subject to numerous privacy, data protection, cybersecurity and other laws, rules, regulations and standards in a number of jurisdictions.

We use advanced security technologies in our efforts to comply with such laws, rules, regulations and standards, prevent data loss and protect the confidential, proprietary and sensitive information to which we have access. In order to mitigate against failures, cybersecurity incidents, attacks and other disruptions of our information technology systems, we strive to improve the security services of our own servers, as well as the security environment we provide to customers and third parties using our products. For example, we possess three on premise environments for saving information, as well as dedicated cloud IT premises. In addition, we have offline backup for information, as well as a support team who is active seven days a week and external teams for identification of cyber-attacks, infiltration and exposure to other threat actors.

Nayax is certified and compliant for various information security standards and regulations such as PCI DSS, ISO 27001 and SOX. Our information security domain is maintained by industry-standard best practice frameworks such as ISMS and is managed in accordance with applicable laws, rules regulations and standards addressing data privacy and cybersecurity. We also have an information security policy (“IS Policy”) in place that defines the procedures we follow when assessing, identifying and managing cybersecurity threats and incidents, and applies to all Company employees, including employees of our subsidiaries, as well as partners, service providers and contractors with access to Company information assets. Our IS Policy addresses control of records, data classification, managing information system change, addressing nonconformities, password requirements, data storage, backup and retention, encryption, access permission management, physical security, disaster recovery and communication of sensitive or personal data to external parties, among others. Information asset “owners” within the Company are assigned responsibility under our IS Policy to review access privileges, implement and maintain the asset, advise of any new system or change to existing systems and make data classification decisions. Additionally, we review or update all of our policies relating to cybersecurity annually, or more frequently on an as-needed basis, to account for changes in the evolving cybersecurity threat landscape as well as legal and regulatory developments. We also maintain an information security risk assessment document for internal use that lists the various risks that we have identified and ways to mitigate them. This document is updated on a regular basis at least annually to account for our business requirements, global events and cybersecurity threats and is aligned with our organizational risk management program.

As part of our risk management procedures, we conduct regular risk assessments of our various information systems designed to identify, document and mitigate cybersecurity risk. For high-risk systems, risk surveys and penetration tests are conducted at least annually and following a major system change or data breach event. Other systems are tested at different time periods according to their sensitivity. These regular risk assessments are conducted either internally or by qualified third-party service providers. In addition, at least once a quarter, information systems that are open to public communication connections are subject to internal and external network vulnerability scans conducted by qualified third-party service providers. Results of these surveys and assessments are communicated to Company management and nonconformities are mapped, remediated and tracked.

We aim to minimize exposure of Company data and systems to external parties by operating on a “need-to-know” basis for access to our data and systems. Any communication with an external party involving exposure to sensitive Company information is based on an appropriate preliminary risk assessment process. The preliminary risk assessment includes, among other measures, the examination of the external party’s experience in processing sensitive information, its reputation and background and the potential for conflict of interests. Although we have continued to invest in our due diligence, onboarding, and monitoring capabilities over critical external parties with whom we do business, including our third-party vendors and service providers, our control over the security posture of, and ability to monitor the cybersecurity practices of, such third parties remains limited, and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the cybersecurity infrastructure owned or controlled by such third parties. When we do become aware that a third-party vendor or service provider has experienced such compromise or failure, we attempt to mitigate our risk, including by terminating such third party’s connection to our information systems and networks where appropriate.

Employees receive information security training upon hiring and at least quarterly, with additional dedicated training regularly for employees with access to sensitive Company systems and information. Employees are required to confirm in writing that they have read and understand the Company’s information security policies. In addition, we require employees and third-party contractors to sign non-disclosure agreements as part of our practices seeking to protect the confidentiality of our information.

Management reviews the overall performance of the ISMS annually. A review may be performed more frequently if there are changes to our business or other factors that impact the ISMS.

Alex Yeretsky has served as the Company’s Chief Information Security Officer (the “CISO”) since 2018. As CISO, Mr. Yeretsky has overall responsibility for information security controls and regulations and provides regular reports to our management. Mr.Yeretsky reports directly to our CFO and CEO. As CISO, Mr. Yeretsky is responsible for the implementation and enforcement of our IS Policy, dissemination of information and providing training on our policies to relevant parties, developing and maintaining Company-wide information security and risk management plans, performing and/or supervising risk assessments tasks and monitoring security-related tools.

Mr. Yeretsky has 14 years’ experience in managing mid to enterprise-size organizations’ information security departments. In the past, Mr. Yeretsky, has led offensive security projects, penetration testing services, security architecture projects, consulting services for C-level, governance regulation compliance consultation, risk management projects, and enterprise cybersecurity strategy planning services. Prior to his position in Nayax, Mr. Yeretsky worked for several years for companies such as PwC and Cisco, and was the Founder and Chief Technology Officer of MagniSec, a software cybersecurity company. During his army services, he served as offensive security team-leader for the Israeli Ministry of Defense.

In addition, the Company maintains a high-level management committee that meets monthly (Cyber Security Steering Committee) and is dedicated to cybersecurity. The Cyber Security Steering Committee is comprised of the CISO, CTO, CFO, CLO, head of R&D and other relevant managers and employees. This steering committee plays an important role in ensuring the effective management and implementation of cybersecurity measures within the organization. The committee is responsible for overseeing and guiding cybersecurity initiatives designed to protect the organization’s sensitive information, systems, and infrastructure. The CLO and CISO provide quarterly reports to the CEO and biannually report to the board of directors directly. The Cyber Security Steering Committee covers both cybersecurity and related compliance matters. In addition to such regular updates, and as part of our incident response processes, our CISO also provides updates on certain cybersecurity threats and incidents to the Cyber Security Steering Committee and, as necessary, to the full board of directors, based on the steering committee’s assessment of risk.

Before we engage any technology third-party vendor or service provider, we perform a thorough due diligence process to evaluate their cybersecurity risks and the compatibility of their cybersecurity systems with ours.

Our Board of Directors oversees our cybersecurity and ensures that we take steps to adequately address and mitigate the risk from evolving cybersecurity threats we face. The board’s responsibilities include setting the overall cybersecurity strategy, assessing risks, and providing oversight to ensure our resiliency against cybersecurity threats and incidents. The key aspect of the board’s role is to get updated, and make resolutions, on the following topics:

•	IS Policy development and approval
•	Risk management
•	Budgetary approval
•	Leadership and culture
•	Compliance oversight
•	Crisis management
•	Continuous improvement

Despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors– Risks Related to Data Security, Privacy, Information Technology and Intellectual Property.”

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

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F (File No. 001-41491), filed with the SEC on March 1, 2023)

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

4.3	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

4.4	Nayax Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-267542), filed with the SEC on September 21, 2022)

4.5	Nayax Ltd. Global Equity Incentive Plan (2018) (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (File No. 333-267542), filed with the SEC on September 21, 2022)

4.6	Remuneration Policy of Nayax Ltd. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F (File No. 001-41491), filed with the SEC on March 1, 2021)

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited

97.1*	Policy for Recovery of Erroneously Awarded Compensation

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2023 formatted in Inline XBRL: (i) Inline Consolidated Statements of Comprehensive Loss, (ii) Inline Consolidated Statements of Financial Position, (iii) Inline Consolidated Statements of Changes in Equity, (iv) Inline Consolidated Statements of Cash Flows, and (v) Inline Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*       Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nayax Ltd.

Date:	February 28, 2024	By:	/s/ Yair Nechmad
			Name:	Yair Nechmad
			Title:	Chief Executive Officer

		By:	/s/ Sagit Manor
			Name:	Sagit Manor
			Title:	Chief Financial Officer

NAYAX LTD.
Consolidated Financial Statements
2023 Annual Report

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Nayax Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Nayax Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022 and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Tel Aviv, Israel	/s/ Kesselman & Kesselman
February 28, 2024	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2015.

Kesselman & Kesselman, Azrieli Town Tower, 146 Derech Menachem Begin St, Tel- Aviv, 6492103, Israel
P.O BOX 7187 Tel-Aviv, 6107120, Israel Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

NAYAX LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2023	2022
		(Audited)
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7	38,386	33,880
Restricted cash transferable to customers for processing activity	8	49,858	34,119
Short-term bank deposits		1,269	83
Receivables in respect of processing activity		43,261	25,382
Trade receivable, net	9	41,300	27,412
Inventory		20,563	23,807
Other current assets		8,772	5,777
Total current assets		203,409	150,460

NON-CURRENT ASSETS:
Long-term bank deposits		2,304	1,336
Other long-term assets		5,883	2,948
Investment in associate		5,024	6,579
Right-of-use assets, net	10	5,341	7,381
Property and equipment, net	11	5,487	6,668
Goodwill and intangible assets, net	12	96,411	55,116
Total non-current assets		120,450	80,028
TOTAL ASSETS		323,859	230,488

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2023	2022
		(Audited)
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	13	47,477	7,684
Current maturities of long-term bank loans	13	1,101	1,052
Current maturities of loans from others and other long-term liabilities	14, 15	5,422	4,126
Current maturities of lease liabilities	10	2,145	2,206
Payables in respect of processing activity		104,523	63,336
Trade payables		17,464	14,574
Other payables		25,650	17,229
Total current liabilities		203,782	110,207

NON-CURRENT LIABILITIES:
Long-term bank loans	13	327	1,444
Long-term loans from others and other long-term liabilities	14,15	14,476	7,062
Post-employment benefit obligations, net		427	403
Lease liabilities	10	4,149	5,944
Deferred income taxes	16	3,108	793
Total non-current liabilities		22,487	15,646
TOTAL LIABILITIES		226,269	125,853

EQUITY:	17
Shareholders Equity:
Share capital		8	8
Additional paid in capital		153,524	151,406
Capital reserves		9,643	9,771
Accumulated deficit		(65,585)	(56,550)
TOTAL EQUITY		97,590	104,635
TOTAL LIABILITIES AND EQUITY		323,859	230,488

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
		2023	2022	2021
		(Audited)
		U.S. dollars in thousands
	Note	(Excluding loss per share data)

Revenues	18	235,491	173,514	119,134
Cost of revenues	19	(147,198)	(113,476)	(70,970)
Gross Profit		88,293	60,038	48,164

Research and development expenses	20	(21,928)	(22,132)	(19,040)
Selling, general and administrative expenses	21	(70,320)	(64,092)	(45,379)
Depreciation and amortization in respect of technology and capitalized development costs	12	(6,430)	(4,268)	(3,810)
Other expenses	1a,6b	(444)	(1,790)	(1,879)
Share of loss of equity method investee		(1,555)	(1,794)	(538)
Loss from ordinary operations		(12,384)	(34,038)	(22,482)

Finance expenses, net	22	(2,288)	(3,020)	(1,655)
Loss before taxes on income		(14,672)	(37,058)	(24,137)

Tax expenses	16	(1,215)	(451)	(632)
Loss for the year		(15,887)	(37,509)	(24,769)

Attribution of loss for the year:
To shareholders of the Company		(15,887)	(37,509)	(24,763)
To non-controlling interests		-	-	(6)
Total		(15,887)	(37,509)	(24,769)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	23	(0.479)	(1.143)	(0.820)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2023	2022	2021
	(Audited)
	U.S. dollars in thousands
Loss for the year	(15,887)	(37,509)	(24,769)

Other comprehensive income (loss) for the year:

Items that will not be recycled to profit or loss:
Gain (loss) from remeasurement of liabilities (net) in
respect of post-employment benefit obligations	-	146	431
Items that may be recycled to profit or loss:
Gain (loss) from translation of financial statements of foreign activities	(170)	(374)	87
Gains on cash flow hedges	42	-	-
Total comprehensive loss for the year	(16,015)	(37,737)	(24,251)

Attribution of total comprehensive income (loss) for the year:
To shareholders of the Company	(16,015)	(37,737)	(24,181)
To non-controlling interests	-	-	(70)
Total comprehensive loss for the year	(16,015)	(37,737)	(24,251)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity attributed to shareholders of the Company	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance at January 1, 2021	7	16,689	(329)	9,324	243	(13,433)	12,501	-	12,501
Loss for the year	-	-	-	-	-	(24,763)	(24,763)	(6)	(24,769)
Other comprehensive income (loss) for the year	-	-	431	-	151	-	582	(64)	518
Non-controlling interests from business combination	-	-	-	-	-	-	-	1,530	1,530
IPO (See note 1a2)	1	132,559	-	-	-	-	132,560	-	132,560
Transactions with non-controlling interests	-	-	-	205	-	-	205	(1,460)	(1,255)
Business combination under common control	-	-	-	(26)	-	-	(26)	-	(26)
Employee options exercised	*	1,118	-	-	-	-	1,118	-	1,118
Share-based payment	-	-		-	-	9,499	9,499	-	9,499
Balance at December 31, 2021	8	150,366	102	9,503	394	(28,697)	131,676	-	131,676

Changes during the year;
Loss for the year						(37,509)	(37,509)		(37,509)
Other comprehensive income (loss) for the year	-	-	146	-	(374)	-	(228)	-	(228)
Employee options exercised	*	1,040	-	-	-	-	1,040	-	1,040
Share-based payment	-	-	-	-	-	9,656	9,656	-	9,656
Balance at December 31, 2022	8	151,406	248	9,503	20	(56,550)	104,635	-	104,635

Changes during the year;
Loss for the year	-	-	-	-	-	(15,887)	(15,887)	-	(15,887)
Other comprehensive (loss) for the year	-	-	-	42	(170)	-	(128)	-	(128)
Employee options exercised	*	2,118	-	-	-	-	2,118	-	2,118
Share-based payment	-	-	-	-	-	6,852	6,852	-	6,852
Balance at December 31, 2023	8	153,524	248	9,545	(150)	(65,585)	97,590	-	97,590

*Presents less than 1 thousand

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2023	2022	2021
	(Audited)
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(15,887)	(37,509)	(24,769)
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	24,685	9,962	11,963
Net cash provided by (used in) operating activities	8,798	(27,547)	(12,806)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(15,948)	(13,706)	(6,059)
Acquisition of property and equipment	(611)	(1,518)	(2,637)
Loans extended to others	(1,432)	-	-
Investments in associates	-	-	(6,449)
Loans repaid by shareholders	-	-	61
Increase in bank deposits	(2,154)	(480)	(352)
Payments for acquisitions of subsidiaries, net of cash acquired	(18,330)	440	418
Payment of deferred consideration with respect to business combinations	-	(4,500)	(7,335)
Interest received	1,684	76	2
Investments in financial assets	(195)	(6,856)	(446)
Proceeds from sub-lessee	155	-	158
Net cash used in investing activities	(36,831)	(26,544)	(22,639)

CASH FLOWS FROM FINANCING ACTIVITIES:
Initial public offering (IPO)	-	-	132,560
Interest paid	(2,651)	(504)	(630)
Changes in short-term bank credit	39,135	5,874	(11,393)
Support received (royalties paid) in respect to government assistance plans	(55)	(40)	(199)
Transactions with non-controlling interests	-	(186)	(1,069)
Repayment of long-term bank loans	(998)	(2,282)	(1,971)
Receipt of long-term loans from others	-	6,908	-
Repayment of long-term loans from others	(3,626)	(2,577)	(2,175)
Receipt of loans from shareholders	-	-	8,900
Repayment of loans from shareholders	-	-	(8,900)
Decrease in other long-term liabilities	(249)	(288)	(295)
Employee options exercised	2,177	1,152	718
Principal lease payments	(2,182)	(1,851)	(1,406)
Net cash provided by financing activities	31,551	6,206	114,140

Increase (Decrease) in cash and cash equivalents	3,518	(47,885)	78,695
Balance of cash and cash equivalents at beginning of year	33,880	87,332	8,195
Gains (losses) from exchange differences on cash and cash equivalents	906	(6,189)	626
Gains (losses) from translation of cash and cash equivalents of foreign activity	82	622	(184)
Balance of cash and cash equivalents at end of year	38,386	33,880	87,332

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2023	2022	2021
	(Audited)
	U.S. dollars in thousands
Appendix A – adjustments required to reflect the cash flows from operating activities:

Adjustments in respect of:
Depreciation and amortization	12,505	9,028	7,198
Post-employment benefit obligations, net	25	(107)	139
Deferred taxes	(294)	(181)	25
Finance expenses, net	750	4,544	269
Expenses in respect of long-term employee benefits	237	245	193
Share in losses of associate company	1,555	1,794	538
Long-term deferred income	(85)	(104)	(26)
Expenses in respect of share-based payment	6,027	8,747	8,850
Total adjustments	20,720	23,966	17,186

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(15,739)	(10,424)	(5,529)
Increase in receivables from processing activity	(17,880)	(10,986)	(5,429)
Increase in trade receivables	(12,487)	(8,272)	(5,136)
Increase in other current assets	(1,073)	(936)	(1,352)
Decrease (increase) in inventory	3,239	(12,592)	(2,631)
Increase in payables in respect of processing activity	41,187	20,510	13,832
Increase (decrease) in trade payables	1,189	4,519	(3,775)
Increase in other payables	5,529	4,177	4,797
Total changes in operating asset and liability items	3,965	(14,004)	(5,223)
Total adjustments required to reflect the cash flow from operating activities	24,685	9,962	11,963

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	97	215	118
Acquisition of right-of-use assets through lease liabilities	338	2,048	1,428
Recognition of Sub lease asset	455	-	-
Share based payments costs attributed to development activities, capitalized as intangible assets	825	909	649

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

a.	Background

1.
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

2.
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

3.
On September 21, 2022, Company's ordinary shares were listed on the Nasdaq Global Select Market under the symbol NYAX. As of that date, the company is dual listed on Nasdaq and as well as on the Tel Aviv Stock Exchange.

4.
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

5.
On September 11, 2022 Company's shareholders approved a reverse share split in a ratio of 10:1. All issued and outstanding Company's Ordinary Shares have been retroactively adjusted to reflect the reverse share split for all periods presented in these financial statements prior the approval.

6.
In August 2023, the company filed with the Israel Securities Authority a shelf prospectus (the “Shelf Prospectus”). Such Shelf Prospectus allows the Company to raise from time to time funds through the offering and sale of various securities including debt and equity, in Israel, at the discretion of the Company. In October 2023, the company filed with the SEC a Registration Statement on Form F-3 (the “Registration Statement”). Such Registration Statement allows the company to raise fund from time to time through the offering and sale of various securities including debt and equity, at the discretion of the Company. Under the Registration Statement, certain selling shareholders may also offer and sell ordinary shares from time to time in one or more offerings, but we are not entitled to any funds raised from such sales.

b.	"Swords of Iron" - War against terror organization Hamas

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s government declared war against Hamas. Other terrorist organizations such as the Hezbollah in Lebanon on Israel's northern border have launched rocket attacks on Israel in support of Hamas. The military campaign against Hamas and other terrorist organizations is ongoing and could escalate in the future into a larger regional conflict. There is no certainty as to the duration, severity, results or implications of the war on the State of Israel generally or on the Company.

While many of Israeli civilians were draft to reserve duty, the company's headquarter activity located in Israeli remain unharmed. With regards to company's source of income, during the first month of the war, a few credit card companies reported on a sharp decrease in transactions in Israel. Despite that, the company has not experienced any material impact on its revenues, mainly due the fact that most of the company's revenue is generated overseas.

As of the date of these financial statements, the end of the war is unknown.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of presentation:

The financial statements of the Group as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023, are in compliance with International Financial Reporting Standard (hereafter – “IFRS”), as issued by the International Accounting Standards Board (hereafter – “IASB”) were approved for issue by the Board of Directors (the "Board") of the Company on February 27, 2024.

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

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is obtained by the Company. They are deconsolidated from the date that control ceases.

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

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

The Group determines at each reporting date whether there are any indications that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment (the higher of the value in use and the fair value less costs to sell) and its carrying amount and recognizes the impairment amount in the consolidated statement of profit or loss.

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

c.	Translation of foreign currency balances and transactions (continued):

2)	Transactions and balances

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

(b)
Income and expenses for each statement of profit or loss are translated at average exchange rates for the period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and;

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

Cash and cash equivalents include cash on hand and short-term bank deposits, which are not restricted by liens, with original maturities of three months or less. For additional information about the restricted cash to be transferred to customers in respect of processing activity, see note 8 below.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

e.	Inventory

Finished goods inventories purchased by the Company are stated at the lower of cost and net realizable value. Cost is determined on a moving average basis. The cost of inventory includes all acquisition costs, conversion costs and other direct costs incurred in bringing the inventory to its current location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The Group periodically reviews the condition and age of the inventory, and makes impairment provisions if necessary.

f.	Property and equipment

Property, plant and equipment items are initially recognized at acquisition cost. Subsequent costs are included as incurred in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a part of a property, plant and equipment item is replaced, its' carrying amount is derecognized.

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

The Group monitors all its development projects to identify costs for recognition as an expense in profit or loss and costs for capitalization as an asset in the statement of financial position by making a distinction between:

(1)	Investments in new products (hardware and software), as opposed to expenses aimed at maintaining normal functionality;
(2)	Investment in integrations and opening markets; and
(3)	Investment in software for own use.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

g.	Intangible assets (continued):

1)	Research and development (continued):

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

The main types of costs that capitalized as an intangible asset as of December 31, 2023 and 2022 are:

(1)	Payroll costs and related expenses, which are attributed by the Group to the different projects that meet the conditions for capitalization;
(2)	Cost of subcontractors, which are specifically identified to projects that meet the conditions for capitalization.
(3)	Share-based payment expenses attributed apportionately to payroll and related suppliers expenses arises from development.

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

2)	Distribution rights and Brand

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

g.	Intangible assets (continued):

4)	Technology

Technology purchased as part of a business combination is recognized at fair value on the acquisition date. Technology has a definite useful life (5-7 years) and is presented net of accumulated amortization on a straight-line basis.

5)	Goodwill

Goodwill arising from the acquisition of a business represents the overall excess of: (1) the consideration transferred; (2) the amount of any non-controlling interests in the acquiree; (3) in a business combination achieved in stages, also the existing fair value as of the acquisition date of the Group’s previously held equity interest in the acquiree, over the net amount as of the acquisition date, of the identifiable assets acquired and the acquiree’s liabilities and contingent liabilities assumed.

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

i.	Leases:

The Group accounts for a contract as a lease contract if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration:

1)	The Group as a lessee:

In transactions in which the Group acts as lessee, the Group recognizes a right-of-use asset against a lease liability on the commencement date of the lease contract, except in the case of lease transactions with a lease term of up to 12 months and lease transactions for which the underlying asset value is low; in those cases, the Group recognizes the lease payments on a straight-line basis as an operating cost over the lease period.

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

2)
The Group as a lessor:

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases. Finance lease interest income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

j.	Financial instruments:

Hedge accounting

Cash flow hedges

The objective of hedge accounting is to represent in the financial statements the effect of risk management activities that use financial instruments to manage the exposures arising from certain risks that could affect profit or loss or other comprehensive income. The Company reduces its exposure by entering into forward foreign exchange contracts and option contracts with respect to operating expenses that are forecasted to be incurred in currencies other than the US Dollars. Majority of the Company’s revenues and operating expenditures are transacted in US Dollars. However, certain operating expenditures are incurred in or exposed to other currencies, primarily the New Israeli Shekel. The Company has established forecasted transaction currency risk management programs to protect against fluctuations in fair value and the volatility of future cash flows caused by changes in exchange rates. The Company’s currency risk management program includes foreign exchange contracts designated as cash flow hedges. These foreign exchange contracts generally mature within 3 months.

Changes in the fair value of derivatives used to hedge cash flows, in accordance with the effective portion of the hedge, are recorded through other comprehensive income directly in a other capital reserve. With respect to the non‑effective part, changes in the fair value are recognized in the statement of income. The amount recognized in the capital reserve is reclassified in the statement of income in the same period as the hedged cash flows affected profit or loss under the same line item in the statement of income as the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or sold, terminated or exercised, then hedge accounting is discontinued. The cumulative gain or loss remains in other comprehensive income and is presented in the hedging reserve in equity until the forecasted transaction occurs or is no longer expected to occur and then is reclassified to the statements of income.

Classification of financial assets

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss and financial assets at amortized cost. The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows in respect thereof.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

j.	Financial instruments (continued):

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

The Group’s financial assets at amortized cost are included in the following items: “receivables in respect of processing activity”, “trade receivable”, “other current assets”, “cash and cash equivalents”, “short- term bank deposits”, “restricted cash transferable to customers in respect of processing activity”, “long-term receivables”, “long-term bank deposits” in the statement of financial position.

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

Impairment of financial assets measured at amortized cost

The Group recognizes a provision for loss in respect of expected credit losses on debt instruments measured at amortized cost and lease receivables.

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

j.	Financial instruments (continued):

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

Financial liabilities measured at fair value through profit or loss:

The Group measures these financial liabilities at fair value each reporting period. Transaction costs are recognized in profit or loss. Financial liabilities are classified as current liabilities, unless if the Group has an unconditional right to defer the settlement of the liability by at least 12 months after the end of the reporting period, in which case they are classified as non-current liabilities.

k.	Trade receivables

Trade receivables are amounts due from customers for sales of POS devices or services performed in the ordinary course of business.

l.	Trade payables

Trade payables are the Group’s obligations to pay for goods or services that have been rendered by suppliers in the ordinary course of business.

m.	Income taxes

Income tax expenses or benefit for the reported years include current and deferred taxes. Taxes are recognized in profit or loss, except for taxes arising from business combination and taxes relating to items carried to other comprehensive income or directly to equity, which are also recognized in other comprehensive income or equity, respectively, together with the item in respect of which they were created.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

m.	Income taxes (continued):

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

n.	Revenue recognition

The Group has revenues from sales of Point of Sales (POS) devices, software as a service (SaaS) and payment processing fees.

1)	Revenue measurement

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

n.	Revenue recognition (continued):

3)	Types of revenues of the Group

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

o.	Share-based payments

From time to time, the Group’s Board of Directors approves plans for the award of options to the Group’s employees and suppliers, whereby the Group receives services from its employees and/or suppliers in consideration for equity instruments (options) of the Group.

The amount recognized for share-based payments to employees is determined in reference to the fair value of the options granted on the grant date. Non-market vesting terms are included among the assumptions used to estimate the number of options expected to vest, such that the expense is recognized during the vesting period. As to other service providers, the cost of the transactions is measured in accordance with the fair value of the goods or services received in return for the equity instruments that were granted. Where it is not possible to measure reliably the fair value of the goods or services received in consideration for equity instruments, they are measured at the fair value of the granted equity instruments.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

o.	Share-based payments (continued):

At each statement of financial position date, the Group revises its estimates as to the number of options expected to vest, based on the non-market vesting conditions, and recognizes the impact of the change compared to the original estimates, if any, in the statement of profit or loss, with a corresponding adjustment to equity.

p.	Earnings (Loss) per share

The computation of basic earnings (loss) per share is based on the profit (loss) attributable to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period. When calculating the diluted earnings (loss) per share, the Group adds to the average number of ordinary shares outstanding, that was used to calculate the basic earnings per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares. Potential Ordinary Shares are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share).

q.	Provisions

Provisions are recorded when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

r.	New International Financial Reporting Standards, amendments to standards and new interpretations:

1.	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments require entities to disclose their material rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

These financial statements are prepared in accordance with the amendments to IAS 1 as they are effective for annual periods beginning on January 1, 2023.

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

The Group’s management exercises judgment as to the fulfillment of the conditions allowing capitalization of development costs for each of the development projects it implements; in cases where management determines that those conditions are, indeed, met, development assets are recognized at the amount of the development costs invested in the project that are eligibale for capitalization.

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

The Group applies IFRS 16 to account for leases. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Based on historical experience and its business plans, the Company assesses whether it is expected that the extension options included in the lease agreements it entered into shall be exercised or not.

4)	Fair value of share-based payments

The fair value of the Group's equity instruments that were granted to its employees is determined using valuation methods. Fair value of stock-option awards was determined using a the Black-Scholes option pricing model, which requires a number of assumptions, of which the most significant are the share price, volatility, and the expected option term. Expected volatility was calculated based on comparable public companies in the same industry. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

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

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow interest rate risk), credit risk and liquidity risk. The Group's risk management plan focuses on the uncertainty of the financial markets seeking to minimize potential negative impacts on the Group’s financial performances. Group’s risk management is carried out under policies approved by senior management. This policy relates to management of market risks, credit risks, liquidity risks and capital risks (cash management risks).

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

The following table presents a sensitivity test as of December 31, 2023, 2022 and 2021 to reasonably possible changes in the exchange rates, when all other variables remain unchanged. The impact on pre-tax income of the Group is due to changes in financial assets and liabilities.

		Sensitivity test for changes in exchange rate
Foreign currency	Years	Income (loss) from change
		10% increase in exchange rate	10% decrease in exchange rate
		US Dollars in thousands
NIS	2023	(1,762)	1,762
	2022	(2,168)	2,168
	2021	1,408	(1,408)
EUR	2023	(1,698)	1,698
	2022	1,288	(1,288)
	2021	788	(788)
GPB	2023	123	(123)
	2022	713	(713)
	2021	824	(824)
AUD	2023	40	(40)
	2022	201	(201)
	2021	184	(184)

b)	Risk in respect of interest rate change

Risks related to interest rates stem from changes in interest rates, which may have an adverse effect on the Group’s net income or cash flows. Changes in interest rates trigger changes in the Group’s interest income and expenses in respect of interest-bearing assets and liabilities.

The Company does not have material assets or liabilities bearing variable interest, as it has only loans from an Israeli bank which have the Prime interest's impact, which the effect of possible changes in Prime rate with that respect is immaterial. Therefore, the Group’s revenues and operating cash flows are not materially impacted by changes in market interest rates.

2)	Credit risks

Credit risk is managed on a Group level. Credit risks arise mainly from cash and cash equivalents, bank deposits, and credit exposures to receivables. The Group carries out a risk assessment by assessing the credit quality of each customer, taking into account the customer's financial position, past experience, and other factors. The Group settles the processing fee before remitting funds to the customers.

The loss allowance for trade receivables as of December 31, 2023 and 2022 was determined as follows:

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT (continued):

2)	Credit risks (continued):

December 31, 2023	Not overdue	Over 30 days overdue	Over 60 days overdue	Over 120 days overdue	Total
	US Dollar in thousands
Gross carrying amount – trade receivables	25,023	1,818	3,851	12,473	43,166
Less – provision of allowance for credit loss	-	-	-	(1,866)	(1,866)
Trade receivable	25,023	1,818	3,851	10,607	41,300

December 31, 2022	Not overdue	Over 30 days overdue	Over 60 days overdue	Over 120 days overdue	Total
	US Dollar in thousands
Gross carrying amount – trade receivables	17,361	1,439	1,818	9,226	29,844
Less – provision of allowance for credit loss	-	-	-	(2,432)	(2,432)
Trade receivable	17,361	1,439	1,818	6,794	27,412

Most of the Group’s cash and cash equivalents as of December 31, 2023 and 2022 were deposited with Israeli, European and American banks.

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

	Less than one year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total
	US Dollars in thousands
December 31, 2023:
Short-term loans	47,477	-	-	-	47,477
Long-term bank loans	1,110	370	-	-	1,480
Long-term loans from others	3,835	-	-	-	3,835
Liability in respect of purchase of servers	99	74	-	-	173
Lease liabilities	2,325	1,897	2,022	495	6,739
Payables in respect of processing activity	104,523	-	-	-	104,523
Trade payables	17,464	-	-	-	17,464
Other payables	25,650	-	-	-	25,650
Total	202,483	2,341	2,022	495	207,341

	Less than one year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total
	US Dollars in thousands
December 31, 2022:
Short-term loans	7,874	-	-	-	7,874
Long-term bank loans	1,136	1,515	-	-	2,651
Long-term loans from others	3,917	3,699	-	-	7,616
Liability in respect of purchase of servers	193	177	-	-	370
Lease liabilities	2,402	2,392	3,400	483	8,677
Payables in respect of processing activity	63,336	-	-	-	63,336
Trade payables	14,574	-	-	-	14,574
Other payables	17,229	-	-	-	17,229
Total	110,661	7,783	3,400	483	122,327

Group Management periodically reviews the ratio between future cash flows that will arise from maturities of its liabilities and the future cash flows that will arise from maturities of its financial assets; where necessary, the Group changes its liability mix and the timing of their maturity.

4)	Capital risk:

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stockholders and to maintain an optimal capital structure to reduce the cost of capital.

From time to time the Group assesses, as applicable, the need to raise funds from external investors.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT (continued):

4)	Capital risk (continued):

Changes in financial liabilities, the cash flows in respect of which are classified as cash flows from financing activities:

	Short-term credit	Long-term bank loans	Loans from others	Lease liabilities	Other liabilities	Total
	US Dollars in thousands
Balance at January 1, 2023	7,684	2,496	7,367	8,150	362	26,059

Changes in 2023:
Liabilities added in respect of new leases	-	-	-	595	-	595
Liabilities added in respect of loans from banks and others	39,135	-	-	-	-	39,135
Cash flows paid	-	(998)	(3,626)	(2,182)	(182)	(6,988)
Amounts recognized in profit or loss and other changes	658	(70)	179	(269)	(10)	488
Balance at December 31, 2023:	47,477	1,428	3,920	6,294	170	59,289

Balance at January 1 2022	-	5,166	3,220	6,895	721	16,002

Changes in 2022:
Liabilities added in respect of new leases	-	-	-	2,014	-	2,014
Liabilities added in respect of loans from banks and others	5,874	-	6,908	-	-	12,782
Liabilities added in respect of acquisitions	2,000	-	-	1,696	-	3,696
Cash flows paid	-	(2,282)	(2,577)	(2,146)	(288)	(7,293)
Amounts recognized in profit or loss and other changes	(190)	(388)	(184)	(309)	(71)	(1,142)
Balance at December 31 2022:	7,684	2,496	7,367	8,150	362	26,059

Balance at January 1 2021	11,589	7,329	5,703	6,474	994	32,089

Changes in 2021:
Liabilities added in respect of new leases	-	-	-	1,428	-	1,428
Cash flows paid	(11,393)	(1,971)	(2,175)	(1,406)	(295)	(17,240)
Amounts recognized in profit or loss and other changes	(196)	(192)	(308)	399	22	(275)
Balance at December 31 2021:	-	5,166	3,220	6,895	721	16,002

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - SEGMENT REPORTING

The Group operates in a single reportable segment; the center of its activities is in Israel, and all of its sales are carried out in USA, Europe, UK, Australia, Israel and the rest of the world.

Set forth below is a breakdown of revenues from external parties by geographic regions:

	For the year ended December 31
	2023	2022	2021
	US Dollars in thousands
USA	83,528	60,270	36,887
Europe (excluding UK)	72,887	48,664	36,475
UK	26,391	21,931	16,577
Australia	22,484	17,235	12,672
Israel	13,095	14,129	10,764
Rest of the world	17,106	11,285	5,759
	235,491	173,514	119,134

Set forth below is a breakdown of the non-current assets, excluding deferred tax assets and financial assets, by geographic regions:

	December 31
	2023	2022
	US Dollars in thousands
Israel	97,209	60,459
USA	13,696	6,863
Rest of the world	1,027	2,096
	111,932	69,418

In 2023, 2022 and 2021, the Group did not have any single customer representing 10% or more of its sales.

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES

a.	Acquisition of Roseman Engineering Ltd.

On January 31, 2023, the Company entered into a binding agreement for the purchase of the entire share capital (hereinafter "Purchased Shares") of Roseman Engineering Ltd. and Roseman Holdings Ltd. (hereinafter, together, "Roseman"). Roseman are private entities founded under the law of the State of Israel that manage smart systems in the fields of refueling, charging stations and management system for vehicle fleets. In consideration of the transaction, the Company will pay Roseman NIS 15,000 thousand (the “Purchase Price”). On December 21, 2023, the company received the approval of the Israeli Competition Authority (hereinafter the “ICA”). The agreement is subject to certain closing conditions and as of the date of these financial statements, the purchase is still pending certain closing conditions.

b.	Acquisition of Retail Pro

On November 30, 2023, (hereinafter “The Closing Date”) the company successfully concluded its acquisition of Retail Pro International, LLC (hereinafter “RPI”), a leading global entity in retail Point of Sale (POS) software. RPI owns an intellectual property catering to both mid-size and global retailers with a full-featured, flexible product designed to navigate the complexities of the global retail landscape.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES (continued):

b.	Acquisition of Retail Pro (continued):

The purchase price for the transaction represents an implied enterprise value of $34.5 million on a cash-free debt-free basis, to be paid partially in cash and the remainder in cash or equity, subject to certain earnout targets being met (refer to note 15). The deal was initially financed with in debt provided by local Israeli Bank. The remaining amount of approximately $14.6 million will be paid over a three-year period, contingent upon meeting specific earnout targets, and may be settled in either cash or equity at the company's discretion (hereinafter "Contingent Liability"). It will be broken up into 5 payments, with the first payment of 33% of the deferred consideration (approximately $5.5 million) being due January 1, 2025, and the rest being broken up into 4 semi-annual payments of 16.67% of the deferred consideration (approximately $2,768 thousand each) beginning July 1, 2025. The first payment of the deferred consideration will include a reduction of $2 million due to a portion of deferred revenues.

The following table presents the consideration for RPI's acquisition, and the amounts recognized for assets acquired and liabilities on the of the acquisition, at fair value:

US Dollars in thousands
Consideration paid in cash	18,759
Contingent Consideration	12,141
Total consideration	30,900

Amounts recognized on merger date:
Cash and cash equivalents	430
Trade receivables	1,854
Other receivables	280
Property and equipment	140
Technology	20,148
Customer relations	7,092
Brand	3,031
Trade payables	(1,339)
Other payables	(924)

Deferred Tax Liability	(2,626)
Total identifiable assets, net	28,086
Goodwill (*)	2,814
Total Consideration	30,900

Cash flows in respect of the acquisition	18,759
Cash and cash equivalents of subsidiary	430
Acquisition of subsidiary, less cash acquired	18,329

(*) The elements and factors that the Company paid above the fair value of the tangible and intangible assets recognized, represent as goodwill for RPI's, expressed by synergy of good reputation and talented workforce. Thus, the goodwill resulted from the acquisition of RPI represents the excess of the acquisition consideration on the fair value over the net identifiable assets acquired and liabilities in closing date.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES (continued):

b.	Acquisition of Retail Pro (continued):

Other expenses for the year ended December 31, 2023 were approximately $444 thousand, primarily attributable to professional fees incurred in connection with RPI acquisition.

The following is information about revenues and losses of the Group under the assumption that the RPI transaction was completed on January 1, 2023: (1) The Group’s revenues for the year ended December 31, 2023, would have been $251,391 thousand, compared to $235,491 thousand as reported, and; (2) The Group's losses for year ended December 31, 2023, would have been $8,910 thousand compared to $14,489 thousand as reported.

The additional revenue included in the consolidated income statement since Acquisition Date resulting from consolidating RPI's results was $503 thousand during the year. Additionally, the consolidation of RPI resulted in an increase by $310 thousand in the loss for the year.

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

On April 25, 2022 and on July 5, 2022 the Company extended OTI an additional loan amount of $1 million and $1.6 million, respectively. The loan was accounted for as a financial asset at fair value through profit or loss.

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

The following table presents the consideration for OTI's merger, and the amounts recognized for assets acquired and liabilities on the of the merger, at fair value:

As of June 9, 2022
US Dollars in thousands
Deferred consideration	4,500
Total consideration	4,500

Amounts recognized on merger date:
Cash and cash equivalents	440
Trade receivables	983
Inventory	3,569
Other receivables	1,397
Right of use assets	1,722
Property and equipment	660
Other assets	145
Technology	1,711
Customer relations	5,046
Short-term bank loans	(2,001)
Trade payables	(1,392)
Other payables	(1,982)
Lease liability	(1,696)
Other long term liabilities	(69)
Long term liability from the Company (*)	(6,757)
Total identifiable assets, net (**)	1,776
Goodwill (***)	2,724
Total Consideration	4,500
Cash flows in respect of the acquisition, as presented in cash flows from investing activities
Cash and cash equivalents of subsidiary included in consolidated for the first time	440
Acquisition of subsidiary, less cash acquired, as presented in cash flows from investing activity	440

(*) The long-term liability from the Company was eliminated in the consolidated financial statements.

(**) Due to accumulated loss for tax, deferred tax liabilities were offset up to their aggregated value recognized at the day of the acquisition.

(***) The elements and factors that the Company paid above the fair value of the tangible and intangible assets recognized, represent as goodwill for OTI's, expressed by synergy of good reputation and talented workforce. Thus, the goodwill resulted from the acquisition of OTI represents the excess of the acquisition consideration on the fair value over the net identifiable assets acquired and liabilities in closing date.

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

The additional revenue included in the consolidated income statement for the year ended December 31, 2022 and from the Acquisition Date resulting from consolidating OTI's results was $7,610 thousand during the year. Additionally, the consolidation of OTI resulted in an increase of $909 thousand in the loss for that year.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS AND EQUITY METHOD INVESTEES (continued):

d.	Collaboration agreement of IoT Technology Holdings Ltd.

On June 21, 2023, a new agreement of collaboration (hereinafter "New Agreement") was signed between the Company, Bank Hapoalim (hereinafter "BHP"), Mr. Alon Feit (hereinafter "Feit"), IoT Capital Ltd. (hereinafter "IoT Capital"), and IoT Technology Holdings Ltd., a new Israeli company (hereinafter "IoT Technology" or the "Receiving Company", all together the "Collaborators" or the "Parties"). The New Agreement replaces an older agreement (hereinafter "the Old Agreement") signed on June 9, 2022 between the Parties which was signed to establish and operate an innovative international platform, which shall provide financing options mainly for small and medium businesses for acquiring POS devices, automated vending machines and electric vehicle charging stations. Under the terms of the Old Agreement, the Parties shall incorporate IoT Technology with an initial holding structure according to which 49.1% of IOT’s share capital shall be held by the Company, 30.9% by Feit, and 20% by Bank Hapoalim. For further information on the Old Agreement, please refer to Note 6(g) in the 20-F for the year ended December 31, 2022 as published on March 1, 2023.

Under the terms of the New Agreement, the initial holding structure remained unchanged as determined by the Old Agreement. The New Agreement also sets the same amounts as determined by the Old Agreement where the Company shall invest in the Receiving Company an amount of $1.5 million, Feit shall invest an amount of $0.5 million, and Bank Hapoalim shall invest an amount of $1.5 million and provide an additional loan of $1.5 million. Similar to the Old Agreement, the New Agreement also includes three options, where;

a)
First Call Option - a Call Option granted to the Company to buy from BHP and Feit such number of shares that following the exercise of the First Call Option, the Company will hold 50.1% of the voting rights in IoT Technology, such that the Company will be able to consolidate the Company in its financial statements. The option can be exercised by the Company between two to eleven years from signing of the New Agreement date. As of December 31, 2023, the fair value of the First Call Option was determined to be $1,822 thousand.

b)
Second Call Option - a Second Call Option granted to the Company to buy from BHP and Feit such number of shares that following the exercise option the Company will hold 100% from IoT Technology. The option can be exercised by the Company at any time during a period of ten years following the exercise of the First Call Option and in no event later than fourteen years from the signing of New Agreement.

c)
Put Option - the Put Option granted by the Company to BHP and Feit to sell the remaining shares of IoT Technology. The Put Option shall be exercisable commencing at any time following the lapse of two years following the signing of the New Agreement and ending upon the lapse of the Second Call Option period.

For all the three options above, the exercise consideration to be paid depends on IOT's annual revenue volume ("ARV"). Such ARV will be determined by IOT's average monthly revenue of the recent 3 months (prior to the exercising of the option) times 12. The pre-determined multipliers range from 10 to 15, times the percentage acquired for the exercising of the Call & Put Options, respectively. In exercising the Second Call Option, should the compound annual growth rate (“CAGR”) over the 3-year period preceding the notice of exercise of the Second Call Option shall be 35% or more, the ARV shall be 20 times.

The investment in IoT Technology shares is treated under the equity method as required by IAS 28 "Investments in Associates and Joint Ventures". As of December 31, 2023, the following table presents the balances related to the investment in IoT Technology:

US Dollars in thousands
Financial assets at fair value through profit or loss (*)	1,822
Liability for deferred consideration	1,500
Deferred income (**)	418

(*)	The options mentioned above are measured at fair value through profit and loss used the Monte Carlo option pricing model.

(**)	Deferred income represents an advance for providing future services by the Company to IoT Technology.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - CASH AND CASH EQUIVALENTS:

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Below is the composition of cash and cash equivalents by US Dollar and other currencies:

	December 31,
	2023	2022
	US Dollars in thousands
US Dollar	14,673	11,415
New Israeli Shekel	9,777	1,498
Euro	3,044	11,182
British pound sterling	2,026	3,909
Australian Dollar	1,078	1,650
Other currencies	7,788	4,226
	38,386	33,880

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - RESTRICTED CASH TO BE TRANSFERRED TO CUSTOMERS IN RESPECT OF PROCESSING ACTIVITY

Nayax Europe, a subsidiary of the Group, holds a Payment Institution License from the central bank of Lithuania and is licensed to hold and transfer funds to the Group’s customers across Europe for the purpose of the Group processing activity in Europe. In accordance with the requirements of the central bank of Lithuania, the funds of Nayax Europe’s customers are held in a segregated account before being transferred to customers. As of December 31, 2023 and 2022, $49,858 and $34,119 thousand, respectively, were held in segregated accounts for the Group's customers.

NOTE 9 - TRADE RECEIVABLES

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components then they are recognized at fair value. The balance subsequently measured at amortized cost less allowance for credit losses. Below is the composition of trade receivables in net values:

	December 31,
	2023	2022
	US Dollars in thousands
Open accounts	43,166	29,844
Less – provision of allowance for credit loss	(1,866)	(2,432)
Trade receivables - net	41,300	27,412

For information about receivable aging and calculating the impairment of accounts receivables in 2023 and 2022, see note 4(2).

b.	Changes in provision of allowance for credit loss:

US Dollars in thousands

Balance as of January 1, 2023	2,432
Amounts provided against profit or loss in respect of receivables for which the provision for loss is measured over the entire life of the receivable balance	(566)
Balance as of December 31, 2023	1,866

Balance as of January 1, 2022	1,549
Amounts provided against profit or loss in respect of receivables for which the provision for loss is measured over the entire life of the receivable balance	883
Balance as of December 31, 2022	2,432

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 10 - LEASES

a.	General

As of December 31, 2023, the Group had right of use assets related to leased buildings used as the Group’s used for operating activities. Set forth below are the right-of-use asset years of depreciation and the interest rates used to discount the lease payments:

	Years of depreciation	Interest rate
Buildings	2-4	1.5%-5%
Technological equipment	3-5	3.88%

b.	Composition and movement of right-of-use assets:

The following is the composition of right-of-use asset balances as of December 31, 2023:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2023	10,947	331	11,278
Additions during the year	338	-	338
Disposals	(455)	(331)	(786)
Other changes	257	-	257
Balance as of December 31, 2023	11,087	-	11,087

Depreciation and amortization:
Balance as of January 1, 2023	3,579	318	3,897
Depreciation during the year	2,167	11	2,178
Disposals	-	(329)	(329)
Balance as of December 31, 2023	5,746	-	5,746

Right-of-use assets - net	5,341	-	5,341

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LEASES (continued):

b.	Composition and changes in right-of-use assets (continued):

The following is the composition of right-of-use asset balances as of December 31, 2022:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2022	7,382	331	7,713
Additions during the year	2,048	-	2,048
Additions in respect of acquisition	1,722	-	1,722
Disposals	(462)	-	(462)
Other changes	257	-	257
Balance as of December 31, 2022	10,947	331	11,278

Depreciation and amortization:
Balance as of January 1, 2022	2,186	252	2,438
Depreciation during the year	1,731	66	1,797
Disposals	(338)	-	(338)
Balance as of December 31, 2022	3,579	318	3,897

Right-of-use assets - net	7,368	13	7,381

The following is the composition of right-of-use asset balances as of December 31, 2021:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2021	5,752	331	6,083
Additions during the year	1,428	-	1,428
Other changes	202	-	202
Balance as of December 31, 2021	7,382	331	7,713

Depreciation and amortization:
Balance as of January 1, 2021	1,136	186	1,322
Depreciation during the year	1,050	66	1,116
Balance as of December 31, 2021	2,186	252	2,438

Right-of-use assets - net	5,196	79	5,275

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LEASES (continued):

c.	Composition and changes in lease liabilities

The following table summarizes the composition of lease liability balances as of December 31, 2023:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Balance as of January 1, 2023	8,141	9	8,150
Additions during the year	338	-	338
Interest expenses	330	-	330
Lease payments	(2,503)	(9)	(2,512)
Other changes	(12)	-	(12)
Balance as of December 31, 2023	6,294	-	6,294

Current maturities of lease liabilities	2,145	-	2,145
Long-term lease liabilities	4,149	-	4,149
Balance as of December 31, 2023	6,294	-	6,294

The following table summarizes the composition of lease liability balances as of December 31, 2022:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Balance as of January 1, 2022	6,769	126	6,895
Additions during the year	2,014	-	2,014
Additions in respect of acquisition	1,696	-	1,696
Disposals	(131)	-	(131)
Interest expenses	293	3	296
Lease payments	(2,036)	(111)	(2,147)
Other changes	(464)	(9)	(473)
Balance as of December 31, 2022	8,141	9	8,150

Current maturities of lease liabilities	2,197	9	2,206
Long-term lease liabilities	5,944	-	5,944
Balance as of December 31, 2022	8,141	9	8,150

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LEASES (continued):

c.	Composition and changes in lease liabilities (continued):

The following table summarizes the composition of lease liability balances as of December 31, 2021:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Balance as of January 1, 2021	6,245	229	6,474
Additions during the year	1,428	-	1,428
Interest expenses	207	7	214
Lease payments	(1,506)	(114)	(1,620)
Other changes	395	4	399
Balance as of December 31, 2021	6,769	126	6,895

Current maturities of lease liabilities	1,387	115	1,502
Long-term lease liabilities	5,382	11	5,393
Balance as of December 31, 2021	6,769	126	6,895

d.
The Group incurred expenses in the amounts of $330, $209 thousand and $168 thousand in 2023, 2022 and 2021, respectively, related to short-term leases, which were included in research and development expenses and selling, general and administrative expenses.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - PROPERTY, PLANT AND EQUIPMENT

Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications, and changes therein in 2023, are as follows:

	Leasehold improvements	Computers and peripheral equipment	Rented POS devices	Machines and equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2023	3,956	15,380	606	586	20,528
Additions	13	641	54	-	708
Acquired through business combinations	-	140	-	-	140
Disposals	-	(83)	-	-	(83)
Translation differences	-	(7)	(21)	-	(28)
Balance as of December 31, 2023	3,969	16,071	639	586	21,265

Accumulated depreciation:
Balance as of January 1, 2023	883	12,391	316	270	13,860
Depreciation during the year	311	1,414	237	42	2,004
Disposals	-	(83)	-	-	(83)
Translation differences	-	(2)	(1)	-	(3)
Balance as of December 31, 2023	1,194	13,720	552	312	15,778

Net book value:
As of December 31, 2023	2,775	2,351	87	274	5,487

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - PROPERTY AND EQUIPMENT (continued):

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12 – GOODWILL AND INTANGIBLE ASSETS

Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2023 are as follows:

	Capitalized Development costs **	Distribution rights and Brand*	Customer relationships purchased *	Technology **	Goodwill (a)	Patents **	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2023	49,806	5,292	8,884	4,456	10,196	806	79,440
Additions	16,773	-	-	-	-	-	16,773
Acquired through business combinations	-	3,031	7,092	20,148	2,814	-	33,085
Disposals	(138)	-	-	-	-	-	(138)
Translation differences	(26)	-	(60)	(30)	(144)	-	(260)
Balance as of December 31, 2023	66,415	8,323	15,916	24,574	12,866	806	128,900

Accumulated amortization:
Balance as of January 1, 2023	18,206	2,261	1,693	2,055	-	109	24,324
Amortization	5,386	315	1,574	984	-	62	8,321
Disposals	(138)	-	-	-	-	-	(138)

Translation differences	(3)	-	(7)	(8)	-	-	(18)
Balance as of December 31, 2023	23,451	2,576	3,260	3,031	-	171	32,489

Net book value:
As of December 31, 2023	42,964	5,747	12,656	21,543	12,866	635	96,411

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – GOODWILL AND INTANGIBLE ASSETS (continued):

Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2022 are as follows:

	Capitalized Development costs **	Distribution rights *	Customer relationships purchased *	Technology **	Goodwill (a)	Patents **	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2022	34,209	5,292	4,188	2,921	8,271	806	55,687
Additions	14,615	-	-	-	-	-	14,615
Acquired through business combinations	1,261	-	5,046	1,711	2,724	-	10,742
Translation differences	(279)	-	(350)	(176)	(799)	-	(1,604)
Balance as of December 31, 2022	49,806	5,292	8,884	4,456	10,196	806	79,440

Accumulated amortization:
Balance as of January 1, 2022	13,454	1,996	843	1,546	-	47	17,886
Amortization	3,642	265	902	564	-	62	5,435
Acquisitions during the year	1,116	-					1,116
Translation differences	(6)	-	(52)	(55)	-	-	(113)
Balance as of December 31, 2022	18,206	2,261	1,693	2,055	-	109	24,324

Net book value:
As of December 31, 2022	31,600	3,031	7,191	2,401	10,196	697	55,116

Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2021 are as follows:

	Capitalized Development costs **	Distribution rights *	Customer relationships purchased *	Technology **	Goodwill (a)	Patents **	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2021	27,477	5,292	1,636	2,111	3,478	806	40,800
Additions	6,708	-	-	-	-	-	6,708
Acquired through business combinations	-	-	2,478	769	4,615	-	7,862
Disposals	(30)	-	-	-	-	-	(30)
Translation differences	54	-	74	41	178	-	347
Balance as of December 31, 2021	34,209	5,292	4,188	2,921	8,271	806	55,687

Accumulated amortization:
Balance as of January 1, 2021	10,244	1,730	423	1,015	-	-	13,412
Amortization	3,240	266	407	523	-	47	4,483
Disposals	(30)	-	-	-	-	-	(30)
Translation differences	-	-	13	8	-	-	21
Balance as of December 31, 2021	13,454	1,996	843	1,546	-	47	17,886

Net book value:
As of December 31, 2021	20,755	3,296	3,345	1,375	8,271	759	37,801

*	Amortization of customer relationship and distribution rights are included under selling, general and administrative expenses.
**	Amortization of technology, patents and development costs are included in “depreciation and amortization in respect of technology, patents and capitalized development costs”.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – GOODWILL AND INTANGIBLE ASSETS (continued):

(a)	Goodwill

The group tests whether goodwill has suffered any impairment on an annual basis. For the 2023 reporting period, the recoverable amount of the cash-generating units (CGUs) was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management. The discount rate was a pre-tax measure using a rate of return that reflects the relative risk of the investment, as well as the time value of money. Five years of cash flows were included in the discounted cash flow model. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. These growth rates are consistent with forecasts included in industry reports specific to the industry in which each CGU operates.

1.
Retail Pro International LLC. - As part of the business combination for the purchase of Retail Pro International LLC. (hereinafter – "RPI") the Company recognized goodwill in the total amount of $2,814 thousand (see note 6). The following key assumptions were used to determine the value in use of the CGU as at December 31, 2023:

RPI

Growth rate	3%
Discount rate	16.1%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

2.
On Track Innovations Ltd. - As part of the business combination for the purchase of On Track Innovations Ltd. (hereinafter – "OTI") the Company recognized goodwill in the total amount of $2,724 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2023:

OTI

Growth rate	3%
Discount rate	18.9%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – GOODWILL AND INTANGIBLE ASSETS (continued):

(a)	Goodwill (continued):

3.
Nayax Retail - As part of the business combination for the purchase of Nayax Retail Ltd. (hereinafter – "Nayax Retail"). As part of the business combination related to the acquisition of Nayax Retail, the Company recognized intangible assets (goodwill) in the total amount of $2,358 thousand.

The following key assumptions were used to determine the value in use of the CGUs as at December 31, 2023:

Retail

Growth rate	3%
Discount rate	22.1%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

4.	Weezmo - As part of the business combination related to the acquisition of Weezmo, intangible assets of goodwill at $4,078 thousand were recognized.

The following key assumptions were used to determine the value in use of the CGUs as at December 31, 2023:

Weezmo

Growth rate	3%
Discount rate	21%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

5.
Vendsys - As part of the business combination related to the acquisition of Greenhithe Software Solutions Ltd (hereinafter – "VendSys") the Company recognized goodwill in the total amount of $891 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2023

Vendsys

Growth rate	4%
Discount rate	12%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – CREDIT AND LOANS FROM BANKS

a.	Short-term bank credit(*)

1)
The company is a party to a short-term credit facility with an Israeli bank with commitments totaling $15 million (NIS 54 million). As of December 31, 2023, a total of $11 million (NIS 42 million) was outstanding under the short-term credit facility. The short-term credit facility bears a prime based variable interest rate.

2)	In May 2023 the company received a short-term credit facility in the amount of NIS 17 million from an Israeli bank that bears a prime based variable interest rate.

3)
In July 2023, the Company entered into an additional short-term credit facility with an Israeli bank in the amount of $9.75 million, which was later increased to $30 million. The short-term credit facility bears a prime based variable interest rate. In November 2023, the same bank approved an additional loan amount of $17 million that will be used as a bridge loan for the purchase of Retail Pro’s intellectual property and the purchase of all of Retail Pro’s equity rights by a fully owned subsidiary of the company.

(*) Financial covenants

Under the credit facilities above of the financing agreements, the Company is required to meet certain financial covenants. As of December 31, 2023, the Company met all the covenants.

b.
As of December 31, 2023, a wholly owned subsidiary of the Company has a short-term loan of $2 million (NIS 7.2 million) from an Israeli bank. The short-term loan bears a foreign exchange market variable interest rate. The loan is renewed monthly, in the Company’s sole discretion.

	December 31,
	2023	2022
	US Dollars in thousands
Long-term bank loans	1,428	2,496
Less - current maturities	(1,101)	(1,052)
	327	1,444

1)
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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - LONG-TERM LOANS FROM OTHERS

	December 31,
	2023	2022
	US Dollars in thousands
Long-term loans from others *	3,920	7,367
Less – current maturities	(3,601)	(3,585)
	319	3,782

(*) The balance is composed of loans received from an acquirer of the Group.
(**) The carrying amount of the credit and loans from others reasonably approximate their fair value.

Below is the composition of the loans:

a.
In February 2020, the Group received a loan in the amount of Euro 3.5 million ($3.8 million). The loan bears effective annual interest of 4.74% and is being returned in 24 equal monthly instalments beginning in February 2021. In March 2021, following the COVID crisis, the Company received an approval to defer repayment of the said loan by six months and was fully repaid during 2023.

b.
In December 2, 2022 the company received an additional loan in the amount of Euro 6.5 million ($6,850 million). The additional amount bears effective annual interest rate of 10% and is being returned by an equal 25 instalments where the last payment is expected to be on January 2025.

NOTE 15 - OTHER LONG-TERM LIABILTIES

Composition of other long-term liabilities, net of current maturities

	December 31,
	2023	2022
	US Dollars in thousands
Contingent consideration, see note 6 (*)	12,141	1,006
Liability for forward contract for acquisitions (**)	1,485	1,536
Other	531	738
	14,157	3,280

(*)
With regards to liability for contingent payment as of December 31, 2023, the company recognized a contingent liability as part of the acquisition of RPI, see note 6. As of December 31, 2022 the long-term employee benefit, which was not included in the application of the purchase method to the acquisition of VendSys is estimated at $1,006 thousand.

(**)
The Company issued to Tigapo a put option enabling an additional investment of up to $1 million. The put option is a liability financial instrument measured at fair value through profit or loss. As of December 31, 2023 and 2022, the put option was valued in the amount of $1,485 and $1,536 thousands.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

b.	Taxation of subsidiaries outside of Israel

Subsidiaries that are incorporated outside Israel are assessed for tax under the tax laws applicable in their countries of residence.The principal tax rates applicable in 2022 to subsidiaries outside Israel are as follows:

Companies incorporated in the United States – tax rate of 34.7% (including federal, state and branch profits tax). The company incorporated in the UK – tax rate of between 19% to 25%. The company incorporated in Australia – tax rate of 30%. The company incorporated in Lithuania –corporate tax rate of 15% and in US – 21%. Generally, inter-company transactions between the Company and subsidiaries outside Israel are subject to the provisions and reporting requirements set out in the Income Tax Regulations (Determination of Market Terms), 2006.

c.	Carry forward losses

Deferred tax assets on carryforward losses are recognized if the exercise of the relevant tax benefit is expected in the foreseeable future against a taxable income.

As of December 31, 2023 and 2022, the carryforward tax losses stemming from the Company in Israel amounted to $32,531 and $34,458 thousand, respectively.

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

Accordingly, the Company’s tax assessments through tax year 2018 are considered to be final.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (continued):

e.	Tax rate reconciliation:

The reconciliation of the theoretical tax benefit (expense) by the Israeli statutory tax rate to the Company's effective benefit (expense) taxes are as follows:

	For the year ended December 31,
	2023	2022	2021
	US Dollars in thousands
Loss before taxes on income	(14,672)	(37,058)	(24,137)
Tax rate	23%	23%	23%
Theoretical tax benefit	3,375	8,523	5,551
Share-based payment expenses which are not deductible	(1,388)	(2,012)	(2,035)
Carry forward losses without deferred taxes recognition	(3,176)	(6,872)	(3,249)
Other	(26)	(90)	(899)
Effective tax expenses	(1,215)	(451)	(632)

f.	Deferred income tax:

The composition of deferred taxes as of statement of financial position dates and the change thereof in those years is:

	Intangible assets	Provisions for employee rights	Other	Losses for tax purposes	Total
	US Dollars in thousands
Balance at January 1, 2023	(1,074)	44	44	193	(793)
Change in 2023:					-
Recognized in income statement	(421)	535	(44)	224	294
Deferred taxes created in acquisition of subsidiary	(2,626)	-	-	-	(2,626)
Recognized in translation currency difference reserve	17	-	-	-	17
Balance at December 31, 2023	(4,104)	579	-	417	(3,108)

Balance at January 1, 2022	(1,111)	-	-	23	(1,088)
Change in 2022:					-
Recognized in income statement	(77)	44	44	170	181
Recognized in translation currency difference reserve	114	-	-	-	114
Balance at December 31, 2022	(1,074)	44	44	193	(793)

Balance at January 1, 2021	(998)	208	91	414	(285)
Change in 2021:
Recognized in income statement	665	(208)	(91)	(391)	(25)
Deferred taxes created in acquisition of subsidiary	(747)	-	-	-	(747)
Recognized in translation currency difference reserve	(31)	-	-	-	(31)
Balance at December 31, 2021	(1,111)	-	-	23	(1,088)

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (continued):

f.	Deferred income tax (continued):

Deferred taxes are presented in the statement of financial position as follows:

	December 31,
	2023	2022
	US Dollars in thousands
Non-current assets	-	-
Non-current liabilities	(3,108)	(793)
	(3,108)	(793)

g.	Taxes on income included in profit or loss:

	For the year ended December 31,
	2023	2022	2021
	US Dollars in thousands
Current tax expenses	(1,509)	(632)	(607)
Deferred tax income (expenses)	294	181	(25)
	(1,215)	(451)	(632)

NOTE 17 – CAPITAL AND RESERVES

a.	Composition:

The share capital as of December 31, 2023, is composed of Ordinary shares, all having ILS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2023		December 31, 2023
Ordinary shares	70,000,000	33,326,736	70,000	33,327

The share capital as of December 31, 2022, is composed of Ordinary shares, all having ILS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2022		December 31, 2022
Ordinary shares	70,000,000	32,956,004	70,000	32,956

The share capital as of December 31, 2021, is composed of Ordinary shares, all having ILS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2021		December 31, 2021
Ordinary shares	70,000,000	32,752,242	70,000	32,752

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – CAPITAL AND RESERVES (continued):

a.	Composition (continued):

In April 2021, all ordinary A shares of NIS 0.001 par value and all ordinary B shares of NIS 0.001 par value – both issued shares and shares included in the Company’s authorized capital – were converted into ordinary shares of NIS 0.001 par value each based on a 1:1 ratio, such that subsequent to the conversion, the Company’s capital comprises only ordinary shares.

In April 2021, the Company increased the registered share capital by 32,000,000 Ordinary shares par value NIS 0.001 each.

In May 2021, the Company completed an IPO. For additional information see note 1.

b.	Share-based payment:

As of December 31, 2023, the Company has two equity-settled compensation plans to employees and service providers of the Company and its subsidiaries, under which options were allotted: (1) the option plan approved by the Company’s Board of Directors in February 2013 (hereafter – the “2013 Plan”); and (2) global equity-settled incentive plan adopted by the Company’s Board of Directors in December 2018 (hereafter – the “2018 Plan”), as follows:

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – CAPITAL AND RESERVES (continued):

b.	Share-based payment (continued):

2.	January 2021 award: On January 7, 2021, the Company allotted to two employees of the Company 40,000 options each (a total of 80,000 options) under the 2018 Plan.

The vesting period of the options is four years, where 25% of the options vest on the first anniversary of grant date, and after that, additional 6.25% of the options vest on the last day of each subsequent calendar quarter. Options not exercised by the fifth anniversary of grant date will expire.

The 40,000 options have an exercise price of $6.7 (hereinafter: "Part A Options") and 40,000 options have an exercise price of the par value of the shares (NIS 0.001) and also include accelerated vesting in the event of an IPO or at the termination of the employee's service, meaning that they vested upon completion of the IPO of the Company (hereinafter: "Part B Options").

3.
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

4.
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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – CAPITAL AND RESERVES (continued):

b.	Share-based payment (continued):

5.
August 2021 award: On August 22, 2021, the Company's board of directors approved an allotment to employees of the Company and subsidiaries and to service providers of 196,750 options under the 2018 Plan and of 50,000 restricted share units (RSUs). The vesting period of the options and RSUs is the same as March 2021 award.

6.
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

7.	March 28, 2022 award: On March 28, 2022, the Company allotted 215,500 options and 45,000 restricted share units (RSUs) to employees of the Company and subsidiaries.

8.	June 30, 2022 award: On June 30, 2022, the Company allotted 170,000 options and 6,000 restricted share units (RSUs) to employees of the Company and subsidiaries.

9.	September 29, 2022 award: On September, 2022, the Company allotted 54,500 options and 18,600 restricted share units (RSUs) to employees of the Company and subsidiaries.

10.	December 20, 2022 award: On December, 2022, the Company allotted 10,667 restricted share units (RSUs) to employees of the Company and subsidiaries.

The vesting period of all grants rewarded during the year ended December, 31 2022 of both options and RSUs are 4 years, with 25% of the options vest on the first anniversary of grant date, and after that, additional 6.25% of the options vest on the last day of each subsequent calendar quarter. Options not exercised within 5 years of inception date will expire.

11.
June 26, 2023 award: the Company allotted 27,500 options and 137,524 restricted share units (RSUs) to employees of the Company and subsidiaries. The vesting period of the options and RSUs is 4 years, with 25% of the options vest on the first anniversary of grant date, and after that, additional 6.25% of the options vest on the last day of each subsequent calendar quarter. Options not exercised within 5 years of inception date will expire.

12.
November 30, 2023 award: the Company allotted 96,731 restricted share units (RSUs) to employees of the Company and subsidiaries. The vesting period of the RSUs is 4 years, with 25% of the RSU will vest on the first anniversary of grant date, and after that, additional 6.25% of the RSU's will vest on the last day of each subsequent calendar quarter.

The Company used the Black and Scholes option pricing model to measure the fair value of the share options on award dates. The key assumptions used by the Company in this model and the fair value of each option are as follows:

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – CAPITAL AND RESERVES (continued):

b.	Share-based payment (continued):

Allotment date	Share price	Exercise price	Expected option life	Risk-free interest rate	Average standard deviation (**)	Option fair value
November, 2023– RSUs	$19.57	-	-	-	-	$19.57
June 26, 2023 – Options	$19.34	$18.83	5	3.96%	67.80%	$11.03
June 26, 2023 – RSUs	$19.34	-	-	-	-	$19.34
The weighted average for 2023	$19.92	-	-	-	-	$19.92
The weighted average for 2022	$11.1	-	-	-	-	$11.1
The weighted average for 2021	$17.3	-	-	-	-	$17.3
December 20, 2022 - RSUs	$19.7	-	-	-	-	$19.7
September 29, 2022 – Options	$23.9	25.5	5	3.98%	54.45%	$11.8-$23.9
September 29, 2022 - RSUs	$23.9	-	-	-	-	$23.9
June 30, 2022 – Options	$18.5	$16.7	5	3.01%	54%	$9.7-$10.8
June 30, 2022 – RSUs	$18.5	-	-	-	-	$18.5
March 28, 2022 – Options	$18.4	$20.4	5	2.50%	56%	$8.7
March 28, 2022 – RSUs	$18.4	-	-	-	-	$18.4
November 11, 2021	$39	$6.7/$38.8	5.25	1.21%	55%	$19/$33.2
August 22, 2021 – Options	$31.7	$30.6	5.25	0.83%	55%	$15.5
August 22, 2021 – RSUs	$31.7	-	-	-	-	$31.7
May 13, 2021	$31.9	$31.9	5.88-9.88	1.05%-1.65%	53.1%-54.67%	$16.2-$20.1
March 24, 2021 – Part C Options	$19.5	$6.7	5.25	0.88%	50%	$14.1
March 24, 2021 – Part D Options	$19.5	$19.5	5.25	0.88%	50%	$8.7
January 7, 2021 – Part A Options	$9.7	$6.7	5	0.46%	51%	$5.3
January 7, 2021 – Part B Options	$9.7	NIS 0.001	5	0.46%	51%	$9.7

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – CAPITAL AND RESERVES (continued):

b.	Share-based payment (continued):

Below is a breakdown of the options and the weighted average exercise price during the reported periods:

	December 31, 2023		December 31, 2022		December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Number of options and RSU outstanding at beginning of year	3,823,052	19.3	3,633,778	19.1	1,830,695	6.0
Options and RSU granted (1)	264,256	18.8	520,767	16.5	2,226,750	27.5
Options exercised	(370,732)	6.57	(203,748)	5.0	(231,962)	5.3
Options forfeited	(366,633)	26.1	(126,211)	17.0	(140,719)	8.5
Options expired	(10,823)	14.76	(1,534)	6.7	(50,986)	5.3
Options and RSU outstanding at end of year	3,339,120	17.84	3,823,052	19.3	3,633,778	19.1
Options and RSU exercisable at end of year	1,550,358	11.67	1,502,887	12.3	928,970	5.6

As of December 31, 2023, 2022 and 2021, the weighted-average remaining contractual life of exercisable options were 3.5, 2.7 and 3.11 years, respectively.

As of December 31, 2023, 2022 and 2021, the range of exercise prices for share options outstanding at the end of the period was NIS 0.001-$25.52, NIS 0.001-$25.52 and NIS 0.001-$38.8 , respectively.

The expenses related to share base compensation for each of the three years in the period ended December 31, 2023, 2022 and 2021 are $6,033, $8,747 and $8,850 thousand, respectively.

The amounts of expense recognized as capitalized development costs and included as intangible assets for each of the three years in the period ended December 31, 2023, 2022 and 2021 are $824, $909 and $649, respectively.

The balance of unrecognized benefit as of December 31, 2023, assuming that all conditions set were met, is $9,828 thousand.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - REVENUES

	For the year ended December 31,
	2023	2022	2021
	US Dollars in thousands
Revenue from the sale of integrated POS devices	84,406	68,726	47,987
Recurring revenue:
SaaS revenue	58,920	45,274	34,641
Payment processing fee	92,165	59,514	36,506
	151,085	104,788	71,147
	235,491	173,514	119,134

NOTE 19 - COST OF REVENUES

	For the year ended December 31,
	2023	2022	2021
	US Dollars in thousands
Cost of integrated POS devices sales	68,433	62,872	40,165
Cost of recurring revenue	78,765	50,604	30,805
	147,198	113,476	70,970

As of the periods ended December 31, 2023, 2022 and 2021, cost of revenue includes employee related costs and share based compensation in the amount of $7,385, $6,352 and $4,058 thousand, respectively.

NOTE 20 - RESEARCH AND DEVELOPMENT EXPENSES

	For the year ended December 31,
	2023	2022	2021
	US Dollars in thousands
Payroll and related expenses	15,309	14,820	12,970
Suppliers and subcontractors	3,416	4,193	2,557
Office and maintenance	684	602	539
Share-based payment	1,148	1,279	1,846
Depreciation and amortization	1,371	1,238	1,128
	21,928	22,132	19,040

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31,
	2023	2022	2021
	US Dollars in thousands
Payroll and related expenses	36,520	32,402	24,141
Share-based payment	4,627	7,097	7,004
Office and maintenance	2,749	2,365	1,814
Advertising and sales promotion	2,192	2,599	1,612
Depreciation and amortization	4,444	3,366	2,199
Computers and IT systems maintenance	5,196	4,452	2,396
Professional fees	8,443	5,903	2,718
Provision for credit losses and bad debts	-	630	1,019
Other expenses	6,149	5,278	2,476
	70,320	64,092	45,379

NOTE 22 - FINANCE EXPENSES, NET

	For the year ended December 31,
	2023	2022	2021
	US Dollars in thousands
Interest on bank loans and bank fees	1,704	993	964
Change in fair value options	310	(423)	414
Finance expenses in respect of loans from others	591	70	217
Finance expenses in respect of shareholders and related companies	(24)	(15)	136
Finance expenses in respect of other liabilities	161	167	202
Finance expenses in respect of leases liabilities	330	260	214
Financing income in respect of finance sub-lease	(17)	-	(2)
Exchange rate differences	(767)	1,968	(490)
	2,288	3,020	1,655

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - LOSS PER SHARE

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue.

	For the year ended December 31,
	2023	2022	2021
Loss for the year attributed to holders of
ordinary shares (US Dollars in thousands)	(15,887)	(37,509)	(24,763)
Weighted average of number of ordinary shares
in issue (in thousands)	33,149	32,817	30,191
Basic loss per ordinary share (in dollars)	(0.479)	(1.143)	(0.820)

b.	Diluted

Instruments that can potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share, as their impact was anti-dilutive:

	Thousands of shares
	As of December 31,
	2023	2022	2021
Options and RSU issued as part of share-based payment	3,339	3,823	3,634

NOTE 24 – RELATED PARTIES

a.	Transactions with related parties:

	For the year ended December 31,
	2023	2022	2021
	US Dollars in thousands
Payroll, options and payments to related parties employed by the Company	2,671	5,378	6,512
Payroll to directors	176	207	25
Transactions - associated companies	2,202	766	900
Shareholders – interest expenses, net	-	-	141

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – RELATED PARTIES (continued):

b.	Balances with related parties:

	December 31,
	2023	2022
	US Dollars in thousands
Receivables – associated companies	3,555	983
Trade payables – related companies and parties	97	95
Other payables – related companies and parties	41	42

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – RELATED PARTIES (continued):

c.	Related parties' employment terms:

1)	Employment terms of controlling shareholder and director – Mr. Yair Nechmad – for his service as the Company’s CEO:

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

On May 4, 2021, the Board of Directors and general meeting of the Company approved engagement in revised service agreements with Mr. Yair Nechmad, in which the monthly management fee of each of them was revised to NIS 140 thousand ($43 thousand), beginning on the date completing the IPO on the Tel Aviv Stock Exchange, i.e. May 13, 2021. This amount is to increase each calendar year by 2.5% so the payment for each of the 12 months during the year ended December 31, 2023 accounted to NIS 147 thousand ($40 thousand). For information about the share-based payment to Mr. Yair Nechmad, see note 17 above.

Arnon Nechmad, the son of Yair Nechmad, was hired by a wholly-owned subsidiary of the Company, in November 2021, prior to that was an employee of another wholly-owned subsidiary of the Company and, in 2023 became an employee of the Company. Mr. Nechmad received compensation of approximately $81,000, $83,000 and $42,000 in 2023, 2022 and 2021, respectively.

Tal Tannenbaum, who became the daughter-in-law of Yair Nechmad in August 2022, has been a part-time employee of the Company since December 2021. Ms. Tannenbaum received compensation of approximately $55 thousand, $26 thousand and $22 in 2023, 2022 and 2021 respectively. The company granted to Ms. Tannenbaum 500 options in the March 28, 2022 grant.

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – RELATED PARTIES (continued):

c.	Related parties' employment terms: (continued):

On May 4, 2021, the Board of Directors and general meeting of the Company approved engagement in revised service agreements with Mr. David Ben Avi, in which the monthly management fee was revised to NIS 140 thousand ($43 thousand), beginning on the date completing the IPO on the Tel Aviv Stock Exchange, i.e. May 13, 2021. This amount is to increase each calendar year by 2.5% so the payment for each of the 12 months during the year ended December 31, 2023 accounted to NIS 147 thousand ($40 thousand). For information about the share-based payment to Mr. David Ben-Avi.

The total expenses related to Mr. Ben Avi’s brother, Shai Ben Avi, who is employed by the Company as chief architect, and to a company wholly-owned by Mr. Ben Avi’s brother in 2023, 2022 and 2021 was 356$ thousand, $375 thousand and $382 thousand, respectively.

The total expenses related to Oded Frenkel, Mr. Ben Avi’s brother-in-law, who is employed by the Company as Chief Customer Officer in 2023, 2022 and 2021 was $212 thousand, $236 thousand and $259 thousand, respectively. Mr. Frenkel received options in 2023 to purchase 2,500 ordinary shares at the exercise price of $18.83 per share, in 2022 to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share, and options in 2021 to purchase 2,500 ordinary shares at the exercise price of $6.70 per share.

The total expenses related to Reuven Amar, Mr. Ben Avi’s brother-in-law, who is employed by the Company as Engineering Lab Manager in 2023, 2022 and 2021 was $177 thousand, $206 thousand and $193 thousand, respectively. Mr. Amar received options in 2023 to purchase 2,500 ordinary shares at the exercise price of $18.83 per share, options in 2022 to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share, and options in 2021 to purchase 2,500 ordinary shares at the exercise price of $6.70 per share.

3)	Payments to Mr. Amir Nechmad – controlling shareholder and director

In 2023, 2022 and 2021, the amount paid by the Company to Mr. Amir Nechmad for services rendered to the Company by companies under his control including directors' fees amounted to $22 thousand, $28 thousand and $96 thousand, respectively.

Mr. Amir Nechmad, through Ofer R.G Ltd. (a company wholly owned by Mr. Amir Nechmad), provided shareholders' loans to the Company in the period ended December 31, 2021 that carried an annual interest of 6%, and with an aggregate amount of $7.6 million. According to the terms of the loan agreements, Ofer R.G Ltd. had a right to call the loans at any time, but provided that the Company received a ten business days' advance notice. In May 2021, the Company fully repaid the above shareholders' loans.

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – RELATED PARTIES (continued):

c.	Related parties' employment terms (continued):

4)	Directors insurance:

The Company has a directors and office holders insurance policy with limit of liability of NIS 67 million ($20 million) any one occurrence and in the aggregate plus excess limit of $5 million Side A Insurance for the directors & officers only.

5)
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

As of the approval date of these financial statements, the company has floating charge obligations to a local Israeli banks in order to secure credit line facilities and the activity related in the Israeli banks. In respect of a guarantee provided by the Israeli banks, the Company also provided specific liens in the amount of approximately $2.3 million.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - LIENS, GUARANTEES AND COMMITMENTS (continued):

b.	Contingent liability

During the year ended December 31, 2023, the ICA requested from the Company certain documents and information related mainly to its acquisition of OTI. The Company has provided the requested information and commenced discussions with the ICA.  While we cannot predict the outcome, it is possible that the ICA may seek to take enforcement actions against the Company, which could include imposing a fine on the Company, the amount of which could be material.  The dialog with the ICA continues and it is difficult to assess when or how this process will conclude, or what results it may have to the Company.

c.	Commitments

1.
As part of an agreement with a European acquire payment processor for the provision of loans, the Group has undertaken in December 4, 2022 to reach, in aggregate, a minimum processing turnover of Euro 250 million ($264 million) transactions per month and to reach minimum turnover of 3.5 million transactions per annum which includes at least 55% through Visa credit. The agreement stipulates that in the event that the Group fails to meet the assignable thresholds, the event shall constitute a breach event (as defined in the agreement), which will establish a contractual right for the acquirer the right to demand of an immediate repayment of the outstanding balance of the loans.

2.
In November 2016 and February 2018, the Company and the European acquire payment processor entered into a processing agreement where under the Group undertakes to reach a minimum processing turnover in Europe. Furthermore, under the agreement a minimum fee will be paid out of the processing funds that are cleared using the processing agency’s services. In 2020, the Company signed an agreement to extend the terms of minimum processing turnover until December 31, 2025. As of December 31, 2023 and the date of these financial statements, no changes regarding to processing agreement took place.

As of December 31, 2023, the company met all the criterias as they set in the agreement above.

NOTE 26 –SUBSEQUENT EVENTS:

Long term loan - Retail Pro International LLC acqustion

In November 2023, the Company acquired Retail Pro International LLC. The Company funded the cash portion of the consideration payable at the closing, with a short-term credit facility that the Company received (see note 6(b)). In February 25, 2024, the Company received from the same bank an approval for a long-term loan through bank financing. The long-term loan was fully executed and bears a SOFR based variable interest rates. The long-term loan did not require a change in the covenants.