Form 20-F/A
period 2023-12-31
Nayax Ltd.
filed 2024-02-28
CIK 1901279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐           No ☒

EXPLANATORY STATEMENT

This Amendment No. 1 on Form 20-F/A (the “Amendment”) to the annual report on Form 20-F for the fiscal year ended December 31, 2023, filed on February 28, 2024 (the “Original Filing”), is being filed by Nayax Ltd. (the “Company”) solely to correct a typographical error in the Report of Independent Registered Public Accounting Firm of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (the “Audit Report”) in the Original Filing.

In addition to the revised Audit Report, the Company is filing with this Amendment (i) the unchanged consolidated financial statements of the Company to which the revised Audit Report relates, and (ii) currently dated certifications of our principal executive officer and our principal financial officer pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

This Amendment makes no other changes to the Original Filing other than as described above.

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

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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