Form 20-F
period 2024-12-31
Nayax Ltd.
filed 2025-03-04
CIK 1901279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:   001-41491

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2024, the registrant had outstanding 36,607,407 ordinary shares, par value NIS 0.001 per share.

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐
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

☐ Item 17           ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐           No ☒

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	70
A.	Directors and Senior Management	70
B.	Compensation	73
C.	Board Practices	76
D.	Employees	87
E.	Share Ownership	87
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	87
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	87
A.	Major Shareholders	87
B.	Related Party Transactions	89
C.	Interests of Experts and Counsel	91
ITEM 8.	FINANCIAL INFORMATION	91
A.	Consolidated Statements and Other Financial Information	91
B.	Significant Changes	92
ITEM 9.	THE OFFER AND LISTING	92
A.	Offering and Listing Details	92
B.	Plan of Distribution	92
C.	Markets	92
D.	Selling Shareholders	92
E.	Dilution	92
F.	Expenses of the Issue	92

- ii -

ITEM 10.	ADDITIONAL INFORMATION	92
A.	Share Capital	92
B.	Memorandum and Articles of Association	92
C.	Material Contracts	92
D.	Exchange Controls	92
E.	Taxation	93
F.	Dividends and Paying Agents	102
G.	Statement by Experts	102
H.	Documents on Display	102
I.	Subsidiary Information	102
J.	Annual Report to Security Holders	102
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	102
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	103
A.	Debt Securities	103
B.	Warrants and Rights	103
C.	Other Securities	103
D.	American Depositary Shares	103
PART II		103
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	104
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	104
ITEM 15.	CONTROLS AND PROCEDURES	104
A.	Disclosure Controls and Procedures	104
B.	Management’s Annual Report on Internal Control Over Financial Reporting	104
C.	Attestation Report of the Registered Public Accounting Firm	104
D.	Changes in Internal Control Over Financial Reporting	104

- iii -

- iv -

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Nayax” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Nayax Ltd., together with its consolidated subsidiaries. The term “NIS” refer to the lawful currency of the State of Israel, the terms “dollar,” “U.S. dollar,” “US$” and “$” refer to the lawful currency of the United States, the terms “euro,” “EUR” and “€” and refer to the lawful currency of the European Union, the terms “Australian dollar” and “AUD” refer to the lawful currency of Australia and the term “British pound” refers to the lawful currency of the United Kingdom. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.647 to US$1.00, the exchange rate reported by the Bank of Israel on December 31, 2024.

Financial Statements

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this annual report includes our audited consolidated statements of financial position as of December 31, 2024 and 2023 and related audited consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, which have been audited by Kesselman and Kesselman, a member of PricewaterhouseCoopers International Limited.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2024,” relates to our fiscal year ended on December 31 of that calendar year.

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
- v -

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “potential” and “should,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our expectations regarding general market conditions and global economic trends;

•	impact of the conflict in Israel on our operations and financial results;

•	fluctuations in inflation, interest rates and exchange rates in the global economic environment over the world;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to compete and conduct our business in the future;

•	changes in consumer tastes and preferences;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in commodity costs, labor, distribution and other operating costs;

•	changes in government regulation and tax matters;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Risk Factors Summary

Investing in our ordinary shares and our ability to successfully operate our business and execute our growth plan each are subject to numerous and substantial risks. You should carefully consider the risks described in the risk factors below before deciding to invest in our ordinary shares. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•
unfavorable conditions in our industry or the global economy or reductions in spending on point of sale, or POS, technology could limit our ability to grow our business and negatively affect our results of operations;

•	we operate in a competitive business environment and a failure to compete effectively may adversely affect our financial condition, results of operations and cash flows in the future;

•
we procure some of our key components from a single or limited number of suppliers. Therefore, we are exposed to risks of shortages, price fluctuations, tariffs and delays in delivery of such components;

•	we have a limited operating history at our current scale, and our prospects and future revenues are subject to a number of uncertainties, which limits our ability to predict them accurately;

•	we have a history of annual net losses and there are therefore risks related to our ability to maintain profitability;

•	if we are unable to attract customers, maintain or grow our retention rates and expand usage with existing customers, our revenue growth and any future profitability could be harmed;

•
we may be unable to successfully develop and expand our platform, which could limit our ability to grow and maintain our competitive position and adversely affect our financial condition, results of operations and cash flow;

•
we rely on processing service providers, credit card networks, banks and other entities in the payment transfer system to process payments, and if they fail or no longer agree to provide their services or we fail to comply with our obligations under those relationships, our customer relationships could be adversely affected, and we could lose business;

•	any failure to offer high-quality customer support may adversely affect our relationships with our customers and could adversely affect our business, financial condition and results of operations;

•	the termination of our existing relationships with commercial communications services providers could force us to adapt our products to a new vendor;

•	Israel is currently at war, and the duration, scope and effects of the war are unknown;

•
any past or future acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business and negatively impact our results of operations;

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

•
our business could suffer if we are unable to obtain, maintain, protect, defend or enforce our intellectual property or other proprietary rights, or if others claim that we have infringed upon, misappropriated or otherwise violated their intellectual property rights;

•	we rely on our key personnel and have not developed a succession plan for our senior management; if our key personnel leave us, our results and product development could be harmed; and

•	we are controlled by our founding shareholders, who may make decisions with which other shareholders may disagree.

Risks Related to our Business and Industry

Unfavorable conditions in our industry or the global economy or reductions in spending on point of sale, or POS, technology could limit our ability to grow our business and negatively affect our results of operations.

Current or future economic uncertainties or downturns could adversely affect our business, financial condition and results of operations. We are dependent on the growth of cashless transactions, and a reduction in customer or consumer demand for cashless payments would negatively affect our business. The market in which we operate is sensitive, to an extent, to changes in household income and the level of global economic activity. Any global economic slowdown or recession that leads to a decline in private consumption, and therefore a reduction in the demand for products sold by our customers using our integrated POS devices, payment processing services or software as a service, or SaaS, solutions, could negatively affect our revenues from existing customers. Such conditions could also make it difficult for us to obtain new customers or expand activities with existing customers.

For example, COVID-19 initially caused sharp declines in stock markets around the world in March 2020 and a global economic slowdown that extended into 2021 and beyond. The general slowdown in the world economy led to a drop in consumption, which for a time had a negative impact on our activities and results. Although consumer spending has recovered from pandemic levels, future economic downturns could again lead to declines in consumption that negatively impact us.

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

Competitors may introduce new offerings embodying new technologies, or new industry standards and practices could emerge, that render obsolete our existing technology, including our integrated POS devices and SaaS offerings. Some of our competitors may offer more attractive prices, features or other services that we do not offer, and some customers may choose to provide these services themselves. Larger customers may seek lower prices from us when they renew or extend a contract or the customer’s business has significant volume changes. In addition, larger customers may reduce their use of our platform if they decide to move services in-house. Further, our small business customers may seek reduced fees due to pricing competition, their own financial condition or pressures from consumers. These factors result in lower revenue from a customer than we had anticipated based on our previous agreement with that customer. If we are not successful in achieving high renewal rates and favorable contract terms, our results of operations and financial condition may be materially and adversely affected. Accordingly, our future success will depend in part on our ability to respond to new product offerings by competitors, technological advances and emerging industry standards and practices in a cost-effective and timely manner in order to retain existing customers, renew customer contracts on favorable terms and attract new customers.

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

We are exposed to risks of supply shortages, price increase, tariff increases, and delivery delays for key components used to manufacture our integrated POS devices, which can adversely impact our business, financial condition and results of operations. In addition, certain suppliers may have an increasing sentiment not to transact business with Israeli companies as a result of the war in Israel or due to a shift in international relations and politics. We rely on certain components, some of which are provided by a single or limited number of suppliers, to produce our products, including monitors, semiconductor chips and other electronics products. We also face competition for our key components from other companies in the computers, telecom and electronics sectors.

For example, a spike in demand for various electronic products during the COVID-19 pandemic, together with the slowdown in manufacturing, created a global shortage of certain components required for producing many electronic products, including certain of our products, which adversely affected our gross profit rates from the sale of POS devices starting in the third quarter of 2021 and continuing in 2022. Although the delivery delays and shortages have since abated, any similar shortages in the future in the components of our products could have an adverse impact on our business, financial condition or results of operations.

We have a limited operating history at our current scale, and our prospects and future revenues are subject to a number of uncertainties, which limits our ability to predict them accurately.

We started our company in 2005 and have experienced rapid growth in recent years. Our shares have a limited history trading on the Tel Aviv Stock Exchange (“TASE”), where they have been listed since May 2021, and on the Nasdaq Global Select Market (“Nasdaq”), where they have been listed since September 2022. Our historical results may not be indicative of, or comparable to, our future results and we may be unable to sustain or increase our rate of growth in the future. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, including those associated with forecasting demand for our products and platforms, our costs of revenue, such as those associated with device sales including hardware component costs, shipping and handling costs, manufacturing labor costs and other related costs, and other risks and uncertainties described herein. Such uncertainties may limit our ability to accurately predict our operating results. If we do not address these risks successfully, our results of operations could differ materially from our expectations, or our guidance, and as a result our business, results of operations and financial condition could suffer, and the price of our ordinary shares could decline.

We have a history of annual net losses and therefore there are risks related to our ability to maintain profitability.

Although we reported a net quarterly profit for the first time in the third quarter and continued to report net income in the fourth quarter of 2024, we have incurred significant losses in each year since our inception, including losses of $5.6 million, $15.9 million and $37.5 million in the years ended December 31, 2024, 2023 and 2022, respectively. Because the market for our platform and the features is rapidly evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We have experienced significant revenue growth in recent periods, but we are not certain whether we will obtain a high enough volume of revenue to sustain or increase our growth or maintain quarterly profitability in the future.

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

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

As illustrated by the increase in our number of customers from approximately 14,000 in 2019 to approximately 95,000 as of December 31, 2024, we have experienced significant growth in recent periods, which puts a strain on our business, operations and employees. We anticipate that our operations will continue to rapidly expand. Any failure by us to manage growth effectively could adversely affect our business.

We must also attract, train and retain a significant number of qualified sales and marketing personnel, customer support personnel, professional services personnel, software engineers, technical personnel and management personnel, without undermining our corporate culture of rapid innovation, teamwork and attention to customer success that has been central to our growth.

If we are unable to attract customers, maintain or grow our retention rates and expand usage with existing customers, our revenue growth and any future profitability could be harmed.

To increase our revenue and achieve and maintain profitability, we must increase our customer base through various methods, including but not limited to, selling and deploying more connected POS devices in both the attended and automated self-service markets, growing or maintaining our retention rates, and expanding usage of our end-to-end solutions by existing customers. While we have experienced significant growth in the number of our managed and connected devices, we may not continue achieving similar growth rates in the future.

Sales efforts targeted at larger enterprises typically involve greater costs, longer sales cycles, greater competition and less predictability in completing some of our sales. As a result of these factors, such sales opportunities may require us to devote greater sales, research and development, professional services and customer support resources to these customers, resulting in increased costs and lengthened sales cycles. If our efforts to sell to large enterprises are not successful or do not generate additional revenue, our business could suffer.

Moreover, our business is based on (i) fixed monthly subscription fees charged for accessing our SaaS solutions, (ii) payment processing fees charged as a percent of transaction value at the point of sale and (iii) one-time revenue from sales of our integrated POS devices. Customers who purchase and use our integrated POS devices are not always obligated to use our payment processing or SaaS solutions, and those who do may discontinue or reduce their use of these solutions. Businesses may or may not use our platform as a result of a number of factors, including their satisfaction or dissatisfaction with our integrated POS devices, SaaS solutions, application programming interfaces, or APIs, our fees or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions, decreases in the number of transactions by consumers or reductions in our customers’ spending levels.

It is also difficult to predict attrition rates given our varied customer base of large enterprise and small and medium enterprises, or SME, customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, consumer spending levels, mix of customer base, decreases in the consumer base of our customers, competition, pricing increases or changing or deteriorating general economic conditions. If we fail to expand our customer base or increase our customers’ use of our platform’s solutions, our revenue may decline or grow slower than anticipated, which could harm our business, results of operations and financial condition.

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

The attractiveness of our payment processing services also depends on our ability to integrate emerging payment technologies, alternative payment methods and credit card systems that our processing partners or we may not adequately support or for which they or we do not provide competitive processing rates. In the event such emerging payment methods become popular among consumers, any failure to timely integrate such payment methods into our software, anticipate consumer behavior changes, or contract with processing partners that support such emerging payment technologies could reduce the attractiveness of our payment processing services and of our platform, and adversely affect our operating results.

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

In deploying and using our products, our customers depend on our support team to resolve complex technical and operational issues. We also rely in part on third parties to provide some customer support services, including manpower, software development and training, and our ability to provide effective customer support is partially dependent on our ability to engage qualified and capable third-party service providers. As we continue to grow our business and improve our platform, we will face challenges related to providing high-quality customer support services at scale. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support or to modify the nature, scope and delivery of our customer support to compete with changes in customer support services provided by our competitors. Increased demand for customer support could increase costs and, without a corresponding increase in revenue, adversely affect our operating results. Our revenue streams are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation and brand, our ability to benefit from referrals by existing customers, our ability to sell our platform to existing and prospective customers and our business, financial condition and results of operations.

We rely on a limited number of manufacturers for the development of a majority of our finished POS devices.

We rely on a limited number of manufacturers to complete the assembly of the majority of our finished POS devices. Any disruption in one or more of these relationships may cause us to fail to meet the demands of our customers, damage our customer relationships and adversely affect our results of operations. We obtain all of the finished products from these contract manufacturers on a purchase order basis, and none of them have an obligation to provide us with any specified minimum quantities of finished products. In the event our relationship with one or more such contract manufacturer is disrupted or one or more is unable to deliver sufficient quantities of finished products, we may be unable to locate, qualify and engage with an alternate contract manufacturer or manufacturers in a timely, cost-efficient manner. Further, any failure or deterioration of quality control at such contract manufacturer could result in defects in our projects or products, which in turn may subject us to contractual, product liability and other claims. Any such claims, regardless of whether they are ultimately successful, could cause us to incur costs, harm our business reputation and result in disruption to our operations.

We are also subject to other risks inherent in the manufacturing of our products and their supply chain, including industrial accidents, natural disasters (including as a result of climate change), environmental events, strikes and other labor disputes, capacity constraints and disruptions in material supplies. We are also subject to risks associated with global shortages, disruptions in supply chain or information technology, loss or impairment of key manufacturing sites or suppliers, product quality control and safety issues, increase in commodity prices and energy costs, licensing requirements and other regulatory issues and other external factors over which we have no control. If such an event were to occur, it could have an adverse effect on our business, financial condition and results of operations.

We rely on processing service providers, credit card networks, banks and other entities in the payment transfer system to process payments, and if they fail or no longer agree to provide their services or we fail to comply with our obligations under those relationships, our customer relationships could be adversely affected, and we could lose business.

Our payment processing services are dependent on a payment transfer system that operates through a chain of different entities, including but not limited to clearing entities, banks and credit card companies. We rely on payment processors, regulated financial institutions and other partners and third-party vendors to enable us to provide services to our customers. Due to our agreements with our partners and service providers, we are contractually required to comply with certain legal and regulatory requirements, credit card network rules and other obligations which otherwise would not necessarily be applicable to us. If we fail to meet our obligations under our agreements with payment processors or other service providers, one of the entities fails to fulfill its obligations to us or engages in prohibited activity, or if we or our service providers decide to terminate our agreement, we would need to find one or more new vendors to provide materially similar services. If we are unable to find vendors under terms consistent with, or better than, those currently in place, or if we are unable to sign new agreements or maintain our current relationships under terms consistent with those currently in place, our revenue and business may be harmed. This may directly result in a violation of our obligations to our customers or otherwise adversely affect our activities, reputation and results.

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

Any past or future acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business and negatively impact our results of operations.

In pursuing our business strategy, we routinely conduct discussions and evaluate opportunities for possible acquisitions, strategic investments, entries into new businesses, joint ventures, divestitures and other transactions. Consistent with our acquisition strategy, we have in the past acquired or invested in, and we currently are active in M&A pipeline activity and execution to acquire or invest in, businesses, technologies or other assets that we believe could complement or expand our business.

For example, in January 2022, we announced the acquisition of On Track Innovation Ltd. (“OTI”), a provider of smart payment solutions for automated self-service machines, for an aggregate consideration of approximately $10 million. In October 2023, we announced the acquisition of Retail Pro International (“Retail Pro”), a U.S. based retail software company, for a purchase price that represents an implied enterprise value of $36.5 million. And in April 2024, we completed the acquisition of both Roseman Engineering Ltd. and Roseman Holdings Ltd. (together, “Roseman Engineering”), which manage smart systems in the fields of refuelling, charging stations and management systems for forecourts and vehicle fleets, and of VMtecnologia LTDA (“VMT”), a leading technology provider for the automated self-service industry in Brazil, marking a significant step in our expansion into the Latin American market.

The identification, evaluation and negotiation of potential transactions have in the past, and may continue in the future, to divert the attention of management and require various expenses, whether or not such transactions are ultimately completed. There can be no assurance that we will be successful in identifying, negotiating and consummating favorable transaction opportunities. In addition to transaction and opportunity costs, such transactions involve significant challenges and risks, whether or not such transactions are completed, any of which could harm our business and negatively impact our results of operations, including risks that:

•	the transaction may not advance our business strategy;

•	we may not be able to secure required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;

•	the transaction may subject us to additional regulatory burdens, such as antitrust and competition filings, that affect our business in potentially unanticipated and significantly negative ways;

•	we may not realize a satisfactory return or increase our revenue;

•	we may experience difficulty, and may not be successful in, integrating technologies, IT or business enterprise systems, culture or management or other personnel of the acquired business;

•	we may incur significant acquisition costs and transition costs, including in connection with the assumption of ongoing expenses of the acquired business;

•
we may not realize the expected benefits or synergies from the transaction in the expected time period, or at all – for example, we expect opportunities to deliver additional revenue and costs synergies, as well as accretion to net income, with the acquisition of Retail Pro and VMT, which may or may not be realized in a timely manner or at all;

•	we may be unable to retain key personnel;

•
acquired businesses or businesses that we invest in may not have adequate controls, processes and procedures to ensure compliance with laws and regulations, including with respect to data privacy and security, and our due diligence process may not identify compliance issues or other liabilities – moreover, acquired businesses’ technology may add complexity, resource constraints and failures that make it difficult and time consuming to achieve such adequate controls, processes and procedures;

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

•
there may be lawsuits or regulatory actions resulting from the transaction. For example, during 2023, the Israeli Competition Authority (the “ICA”) requested from us certain documents and other information related mainly to our acquisition of OTI. We cooperated fully and transparently with the ICA throughout its investigative process, and, on February 3, 2025, we entered into a consent decree (the “Consent Decree”) with the ICA to settle allegations of anticompetitive practices and failing to obtain necessary ICA consent in connection with the acquisition. Pursuant to the Consent Decree, we and Yair Nechmad, our CEO and Chairman, agreed to pay a sum of NIS 2,500,000 (approximately $701,000) and NIS 240,000 (approximately $67,300), respectively, to the Israeli State Treasury, and we agreed to provide up to 6,500 OTI POS kits, comprised of the Telebox hardware units paired with Uno 8/Uno Plus card readers, over a period of five years, to third parties who may sell, distribute, and market the OTI POS kits under their own brands in the Israeli market. The Consent Decree is subject to public commentary and will become effective upon approval by the Israeli Competition Court;

•	there may be risks associated with undetected security weaknesses, cyber-attacks or security breaches at companies that we acquire or with which we may combine or partner;

•	there may be local and foreign regulations applicable to the international activities of our business and the businesses we acquire; and

•
acquisitions could result in dilutive issuances of equity securities or the incurrence of debt – for example, the acquisition of Retail Pro was financed through bank financing, which increased our debt burden, consideration for the acquisition of VMT included an earn-out in the amount of up to approximately $5.3 million payable primarily in our ordinary shares and consideration for the acquisition of Roseman Engineering included 19,722 of our ordinary shares.

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

Joint ventures and minority investments inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational, regulatory and/or compliance risks associated with the joint venture or minority investment. In addition, we may be dependent on joint venture partners, controlling shareholders, management or other persons or entities who control them and who may have business interests, strategies or goals that are inconsistent with ours. Business decisions or other actions or omissions of the joint venture partners, controlling shareholders, management or other persons or entities who control them may adversely affect the value of our investment, result in litigation or regulatory action against us and may otherwise damage our reputation and brand.

We rely on our key personnel and have not developed a succession plan for our senior management; if our key personnel leave us, our results and product development could be harmed.

Our future success and our ability to manage future growth depend, in large part, upon the efforts, experience and expertise of our senior management team. Our senior management team is comprised of highly regarded figures within our industry who have extensive experience with, and an exceptional understanding of, our business, customers and products. It could be difficult or impossible for us to find appropriate replacements for our senior management, as competition for personnel is intense. For example, Mr. Yair Nechmad, CEO, co-founder and a controlling shareholder in the Company, and Mr. David Ben-Avi, CTO, co-founder and a controlling shareholder, are key figures in the Company. Although we are not dependent on these key figures, we could be harmed if they were to leave the Company.

As of the date of this annual report, we have not developed a succession plan for our senior management. If we fail to timely develop and successfully execute a succession plan capable of maintaining continuity in our senior management and business, or if we lose senior management members and we fail to attract and retain qualified successors, our business, financial condition, results of operations and cash flows could be harmed.

Our ability to recruit, retain and develop qualified personnel is critical to our success and growth.

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

A material portion of our expenses are incurred in Israel and denominated in NIS. However, we are active in more than 120 different countries, including emerging markets, and therefore receive payments and derive revenue in a large number of currencies, primarily from euro, U.S. dollar, Australian dollar and British pound. We are also exposed to risks of currency volatility in certain emerging markets, and such volatility might be more pronounced. Our financial statements are presented in U.S. dollar, our functional and reporting currency, and therefore we are exposed to fluctuations in the different exchange rates in relation to the U.S. dollar, which could have an impact on our results of operations. Our results may be reduced by fluctuations in foreign currency exchange rates that could materially adversely affect our business, results of operation and financial condition.

Political and geopolitical conditions or tensions, including trade disputes, the imposition of tariffs and direct or indirect acts of war or terrorism, could have an adverse effect on our business, results of operations and financial results.

Since we operate on a global basis, our operations could be disrupted by political or geopolitical conditions, trade disputes, international boycotts and sanctions, political and social instability, acts of war, terrorist activity or other similar events.

In recent years, diplomatic and trade relationships between the U.S. government and China have become increasingly frayed and the threat of a takeover of Taiwan by China has increased. Tensions between the U.S. and China have led to a series of tariffs being imposed by the U.S. on imports from mainland China, as well as other business restrictions. Following his re-election, President Donald Trump has imposed and may continue to impose additional tariffs on U.S. imports from a variety of countries, including China, Mexico and Canada. Tariffs could increase the cost of our products and the components that go into making them. These increased costs could adversely impact the gross margin that we earn on our products. Tariffs could also make our products more expensive for customers, which could make our products less competitive and reduce consumer demand. Changing our operations in accordance with new or changed trade restrictions can be expensive, time-consuming and disruptive to our operations.

At the same time, the ongoing war between Russia and Ukraine and in the Middle East between Israel and a variety of terrorist organizations and the Islamic Republic of Iran each threaten to expand into wider regional conflicts, which could have severe negative impact on the global economy. For more details regarding conflicts in the Middle East, see “ - Risks Related to our Operations and Incorporation in Israel - Israel is currently at war, and the duration, scope and effects of the war are unknown.”

The tensions between the U.S. and China,  the Russia-Ukraine war and conflicts in the Middle East remain uncertain, and while it is difficult to predict the impact of any of the foregoing, any escalation or additional uncertainty in these situations could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition and results of operations.

We are subject to risks related to corporate social responsibility and the investor and regulatory focus on environmental, social and governance, or ESG, activity.

Many factors affect our reputation and the value of our brand, including the perception held by our customers, business partners, investors, other key stakeholders and the communities in which we operate, such as our social responsibility, corporate governance and other company practices. As with other companies, we have faced, and will likely continue to face, scrutiny related to our environmental, social and governance (“ESG”) activities, and our reputation, operations, access to and cost of capital, and the value of our brand can be adversely affected if we fail to act responsibly in a number of areas, such as diversity and inclusion, workplace conduct, sustainable environmental practices, human rights, philanthropy and support for local communities.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions at shareholder meetings. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. Any harm to our reputation could impact employee engagement and retention and the willingness of customers and partners to do business with us, which could have an adverse effect on our business, results of operations and cash flows. We believe that our reputation is critical to our role as a global leader in commerce enablement and cashless payments and as a publicly traded company. While our management and directors are focused on the integrity of our business and behavior of our board of directors, senior management, employees, other personnel and third-party suppliers and partners, we cannot assure that these efforts will be successful in producing the desired responsible outcomes in all cases nor that they will be sufficient in meeting investor demands in this area.

In addition, government authorities in various countries have adopted or proposed ESG regulation, and we expect there will likely be increasing levels of regulation globally, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has adopted rules, currently stayed pending judicial review, that would require companies to provide expanded climate-related disclosures, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. In addition, the European Commission has established a number of sustainability-related due diligence, reporting and compliance regimes, which we are subject to, including the Corporate Sustainability Reporting Directive. This directive will require disclosure of detailed information on our social and environmental risks, impacts and sustainability performance when it comes into effect for us over the next few years. We may in the future also be subject to climate-related disclosure laws adopted by the State of California, which are currently subject to legal challenge. Such laws require companies with revenues in excess of certain thresholds that are doing business in California to publicly disclose greenhouse gas emissions data and provide climate-related financial risk reports.

Our current and future ESG efforts may be costly and may not have the desired effect. We currently engage multiple firms specializing in ESG matters to support our ESG efforts. Expectations around companies’ management of ESG matters continue to evolve rapidly, in many instances due to factors that are out of our control. Any actions we currently take may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulatory engagement on our ESG initiatives. In addition, stakeholder expectations are not uniform, and opponents of various ESG-related matters have increasingly resulted in a range of activism and legal and regulatory developments. For example, there is an increasing number of state-level anti-ESG initiatives in the U.S. that may conflict with other regulatory requirements or our various stakeholders’ expectations. Moreover, President Trump has issued an executive order directing federal agencies to take appropriate action to discourage private sector diversity, equity and inclusion initiatives.

These and other changes in stakeholder expectations and regulations globally, whether pro- or anti-ESG, many of which are not possible to predict, and navigating conflicting requirements, will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor and litigation risks.

Emerging markets are subject to greater risks than more mature markets, including significant political, economic and legal risks.

We operate in several emerging markets, such as certain African countries, Brazil and Mexico, and plan to expand into additional emerging markets in the future. Certain markets in which we operate or plan to operate have lower levels of economic, political or legal stability, and tend to be more politically and economically volatile than the more established economies we serve in other countries, which could add volatility to our future revenue and earnings.

Risks associated with operating in such markets include unexpected changes in regulatory environments, uncertainty in enforcing contracts and intellectual property rights, challenges in obtaining legal redress, difficulties in collecting accounts receivables, foreign exchange controls, as well as bribery and corruption risks, which can all lead to reputational damage and impair our ability to win and retain contracts. Should one or more of these risks materialize, there could be a material adverse effect on our business, results of operations and financial condition.

Our hardware-as-a-service offerings require substantial expenditures on our part and entail additional risks to our business, financial condition and results of operations.

We have begun to offer a hardware-as-a-service subscription pricing model for our POS devices in certain countries and plan to expand such pricing model to our offerings in other countries in the future. Hardware-as-a-service offerings require significant additional up-front capital expenditure on our part compared to the sale of our POS devices. As we expand such offerings, we may not have sufficient capital available on our balance sheet and may be required to finance such capital expenditures. Hardware-as-a-service based revenue also exposes us to credit risk, as subscribers to this service may default on their payment obligations to us. Expenses related to our hardware-as-a-service offerings are recovered by us over a longer period in comparison to the sale of our POS devices, and we also bear the risk of malfunctioning hardware.

If our implementation of hardware-as-a-service subscription pricing model is not successful, our results of operation and revenue could be adversely affected. In addition, customers who subscribe to our hardware-as-a-service offerings may terminate such subscriptions for any reason by providing us with 30 days’ advance notice, subject, in some instances, to early termination fees. Accordingly, if demand for and satisfaction with hardware-as-a-service is not maintained, the overall stickiness of our offerings as compared to the sale of our POS devices could be negatively impacted.

Risks Related to Data Security, Privacy, Information Technology and Intellectual Property

Information security failures or interruptions of our or our third-party partners’ or service providers’ information technology systems could adversely affect our business, financial condition and results of operations.

As a company that processes payments, information security failures and leaking of financial data of our customers or their consumers, as well as passage of information between different territories in violation of privacy protection laws, could harm our results and reputation. Sensitive credit provider information, personal information, personally identifiable information and other financial data are transferred through our products and services, either through execution of transactions, or through remote management services or other services we offer, including those that are consumer-facing.

The processing of the information we acquire in connection with our customers’ use of our services is subject to numerous privacy, data protection, cybersecurity and other laws, rules, regulations and standards in a number of jurisdictions. Furthermore, we operate under strict information security standards and regulations and use advanced security technologies in our efforts to comply with such laws, rules, regulations and standards, prevent data loss and protect the confidential, proprietary and sensitive information to which we have access. In order to mitigate against failures, cybersecurity incidents, attacks and other disruptions of our information technology systems, we strive to improve the security of our own servers, as well as the security environment we provide to customers and third parties using our products. For example, we possess three on-premise environments (data centers) for storing information, as well as dedicated cloud IT premises, mostly for customers in the Asia-Pacific region. In addition, we have offline backup for information, as well as internal and external support teams which are active seven days a week for identification of cyber-attacks, infiltration and exposure to other threat actors. Despite these measures, our efforts to protect such sensitive information and the Company’s information technology systems are not always effective, which could disrupt our operations and adversely affect our business.

The nature of our business and our reliance on digital technologies make us an attractive target for, and vulnerable to, technological failures and exposure to cyber-attacks, fraud, computer viruses, social engineering (including phishing and ransomware attacks), malware, password praying, credential stuffing, general hacking, physical or electronic break-ins or similar disruptions. Breaches of our security systems, which may arise as a result of employee theft, exfiltration, misuse or malfeasance, our actions, omissions or errors, third-party actions, omissions or errors, unintentional events or deliberate attacks by cyber criminals, have in the past and may in the future result in the loss or vulnerability of, or unauthorized access to, our or our customers’ data, including personal data, our intellectual property or other confidential, proprietary or sensitive business information. The techniques used to obtain unauthorized, improper or illegal access to our systems, our data, customer data or end-user data, disable or degrade service or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly and may not be recognized or detected until after they have been launched against a target. We and our service providers also face threats from sophisticated nation-state and nation-state-supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risks to our and their systems, internal networks and the information that we and they store and process.

Companies newly acquired by us may have different information security standards and practices from us, making us potentially vulnerable to cybersecurity threats following such acquisitions during system integration. We expect that a growing number of unauthorized parties will continue to attempt to gain access to our systems or facilities through various means, including hacking into our systems or facilities or those of our customers, or attempting to fraudulently induce (for example, through spear phishing attacks or social engineering) our employees, customers, partners, vendors or other users of our systems into disclosing usernames, tax identifications, passwords, payment card information or other personal or sensitive information, which may in turn be used to access our information technology systems. Despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. Security breaches, incidents or other unauthorized access to our platform could potentially impact our ability to engage with clearing entities, banks and credit companies, since under the terms of our agreements with these entities, non-compliance with security requirements could lead to termination of the commercial engagement. To the extent that any system failure or similar event results in harm or losses to customers using our platforms or their data, customers could also seek monetary recourse or contractual remedies from us for their losses and such claims. Beyond the risks posed to our reputation and financial position by loss of user financial data, personal data or other sensitive information, we could be exposed to regulatory inquiries, time-consuming and expensive litigation, sanctions and fines.

Furthermore, regulators and many foreign, federal, state and local laws and regulations require notice of certain data security breaches that involve personal information. Additionally, the SEC has adopted rules that require us to publicly disclose information about material cybersecurity incidents, including their impact or reasonably likely impact. Disclosure may be required before the incident has been resolved or fully investigated. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause customers to lose confidence in the effectiveness of our data security measures. Any security breach suffered by, or the occurrence of a cyber-threat to, us or our service providers, any attack against our service availability, any unauthorized, accidental or unlawful access or loss of data, or the perception that any such event has occurred, has the potential to result in a disruption to our service, litigation, an obligation to notify regulators and affected individuals, the triggering of indemnification and other contractual obligations, regulatory investigations or inquiries, substantial government fines and penalties, material reputational damage and loss of customers and ecosystem partners and a material adverse effect on our business operations and financial conditions. In addition, we may incur significant costs and operational consequences in connection with investigating, mitigating and remediating security incidents, including complying with any notification or other obligations resulting from such incidents, as well as implementing prophylactic measures to prevent future actual or perceived security incidents. Our insurance policies carry retention and coverage limits, which may not be adequate to reimburse us for losses caused by security breaches or other cybersecurity incidents, and we may not be able to collect fully, if at all, under these insurance policies. The successful assertion of one or more large legal claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business. Furthermore, we cannot be certain that insurance coverage related to security breaches will continue to be available on acceptable terms or at all, or that our insurer will not deny coverage as to any future claim. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Although we have continued to invest in our due diligence, onboarding and monitoring capabilities over critical external parties with whom we do business, including our third-party vendors and service providers, our control over the security posture of, and ability to monitor the cybersecurity practices of, such third parties remains limited, and there can be no assurance that we can prevent, mitigate or remediate the risk of any compromise or failure in the cybersecurity infrastructure owned or controlled by such third parties.

To the extent we use or are dependent on any particular third-party data, technology or software, we may also be harmed if such data, technology or software becomes non-compliant with existing regulations or industry standards, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Any loss of the right to use any of this data, technology or software could result in delays in the provisioning of our products and services until equivalent or replacement data, technology or software is either developed by us, or, if available, obtained from a third party and integrated into our systems, and there is no guarantee that we would be successful in developing, obtaining or integrating equivalent or similar data, technology or software, which could result in the loss or limiting of our products, services or features available in our products or services. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

For more information about our cybersecurity practices, please see “Item 16K. Cybersecurity.”

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

The enactment of the CCPA and other state privacy, data protection and cybersecurity laws, rules and regulations has prompted a wave of similar legislative developments in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. There are also ongoing discussions in the U.S. Congress of a new federal privacy and cybersecurity law to which we may become subject if it is enacted.

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

We are also subject to other privacy and data protection laws, rules, regulations and standards, including but not limited to the Children’s Online Privacy Protection Act, the Gramm-Leach-Bliley Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Personal Information Protection and Electronic Documents Act, the Telephone Consumer Protection Act, the Payment Card Industry Data Security Standard, the Canadian Anti-Spam Law, and Section 30a of the Israeli Telecommunications (Telecommunications and Broadcasts) Law. These laws and any other applicable state, federal, and international privacy laws, may increase our compliance costs and potential liability.

Our operations abroad may also be subject to increased scrutiny or attention from data protection authorities. The European Union’s (“EU”) General Data Protection Regulation (“GDPR”), which regulates the gathering, Processing, protection, storage and transfer of personal data, applies directly to the activities of our subsidiaries that are established in the European Union and indirectly to us and our non-EU subsidiaries to the extent that such entities process personal data collected from EU data subjects through the offering of goods and services or monitoring of data subjects in the EU. The GDPR, which became effective in May 2018, created new individual privacy rights and imposed worldwide obligations on companies Processing personal data of EU users, which has created a greater compliance burden for us and other companies with European users, and subjects violators to substantial monetary penalties. Fines for noncompliance with the GDPR are significant and can be up to the greater of €20 million or 4% of annual global turnover. The GDPR requires data controllers to implement stringent operational requirements, including, for example, transparent and expanded disclosure to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for demonstrating that they have obtained valid consent for certain data Processing activities, and also to impose significant requirements on data Processing actions on their behalf. The GDPR also provides that EU member states may introduce further conditions, including limitations, and make their own laws and regulations further limiting the Processing of ‘special categories of personal data,’ including personal data related to health, biometric data used for unique identification purposes and genetic information, which could limit our ability to collect, use and share EU data, and could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harm our business and financial condition. Following the United Kingdom’s exit from the European Union, known as Brexit, the United Kingdom implemented the U.K. General Data Protection Regulation (“U.K. GDPR”), which currently imposes substantially the same obligations as the GDPR. However, the U.K. GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the U.K. government), which creates a risk of divergent parallel regimes and related uncertainty. With respect to transfers of personal data from the European Economic Area (“EEA”), on June 28, 2021, the European Commission issued an adequacy decision in respect of the United Kingdom’s data protection framework, enabling data transfers from EU member states to the United Kingdom to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs it could lead to additional costs and increase our overall risk exposure. We cannot predict how the U.K. GDPR and other U.K. privacy and cybersecurity laws, rules, or regulations may develop, including as compared to the GDPR, nor can we predict the effects of divergent laws and related guidance. Moreover, the U.K. government has launched a public consultation on proposed reforms to the data protection framework in the United Kingdom. This may lead to future divergence and variance between the two regimes.

Recent legal developments in Europe have created complexity and uncertainty regarding data transfers from the EEA to countries outside of the EEA in respect of which the European Commission or other relevant regulatory body has not issued an adequacy decision. Furthermore, the United Kingdom similarly restricts transfers of personal data to countries outside of the United Kingdom to countries such as the United States that the U.K. government does not consider to provide an adequate level of personal data protection. While we currently rely on the standard contractual clauses promulgated and recently substantially revised by the European Commission and the United Kingdom’s International Data Transfer Agreement (or the United Kingdom’s approved international data transfer addendum to the European Union’s standard contractual clauses) for such transfers, on July 10, 2023, the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the European Union to the United States under the recently adopted EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the United Kingdom for the U.K.-U.S. Data Bridge). However, the EU-U.S. Data Privacy Framework (and the U.K.-U.S. Data Bridge) may be in flux as such new adequacy decision has been challenged, and is likely to face additional challenges, including at the Court of Justice of the European Union.

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

Any breach of privacy or data protection laws or regulations could result in significant fines, regulatory investigations, reputational damage, orders to cease Processing data or to change our practices, enforcement notices or assessment notices for a compulsory audit. We could also face civil privacy and data protection claims, including representative or class action litigation, potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm. Non-compliance could result in proceedings against us by governmental entities, consumers, data subjects, or others. We may also experience difficulty retaining or obtaining new consumers in these jurisdictions due to the legal requirements, compliance costs, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these consumers pursuant to the terms set forth in our engagements with them.

Compliance with current or future privacy and data protection laws (including those regarding security breach notification) affecting consumer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve us sharing information with third parties or storing personal or sensitive information), which could materially and adversely affect our profitability and could reduce income from certain business initiatives. We have incurred, and may continue to incur, significant expenses to comply with evolving privacy and security standards and protocols imposed by law, regulation, industry standards, shifting consumer expectations, or contractual obligations. In particular, with laws and regulations such as the GDPR in the EU, the U.K. GDPR in the United Kingdom, the PPL in Israel and the CCPA and other laws, rules, regulations and standards in the U.S. imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and we may incur significant costs and expenses in an effort to do so. There is a risk that the interpretations and measures conducted by us in our efforts to comply with the applicable privacy and data protection legislation may prove to be insufficient or incorrect. Any failure, real or perceived, by us to comply with our privacy, data protection, or information security policies, changing consumer expectations, or with any evolving regulatory requirements, industry standards, or contractual obligations could cause our customers to reduce their use of our products and services, disrupt our supply chain or third-party vendor or developer partnerships, and materially and adversely affect our business. Privacy and data security concerns, whether valid or not, may inhibit market adoption of our products and services, particularly in certain industries and jurisdictions. If we are not able to quickly adjust to changing laws, regulations, and standards related to the internet, our business may be harmed.

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

In addition, in order to compete as a significant player in the market for payment processing and operations solutions for businesses, we must demonstrate technological flexibility and advanced technical capability. We operate in an industry experiencing rapid technological change and frequent product introductions, including developments in payment card tokenization, mobile payments, social commerce (i.e., e-commerce through social networks), authentication, virtual currencies, distributed ledger or blockchain technologies, near field communication and other proximity or contactless payment methods, machine learning and AI.

We may not be able to make technological improvements as quickly as demanded by our customers, or as provided by our competitors, which could harm our ability to meet market demands and maintain the innovativeness and uniqueness of the services and products we offer. Developing and adapting to new technologies, together with expansion of our services and an increase in our customer base, require us to continuously maintain and expand our existing technological capabilities, including those for data transfer between the points of operation and relevant servers.

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

Our business could suffer if we are unable to obtain, maintain, protect, defend or enforce our intellectual property or other proprietary rights, or if others claim that we have infringed upon, misappropriated or otherwise violated their intellectual property rights.

Our ability to obtain, maintain, protect, defend and enforce our existing intellectual property and technological know-how is a matter of great importance. Continuing to lead in the provision of our services to customers is partially dependent on our ability to protect the intellectual property upon which our products are based, as well as trade secrets. We seek to protect our intellectual property, whether registered or unregistered, and other proprietary rights by relying on applicable laws, rules and regulations, as well as contractual restrictions both with our employees in the development of new services and technologies and when offering or procuring products and services, including through confidentiality agreements with our employees and third parties with whom we conduct business.

Nonetheless, the steps we take to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights may be inadequate and, despite our efforts to protect these rights, unauthorized third parties, including our competitors, may duplicate, mimic, reverse engineer, access, obtain or use the proprietary aspects of our technology, processes, products or services without our permission. Our competitors and other third parties may also design around or independently develop similar technology or otherwise duplicate or mimic our services or products such that we would not be able to successfully assert our intellectual property or other proprietary rights against them. We cannot assure that any future patent, trademark or service mark registrations will be issued for our pending or future applications or that any of our current or future patents, copyrights, trademarks, or service marks (whether registered or unregistered) will be valid, enforceable, sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights, or provide us with any competitive advantage. A failure to suitably protect our technology could lead to increased competition from our competitors and even a loss of customers. Furthermore, competitors may reverse engineer our technology and develop similar products and services. We also might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights and technology. Additionally, our contractual arrangements may be breached and our contractual arrangements and other steps we have taken to protect our intellectual property may not prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. We cannot guarantee that we have entered into agreements containing obligations of confidentiality with each party that has or may have had access to proprietary information, know-how or trade secrets owned or held by us. Protecting and/or enforcing our intellectual property rights and other proprietary rights may be expensive, time-consuming and may require litigation for which outcomes are inherently uncertain, such that we may not be successful. Also, we may not be able to discover or determine the extent of any unauthorized use of our intellectual property or other proprietary rights. Defending a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts within and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

In addition, third parties have claimed and may from time to time claim that we infringed, misappropriated or otherwise violated a patent, copyright, trademark or other intellectual property right belonging to them and we may become subject to intellectual property disputes. Any such infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim. Moreover, a successful claim of intellectual property infringement, misappropriation, dilution or other violation against us or a settlement is time-consuming and could also require us to pay substantial amounts (including treble damages and attorneys’ fees if we are found to have willfully infringed intellectual property rights) or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We may also not be able to obtain a license to use satisfactory alternative technology that would allow us to continue selling our products and services. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. We cannot predict the outcome of lawsuits or other intellectual property claims or disputes, and cannot ensure that the results of any such issues or actions will not have an adverse effect on our business, financial condition or results of operations. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, regardless of the merit of the claim or our defenses, may require us to do one or more of the following:

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

Any settlement or adverse judgment may also require us to restrict or prohibit our use of our intellectual property, expend significant resources to redesign our technology or products, or indemnify third parties. Furthermore, even if intellectual property disputes do not result in litigation, the time and resources necessary to resolve them could have a material adverse effect on our business, financial condition and results of operations. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. We expect that the occurrence of infringement claims is likely to grow as the market for our products and solutions grows. Accordingly, our exposure to royalties or damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

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

We use open-source software, including open-source software obtained from AI applications, in connection with our proprietary software and expect to continue to use such open-source software in the future. Some open-source licenses require licensors to provide source code to licensees upon request, or prohibit licensors from charging a fee to licensees. While we try to insulate our proprietary code from the effects of such open-source license provisions, we cannot guarantee these efforts will be successful.

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

Furthermore, there are an increasing number of open-source software license types, almost none of which have been interpreted by courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products and services. If we are held to have breached or failed to fully comply with all the terms and conditions of an open-source software license, we could face infringement claims or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, if at all, to re-engineer all or a portion of our products, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code.

In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, controls on the origin or development of the software or remedies against the licensors. Many of the risks associated with use of open-source software cannot be eliminated and could have a material adverse effect on our business, financial condition and results of operations. For instance, open-source software is often developed by different groups of programmers outside of our control that collaborate with each other on projects. As a result, open-source software may have security vulnerabilities, defects or errors of which we are not aware. Even if we become aware of any security vulnerabilities, defects or errors, it may take a significant amount of time or resources for either us or the programmers who developed the open-source software to address such vulnerabilities, defects or errors, which could negatively impact our products and services, including by adversely affecting the market’s perception of our products and services, impairing the functionality of our products and services, delaying the launch of new products and services or resulting in the failure of our products and services, any of which could result in liability to us, our vendors and service providers.

We rely in some cases on licenses to use the intellectual property rights of third parties which are incorporated into our products, services and offerings.

We rely, and expect to continue to rely, on certain services and intellectual property that we obtain or license from third parties for use in our operations, products and offerings. We cannot be certain that our suppliers or licensors are not using or incorporating the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the third-party technology used in our business in all jurisdictions in which we may operate. Disputes with suppliers, licensors or third parties over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation, or changes in our supply chain. In the event that we cannot renew and/or expand existing licenses, or obtain other necessary licenses on reasonable terms, we may be required to discontinue or limit our use of the operations, products or offerings that include or incorporate the licensed intellectual property. Any such discontinuation or limitation could have a material and adverse impact on our business, financial condition and results of operation.

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

Our use of artificial intelligence technology, internally and in our offerings, may not be successful and may result in operational challenges, legal liability, reputational concerns and privacy and competitive risks.

We currently use and intend to leverage third parties’ artificial intelligence (“AI”) applications in several of our internal processes, and the products and services we sell. For example, we currently utilize a platform that offers API integrations with Large Language Models like GPT and Claude. These models are being trained on a replica of the Company’s database. The trained models are used as both internal and customer-facing tools, enabling users to query the database using natural language. As this technology is becoming more prevalent, we expect to expand our use of AI in various areas of our business. Our use of AI may result in operational challenges, legal liability, reputational concerns, and privacy and competitive risks, which could result in adverse effects on our financial condition, results of operations, or reputation. For example, the models underlying our AI-powered solutions may be incorrectly or inadequately designed or implemented. They may also be trained on, or otherwise use, biased, incomplete, inaccurate, misleading, or poor-quality data or algorithms, any of which may not be easily detectable. Further, the use of generative AI processes at scale is relatively new and may lead to challenges, concerns and risks that are significant or that we may not be able to predict, especially if our use of such technologies in the development or delivery of our products or services becomes more important to our operations over time. Generative AI has been known to, and may continue to, create biased, incomplete, inaccurate, misleading, or poor-quality output or produce other discriminatory or unexpected results, errors, or inadequacies, any of which may not be easily detectable. Accordingly, our use of AI-powered solutions may inadvertently reduce our effectiveness and efficiency or generate unintentional or unexpected outputs (including any AI-generated content, analyses, or recommendations) that are, or are perceived to be, biased, incomplete, inaccurate, misleading, poor-quality, unethical, or otherwise deficient or flawed, do not match our business goals, standards, or values, do not comply with our policies or procedures, harm our brand and reputation, negatively impact consumers or otherwise interfere with the performance of our business. Further, our competitors or other third parties may incorporate AI into their business or operations more quickly or more successfully than us, which could impair our ability to compete effectively.

We may not have adequate rights to use the data on which our AI-powered solutions rely. To the extent that we do not have sufficient rights to use the data used in, or produced by, the AI-powered solutions employed in our business and operations, we may be subject to litigation by the owners of the content or other materials that comprise such data. Further, any content or other output created by us using AI-powered solutions may not be subject to copyright protection, which may adversely affect our ability to commercialize or use, or the validity or enforceability of any intellectual property rights in, such content or other output. In addition, AI technology may present new vulnerabilities of our business to cyber threats, as they serve additional means and methods to facilitate attacks by bad actors, that can easily access generative AI to create such threats. The use of AI by other companies has resulted in, and our use of AI may in the future result in, cyber-attacks, cybersecurity breaches, service outages or other similar incidents, including those that implicate the confidential and personal information of users of AI-powered solutions. If any of our employees, contractors, third-party providers or other third parties with whom we partner input confidential or personal information while using any third-party AI-powered solution in connection with our business or the products, solutions and services they provide to us, such practice may lead to the inadvertent disclosure of such confidential or personal information, which may impact our ability to realize the benefit of, or adequately obtain, maintain, protect, defend, and enforce our intellectual property in, such information or otherwise harm our competitive position, reputation or business. Any of the foregoing could adversely affect our reputation and expose us to legal liability or regulatory risks, including with respect to third-party intellectual property or privacy, publicity, contractual or other rights.

Regulation of AI is rapidly evolving worldwide as legislatures and regulators are increasingly focusing on these emerging technologies. For example, the European Union’s Artificial Intelligence Act (the “AI Act”), which entered into force on August 1, 2024, establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework categorizes AI systems, based on the risks associated with such AI systems’ intended purposes, as creating unacceptable or high risks, with all other AI systems being considered limited or low risk. There is a risk that our current or future AI-powered solutions may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability and fines or otherwise adversely affect our business, results of operations, financial condition and future prospects.

Further, in the EU and the U.K., we are subject to the GDPR and the U.K. GDPR, respectively, which regulate our use of personal data for automated decision-making that results in a legal or similarly significant effect on an individual, and provides rights to individuals in respect of that automated decision-making. Recent case law from the Court of Justice of the European Union has taken an expansive view of the scope of the GDPR’s requirements around automated decision-making and introduced uncertainty in the interpretation of these rules. The legal obligations in this area may affect our use of AI (such as our use of generative AI in customer support) and our ability to provide, improve or commercialize our solutions, products and services may require additional compliance measures and changes to our operations and processes, and result in increased compliance costs and potential increases in civil claims against us, any of which could adversely affect our business, results of operations, financial condition and future prospects.

It is possible that new laws and regulations will be adopted in the United States and other jurisdictions, or that existing laws and regulations may be interpreted in ways that could affect our use and provision of AI in our products, services, business and operations generally. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our products, solutions and services in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. The cost to comply with such laws or regulations could be significant and may increase our operating expenses, and we could incur liability resulting from the violation of applicable laws and regulations as well as contracts to which we are a party or civil claims.

Further, public and regulatory focus on ethical use and privacy and cybersecurity concerns regarding AI could lead to reputational damage if we fail, or are perceived to fail, to align with societal expectations or regulatory standards relating to the use of AI. Such scrutiny may result in financial or other penalties and may also erode customer trust, which is crucial for our brand and long-term success. Although we have taken, and continue to take, steps designed to mitigate the risks associated with the use of AI in our business and operations, including, among other things, engaging with regulatory bodies, investing in compliance infrastructure, requiring human involvement in the training and monitoring of our AI-powered solutions, aligning our AI development policies and procedures with guidelines for secure development practices, and fostering transparent and ethical use of AI in our products, solutions and services, our use of AI may present ethical, reputational, technical, operational, legal, competitive and regulatory risks, any of which could adversely affect our business, financial condition and results of operations. Furthermore, the technologies underlying AI are complex and rapidly developing and, as a result, it is not possible to predict all of such risks related to our current or future use of AI. We expect our use of AI will require additional resources, including the incurrence of additional costs, to develop and maintain our products and services to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing.

Risks Related to Legal and Regulatory Matters

We are subject to substantial governmental and commercial regulations across our areas of activity. Any failure to comply with applicable regulations or standards may lead to significant regulatory consequences and could have an adverse effect on our business, financial condition or results of operations.

Our activity, particularly our payment processing offerings are subject to substantial governmental regulations, which vary according to our different areas of activity. Our operations are also subject to commercial standards. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

For example, we provide services in more than 120 countries but only hold licenses, registrations or other authorizations in a subset of these countries. We exercise our judgment as to whether our activities are subject to licensing requirements or otherwise regulated in the countries in which we operate, and it is possible that regulators or other governmental or judicial bodies in such countries may disagree with our determination as to whether we require a license, registration or other authorization or as to the sufficiency of the scope of our licenses, registrations or other authorizations to cover our business activities. Financial regulators across jurisdictions are increasingly focused on regulation of the payments industry, including with respect to the activities of non-bank payment processors and intermediaries, and we may receive enquiries from regulators or third parties such as customers or partners as to our licensing position in particular jurisdictions which may require us to engage with regulators or third parties on this subject, and require investment of financial and managerial resources or amendments to our operations. In addition, tax administrations in various jurisdictions in which we operate have increasingly sought to enhance their data collection and tax compliance related to payment processing transactions by requiring electronic fiscal reporting by payment processing providers, which is referred to as fiscalization. For example, regulators in Brazil and Romania have imposed fiscalization requirements that require us to provide almost instantaneous reporting to tax administrations of certain of our payment processing activities. Due to the lack of uniformity in fiscalization requirements from jurisdiction to jurisdiction, fiscalization adds complexity and associated risk to our regulatory compliance efforts. In addition, through CoinBridge we have a license to issue Mastercard in Europe and the U.K. and the Discover Card in the U.S., and we are working to expand such licensing to additional markets. Our CoinBridge related licenses impose on us a variety of regulatory requirements in different jurisdictions, including ongoing compliance requirements, and expose us to risks applicable to credit card issuers such as fraud. To the extent that we do not comply, or have not in the past complied, with applicable licensing or other regulations and requirements, we could face regulatory enforcement action, including fines, penalties, suspension or revocations of licenses, registrations or other authorizations, limitations on our products and services and other regulatory consequences, loss of business or reputational damage which may be significant and could have an adverse effect on our business, financial condition or results of operations. Further, the inability to obtain new licenses or other authorization in new jurisdictions into which we plan to expand our operations, or the loss of any license or other authorization in jurisdictions in which we presently operate, could have an adverse effect on our business, prospects, financial condition or results of operations. As we continue to expand our products offerings and our geographical footprint, we may be exposed to regulations that are applicable to financial services related to the utilization of digital assets.

We are also subject to other forms of regulatory oversight, including oversight from an antitrust and competition perspective related to mergers and acquisitions and other business activities. During 2023, the ICA requested from us certain documents and other information related mainly to our acquisition of OTI. We cooperated fully and transparently with the ICA throughout its investigative process, and, on February 3, 2025, we entered into the Consent Decree with the ICA to settle allegations of anticompetitive practices and failing to obtain necessary ICA consent in connection with the acquisition. Pursuant to the Consent Decree, we and Yair Nechmad, our CEO and Chairman, agreed to pay a sum of NIS 2,500,000 (approximately $701,000) and NIS 240,000 (approximately $67,300), respectively, to the Israeli State Treasury, and we agreed to provide up to 6,500 OTI POS kits, comprised of the Telebox hardware units paired with Uno 8/Uno Plus card readers, over a period of five years, to third parties who may sell, distribute, and market the OTI POS kits under their own brands in the Israeli market. The Consent Decree is subject to public commentary and will become effective upon approval by the Israeli Competition Court. While we do not believe the terms of the settlement will have a significant adverse effect on our business, financial condition or results of operations, it is possible that the ICA, or other antitrust and competition regulators in countries where we operate, will initiate other regulatory enforcement actions, which could require the expenditure of significant financial and managerial resources to defend against and could lead to fines, penalties, limitations on our products and services and other regulatory consequences, which may be significant and could have an adverse effect on our business, financial condition or results of operations.

In addition, changes in governmental or commercial regulations affecting our different areas of activity require us to adapt our products in order to meet different requirements, including through the investment of financial and managerial resources. Changes in the regulations or commercial standards applicable to our activity could substantially impact our financial position and results.

Similarly, in certain countries, we rely on agreements with payment processing providers that are licensed, registered or otherwise authorized to operate under applicable laws in order to be able to provide payment processing services to our customers. There may be changes to regulations or provisions of law applicable to our engagements with these payment processing entities that change the characteristics of, force us to engage with other payment processing entities or bring an end to these engagements altogether, which could materially and adversely affect our business status, financial condition, and operating results. See “—Risks Related to our Business and Industry—We rely on processing service providers, credit card networks, banks and other entities in the payment transfer system to process payments, and if they fail or no longer agree to provide their services or we fail to comply with our obligations under those relationships, our customer relationships could be adversely affected, and we could lose business.”

Additionally, we are licensed as an Electronic Money Institution (“EMI”) in the EU in Lithuania. This authorization imposes significant ongoing compliance obligations and costs on us. In particular, EMIs are subject to detailed rules on how electronic money is issued to customers, how customer funds must be safeguarded and how electronic money may be redeemed. We are required to ensure funds received from customers for electronic money are either held in a segregated account with an authorized credit institution, invested in secure, liquid assets or covered by an insurance policy or comparable guarantee. We are also required to satisfy regulatory capital requirements. Specifically, EMIs must at all times hold initial capital of at least EUR 350,000. There is also an ongoing capital requirement which is calculated as a percentage of the average outstanding amount of issued electronic money. Capital is required to be held as a buffer, absorbing both unexpected losses that arise while the business is a going concern as well as the first losses if it is wound up. In addition to safeguarding of customers’ funds and regulatory capital requirements, EMIs must maintain detailed internal compliance policies and procedures that address, among other things, customer complaints handling, anti-money laundering and financial crime controls, customer due diligence, transaction monitoring, anti-bribery and corruption and compliance with applicable sanctions. EMIs are also required to regularly submit returns to regulatory authorities and make period and event-driven notifications. Senior managers and other key personnel within the EMI are also required to be approved by the relevant regulator to meet specific standards of competence, integrity and reliability, and must continue to meet the applicable regulatory standards in this regard or risk not being approved or having their approval withdrawn. EMIs are also subject to prescriptive disclosure, conduct of business, safeguarding and additional capital requirements when they provide payment services unrelated to the issue of electronic money, which we must also comply with given the nature of our business. These are in addition to the general legal obligations that apply to the group by virtue of conducting business in the EU and U.K., such as compliance with relevant data protection laws (e.g., the GDPR and U.K. GDPR). Finally, we were granted an EMI license in the U.K., which imposes substantially similar ongoing regulatory requirements on the relevant U.K. subsidiary that holds the license. These and other ongoing compliance requirements may have a material impact on our financial condition and the allocation of human resources within the Company.

In Australia, we were recently informed that due to changing regulations, we will no longer be able to supply POS devices that are not PCI-PTS compliant in the near future. PTS is a set of security evaluations created by the Payment Card Industry Security Standard Council (PCI SSC) that is intended to safeguard cardholder data at interaction points such as a POS. While we intend to be able to provide a new suitable solution in Australia before any disruption to our business occurs, we cannot guarantee the timeline of regulatory certifications, our ability to produce the new POS devices, and the demand by customers of our new POS devices. If there are any delays in the certification process of our POS devices, any issues with the mass production of the new POS devices, or if the demand by customers of the new POS devices is weakened, we could see an adverse impact to our business in Australia.

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

We are subject to various litigation matters from time to time, the outcomes of which could harm our business. Claims arising out of actual or alleged violations of law or contractual obligations could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to, intellectual property laws, privacy and data protection laws, labor and employment laws, securities laws and employee benefit laws. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to, suspension or revocation of licenses to conduct business. Furthermore, defending ourselves against these claims may require us to expend substantial financial resources and divert management’s attention, which could adversely impact our business, results of operations and financial condition. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Risks Related to our Ordinary Shares

We are controlled by our founding shareholders, who may make decisions with which other shareholders may disagree.

As of December 31, 2024, our founding and controlling shareholders Amir Nechmad, Yair Nechmad and David Ben-Avi beneficially owned approximately 61.02% of our outstanding ordinary shares. They have also entered into a shareholders’ agreement regarding nomination rights to our board of directors, voting their shares at a general meeting of shareholders and other matters. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Agreement” for more information. The interests of our founders may differ from your interests. These shareholders will be able to exert significant influence over us and, if acting together, will be able to control matters requiring shareholder approval, including the election of directors, amendments to our articles of association and approval of significant corporate transactions, including a merger and the issuance of equity interests in certain circumstances. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our Company. Our founders could also sell their stake and transfer control to another party without your consent.

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

The stock market in general, and the market price of our ordinary shares in particular, is subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares on Nasdaq and the TASE has fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares is and will be subject to a number of factors, including:

•	actual or anticipated changes or fluctuations in our and our competitors’ results of operations;

•	the guidance we may provide to analysts and investors from time to time, and any changes in, or our failure to perform in line with, such guidance;

•	announcements by us or our competitors of new offerings or new or terminated contracts, commercial relationships or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the U.S. Securities and Exchange Commission (the “SEC”);

•	rumors and market speculation involving us or other companies in our industry;

•	future sales or expected future sales of our ordinary shares;

•	investor perceptions of us and the industries in which we operate;

•	price and volume fluctuations in the overall stock market from time to time;

•	our shares generally trade at low volumes, which may increase the volatility of our share price;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•
failure of industry or financial analysts to maintain coverage of us, the issuance of new or updated reports or recommendations by any analysts who follow our company, or our failure to meet the expectations of investors;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, other companies in our industry or both, or investigations or sanctions by regulators regarding our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights or our solutions, or third-party intellectual or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies, or other strategic transactions by us or our competitors;

•	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

•
new laws or regulations, including new interpretations of existing laws or regulations applicable to our business, increased enforcement efforts in our industry, or specific enforcement actions against us;

•	actual or anticipated changes in our management or our board of directors;

•	general economic conditions and slow or negative growth of our target markets; and

•	other events or factors, including those resulting from war such as the current conflicts in Israel and Ukraine, incidents of terrorism or responses to these events.

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

Our results of operations have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may be difficult to predict. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

•	the level of demand for our integrated POS devices;

•	our ability to grow or maintain our retention rates, expand usage within our customer base, and sell our solutions to existing and future customers;

•	geopolitical uncertainty, including as a result of the current conflicts in Israel and Ukraine, tensions between U.S. and China, and uncertainty as to regional economic conditions;

•	costs and timing of expenses related to hiring additional personnel, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

•	the impact of market volatility and economic downturns caused by natural disasters and health epidemics, such as the COVID-19 pandemic;

•	supply chain constraints and increases in component prices;

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

You may be diluted by the future public issuance of additional ordinary shares or by grants of options or RSUs in connection with our equity incentive plans, acquisitions or otherwise.

As of December 31, 2024, we had registered share capital of 70,000,000 ordinary shares with 36,607,407 ordinary shares outstanding. We may choose in the future to adopt new equity based compensation plans for our officers, directors and employees or may choose to raise substantial equity capital from investors for a variety of reasons, including for the acquisition of new businesses, to invest in new products and technologies or to meet other working capital or corporate requirements. For example, in March 2024, we completed an underwritten public offering that included our issuance and sale of 2,600,000 ordinary shares. Consideration for the April 2024 acquisition of VMT included an earn-out in the amount of up to approximately $5.3 million payable primarily in our ordinary shares and consideration for the April 2024 acquisition of Roseman Engineering included 19,722 of our ordinary shares. Any future issuance of any additional ordinary shares or securities that are exercisable for or convertible into our ordinary shares will have a dilutive effect on our shareholders by reducing the percentage ownership of our then-existing shareholders, and these new securities may have rights, preferences or privileges senior to those of our existing securities. In addition, as of December 31, 2024, options to purchase 2,075,326 million of our ordinary shares were outstanding as well as 418,684 RSUs. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Option Plans.” Any additional options or RSUs that we grant under our equity incentive plans would dilute the percentage ownership held by current shareholders.

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

In March 2024, we completed an underwritten public offering that included, in part, the offer and sale of a total of 1,000,000 ordinary shares held by Yair Nechmad, our Chief Executive Officer and Chairman of our board of directors, David Ben-Avi, our Chief Technology Officer and a member of our board of directors, and Amir Nechmad, a former member of our board of directors. Such selling shareholders have made from time to time additional sales of shares and may continue to do so in the future, and they will receive the proceeds from such sales. We have also filed a registration statement on Form S-8 under the Securities Act to register our ordinary shares or securities convertible into or exchangeable for our ordinary shares issued pursuant to our equity incentive plans. The ordinary shares registered under the Form S-8, or any registration statements on Form S-8 that we file in the future, will be available for sale in the open market subject to vesting arrangements and exercise of options and, in the case of our affiliates, subject to compliance with applicable requirements of Rule 144 or another applicable exemption under the Securities Act.

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

Our ordinary shares have traded on the TASE since May 2021 and on Nasdaq since September 2022. Trading in our ordinary shares on these markets is conducted in different currencies (NIS on the TASE and U.S. dollars on Nasdaq) and takes place at different times (resulting from different time zones, different trading days and different public holidays in Israel and the United States). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market. In addition, market conditions in either market may affect the price of our ordinary shares on the other. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in the trading price of our ordinary shares.

Our management has devoted, and continues to devote, substantial time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

As a public company in the United States, we have incurred and will continue to incur additional significant accounting, legal and other expenses that we were not subject to before the listing of our ordinary shares on Nasdaq in September 2022, including costs associated with complying with the requirements under Section 404 and other provisions of the U.S. Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. The implementation and testing of new compliance processes and systems may require us to hire outside consultants and incur other significant costs. In addition, any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and Nasdaq, as well as applicable Israeli reporting requirements, could result in increased costs to us as we respond to such changes.

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

Additionally, there is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organization for Economic Co-operation and Development (“OECD”), and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals, Pillar One and Pillar Two, that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation. Under the OECD framework for Pillar One as currently drafted, we do not expect to be subject to the regime. To date, more than 140 countries, including Israel and other countries in which we operate, have agreed to enact legislation on Pillar Two and to enforce a minimum global tax rate of 15%. Many countries are expected to continue to implement such legislation, and Israel is expected to do so in 2026. Under the OECD framework for Pillar Two, we do not currently expect to be subject to the regime, but we are continuing to evaluate the potential impact on future periods, which will depend in part on legislative adoption by individual countries. It is difficult to assess at the present time to what extent such legislation, if and when finally adopted, might adversely impact our effective tax rate in the future.

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

Based on the manner in which we currently operate our business, the current and expected composition of our income and assets and the estimated value of our assets (including the value of our estimated goodwill, which is based on the price of our ordinary shares), we do not believe that we were a PFIC for the taxable year ended December 31, 2024. However, a company’s PFIC status is an annual determination that can be made only after the end of each taxable year, and our PFIC status for each taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including estimated goodwill (which may be determined by reference to the market value of our ordinary shares, which may be volatile). Our PFIC status is subject to uncertainties. We may be or become a PFIC if our market capitalization declines.

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

Israel is currently at war, and the duration, scope and effects of the war are unknown.

We are an Israeli company and many of our employees, including our founders and a majority of our management team, are Israeli residents. Our headquarters in Herzliya, our research and development facilities and a large portion of our operations are located in Israel. In addition, one contract manufacturer, from which we derive a substantial portion of our goods, is situated in Israel.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli targets. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s government declared war against Hamas. Other terrorist organizations and military forces such as Hezbollah in Lebanon on Israel’s northern border, various rebel militia groups in Syria and Iraq, and the Islamic Republic of Iran have launched attacks on Israel, prompting Israeli air defenses and various rounds of retaliatory strikes. In addition, the Houthi movement, which controls parts of Yemen, has launched several missile and drone attacks on Israel and has targeted dozens of merchant vessels in the Gulf of Aden and Red Sea. These actions have prompted airstrikes on Houthi military targets in Yemen by Israel and separately by a U.S.-led coalition of nations. In October 2024, Israel began ground operations against Hezbollah in Lebanon, culminating in a 60-day cease fire agreed to between Israel and Lebanon on November 27, 2024, the results of which are uncertain. The attacks on Israel are ongoing and could escalate in the future into a larger regional conflict. There is no certainty as to the duration, severity, results or implications of the war on the State of Israel generally or on our company.

The war currently affects and may continue to affect our operations and financial results in several ways, including:

•
Human Resources: nearly 10% of our Israeli employees and managers were initially called to active reserve duty; it is possible that the war will require additional reserve duty call-ups and more of our employees and managers or their family members will be called to active reserve duty, which would prevent them from working or effectively performing their tasks for us.

•
Macro-economic effects: the war has led, and may continue to lead, to negative domestic macro-economic effects in Israel that could materially impact our business and operations, such as inflation, depreciation of the Shekel, bearish capital markets, reduced availability of credit and financing sources and decline in growth.

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

•
Concern about transacting business with Israeli companies: we have received inquiries related to the war from customers concerned about our operations in Israel. While we do not believe that any significant orders have been withdrawn or delayed as a result of such inquiries, we cannot rule out the possibility that customers or business partners may stop doing business with us in the future, nor can we predict the impact this might have on us.

•
Damage to infrastructure: Terror, drone and missile attacks may lead to infrastructure damage, such as to various of our facilities located in Israel, including communications networks, computer infrastructure and other cyber assets, which may lead to interruptions in our operations. Although the Israeli government may cover the reinstatement value of certain damages that are caused by terrorist attacks or acts of war, we cannot be sure that such government coverage will be available to us or, if available, will sufficiently cover our damages.

•
Reputation and international relations: as a result of the war, public opinion in the international community towards Israel, Israeli companies and Israeli industries has deteriorated, and may be further negatively affected in the future. In January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel alleging genocide amid and in connection with the war in Gaza. On November 21, 2024, the International Criminal Court, or ICC, issued arrest warrants to Israeli Prime Minister Benjamin Netanyahu and former Israeli Minister of Defense Yoav Gallant based on allegations of war crimes including using starvation as a method of warfare, murder and other inhumane acts. It is hard to anticipate if and how such sentiments and other political developments will impact our clients, backlog of orders or financial results; however, it is possible that a limited number of customers will hold, delay or cancel existing or future orders as a result of the war and a shift in international relations and politics.

The ongoing war is rapidly evolving and could continue to disrupt our business and operations and affect our financial results in material ways not discussed above, or to a degree that is not currently anticipated by us.

The impact of inflation and interest rate hikes could negatively affect our business, industry and customer base.

Our own costs, including labor, hardware, services, technology providers and other variable expenses, could be severely impacted by widespread inflation or significant interest rate hikes. Our customer base includes many small businesses, some of which operate on tight margins. Our customers may not successfully navigate a rising cost environment, causing collection issues or bankruptcies. Inflation or interest rate hikes could seriously erode the discretionary buying decisions of consumers, impacting size of purchases or volumes at our automated self-service platforms.

Rising interest rates could also impact the Company’s future borrowing costs. During 2024, various rating agencies lowered Israel’s credit rating, due in part to the effects of the ongoing war: Moody’s downgraded Israel’s credit ratings twice, in February from ‘A1’ to ‘A2’ and then in September from ‘A2’ to ‘Baa1’; FitchRatings downgraded Israel’s credit ratings in August from ‘A+’ to ‘A,’ with a negative outlook; and S&P Global Ratings in October lowered Israel’s credit ratings from ‘A+’ to ‘A,’ with a negative outlook. Due to the increased credit risk, businesses, including ours, will likely be charged higher interest on borrowing activity and general inflation rates will remain higher than they otherwise would be.

We rely on access to the Israeli financial institutions as a significant source of financing for our business. As of December 31, 2024, we have utilized outstanding credit facilities from Israeli banks in the aggregate amount of approximately $25.3 million. If interest rates and inflation increase for any reason, this would increase our future borrowing and other costs, negatively affecting our financial results.

It may be difficult to enforce a U.S. judgment against us and our directors and executive officers named in this annual report, in Israel or the United States, or to serve process on our directors and executive officers.

Most of our directors or officers are not residents of the United States, and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us, or our non-U.S. directors and officers, may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our non-U.S. officers and directors reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

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

We are currently eligible for certain tax benefits provided to a “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law.” In order to remain eligible for such tax benefits for a “Preferred Technological Enterprise,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the Preferred Technological Enterprise would be subject to different Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities may not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10. Additional Information—E. Taxation—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 5719-1959.”

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

Selected Recent Developments

In March 2025, the Company purchased UpPay Servicos De Tecnologia Da Infamramcao S.A., a provider of a seamless solution of payments and telemetry located in Brazil, for BRL 32.75 million, which includes up to BRL 2.75 million as an earnout. In addition, the Company also acquired additional shares in Tigapo Ltd. (“Tigapo”), an Israeli company in which the Company had acquired a majority stake in 2021. The Company has now gained control over Tigapo. Both of these transactions have not been reflected in the Company’s financial statements appearing elsewhere in this annual report on Form 20-F.

B.	Business Overview

Our Mission

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business, improve their revenue potential, and enhance their operational efficiency. Our mission is to empower merchants with tools to manage growth and engage their customers, helping them boost their bottom line and turn casual consumers into loyal advocates. Our integrated and adaptable solutions free businesses to focus on what matters—delivering exceptional service and becoming leaders in their markets.

Overview

Nayax unifies payments, operations management, and customer engagement tools into a powerful, adaptable platform for modern commerce. Our solutions empower businesses to enhance customer experience, accept cashless payments, and manage their operations with a robust ‘Internet of Things’, or IoT, software platform, helping achieve long-term growth. Nayax serves a global network of merchants, ranging from small operators to global enterprises in industries like vending, electric vehicle (“EV”) charging, parking, amusements, ticketing machines, laundromats, car washes, arcades, and attended retail. As of December 31, 2024, 2023 and 2022, we served approximately 95,000, 72,000 and 47,000 customers, respectively, in more than 120 countries across all continents, supporting 35 languages, more than 50 currencies and more than 80 payment methods.

Nayax’s platform rests upon four pillars: advanced POS devices, a robust management software suite unique per the needs of each business, integrated loyalty and marketing tools, and versatile payment services. IoT-powered POS devices support real-time telemetry, remote configurations, and a wide range of payment methods, with effortless installation in the automated self-service, electric vehicle chargers and attended retail environments. Comprehensive management tools enable remote oversight of devices, real-time inventory tracking, employee activity monitoring, and detailed reconciliation reporting, while features like route planning and smart resupply scheduling streamline multi-site logistics. Customizable loyalty programs allow businesses to reward consumers with exclusive perks like top-up bonuses, personalized product suggestions, and gift coupons, while in-depth performance metrics measure campaign effectiveness and ROI. Seamless and secure payment processing across borders, currencies, and methods unifies our platform, enabling businesses to thrive in a diverse yet highly connected global market.

Since our founding in 2005, we have experienced consistent, robust growth, with revenue accelerating in recent years alongside an expanding installed base. Managed and connected devices grew from 725,000 in fiscal year 2022 to 1,044,000 in 2023 and 1,260,000 in 2024, achieving a compound annual growth rate, or CAGR, of 32%. Total revenue increased from $235 million in the fiscal year ended December 31, 2023 to $314 million in 2024, reflecting a CAGR of 33%. Gross profit also rose, climbing from $88.3 million in 2023 to $141.5 million in 2024, representing a CAGR of 60%. Loss for the period improved over the same period, narrowing to $5.6 million in 2024 from $15.9 million in 2023 and $37.5 million in 2022.

Our Industry
We see significant untapped potential in cashless payment in both automated self-service commerce and attended retail payment solutions, influenced by the following trends:

Digitization of Payments

We believe that digital payments are redefining the global economy, replacing cash and unlocking new growth opportunities for players in the automated self-service and attended retail industries. Momentum towards a cashless economy is building as digital payment systems expand and consumer preferences evolve, affecting almost every category and reflecting a broader transformation in how transactions are conducted.

We expect cashless payment solutions to continue gaining market share, driven by increased adoption of card-based, mobile, and digital payment options. We believe that the growing shift from cash to digital payments will reshape payment infrastructure by fueling demand for automated self-service commerce and cashless machines like those we offer.

Shifting Consumer Behavior

Consumers are increasingly drawn to cashless automated self-service commerce, appreciating its faster checkouts, reduced interaction, and shorter lines. COVID-19 highlighted the hygiene benefits of minimizing contact during transactions, further boosting demand for these efficient and private solutions. We believe that cashless and unattended payment technologies are a win-win for consumers and businesses, who both benefit from their additional speed, security, and convenience.

Increased Penetration of Cashless Payments

Retailers have increasingly begun to embrace digital payment technologies to meet consumer expectations, deliver operational efficiencies, increase their margins, and mitigate the impacts of labor shortages, creating significant opportunities for advanced payment technology providers like Nayax to retrofit the large base of automated self-service retail machines that still lack digital payment capabilities.

Rise of Smart POS Devices

Retailers are increasingly adopting smart POS devices powered by integrated software to simplify their operations and process digital payments, creating additional opportunities for solution providers who integrate hardware and software into a single solution, like Nayax.

Proliferation of Omni-Channel Commerce

Consumers now demand a seamless omni-channel retail experience, expecting modern, personalized, and convenient transactions across both in-store and online channels, regardless of their chosen payment method.

Limited Number of Scalable Solution Providers

With transaction volumes in automated self-service commerce increasing steadily, we believe that only a few providers can offer the full suite of integrated commerce solutions, including reliable hardware, multifunctional software, and robust payment infrastructure required to support large-scale deployments for global retailers. Platforms offering comprehensive, scalable solutions are best positioned to dominate this expanding market.

Significant Growth in the Number of Cashless Automated Self-Service Market Machines

Key verticals in the automated self-service market include food and beverage vending machines, photo booths, laundromats, amusement machines, electric vehicle charging stations, ticketing kiosks, and parking terminals. According to our third-party data, the global number of automated self-service machines in these major addressable verticals will grow at a CAGR of 5.8% from 2024 to 2029. While the total number of machines provides a long-term view of market opportunity, we believe the proportion of cashless-enabled machines is a more relevant indicator of our current addressable market. Our third-party data indicates that the cashless penetration of automated self-service machines worldwide was approximately 30.3% in 2024.

Emerging Cashless Automated Self-Service Verticals

We believe that new and emerging verticals, like electric vehicle charging stations, are experiencing even more rapid growth as more charging stations are installed. Another growing vertical is micro market solutions, which combine vending machines, shelves, and self-checkout systems to create self-service stores in spaces like offices and break rooms, offering expanded product selections and boosting revenue compared to standard vending setups.

Our Market Opportunity

Retailers frequently rely on disconnected point solutions that are expensive, inefficient, and fail to meet their operational needs. Our end-to-end technology platform addresses this gap, offering seamless digital payment acceptance alongside tools to manage operations and engage consumers. We deliver value by driving revenue growth through stronger consumer engagement and conversion, while lowering costs with optimized inventory, workforce efficiency, and real-time operational data.

Automated Self-Service Commerce

We serve the automated self-service retail market, which enables consumers to complete transactions independently through self-service machines that automate sales, payments, and service interactions. We define key verticals under the umbrella of automated self-service retail to include food and beverage vending, photo booths, laundromats, amusement and prize machines, ticketing kiosks, and parking terminals. Our industry-agnostic solutions empower operators across each of these diverse verticals—from small independent businesses to large enterprises managing extensive fleets of self-service machines—to enhance operational efficiency and customer satisfaction.

While Nayax is among the leading providers of payment services and technology for automated self-service commerce, we believe that we currently serve a small portion of the total automated self-service points of sale worldwide and still have a large market left to penetrate. We define our TAM as the total number of automated self-service devices worldwide, which we estimate based on our third-party market research to be approximately 45 million in 2024, and which we expect to grow at a 5.8% CAGR to nearly 60 million devices by 2029.

We expect to see increasing payment volumes within this segment, driven by this increase in the overall number of connected machines, increasing average transaction sizes, and greater adoption of cashless payments over time. Our annual average transaction value has risen from $1.97 in 2023 to $2.05 in 2024, as we penetrate high-spend verticals like micro markets, EV charging and attended retail. We have also seen across our machines a significant percentage still being processed in cash, which gives us confidence that we will continue to convert to more cashless payments at existing machines. We expect to continue growing both our network of managed and connected devices and transaction volume with the automated self-service segment, buoyed by these favorable market trends.

Attended Retail for Omnichannel SMEs

We serve the attended retail market, which includes convenience stores, quick-service restaurants, specialty retailers, hospitality businesses, and fuel stations. We offer a range of versatile and scalable POS devices for this sector, including electronic cash registers, handheld devices, mobile POS systems, and modular setups. Our industry-agnostic solutions support businesses of all sizes, from independent retailers to large multi-location enterprises.

We are poised to capture the growing demand for digital solutions in attended retail, particularly among SMEs, eager to modernize and integrate their operations. Nayax enjoys two key advantages in attended retail which we believe position us to gain market share rapidly:

Complete Payment Ecosystem: Nayax believes that we can leverage our leadership in automated self-service commerce to consolidate a durable position as an omnichannel solution provider in ecosystems where attended and self-service operations coexist, enabling businesses to manage diverse points of sale through one integrated system. Ecosystems like gas stations and large retail stores thrive with unified solutions that enhance efficiency, unify consumer experiences, and support data-driven decision-making. Positioning ourselves as a provider for these needs unlocks significant revenue potential while deepening customer partnerships.

Expertise in SME Automation: Morgan Stanley estimates that retailers could leverage automation for up to 70% of routine tasks by 2025, expanding their margins by 50 to 100 basis points. We believe that technologies like inventory management, automated POS systems, and self-checkout kiosks, which we offer, can empower retailers to redeploy staff into customer-facing roles, reduce human error, improve quality control, and increase sales.

We built our dominant position in automated self-service retail by making cutting-edge remote management and automation tools, like machine monitoring, inventory management, resupply route planning, and loyalty programs, accessible to even the smallest operators. We are similarly poised to disrupt attended retail by applying our deep expertise adapting sophisticated automation tools for SMEs to rebalance the playing field with an accessible yet advanced, comprehensive retail management platform that drives revenue, builds loyalty, and supercharges efficiency across diverse retail verticals and applications. It is expected that SMEs will spend approximately $54 billion per year on POS solutions and products by 2026, up from $33.3 billion in 2020. Therefore, acquiring even a small share of this expanding market would generate considerable revenue and growth opportunities for Nayax.

Energy and Fueling

We offer a comprehensive suite of solutions tailored to optimize and control every aspect of energy and fueling network operations. Our integrated platform seamlessly combines cashless POS systems, payment integration, and specialized management tools to meet the specific demands of both EV charging and traditional fueling sectors.

With the global shift toward electric mobility, and government policy tailwinds in card-present payment devices for EV chargers, we are advantageously positioned to serve this expanding market through our comprehensive energy solution. Our POS devices can integrate with any EV charger through proprietary and industry-standard protocols (including OCPP, the Open Charge Point Protocol that is the shared language spoken between open EV chargers and charging station management systems) and accept most major credit and debit cards, mobile wallets, and RFID-based transactions, ensuring a frictionless payment experience for drivers. We also empower operators to seamlessly monitor and control their charging infrastructure, manage energy distribution through smart load balancing, automate billing and clearing, and gain real-time insights into network performance with comprehensive management software.

Our solutions for fueling management are designed to enhance operational efficiency, security, and profitability for fuel station operators and fleet managers with automatic vehicle identification technology, cashless payment systems, and real-time monitoring tools to streamline refueling processes, prevent unauthorized fuel usage, and deliver comprehensive performance insights. Our scalable architecture supports diverse fueling environments, from individual fleet depots to expansive retail networks, ensuring adaptability to various operational needs.

Our Platform

We have developed a comprehensive, end-to-end platform designed to meet the diverse needs of retailers, from large enterprises to SMEs. Our solutions enable customers to manage every aspect of their business, from points of sale and payment processing to business operations and consumer engagement, through a unified platform which addresses the entire commerce value chain. Our platform provides out-of-the-box loyalty experiences for retailers and consumers, advanced customer and cost analytics for actionable business insights, and APIs for seamless integration with other technological solutions, ensuring flexibility and scalability. During 2024, our platform supported, processed, or facilitated:

•	$4.87 billion of transaction value;

•	approximately 2.38 billion transactions; and

•	approximately 1,260,000 managed and connected devices across more than 120 countries on every inhabited continent.

Our platform includes the following solutions:

Integrated POS

VPOS Touch

All-in-one card reader & telemetry terminal

Onyx

Compact contactless card reader & telemetry terminal

VPOS Media

PCI-PTS reader, telemetry terminal & multimedia device

Nova Market

Micro Market Self-checkout Kiosk

Cashless Payments

VISA | V PAY | mastercard | maestro | AMERICAN EXPRESS | JCB

Diners Club INTERNATIONAL | UnionPay 银联 | DISCOVER | 支付宝 ALIPAY

PayPal | Monyx Wallet | venmo | MMHayes

cbord | TRANSACT

EMV Payments
I Prepaid System
Payments I API APMs

Actionable Management Platform

Loyalty and Marketing Suite

Nayax

Integrated POS: Our integrated POS devices combine seamless digital payment acceptance with IoT-enabled telemetry capabilities. We design our POS hardware and software in-house to precise specifications and closely supervise the manufacturing and production process to ensure high functionality and reliability. Our devices are designed for easy installation in both new and retrofit automated self-service environments, with a seamless process that allows customers to handle orders, shipments, and installations independently, without support from a technician or Nayax employee.

Nayax offers a simplified onboarding process with a short activation cycle, allowing most customers to start processing payments right after installation. Our devices feature distinct branding and custom designs that clearly communicate cashless checkout to consumers, reducing confusion. We also now offer in-store POS and payment solutions, which retailers can combine with our automated self-service devices to offer their customers a greater diversity of ways to pay without the hassle of retaining another vendor.

Payments Suite: Our global cashless payments infrastructure empowers our business customers to accept the local payment methods their consumers prefer. Our integrated POS devices support more than 80 payment methods, including most major credit and debit cards, mobile wallets, prepaid cards, QR-based payments, and alternative options. We enable payments in approximately 50 currencies across approximately 120 countries, leveraging our broad network of partnerships with global acquirers to facilitate seamless transactions across borders and optimize revenue for our customers.

As a Payment Service Provider, we operate under a merchant-of-record model, working directly with banks and payment card networks to navigate the complex systems, rules, and requirements of the payments industry on behalf of our customers. We aggregate transactions to deliver better processing fees, a streamlined onboarding process for our customers, and instant refunds for their end-consumers.

Management Software Suite: Our management software suite serves as a central platform for retailers, delivering real-time insights to optimize their operations. Customers can oversee their network of IoT connected devices, integrate external systems via APIs, and perform key tasks, including monitoring inventory, adjusting prices, managing employees, and generating detailed business and reconciliation reports, all in one place.

•
Remote Monitoring and Administration: Our system offers comprehensive 24/7 remote monitoring and administration, featuring real-time error detection and alerts, remote price adjustments, software updates, inventory management, promotion oversight, employee monitoring, and energy consumption control, without requiring onsite technical support or maintenance.

•
Inventory Management: Our inventory management system empowers customers to oversee stock availability, control costs, and transfer inventory across various sites. With dynamic resupply routing, customers can streamline their supply chains, minimize waste, and cut operational costs.

•
Reporting and Analytics: Our platform collects and synthesizes data from all Nayax POS devices a business owns, delivering real-time insights into sales, cash levels, and inventory status through automated reports, supported by powerful business intelligence tools and customizable dashboards for data-driven decision-making.

•
Product Management: We enable customers to create and manage product catalogs with customizable parameters and offer dynamic pricing tools, including multiple price lists, currencies, and special pricing options.

•
Employee Management: Our customers can manage roles, set permissions, and control access levels across POS devices and activities, organized by hierarchies like global offices or regions. Automated self-service retailers can also track employee visits, inventory refills, and cash collections to reduce fraud.

Loyalty and Marketing Suite: Our platform integrates sophisticated marketing and loyalty features, enabling businesses to engage their end-consumers across multiple channels. Monyx, our digital wallet app, provides consumers with remote ordering capabilities and loyalty perks, including discounts, coupons, and gifts. Businesses can also design, launch, and manage multiple marketing and loyalty campaigns. Our solutions integrate in-store POS data with online marketing analytics, enabling retailers to track and optimize the efficiency of their campaigns.

•
Loyalty: Customers can design loyalty programs with attributes like price rules, cards, points, and wallets. Our platform simplifies campaign creation with built-in templates and provides analytic tools to track performance and strengthen brand loyalty.

•	Promotions: Customers can set up promotions such as punch cards, discounts, cashback, bonus credit, and happy hours, which we believe helps encourage repeat visits and strengthens consumer loyalty.

•
Engagement Solutions: We provide omni-channel marketing tools that bridge online and in-store consumer experiences, enabling businesses to target advertising, enhance engagement, maximize conversions, grow revenue, and attract returning consumers.

•	Marketing Solutions: We empower customers to execute marketing campaigns across social media, SMS, and email channels, leveraging their own data to maximize impact and improve outcomes.

CoinBridge: CoinBridge offers a patented Loyalty-to-Payments™ platform that can seamlessly convert loyalty assets—such as points, rewards, miles, vouchers, gift cards, and other digital assets—into fiat currency spendable anywhere major payment cards are accepted worldwide. Consumers gain instant liquidity for their digital and stored-value assets, while brands benefit from increased engagement, higher redemption rates, and enhanced data insights without requiring changes to merchant infrastructure.

•
Universal Redemption Capability: Customers can convert points, rewards, miles, vouchers, gift cards, and other digital assets into real currency, spendable at any merchant worldwide that accepts major credit cards.

•
Seamless Integration: Brands can incorporate CoinBridge into their existing mobile applications through a straightforward Software Development Kit, requiring no changes to point-of-sale systems or merchant infrastructures.

•	Real-Time Transaction Processing: Instant verification and approval of transactions enable customers to redeem loyalty assets effortlessly through a simple ‘Tap & Go’ experience.

•
Comprehensive Data Analytics: CoinBridge provides brands with detailed transaction data and consumer behavior insights, enabling personalized marketing strategies, improved customer retention, and optimized business operations.

•
Enhanced Customer Engagement: Flexible redemption options and a user-friendly payment experience increase customer satisfaction and loyalty, allowing consumers to utilize rewards in ways that align with their spending habits.

•
Secure and Compliant Infrastructure: Operating under stringent security protocols and complying with global financial regulations, CoinBridge ensures safe and reliable transactions for both brands and consumers.

Benefits of our Platform

Our platform connects businesses with consumers through a business to business to consumer, or B2B2C, model, helping our business clients meet their complex operational needs and providing their end-consumers with simple payment solutions. We believe that our direct interface with both businesses and their end-customers strengthens our strategic importance as an indispensable operating and payment acceptance partner with superior stickiness.

Benefits of our Platform to Businesses

We leverage our expertise to innovate and address salient pain points for our business customers, simplifying complex processes and replacing outdated technologies. Key benefits of our platform for our business customers include:

•
Single, Integrated, End-to-End Platform: We offer a comprehensive, integrated end-to-end platform that reduces the need for customers to manage multiple vendors and systems. Customers benefit from a 360-degree, omni-channel platform that centralizes reporting and operational tracking in one location.

•
Global Footprint: Our global presence allows us to offer solutions that span multiple regions and geographies, saving our enterprise customers and SMEs from the hassle of engaging additional local providers. Our extensive network of original equipment manufacturer, or OEM, partners pre-installs our products in machines like vending machines, EV chargers, and arcade games, facilitating quick and efficient deployment across the globe. Our local offices span across large regions such as the United States, the United Kingdom, Germany, Australia, Canada, China, Brazil and Japan. We also have more than 80 distributors in multiple countries to provide local support in different languages for their local customers.

•
Increased Sales: Our solutions provide diverse payment options, improved consumer experience, and dynamic pricing capabilities, helping our customers increase sales by responding nimbly to changing market conditions and making payments more convenient.

•
Reduced Costs: Our solutions optimize operating costs by enabling better overhead management and employee efficiency. Remote diagnostics and software updates eliminate third-party troubleshooting, while our customer service platform improves customer experience and reduces the cost of ownership and maintenance. We streamline operations with 24/7 monitoring of connected devices, employees, and business activities, while minimizing downtime through automated issue detection and resolution.

•
Enhanced Customer Engagement: Our platform helps businesses attract and retain consumers with data-driven marketing, branded loyalty programs, and mobile solutions. Retailers gain access to valuable consumer insights and advanced analytics, enabling them to build direct relationships and foster loyalty. Our omni-channel marketing engine allows businesses to tailor personalized recommendations and deals, while our loyalty programs track every transaction, helping consumers earn rewards with each purchase.

Benefits of our Platform to End-Consumers

Our platform is designed to simplify the purchasing process for end-consumers, offering seamless payment solutions and integrated services. Key benefits of our solutions for end-consumers include:

•
Diverse Payment Options: Our platform provides seamless, Europay, MasterCard, and Visa-, or EMV-, certified payment processing in approximately 120 countries and approximately 50 currencies and supports more than 80 payment methods, including most major credit and debit cards, mobile wallets, prepaid cards, and QR-based payments, allowing consumers to pay using their preferred local method. Available methods vary by country and region.

•
Advanced Loyalty Benefits: Our platform includes loyalty features such as discounts, gifts, and special offers, providing consumers with immediate rewards at checkout that enhance the purchasing experience and encourage repeat engagement.

•
Enhanced Consumer Experience: Our platform elevates the consumer experience with features such as mobile app feedback and ratings, while our integrated solutions streamline traditionally complex processes like instant refunds for a smoother shopping journey.

Our Competitive Strengths

We believe we have a differentiated position in the market, built on the following strengths:

Comprehensive Technology Platform: Nayax delivers a proprietary, end-to-end technology platform that unifies consumer-facing and back-office operations for retail customers. Combining payment processing, telemetry, management software, loyalty programs, and integrated POS devices, our platform addresses the complex demands of modern retail. Ownership of the full commerce value chain sets us apart, enabling flexible deployments, superior support, and seamless integration into automated self-service environments, helping businesses transition to cashless models and expand their installed base.

Entrepreneurial Culture: Since 2005, our founding team has cultivated a culture rooted in entrepreneurship, teamwork, accountability, and communication, all focused on delivering superior results for customers. Our track record includes early market leadership in verticals like cashless massage chairs, novelty wash stations, and EV charging. With a strong pipeline of new developments, we are positioned to drive innovation in automated self-service retail and expand into the attended retail market.

Data-Driven Insights: Our platform processes more than six million transactions daily across more than one million connected devices, generating vast datasets from orders, receipts, and consumer interactions. We leverage this data to offer advanced analytics that help our customers optimize operations, improve efficiency, and inform product development and customer satisfaction, creating a feedback loop that strengthens our business.

Extensive and Efficient Global Distribution Channels: Our robust global go-to-market infrastructure effectively targets both large enterprise and SME customers with regional offices in key markets like the United States, Canada, the United Kingdom, Germany, Japan, China, Australia, South Africa, Brazil and Israel, distributor partnerships in more than 80 markets, more than 890 authorized global resellers, direct relationships with more than 2,450 OEMs who embed our products, and online shops for nano-merchants (<35 devices) to facilitate seamless purchasing and onboarding.

Robust Global Compliance Infrastructure: Nayax has built a strong compliance foundation in the heavily regulated global markets we serve, including a variety of essential licenses and certifications: Electronic Money Institution Licenses in Europe and the United Kingdom; financial asset and credit service licenses in Israel; Aggregator Registration in Mexico; PCI-DSS 3.2; EMVCo (level 1 and 2); FeliCa; PTCRB; FC; CE; IC; RoHS; ACMA; and ISO/IEC 27001. Expertise in regulatory compliance allows us to expand seamlessly into new markets and sustain our international growth trajectory.

White Glove Customer Service: Our approach to customer success combines tailored onboarding, ongoing support, and user-friendly product design. We foster strong, long-lasting relationships by offering short sales cycles, a consultative sales approach, and extended support hours. Since we develop and manage most elements of our end-to-end solution in-house, we have full control over product integration, technical support, and customer service, allowing us to resolve customer concerns quickly and provide high-quality support that saves time and improves customer satisfaction.

Strong, Diversified Business Model: Our business model integrates recurring SaaS and payment processing revenue with the sale of mission-critical POS devices, creating a balanced and resilient foundation. In 2024, recurring SaaS and payment processing fees contributed 71% of total revenue, while 29% came from sales of our integrated POS devices. Our integrated hardware-software platform is far stickier than standalone offerings, with high switching costs and operational reliance yielding low revenue churn of just 2.7% in 2024, 3.4% in 2023, and 3.6% in 2022. We define revenue churn as the proportion of revenue lost due to customer attrition over a 12-month period.

Plug and Play, easy to install and operate solution: With our diverse API system it is easy to connect our solution to any unattended automated machine and data platform and to pass on highly secured information from our system to a 3rd party. We offer an array of protocols to connect to any machine, with industry standards from multiple verticals to our own developed API suite.

Our Customers

As of December 31, 2024, 2023 and 2022, we served approximately 95,000, 72,000 and 47,000 customers, respectively, who together operated approximately 1,260,000 managed and connected devices across more than 120 countries, including Australia, Brazil, Canada, China, Czech Republic, Denmark, France, Germany, Israel, Italy, Japan, Mexico, the Netherlands, New Zealand, Spain, Sweden, Switzerland, the United Kingdom and the United States.

Our products serve a broad spectrum of customers, from single-location SMEs to large, global enterprises operating tens of thousands of POS devices. Consequently, we are not reliant on any single customer or market segment. Our solutions are deeply embedded in and mission-critical to our customers’ operations, which is visible in our strong dollar-based net retention rate of 129% as of December 31, 2024, 144% in 2023 and 131% in 2022.

We maintain a strong presence in key markets where we have identified high immediate potential, including the United States, Canada, the United Kingdom, Germany, Japan, China, Australia, South Africa, and our home market of Israel. Over the fiscal year ended December 31, 2024, our revenue distribution was approximately 39% from the United States, 24% from Europe (excluding the United Kingdom), 12% from the United Kingdom, 9% from Australia, 6% from Israel, and 10% from other regions.

Our Competition

We define and assess our competition using several methods, including by considering the scope, type, and quality of solutions offered by similar companies in our target markets. We apply this framework to evaluate competitors in both the automated self-service and attended retail sectors.

•
Automated Self-Service: Solutions for the automated self-service retail market vary widely, from standalone payment, telemetry, or business intelligence products to integrated offerings that combine telemetry, payments, and operational management tools. Our competitors include Cantaloupe, Inc., CPI, Ingenico, 365 Retail, traditional cash payment vendors, and many others. We believe our competitive advantage lies in providing customers around the globe with comprehensive and scalable end-to-end POS solutions, including cashless payment capabilities, remote operation and management services, and payment processing. Despite our extensive industry knowledge and experience, we recognize the strength of our competition and acknowledge that past success does not guarantee future performance.

•
Attended Retail: Our competition includes large, established vendors and smaller startups, spanning payment processors, POS providers, and peer-to-peer payment platforms. We aim to expand our market share by cross-selling to our broad automated self-service customer base and offering integrated solutions for their attended retail operations. Our competitive edge lies in providing a unified payment ecosystem that seamlessly integrates attended and self-service commerce, enhancing efficiency and consistency across hybrid retail environments. Leveraging our expertise in SME automation, we bring advanced tools like loyalty programs, real-time monitoring, and dynamic pricing to smaller retailers, helping them expand margins and compete effectively in an increasingly tech-fueled and omnichannel retail landscape.

Our Growth Strategies

We are focused on growing and scaling our business in a rapid yet sustainable and disciplined fashion. We intend to drive significant growth by executing the following key strategies:

Retain and Grow with Existing Customers

Our current installed base is a cornerstone of revenue growth, given the critical nature of our solutions, our low churn rates, and the considerable growth potential of our existing customers. We intend to continue investing in our relationships with existing customers and grow revenue from our installed base by cross-selling and driving more transactions through our platform. Our track record of organic growth with our customers is demonstrated by our dollar-based net retention rate, which was approximately 129% as of December 31, 2024, 144% in 2023 and 131% in 2022. Our end-to-end platform positions us to expand offerings to existing customers, unlocking upselling and cross-selling opportunities. For the year ended December 31, 2024, approximately 70% of our total revenue was attributable to existing customers.

Win New Large Enterprise and SME Customers Globally

Our strategy to win new customers globally prioritizes large enterprises and SMEs, building on proven success across a range of industries and a scalable platform designed to address the distinct requirements of various verticals and segments.

•
Large Enterprise: Our proven ability to secure large accounts spans multiple industries and regions, with notable recent wins including Café+Co, Primo Water, Canteen, FiveStar, MOL Group, Synergy Energy—Western Australia’s largest energy retailer and generator—and Turkey’s Düzey, part of Koç Holding.

•
SMEs: Our automated and scalable go-to-market platform effectively reaches SMEs via digital channels, distributors, and OEM partnerships. SMEs represent a significant share of our revenue, and we view this channel as integral to our future growth strategy, driven by our strong track record in this space.

For the year ended December 31, 2024, approximately 30% of our total revenue was attributable to new customers.

Continue Pursuing Innovation

Our ability to innovate is evident in our track record of launching new products and enhancing existing solutions, such as our acquisition and development of in-store payment capabilities. We see near-term growth potential in online payment capabilities and plan to enter the broader omni-channel payments space.

Continue Pursuing Expansion to New Markets

We pursue geographic expansion through three key strategies: establishing subsidiaries in key markets, engaging distributors and resellers, and targeted acquisitions. Our global presence includes subsidiaries in 11 strategic markets—such as the United States, Canada, Australia, New Zealand, China, Japan, Israel, the United Kingdom, Germany, Lithuania, Brazil and South Africa—and distribution agreements in more than 80 countries. Over the past year, we made a significant push into Latin America with the acquisition of VMT in Brazil. We plan to expand our geographic footprint by pursuing opportunities in new markets while leveraging online sales channels to reach regions that do not require a physical presence.

Enter Emerging, High-Growth Verticals

Our strategy focuses on leveraging our platform to expand efficiently into high-growth verticals by identifying unmet needs and delivering tailored solutions that address these gaps. Our entry into the EV charging station market, for example, focused on solving critical pain points, including cashless payment capabilities and tools for operators to monitor and manage stations remotely. We identify arcade gaming machines, EV chargers, parking, and micro markets as key verticals for disruption where our technology platform can unlock significant opportunities for growth and innovation.

Cross Sell

Nayax’s robust product portfolio, including retail POS and management solutions, integrated loyalty programs, and an EV payment and management suite, positions us to capitalize on cross-selling opportunities within our large existing customer base. Since many of our largest customers operate across multiple verticals and lines of business, we can leverage our existing relationships to offer them expanded, integrated solutions which span their automated self-service and attended retail needs. We believe our customers will value this offering for its ability to unify their operations, enhance efficiency, and eliminate the challenges of managing multiple vendors across different parts of their business.

We execute this cross-selling strategy by addressing entire retail ecosystems with tailored POS solutions and a unified management platform that simplifies operations and payments across all customer touchpoints. Businesses can consolidate their payment infrastructure, reduce complexity, and streamline administration through a single system that integrates multiple sales environments. For example, we allow gas stations and convenience store operators to connect and unify their POS devices for forecourt transactions, such as their automated self-service POS devices for fuel pumps, airvacs, car washes, and vending machines, with in-store checkout through a single management portal and payout. We similarly allow other complex retail ecosystems like hotels, shopping malls, and arenas to manage their diverse mix of attended retail, self-service kiosks, parking, and EV charging stations under one centralized system.

Pursue Targeted and Strategic M&A

Since 2014, Nayax has leveraged acquisitions to expand geographically, gain access to strategic technology, broaden our solution portfolio, and expand our commercial reach. Along with organic growth, we strategically pursue M&A opportunities where they align with our long-term objectives, guided by our successful track record and systematic pipeline. Our M&A strategy rests upon three pillars:

•
Geographic Expansion: Nayax uses M&A to accelerate regional expansion, helping us enter new markets faster, acquire strategic customers, mitigate regulatory challenges, and expand our product reach. We target unattended market leaders with profitable operations, at least 10,000 connected devices, and strong growth potential. Examples include our acquisitions of a leading Brazilian technology provider for the automated self-service industry, which significantly advanced our expansion into Latin America and extended our service offerings across Brazil; and Retail Pro, a global retail POS software leader, which brought 130,000 POS licenses and a significant, global distribution network.

•
Distribution Channel Consolidation: Nayax leverages M&A to consolidate distribution channels to secure direct access to strategic customers, reduce costs and increase efficiency in key markets, enhance operational control, and replace poorly performing distributors. We focus on unattended market leaders with profitable operations, at least 10,000 connected devices, and a core TAM of at least 500,000 devices. Examples include InOne Technology, rebranded as Nayax LLC, a North American distributor now responsible for more than 35% of Nayax’s global revenue, and VendCheck, rebranded as Nayax Australia to enhance marketing, sales, and support while offering expanded solutions and innovations to the Australian market.

•
Technological Advancement: Nayax pursues M&A to accelerate technological innovation and prowess in strategic growth verticals such as EV charging, retail kiosks, and mass transit. Acquisitions allow us to fill technology gaps, deliver value-added revenue, and integrate complementary solutions into our platform. We target market-leading or disruptive technologies that can be integrated within 12–18 months. Examples include Weezmo, which we acquired in early 2021 to enhance our portfolio of marketing tools for retailers; Tigapo, in which we acquired a majority stake in 2021 to expand our platform offering for US amusement operators; OTI, which we acquired in 2022 to strengthen our smart payment solutions for automated self-service machines; and Roseman Engineering, which we acquired in 2024 to strengthen our energy sector offerings with advanced fleet management, cloud management, and AVI (Automatic Vehicle Identification) tools.

Sales and Marketing

We rely upon a variety of direct and indirect sales channels, including local Nayax subsidiaries in 11 countries, a broad network of resellers and distributors, online direct sales, and relationships with OEMs, who integrate and embed Nayax products into their own product offerings. We have launched e-commerce websites in the U.S., Canada, the U.K., Australia, the Netherlands, France, Germany, Austria, Switzerland, Sweden and Italy, enabling new and existing customers to purchase our products directly. Plans are underway to expand these platforms to additional countries and territories in the near future.

Our marketing strategy incorporates diverse advertising channels, search engine optimization, and targeted campaigns for small and medium-sized businesses. We also engage through social media, host webinars and events, and distribute audience-tailored promotional materials, email marketing, and articles. We optimize our go-to-market channels and customer journey by tracking and analyzing customer interactions across all advertising channels, ensuring brand excellence, high customer satisfaction, and continuous improvement.

Components and Manufacturing

We view hardware sales as a strategic tool for gaining new customers, strengthening existing relationships, and driving recurring revenue growth. Our approach to hardware manufacturing and component sourcing varies based on the specific requirements of our automated self-service and attended retail use cases, as detailed below:

•
Automated Self-Service: We design and develop our integrated POS devices and software for automated self-service customers in-house. We rely upon a limited number of manufacturing subcontractors, who purchase all necessary components and supply us with POS devices as a finished product, with certain exceptions. We place manufacturing orders as necessary to fulfill purchases by our customers, adjusting production volumes dynamically based upon our needs.

•
Attended Retail: Nayax currently partners with four suppliers to procure standard, off-the-shelf hardware for our attended retail customers. Although we customize color schemes, branding, and packaging to reflect our marketing strategy, we do not make any major modifications to the underlying hardware to maximize scalability and reliability. We work with multiple suppliers, each specializing in different product categories, to minimize our risks from supply chain disruptions or dependency on a single source.

Since we compete with a variety of other companies for components, we are exposed to supply risks like shortages, price fluctuations, tariffs, and delivery delays. When the COVID-19 pandemic caused a global shortage of essential components for our products, we faced an increase in costs during the latter half of FY 2021 and 2022, although the situation improved considerably in 2023 and into today. We strive, however, to maintain the supply of our POS device products despite such challenges.

Technology

Our proprietary technology infrastructure is the foundation of our platform and business operations. We rely upon a global network of data centers and physical servers, each capable of hosting more than 100 virtual machines, to route transactions made on our devices to the proper processing channel or network. Our flexible infrastructure supports secure cashless payments with more than 80 payment methods, including most debit and credit cards, NFC- and QR-based payments, and prepaid cards. As of December 31, 2024, our infrastructure processed millions of transactions each day from more than 1,259,000 managed and connected devices, and served more than 95,000 customers via our real-time, data-driven software management platform.

Our Networks Operation Center team monitors our services 24/7, leveraging automated testing and thousands of alerts to detect and prevent potential infrastructure issues and downtime before they occur.

Our platform is built and maintained by a multidisciplinary development team of software, hardware, database administrators, DevOps, mobile developers and other IT experts. Our agile approach to product development fosters innovation and facilitates swift and frequent releases of new products and updates. Collaboration is central to our in-house development process, allowing us to deliver impactful and functional updates quickly and accelerate timelines based on customer urgency.

The following diagram depicts a standard transaction flow, which is central to our business operations:

Our robust back-end infrastructure allows us to process thousands of transactions per second and handle hundreds of simultaneous processes. Our versatile API platform enables seamless integration across our solutions, supported by extensive protocols that allow us to serve a variety of automated self-service points of sale with a “plug and play” setup. Our API suite includes, but is not limited to:

•	Marshall, a simple serial protocol designed to connect our integrated POS devices to PC-based machines;

•	LYNX, which provides input / output data to third-party systems; and

•	Cortina, a collection of API methods which allows a third-party payment gateway to process payments via Nayax systems as depicted in the following diagram:

Research and Development

Nayax invests heavily in research and development to create new products, including both hardware and software, and integrate new technologies, expanding our selection of products and services to better serve existing target verticals and enter new ones. We strive to continuously improve and update our current products to include new functions, mechanisms, and capabilities to reflect evolving customer needs and new technical capabilities. Our research and development capability is very flexible, allowing Nayax to develop a wide range of solutions in-house and through collaboration with partners and customers, as well as to integrate acquired technologies and products smoothly.

We invested $25.3 million, $21.9 million and $22.1 million in research and development in 2024, 2023, and 2022, respectively.

Intellectual Property

Protecting our proprietary technology and intellectual property, including trade secrets, know-how, software code, patents, and trademarks, is an important aspect of our business. We rely upon federal and state statutory and common law, foreign law, licensing agreements, non-disclosure agreements, confidentiality agreements, and other contractual and technical mechanisms to establish, maintain, and protect our intellectual property and proprietary technology. However, legal protections may not always be effective at preventing unauthorized access to our intellectual property and proprietary technology. Intellectual property laws, procedures, and restrictions provide limited protection, leaving our proprietary rights and technologies exposed to potential challenge, invalidation, infringement, circumvention, misappropriation, and other forms of violation. In certain jurisdictions, weaker intellectual property laws compared to the U.S. may leave our proprietary technology and rights unprotected.

While Nayax primarily relies upon its own intellectual property, developed and owned by Nayax, to operate our business, we also use a combination of open-source and third-party licensed software in connection with our services. Although we believe that these licenses adequately support our business operations, they typically limit our use of third-party intellectual property to specific purposes and time periods.

As of December 31, 2024, we owned the following assets:

•
Patents: We own four issued U.S. patents, five issued Israeli patents, two issued European patents, and four patents issued in other jurisdictions. We also have several active patents applications in various jurisdictions.

•	Domain Names: We own eight registered website domains.

•
Trademarks: We maintain trademarks and service marks on or in connection with our proprietary technology and services, including both unregistered common law marks and issued trademark registrations, in jurisdictions including Israel, the United States, Japan, Australia, the European Union, the United Kingdom, China and Mexico, and others.

Our in-house expertise is a key component of our intellectual property and a barrier to theft and replication by our competitors. Developing our sophisticated platform required years of complex coordination among highly specialized employees, and we believe it would be immensely challenging, costly, and time-intensive for competitors to reverse engineer or duplicate our accumulated years of knowledge and ongoing efforts. We safeguard our expertise, trade secrets, and confidential information with IT security measures, limits on access to and distribution of sensitive information, and confidentiality agreements with employees, consultants, developers, and vendors.

We intend to pursue additional intellectual property protections where we believe it would advance our business objectives and support our competitive position, but we cannot guarantee that these efforts will adequately safeguard our intellectual property or provide a competitive advantage. We have previously faced, and expect to face in the future, claims from third parties, including competitors, alleging infringement, misappropriation or other violation of their trademarks, copyrights, patents, or other intellectual property rights, or challenging the validity or enforceability of our intellectual property. We are not currently a party to any such legal proceedings that, individually or collectively, management believes likely to have a material adverse impact on our business, financial condition, operating results, or cash flows.

See “Item 3. Key Information—D. Risk Factors—Risks related to data security, privacy, information technology and intellectual property” for a more comprehensive description of risks related to our intellectual property.

Culture and Human Capital

Since Nayax was founded in 2005, we have grown from just three employees to more than 1,100 employees around the globe as of December 31, 2024, including team members in Israel, the United States, Canada, the United Kingdom, Germany, Lithuania, Ukraine, Brazil, China, Japan, Australia, New Zealand, and other countries. Our culture is defined by four pillar principles, known collectively as OLAH:

•	Ownership: We empower employees to take responsibility for their decisions and outcomes, fostering accountability, entrepreneurial thinking, and meaningful results for our customers.

•	Listen: We listen closely to our customers and each other, uncovering opportunities to innovate, building stronger relationships, and deliver solutions that solve customer pain points.

•	Act: We encourage employees of all levels to be decisive, challenge the status quo, and take calculated risks to better serve our customers and meet their needs quickly and effectively.

•	Honesty: We place honesty and integrity at the heart of every action we take, sustaining collaboration within our team and forging lasting, trust-based partnerships with our customers.

Our innovative solutions are the direct result of closely collaborating with our customers to understand their unique needs and challenges. We work closely with our customers to solve their most pressing problems, helping our employees build expertise, cultivate a customer-centric mindset, and see the impact of their work each and every day. Nayax employees are proud to help our clients compete and grow, improving their commercial wellbeing with innovative solutions that simplify their operations and help them reach their target customers with flexible payment, loyalty, and customer engagement tools.

Nayax invests in its employees through frequent training and incentive-based compensation, cultivating a capable, tight-knit, and motivated workforce eager to face new challenges, achieve greater goals, and sustain long-term growth. Our employees think like founders and entrepreneurs, applying their natural creativity and deep expertise to provide outstanding products and services for both new and existing customers. Nayax offers a training platform known as WIN, where employees can access a wide variety of specially designed educational programs to familiarize themselves with our products and values.

Most research and development and product management activities are carried out in Israel and Ukraine. Since war broke out in the Gaza Strip on October 7, 2023, Nayax has taken steps to support our Israeli employees with increased flexibility for remote work, individual and group therapy support, babysitting allowances for partners of those serving in the military, and donations to charitable and volunteer efforts. We are monitoring the situation in Ukraine and have offered relocation assistance and accommodations to our employees there, as well. Neither the conflict in Israel or Ukraine, nor the response by the international community, has to date had a material impact on our research and development and product management activities, nor on our results of operations and financial condition.

Legal Proceedings

We are, from time to time, party to various legal proceedings arising out of our ordinary course of business.

During 2023, the ICA requested from us certain documents and other information related mainly to our acquisition of OTI. We cooperated fully and transparently with the ICA throughout its investigative process, and, on February 3, 2025, we entered into the Consent Decree with the ICA to settle allegations of anticompetitive practices and failing to obtain necessary ICA consent in connection with the acquisition. Pursuant to the Consent Decree, we and Yair Nechmad, our CEO and Chairman, agreed to pay a sum of NIS 2,500,000 (approximately $701,000) and NIS 240,000 (approximately $67,300), respectively, to the Israeli State Treasury, and we agreed to provide up to 6,500 OTI POS kits, comprised of the Telebox hardware units paired with Uno 8/Uno Plus card readers, over a period of five years, to third parties who may sell, distribute, and market the OTI POS kits under their own brands in the Israeli market. The Consent Decree is subject to public commentary and will become effective upon approval by the Israeli Competition Court. We do not believe the terms of the settlement will have a significant adverse effect on our business, financial condition or results of operations.

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

Recent Developments in Our Business

During 2024, our offerings, engagements and global footprint have expanded. Here are some examples:

•
We acquired VMT, a leading technology provider for the automated self-service industry in Brazil. This strategic acquisition marks a significant step in our expansion into the Latin American market by enabling us to leverage VMT’s established position serving thousands of retailers in diverse industries in hundreds of cities across Brazil.

•
We acquired Roseman Engineering, a Tel-Aviv based fuel and electric vehicle management software solution provider that allows managers of gas stations to track fuel station income, reduce expenses and increase operational efficiencies. This acquisition complements our existing offerings utilized by EV charging station operators worldwide.

•
We launched EV CloudPay, a cloud-based payments solution to facilitate payments at EV charging stations. EV CloudPay is a single cloud-based kiosk that facilitates the payments for multiple chargers (without having to download and use multiple mobile apps), enabling a seamless experience for charging station operators and customers.

•
Our VPOS Touch card reader was designated Best Payment System from The Vendies, an annual UK-based vending industry award. VPOS Touch helps operators stay on top of their business via telemetry technology that communicates with a vending management system and app. VPOS Touch won the same award for Best Payment System in 2021 and won the Payment System of the Year award from The Vendies in 2016, 2017 and 2018.

•
We opened a new Technical Support Center for the U.S. market aimed at enhancing our customer support quality, reducing call times and increasing customer satisfaction. We have also worked to automate several onboarding processes, with the goal of enabling us to continue to scale without compromising on support responsiveness.

•
We entered into a collaboration agreement with DKV Mobility, a B2B platform for on-the-road payment solutions that will further expand our payments acceptance across Europe. DKV Mobility offers access to the largest energy-agnostic acceptance network in Europe, including tens of thousands of fuel service stations and hundreds of thousands of public and semi-public EV charging stations.

•
We entered into a strategic partnership with Slovakia’s ASO Vending, the country’s largest vending machine operator. This partnership will include the installation of thousands of Nayax card readers on vending machines throughout the country, more than doubling Nayax’s active devices in Slovakia.

•
We entered into a strategic partnership with Ayden to globally expand its EV charging and automated self-service payments infrastructure. This partnership introduces the world’s first global omnichannel payment service provider solution for EV charging, integrating our payment and loyalty platform into Adyen’s international platform. Additionally, this global partnership enables us to expand into new regions, such as Latin America and APAC, while reducing operational costs.

•
We entered into a strategic partnership with A2Z Cust2Mate Solutions Corp. to integrate our automated self-service mobile payment system with A2Z Cust2Mate’s cart platform for small retails stores. This collaboration will enable customers to complete their shopping journey directly from their smart cart, eliminating the need for checkout lines, with a seamless “pick-and-go” experience.

•
We launched the Energy EV Kiosk, a payment processing solution for EV charging stations. The Energy EV Kiosk enables a seamless and fast payment experience for drivers charging their vehicles using credit cards, debit cards or mobile wallets without the need for individual payment devices on each charger.

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

Israel. Nayax operates in Israel through an Israeli subsidiary, Nayax Israel Ltd., as a payment aggregator and, as such is currently regulated under the Supervision of Financial Services (Regulated Financial Services) Law, 5776-2016 (the “Supervision Law”). The Supervision Law imposes a licensing obligation on and sets forth a comprehensive regulatory framework for the provision certain financial services and credit in Israel, and provides limitations on managing businesses engaged in such activities. Pursuant to the Supervision Law, the Company received a license to provide financial asset services as well as a license to provide credit from the Capital Market, Insurance and Savings Authority in Israel (the “CMISA”). In accordance with the Supervision Law, Nayax holds an extended license to provide financial asset services, which is valid until December 31, 2025, and holds a basic license to provide credit services, which is valid until December 31, 2028. The Company is in the process of renewing both of these licenses. Additionally, pursuant to the Supervision Law, a controlling shareholder of a licensed entity must hold a controlling permit issued by the CMISA. Accordingly, each of our controlling shareholders, Mr. Amir Nechmad, Mr. Yair Nechmad and Mr. David Ben-Avi, currently holds a control permit pursuant to the Control Law.

Commencing on June 6, 2024, the regulatory framework for the supervision and licensing of non-banking payment services providers will be based on the Regulation of Payment and Payment Initiation Services Law, 2023 (“RPSL”), which is based on the European Directives PSD II and EMD, a regulation designed to create a more competitive and secure payments landscape in Europe. Under RPSL, as a general rule, entities providing payment services (including payment aggregators) will be supervised by the Israel Securities Authority (the “ISA”) and will be required to obtain a payment company license. Controlling shareholders of a licensed payment company will be required to apply for a control permit. As a transitional provision, payment services providers holding a license to provide financial asset services or a license to provide credit under the Supervision Law may continue to operate pursuant to the Supervision Law until June 6, 2026, provided that they provide notice to the ISA and file an application for a payment services license under RPSL within certain timeframes.

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

We are also subject to anti-money laundering laws and regulations set out by the jurisdictions in which we operate, and we engage in standard “know-your-customer” diligence prior to initiating a customer relationship that screens customers against sanctions lists including the Israeli Ministry of Defense Terror list, the U.S. Specially Designated Nationals and Blocked Persons list, the U.K. Consolidated List of Designated Persons and a consolidated list of people, groups, and entities who are subject to EU financial sanctions. This process must be completed before any payment relationship is established with a customer. In Israel, because we are licensed as a financial services provider, it is subject to Israel’s Prohibition of Money Laundering Law, 5760-2000 (the “Prohibition of Money Laundering Law”) and to the Anti-Money Laundering Order (Duties of Identification, Reporting and Record-Keeping of Financial Asset Services Providers and Credit Services Providers for the Prevention of Money Laundering and Terror Financing) 5778-2018 promulgated thereunder (the “Order”). We are also subject to obligations under the Prohibition of Money Laundering Law and Order. First, under the Order we are subject to various “know your customer” requirements, including identification and verification of clients, as well as certain reporting, record-keeping and sanctions list screening requirements. Second, we are required to have a dedicated officer who is responsible for fulfilling the requirements of the Prohibition of Money Laundering Law and Order.

Data Privacy

Because we collect, store, share, disclose, transfer, use and otherwise process (“Process”) consumer information and other data and engage in marketing and advertising activities to deliver our services to our customers and our customers’ end users (consumers), we are also subject to laws, rules, regulations and industry standards that address privacy and data protection. Each of these laws, rules, regulations and standards relating to privacy, data protection and/or data security, and any other such changes or new laws, rules, regulations or standards could impose significant limitations, require changes to our business, or restrict our Processing of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct.

In the U.S., various federal, state, and local laws, rules, and regulations apply to the Processing of personal information. In addition to numerous privacy and cybersecurity laws, rules, and regulations already in place, U.S. states are increasingly adopting laws imposing comprehensive privacy and cybersecurity obligations, which may be more stringent, broader in scope, or offer greater individual rights with respect to personal information (including sensitive personal information) than foreign, federal, or other state laws, rules, and regulations, and such laws, rules, and regulations may differ from or conflict with each other. For example, the CCPA broadly defines personal information and requires companies that process information of California residents to make disclosures to consumers about their data collection, use and sharing practices. The CCPA also gives California residents expanded privacy rights and protections, such as affording them the right to opt out of certain data sharing with third parties, right to access and request deletion of their information and provides a new cause of action for certain data breaches that result in the loss of personal information. Additionally, the CCPA introduces additional obligations such as data minimization and storage limitations and granting additional rights to California residents such as correction of personal information and additional opt-out rights. It also establishes a regulatory agency dedicated to enforcing the CCPA. The CCPA and other laws, rules, regulations and standards relating to privacy, data protection and data security may require us to modify our data Processing practices and policies and may cause us to incur substantial costs and expenses in order to comply.

In the EEA, we are subject to the GDPR, and in the United Kingdom, we are subject to the U.K. GDPR, in each case in relation to our Processing of data relating to an identifiable living individual (personal data). The GDPR, along with national implementing legislation in EEA member states, and the U.K. GDPR, impose strict data protection compliance requirements including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data Processing activities; granting rights for data subjects in regard to their personal data (including data access rights, the right to be “forgotten” and the right to data portability); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data Processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

Recent legal developments in Europe have created complexity and uncertainty regarding data transfers from the EEA to countries outside of the EEA in respect of which the European Commission or other relevant regulatory body has not issued an adequacy decision. Furthermore, the United Kingdom similarly restricts transfers of personal data to countries outside of the United Kingdom to countries such as the United States that the U.K. government does not consider to provide an adequate level of personal data protection. While we currently rely on the standard contractual clauses promulgated and recently substantially revised by the European Commission and the United Kingdom’s International Data Transfer Agreement (or the United Kingdom’s approved international data transfer addendum to the European Union’s standard contractual clauses) for such transfers, on July 10, 2023, the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the European Union to the United States under the recently adopted EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the United Kingdom for the U.K.-U.S. Data Bridge). However, the EU-U.S. Data Privacy Framework (and the U.K.-U.S. Data Bridge) may be in flux as such new adequacy decision has been challenged, and is likely to face additional challenges, including at the Court of Justice of the European Union.

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

Our ability, like those of other advertising technology companies, to collect, augment, analyze, use, share and otherwise process data relies upon the ability to uniquely identify devices across websites and applications, and to collect data about user interactions with those devices for purposes such as serving relevant ads and measuring the effectiveness of ads. The processes used to identify devices and similar and associated technologies are governed by U.S. and foreign laws and regulations and are dependent upon their implementation within the industry ecosystem. Such laws, regulations and industry standards may change from time to time, including those relating to the level of consumer notice and consent required before a company can employ cookies or other electronic tools to collect data about interactions with users online.

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

Nayax Ltd. is the ultimate holding company for our subsidiaries. As of December 31, 2024, we had 30 (direct or indirect) subsidiaries. The following table sets out for the subsidiaries we consider significant as of December 31, 2024, the country of incorporation, and the percentage ownership and voting interest held by us.

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

Facilities

Our principal executive office is located in Herzliya, Israel. In addition to our Herzliya office, we also have offices in the United States, as well as nine other countries. We lease each of our offices. We believe that our current facilities are adequate to meet our immediate needs.

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

Overview

Nayax unifies payments, operations management, and customer engagement tools into a powerful, adaptable platform for modern commerce. Our solutions empower businesses to enhance customer experience, accept cashless payments, and manage their operations with a robust ‘Internet of Things’, or IoT, software platform, helping achieve long-term growth. Nayax serves a global network of merchants, ranging from small operators to global enterprises in industries like vending, EV charging, parking, amusements, ticketing machines, laundromats, car washes, arcades, and attended retail. As of December 31, 2024, 2023 and 2022, we served approximately 95,000, 72,000 and 47,000 customers, respectively, in more than 120 countries across all continents, supporting 35 languages, more than 50 currencies and more than 80 payment methods.We serve a diverse range of self-service verticals, including vending machines, kiosks, self-checkouts, ticketing machines, laundromats, gaming terminals, and EV charging stations. Our success in automated self-service commerce has enabled us to expand into attended retail with in-store solutions designed to scale efficiently, deploy flexibly, provide a superior experience for end-consumers, and integrate seamlessly with our suite of automated self-service solutions.

Our revenue growth depends on acquiring new customers, retaining existing ones, and expanding sales across both groups by delivering essential solutions that drive business growth and cost efficiency. We cater to a broad range of customers, from single-location SMEs to multinational enterprises managing extensive POS networks. Our strategy prioritizes both market segments with a scalable and adaptable platform built to support the distinct needs of various industries and business models. Our revenues can be divided into three categories:

•	Software and ongoing services, including SaaS solutions;

•	Payment processing fees; and

•	Hardware sales and other one-time revenues, such as professional services.

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

Together, our SaaS Revenue and Payment Processing Fees comprise what we refer to as our recurring revenue. In the years ended December 31, 2024, 2023 and 2022, approximately 40%, 39% and 43% of our recurring revenue was comprised of SaaS Revenue, and approximately 60%, 61% and 57% was comprised of Payment Processing Fees, respectively.

	Year ended December 31,
	2024	2023	2022
SaaS Revenue ($millions)	88.5	58.9	45.3
YoY Growth	50%	30%	30.9%
Payment Processing Fees ($millions)	133.8	92.1	59.5
YoY Growth	45%	55%	63%

Revenue from the sale of integrated POS devices is derived from one-time revenues from the sale of our devices. Our integrated POS devices support businesses by streamlining transactions, increasing the likelihood that customers complete purchases, and reducing costs through our end-to-end SaaS and payment processing platform.

Below is a breakout of revenue for the fiscal years 2024, 2023 and 2022:

	Year ended December 31,
	2024		2023		2022
	Revenue ($ millions)	Rate of total income	Revenue ($ millions)	Rate of total income	Revenue ($ millions)	Rate of total income
SaaS Revenue and Payment Processing Fees	222.3	70.8%	151.1	64.1%	104.8	60.4%
Revenue from sale of integrated POS devices	91.7	29.2%	84.4	35.9%	68.7	39.6%

We use a dollar-based net retention rate as a measurement of the loyalty of our customer base. The net retention rate is measured as a percentage of revenue from returning customers in a given period as compared to the revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn. We have shown a robust net retention rate of over 100% in each of 2024, 2023 and 2022, which was driven by our low customer churn and continued growth of our customers’ businesses.

	Year ended December 31,
	2024	2023	2022
Net revenue retention	129%	144%	131%

Our Business Model

We drive growth by delivering an end-to-end commerce platform that connects businesses to a powerful, integrated, and sticky ecosystem of payments, data, and operational tools. Our POS devices, which are easy-to-install and frequently come pre-installed in OEM-manufactured equipment, serve as the gateway to this platform, embedding our technology deep into everyday business operations. Since we design most of our hardware and software in-house, we can innovate faster than our competitors and customize our solutions to address new verticals, consolidate our market position, and expand our serviceable market.

Global Payments Suite

Our global cashless payments platform enables businesses to accept the payment methods their customers prefer. Our integrated POS devices support more than 80 payment methods, including major credit and debit cards, mobile wallets, prepaid cards, and QR-based options. We process payments in over 50 currencies across 120 countries, leveraging direct connections with global acquirers to maximize payment conversion and facilitate seamless cross-border expansion.

Telemetry and Management Software Suite

Our complete management software suite enables businesses to synthesize diverse operational data into real-time insights, remotely manage their network of IoT-connected devices, integrate external systems via APIs, and perform key tasks like monitoring inventory, adjusting prices, managing employees, and generating detailed business and reconciliation reports. Our platform allows businesses to reduce downtime, optimize resource allocation, and make data-driven decisions while maintaining the flexibility to scale, integrate with new systems, and navigate an increasingly complex and competitive marketplace.

Loyalty and Marketing Suite

Our comprehensive loyalty and marketing tools enable businesses to engage consumers across multiple channels, integrating in-store and digital interactions to enhance customer retention and maximize marketing impact. Our platform allows businesses to design, launch, and manage targeted loyalty programs and marketing campaigns while leveraging real-time data to track and optimize performance. Monyx, our digital wallet app, and Weezmo, our customer analytics and digital marketing engine, empower businesses to connect online and in-store journeys, offer personalized promotions, and manage outreach via social media, SMS, and email, driving deeper consumer engagement and repeat visits.

Integrated POS Devices

Our integrated POS devices combine flexible payment acceptance with IoT-enabled telemetry, delivering a reliable and complete solution for both self-service and in-store environments. We engineer our hardware and software in-house to precise specifications, ensuring high functionality, durability, and seamless integration. Our devices are exceptionally easy to install, and our frictionless onboarding process allows most businesses to manage activation independently, enabling them to begin collecting payments quickly and seamlessly.

Factors Affecting our Performance

Acquisition of New Customers

Our long-term success depends on appealing to a diverse array of new customers across both automated self-service and attended retail markets. Our flexible solutions allow us to refine our messaging and sales approach by vertical, strengthening our ability to connect with a wide range of businesses as a differentiated and high-impact growth partner offering both deep industry expertise and seamless scalability.

We have a proven track record of securing enterprise Requests for Proposals, or RFPs, while operating an efficient, automated SME acquisition channel that minimizes costs and accelerates adoption. Since our ability to attract new customers relies, among others, on the strength of our sales team, the effectiveness of our marketing, and referrals from satisfied customers, we expect to increase investments in sales, marketing, and customer acquisition for our integrated POS devices and professional services over time.

Revenue Retention and Expansion Within our Existing Customer Base

Our ability to retain customers and grow revenue within our existing base is a key driver of long-term success. We believe our flexible platform creates substantial upselling and cross-selling opportunities, and our strategy focuses on expanding our footprint within customer operations, introducing value-added services that enhance efficiency and automation, and capturing a greater share of transaction volume. Once deployed, our platform becomes an essential part of customer operations, with high switching costs and the mission-critical nature of our solutions increasing stickiness and reducing churn. Approximately 70% of total revenue for the year ending December 31, 2024, can be attributed to existing customers and our dollar-based net retention rate was approximately 129%.

Type of Business on our Platform

Our revenue depends, among others, upon the industries we serve, the total volume of payments processed, and the currencies in which transactions occur. Since transaction sizes, payment preferences, and digital adoption rates vary widely across verticals and geographies, we may see shifts in our revenue mix, average transaction size, and overall payment volume as we continue to expand into new verticals, markets, and regions.

Industry Trends

We believe that industry trends like increasing adoption of cashless payments, growing consumer preference for automated self-service, and businesses’ need for more efficient point-of-sale solutions has positively impacted our revenues in recent years and continue to present significant growth opportunities. Our ability to continue capitalizing on these trends may depend upon macroeconomic factors such as inflation and consumer spending and business-specific considerations like regulatory approvals and competitor behavior.

Geographic Expansion

We may pursue entry into new geographic markets to hedge against region-specific economic fluctuations, expand our addressable market, and fully leverage our existing global network of payment methods and multi-currency support. Offering businesses in emerging markets access to our seamless, scalable payment infrastructure would bridge gaps in financial access, unlock new revenue streams, and create long-term growth opportunities by establishing an early leadership position in high-potential regions where digital commerce adoption is surging.

Customer Growth Rates

We believe our long-term revenue growth is closely tied to the success of our customers, and we are committed to helping drive their expansion. Our platform enables businesses to scale efficiently and process greater transaction volumes, allowing us to capture more payment processing revenue and reinforcing our role as a trusted partner. We will continue to invest in solutions that help our customers grow, enhance their revenue potential, and drive their continued engagement with our platform.

We expect the number of locations on our platform to increase as our customers grow their businesses and open new sites. Since our platform eliminates the need for multiple vendors, streamlines operations, and enhances payment processing efficiency, we believe businesses will remain within our ecosystem as they expand.

Innovation and Solution Development

We believe continuous innovation is essential to maintaining our market leadership, and we plan to invest in research and development to strengthen our existing solutions, evolve alongside our customers, and unlock strategic opportunities in new markets. Although we expect increased research and development spending to affect operating margins in the short term, these investments position us to develop and scale new products that drive adoption, strengthen customer relationships, and fuel long-term revenue growth.

Economic Conditions

We believe that the following macroeconomic and geopolitical considerations are likely to influence our future financial performance:

•
Global Economic Growth: Slower economic expansion may lead businesses to scale back or delay investments in our integrated POS devices and services. Consumers could also reduce discretionary spending in response to slower growth, reducing our overall transaction volumes.

•
Supply Chain Disruptions: Component shortages, or anticipated or unanticipated logistical disturbances could disrupt our ability to manufacture and fulfill orders on time, increasing the cost of essential components and shipping or impacting our ability to meet contractual commitments.

•
Interest Rates: Rising interest rates could increase borrowing costs for our customers, limiting their ability to invest in new locations, upgrade payment infrastructure, or adopt our integrated POS solutions at the same pace.

•
Inflation: Volatility in component prices has already affected production costs for our integrated POS devices, and prolonged inflation may further strain margins. While general inflation has not yet significantly impacted customer demand for our solutions, persistent cost increases could require adjustments in pricing or supply chain strategies to maintain affordability and competitiveness.

•
Tariffs: Elevated tariffs on essential imported materials, including steel and aluminum, could lead to higher manufacturing expenses for our integrated POS devices, potentially reducing our profit margins. Suppliers also may attempt to renegotiate or terminate contracts if tariffs unexpectedly raise their operating costs or disrupt their own supply chains.

Please refer to “Item 3. — D. Risk Factors” for a more comprehensive and detailed discussion of trends and uncertainties that could impact our future financial performance and operating results.

Components of our Consolidated Income Statement

Revenues

We generate revenue from three primary sources:

•
SaaS Subscriptions: We charge monthly fees per billable device for access to our telemetry and management software, with pricing based on a tiered subscription model. Customers can choose from multiple plans, each offering different levels of functionality and support, ensuring flexibility for businesses of all sizes. Revenue is recognized over the subscription period once service begins.

•
Payment Processing Fees: We charge a transaction fee for payments processed through our platform, typically calculated as a percentage of the total transaction amount. We recognize revenue from Payment Processing Fees as gross revenue because we are responsible for facilitating, managing, and ensuring the completion of the transaction. We recognize fees paid to our acquiring partners as cost of revenues because they are direct expenses incurred to deliver that service.

•
Hardware Revenue: We generate one-time revenue from the sale of integrated POS hardware. Although we believe that businesses can optimize their sales performance, cost efficiency, and customer experience by deploying our integrated POS devices in conjunction with our SaaS solutions and payment processing infrastructure, our hardware supports multiple functionalities and can be purchased as a standalone product. We recognize revenue from hardware sales when control of the device transfers to the customer, as each sale is a distinct performance obligation separate from any related services.

We expect recurring revenue—including SaaS subscriptions and payment processing fees—to grow as a proportion of our revenue mix over the long term, supporting our path to profitability.

Cost of Revenues

Our Cost of Revenues can be divided into three primary categories:

•
Hardware-Related Costs includes all expenses associated with the production, sale, and distribution of our integrated POS devices, including hardware component costs, shipping and handling expenses, external manufacturing services, salary-based and share-based compensation for employees, quality control, and infrastructure costs related to testing and production oversight.

We reduced hardware-related costs in 2024 by enhancing production efficiency and leveraging improved global supply chain conditions to renegotiate supplier contracts, reduce material costs, and ensure more stable pricing for key components. We will continue to identify opportunities over the coming year to expand our gross margin by optimizing hardware design, refining cost controls, and improving overall operational efficiency.

We attribute approximately $64.1 million, or 37.3%, of our cost of revenues in 2024 to hardware, representing a 6.3% reduction compared to 2023. We plan to continue investing in hardware products as the foundation of our continued growth and gateway to our platform while maintaining our focus on reducing manufacturing costs.

•	Payment Processing-Related Costs includes interchange and flat fees paid to processing agencies, including merchant acquirers and card networks, for payment processing services.

We attribute approximately $88.3 million, or 51.2%, of our total cost of revenues in 2024 to payment processing expenses.

•
SaaS-Related Costs includes all expenses associated with developing or maintaining our SaaS platform and device communication network, expenses related to our Tier 1 customer support team, and relevant employee-related costs, including salary-based and share-based compensation.

We attribute approximately $20.1 million, or 11.6%, of our total cost of revenues in 2024, to our SaaS solutions. We plan to continue investing in SaaS and customer support as essential components of our overall value proposition, which may negatively impact our gross margins in the short-term.

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

Depreciation and Amortization in Respect of Technology and Capitalized Development Costs

Depreciation and amortization arise of internally developed technology and intangible assets related to technology obtained through our business combination and acquisition activity.

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

General and administrative expenses consist primarily of employee expenses and other related costs derived from the following departments: finance, legal, administrative, human resources and information technology, and also include related stock-based compensation costs, corporate overhead allocations, consulting, management and professional fees, computer and system maintenance and other expenses incurred in connection with the day-to-day operation of our business.

We expect selling, administrative and general expenses to moderately increase as we push to grow our customer base and product offering. However, we expect that selling, administrative and general expenses will decrease as a percentage of revenue over time as we continue to scale our business.

Finance Income (Expense), Net

Financing income (expense), net include interest on bank loans, other long-term loans, lease liabilities, exchange rate differences and other financing expenses incurred in connection with sustaining our operations. Our functional currency is U.S. dollar, and a material portion of our expenses are incurred in NIS. In addition, we receive payments in a significant number of different currencies including U.S. dollar, euro, Australian dollar, and British pound. Consequently, we are exposed to fluctuations in different exchange rates relative to the U.S. dollar.

a.          Financial Income

	Year ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands
Interest income on cash and bank deposits	3,110	1,685	-
Financial income in respect of change in fair value options	148	-	423
Financial income in respect of shareholders and related companies	150	24	15
Financial income in respect of finance sub-lease	-	17	-
Financial income in respect of exchange rate differences	-	767	-
	3,408	2,493	438

b.          Financial Expenses

	Year ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands
Interest expense on bank loans and bank fees	(6,181)	(3,389)	(993)
Financial expenses in respect of change in fair value options	-	(310)	-
Financial expenses in respect of loans from others	(197)	(591)	(70)
Financial expenses in respect of other liabilities	(1,552)	(161)	(167)
Financial expenses in respect of leases liabilities	(333)	(330)	(260)
Financial Expenses in respect of exchange rate differences	(2,634)	-	(1,968)
	(10,897)	(4,781)	(3,458)

How we Assess the Performance of our Business

In addition to operational metrics such as number of customers, number of managed and connected devices, number of transactions and financial measures determined in accordance with IFRS, we also use Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

   Key Operating Metrics

We regularly monitor the following operating and financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the financial and operating metrics presented below are useful in evaluating our business. Although these operating and financial metrics are frequently used by investors and security analysts in their evaluation of companies, such metrics have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results of operations as reported under IFRS. In addition, our operating and financial metrics may be calculated in a different manner than similarly titled metrics used by other companies. Note that our key operating metrics presented below for 2024 include data as a result of the acquisition of Roseman Engineering and VMT in the second quarter of 2024. and for 2023 include data as a result of the acquisition of Retail Pro in the last quarter of 2023.

   Number of Customers

We track the number of customers that use our products and services as a gauge for the size and growth profile of our business. We define number of customers as the number of unique customers that have transacted using our platform within the period presented.

The following table sets forth number of customers for the periods indicated:

	As of December 31,
	2024	2023	2022
Number of customers	95,060	72,252	47,385
YoY growth	32%	52%	60%

   Number of Managed and Connected Devices

We track managed and connected devices as a measure of the fixed subscription base in our business. We define the number of managed and connected devices as the number of integrated POS devices that were utilized by customers within the period presented.

The following table sets forth managed and connected devices for the periods indicated:

	As of December 31,
	2024	2023	2022
Number of managed and connected devices (in thousands)	1,260	1,044	725
YoY growth	21%	44%	40%

   Number of Transactions

We track the number of transactions executed using our integrated POS devices as a way to track the growth of payment processing revenues in our business.

The following table sets forth the number of transactions for the periods indicated:

	Year ended December 31,
	2024	2023	2022
Number of transactions (in millions)	2,378	1,841	1,304
YoY growth	29%	41%	64%

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

Non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Non-IFRS financial information may be different from similarly titled measures used by other companies. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed below. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses are excluded or included in determining these non-IFRS financial measures.

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

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period excluding finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs and our share in losses of associates accounted for by the equity method.

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

	Year ended December 31,
	2024	2023	2022
	In USD thousands
Loss for the period	(5,631)	(15,887)	(37,509)
Finance expenses, net	7,489	2,288	3,020
Tax expenses	1,247	1,215	451
Depreciation and amortization	21,370	12,505	9,028
EBITDA	24,475	121	(25,010)
Share-based payment costs	7,187	6,027	8,747
employment benefit cost(1)	541	-	-
Non-recurring issuance and acquisition costs(2)	2,023	444	1,790
Share of loss of equity method investee	1,270	1,555	1,794
Adjusted EBITDA	35,496	8,147	(12,679)

(1)	Consists of other compensation arrangements provided to the shareholders of VMT.
(2)
Consists primarily of (i) expenses incurred in connection with our listing on Nasdaq, (ii) professional fees and other expenses incurred in connection with our acquisitions, (iii) fees and expenses, other than underwriter discount and commissions, incurred in connection with our March 2024 underwritten public offering of 3,130,435 ordinary shares, (iv) settlement arrangement and legal expenses incurred in connection with and throughout the ICA’s investigative process related to our acquisition of OTI.

Results of Operations

We have based the following discussion on our consolidated financial statements which you should read in conjunction with these financial statements, as it is qualified in its entirety by reference to them. The following tables set forth our results of operations. On November 30, 2023, we acquired Retail Pro for a purchase price that represents an implied enterprise value of $36.5 million. On April 1, 2024, we acquired Roseman Engineering for an implied enterprise value of approximately $5.675 million (NIS 21 million). On April 30, 2024, we acquired VMT for an implied enterprise value of approximately $27 million (BRL 137.5 million), which includes an earnout and other contingents (recognized in its fair value in our financial statements in the amount of approximately $14.76 million). Our results of operations reflect results from Retail Pro, Roseman Engineering and VMT following the dates of each such acquisition, respectively.

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	In USD thousands
Revenues	314,013	235,491
Cost of revenues	172,479	147,198
Gross Profit	141,534	88,293
Research and development expenses	25,374	21,928
Selling, administrative and general expenses	98,196	70,320
Depreciation and amortization in respect of technology and capitalized development costs	11,566	6,430
Other expenses	2,023	444
Share of loss of equity method investee	1,270	1,555
Profit (Loss) from ordinary operations	3,105	(12,384)
Financial Income	3,408	2,493
Financial Expense	(10,897)	(4,781)
Loss before taxes on income	(4,384)	(14,672)
Tax expenses	(1,247)	(1,215)
Loss for the year	(5,631)	(15,887)

Revenue

The following table provides a breakdown of our primary revenue streams.

	Year ended December 31,
	2024	2023
	In USD thousands
Revenue from the sale of integrated POS devices	91,677	84,406
Recurring revenue	222,336	151,085
Total revenue	314,013	235,491

Total revenue for the year ended December 31, 2024 increased by $78.5 million, or 33%, from $235.5 million for the year ended December 31, 2023. Revenue from the sale of integrated POS devices increased by $7.3 million, or 9%, from $84.4 million for the year ended December 31, 2023 as a result of a 14% increase in integrated POS devices sold. Recurring revenue increased by $71.2 million, or 47%, from $151.1 million, of which $29.6 million was attributable to an increase in SaaS Revenue as a result of an increase in the number of managed and connected devices and $41.7 million was attributable to an increase in processing activity as a result of a higher volume and value of transactions. Our revenue mix in 2024 continues to shift moderately towards recurring revenue. In 2024, approximately 70.8% of our total revenue came from recurring revenue compared to 64.2% in 2023. We expect that our revenue mix will continue shifting towards recurring revenue in coming years.

Cost of Revenues

The following table provides a breakdown of our cost of revenues attributable to our primary revenue streams.

	Year ended December 31,
	2024	2023
	In USD thousands
Cost of integrated POS devices sales	64,106	68,433
Cost of recurring revenue	108,373	78,765
Total cost of revenue	172,479	147,198

Total cost of revenues for the year ended December 31, 2024 increased $25.3 million, or 17%, from $147.2 million for the year ended December 31, 2023.

Costs attributable to integrated POS devices sales decreased by $4.3 million, or 6%, from $68.4 million, primarily as a result of an increase in the number of integrated POS devices sold offset by a decrease in manufacturing costs. Cost of revenues attributable to our recurring revenue stream increased by $29.6 million, or 38%, from $78.8 million, primarily as a result of a higher transaction value and an increase in the number of managed and connected devices in the period.

Gross Profit

Total gross profit for the year ended December 31, 2024 increased by $53.2 million, or 60.3%, from $88.3 million for the year ended December 31, 2023. Total gross profit margin increased to 45.1% from 37.5% for the year ended December 31, 2023.

Gross profit relating to the sale of integrated POS devices increased by $11.6 million, or 73%, from $16.0 million for the year ended December 31, 2023, primarily due to an increase of approximately $2.4 million as result of an increase in integrated POS devices sold and a decrease of approximately $9.2 million in manufacturing costs. Gross margin from integrated POS devices sales increased by 11.2%, from 18.9% in 2023, largely due to a decrease in manufacturing costs.

        Gross profit relating to recurring revenue increased by $41.6 million, or 58%, from $72.3 million for the year ended December 31, 2023, primarily as a result of an increase in SaaS Revenue attributable to a higher installed device base from increased integrated POS devices sales and an increase in Payment Processing Fees from increased transaction volumes and value. Gross margin relating to recurring revenue increased 3.4% from 47.9% for the year ended December 31, 2023, primarily stemming from a moderate shift in revenue mix towards SaaS Revenue stream, optimizing key contracts with several bank acquirers and improved our smart-routing capabilities.
Research and Development Expenses

Research and development expenses for the year ended December 31, 2024 were $25.4 million, compared to $21.9 million for the year ended December 31, 2023, an increase of $3.5 million, primarily driven by a $8.7 million increase in employee salary expense and related costs due to the growth in our headcount among subcontractors and our recent acquisitions of Retail Pro, Roseman Engineering and VMT, offset by an increase of $5.3 million in capitalized development costs primarily stemming from investing in new products and features.

Selling, Administrative and General Expenses

Total selling, administrative and general expenses for the year ended December 31, 2024 increased $27.9 million, or 40%, from $70.3 million for the year ended December 31, 2023, primarily due to $3.8 million increase in costs of professional and regulatory services; an increase of $7.1 million in IT related costs, depreciation expenses and other office-related costs; and an increase of $13.6 million in employee-related costs due to the growth in our headcount, higher salary costs, and our recent acquisitions of Retail Pro, Roseman Engineering and VMT which amounted to an aggregate of $7.9 million.

Depreciation and Amortization in Respect of Technology and Capitalized Development Costs

Depreciation and amortization in respect of technology and capitalized development costs for the year ended December 31, 2024 were $11.6 million, compared to $6.4 million for the year ended December 31, 2023, an increase of $5.2 million, primarily driven by amortization of technology assets derived from our recent acquisition of Retail Proin 2023, and Roseman Engineering and VMT in 2024.

Other Expenses

Other expenses for the year ended December 31, 2024 were $2 million, primarily attributable to professional fees and other expenses, incurred in connection with our March 2024 underwritten public offering of 3,130,435 ordinary shares, and professional fees and other expenses incurred in connection with the acquisition of Roseman Engineering and VMT in the second quarter of 2024, including other compensation arrangements provided to the shareholders of VMT, and amounts paid pursuant to the Consent Decree entered into with the ICA including professional expenses arising in connection with and throughout the ICA’s investigative process, compared to $0.4 million in other expenses for the year ended December 31, 2023, primarily attributable to professional fees incurred in connection with the Retail Pro acquisition.

Equity Method Investee

Our share in losses of associates accounted for by the equity method amounted to $1.3 thousand for the year ended December 31, 2024. This loss is attributable to our investment in Tigapo.

Finance Expenses, Net

Finance expenses, net for the year ended December 31, 2024 were $7.5 million compared to $2.3 million for the year ended December 31, 2023, an increase of $5.2 million. The increase was primarily driven by exchange rate fluctuations, interest on our additional credit facility and long-term loans from banks to fund our recent acquisitions, offset by an increase in financial income derived from public offering issuance funds, which were deposited with a bank, and cash in segregated accounts.

Geographic Distribution

Our corporate headquarters is located in Israel, where we manufacture our devices and manage our sales and marketing efforts. We also consider Israel to be our research and development center. A significant part of our operations, however, is conducted through foreign subsidiaries and other third-party distributors in Europe, North America, Australia and the rest of the world.

The below table sets forth our revenue breakdown per geographic region for the years indicated:

	Year ended December 31,
	2024	2023
	In USD thousands
United States	123,033	83,528
Europe (excluding United Kingdom)	76,000	72,887
United Kingdom	38,688	26,391
Australia	27,521	22,484
Israel	16,967	13,095
Rest of the World	31,804	17,106
Total	314,013	235,491

See Note 5 to our consolidated financial statements included elsewhere in this annual report for more information.

Comparison of the Years Ended December 31, 2023 and 2022

This analysis can be found in Item 5 of the Company’s annual report on Form 20-F filed with the SEC on February 28, 2024.

Cash Flows

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our cash flows for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	(in USD thousands)
Net cash generated from (used in):
Net cash generated from operating activities	42,902	8,798
Net cash flows used in investing activities	(45,906)	(36,831)
Net cash flows generated from financing activities	50,844	31,551
Increase in cash and cash equivalents	47,840	3,518

Net Cash Generated from Operating Activities

Our cash flow from operating activities is generated primarily from reducing our net loss for the period excluding non-cash items and changes in working capital. We use our cash flows generated from operating activities to provide working capital for current and future operations.

For the year ended December 31, 2024, net cash generated from operating activities was $42.9 million, an increase of $34.1 million from $8.8 million of net cash generated from operating activities for the year ended December 31, 2023. The increase in cash generated from operating activities was primarily due to hardware improvements, implementing measures to optimize our hardware infrastructure through analysis and targeted investments, resulting in increased efficiency. This builds on the decrease over time started in 2023 in the volatility in costs derived from the global components’ shortage. Improved processing costs resulting in efficiencies in managing transaction flow between various acquirers which led to lower processing costs, an operational leverage derived from revenue growth outpacing the increase in operational expenses, resulting in improved operational leverage and higher profitability. In addition, timing of processing activities and increased processing volume in 2024 compared to 2023 positively impacted working capital balances and cash flow.

Net Cash Used in Investing Activities

Our investing activities have primarily consisted of acquisitions and investments in technology.

For the year ended December 31, 2024, net cash used in investing activities was $45.9 million compared to net cash used in investing activities of $36.8 million for the year ended December 31, 2023, an overall change of $9.1 million. The increase was primarily driven by $24.9 million in capitalized development and technology costs focused on market expansion and new product development, as well as strategic investments in infrastructure, including the purchase of property, plant, and equipment, to support future growth, an increase in bank deposits investments resulting from successful capital-raising, net cash used of $14.9 million in connection with the acquisitions of VMT and Roseman Engineering offset by an increase in interest received from cash balances and bank deposits.

Net Cash generated from Financing Activities

Our financing activities in 2024 consisted primarily of proceeds from our March 2024 underwritten public offering on Nasdaq and repayment of loans received from banks and certain other lenders and changes in short-term bank credit facilities.

For the year ended December 31, 2024, net cash generated from financing activities was $50.8 million compared to $31.5 million for the year ended December 31, 2023, an overall change of $19.3 million. The increase in net cash provided from financing activities was primarily driven by $62.6 million capital raise from our March 2024 underwritten public offering, $22.8 million long-term loan from banks to fund the acquisitions of Retail Pro and Roseman Engineering offset by $62.5 million changes in short-term bank credit and repayment of loans received from banks and other certain lenders.

Comparison of the Years Ended December 31, 2023 and 2022

This analysis can be found in Item 5 of the Company’s annual report on Form 20-F filed with the SEC on February 28, 2024.

B.	Liquidity and Capital Resources

We fund our operations from our net cash flows generated from operating activities and issuances of equity. In addition to these cash flows, we have entered into certain debt arrangements to provide additional liquidity and to finance our operations.

In May 2023 we entered into a short-term credit facility in the amount of NIS 17 million with an Israeli bank that bears a prime based variable interest rate. As of December 31, 2024, we had no outstanding balance under this short-term credit facility.

In July 2023, the Company entered into an additional short-term credit facility with an Israeli bank in the amount of $9.75 million, which was later increased to $30 million. The short-term credit facility bears a prime based variable interest rate. As of December 31, 2024, a total of $17 million was outstanding under the short-term credit facility.

In November 2023, we acquired Retail Pro. We funded the cash portion of the consideration payable at the closing, in the amount of approximately of $17 million, with a short-term credit facility we received earlier in the year. This bridge loan bears a variable interest rate based on the secured overnight financing rate (SOFR). In parallel with the bridge loan, the bank approved a long-term loan in the amount of approximately $17 million. The long-term loan was fully executed on February 25, 2024 and bears a SOFR based variable interest rates. Other than a covenant requiring us to use cash generated by Retail Pro to finance our payment obligations to the sellers, and certain covenants related to our reported financing expenses, the long-term loan did not require a change in existing covenants. As of December 31, 2024, a total of $16.5 million was outstanding under the long-term loan.

We are a party to an additional short-term credit facility with an Israeli bank with commitments totalling $15 million. This short-term credit facility bears a prime based variable interest rate. As of December 31, 2024, a total of $6.3 million was outstanding under the short-term credit facility.

In December 2024, we received a loan in an amount of NIS 21 million from an Israeli bank. The loan is repaid in quarterly installments over a period of six years commencing on the date of its receipt, and bears a prime based variable interest rate.

The financing arrangements described above required us to accept customary restrictive covenants that limit our ability to pay dividends, repurchase our ordinary shares and incur or guarantee indebtedness.

In May 2020 we received a state-guaranteed long-term loan totalling NIS 15 million from an Israeli bank. The loan bears a prime based variable interest rate and is repayable in 48 equal monthly installments beginning May 2021. As of December 31, 2024, a total of NIS 0.38 million was outstanding under this long-term loan.

As of December 31, 2024, a wholly owned subsidiary of the Company had an outstanding short-term loan of $2 million (NIS 7.2 million) from an Israeli bank. The short-term loan bears variable interest rate. The loan is renewed monthly at the Company’s sole discretion.

In August 2023, we filed with the ISA a shelf prospectus (the “Shelf Prospectus”). Such Shelf Prospectus allows the Company to raise funds from time to time through the offering and sale of various securities including debt and equity, in Israel, at the discretion of the Company. Any offering of these securities will be made pursuant to filing a supplemental shelf offering report which will describe the terms of the securities being offered and the specific terms of the offering. On February 9, 2025, at the Company’s request, the ISA extended the term of the Shelf Prospectus through August 23, 2025.

On February 13, 2025, we announced that we are considering, and our board of directors has authorized our management to prepare for, an offering of warrants and notes in Israel. In preparation therefor, we filed with the ISA a draft deed of trust and summaries of the terms of the notes. The timing, terms and the amount to be raised in such offering have not been determined and are subject to further approval by the Company’s board of directors, the ISA and the Tel Aviv Stock Exchange. There is no assurance that the offering will be completed. The warrants and notes, if offered, will not be registered under the Securities Act.

In October 2023, we filed with the SEC a Registration Statement on Form F-3 (the “Registration Statement”). Such Registration Statement allows us to raise from time to time up to $70,000,000 through the offering and sale of various securities including debt and equity, at the discretion of the Company. The Registration Statement also provided for the offer and sale by certain selling shareholders of up to 1,294,219 ordinary shares, in the aggregate, from time to time in one or more offerings, but we are not entitled to any funds raised from such sales. On March 12, 2024, we completed an underwritten public offering of 3,600,000 ordinary shares under the Registration Statement, in which we sold 2,600,000 ordinary shares (including the overallotment option), and certain selling shareholders offered and sold a total of 1,000,000 ordinary shares (the proceeds of which were paid to the selling shareholders). The offering utilized approximately $67.6 million of the Company’s availability under the Registration Statement, and resulted in net proceeds to the Company of approximately $62.4 million, after deducting the underwriting discount and fees and offering expenses payable by the Company.

Any offering under either the Shelf Prospectus or the Registration Statement would comply with the registration requirements under the Securities Act and any applicable U.S. state securities laws or, alternatively, utilize an applicable exemption from any such registration, as the case may be.

We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months from the date of this Annual Report. Our future capital requirements will depend on many factors, including our revenue growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors, including those described above in “Factors Affecting our Performance”. We may, in the future, enter into additional arrangements to acquire or invest in complementary businesses, which could increase our cash requirements.

We may be required to seek additional equity or debt financing. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when required or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table presents information about our current directors and executive officers.

Name	Position(s)	Age
Directors
Yair Nechmad	Co-Founder, Chairman and Chief Executive Officer	62
David Ben-Avi	Co-Founder, Chief Technology Officer and Director	51
Rina Shafir	Director	61
Vered Raz Avayo	Director	55
Nir Dor	Director	61
Reuven Ben Menachem	Director	64
Eran Havshush	Director	49
Executive Officers
Sagit Manor	Chief Financial Officer	52
Oren Tepper	Chief Commercial Officer	53
Keren Sharir	President and Chief Marketing Officer	45
Tami Erel	Chief Business Operations Officer	49
Gal Omer	Chief Legal Officer	42
Oded Frenkel	Chief Customer Officer	44
Moshe Shmaryahu	Chief Information Officer	57
Yaron Aharon	Chief Operating Officer	58
Aaron Greenberg	Chief Strategy Officer	30
Erez Aminpour	Chief Product Officer	42
Eden Zafrani	Chief Human Resources Officer	43

The following is a brief summary of the business experience of our directors and executive officers. Unless otherwise indicated, the current business addresses for our directors and executive officers is 3 Arik Einstein Street, Bldg. B, 1st Floor, Herzliya 4659071, Israel.

Directors

Yair Nechmad. Mr. Nechmad has served as our Chief Executive Officer and Chairman of our board of directors since 2005. Before co-founding Nayax in 2005, Mr. Nechmad served as Managing Director at Eden Springs Israel from 2000 to 2004. Mr. Nechmad also previously served as Vice President of Marketing at Eden Springs Group from 1998 to 2000, where he was responsible for the brand development across Israel and Europe. Prior to that, Mr. Nechmad was the advertising manager at the Central Bottling Co. Ltd., a Coca-Cola manufacturer in Israel, from 1990 to 1998. Mr. Nechmad holds a Bachelor of Science degree in political science from Tel Aviv University.

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

Rina Shafir. Ms. Shafir has served as a member of our board of directors since 2021. Ms. Shafir also currently serves as an independent director and chairperson of the audit committee for IBI Investment House Ltd., Shlomo Real Estate Ltd and Biolight Life Sciences Ltd. She also serves as an independent director and chairperson of the finance committee of Almeda Ventures, and as an independent director of Sunflower Sustainable Industries Ltd., Ackerstein Group Ltd. and Yahav Educational Fund & Savings for Physicians Ltd. Ms. Shafir is a member of Investment Committee of Israel’s Sovereign Wealth Fund (The Israeli Citizens’ Fund). Ms. Shafir has also previously served as an independent director and chairperson of the investment committee at Analyst Provident Funds Ltd. and as an independent director of Biolight Life Sciences Ltd., Kesem ETFs Ltd., Clal Finance Ltd. and Gamatronic Industries Ltd. Ms. Shafir has previously served as senior vice president at the Tel Aviv Stock Exchange Ltd, Head of the Trading Department and Clearing Houses until 2012 and CEO at Impact—Investments Portfolio Management Ltd., a subsidiary of Union Bank. Ms. Shafir holds a Bachelor of Arts in economics and an MBA from the University of Tel Aviv.

Vered Raz Avayo. Ms. Avayo has served as a member of our board of directors since 2021. Ms. Raz Avayo currently serves as CEO of Amor Business Development and Consulting Ltd. and as a director of Apollo Power Ltd. (TASE: APLP) and Foresight Autonomous Holdings Ltd. (Nasdaq: FRSX). Ms. Raz Avayo previously served as chief financial officer of the Leviev Group, and as a director of several publicly traded companies, with managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, capital markets, retail, diamonds, jewelry, and aviation and from 2021 to January 2022 served as chief financial officer of Save Foods Inc. (Nasdaq: SVFD). Ms. Raz Avayo holds a degree in Business Administration from The College of Management Academic Studies and a Master of Fine Arts from the University of Tel Aviv.

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

Eran Havshush. Mr. Havshush has served as a member of our board of directors since July 2024. Mr. Havshush served as an independent director at Boymelgreen Capital Ltd. (an Israeli public company) from 2012 until 2014. He has served as a partner in A. Omer & Co., an Israeli accounting firm, since 2002, and has acted as a consultant to the Company since 2012, providing services related to taxation, capital investments and other financial and accounting matters. Mr. Havshush also served as the Company’s auditor from 2006 to 2009. Mr. Havshush is a certified public accountant and holds a Bachelor of Arts degree in Economics and Accounting and a Master of Business Administration specializing in finance, both from Bar-Ilan University in Ramat Gan, Israel.

Executive Officers

Sagit Manor. Ms. Manor has served as our Chief Financial Officer since 2021. Prior to joining Nayax, Ms. Manor served for four years as chief executive officer and chief financial officer of Nyotron, an information-security company. Prior to Nyotron, Ms. Manor served as vice president of finance and chief financial officer of Verifone, Inc., a financial technology manufacturing company. Ms. Manor currently serves as a director of Tigo Energy Inc. (Nasdaq: TYGO). Ms. Manor is a certified public accountant and holds a Bachelor of Arts degree in Business and Accounting from the College of Management Academic Studies in Rishon LeZion, Israel.

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

Keren Sharir. Ms. Sharir has served as our President since August 2024 and Chief Marketing Officer since 2014. Ms. Sharir holds a Bachelor of Science degree in mathematics and computer science from the University of Haifa. Prior to that, Ms. Sharir served as a marketing executive in a few high-tech companies and held strategic managerial role in an Israeli consulting company and Israeli Government office in New York.

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

Aaron Greenberg. Mr. Greenberg has served as our Chief Strategy Officer since February 2024 and as CoinBridge’s CEO since January 2025. Mr. Greenberg spent his career on Wall Street with experience across a variety of areas including investing, banking, trading, regulatory, risk, strategy and tax. Prior to joining Nayax, Mr. Greenberg spent two years as managing partner of Tiberius Capital Markets, a division of Arcadia Securities (“Tiberius”), a strategic advisory and M&A practice. While at Tiberius, Mr. Greenberg served as a financial and strategic advisor to Nayax, leading the Company’s recent acquisition of Retail Pro as well as other strategic initiatives within the Company. Prior to Tiberius, Mr. Greenberg served on the investment team of Lucerne Capital Management, a 20-year-old hedge fund specializing in European mid-cap equities. Concurrently, Mr. Greenberg was Chief Strategy Officer of European Sustainable Growth Acquisition Corp., a U.S.-listed SPAC focused on ESG investing in Europe. Prior to this, Mr. Greenberg held various positions at Wells Fargo Bank and its affiliates, most recently as a portfolio manager evaluating operational inefficiencies and credit policy within the Corporate Investment Bank (CIB). Mr. Greenberg holds a Bachelor of Arts in Economics and History from Yale University in New Haven, CT.

Erez Aminpour. Mr. Aminpour has served as our Chief Product Officer since June 2024. Mr. Aminpour previously served as our VP Payment Solutions from 2022 to 2024, and prior to that as our Head of Payment Solutions from 2019 to 2022. Prior to joining Nayax, Mr. Aminpour served as senior project manager for SHVA, an automated bank services company, as a project and product manager, and analyst at Leumi Card and in various positions with the Israeli Defense Forces, including product manager at HATAL, the ground forces’ technology unit. Mr. Aminpour holds a Master of Business Administration from Tel Aviv University and a Bachelor of Science in both information system engineering and information technology from the Technion – Israeli Institute of Technology in Haifa, Israel.

Eden Zafrani. Mr. Zafrani has served as our Chief Human Resources Officer since June 2024. Prior to joining Nayax, Mr. Zafrani served as head of the commander’s training department at the city of training bases of the Israeli Defense Forces from 2021 to 2024. Prior to that, Mr. Zafrani served various human resources roles in the Israeli Defense Forces for approximately 20 years. Mr. Zafrani holds a Bachelor of Science in psychology, sociology and anthropology from Bar-Ilan University in Tel Aviv and a Master of Business Administration in both business management and technological entrepreneurship from Ono Academic College in Kiryat Ono, Israel.

B.	Compensation

Compensation of Directors and Executive Officers

In the year ended December 31, 2024, we recorded aggregate compensation costs of approximately $6.28 million, including share-based compensation, to all our directors and executive officers as a group.

Presented below is a description of the compensation payments made during the year ended December 31, 2024, as recognized in our audited consolidated financial statements for the year then ended, to each of the five highest compensated executive officers of the Company or of corporations under its control (in terms of cost to the Company):

Remuneration for services(1)
Name	Position	Scope of employment	Salary	Bonus	Share-based payment	Management fees	Consulting fees	Total

		In thousands
Yair Nechmad	Co-Founder, Chairman and Chief Executive Officer	100%	$483	—	$811	—	—	$1,294
David Ben-Avi	Co-Founder, Chief Technology Officer and Director	100%	$483	—	$811	—	—	$1,294
Sagit Manor	Chief Financial Officer	100%	$317	73	$243	—	—	$633
Carly Furman	General Manager, North America	100%	$508	—	$80	—	—	$588
Keren Sharir	President and Chief Marketing Officer	100%	$277	32	$92	—	—	$400

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

Beginning on January 1, 2022, pursuant to the terms of the Founder Services Agreements, the management fee paid to such founders was increased by 2.5% and, pursuant to the Founders Services Agreements, it shall increase each year at such rate. In addition, we issued options to each of such founder (collectively, the “Options”) to purchase 725,000 ordinary shares under our 2018 Plan (as defined below) (as adjusted to give effect to the 2022 Reverse Share Split). The Options vest over a period of five years, subject to satisfying certain Company performance goals related to growth in Company revenues and gross profit as set forth in the Founders Services Agreements, and are exercisable during a five-year period from their vesting date. The exercise price of the Options is NIS 105 per share (after giving effect to the 2022 Reverse Share Split), which was the public offering price of the Company’s ordinary shares in its initial public offering on the TASE in May 2021. As of February 25, 2025, 580,000 of the Options were outstanding and not vested.

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

Compensation of our Directors

Our directors, including external directors but excluding directors who are also Officers of the Company, are entitled to receive compensation in accordance with the fixed amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, and as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, as in effect from time to time. In accordance with such regulations, each such director currently receives an annual fee of NIS 76,888 (equal to approximately $21,082) and a per meeting fee of NIS 2,863 (equal to approximately $785). In addition, all of the Company's directors are entitled to benefit from coverage under the Company’s directors and officers liability insurance policies and from the letter of indemnification provided to such directors by the Company.

For a discussion of our compensation committee, which we refer to as our remuneration committee, and further discussion regarding the compensation of our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—C. Board Practices” below.

In addition to compensation as a director, Mr. Havshush provides certain services to the Company pursuant to a services agreement. For a description of the terms of the services agreement entered into with Mr. Havshush, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Services Agreement with Mr. Havshush” below.

Share Option Plans

Global Equity Incentive Plan (2018)

Our Global Equity Incentive Plan (2018), or the 2018 Plan, was adopted by our board of directors in December 2018 and amended in May 2021. The 2018 Plan provides for the grant of options and restricted stock units (“RSUs”) to our employees, officers, directors, consultants and other service providers in order to incentivize them to become, and to remain, employed or engaged by us, encouraging a sense of proprietorship and stimulating active interest in our success.

Authorized Shares. As of December 31, 2024, there were options and RSUs outstanding under the 2018 Plan to purchase approximately 2.44 million ordinary shares. Ordinary shares subject to options and RSUs granted under the 2018 Plan that are not exercised by the grantee within the exercise period and in accordance with the terms of the 2018 Plan shall become available again for future grant under the 2018 Plan.

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

Grants. All options granted pursuant to the 2018 Plan are evidenced by an option agreement in a form approved by the board of directors, which shall set forth the terms and conditions of the option grant, and any other documents required by the Company. Unless otherwise explicitly provided in an award agreement, if any option has not been exercised (including where the shares covered thereby not paid for) within five years after the grant date, as set forth in the award agreement, such option shall terminate and all interests and rights in connection with such options shall expire.

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

Termination of Employment. Upon the termination of a grantee’s employment or service for any reason, all unvested options shall immediately expire and terminate and the shares covered by such options shall again be available for issuance under the 2018 Plan. In the event of termination of a grantee’s employment or service for any reason other than cause or disability (as such terms are defined in the 2018 Plan), or death, all vested and exercisable options held by such grantee as of the relevant date shall remain exercisable until the earlier of: (a) a period of 90 days from the date of termination; or (b) expiration of the term of the option. If a grantee’s employment or services with the Company is terminated for “cause,” all outstanding options held by such grantee (whether vested or unvested) will immediately terminate. If a grantee’s employment or services with the Company is terminated due to such grantee’s death, all vested and exercisable options shall remain exercisable by the grantee’s estate or by a person who acquires the right to exercise the option by bequest or inheritance until the earlier of: (a) a period of 12 months following the grantee’s death; or (b) expiration of the term of the option.

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

Merger or Acquisition. In the case of certain transactions such as certain mergers, acquisitions or reorganizations, or sales or dispositions of all or substantially all of the shares or assets of the Company, the outstanding (including the unexercised, vested, unvested or restricted in any manner) portion of each outstanding award shall be assumed or substituted with an equivalent award or the right to receive consideration from the acquiring or successor corporation or an affiliate thereof, as shall be determined by such entity and/or the board of directors, subject to the terms of the 2018 Plan. In the event that the successor corporation or any affiliate thereof does not provide for such an assumption and/or substitution of outstanding awards and/or the provision of consideration for outstanding awards, then the board of directors shall have sole and absolute discretion to determine the effect of the transaction on the portion of awards outstanding immediately prior to the effective time of the transaction.

Nayax Ltd. 2013 Share Option Plan

In February 2013 we adopted the Nayax Ltd. 2013 Share Option Plan, or the 2013 Plan, which was amended in May 2021. We currently do not grant, and since 2017 we have not granted, awards under our 2013 Plan. In October 2020 the board of directors extended an offer to participants in our 2013 Plan to roll over their outstanding awards to the 2018 Plan. Following that offer, the board of directors cancelled 249,340 options under the 2013 Plan and replaced them with 246,000 options under the 2018 Plan, as adjusted for the 2022 Reverse Share Split. As of December 31, 2024, there were options to purchase approximately 54,000 ordinary shares outstanding under the 2013 Plan.

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

Rina Shafir and Vered Raz Avayo have served as our external directors since August 2021, and their current terms of office expire in July 2027.

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

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the ISA or an Israeli stock exchange. A person may also not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

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

Clawback Policy

The Company has adopted a policy for recovery of erroneously awarded compensation, or clawback policy, that complies with the SEC rules for Nasdaq listed companies. Our clawback policy was filed as Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Our internal auditor is presently Doron Cohen, of Fahn Kane (Grant Thornton Israel).
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

As of December 31, 2024, we had approximately 1,130 full-time employees, of whom more than 600 are in Israel, with the remainder in various countries including the United States, Ukraine, Australia, the United Kingdom, Japan, China, Germany and Canada. We value our employees and invest in them through training and compensation, including incentive compensation. Most of our research and development and product management activities are carried out in Israel and the Ukraine. Since the outbreak of the war in Israel on October 7, 2023, we have taken a series of steps to support our Israeli work force, including increased remote work opportunities, group and individual therapy support, allowance for babysitting when partners of our employees are performing reserve duty and donations for charitable and volunteer efforts of our employees. In addition, we are actively monitoring the situation in Ukraine and have extended our employees there assistance should they choose to relocate as we care deeply for the safety and well-being of our Ukrainian work force. To date, neither the Israel nor Ukraine conflict, nor the responsive measures taken by the global community in each case, have had a material impact on our research and development and product management activities, nor on our results of operations and financial condition.

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

The following table presents the beneficial ownership of our ordinary shares as of February 25, 2025 for:

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

The percentage of beneficial ownership for the following table is based on 36,725,768 ordinary shares outstanding as of February 25, 2025. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated, the address for each listed shareholder is: 3 Arik Einstein Street, Bldg. B, 1st Floor Herzliya 4659071, Israel.

As of February 25, 2025, there were three record holders of our ordinary shares located in the United States, holding shares representing approximately 14% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in “street name” by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Amir Nechmad(1)	6,927,921	18.86%
Yair Nechmad(2)	8,732,994	23.63%
David Ben-Avi(3)	7,149,135	19.34%
Other Executive Officers and Board Members
Rina Shafir	*	*
Vered Raz Avayo	*	*
Nir Dor	*	*
Reuven Ben Menachem	*	*
Eran Havshush	*	*
Sagit Manor	*	*
Oren Tepper	*	*
Keren Sharir	*	*
Tami Erel	*	*
Gal Omer	*	*
Oded Frenkel	*	*
Moshe Shmaryahu	*	*
Yaron Aharon	*	*
Aaron Greenberg	*	*
Erez Aminpour	*	*
Eden Zafrani	*	*

All executive officers and Board members as a group (18 individuals)	16,043,805	43.13%

*	Represents beneficial ownership of less than 1% of our total outstanding ordinary shares.

(1)	Consists of 6,927,921ordinary shares held of record by Mr. Amir Nechmad.

(2)
Consists of (i) 8,497,389 ordinary shares held of record by Mr. Yair Nechmad or a company wholly owned by Mr. Yair Nechmad and (ii) 235,605 ordinary shares subject to options held by Mr. Yair Nechmad that are exercisable.

(3)	Consists of (i) 6,913,530 ordinary shares held of record by Mr. Ben-Avi and (ii) 235,605 ordinary shares subject to options held by Mr. Ben-Avi that are exercisable.

B.	Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since January 1, 2024 with any of the members of our board of directors, any executive officer and any holder of more than 5% of our ordinary shares at the time of such transaction, or any immediate family members of the above individuals, where such family members or individuals had or will have a direct or indirect material interest, other than compensation arrangements with the Company, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Approval of Related Party Transactions

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party transactions under Israeli Law” for more information.

Shareholders’ Agreement

On March 9, 2021, Mr. Amir Nechmad, Mr. Yair Nechmad and Mr. David Ben- Avi (our “Controlling Shareholders”) entered into a shareholders’ agreement (the “Shareholders’ Agreement”). According to the terms of the Shareholders’ Agreement, it shall be in effect for so long as no single shareholder of the Company holds a greater number of shares than the aggregate number of shares held by the Controlling Shareholders. The following is a summary of certain terms of the Shareholders’ Agreement, which summary is not intended to be complete and is qualified in its entirety by the full text of the Shareholders’ Agreement, a copy of which is filed as an exhibit to this annual report.

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

Services Agreement with Mr. Havshush

Mr. Havshush, who became a director of the Company in July 2024, acted as a consultant to the Company since 2012, providing services related to taxation, capital investments and other financial and accounting matters. Fees paid by the Company to Mr. Havshush were $91,000, $88,000 and $112,000 in 2024, 2023 and 2022, respectively. Also, A. Omer & Co., an Israeli accounting firm where Mr. Havshush serves as a partner, has provided payroll and bookkeeping services to the Company and its Israeli subsidiaries since 2018. Fees paid by the Company (and its Israeli subsidiaries) to A. Omer & Co. were $148,000, $64,000 and $63,000 in 2022, 2023 and 2024, respectively.

On May 29, 2024, the Company, Mr. Havshush and A. Omer & Co. entered into a new service agreement (the “New Service Agreement”), pursuant to which Mr. Havshush will continue provide services to the Company related to accounting, tax reporting and compliance and other tax issues of the Company and its Israeli subsidiaries, mergers and acquisitions in Israel, and employee stock option plans, among others, for which he will receive a monthly fee of between NIS 20,000 to NIS 30,000 (equal to approximately $5,400 to $8,500, respectively), depending on hours worked, and additional compensation for services rendered in connection with completed acquisitions, offerings or additional special projects, equal to up to three times his monthly fees. In addition, under the New Service Agreement, A. Omer & Co. will continue to provide services to the Company and affiliated entities related to payroll, bookkeeping and tax matters, among others, with fees to be paid based on hourly rates of between NIS 200 and NIS 250 (equal to approximately $54 and $68, respectively), subject to a 25% discount. The foregoing is a summary of certain terms of the New Service Agreement, which summary is not intended to be complete and is qualified in its entirety by the full text of the New Service Agreement, a copy of which is filed as an exhibit to this annual report.

The fees paid to Mr. Havshush and A. Omer & Co. pursuant to the New Service Agreement are in addition to director fees paid to Mr. Havshush for his service as a director of the Company.

In addition, Mr. Havshush also provides audit, tax and consulting services on an ongoing basis to our founders, Mr. Yair Nechmad, Mr. Amir Nechmad and Mr. David Ben-Avi.

Family Employment Relationships

Oded Frenkel, the brother-in-law of David Ben-Avi, serves as the Chief Customer Officer of the Company and received compensation of approximately $204,000, $212,000 and $236,000 in 2024, 2023 and 2022, respectively. Additionally, Mr. Frenkel received options in 2023 to purchase 2,500 ordinary shares at the exercise price of $18.83 per share; and options in 2022 to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share.

Reuven Amar, the brother-in-law of David Ben-Avi, is an employee of the Company and received compensation of approximately $172,000, $177,000 and $206,000 in 2024, 2023 and 2022, respectively. Additionally, Mr. Amar received options in 2023 to purchase 2,500 ordinary shares at the exercise price of $18.83 per share; and options in 2022 to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share.

Arnon Nechmad, the son of Yair Nechmad, was hired by EV Meter Ltd., a wholly-owned subsidiary of the Company, in November 2021. Prior to that, Mr. Arnon Nechmad was an employee of another wholly-owned subsidiary of the Company and in 2023 he became an employee of the Company. Mr. Arnon Nechmad received compensation of approximately $91,000, $81,000 and $83,000 in 2024, 2023 and 2022, respectively.

Tal Tannenbaum, who became the daughter-in-law of Yair Nechmad in August 2022, has been a part-time employee of the Company since December 2021. Mrs. Tannenbaum received compensation of approximately $80,000, $55,000 and $26,000 in 2024, 2023 and 2022, respectively. In addition, in March 2022, Mrs. Tannenbaum received options to purchase 500 ordinary shares at the exercise price of $20.4 per share.

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

During 2023, the ICA requested from us certain documents and other information related mainly to our acquisition of OTI. We cooperated fully and transparently with the ICA throughout its investigative process, and, on February 3, 2025, we entered into the Consent Decree with the ICA to settle allegations of anticompetitive practices and failing to obtain necessary ICA consent in connection with the acquisition. Pursuant to the Consent Decree, we and Yair Nechmad, our CEO and Chairman, agreed to pay a sum of NIS 2,500,000 (approximately $701,000) and NIS 240,000 (approximately $67,300), respectively, to the Israeli State Treasury, and we agreed to provide up to 6,500 OTI POS kits, comprised of the Telebox hardware units paired with Uno 8/Uno Plus card readers, over a period of five years, to third parties who may sell, distribute, and market the OTI POS kits under their own brands in the Israeli market. The Consent Decree is subject to public commentary and will become effective upon approval by the Israeli Competition Court. We do not believe the terms of the settlement will have a significant adverse effect on our business, financial condition or results of operations.

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

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ordinary shares have traded on the TASE since May 2021, under the symbol “NYAX”, and on Nasdaq since September 2022, under the symbol “NYAX”.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Offering and Listing Details” above.

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

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except that such restrictions may exist with respect to shareholders who are residents of countries that are in a state of war with Israel.

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

We do not currently claim tax deductions for such expenditures for the year in which they are incurred but rather claim deductions in equal amounts over three years. From time to time, we may apply to the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such request, if made, will be granted.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to Israeli tax at the following rates: (i) Israeli resident corporations—0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, a tax rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply), (ii) Israeli resident individuals—20% and potentially a 3% or 5% surtax, as discussed below, (iii) non-Israeli residents (individuals and corporations)—20%, non-Israeli individuals - and potentially a 3% or 5% surtax, as discussed below, subject to a reduced tax rate under the provisions of an applicable tax treaty. Claim of tax benefits afforded by an applicable tax treaty is subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate.

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

The 2017 Amendment applies to PTEs that meet certain conditions, including: (1) the enterprise's research and development expenses in the three years preceding the relevant tax year were at least 7% on average of the total revenue of the company that owns the enterprise or exceeded NIS 75 million (approximately $21 million) in each such year and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as research and development expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.2 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the relevant tax year, provided that the turnover was at least NIS 10 million (approximately $2.8 million), in the relevant tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the relevant tax year, provided that the company employed at least 50 employees in the relevant tax year and in each of the preceding three years.

A SPTE is an enterprise that meets conditions 1 and 2 above, and in addition is part of a group of companies having aggregate annual revenues above NIS 10 billion (approximately $2.8 billion).

Preferred Technological income of a PTE, which is the portion of technological income derived from the benefitted intangible asset developed in Israel according to the NEXUS approach, satisfying the required conditions, will be subject to a reduced corporate tax rate of 12%. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”.

In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million (approximately $56 million), and the sale receives prior approval from the IIA.

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

Dividends distributed to individuals or non-Israeli shareholders by a PTE or a SPTE, paid out of Preferred Technological Income or capital gain derived from the sale of certain “Benefited Intangible Assets”, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty, which, in each case, will be withheld at source (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such 20% tax rate or lower treaty rate), and potentially a 3% or 5% surtax, as discussed below. However, dividends distributed to an Israeli company are not subject to tax. If such dividends are distributed to a foreign corporation (holding, solely or together with other non-Israeli companies, directly at least 90% in the Preferred Company or holding indirectly such 90% in the Preferred Company, subject to certain conditions) and other conditions are met, the applicable tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty (in each case, subject to the receipt in advance of a valid withholding certificate from the ITA allowing for such 4% rate or lower treaty tax rate).

We believe that we are eligible for tax benefits under the Investment Law. We also received a ruling from the ITA which determined that we qualify as a PTE under the 2017 Amendment subject to compliance with certain terms and to certain limitations. The ruling applies from the 2020 tax year until the 2024 tax year. We are in the process of obtaining a new ruling from the ITA confirming that we continue to qualify as a PTE. We expect to be able to enjoy tax benefits under the Investment Law after this period as well, but there can be no assurance that we will meet all the terms and conditions required under the Investment Law that will allow us to enjoy tax benefits under the Investment Law.

Taxation of Non-Israeli Resident Shareholders

Capital Gains Tax

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% and potentially a 3% or 5% surtax, as discussed below. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30% and potentially a 3% or 5% surtax, as discussed below. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person regarding the material affairs of the company on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or the power to direct the actions of someone who holds any of the aforesaid rights, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax, currently at a rate of 23%.

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

Individual shareholders whose income from the sale of securities considered as business income are taxed at the marginal tax rates applicable to business income – up to 47% in 2025 and potentially a 3% surtax, as discussed below.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held, is obliged to withhold tax in the amount of consideration paid upon the sale of securities (or the Real Capital Gain realized on the sale, if known) at the Israeli corporate tax rate (23% in 2025) or 25% in case the seller is an individual. The individual or the company may provide an approval from the ITA for a reduced tax withholding rate, according to the applicable rate.

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

Taxation on Receipt of Dividends

A distribution of dividends from income, which is not attributed to a Preferred Enterprise, to an Israeli resident individual, will generally be subject to income tax at a rate of 25% and potentially a 3% or 5% surtax, as discussed below. However, a 30% tax rate will apply if the dividend recipient is a “Substantial Shareholder” at the time of distribution or at any time during the preceding 12 months period and potentially a 3% or 5% surtax, as discussed below.

If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid from income, which is not attributed to Preferred (including Preferred Technological) Enterprise at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder” at the time of the distribution or at any time during the preceding 12- month period) and for Non-Israeli individuals – potentially a 3% or 5% surtax as discussed below, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a certificate from the ITA allowing for such relief is obtained in advance). Dividends paid on publicly traded shares, like our ordinary shares, are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the ITA allowing for such reduced withholding tax rate is obtained in advance). However, if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise, such distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% (subject to the receipt in advance of a certificate from the ITA allowing for such reduced tax rate). If the dividend is attributable in part to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the types of income.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% or 5% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2025, which amount is linked to the annual change in the Israeli consumer price index.

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

Certain Treasury regulations (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. However, the U.S. Internal Revenue Service (the “IRS”) has released notices which indicate that the Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions until such time as the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance). The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon a U.S. person’s particular circumstances. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax adviser regarding the creditability or deductibility of any non-U.S. taxes imposed on dividends on, or dispositions of, ordinary shares. This discussion does not apply to investors in this special situation.

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

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and the discussion below regarding the Foreign Tax Credit Regulations, Israeli taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. As discussed under “Taxation—Israeli Tax Considerations” above, Israel requires special procedures to be followed by U.S. Holders eligible for a reduced rate under the Treaty to obtain the benefit of such reduced rate. The rules governing foreign tax credits are complex. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes (including foreign withholding taxes treated as income taxes) to be creditable, the relevant foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. However, under the temporary relief in the notices described above, certain of the requirements for making this determination would not apply until such time as the IRS withdraws or modifies this temporary relief (or any later date specified in the relevant notice or guidance). Whether the IRS will withdraw this relief for 2025 or future years is inherently uncertain. You should consult your tax adviser regarding your eligibility for benefits under the Treaty and the creditability of any Israeli taxes in your particular circumstances.

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

As described in “Taxation—Israeli tax considerations” above, gains realized on the sale or other disposition of our ordinary shares may be subject to Israeli taxes, and as also described under “Taxation—Israeli Tax Considerations” above, Israel requires special procedures to be followed by U.S. Holders eligible for a reduced rate under the Treaty to obtain the benefit of such reduced rate. The rules governing foreign tax credits are complex, and you may not be eligible to claim a foreign tax credit with respect to any Israeli taxes imposed on gains realized on the sale or other disposition of our ordinary shares. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. However, under the temporary relief in the notices described above, certain of the requirements for making this determination would not apply until such time as the IRS withdraws or modifies this temporary relief (or any later date specified in the relevant notice or guidance). Whether the IRS will withdraw this relief for 2025 or future years is inherently uncertain.

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

You should consult your tax adviser regarding your eligibility for benefits under the Treaty, the creditability of any Israeli taxes, and whether any such tax can reduce the amount realized on the sale or other taxable disposition of our ordinary shares in your particular circumstances.

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

Based on the manner in which we currently operate our business, the current composition of our income and assets and the estimated value of our assets (including the value of our estimated goodwill, which is based on the current price of our ordinary shares), we do not believe we were a PFIC for the taxable year ended December 31, 2024. However, a company’s PFIC status is an annual determination that can be made only after the end of each taxable year, and our PFIC status for each taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including estimated goodwill (which may be determined by reference to the market value of our ordinary shares, which may be volatile). Our PFIC status is subject to uncertainties. We may be or become a PFIC if our market capitalization declines. Further, we may hold less than 25% minority stakes in other entities, which will generally be treated as passive for purposes of the PFIC rules. Therefore, we may be a PFIC if the value of any such minority stakes becomes substantial. Moreover, we may become a PFIC if we expand our business to include financing or similar transactions that may generate passive income. Accordingly, we cannot assure you that we will not be a PFIC for any taxable year.

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

Alternatively, if we were a PFIC and if our ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. The ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which the ordinary shares are listed, is a qualified exchange for this purpose. Generally, if you make a mark-to-market election, you will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). If you make the mark-to-market election, distributions paid on the ordinary shares will generally be treated as discussed under “—Taxation of Distributions” above. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances. In particular, you should consider the impact of a mark-to-market election with respect to your ordinary shares given that we may have Lower-tier PFICs, and there is no provision in the Code, Treasury regulations or other official guidance that would give U.S. Holders the right to apply a mark-to-market treatment to any Lower-tier PFIC the shares of which are not publicly traded.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own ordinary shares during any year in which we are a PFIC, you generally will be required to file annual reports on IRS Form 8621 (or any successor form) together with your U.S. federal income tax returns, subject to certain exceptions. You should consult your tax adviser regarding whether we are a PFIC for any taxable year and the potential application of the PFIC rules to your ownership of ordinary shares.

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

We will send our transfer or tabulation agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer or tabulation agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer or tabulation agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer or tabulation agent.

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

Foreign Currency Exchange Rate Risk

Our customers are located throughout the world, including Europe, North America, Latin America, Australia, the United Kingdom, Asia and Africa. Although our consolidated financial statements are reported in U.S. dollars, we conduct business in, and our revenue is earned in, multiple currencies, mainly U.S. dollar, euro, Australian dollar and British pound. We are also exposed to risks of currency volatility in certain emerging markets, and such volatility might be more pronounced. The majority of our costs is denominated in NIS. Consequently, we are exposed to foreign currency exchange risk relative to the U.S. dollar, and our results of operations could be affected due to fluctuations in currencies in which we operate. To date, foreign currency transaction gains and losses have had a non-material impact on our financial statements. To mitigate foreign currency risk, we hedge our exposure using currency forward contracts, currency options or other common derivative financial instruments. However, the effect of future hedging activities on our operating results remains difficult to predict.
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

In March 2024, we completed an underwritten public offering that included the issuance and sale of 2,600,000 ordinary shares (including the overallotment option) by us pursuant to our Registration Statement on Form F-3. The proceeds to the Company from the offering was approximately $62.4 million, after deducting the underwriting discount and fees and offering expenses payable by the Company. We used the proceeds from the offering to fund our acquisition of VMT and for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of December 31, 2024. Based on such evaluation, each of our Chief Executive Officer and Chief Financial Officer has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at the reasonable assurance level.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
	2024	2023
	(in USD thousands)
Audit (1)	470	423
Audit-related fees (2)	45	54
Tax fees (3)	83	39
All other fees (4)	2	2
Total	600	518

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees”.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax audits.

(4)	“All other fees” consist of all other fees in the years ended December 31, 2024 and 2023 related to services in connection with non-audit compliance and review work.

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

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management, and employees that it believes is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. Our insider trading policy is filed as an exhibit to this annual report.

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

We use advanced security technologies in our efforts to comply with relevant laws, rules, regulations and standards, prevent data loss and protect the confidential, proprietary and sensitive information to which we have access. In order to mitigate against failures, cybersecurity incidents, attacks and other disruptions of our information technology systems, we strive to improve the security services of our own servers, as well as the security environment we provide to customers and third parties using our products. For example, we possess three on-premise environments for saving information, as well as dedicated cloud IT premises. In addition, we have offline backup for information, as well as a support team who is active seven days a week and both internal and external teams for identification of cyber-attacks, infiltration and exposure to other threat actors.

Nayax is certified and compliant for various information security standards and regulations such as PCI SSC (DSS, PTS & Pin), ISO 27001:2022, SOX and SOC2. Our information security domain is maintained by industry-standard best practice frameworks, including adoption of an information security management system, and is managed in accordance with applicable laws, rules regulations and standards addressing data privacy and cybersecurity. We also have an information security policy (“IS Policy”) in place that defines the procedures we follow when assessing, identifying and managing cybersecurity threats and incidents, and applies to all Company employees, including employees of our subsidiaries, as well as partners, service providers and contractors with access to Company information assets. Our IS Policy addresses control of records, data classification, managing information system change, addressing nonconformities, password requirements, data storage, backup and retention, encryption, access permission management, physical security, disaster recovery and communication of sensitive or personal data to external parties, among others. Information asset “owners” within the Company are assigned responsibility under our IS Policy to review access privileges, implement and maintain the asset, advise of any new system or change to existing systems and make data classification decisions. Additionally, we review or update our policies relating to cybersecurity annually, or more frequently on an as-needed basis, to account for changes in the evolving cybersecurity threat landscape as well as legal and regulatory developments. We also maintain an information security risk assessment document for internal use that lists the various risks that we have identified and ways to mitigate them. This document is updated on a regular basis at least annually to account for our business requirements, global events and cybersecurity threats and is aligned with our organizational risk management program.

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

We aim to minimize exposure of Company data and systems to external parties by operating on a “need-to-know” basis for access to our data and systems. Any communication with an external party involving exposure to sensitive Company information is based on an appropriate preliminary risk assessment process. The preliminary risk assessment includes, among other measures, the examination of the external party’s experience in processing sensitive information, its reputation and background and the potential for conflict of interests. Although we have continued to invest in our due diligence, onboarding, and monitoring capabilities over critical external parties with whom we do business, including our third-party vendors and service providers, our control over the security posture of, and ability to monitor the cybersecurity practices of, such third parties remains limited, and there can be no assurance that we can prevent, mitigate or remediate the risk of any compromise or failure in the cybersecurity infrastructure owned or controlled by such third parties. When we do become aware that a third-party vendor or service provider has experienced such compromise or failure, we attempt to mitigate our risk, including by terminating such third party’s connection to our information systems and networks where appropriate.

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

Management reviews the IS Policy at least annually. A review may be performed more frequently if there are changes to our business or other factors that impact the IS Policy.

Mr. Alex Yeretsky has served as the Company’s Chief Information Security Officer (the “CISO”) since 2018. As CISO, Mr. Yeretsky has overall responsibility for information security controls and regulations and provides regular reports to our management. Mr. Yeretsky reports directly to our CFO and CEO. As CISO, Mr. Yeretsky is responsible for establishment and management of Information Security Department of Nayax, implementation and enforcement of our IS Policy, obtaining required certifications and maintaining all applicable security regulations and standards, dissemination of information and providing training on our policies to relevant parties, developing and maintaining Company-wide information security and risk management plans, performing and/or supervising risk assessments engagements, monitoring and improving security posture of our products and infrastructure.

Mr. Yeretsky has 14 years’ experience in managing mid to enterprise-size organizations’ information security departments. In the past, Mr. Yeretsky, has managed offensive security services, penetration testing projects, security architecture projects, consulting services for C-level, governance regulation compliance consultation, risk management projects and enterprise cybersecurity strategy planning services. Prior to his position in Nayax, Mr. Yeretsky worked for several years for companies such as PricewaterhouseCoopers (PwC) and Cisco Systems Inc., and was the founder and Chief Technology Officer of MagniSec, a software cybersecurity company. During army services, Mr. Yeretsky served as offensive security team-leader (Commander) for the Israeli Ministry of Defense.

In addition, the Company maintains a high-level management committee that meets monthly (Cyber Security Steering Committee) that is dedicated to cybersecurity. The Cyber Security Steering Committee is comprised of the CISO, CTO, CFO, CLO, head of R&D and other relevant managers and employees. This steering committee plays an important role in ensuring the effective management and implementation of cybersecurity measures within the organization. The committee is responsible for overseeing and guiding cybersecurity initiatives designed to protect the organization’s sensitive information, systems and infrastructure. The CLO and CISO provide quarterly reports to the CEO and biannually report to the board of directors directly. The Cyber Security Steering Committee covers both cybersecurity and related compliance matters. In addition to such regular updates, and as part of our incident response processes, our CISO also provides updates on certain cybersecurity threats and incidents to the Cyber Security Steering Committee and, as necessary, to the full board of directors, based on the steering committee’s assessment of risk.

Before we engage any technology third-party vendor or service provider, we perform a thorough due diligence process to evaluate their cybersecurity risks and the compatibility of their cybersecurity systems with ours. The due diligence process involves the Information Security, Privacy, Legal and Information Systems departments.

Our board of directors oversees our cybersecurity and ensures that we take steps to adequately address and mitigate the risk from evolving cybersecurity threats we face. The board’s responsibilities include setting the overall cybersecurity strategy, assessing risks and providing oversight to ensure our resiliency against cybersecurity threats and incidents. The key aspect of the board’s role is to remain updated and make necessary determinations on the following topics:

•	IS Policy development and approval,
•	Risk management,
•	Budgetary approval,
•	Leadership and culture,
•	Compliance oversight,
•	Crisis management, and
•	Continuous improvement.

In 2024, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors–Risks Related to Data Security, Privacy, Information Technology and Intellectual Property.”

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

4.3	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

4.4	Nayax Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-267542), filed with the SEC on September 21, 2022)

4.5	Nayax Ltd. Global Equity Incentive Plan (2018) (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (File No. 333-267542), filed with the SEC on September 21, 2022)

4.6	Remuneration Policy of Nayax Ltd. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

8.1*	List of subsidiaries

11.1*	Insider Trading Policy

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited

97.1	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-41491), filed with the SEC on February 28, 2024)

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2024 formatted in Inline XBRL: (i) Inline Consolidated Statements of Comprehensive Loss, (ii) Inline Consolidated Statements of Financial Position, (iii) Inline Consolidated Statements of Changes in Equity, (iv) Inline Consolidated Statements of Cash Flows, and (v) Inline Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nayax Ltd.

Date:	March 4, 2025	By:	/s/ Yair Nechmad
Name: Yair Nechmad
Title: Chief Executive Officer

		By:	/s/ Sagit Manor
Name: Sagit Manor
Title: Chief Financial Officer

NAYAX LTD.
Consolidated Financial Statements
2024 Annual Report

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Nayax Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Nayax Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023 and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 4, 2025	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2015.

Kesselman & Kesselman, Azrieli Town Tower, 146 Derech Menachem Begin St, Tel- Aviv, 6492103, Israel
P.O BOX 7187 Tel-Aviv, 6107120, Israel Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

NAYAX LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2024	2023
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7	83,130	38,386
Restricted cash transferable to customers for processing activity	8	60,299	49,858
Short-term bank deposits		9,327	1,269
Receivables in respect of processing activity		45,071	43,261
Trade receivable, net	9	55,694	41,300
Inventory		19,768	20,563
Other current assets		14,368	8,772
Total current assets		287,657	203,409

NON-CURRENT ASSETS:
Long-term bank deposits		2,155	2,304
Other long-term assets		4,253	5,883
Investment in associates		3,754	5,024
Right-of-use assets, net	10	6,292	5,341
Property and equipment, net	11	11,112	5,487
Goodwill and intangible assets, net	12	117,670	96,411
Total non-current assets		145,236	120,450
TOTAL ASSETS		432,893	323,859

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2024	2023
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short term loan	13a.	25,276	47,477
Current maturities of long-term bank loans	13b.	3,978	1,101
Current maturities of other long-term liabilities		1,353	5,422
Current maturities of leases liabilities	10	2,967	2,145
Payables in respect of processing activity		130,958	104,523
Trade payables		21,059	17,464
Other payables		33,887	25,650
Total current liabilities		219,478	203,782

NON-CURRENT LIABILITIES:
Long-term bank loans	13b.	18,605	327
Other long-term liabilities	14	20,716	14,476
Post-employment benefit obligations, net		497	427
Lease liabilities	10	4,078	4,149
Deferred income taxes	15	4,274	3,108
Total non-current liabilities		48,170	22,487
TOTAL LIABILITIES		267,648	226,269

EQUITY:	16
Shareholders Equity:
Share capital		9	8
Additional paid in capital		220,715	153,524
Capital reserves		7,832	9,643
Accumulated deficit		(63,311)	(65,585)
TOTAL EQUITY		165,245	97,590
TOTAL LIABILITIES AND EQUITY		432,893	323,859

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
		2024	2023	2022
		U.S. dollars in thousands
	Note	(Excluding loss per share data)

Revenues	17	314,013	235,491	173,514
Cost of revenues	18	(172,479)	(147,198)	(113,476)
Gross Profit		141,534	88,293	60,038

Research and development expenses	19	(25,374)	(21,928)	(22,132)
Selling, general and administrative expenses	20	(98,196)	(70,320)	(64,092)
Depreciation and amortization in respect of technology and capitalized development costs	12	(11,566)	(6,430)	(4,268)
Other expenses	1a, 25	(2,023)	(444)	(1,790)
Share of losses of equity method investees		(1,270)	(1,555)	(1,794)
Profit (Loss) from ordinary operations		3,105	(12,384)	(34,038)

Financial Income	21	3,408	2,493	438
Financial Expense	21	(10,897)	(4,781)	(3,458)
Loss before taxes on income		(4,384)	(14,672)	(37,058)

Tax expenses	15	(1,247)	(1,215)	(451)
Loss for the year		(5,631)	(15,887)	(37,509)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	22	(0.157)	(0.479)	(1.143)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Loss for the year	(5,631)	(15,887)	(37,509)

Other comprehensive income (loss) for the year:

Items that will not be recycled to profit or loss:
Gain (loss) from remeasurement of liabilities (net) in
respect of post-employment benefit obligations	215	-	146
Items that may be recycled to profit or loss:
Gain (loss) from translation of financial statements of foreign activities	(2,454)	(170)	(374)
Gains on cash flow hedges	428	42	-
Total comprehensive loss for the year	(7,442)	(16,015)	(37,737)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2022	8	150,366	102	9,503	394	(28,697)	131,676
Changes during the year;
Loss for the year						(37,509)	(37,509)
Other comprehensive income (loss) for the year	-	-	146	-	(374)	-	(228)
Employee options exercised	*	1,040	-	-	-	-	1,040
Share-based payment	-	-	-	-	-	9,656	9,656
Balance as of December 31, 2022	8	151,406	248	9,503	20	(56,550)	104,635

Balance as of January 1, 2023	8	151,406	248	9,503	20	(56,550)	104,635
Changes during the year;
Loss for the year		-	-	-	-	(15,887)	(15,887)
Other comprehensive income (loss) for the year	-	-	-	42	(170)	-	(128)
Employee options exercised and vesting of restricted shares	*	2,118	-	-	-	-	2,118
Share-based payment	-	-	-	-	-	6,852	6,852
Balance as of December 31, 2023	8	153,524	248	9,545	(150)	(65,585)	97,590

Balance as of January 1, 2024	8	153,524	248	9,545	(150)	(65,585)	97,590
Changes during the year;
Loss for the year		-	-	-	-	(5,631)	(5,631)
Other comprehensive income (loss) for the year	-	-	215	428	(2,454)	-	(1,811)
Issuance of ordinary shares	1	63,190	-	-	-	-	63,191
Employee options exercised and vesting of restricted shares	*	4,001	-	-	-	-	4,001
Share-based payment	-	-	-	-	-	7,905	7,905
Balance as of December 31, 2024	9	220,715	463	9,973	(2,604)	(63,311)	165,245

*Presents less than 1 thousand

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the year	(5,631)	(15,887)	(37,509)
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	48,533	24,685	9,962
Net cash provided by (used in) operating activities	42,902	8,798	(27,547)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(21,893)	(15,948)	(13,706)
Acquisition of property and equipment	(3,081)	(611)	(1,518)
Loans granted to related company	(559)	(1,432)	-
Increase in bank deposits	(7,952)	(2,154)	(480)
Payments for acquisitions of subsidiaries, net of cash acquired	(14,934)	(18,329)	440
Payment of deferred consideration with respect to business combinations	(555)	-	(4,500)
Interest received	3,108	1,683	76
Investments in financial assets	(283)	(195)	(6,856)
Proceeds from sub-lessee	243	155	-
Net cash used in investing activities	(45,906)	(36,831)	(26,544)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	62,686	-	-
Interest paid	(4,549)	(2,651)	(504)
Changes in short-term bank credit and short term loan	(23,315)	39,135	5,874
Transactions with non-controlling interests	-	-	(186)
Receipt of long-term bank loans	22,835	-	-
Repayment of long-term bank loans	(3,177)	(998)	(2,282)
Receipt of long-term loans from others	-	-	6,908
Repayment of long-term loans from others	(3,837)	(3,626)	(2,577)
Repayment of other long-term liabilities	(1,100)	(304)	(328)
Employee options exercised	3,956	2,177	1,152
Principal lease payments	(2,655)	(2,182)	(1,851)
Net cash provided by financing activities	50,844	31,551	6,206

Increase (Decrease) in cash and cash equivalents	47,840	3,518	(47,885)
Balance of cash and cash equivalents at beginning of year	38,386	33,880	87,332
Gains (losses) from exchange differences on cash and cash equivalents	(2,688)	906	(6,189)
Gains (losses) from translation of cash and cash equivalents of foreign activity	(408)	82	622
Balance of cash and cash equivalents at end of year	83,130	38,386	33,880

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Appendix A – adjustments required to reflect the cash flows from operating activities:

Adjustments in respect of:
Depreciation and amortization	21,370	12,505	9,028
Post-employment benefit obligations, net	(17)	25	(107)
Deferred taxes	(1,358)	(294)	(181)
Finance expenses, net	6,570	750	4,544
Expenses in respect of long-term employee benefits	634	237	245
Share of loss of equity method investee	1,270	1,555	1,794
Long-term deferred income	2,355	(85)	(104)
Expenses in respect of share-based payment	7,187	6,027	8,747
Total adjustments	38,011	20,720	23,966

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(10,441)	(15,739)	(10,424)
Increase in receivables from processing activity	(1,810)	(17,880)	(10,986)
Increase in trade receivables	(10,683)	(12,487)	(8,272)
Increase in other current assets	(892)	(1,073)	(936)
Decrease (Increase) in inventory	2,069	3,239	(12,592)
Increase in payables in respect of processing activity	26,435	41,187	20,510
Increase in trade payables	3,361	1,189	4,519
Increase in other payables	2,483	5,529	4,177
Total changes in operating asset and liability items	10,522	3,965	(14,004)
Total adjustments required to reflect the cash flow from operating activities	48,533	24,685	9,962

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	152	97	215
Recognition of right-of-use assets through lease liabilities	1,653	338	2,048
Recognition of Sub lease asset	-	455	-
Share based payments costs attributed to development activities, capitalized as intangible assets	718	825	909

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	Background

1.
Nayax Ltd. (hereafter – the “Company”) was incorporated in January 2005. The Company provides processing and software as a service (SaaS) business operations solutions and services via a global platform. The Company is marketing its POS devices and SaaS solutions it develops in more than 60 countries worldwide (including Israel) through subsidiaries (the Company and the subsidiaries, hereafter – the “Group”) and through local distributors.

2.
On September 11, 2022 Company's shareholders approved a reverse share split in a ratio of 10:1. All issued and outstanding Company's Ordinary Shares have been retroactively adjusted to reflect the reverse share split for all periods presented in these financial statements prior the approval.

3.
On September 21, 2022, Company's ordinary shares were listed on the Nasdaq Global Select Market under the symbol NYAX. As of that date, the company is dual listed on Nasdaq and as well as on the Tel Aviv Stock Exchange. The expenses incurred in the profit or loss report for the year ended December 31, 2022 from this listing were $1,790 thousand.

4.
In August 2023, the company filed with the Israel Securities Authority a shelf prospectus (the “Shelf Prospectus”). Such Shelf Prospectus allows the Company to raise from time to time funds through the offering and sale of various securities including debt and equity, in Israel, at the discretion of the Company. In October 2023, the company filed with the SEC a Registration Statement on Form F-3 (the “Registration Statement”). Such Registration Statement allows the company to raise funds from time to time through the offering and sale of various securities including debt and equity, at the discretion of the Company. Under the Registration Statement, certain selling shareholders may also offer and sell ordinary shares from time to time in one or more offerings, but the Company is not entitled to any funds raised from such sales.

5.
On March 12, 2024, the Company successfully concluded an offering of 2,600,000 ordinary shares. The net proceeds from this sale amounted to approximately $62.7 million. The expenses incrued for the year ended December 31, 2024 from this sale are $506 thousand.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued):

b.	"Swords of Iron" - War against terror organization Hamas

The "Swords of Iron" war, which began on October 7, 2023, has significant economic and social implications in Israel. However, during the financial year ended December 31, 2024, the Company’s operations and financial performance were not materially impacted by the conflict. Management has assessed the potential risks and consequences related to the geopolitical environment and has determined that no adjustments to the financial statements or additional disclosures are necessary. The Company continues to monitor developments and remains committed to ensuring business continuity and risk management.

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of presentation:

The financial statements of the Group as of December 31, 2024 and 2023 and for each of the three years ended December 31, 2024, are in compliance with  IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (hereinafter "IFRS") were approved for issuance by the Board of Directors (the "Board") of the Company on March 2, 2025.

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

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (hereafter - the “Functional Currency”). When determining the functional currency of Group companies and whether their functional currency is identical to that of the Company, the materiality of the foreign operations as an extension of the reporting entity was taken into account. The consolidated financial statements are presented in US Dollars which is the functional and presentation currency of the Company and Group entities, except Nayax Retail, Weezmo, Roseman Engineering and Roseman Holdings whose functional currency is the NIS and VM tecnologia and Nayax Brazil whose functional currency is the BRL.

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

Finished goods inventories are stated at the lower of cost and net realizable value. Cost is determined on a moving average basis. The cost of inventory includes all acquisition costs, conversion costs and other direct costs incurred in bringing the inventory to its current location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The Group periodically reviews the condition and age of the inventory, and makes impairment provisions if necessary.

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

%
Computers and peripheral equipment	33
Rental of POS devices	10-20
Machinery and equipment	10

Leasehold improvements are depreciated by the straight-line method over the earlier of the term of the lease or the estimated useful life of the improvements.

g.	Intangible assets:

1)	Capitalized development Costs

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

The Group monitors all its development projects to identify costs for recognition as an expense in profit or loss and costs for capitalization as an asset in the statement of financial position by making a distinction between:

(1)	Investments in new products (hardware and software), as opposed to expenses aimed at maintaining normal functionality;
(2)	Investment in integrations and opening markets; and
(3)	Investment in software for own use.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

g.	Intangible assets (continued):

1)	Capitalized development Costs (continued):

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

The main types of costs that capitalized as an intangible asset as of December 31, 2024 and 2023 are:

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

Distribution rights purchased as part of a business combination are recognized at fair value on the acquisition date. Separately purchased distribution rights are recognized at cost, plus directly attributable acquisition costs. The distribution rights have a definite useful life (3-20 years), and they are presented net of accumulated amortization on a straight-line basis.

3)	Customer relationships

Customer relationships purchased as part of a business combination are recognized at fair value on the acquisition date. Separately purchased customer relationships are recognized at cost, plus directly attributable acquisition costs. The customer relationships have a definite useful life (4-10 years), and they are presented net of accumulated amortization on a straight-line basis.

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

Amounts due from finance leases are recognized as interest from receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

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

Hedge Accounting

Cash flow hedges

The objective of hedge accounting is to represent in the financial statements the effect of risk management activities that use financial instruments to manage the exposures arising from certain risks that could affect profit or loss or other comprehensive income. The Company reduces its exposure by entering into forward foreign exchange contracts with respect to operating expenses that are forecasted to be incurred in currencies other than the US Dollars. Certain operating expenditures are incurred in or exposed to other currencies, primarily the New Israeli Shekel. The Company has established forecasted transaction currency risk management programs to protect against fluctuations in fair value and the volatility of future cash flows caused by changes in exchange rates. The Company’s currency risk management program includes foreign exchange contracts designated as cash flow hedges.

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

The Group’s financial assets at amortized cost are included in the following items: “receivables in respect of processing activity”, “trade receivable”, “other current assets”, “cash and cash equivalents”, “short- term bank deposits”, “restricted cash transferable to customers in respect of processing activity”, “Other long-term assets”, “long-term bank deposits” in the statement of financial position.

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

Financial liabilities are classified as current liabilities unless, at the end of the reporting period, the Group has a right to defer settlement of the liability for at least 12 months after the reporting period.

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

Deferred tax assets and liabilities are off set only if: (a) An enforceable legal right exists to set off current tax assets against current tax liabilities; and; (b) Deferred tax assets and liabilities relate to income tax imposed by the same tax authority on the same entity or on different entities that intend to settle the balances on a net basis.

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

From time to time, the Group’s Board of Directors approves plans for the award of options or RSUs to the Group’s employees and suppliers, whereby the Group receives services from its employees and/or suppliers in consideration for equity instruments (options) of the Group.

The amount recognized for share-based payments to employees is determined in reference to the fair value of the options or RSUs granted on the grant date. Non-market vesting terms are included among the assumptions used to estimate the number of options expected to vest, such that the expense is recognized during the vesting period. As to other service providers, the cost of the transactions is measured in accordance with the fair value of the goods or services received in return for the equity instruments that were granted. Where it is not possible to measure reliably the fair value of the goods or services received in consideration for equity instruments, they are measured at the fair value of the granted equity instruments. At each statement of financial position date, the Group revises its estimates as to the number of options expected to vest, based on the non-market vesting conditions, and recognizes the impact of the change compared to the original estimates, if any, in the statement of profit or loss, with a corresponding adjustment to equity.

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

r.	New International Financial Reporting Standards:

On April 9, 2024, the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1. The new standard introduces significant changes to the presentation of Financial Statements:

1.
New categories and subtotals in the statement of profit or loss: The standard requires entities to classify income and expenses into operating, investing, and financing categories, enhancing comparability across entities.

2.
Management-defined performance measures (MPMs): Entities must disclose MPMs in a single note to the financial statements, providing transparency about measures that management uses to assess financial performance.

3.
Enhanced aggregation and disaggregation principles: The standard provides guidance to ensure that financial information is presented in a way that is useful to users, preventing the obscuring of material information.

In addition, certain amendments have been made to IAS 7, Statements of cash flows. The standard is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. The Company is currently evaluating the potential impact of IFRS 18 on its financial statements, including whether to adopt the standard earlier than its mandatory effective date.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

r.	New International Financial Reporting Standards (continued):

In May 2024, the IASB issued an amendment to IFRS 9, Financial Instruments, clarifying the timing of recognition and derecognition of financial assets and liabilities. Among other aspects, the amendment introduces a new exception for the derecognition of financial liabilities when settled through electronic payment systems.

Under the revised guidance, an entity may derecognize a financial liability when it has initiated an irrevocable payment instruction via an electronic payment system. The conditions for the exception are that the entity making the payment does not have: (a) the practical ability to withdraw, stop or cancel the payment instruction; (b) the practical ability to access the cash, and; (c) significant settlement risk.

The amendment is effective for annual reporting periods beginning on or after January 2026, with earlier application permitted. The company is assessing the impact of this amendment on its financial statements.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

As part of financial reporting, the Group’s management makes assumptions and estimates that impact the value of assets, liabilities, income, expenses, and disclosures in the consolidated financial statements. These estimates are based on historical experience and expectations of future events, but may differ from actual results. The Group regularly reviews these estimates, considering relevant facts, historical data, external factors, and other reasonable assumptions in light of current circumstances. Below are the key accounting estimates and judgments, which involve significant uncertainty. The Group takes into account, as applicable, the relevant facts, historical experience, impact of external factors and reasonable assumptions in accordance with the circumstances.

1)	Capitalized development costs

The Group capitalizes development costs as intangible assets when specific conditions are met (as outlined in note 2(g)), while costs that do not meet these conditions are expensed as incurred. Management exercises judgment to determine if each project meets the criteria for capitalization, and eligible costs are recognized as development assets. The estimated useful life and amortization of these assets are based on the expected period for marketing the products developed. These estimates may change due to technological advancements or market conditions. If the useful life is revised, amortization may increase, or development assets may be impaired or written off if they become obsolete.

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

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

4)	Fair value of share-based payments

The fair value of the Group's equity instruments that were granted to its employees is determined using valuation methods. Fair value of stock-option awards was determined using a the Black-Scholes option pricing model,  which requires a number of assumptions, of which the most significant are the share price, volatility, and the expected option term. Expected volatility was estimated based on the historical volatility of the company. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

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

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

Foreign exchange risks arise from commercial transactions, assets or liabilities, or net investments in foreign operations which are denominated in a currency which is not the entity’s functional currency. The following table presents a sensitivity test as of December 31, 2024, 2023 and 2022 to reasonably possible changes in the exchange rates, when all other variables remain unchanged. The impact on pre-tax income of the Group is due to changes in financial assets and liabilities.

		Sensitivity test for changes in exchange rate
Foreign currency	Years	Income (loss) from change
		10% increase in exchange rate	10% decrease in exchange rate
		US Dollars in thousands
NIS	2024	(3,524)	3,524
	2023	(1,762)	1,762
	2022	(2,168)	2,168
EUR	2024	(1,644)	1,644
	2023	(1,698)	1,698
	2022	1,288	(1,288)
GPB	2024	316	(316)
	2023	123	(123)
	2022	713	(713)
AUD	2024	233	(233)
	2023	40	(40)
	2022	201	(201)

b)	Risk in respect of interest rate change

Risks related to interest rates stem from changes in interest rates, which may have an adverse effect on the Group’s net income or cash flows. Changes in interest rates trigger changes in the Group’s interest income and expenses in respect of interest-bearing assets and liabilities.

The Company has loans from an Israeli bank which have the, variable interest rate, Secured Overnight Financing Rate (SOFR) and prime rate.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

Financial risk factors (continued):

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

The loss allowance for trade receivables as of December 31, 2024 and 2023 was determined as follows:

December 31, 2024	Not overdue	Over 30 days overdue	Over 60 days overdue	Over 120 days overdue	Total
	US Dollar in thousands
Gross carrying amount – trade receivables	45,592	2,629	465	10,787	59,473
Less – provision of allowance for credit loss	-	-	-	(3,779)	(3,779)
Trade receivable	45,592	2,629	465	7,008	55,694

December 31, 2023	Not overdue	Over 30 days overdue	Over 60 days overdue	Over 120 days overdue	Total
	US Dollar in thousands
Gross carrying amount – trade receivables	25,023	1,818	3,851	12,474	43,166
Less – provision of allowance for credit loss	-	-	-	(1,866)	(1,866)
Trade receivable	25,023	1,818	3,851	10,608	41,300

Most of the Group’s cash and cash equivalents as of December 31, 2024 and 2023 were deposited with Israeli, European and American banks. In the opinion of the Group, the credit risk arising from those balances with banks is low. In respect of the processing activity, the Group has a restricted cash balance for transfer to customers and is also entitled to receive proceeds from international processing companies. In the opinion of the Group, the credit risk arising from the balances with those processing companies is low.

3)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and credit facilities to fund operations. In view of the dynamic nature of its business activity, the Group maintains financing flexibility through maintaining the availability of credit facilities from banks and investments in share capital.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

3)	Liquidity risk (continued):

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts presented in the table represent undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total
	US Dollars in thousands
December 31, 2024:
Short-term loans	25,276	-	-	-	25,276
Long-term bank loans	6,009	11,213	9,566	1,812	28,600
Lease liabilities	3,072	3,724	627	26	7,449
Payables in respect of processing activity	132,612	-	-	-	132,612
Trade payables	21,059	-	-	-	21,059
Other payables	33,887	-	-	-	33,887
Total	221,915	14,937	10,193	1,838	248,883

	Less than one year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total
	US Dollars in thousands
December 31, 2023:
Short-term loans	47,477	-	-	-	47,477
Long-term bank loans	1,110	370	-	-	1,480
Long-term loans from others	3,835	-	-	-	3,835
Liability in respect of purchase of servers	99	74	-	-	173
Lease liabilities	2,325	1,897	2,022	495	6,739
Payables in respect of processing activity	104,523	-	-	-	104,523
Trade payables	17,464	-	-	-	17,464
Other payables	25,650	-	-	-	25,650
Total	202,483	2,341	2,022	495	207,341

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT (continued):

4)	Capital risk (continued):

Changes in financial liabilities, the cash flows in respect of which are classified as cash flows from financing activities:

	Short-term credit	Long-term bank loans	Loans from others	Lease liabilities	Other liabilities	Total
	US Dollars in thousands
Balance at January 1, 2024	47,477	1,428	3,920	6,294	170	59,289

Changes in 2024:
Liabilities added in respect of new leases	-	-	-	1,875	-	1,875
Liabilities added in respect of loans from banks and others	-	22,835	-	-	-	22,835
Liabilities added in respect of acquisitions	561	-	-	1,519	-	2,080
Cash flows paid	(23,315)	(3,177)	(3,837)	(2,655)	(47)	(33,031)
Amounts recognized in profit or loss and other changes	553	1,497	(83)	12	(123)	1,856
Balance at December 31, 2024:	25,276	22,583	-	7,045	-	54,904

Balance at January 1, 2023	7,684	2,496	7,367	8,150	362	26,059
Changes in 2023:
Liabilities added in respect of new leases	-	-	-	595	-	595
Liabilities added in respect of loans from banks and others	39,135	-	-	-	-	39,135
Cash flows paid	-	(998)	(3,626)	(2,182)	(182)	(6,988)
Amounts recognized in profit or loss and other changes	658	(70)	179	(269)	(10)	488
Balance at December 31, 2023:	47,477	1,428	3,920	6,294	170	59,289

Balance at January 1 2022	-	5,166	3,220	6,895	721	16,002
Changes in 2022:
Liabilities added in respect of new leases	-	-	-	2,014	-	2,014
Liabilities added in respect of loans from banks and others	5,874	-	6,908	-	-	12,782
Liabilities added in respect of acquisitions	2,000	-	-	1,696	-	3,696
Cash flows paid	-	(2,282)	(2,577)	(2,146)	(288)	(7,293)
Amounts recognized in profit or loss and other changes	(190)	(388)	(184)	(309)	(71)	(1,142)
Balance at December 31 2022:	7,684	2,496	7,367	8,150	362	26,059

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT (continued):

5)	Fair Value Measurement:

The Company measures certain financial instruments and non-financial assets at fair value on a recurring or non-recurring basis in accordance with IFRS 13. The fair value hierarchy categorizes the inputs used in valuation techniques into three levels, as defined below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3: Inputs for the asset or liability that are not based on observable market data.

The following table shows the fair value hierarchy of financial instruments measured at fair value as of December 31, 2024 and 2023:
Assets	Level 2	Level 3	Total
January 1, 2024	42	1,831	1,873
Initialy recognized	3,139	-	3,139
Changes in fair value	428	(1,436)	(1,008)
December 31, 2024	3,609	395	4,004

January 1, 2023	-	-	-
Initialy recognized	42	1,918	1,960
changes in fair value	-	(87)	(87)
December 31, 2023	42	1,831	1,873

Liabilities	Level 2	Level 3	Total
January 1, 2024	(1,484)	(12,141)	(13,625)
Initialy recognized	-	(2,132)	(2,132)
Changes in fair value	559	(1,137)	(578)
December 31, 2024	(925)	(15,410)	(16,335)

January 1, 2023	(1,448)	-	(1,448)
Initialy recognized	-	(12,141)	(12,141)
changes in fair value	(36)	-	(36)
December 31, 2023	(1,484)	(12,141)	(13,625)

For each level, the following key assumptions were applied:

•
Level 2: The fair value of Level 2 instruments is derived using observable inputs, including interest rates, yield curves, credit spreads, and foreign exchange rates. Valuation techniques such as discounted cash flow models, Black and Scholes and comparable market transactions are utilized, with inputs obtained from reputable market data sources.

•
Level 3: Instruments classified under Level 3 are valued using models that incorporate significant unobservable inputs. These may include company's assumptions regarding future cash flows, discount rates, market liquidity, and counterparty credit risk. The valuation process involves management judgment, and sensitivity analyses are conducted to assess the impact of changes in key assumptions.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - SEGMENT REPORTING

The Group operates in a single reportable segment; the center of its activities is in Israel, and all of its sales are carried out in USA, Europe, UK, Australia, Israel and the rest of the world. Set forth below is a breakdown of revenues from external parties by geographic regions:

	For the year ended December 31
	2024	2023	2022
	US Dollars in thousands
USA	123,033	83,528	60,270
Europe (excluding UK)	76,000	72,887	48,664
UK	38,688	26,391	21,931
Australia	27,521	22,484	17,235
Israel	16,967	13,095	14,129
Rest of the world	31,804	17,106	11,285
	314,013	235,491	173,514

Set forth below is a breakdown of the non-current assets, excluding deferred tax assets and financial assets, by geographic regions:
	As of December 31
	2024	2023
	US Dollars in thousands
Israel	106,215	97,209
USA	12,615	13,696
Rest of the world	16,247	1,027
	135,077	111,932

In 2024, 2023 and 2022, the Group did not have any single customer representing 10% or more of its sales.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS

a.	Acquisition of VMtecnologia LTDA.

On April 30, 2024, the company successfully completed the acquisition of the entire share capital of VM tecnologia LTDA. (hereinafter "VM"), a Brazilian entity incorporated under the laws of Brazil and operates in the unattended retail market with an easy-to-use, proprietary and secure technology.

VM's solution simplifies and enables the operation of autonomous stores with hardware, point-of-sale software, and payment solutions. The purchase consideration and remuneration comprised of (1) approximately $12,762 thousands in cash on the closing date (BRL 66,000 thousands) reduced by the Estimated Indebtedness and increased by the Estimated Cash, amounted to $11,345 thousands (BRL 58,653) (2) Deferred and contingent consideration of approximately $8,508 thousands (BRL 44,000 thousands) where an amount of $3,414 (BRL 17,887 thousands) recognized as consideration of the acquisition at fair value and the remaining amount will be recognized as remuniration. The contingent consideration of approximately $1,209 thousand (BRL 6,252 thousands) measured at fair value through profit and loss and subject to VM’s revenue performance, and the deferred consideration of approximately $2,205 thousands (BRL 11,401 thousands) measured in amortized cost and subject to final Cash, Indebtedness and Working Capital adjustments (as defined in the purchase agreement).One individual seller will receive his portion by cash, the other sellers may receive, in company's sole discretion, up to 50% of the consideration in company's shares, all to be paid in installments up to April 30, 2027 and subject to certain revenue growth conditions (3) Contingent liability structured as an earnout of approximately $5,317 thousands (BRL 27,500 thousands) where $4,834 thousands (BRL 25,000 thousands) treated as share based compensation that is not part of the consideration of the acquisition and shall be paid by the Company's shares, at the share price of the Company determined at the closing date and the remaining amount of approximately $483 thousands (BRL 2,500 thousands) will be recognized as a liability, both are due on April 30, 2027.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

a.	Acquisition of VMtecnologia LTDA. (continued)

The acquisition has been accounted for using the acquisition method. The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

US Dollars in thousands
Cash	11,345
Deferred consideration	2,205
Contingent consideration	1,209
Total consideration	14,759

Amounts recognized on the acquisition date:
Cash and cash equivalents	99
Trade receivables	669
Other receivables	651
Property and equipment	6,015
Right of use	46
Brand	1,292
Customer relations	3,773
Technology	2,926
Trade payables	(407)
Other payables	(710)
Other liabilities	(684)
Lease liability	(53)
Long term liabilities	(433)
Deferred Tax Liability	(2,734)
Total identifiable assets, net	10,450
Goodwill (*)	4,309
Total consideration	14,759

Cash paid upon the acquisition of a subsidiary	11,345
Cash and cash equivalents consolidated for the first time	(99)
As reported in cash flows from investing activities for the acquisition	11,246

The excess of the purchase consideration over the fair value of the net identifiable assets has been recorded as Goodwill. Goodwill represents the expected synergies and intangible assets that do not qualify for separate recognition.

The following is information about revenues and losses of the Group under the assumption that VM transaction was completed on January 1, 2024: (1) The Group’s revenues for the reported period ended December 31, 2024, would have been $317,421 thousand, compared to $314,013 thousand as reported, and; (2) The Group's losses for reported period ended December 31, 2024, would have been $4,740 thousand compared to $5,631 thousand as reported.

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating VM's results was $8,117 thousand during the reported period. Additionally, the consolidation of VM resulted in a decrease by $797 thousand in the loss for the reported period ended December 31, 2024.

(*) The elements and factors that the Company paid above the fair value of the net identifiable assets recognized, represented as goodwill for VM's expressed by synergy of good reputation, an especially talented workforce. Thus, the Goodwill resulted from the acquisition of VM represents the excess of the acquisition consideration on the acquisition date in fair value over the net identifiable assets acquired and liabilities assumed.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

b.	Acquisition of Roseman Engineering Ltd.

On April 1, 2024, (hereinafter "the acquisition date") the Company completed the acquisition of the entire share capital of Roseman Engineering Ltd. and Roseman Holdings Ltd. (hereinafter, together, "Roseman"). Roseman, a private entity incorporated under the laws of Israel, manage smart systems in the fields of refueling, charging stations and management systems for forecourts and vehicle fleets. The purchase consideration comprises of cash in amount of approximately $4,089 thousands (NIS 15,200 thousands), deferred consideration in amount of approximately $555 thousands (NIS 2,100 thousands) and the issuance of 19,722 Ordinary Shares worth of approximately $505 thousands (NIS 1,900 thousands) which presents their fair value through Company's equity transferred at the closing date.

The acquisition has been accounted for using the acquisition method. The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

US Dollars in thousands
Cash	4,089
Deferred consideration	555
Issuance of Ordinary Shares	505
Total consideration	5,149

Amounts recognized on the acquisition date:
Cash and cash equivalents	401
Trade receivables	2,643
Inventory	1,269
Other receivables	284
Right of use assets	1,466
Property and equipment	158
Customer relations	1,109
Technology	665
Deferred Income	(693)
Trade payables	(635)
Other liabilities	(754)
Other payables	(1,744)
Lease liabilities	(1,466)
Deferred Tax Liability	(408)
Total identifiable assets, net	2,295
Goodwill (*)	2,854
Total consideration	5,149

Cash paid upon the acquisition of a subsidiary	4,089
Cash and cash equivalents consolidated for the first time	(401)
As reported in cash flows from investing activities for the acquisition	3,688

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

b.	Acquisition of Roseman Engineering Ltd. (continued)

The excess of the purchase consideration over the fair value of the net identifiable assets has been recorded as Goodwill. Goodwill represents the expected synergies and intangible assets that do not qualify for separate recognition.

The following is information about revenues and losses of the Group under the assumption that Roseman transaction was completed on January 1, 2024: (1) The Group’s revenues for the reported period ended December 31, 2024, would have been $315,847 thousand, compared to $314,013 thousand as reported, and; (2) The Group's losses for reported period ended December 31, 2024, would have been $5,827 thousand compared to $5,631 thousand as reported.

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating Roseman's results was $7,488 thousand during the reported period. Additionally, the consolidation of Roseman resulted in a decrease of $1,090 thousand in the loss for the reported period ended December 31, 2024.

(*) The elements and factors that the Company paid above the fair value of net identifiable assets recognized, represented as goodwill for Roseman's expressed by synergy of good reputation, brand identity, an especially talented workforce. Thus, the Goodwill resulted from the acquisition of Roseman represents the excess of the acquisition consideration on the acquisition date in fair value over the net identifiable assets acquired and liabilities assumed.

c.	Acquisition of Retail Pro

On November 30, 2023, (hereinafter “The Closing Date”) the company successfully concluded its acquisition of Retail Pro International, LLC (hereinafter “RPI”), a leading global entity in retail Point of Sale (POS) software. RPI owns an intellectual property catering to both mid-size and global retailers with a full-featured, flexible product designed to navigate the complexities of the global retail landscape. The purchase price for the transaction represents an implied enterprise value of $34.5 million on a cash-free debt-free basis, to be paid partially in cash and the remainder in cash or equity, subject to certain earnout targets being met (refer to note 14). The remaining amount of approximately $14.6 million will be paid over a three-year period, since the specific earnout targets were met as of the date of these fincnail statements, and may be settled in either cash or equity at the company's discretion (hereinafter "Contingent consideration"). It will be broken up into 5 payments, with the first payment of 33% of the contingent consideration (approximately $5.5 million) being due January 2025, and the rest being broken up into 4 semi-annual payments of 16.67% of the contingent consideration (approximately $2,768 thousand each) beginning July 2025. The first payment of the contingent consideration will include a reduction of $2 million due to a portion of deferred revenues.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

c.	Acquisition of Retail Pro (continued)

The following table presents the consideration for RPI's acquisition, and the amounts recognized for assets acquired and liabilities assumed at fair value:

US Dollars in thousands
Consideration paid in cash	18,759
Contingent Consideration	12,141
Total consideration	30,900

Amounts recognized on the acquistion date:
Cash and cash equivalents	430
Trade receivables	1,854
Other receivables	280
Property and equipment	140
Technology	20,148
Customer relations	7,092
Brand	3,031
Trade payables	(1,339)
Other payables	(924)
Deferred Tax Liability	(2,626)
Total identifiable assets, net	28,086
Goodwill (*)	2,814
Total consideration	30,900

Cash paid upon the acquisition of a subsidiary	18,759
Cash and cash equivalents consolidated for the first time	(430)
As reported in cash flows from investing activities for the acquisition	18,329

Other expenses for the year ended December 31, 2023 were approximately $444 thousand, primarily attributable to professional fees incurred in connection with RPI acquisition. The following is information about revenues and losses of the Group under the assumption that the RPI transaction was completed on January 1, 2023: (1) The Group’s revenues for the year ended December 31, 2023, would have been $251,391 thousand, compared to $235,491 thousand as reported, and; (2) The Group's losses for year ended December 31, 2023, would have been $8,910 thousand compared to $15,887 thousand as reported.

The additional revenue included in the consolidated income statement since Acquisition Date resulting from consolidating RPI's results was $503 thousand during the year. Additionally, the consolidation of RPI resulted in an increase by $310 thousand in the loss for the year.

(*) The elements and factors that the Company paid above the fair value of the net identifiable assets recognized, represented as goodwill for RPI's expressed by synergy of good reputation, and an especially talented workforce. Thus, the Goodwill resulted from the acquisition of RPI represents the excess of the acquisition consideration on the acquisition date in fair value over the net identifiable assets acquired and liabilities assumed.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - CASH AND CASH EQUIVALENTS:

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible toknown amounts of cash and which are subject to an insignificant risk of changes in value. Below is the composition of cash and cash equivalents by US Dollar and other currencies:

	December 31,
	2024	2023
	US Dollars in thousands
US Dollar	56,141	14,673
New Israeli Shekel	4,939	9,777
Euro	4,758	3,044
British pound sterling	5,169	2,026
Australian Dollar	1,495	1,078
Other currencies	10,628	7,788
	83,130	38,386

NOTE 8 - RESTRICTED CASH TRANSFARABLE TO CUTOMERS FOR PROCESSING ACTIVITY

Nayax Europe, a subsidiary of the Group, holds a Payment Institution License from the central bank of Lithuania and is licensed to hold and transfer funds to the Group’s customers across Europe for the purpose of the Group processing activity in Europe. In accordance with the requirements of the central bank of Lithuania, the funds of Nayax Europe’s customers are held in a segregated account before being transferred to customers. Nayax Financial Services, a subsidiary of the group, also holds a Payment Institution License. Nayax Financial Services specializes in providing payment and acquiring services for the group's customers, including payment management solutions and segregated accounts services in various regions. The license for Nayax Financial Services was granted by the Financial Conduct Authority (the "FCA"), a regulatory body in the UK.

As of December 31, 2024 and 2023, $60,299 and $49,858 thousand, respectively, were held in segregated accounts for the Group's customers.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - TRADE RECEIVABLES

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components then they are recognized at fair value. The balance subsequently measured at amortized cost less allowance for credit losses. Below is the composition of trade receivables in net values:

a.	Composed as follows:

	December 31,
	2024	2023
	US Dollars in thousands
Open accounts	59,473	43,166
Less – provision of allowance for credit loss	(3,779)	(1,866)
Trade receivables - net	55,694	41,300

For information about receivable aging and calculating the impairment of accounts receivables in 2024 and 2023, see note 4(2).

b.	Changes in provision of allowance for credit loss:

US Dollars in thousands

Balance as of January 1, 2024	1,866
Amounts provided against profit or loss in respect of receivables for which the provision for loss is measured over the entire life of the receivable balance	1,913
Balance as of December 31, 2024	3,779

Balance as of January 1, 2023	2,432
Amounts provided against profit or loss in respect of receivables for which the provision for loss is measured over the entire life of the receivable balance	(566)
Balance as of December 31, 2023	1,866

NOTE 10 - LEASES

a.	General

As of December 31, 2024, the Group had right of use assets related to leased buildings used as the Group’s used for operating activities. Set forth below are the right-of-use asset years of depreciation and the interest rates used to discount the lease payments:

	Years of depreciation	Interest rate
Buildings	2-4	1.5%-5%

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LEASES (continued)

b.	Composition and movement of right-of-use assets:

The following is the composition of right-of-use asset balances as of December 31, 2024:

Buildings
US Dollars in thousands
Cost:
Balance as of January 1, 2024	11,087
Additions during the year	1,653
Additions in respect of acquisition	1,512
Other changes	249
Balance as of December 31, 2024	14,501

Depreciation and amortization:
Balance as of January 1, 2024	5,746
Depreciation during the year	2,463
Balance as of December 31, 2024	8,209

Right-of-use assets - net	6,292

The following is the composition of right-of-use asset balances as of December 31, 2023:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2023	10,947	331	11,278
Additions during the year	338	-	338
Disposals	(455)	(331)	(786)
Other changes	257	-	257
Balance as of December 31, 2023	11,087	-	11,087

Depreciation and amortization:
Balance as of January 1, 2023	3,579	318	3,897
Depreciation during the year	2,167	11	2,178
Disposals	-	(329)	(329)
Balance as of December 31, 2023	5,746	-	5,746
Right-of-use assets - net	5,341	-	5,341

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES (continued):

b.	Composition and changes in right-of-use assets (continued):

The following is the composition of right-of-use asset balances as of December 31, 2022:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2022	7,382	331	7,713
Additions during the year	2,048	-	2,048
Additions in respect of acquisition	1,722	-	1,722
Disposals	(462)	-	(462)
Other changes	257	-	257
Balance as of December 31, 2022	10,947	331	11,278

Depreciation and amortization:
Balance as of January 1, 2022	2,186	252	2,438
Depreciation during the year	1,731	66	1,797
Disposals	(338)	-	(338)
Balance as of December 31, 2022	3,579	318	3,897
Right-of-use assets - net	7,368	13	7,381

c.	Composition and changes in lease liabilities

The following table summarizes the composition of lease liability balances as of December 31, 2024:

Buildings
US Dollars in thousands
Balance as of January 1, 2024	6,294
Additions during the year	1,653
Additions in respect of acquisition	1,519
Interest expenses	342
Lease payments	(2,997)
Other changes	234
Balance as of December 31, 2024	7,045

Current maturities of lease liabilities	2,967
Long-term lease liabilities	4,078
Balance as of December 31, 2024	7,045

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES (continued):

c.	Composition and changes in lease liabilities (continued):

The following table summarizes the composition of lease liability balances as of December 31, 2023:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Balance as of January 1, 2023	8,141	9	8,150
Additions during the year	338	-	338
Interest expenses	330	-	330
Lease payments	(2,503)	(9)	(2,512)
Other changes	(12)	-	(12)
Balance as of December 31, 2023	6,294	-	6,294

Current maturities of lease liabilities	2,145	-	2,145
Long-term lease liabilities	4,149	-	4,149
Balance as of December 31, 2023	6,294	-	6,294

The following table summarizes the composition of lease liability balances as of December 31, 2022:

	Buildings	Technological equipment	Total
	US Dollars in thousands
Balance as of January 1, 2022	6,769	126	6,895
Additions during the year	2,014	-	2,014
Additions in respect of acquisition	1,696	-	1,696
Disposals	(131)	-	(131)
Interest expenses	293	3	296
Lease payments	(2,036)	(111)	(2,147)
Other changes	(464)	(9)	(473)
Balance as of December 31, 2022	8,141	9	8,150

Current maturities of lease liabilities	2,197	9	2,206
Long-term lease liabilities	5,944	-	5,944
Balance as of December 31, 2022	8,141	9	8,150

d.

The Group incurred expenses in the amounts of $402, $330 and $209 thousand in 2024, 2023 and 2022, respectively, related to short-term leases, which were included in research and development expenses and selling, general and administrative expenses.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - PROPERTY, PLANT AND EQUIPMENT

Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications, and changes therein in 2024, are as follows:

	Leasehold improvements	Computers and peripheral equipment	Rented POS devices	Machines and equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2024	3,969	16,071	639	586	21,265
Additions	46	1,364	1,818	5	3,233
Acquired through business combinations	49	273	5,806	45	6,173
Disposals	-	(83)	-	-	(83)
Translation differences	(9)	(41)	(1,349)	(3)	(1,402)
Balance as of December 31, 2024	4,055	17,584	6,914	633	29,186

Accumulated depreciation:
Balance as of January 1, 2024	1,194	13,720	552	312	15,778
Depreciation during the year	390	1,284	937	75	2,686
Disposals	-	(82)	-	-	(82)
Translation differences	(3)	(19)	(285)	(1)	(308)
Balance as of December 31, 2024	1,581	14,903	1,204	386	18,074

Net book value:
As of December 31, 2024	2,474	2,681	5,710	247	11,112

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS

Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2024 are as follows:

	Capitalized development costs **	Distribution rights and brand*	Customer relationships purchased *	Technology **	Goodwill (a)	Patents **	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2024	66,415	8,323	15,916	24,574	12,866	806	128,900
Additions	20,930	-	-	1,681	-	-	22,611
Acquired through business combinations	-	1,292	4,882	3,591	7,163	-	16,928
Translation differences	(38)	(211)	(644)	(615)	(766)	-	(2,274)
Balance as of December 31, 2024	87,307	9,404	20,154	29,231	19,263	806	166,165

Accumulated amortization:
Balance as of January 1, 2024	23,451	2,576	3,260	3,031	-	171	32,489
Amortization	6,428	969	3,684	5,078	-	62	16,221
Translation differences	(3)	(12)	(68)	(132)	-	-	(215)
Balance as of December 31, 2024	29,876	3,533	6,876	7,977	-	233	48,495

Net book value:
As of December 31, 2024	57,431	5,871	13,278	21,254	19,263	573	117,670

Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2023 are as follows:

	Capitalized development costs **	Distribution rights and brand *	Customer relationships purchased *	Technology **	Goodwill (a)	Patents **	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2023	49,806	5,292	8,884	4,456	10,196	806	79,440
Additions	16,773	-	-	-	-	-	16,773
Acquired through business combinations	-	3,031	7,092	20,148	2,814	-	33,085
Disposals	(138)	-	-	-	-	-	(138)
Translation differences	(26)	-	(60)	(30)	(144)	-	(260)
Balance as of December 31, 2023	66,415	8,323	15,916	24,574	12,866	806	128,900

Accumulated amortization:
Balance as of January 1, 2023	18,206	2,261	1,693	2,055	-	109	24,324
Amortization	5,386	315	1,574	984	-	62	8,321
Disposals	(138)	-	-	-	-	-	(138)
Translation differences	(3)	-	(7)	(8)	-	-	(18)
Balance as of December 31, 2023	23,451	2,576	3,260	3,031	-	171	32,489

Net book value:
As of December 31, 2023	42,964	5,747	12,656	21,543	12,866	635	96,411

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS (continued):

Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2022 are as follows:

	Capitalized development costs **	Distribution rights *	Customer relationships purchased *	Technology **	Goodwill (a)	Patents **	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2022	34,209	5,292	4,188	2,921	8,271	806	55,687
Additions	14,615	-	-	-	-	-	14,615
Acquired through business combinations	1,261	-	5,046	1,711	2,724	-	10,742
Translation differences	(279)	-	(350)	(176)	(799)	-	(1,604)
Balance as of December 31, 2022	49,806	5,292	8,884	4,456	10,196	806	79,440

Accumulated amortization:
Balance as of January 1, 2022	13,454	1,996	843	1,546	-	47	17,886
Amortization	3,642	265	902	564	-	62	5,435
Acquisitions during the year	1,116	-					1,116
Translation differences	(6)	-	(52)	(55)	-	-	(113)
Balance as of December 31, 2022	18,206	2,261	1,693	2,055	-	109	24,324

Net book value:
As of December 31, 2022	31,600	3,031	7,191	2,401	10,196	697	55,116

*	Amortization of customer relationship and distribution rights are included under selling, general and administrative expenses.
**	Amortization of technology, patents and development costs are included in “Depreciation and amortization in respect of technology and capitalized development costs ”.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS (continued):

(a)	Goodwill

The group tests whether goodwill has suffered any impairment on an annual basis. For the 2024 reporting period, the recoverable amount of the cash-generating units (CGUs) was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management. The discount rate was a pre-tax measure using a rate of return that reflects the relative risk of the investment, as well as the time value of money. Five years of cash flows were included in the discounted cash flow model. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. These growth rates are consistent with forecasts included in industry reports specific to the industry in which each CGU operates.

1.
VMtecnologia LTDA. - During the fiscal year 2024, the Company completed the acquisition of VM Technologia LTDA (hereinafter – "VM") resulting in the recognition of goodwill (see note 6a). Under IAS 36 Impairment of Assets, the company is required to perform an annual impairment test on goodwill. As part of the business combination for the purchase of VM, the Company recognized goodwill in the total amount of $4,309 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2024:

VM

Growth rate	3.5%
Discount rate	23%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

2.
Roseman Holdings Ltd. and Roseman Engineering Ltd. (hereinafter – "Roseman") - During the fiscal year 2024, the Company completed the acquisition of Roseman resulting in the recognition of goodwill (see note 6b). Under IAS 36 Impairment of Assets, the company is required to perform an annual impairment test on goodwill. As part of the business combination for the purchase of Roseman, the Company recognized goodwill in the total amount of $2,854 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2024:

Roseman

Growth rate	3%
Discount rate	16%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

3.
On Track Innovations Ltd. - As part of the business combination for the purchase of On Track Innovations Ltd. (hereinafter – "OTI") the Company recognized goodwill in the total amount of $2,724 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2024:

OTI
Growth rate	3%
Discount rate	20.1%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS (continued):

(a)	Goodwill (continued):

4.
Retail CGU - As part of the business combination for the purchase of Nayax Retail Ltd. (hereinafter "Nayax Retail") and Retail Pro LLC., the Company recognized goodwill in the total amount of $5,172 thousand. The following key assumptions were used to determine the value in use of the CGUs as at December 31, 2024:

Retail
Growth rate	3%
Discount rate	20.9%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

5.
Weezmo - As part of the business combination related to the acquisition of Weezmo, a goodwill in the amount of $4,078 thousand was recognized. The following key assumptions were used to determine the value in use of the CGUs as at December 31, 2024:

Weezmo
Growth rate	3%
Discount rate	21.9%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

6.
Vendsys - As part of the business combination related to the acquisition of Greenhithe Software Solutions Ltd (hereinafter – "VendSys") the Company recognized goodwill in the total amount of $891 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2024:

Vendsys
Growth rate	4%
Discount rate	12%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - CREDIT AND LOANS FROM BANKS

a.	Short-term bank credit(*)

1)
The company is a party to a short-term credit facility with an Israeli bank with commitments totaling $15 million (NIS 54 million). As of December 31, 2024, a total of $11 million (NIS 42 million) was outstanding under the short-term credit facility. The short-term credit facility bears a prime based variable interest rate. (*)

2)	In May 2023 the company received a short-term credit facility in the amount of NIS 17 million (approximately $4.8 million) from an Israeli bank that bears a prime based variable interest rate. (*)

3)
In July 2023, the Company entered into an additional short-term credit facility with an Israeli bank in the amount of $9.75 million, which was later increased to $30 million. The short-term credit facility bears a prime based variable interest rate. In November 2023, the same bank approved an additional loan amount of $17 million that was used as a bridge loan for the purchase of Retail Pro’s intellectual property and the purchase of all of Retail Pro’s equity rights by a fully owned subsidiary of the company. (*)

4)
As of December 31, 2024, a wholly owned subsidiary of the Company has a short-term loan of $2 million (NIS 7.2 million) from an Israeli bank. The short-term loan bears a foreign exchange market variable interest rate. The loan is renewed monthly, in the Company’s sole discretion.

(*) Under the credit facilities above of the financing agreements, the Company is required to meet certain financial covenants. As of December 31, 2024, the Company met all the covenants.

b.	Long-term bank loans

	December 31,
	2024	2023
	US Dollars in thousands
Total bank loans	22,583	1,428
Less - current maturities	(3,978)	(1,101)
Total long-term bank loans	18,605	327

1.
In May 2020, the Company received a long-term loan from an Israeli Bank, backed by a government guarantee, in the amount of NIS 15 million ($4.25 million). The loan bears interest of Prime + 1.5%, payable monthly beginning in May 2021. The loan's principal will be returned in 48 monthly installments beginning in May 2021.

2.
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

3.
On December 18, 2024, a loan principal of NIS 21 million (approximately USD 5,675 thousand) was received, to be repaid in equal quarterly installments over a period of six years from the loan receipt date. The interest bears a prime based variable interest rate.

The carrying amount of the credit and loans from banks reasonably approximate their fair value.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - OTHER LONG-TERM LIABILTIES

Composition of other long-term liabilities, net of current maturities

	December 31,
	2024	2023
	US Dollars in thousands
Contingent consideration, see note 6 (*)	14,290	12,141
Deferred consideration, see note 6 (*)	1,844	-
Liability for forward contract for acquisitions (**)	-	1,485
Other	4,582	850
	20,716	14,476

(*)
With regards to liability for deferred and contingent payments as of December 31, 2024, the company recognized a deferred and contingent liabilities as part of the acquisitions of Retail Pro International LLC and VMtecnologia LTDA, see note 6.

(**)

1.
Put Option: The Company has issued a put option allowing for an additional investment of up to $1 million. This put option is a liability financial instrument measured at fair value through profit or loss. See note 4

2.
Call and Put Options:  one of compay's investee sellers has granted the company right to purchase all 0ption shares held by the respective seller as of the specified date through a call option. Additionally, the company has granted each seller a put option to sell all or a portion of their 0ption shares. The call and put options are financial instrument measured at fair value through profit or loss, presented on net basis. See note 4.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - INCOME TAXES

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

2)
In December 2020, the Company received an in-agreement tax ruling, indicating that the enterprise of the Company meets the definition of a Technological Preferred Enterprise, and that the income of the Company from selling POS devices, provision of processing SaaS are deemed "technology income" as defined by Section 51 to the Encouragement of Capital Investment Law, 1959 (hereinafter - "the Law"), which are subject to 12% tax, while income attributed to production are "preferred income", as this term is defined by Section 51 to the Law, which are subject to 16% or 7.5%. tax (depending on the production activity place). This tax ruling applies to the Company beginning in the 2020 tax year through 2024. As of the date of these condensed financial statements, the company is in the process of renewing this tax status for subsequent years.

b.	Taxation of subsidiaries outside of Israel

Subsidiaries that are incorporated outside Israel are assessed for tax under the tax laws applicable in their countries of residence.The principal tax rates applicable in 2024 to subsidiaries outside Israel are as follows:

Companies incorporated in the United States – tax rate of 34.7% (including federal, state and branch profits tax). The company incorporated in the UK – tax rate of between 19% to 25%. The company incorporated in Australia – tax rate of 30%. The company incorporated in Lithuania –corporate tax rate of 15%, In Mexico 30%, in Germany 15.5% (including solidarity surcharge) plus 14% trade tax. The companies incorporated in Brazil 34%. Generally, inter-company transactions between the Company and subsidiaries outside Israel are subject to the provisions and reporting requirements set out in the Income Tax Regulations (Determination of Market Terms), 2006.

c.	Carry forward losses

Deferred tax assets on carryforward losses are recognized if the exercise of the relevant tax benefit is expected in the foreseeable future against a taxable income.

As of December 31, 2024 and 2023, the carryforward tax losses stemming from the Company in Israel amounted to $28,433 and $32,531 thousand, respectively.

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

NOTE 15 - INCOME TAXES (continued):

e.	Tax rate reconciliation:

The reconciliation of the theoretical tax benefit (expense) by the Israeli statutory tax rate to the Company's effective benefit (expense) taxes are as follows:

	For the year ended December 31,
	2024	2023	2022
	US Dollars in thousands
Loss before taxes on income	(4,384)	(14,672)	(37,058)
Tax rate	23%	23%	23%
Theoretical tax benefit	1,008	3,375	8,523
Share-based payment expenses which are not deductible	(1,660)	(1,388)	(2,012)
Carry forward losses without deferred taxes recognition	(521)	(3,176)	(6,872)
Other	(74)	(26)	(90)
Effective tax expenses	(1,247)	(1,215)	(451)

f.	Deferred income tax:

The composition of deferred taxes as of statement of financial position dates and the change thereof in those years is:

	Intangible assets	Provisions for employee rights	Other	Losses for tax purposes	Total
	US Dollars in thousands
Balance at January 1, 2024	(4,104)	579	-	417	(3,108)
Change in 2024:
Recognized in income statement	987	110	-	543	1,640
Deferred taxes created in acquisition of subsidiary	(3,142)	-	-	-	(3,142)
Recognized in translation currency difference reserve	336	-	-	-	336
Balance at December 31, 2024	(5,923)	689	-	960	(4,274)

Balance at January 1, 2023	(1,074)	44	44	193	(793)
Change in 2023:
Recognized in income statement	(421)	535	(44)	224	294
Deferred taxes created in acquisition of subsidiary	(2,626)	-	-	-	(2,626)
Recognized in translation currency difference reserve	17	-	-	-	17
Balance at December 31, 2023	(4,104)	579	-	417	(3,108)

Balance at January 1, 2022	(1,111)	-	-	23	(1,088)
Change in 2022:
Recognized in income statement	(77)	44	44	170	181
Recognized in translation currency difference reserve	114	-	-	-	114
Balance at December 31, 2022	(1,074)	44	44	193	(793)

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - INCOME TAXES (continued):

f.	Deferred income tax (continued):

Deferred taxes are presented in the statement of financial position as follows:

	December 31,
	2024	2023
	US Dollars in thousands
Non-current assets	-	-
Non-current liabilities	(4,274)	(3,108)
	(4,274)	(3,108)

g.	Taxes on income included in profit or loss:

	For the year ended December 31,
	2024	2023	2022
	US Dollars in thousands
Current tax expenses	(2,887)	(1,509)	(632)
Deferred tax income	1,640	294	181
	(1,247)	(1,215)	(451)

NOTE 16 - CAPITAL AND RESERVES

a.	Composition:

The share capital as of December 31, 2024, is composed of Ordinary shares, all having ILS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2024		December 31, 2024
Ordinary shares	70,000,000	36,607,407	70,000	36,607

The share capital as of December 31, 2023, is composed of Ordinary shares, all having ILS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2023		December 31, 2023
Ordinary shares	70,000,000	33,326,736	70,000	33,327

The share capital as of December 31, 2022, is composed of Ordinary shares, all having ILS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2022		December 31, 2022
Ordinary shares	70,000,000	32,956,004	70,000	32,956

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CAPITAL AND RESERVES (continued):

a.	Composition (continued):

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

On March 12, 2024, the Company completed an issuance of ordinary shares under an underwriting agreement. The Company issued and sold 2,600,000 ordinary shares, which included 469,565 shares sold upon the full exercise of the underwriters’ option to purchase additional shares and apart from that 1,000,000 ordinary shares were sold by existing shareholders. The net proceeds to the company from this sale amounted to approximately $62.7 million. The expenses incured in company's profit or loss report for the year ended December 31, 2024 from this sale are $506 thousands.

b.	Share-based payment:

1.
September 6, 2024 award: In October 2021, 50,000 options were granted to an employee, of which 7,625 were exercised, leaving 42,375 options as of May 26, 2024, with 25,000 vested. Following an agreement, 25,000 options were converted to 8,350 restricted shares units (RSUs) at a 3:1 ratio, with full vesting approved retroactively as of September 6, 2024. The remaining 17,375 options were replaced by 5,792 RSUs, with 1,667 vesting on September 6, 2024, and the remaining of 4,125 will be vested by August 22, 2025.

September 3, 2024 award: the company allotted 1,415 RSUs to an employee of the Company. The vesting period of these RSUs is 4 years, with 25% of the RSUs vesting on the first anniversary of the grant date and after that, an additional 6.25% of the RSUs vesting on the last day of each subsequent calendar quarter.

2.
August 6, 2024 award: the company allotted 7,262 options and 5,694 RSUs to employees of the Company and subsidiaries. The vesting period of the options and RSUs is 4 years, with 25% of the options and RSUs vesting on the first anniversary of the grant date and after that, an additional 6.25% of the options and RSUs vesting on the last day of each subsequent calendar quarter. Options not exercised within 5 years of inception date will expire.

3.
June 25, 2024 award: the company allotted 179,875 RSUs to employees of the Company and subsidiaries. The vesting period of the RSUs is 4 years, with 25% of the RSUs vesting on the first anniversary of the grant date and after that, an additional 6.25% of the RSUs vesting on the last day of each subsequent calendar quarter.

4.
May 12, 2024 award: the company allotted 20,735 RSUs to employees of the Company and subsidiaries. An amount of 1,013 RSU's vesting over period of 4 years, with 25% vesting on the first anniversary of the grant date and after that, an additional 6.25% of the RSUs vesting on the last day of each subsequent calendar quarter. The remain 19,722 RSU's granted have the same rights in all respects as the existing ordinary shares in the company's capital as of that date.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CAPITAL AND RESERVES (continued):

b.	Share-based payment (continued):

5.
February 27, 2024 award: the company allotted 51,598 RSUs to employees of the Company and subsidiaries. The vesting period of the RSUs is 4 years, with 25% of the RSUs vesting on the first anniversary of the grant date and after that, an additional 6.25% of the RSUs vesting on the last day of each subsequent calendar quarter.

6.
February 1, 2024 award: the company allotted 11,000 RSUs to employees of the Company and subsidiaries. The vesting period of the RSUs is 4 years, with 25% of the RSUs vesting on the first anniversary of the grant date and after that, an additional 6.25% of the RSUs vesting on the last day of each subsequent calendar quarter.

7.
November 30, 2023 award: the Company allotted 96,731 RSUs to employees of the Company and subsidiaries. The vesting period of the RSUs is 4 years, with 25% of the RSU vesting on the first anniversary of grant date, and after that, additional 6.25% of the RSU's vesting on the last day of each subsequent calendar quarter.

7.
June 26, 2023 award: the Company allotted 27,500 options and 137,524 RSUs to employees of the Company and subsidiaries. The vesting period of the options and RSUs is 4 years, with 25% of the options vest on the first anniversary of grant date, and after that, additional 6.25% of the options vesting on the last day of each subsequent calendar quarter. Options not exercised within 5 years of inception date will expire.

8.	December 20, 2022 award: On December, 2022, the Company allotted 10,667 RSUs to employees of the Company and subsidiaries.

9.
September 29, 2022 award: On September, 2022, the Company allotted 54,500 options and 18,600 RSUs to employees of the Company and subsidiaries. Options not exercised within 5 years of inception date will expire.

10.
June 30, 2022 award: On June 30, 2022, the Company allotted 170,000 options and 6,000 RSUs to employees of the Company and subsidiaries. Options not exercised within 5 years of inception date will expire.

11.
March 28, 2022 award: On March 28, 2022, the Company allotted 215,500 options and 45,000 RSUs to employees of the Company and subsidiaries. Options not exercised within 5 years of inception date will expire.

The vesting period of all grants rewarded during the year ended December 31, 2022 of both options and RSUs are 4 years, with 25% of the options vest on the first anniversary of grant date, and after that, additional 6.25% of the options vest on the last day of each subsequent calendar quarter.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CAPITAL AND RESERVES (continued):

b.	Share-based payment (continued):

The Company used the Black and Scholes option pricing model to measure the fair value of the share options on award dates. The key assumptions used by the Company in this model and the fair value of each option are as follows:

Allotment date	Share price	Exercise price	Expected option life	Risk-free interest rate	Average standard deviation (**)	Option fair value
The weighted average for 2024	$25.78					$25.78
The weighted average for 2023	$19.92	-	-	-	-	$19.92
The weighted average for 2022	$11.1	-	-	-	-	$11.1
September, 6, 2024 – RSUs	$ 23.72	-	-	-	-	$ 23.72
September, 6, 2024 – Options	$21.02	$22.59	5	0.0373	0.6374	$11.59
August 6, 2024 - RSU	$ 21.02	-	-	-	-	$ 21.02
June 25, 2024 - RSUs	$ 21.55	-	-	-	-	$ 21.55
May 12, 2024 - RSUs	$ 28.49	-	-	-	-	$ 28.49
February 27, 2024 - RSUs	$ 27.93	-	-	-	-	$ 27.93
February 1, 2024 - RSUs	$ 24.25	-	-	-	-	$ 24.25
November, 2023 – RSUs	$ 19.57	-	-	-	-	$ 19.57
June 26, 2023 – Options	$ 19.34	$ 18.83	5	0.0396	0.678	$11.03
June 26, 2023 – RSUs	$ 19.34	-	-	-	-	$19.34
December 20, 2022 - RSUs	$19.7	-	-	-	-	$19.7
September 29, 2022 – Options	$23.9	25.5	5	0.0398	0.5445	$11.8-$23.9
September 29, 2022 - RSUs	$23.9	-	-	-	-	$23.9
June 30, 2022 – Options	$18.5	$16.7	5	0.0301	0.54	$9.7-$10.8
June 30, 2022 – RSUs	$18.5	-	-	-	-	$18.5
March 28, 2022 – Options	$18.4	$20.4	5	0.025	0.56	$8.7
March 28, 2022 – RSUs	$18.4	-	-	-	-	$18.4

(**) The Average standard deviation was determined based on historical volatility of the company.

All allotments to employees and offices in Israel carried out as part of the plan are subject to the terms set out in Section 102 of the Income Tax Ordinance. The allotments to Israelis who are not employees are subject to Section 3(i) to the Income Tax Ordinance. Foreign employees and service providers are subject to the tax law in the relevant countries.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CAPITAL AND RESERVES (continued):

b.	Share-based payment (continued):

Below is a breakdown of the RSUs and options by their weighted average exercise price during the reported periods:

	December 31, 2024		December 31, 2023		December 31, 2022
	Number of awards	Weighted average exercise price	Number of awards	Weighted average exercise price	Number awards	Weighted average exercise price
Number of awards outstanding at beginning of year	3,339,120	17.8	3,823,052	19.3	3,633,778	19.1
New granted	283,371	22.5	264,256	18.8	520,767	16.5
Exercised awards	(680,671)	8.0	(370,732)	6.57	(203,748)	5.0
Forfeited awards	(414,134)	26.0	(366,633)	26.1	(126,211)	17.0
Expired awards	(33,676)	19.2	(10,823)	14.76	(1,534)	6.7
Outstanding awards at end of year	2,494,010	18.7	3,339,120	17.84	3,823,052	19.3
Exercisable options at end of year	1,274,794	14.2	1,550,358	11.67	1,502,887	12.3

As of December 31, 2024, 2023 and 2022, the weighted-average remaining contractual life of exercisable options were 1.5, 3.5 and 2.7 years, respectively.

As of December 31, 2024, 2023 and 2022, the range of exercise prices for share options outstanding at the end of the period is NIS 0.001-$25.52 for the three periods.

The expenses related to share base compensation for each of the three years in the period ended December 31, 2024, 2023 and 2022 are $7,187, $6,027 and $8,747 thousand, respectively.

The amounts of expense recognized as capitalized development costs and included as intangible assets for each of the three years in the period ended December 31, 2024, 2023 and 2022 are $718, $825 and $909, respectively.

The balance of unrecognized benefit as of December 31, 2024, assuming that all conditions set were met, is $6,879 thousand.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - REVENUES

	For the year ended December 31,
	2024	2023	2022
	US Dollars in thousands
Revenue from the sale of integrated POS devices	91,677	84,406	68,726
Recurring revenue:
SaaS revenue	88,494	58,920	45,274
Payment processing fee	133,842	92,165	59,514
	222,336	151,085	104,788
	314,013	235,491	173,514

NOTE 18 - COST OF REVENUES

	For the year ended December 31,
	2024	2023	2022
	US Dollars in thousands
Cost of integrated POS devices sales	64,106	68,433	62,872
Cost of recurring revenue:
Cost of services	20,088	13,419	9,394
Cost of processing	88,285	65,346	41,210
	172,479	147,198	113,476

As of the periods ended December 31, 2024, 2023 and 2022, cost of revenue includes employee related costs and share based compensation in the amount of $9,890, $7,385 and $6,352 thousand, respectively.

NOTE 19 - RESEARCH AND DEVELOPMENT EXPENSES

	For the year ended December 31,
	2024	2023	2022
	US Dollars in thousands
Payroll and related expenses	18,341	15,309	14,820
Suppliers and subcontractors	3,780	3,416	4,193
Office and maintenance	586	684	602
Share-based payment	1,355	1,148	1,279
Depreciation and amortization	1,312	1,371	1,238
	25,374	21,928	22,132

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31,
	2024	2023	2022
	US Dollars in thousands
Payroll and related expenses	49,228	36,520	32,402
Share-based payment	5,475	4,627	7,097
Office and maintenance	3,745	2,749	2,365
Advertising and sales promotion	3,117	2,192	2,599
Depreciation and amortization	7,483	4,444	3,366
Computers and IT systems maintenance	8,260	5,196	4,452
Professional fees	12,256	8,443	5,903
Provision for credit losses and bad debts	675	-	630
Other expenses	7,957	6,149	5,278
	98,196	70,320	64,092

NOTE 21 - FINANCIAL EXPENSES OR INCOME

a.	Financial Income
	For the year ended December 31,
	2024	2023	2022
	US Dollars in thousands
Interest income on cash and bank deosits	3,110	1,685	-
Financial income in respect of change in fair value options	148	-	423
Financial income in respect of shareholders and related companies	150	24	15
Financial income in respect of finance sub-lease	-	17	-
Financial income in respect of exchange rate differences	-	767	-
	3,408	2,493	438

b.	Financial Expenses
	For the year ended December 31,
	2024	2023	2022
	US Dollars in thousands
Interest expense on bank loans and bank fees	(6,181)	(3,389)	(993)
Financial expenses in respect of change in fair value options	-	(310)	-
Financial expenses in respect of loans from others	(197)	(591)	(70)
Financial expenses in respect of other liabilities	(1,552)	(161)	(167)
Financial expenses in respect of leases liabilities	(333)	(330)	(260)
Financial Expenses in respect of exchange rate differences	(2,634)	-	(1,968)
	(10,897)	(4,781)	(3,458)

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 - LOSS PER SHARE

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue.

	For the year ended December 31,
	2024	2023	2022
Loss for the year attributed to holders of ordinary shares (US Dollars in thousands)	(5,631)	(15,887)	(37,509)
Weighted average of number of ordinary shares in issue (in thousands)	35,762	33,149	32,817
Basic loss per ordinary share (in dollars)	(0.157)	(0.479)	(1.143)

b.	Diluted

Instruments that can potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share, as their impact was anti-dilutive:

	Thousands of shares
	As of December 31,
	2024	2023	2022
Outstanding awards at end of the year issued as part of share-based compensation	2,494	3,339	3,823

NOTE 23 - RELATED PARTIES

a.	Transactions with related parties:
	For the year ended December 31,
	2024	2023	2022
	US Dollars in thousands
Payroll, options and payments to related parties employed by the Company	3,550	2,671	5,378
Payroll to directors	228	176	207
Transactions - associated companies	3,474	2,202	766

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – RELATED PARTIES (continued):

b.	Balances with related parties:
	December 31,
	2024	2023
	US Dollars in thousands
Receivables – associated companies	3,903	3,555
Trade payables – related companies and parties	83	97
Other payables – related companies and parties	37	41

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - RELATED PARTIES (continued):

c.	Related parties' employment terms:

1.	Employment terms of controlling shareholder and director – Mr. Yair Nechmad – for his service as the Company’s CEO:

Payments of management and consulting fee to Mr. Yair Nechmad for serving as CEO are performed under a November 2016 agreement (in this paragraph (1), the "Agreement"). Under the Agreement, the services are provided by Mr. Nechmad through Yair Nechmad Ltd., which is fully controlled by Mr. Yair Nechmad, in consideration for a management fee at a monthly cost of NIS 50 thousand ($14.5 thousand), and reimbursement of various expenses.

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

On May 4, 2021, the Board of Directors and general meeting of the Company approved engagement in revised service agreements with Mr. Yair Nechmad, in which the monthly management fee of each of them was revised to NIS 140 thousand ($43 thousand), beginning on the date completing the IPO on the Tel Aviv Stock Exchange, i.e. May 13, 2021. This amount is to increase each calendar year by 2.5% so the payment for each of the 12 months during the year ended December 31, 2024 accounted to NIS 149 thousand ($41 thousand).

Arnon Nechmad, the son of Yair Nechmad, was hired by a wholly-owned subsidiary of the Company, in November 2021, prior to that was an employee of another wholly-owned subsidiary of the Company and, in 2023 became an employee of the Company. Mr. Nechmad received compensation of approximately $91 thousands, $81 thousands and $83 thousands in 2024, 2023 and 2022, respectively.

Tal Tannenbaum, who became the daughter-in-law of Yair Nechmad in August 2022, has been a part-time employee of the Company since December 2021. Ms. Tannenbaum received compensation of approximately $80 thousand, $55 thousand and $26 in 2024, 2023 and 2022 respectively. The company granted to Ms. Tannenbaum 500 options in the March 28, 2022 grant.

2.	The employment terms of controlling shareholder and director, Mr. David Ben Avi, for his service as the Company’s CTO:

Payment of management and consulting fee to Mr. David Ben Avi for serving as the Company’s CTO is under a November 2016 agreement (in this paragraph (2), the "Agreement"). Under the Agreement, services are provided by Mr. Ben Avi through David Ben Avi Holdings Ltd., which is fully controlled by Mr. Ben Avi, in consideration for a monthly management fee at the cost of NIS 50 thousand ($14.5 thousand), and reimbursement of various expenses.

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

NOTE 23 - RELATED PARTIES (continued):

c.	Related parties' employment terms (continued):

On May 4, 2021, the Board of Directors and general meeting of the Company approved engagement in revised service agreements with Mr. David Ben Avi, in which the monthly management fee was revised to NIS 140 thousand ($43 thousand), beginning on the date completing the IPO on the Tel Aviv Stock Exchange, i.e. May 13, 2021. This amount is to increase each calendar year by 2.5% so the payment for each of the 12 months during the year ended December 31, 2024 accounted to NIS 149 thousand ($41 thousand).

The total expenses related to Oded Frenkel, Mr. Ben Avi’s brother-in-law, who is employed by the Company as Chief Customer Officer in 2024, 2023 and 2022 was $204 thousand, $212 thousand and $236 thousand, respectively. During 2024 Mr. Frenkel received an amount of 2,500 RSUs and in 2023 options to purchase 2,500 ordinary shares at the exercise price of $18.83 per share, and options in 2022 to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share.

The total expenses related to Reuven Amar, Mr. Ben Avi’s brother-in-law, who is employed by the Company as Engineering Lab Manager in 2024, 2023 and 2022 was $172 thousand, $177 thousand and $206 thousand, respectively. Mr. Amar received options in 2023 to purchase 2,500 ordinary shares at the exercise price of $18.83 per share, and options in 2022 to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share.

3.	Payments to Mr. Amir Nechmad – controlling shareholder and former director

During 2024, 2023 and 2022, the amount paid by the Company to Mr. Amir Nechmad for services rendered to the Company including directors' fees amounted to $17 thousand, $22 thousand and $28 thousand, respectively. As of July, 2024 Mr. Nechmad is no longer serves as a member of the Board of Director.

4.	Payments to Mr. Eran Havshush – Director of the board

On July 2024, Mr. Havshush was appointed as a member of the Board of the Company. Mr. Havshush, has been acting as a consultant to the Company since 2012, providing services related to taxation, capital investments, and other financial and accounting matters. Previously served as the Company’s auditor from 2006 to 2009. Furthermore, Mr. Havshush provides audit, tax, and consulting services on an ongoing basis to the Company’s controlling shareholders, Mr. Yair Nechmad, Mr. Amir Nechmad, and Mr. David Ben-Avi. During years in 2024, 2023, and 2022, the fees paid by the Company to Mr. Havshush were $82 thousands, $88 thousands, and $122 thousands, respectively. Additionally, on May 12, 2024, the Company granted Mr. Havshush 1,013 RSUs (for further details see Note 16(b)(4)).

A. Omer & Co., an Israeli accounting firm where Mr. Havshush serves as a partner, has provided payroll and bookkeeping services to the Company and its Israeli subsidiaries since 2018. During the years 2024, 2023 and 2022 the fees paid by the Company to A. Omer & Co. were $32, $64, and $148, respectively. On May 29, 2024, the Company, Mr. Havshush, and A. Omer & Co. entered into a new service agreement (the “New Service Agreement”), under which Mr. Havshush will continue to provide services related to accounting, tax reporting and compliance, mergers and acquisitions in Israel, employee stock option plans, and other tax-related matters. Under this agreement, he will receive a monthly fee ranging from approximate amounts of $5 thousands to $8 (NIS 20 thousands to NIS 30 thousands, respectively), depending on hours worked. Additionally, he will receive compensation for services rendered in connection with completed acquisitions, offerings, or other special projects, equal to up to three times his monthly fees. Under the New Service Agreement, A. Omer & Co. will continue to provide payroll, bookkeeping, and tax-related services to the Company and affiliated entities. Fees for these services will be based on hourly rates of approximately $54 to $68 (between NIS 200 and NIS 250, respectively), subject to a 25% discount. The fees paid to Mr. Havshush and A. Omer & Co. pursuant to the New Service Agreement are in addition to the director fees paid to Mr. Havshush for his service as a director of the Company.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - RELATED PARTIES (continued):

c.	Related parties' employment terms (continued):

5.	Directors insurance:

The Company has a directors and office holders insurance policy with limit of liability of NIS 67 million ($20 million) any one occurrence and in the aggregate plus excess limit of $5 million Side A Insurance for the directors & officers only.

NOTE 24 - LIENS, GUARANTEES AND COMMITMENTS

Liens

As of the approval date of these financial statements, the company has floating charge obligations to a local Israeli banks in order to secure credit line facilities and the activity related in the Israeli banks. In respect of a guarantee provided by the Israeli banks, the Company also provided specific liens in the amount of approximately $17 million.

NOTE 25 - SUBSEQUENT EVENTS:

a.	Israel Competition Authority

On February 3, 2025 the company announced the settlement of the previously-disclosed investigation by the Israel Competition Authority (ICA) (together "the parties"), in connection with the company's acquisition of OTI in 2022 (See note 12). The company cooperated fully and transparently with the ICA throughout the investigative process, and the parties have reached a mutual understanding on the following terms of settlement in order to avoid further litigation while the company and OTI reserve their claims in relation to the circumstances of the acquisition. The settlement will be executed by way of a consent decree, which is subject to public commentary and pending approval by the Israeli Competition Court, and contains the following key terms:

1.	The company will pay a sum of approximately $701 thousands (NIS 2,500 thousands) to the State Treasury.
2.	Yair Nechmad, CEO and Chairman of the company, will pay a sum of approximately $67 thousands (NIS 240 thousands) to the State Treasury.
3.
The company will sale up to 6,500 OTI's Points of Sale (POS) kits over a period of five years to thirdparties who may sell, distribute, and market the OTI POS kits under their own brands in the Israeli market.

In accordance with IAS 37, a provision of approximately $1.1 million has been recognized in company's financial statements as of December 31, 2024, as the obligation meets the recognition criteria.

b.	Issuance of Corporate Bond

In February 9, 2025, at the Company’s request, the ISA extended the term of the Shelf Prospectus through August 23, 2025. On February 13, 2025, the company announced its intentions for issuance of warrants and notes in Israel. In preparation therefor, the company filed with the ISA a draft deed of trust and summaries of the terms of the notes. The timing, terms and the amount to be raised in such offering have not been determined as of the date of these financial statements and are subject to further approval by the Company’s board of directors, the ISA and the Tel Aviv Stock Exchange. There is no assurance that the offering will be completed and the warrants and notes, if offered, will not be registered under the Securities Act.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - SUBSEQUENT EVENTS (continued):

c.	Business Combinations

Subsequent to the reporting date and prior to the issuance of these consolidated financial statements, the Company acquired an entity, and gained control of an associate entity by completing the purchase of the majority of the shares. As a result of these two transactions, which are ongoing as of the date of issuance of these financial statements, the Company obtained control and will fully consolidate the entities' financial results in future reporting periods. UpPay Servicos De Tecnologia Da Infamramcao S.A. (“UpPay”), located in Brazil, was purchased for an Enterprise Value of 32.75 million Brazilian Real, which includes up to 2.75 million Brazilian Real as an earnout. The Company also completed the purchase of the majority of shares of Tigapo Ltd., an associated company, located in Israel. Both purchase price allocation and the impact of these transactions on the Company's consolidated financial statements are at a very early stage and the accounting implications on the Company's financial statements is still being assessed. As these acquisitions occurred after the reporting period, they do not impact the Company’s financial position as of December 31, 2024, and they may be reflected in the Company’s financial results in subsequent periods.