Form 20-F
period 2025-12-31
Nayax Ltd.
filed 2026-03-09
CIK 1901279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:   001-41491

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2025, the registrant had outstanding 37,301,367 ordinary shares, par value NIS 0.001 per share.

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐
Emerging Growth Company ☐

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

Yes ☐           No ☒

TABLE OF CONTENTS

Page

Presentation of Financial and Other Information		- iv -
Cautionary Statement Regarding Forward-Looking Statements		1
PART I		2
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
A.	[Reserved]	2
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	39
A.	History and Development of the Company	39
B.	Business Overview	40
C.	Organizational Structure	60
D.	Property, Plants and Equipment	60
ITEM 4A.	UNRESOLVED STAFF COMMENTS	60
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	60
A.	Operating Results	61
B.	Liquidity and Capital Resources	73
C.	Research and Development, Patents and Licenses, etc.	75
D.	Trend Information	75
E.	Critical Accounting Estimates	75

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	75
A.	Directors and Senior Management	75
B.	Compensation	78
C.	Board Practices	81
D.	Employees	92
E.	Share Ownership	92
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	92
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	93
A.	Major Shareholders	93
B.	Related Party Transactions	94
C.	Interests of Experts and Counsel	97
ITEM 8.	FINANCIAL INFORMATION	97
A.	Consolidated Statements and Other Financial Information	97
B.	Significant Changes	98
ITEM 9.	THE OFFER AND LISTING	98
A.	Offering and Listing Details	98
B.	Plan of Distribution	98
C.	Markets	98
D.	Selling Shareholders	98
E.	Dilution	98
F.	Expenses of the Issue	98

- i -

ITEM 10.	ADDITIONAL INFORMATION	98
A.	Share Capital	98
B.	Memorandum and Articles of Association	98
C.	Material Contracts	98
D.	Exchange Controls	98
E.	Taxation	99
F.	Dividends and Paying Agents	108
G.	Statement by Experts	108
H.	Documents on Display	108
I.	Subsidiary Information	108
J.	Annual Report to Security Holders	108
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	109
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	109
A.	Debt Securities	109
B.	Warrants and Rights	109
C.	Other Securities	109
D.	American Depositary Shares	109
PART II		110
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	110
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	110
ITEM 15.	CONTROLS AND PROCEDURES	110
A.	Disclosure Controls and Procedures	110
B.	Management’s Annual Report on Internal Control Over Financial Reporting	110
C.	Attestation Report of the Registered Public Accounting Firm	110
D.	Changes in Internal Control Over Financial Reporting	110

- ii -

- iii -

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Nayax” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Nayax Ltd., together with its consolidated subsidiaries. The term “NIS” refer to the lawful currency of the State of Israel, the terms “dollar,” “U.S. dollar,” “US$” and “$” refer to the lawful currency of the United States, the terms “euro,” “EUR” and “€” and refer to the lawful currency of the European Union, the terms “Australian dollar” and “AUD” refer to the lawful currency of Australia and the term “British pound” refers to the lawful currency of the United Kingdom. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report are translated using the rate of NIS 3.19 to US$1.00, the exchange rate reported by the Bank of Israel on December 31, 2025.

Financial Statements

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this annual report includes our audited consolidated statements of financial position as of December 31, 2025 and 2024 and related audited consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, which have been audited by Kesselman and Kesselman, a member of PricewaterhouseCoopers International Limited.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2025,” relates to our fiscal year ended on December 31 of that calendar year.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

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

•	we have a limited operating history at our current scale, and our prospects and future revenues are subject to a number of uncertainties, which limits our ability to predict them accurately;

•	we have a history of annual net losses and therefore there are risks related to our ability to maintain profitability;

•	if we are unable to attract customers, maintain or grow our retention rates and expand usage with existing customers, our revenue growth and any future profitability could be harmed;

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

•
After being subject to ceasefire arrangements following an extended period of war, Israel has launched together with the United States a joint operation against Iran. The security situation remains unstable and hostilities could escalate or resume at any time, and the duration, scope and effects of the war, the strike against Iran and related instability are uncertain;

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

We are exposed to risks of supply shortages, price increase, tariff increases, and delivery delays for key components used to manufacture our integrated POS devices, which can adversely impact our business, financial condition and results of operations. In addition, certain suppliers may have an increasing sentiment not to transact business with Israeli companies as a result of the recent war in Israel or due to a shift in international relations and politics. We rely on certain components, some of which are provided by a single or limited number of suppliers, to produce our products, including monitors, semiconductor chips and other electronics products. We also face competition for our key components from other companies in the computers, telecom and electronics sectors.

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

Although we reported a net annual profit for the first time in 2025, we have incurred significant losses in each year since our inception, including losses of $5.6 million and $15.9 million in the years ended December 31, 2024 and 2023, respectively. Because the market for our platform and the features is rapidly evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We have experienced significant revenue growth in recent periods, but we are not certain whether we will obtain a high enough volume of revenue to sustain or increase our growth or maintain annual profitability in the future.

We also expect that our operating expenses will increase moderately over the next several years as we hire additional personnel, expand our customer base, operations and infrastructure, continue to enhance our brand, develop and expand our platform’s features, integrations, capabilities and enhancements, expand and improve our integrated POS devices and SaaS solutions and increase our spending on sales and marketing. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Revenue may not grow as anticipated for a number of possible reasons, including as a result of slowing demand for our products or due to increased competition.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

As illustrated by the increase in our number of customers from approximately 14,000 in 2019 to approximately 115,000 as of December 31, 2025, we have experienced significant growth in recent periods, which puts a strain on our business, operations and employees. We anticipate that our operations will continue to rapidly expand. Any failure by us to manage growth effectively could adversely affect our business.

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

It is also difficult to predict attrition rates given our varied customer base of large enterprise and small and medium enterprises (“SMEs”), customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, consumer spending levels, mix of customer base, decreases in the consumer base of our customers, competition, pricing increases or changing or deteriorating general economic conditions. If we fail to expand our customer base or increase our customers’ use of our platform’s solutions, our revenue may decline or grow slower than anticipated, which could harm our business, results of operations and financial condition.

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

For example, in October 2023, we announced the acquisition of Retail Pro International (“Retail Pro”), a U.S. based retail software company, for a purchase price that represents an implied enterprise value of $36.5 million, in April 2024, we completed the acquisition of both Roseman Engineering Ltd. and Roseman Holdings Ltd. (together, “Roseman Engineering”), which manage smart systems in the fields of refuelling, charging stations and management systems for forecourts and vehicle fleets, and of VMtecnologia LTDA (“VMT”), a leading technology provider for the automated self-service industry in Brazil, marking a significant step in our expansion into the Latin American market, and in December 2025, we announced the acquisition of Lynkwell, a leading energy ecosystem platform focused on supporting developers and operators of renewable generation, battery storage, utilities, and microgrids with next-generation technologies, for an implied effective purchase price of $25.9 million, with an additional earnout based on certain profitability metrics within the first 12 months post-closing.

The identification, evaluation and negotiation of potential transactions, as well as the integration of acquired companies and businesses, have in the past, and may continue in the future, to divert the attention of management and require various expenses, whether or not such transactions are ultimately completed. There can be no assurance that we will be successful in identifying, negotiating and consummating favorable transaction opportunities. In addition to transaction and opportunity costs, such transactions involve significant challenges and risks, whether or not such transactions are completed, any of which could harm our business and negatively impact our results of operations, including risks that:

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

•
we may not realize the expected benefits or synergies from the transaction in the expected time period, or at all – for example, we expect opportunities to deliver additional revenue and costs synergies, as well as accretion to net income, with the acquisition of Retail Pro, VMT and Lynkwell, which may or may not be realized in a timely manner or at all;

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

•
there may be lawsuits or regulatory actions resulting from the transaction. For example, during 2023, the Israeli Competition Authority (the “ICA”) requested from us certain documents and other information related mainly to our acquisition of OTI. We cooperated fully and transparently with the ICA throughout its investigative process, and, on February 3, 2025, we entered into a consent decree (the “Consent Decree”) with the ICA to settle allegations of anticompetitive practices and failing to obtain necessary ICA consent in connection with the acquisition. Pursuant to the Consent Decree, we and Yair Nechmad, our CEO and Chairman, agreed to pay a sum of NIS 2,500,000 (approximately $701,000) and NIS 240,000 (approximately $67,300), respectively, to the Israeli State Treasury, and we agreed to provide up to 6,500 OTI POS kits, comprised of the Telebox hardware units paired with Uno 8/Uno Plus card readers, over a period of five years, to third parties who may sell, distribute, and market the OTI POS kits under their own brands in the Israeli market. The Consent Decree was approved by the Israeli Competition Court on June 4, 2025;

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

A material portion of our expenses are denominated in NIS, USD and Euro. At the same time, we are active in more than 120 different countries, including emerging markets, and therefore receive payments and generate revenue in a large number of currencies, primarily from Euro, U.S. dollar, Australian dollar and British pound. We also face exposure to currency volatility in certain emerging markets, where fluctuations may be more pronounced. Our financial statements are presented in U.S. dollar, our functional and reporting currency, and therefore we are subject to the effects of exchange-rate fluctuations between the U.S. dollar and other currencies, which may impact on our results of operations. Fluctuations in foreign currency exchange rates may reduce our results and could materially adversely affect our business, operating results, and financial condition. In 2025, foreign currency transaction gains and losses have had an impact on our financial statements, which was partially mitigated by hedging transactions. For additional information, see “Item 5. Operating and Financial Review and Prospects - Operating Results - Components of our Consolidated Income Statement - Finance Income (Expense), Net.”

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

At the same time, the ongoing war between Russia and Ukraine and the instability in the Middle East between Israel and a variety of terrorist organizations and the Islamic Republic of Iran each threaten to expand into wider regional conflicts, which could have severe negative impact on the global economy. For more details regarding conflicts in the Middle East, see “ - Risks Related to our Operations and Incorporation in Israel - After being subject to ceasefire arrangements following an extended period of war, Israel has launched together with the United States a joint operation against Iran. The security situation remains unstable and hostilities could escalate or resume at any time, and the duration, scope and effects of the war, the strike against Iran and related instability are uncertain.”

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

In addition, government authorities in various countries have adopted or proposed ESG regulation, and we expect there will likely be increasing levels of regulation globally, disclosure-related and otherwise, with respect to ESG matters. For example, the European Commission has established a number of sustainability-related due diligence, reporting and compliance regimes, which we are subject to, including the Corporate Sustainability Reporting Directive. This directive will require disclosure of detailed information on our social and environmental risks, impacts and sustainability performance when it comes into effect for us in the coming years. We may in the future also be subject to climate-related disclosure laws adopted by the State of California, which are currently subject to legal challenge. Such laws require companies with revenues in excess of certain thresholds that are doing business in California to publicly disclose greenhouse gas emissions data and provide climate-related financial risk reports.

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

We operate in several emerging markets, and plan to expand into additional emerging markets in the future.  Certain markets in which we operate or plan to operate have lower levels of economic, political or legal stability, and tend to be more politically and economically volatile than the more established economies we serve in other countries, which could add volatility to our future revenue and earnings.

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

Our hardware-as-a-service offerings require substantial capital expenditures on our part and entail additional risks to our business, financial condition and results of operations.

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

If our implementation of hardware-as-a-service subscription pricing model is not successful, our results of operation and revenue could be adversely affected. In addition, customers who subscribe to our hardware-as-a-service offerings may terminate such subscriptions under certain circumstances in accordance with our agreements with them, subject, in some instances, to early termination fees. Accordingly, if demand for and satisfaction with hardware-as-a-service is not maintained, the overall stickiness of our offerings as compared to the sale of our POS devices could be negatively impacted.

We offer, and may in the future expand the offering of, certain embedded financial services through our platform, which exposes us to a variety of risks.

We have recently expanded our offerings to include embedded financial services allowing merchants to manage and access funds through our platform. As part of this expansion, we are soon launching the “Yellow Account”, which provides merchants with integrated deposit-accounts capabilities through a sponsor bank relationship with a third-party financial institution. Yellow Account is first being launched in the United States, and we may expand this offering to additional markets in the future. In addition, we offer hardware purchase financing, including installment payment arrangements, as well as hardware rental programs, in certain jurisdictions, which we provide directly to our merchants. We may in the future offer additional embedded financial products, including other credit-related products, either directly or through third-party financial partners, which we may offer across multiple jurisdictions. These activities subject us to a variety of risks that are distinct from, and in some cases greater than, those associated with our core payment processing and SaaS activities.

Our Yellow Account offering is dependent on our relationship with a third-party sponsor bank, which holds merchant funds and provides the underlying infrastructure for this product. We do not hold merchant funds directly in connection with Yellow Account. If our sponsor bank were to terminate, fail to renew, or materially modify the terms of our arrangement, we may be unable to continue offering Yellow Account or may experience a significant disruption in service to our merchants. Transitioning to an alternative sponsor bank or infrastructure could be time-consuming, costly and operationally complex, and there can be no assurance that we would be able to secure a replacement arrangement on comparable or acceptable terms, or at all. In addition, our sponsor bank is itself subject to regulatory requirements and oversight. Any regulatory action against, or operational failure by, our sponsor bank, including with respect to the safeguarding and reconciliation of merchant funds, could disrupt our ability to offer Yellow Account, result in the loss or unavailability of merchant funds, or expose us to merchant claims, regulatory scrutiny or reputational harm, even if such issues are not caused by us. Moreover, negative events or adverse publicity involving our sponsor bank, including regulatory enforcement actions, financial difficulties or data security incidents, could adversely affect merchant confidence in Yellow Account and in our platform more broadly, regardless of our own performance or conduct.

The offering of embedded financial services subjects us to regulatory requirements that may vary significantly across jurisdictions. Our Yellow Account offering and any future embedded financial products are or may be subject to laws and regulations relating to anti-money laundering, counter-terrorist financing, sanctions compliance, know-your-customer obligations, safeguarding of client funds, disclosure requirements, and other applicable regulatory frameworks. If we offer credit-related products directly in the future, such activities may require us to obtain and maintain licenses or regulatory approvals in the applicable jurisdictions, and to comply with additional regulatory regimes, including those relating to fair lending, interest rate restrictions, and capital or liquidity thresholds. As we may offer these products across multiple jurisdictions, we face the additional complexity of navigating differing and potentially conflicting regulatory frameworks. Failure to comply with applicable laws and regulations, or changes in their interpretation or enforcement, could result in fines, penalties, restrictions on our activities, reputational harm, or the suspension or termination of our financial services offerings.

Our hardware purchase financing and rental activities expose us to credit risk on our balance sheet. Merchants that finance or rent hardware through us may be unable or unwilling to meet their payment obligations, particularly during periods of macroeconomic uncertainty, rising interest rates, or industry-specific downturns affecting the sectors we serve. If merchant defaults exceed our expectations, or if we fail to accurately price the credit risk associated with these arrangements, our results of operations and financial condition could be materially adversely affected. If we offer additional credit-related products in the future, either directly or through third-party financial partners, we would be exposed to further credit risk, as well as liquidity risk, interest rate risk, and earnings volatility. Such activities may require us to commit significant capital, maintain regulatory capital, or secure third-party funding arrangements, which could constrain our liquidity. If we are unable to access sufficient funding on acceptable terms, or if market conditions limit the availability of capital, we may be forced to curtail such activities or bear higher funding costs, which could adversely affect our margins and growth prospects.

The integration of financial services into our platform increases the complexity of our operations and internal controls. We are enhancing, and expect to continue enhancing, our risk management, compliance, cybersecurity, and fraud detection capabilities in connection with these offerings. If our systems, or those of our third-party partners, fail to effectively manage these risks, including risks arising from data breaches or cyberattacks targeting sensitive financial information, we could incur financial losses, regulatory scrutiny and reputational damage.

In addition, the offering of embedded financial services, including the Yellow Account and any future products or services involving the management of merchant funds and cashflow, heightens the importance and sensitivity of our customer support function. These services involve access to and movement of merchant funds, which may increase merchant expectations regarding the timeliness, accuracy and effectiveness of our support. We rely on our customer support infrastructure, including third-party service providers and, in certain cases, back-to-back support arrangements with our third-party sponsor bank. If we are unable to provide responsive and knowledgeable assistance with respect to account access, funds availability, transaction disputes, reconciliation issues or other financial inquiries—whether due to limitations in our resources, challenges in scaling our support operations, or delays or deficiencies attributable to third parties—merchants may lose confidence in our services or platform. Because these offerings represent a new category of financial service for us, we may initially encounter operational, training or coordination challenges in delivering consistent, high-quality support at scale. Any failure, or perceived failure, to deliver the appropriate level of customer support could result in complaints, negative publicity, reduced adoption of our services and products, merchant attrition and reputational harm, which could materially adversely affect our business, financial condition and results of operations.

Moreover, our expansion into embedded financial services may not achieve the anticipated benefits of higher platform adoption or improved monetization of our merchants. Merchants may be reluctant to adopt our financial products, may prefer competing offerings from traditional financial institutions or fintech providers, or may perceive conflicts of interest in consolidating payments, operations management, and financial services with a single provider. If adoption rates are lower than expected, we may not realize a return on the investments made to develop and launch these offerings.

Any of the foregoing risks, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to credit risk from trade receivables and from financing or credit arrangements we extend to certain customers and partners.

We are exposed to credit risk in the ordinary course of our business, including from trade receivables arising from the sale of our products and services. In addition, from time to time, we may lend money or otherwise extend financing or credit arrangements to certain customers and partners in connection with our offerings. As of December 31, 2025, an aggregate of approximately $7.3 million was outstanding under such loans.

These arrangements expose us to the risk that customers or partners may be unable or unwilling to repay amounts owed to us in a timely manner or at all, whether due to liquidity constraints, financial distress, bankruptcy or other factors. If such customers or partners were to delay payment or default on their obligations, or if our allowances for expected credit losses prove inadequate, we may be required to record additional provisions or write-offs, which could adversely affect our results of operations and financial condition.

Providing financing or extending credit may also increase our exposure to customer concentration risk and require additional operational and administrative resources.

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

The nature of our business and our reliance on digital technologies make us an attractive and frequent target for, and vulnerable to, technological failures and exposure to cyber-attacks, fraud, computer viruses, social engineering (including phishing and ransomware attacks), malware, password praying, credential stuffing, general hacking, physical or electronic break-ins or similar disruptions. Breaches of our security systems, which may arise as a result of employee theft, exfiltration, misuse or malfeasance, our actions, omissions or errors, third-party actions, omissions or errors, unintentional events or deliberate attacks by cyber criminals, have in the past and may in the future result in the loss or vulnerability of, or unauthorized access to, our or our customers’ data, including personal data, our intellectual property or other confidential, proprietary or sensitive business information. The techniques used to obtain unauthorized, improper or illegal access to our systems, our data, customer data or end-user data, disable or degrade service or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly and may not be recognized or detected until after they have been launched against a target. We and our service providers also face threats from sophisticated nation-state and nation-state-supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risks to our and their systems, internal networks and the information that we and they store and process.

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

Moreover, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding data privacy and security. For example, the State of California enacted the California Consumer Privacy Act, as amended by the California Privacy Rights Act, as amended (collectively, the “CCPA”), which created new privacy rights for users residing in the state. The CCPA broadly defines personal information and gives California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and the right to opt out of certain sharing and sales of personal information and provides a new cause of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation and class actions. The law also prohibits covered businesses from discriminating against California residents (for example, charging more for services) for exercising any of their CCPA rights. It also creates a new California data protection agency specifically tasked to enforce the law, which could result in increased regulatory scrutiny of businesses operating in California in the areas of data protection and security.

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

In addition, some laws require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach or due to regulatory requirements. These laws are not consistent, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify our customers, consumers or other counterparties of a security breach. Regardless of our contractual protections, any actual or perceived security breach or breach of our contractual obligations could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

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

Our operations abroad may also be subject to increased scrutiny or attention from data protection authorities. The European Union’s (“EU”) General Data Protection Regulation (“GDPR”), which regulates the gathering, Processing, protection, storage and transfer of personal data, applies directly to the activities of our subsidiaries that are established in the European Union and indirectly to us and our non-EU subsidiaries to the extent that such entities process personal data collected from EU data subjects through the offering of goods and services or monitoring of data subjects in the EU. The GDPR, which became effective in May 2018, created new individual privacy rights and imposed worldwide obligations on companies Processing personal data of EU users, which has created a greater compliance burden for us and other companies with European users, and subjects violators to substantial monetary penalties. Fines for noncompliance with the GDPR are significant and can be up to the greater of €20 million or 4% of annual global turnover. The GDPR requires data controllers to implement stringent operational requirements, including, for example, transparent and expanded disclosure to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for demonstrating that they have obtained valid consent for certain data Processing activities, and also to impose significant requirements and responsibilities on data Processing actions carried out by data processors on their behalf. The GDPR also provides that EU member states may introduce further conditions, including limitations, and make their own laws and regulations further limiting the Processing of ‘special categories of personal data,’ including personal data related to health, biometric data used for unique identification purposes and genetic information, which could limit our ability to collect, use and share EU data, and could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harm our business and financial condition.

Following the United Kingdom (“U.K.”)’s exit from the European Union, known as Brexit, the U.K. implemented the U.K. General Data Protection Regulation (“U.K. GDPR”), which imposed substantially the same obligations as the GDPR. However, the U.K. GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the U.K. government), which creates a risk of divergent parallel regimes and related uncertainty. We also cannot predict how the U.K. GDPR and other U.K. privacy and cybersecurity laws, rules, or regulations may develop, including as compared to the GDPR, nor can we predict the effects of divergent laws and related guidance. For example, the U.K.’s Data Use and Access Act of 2025, which makes several modifications to the U.K. GDPR, reived Royal Assent in June 2025, and implementation began in August 2025. Such modifications cause the U.K.’s data privacy law to deviate from the GDPR and that of the EU, and permit further deviations in the form of regulatory guidance or secondary legislation. Fines for noncompliance with the U.K. GDPR are significant and can be up to the greater of GBP 17.5 million or 4% of annual global turnover.

With respect to transfers of personal data from the European Economic Area (“EEA”), on June 28, 2021, the European Commission issued an adequacy decision in respect of the U.K.’s data protection framework, enabling data transfers from EU member states to the U.K. to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. The decision was renewed on December19, 2025 and it is intended to last until December 27, 2031, however, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs it could lead to additional costs and increase our overall risk exposure. in addition, recent legal developments in Europe have created complexity and uncertainty regarding data transfers from the EEA to countries outside of the EEA in respect of which the European Commission or other relevant regulatory body has not issued an adequacy decision. Furthermore, the U.K. similarly restricts transfers of personal data to countries outside of the U.K. to countries such as the United States that the U.K. government does not consider to provide an adequate level of personal data protection. While we currently rely on the standard contractual clauses promulgated and recently substantially revised by the European Commission and the U.K.’s International Data Transfer Agreement (or the U.K.’s approved international data transfer addendum to the European Union’s standard contractual clauses) for such transfers, on July 10, 2023, the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the European Union to United States companies participating in the EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the U.K. for the U.K.-U.S. Data Bridge). However, the EU-U.S. Data Privacy Framework (and the U.K.-U.S. Data Bridge) may be in flux as such new adequacy decision has been challenged, and is likely to face additional challenges, including at the Court of Justice of the European Union.

An additional example of data privacy laws and regulations we may be subject to is the Israeli Protection of Privacy Law, 5741-1981 (“PPL”), as amended, including Amendment 13 that came into force and the regulations promulgated thereunder, including the Israeli Protection of Privacy (Data Protection) Regulations, 5777-2017. The PPL and the regulations promulgated thereunder, as well as guidelines of the Israeli Privacy Protection Authority (the “PPA”), impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. Failure to comply with the PPL, its regulations and guidelines issued by the PPA may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. The PPA may initiate administrative inspection proceedings, from time to time, without suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the PPA and reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs. Pending legislation in Israel may result in a change to the current enforcement measures and sanctions.

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

Compliance with current or future privacy and data protection laws (including those regarding security breach notification) affecting consumer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve us sharing information with third parties or storing personal or sensitive information), which could materially and adversely affect our profitability and could reduce income from certain business initiatives. We have incurred, and may continue to incur, significant expenses to comply with evolving privacy and security standards and protocols imposed by law, regulation, industry standards, shifting consumer expectations, or contractual obligations. In particular, with laws and regulations such as the GDPR in the EU, the U.K. GDPR in the U.K., the PPL in Israel and the CCPA and other laws, rules, regulations and standards in the U.S. imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and we may incur significant costs and expenses in an effort to do so. There is a risk that the interpretations and measures conducted by us in our efforts to comply with the applicable privacy and data protection legislation may prove to be insufficient or incorrect. Any failure, real or perceived, by us to comply with our privacy, data protection, or information security policies, changing consumer expectations, or with any evolving regulatory requirements, industry standards, or contractual obligations could cause our customers to reduce their use of our products and services, disrupt our supply chain or third-party vendor or developer partnerships, and materially and adversely affect our business. Privacy and data security concerns, whether valid or not, may inhibit market adoption of our products and services, particularly in certain industries and jurisdictions. If we are not able to quickly adjust to changing laws, regulations, and standards related to the internet, our business may be harmed.

Entering new markets with different legal regimes exposes us to a range of regulatory and privacy risks.  Non‑compliance with the privacy laws of such jurisdictions may lead to fines, investigations and unenforceable contracts. In regions with evolving or fragmented privacy frameworks, there is additional uncertainty as to our ability to adapt to local requirements which may differ materially from other privacy laws which are the basis of our current practices.

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

We currently use and intend to leverage third parties’ artificial intelligence (“AI”) applications in several of our internal processes, and the products and services we sell. For example, we currently utilize a platform that offers API integrations with Large Language Models like Open AI’s ChatGPT and Anthropic’s Claude. These models are being trained on a replica of the Company’s database. The trained models are used as both internal and customer-facing tools, enabling users to query the database using natural language. As this technology is becoming more prevalent, we expect to expand our use of AI in various areas of our business. Our use of AI may result in operational challenges, legal liability, reputational concerns, and privacy and competitive risks, which could result in adverse effects on our financial condition, results of operations, or reputation. For example, the models underlying our AI-powered solutions may be incorrectly or inadequately designed or implemented. They may also be trained on, or otherwise use, biased, incomplete, inaccurate, misleading, or poor-quality data or algorithms, any of which may not be easily detectable. Further, the use of generative AI processes at scale is relatively new and may lead to challenges, concerns and risks that are significant or that we may not be able to predict, especially if our use of such technologies in the development or delivery of our products or services becomes more important to our operations over time. Generative AI has been known to, and may continue to, create biased, incomplete, inaccurate, misleading, or poor-quality output or produce other discriminatory or unexpected results, errors, or inadequacies, any of which may not be easily detectable. Accordingly, our use of AI-powered solutions may inadvertently reduce our effectiveness and efficiency or generate unintentional or unexpected outputs (including any AI-generated content, analyses, or recommendations) that are, or are perceived to be, biased, incomplete, inaccurate, misleading, poor-quality, unethical, or otherwise deficient or flawed, do not match our business goals, standards, or values, do not comply with our policies or procedures, harm our brand and reputation, negatively impact consumers or otherwise interfere with the performance of our business. Further, our competitors or other third parties may incorporate AI into their business or operations more quickly or more successfully than us, which could impair our ability to compete effectively.

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

Regulation of AI is rapidly evolving worldwide as legislatures and regulators are increasingly focusing on these emerging technologies. For example, the European Union’s Artificial Intelligence Act (the “AI Act”), which entered into force on August 1, 2024, establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework categorizes AI systems, based on the risks associated with such AI systems’ intended purposes. The AI Act prohibits certain uses of AI systems and places numerous obligations on providers and deployers of permitted AI systems, with heightened requirements based on AI systems that are considered high risk. New provisions of the EU AI Act took effect in August 2025 that may impact disclosure and risk management practices by us and third-party providers with whom we have commercial relationships. There is a risk that our current or future AI-powered solutions may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability and fines or otherwise adversely affect our business, results of operations, financial condition and future prospects.

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

For example, we provide services in more than 120 countries but only hold licenses, registrations or other authorizations in a subset of these countries. We exercise our judgment as to whether our activities are subject to licensing requirements or otherwise regulated in the countries in which we operate, and it is possible that regulators or other governmental or judicial bodies in such countries may disagree with our determination as to whether we require a license, registration or other authorization or as to the sufficiency of the scope of our licenses, registrations or other authorizations to cover our business activities. Financial regulators across jurisdictions are increasingly focused on regulation of the payments industry, including with respect to the activities of non-bank payment processors and intermediaries, and we may receive enquiries from regulators or third parties such as customers or partners as to our licensing position in particular jurisdictions which may require us to engage with regulators or third parties on this subject, and require investment of financial and managerial resources or amendments to our operations. In addition, tax administrations in various jurisdictions in which we operate have increasingly sought to enhance their data collection and tax compliance related to payment processing transactions by requiring electronic fiscal reporting by payment processing providers, which is referred to as fiscalization. For example, regulators in Brazil and Romania have imposed fiscalization requirements that require us to provide almost instantaneous reporting to tax administrations of certain of our payment processing activities. Due to the lack of uniformity in fiscalization requirements from jurisdiction to jurisdiction, fiscalization adds complexity and associated risk to our regulatory compliance efforts. In addition, we have a principle license with the ability to issue Mastercard in Europe, the U.K. and Israel. Our licenses impose on us a variety of regulatory requirements in different jurisdictions, including ongoing compliance requirements, and expose us to risks applicable to credit card issuers such as fraud. To the extent that we do not comply, or have not in the past complied, with applicable licensing or other regulations and requirements, we could face regulatory enforcement action, including fines, penalties, suspension or revocations of licenses, registrations or other authorizations, limitations on our products and services and other regulatory consequences, loss of business or reputational damage which may be significant and could have an adverse effect on our business, financial condition or results of operations. Further, the inability to obtain new licenses or other authorization in new jurisdictions into which we plan to expand our operations, or the loss of any license or other authorization in jurisdictions in which we presently operate, could have an adverse effect on our business, prospects, financial condition or results of operations. As we continue to expand our products offerings and our geographical footprint, we may be exposed to regulations that are applicable to financial services related to the utilization of digital assets.

We are also subject to other forms of regulatory oversight, including oversight from an antitrust and competition perspective related to mergers and acquisitions and other business activities. During 2023, the ICA requested from us certain documents and other information related mainly to our acquisition of OTI. We cooperated fully and transparently with the ICA throughout its investigative process, and, on February 3, 2025, we entered into the Consent Decree with the ICA to settle allegations of anticompetitive practices and failing to obtain necessary ICA consent in connection with the acquisition. Pursuant to the Consent Decree, we and Yair Nechmad, our CEO and Chairman, agreed to pay a sum of NIS 2,500,000 (approximately $701,000) and NIS 240,000 (approximately $67,300), respectively, to the Israeli State Treasury, and we agreed to provide up to 6,500 OTI POS kits, comprised of the Telebox hardware units paired with Uno 8/Uno Plus card readers, over a period of five years, to third parties who may sell, distribute, and market the OTI POS kits under their own brands in the Israeli market. The Consent Decree was approved by the Israeli Competition Court on June 4, 2025. While we do not believe the terms of the settlement will have a significant adverse effect on our business, financial condition or results of operations, it is possible that the ICA, or other antitrust and competition regulators in countries where we operate, will initiate other unrelated regulatory enforcement actions in the future, which could require the expenditure of significant financial and managerial resources to defend against and could lead to fines, penalties, limitations on our products and services and other regulatory consequences, which may be significant and could have an adverse effect on our business, financial condition or results of operations.

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

Additionally, we are licensed as an Electronic Money Institution (“EMI”) in the EU in Lithuania. This authorization imposes significant ongoing compliance obligations and costs on us. In particular, EMIs are subject to detailed rules on how electronic money is issued to customers, how customer funds must be safeguarded and how electronic money may be redeemed. We are required to ensure funds received from customers for electronic money are either held in a segregated account with an authorized credit institution, invested in secure, liquid assets or covered by an insurance policy or comparable guarantee. We are also required to satisfy regulatory capital requirements. Specifically, EMIs must at all times hold initial capital of at least EUR 350,000. There is also an ongoing capital requirement which is calculated as a percentage of the average outstanding amount of issued electronic money. Capital is required to be held as a buffer, absorbing both unexpected losses that arise while the business is a going concern as well as the first losses if it is wound up. In addition to safeguarding of customers’ funds and regulatory capital requirements, EMIs must maintain detailed internal compliance policies and procedures that address, among other things, customer complaints handling, anti-money laundering and financial crime controls, customer due diligence, transaction monitoring, anti-bribery and corruption and compliance with applicable sanctions. EMIs are also required to regularly submit returns to regulatory authorities and make period and event-driven notifications. Senior managers and other key personnel within the EMI are also required to be approved by the relevant regulator to meet specific standards of competence, integrity and reliability, and must continue to meet the applicable regulatory standards in this regard or risk not being approved or having their approval withdrawn. EMIs are also subject to prescriptive disclosure, conduct of business, safeguarding and additional capital requirements when they provide payment services unrelated to the issue of electronic money, which we must also comply with given the nature of our business. These are in addition to the general legal obligations that apply to the group by virtue of conducting business in the EU and U.K., such as compliance with relevant data protection laws (e.g., the GDPR and U.K. GDPR). On June 26, 2023, we received our U.K. EMI License from the FCA, which became effective in January 2024. This license imposes substantially similar ongoing regulatory requirements on the relevant U.K. subsidiary that holds the license. In Israel, we received a license to provide financial asset services as well as a license to provide credit from the Capital Market, Insurance and Savings Authority in Israel (the “CMISA”) pursuant to the Supervision Law, and an extended license to provide financial asset services and a basic license to provide credit services in accordance with the Supervision Law. The Supervision Law sets forth a comprehensive regulatory framework for the provision of certain financial services and credit in Israel, and provides limitations on managing businesses engaged in such activities. In August 2025, we submitted an application to the Israel Securities Authority (the “ISA”) for a Payment Service Provider license, as required under the Regulation of Payment and Payment Initiation Services Law, 2023 (“RPSL”), which on June 6, 2024 became the regulatory framework for the supervision and licensing of non-banking payment services providers in Israel. For a description of these and additional regulatory requirements applicable to us, see “Business—Regulation—Payment Processing Regulation.” These and other ongoing compliance requirements may have a material impact on our financial condition and the allocation of human resources within the Company.

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

As of December 31, 2025, our founding and controlling shareholders Amir Nechmad, Yair Nechmad and David Ben-Avi beneficially owned approximately 58.34% of our outstanding ordinary shares. They have also entered into a shareholders’ agreement regarding nomination rights to our board of directors, voting their shares at a general meeting of shareholders and other matters. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Agreement” for more information. The interests of our founders may differ from your interests. These shareholders will be able to exert significant influence over us and, if acting together, will be able to control matters requiring shareholder approval, including the election of directors, amendments to our articles of association and approval of significant corporate transactions, including a merger and the issuance of equity interests in certain circumstances. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our Company. Our founders could also sell their stake and transfer control to another party without your consent.

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

•
other events or factors, including those resulting from regional and global conflicts such as the current conflict in Ukraine and the ongoing instable security situation in Israel, incidents of terrorism or responses to these events.

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

•
geopolitical uncertainty, including as a result of the current conflict in Ukraine, the ongoing instable security situation in Israel, tensions between U.S. and China, and uncertainty as to regional economic conditions;

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

As of December 31, 2025, we had registered share capital of 70,000,000 ordinary shares with 37,301,367 ordinary shares outstanding. We may choose in the future to adopt new equity based compensation plans for our officers, directors and employees or may choose to raise substantial equity capital from investors for a variety of reasons, including for the acquisition of new businesses, to invest in new products and technologies or to meet other working capital or corporate requirements. For example, in March 2024, we completed an underwritten public offering that included our issuance and sale of 2,600,000 ordinary shares. Consideration for the April 2024 acquisition of VMT included an earn-out in the amount of up to approximately $5.3 million payable primarily in our ordinary shares and consideration for the April 2024 acquisition of Roseman Engineering included 19,722 of our ordinary shares. On March 10, 2025, we completed an offering of, among others, 1,458,873 Series 1 Warrants, and on December 10, 2025 we completed an additional offering, by way of expansion, of 1,555,143 Series 1 Warrants. Each Series 1 Warrant is exercisable into one Ordinary Share of the Company, at an exercise price of NIS 177.80 (paid in cash), which is subject to adjustments to changes in the NIS-to-USD exchange rate, and will expire on March 31, 2027. Any future issuance of any additional ordinary shares or securities that are exercisable for or convertible into our ordinary shares will have a dilutive effect on our shareholders by reducing the percentage ownership of our then-existing shareholders, and these new securities may have rights, preferences or privileges senior to those of our existing securities. In addition, as of December 31, 2025, options to purchase 1,463,215 million of our ordinary shares were outstanding as well as 498,172 RSUs. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Option Plans.” Any additional options or RSUs that we grant under our equity incentive plans would dilute the percentage ownership held by current shareholders.

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

Our ordinary shares have traded on the TASE since May 2021 and on Nasdaq since September 2022. Trading in our ordinary shares on these markets is conducted in different currencies (NIS on the TASE and U.S. dollars on Nasdaq) and takes place at different times (resulting from different time zones and different public holidays in Israel and the United States). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market. In addition, market conditions in either market may affect the price of our ordinary shares on the other. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in the trading price of our ordinary shares.

Our management has devoted, and continues to devote, substantial time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

As a public company in the United States, we have incurred and will continue to incur additional significant accounting, legal and other expenses that we were not subject to before the listing of our ordinary shares on Nasdaq in September 2022, including costs associated with complying with the requirements under Section 404 and other provisions of the U.S. Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. The implementation and testing of new compliance processes and systems may require us to hire outside consultants and incur other significant costs. In addition, any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and Nasdaq, such as new Section 16 reporting obligations for our directors and officers, as well as applicable Israeli reporting requirements, could result in increased costs to us as we respond to such changes.

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

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, as a result of our growth and expansion, changes to or additions of new products or otherwise. Further, material weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations that we are required to include in our annual reports that we file with the SEC as well as annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our annual reports. Ineffective disclosure controls and procedures and internal control over financial reporting could cause investors to lose confidence in our reported financial and other information and we could become subject to investigations by the SEC or other regulatory authorities, which could have a material negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, our ordinary shares may not be able to remain listed on Nasdaq.

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act in our annual reports. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Additionally, since we are no longer an “emerging growth company,” our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements and the requirements of Regulation FD. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

On June 4, 2025, the SEC published a concept release soliciting public comments on potential changes to the definition of a foreign private issuer. This release is the first review of the foreign private issuer framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements available to foreign private issuers. Commencing on March 18, 2026, the disclosure requirements of Section 16(a) of the Exchange Act will be extended also to foreign private issuers, and as a result our directors and executive officers will be required to publicly disclose their equity holding and transactions involving our securities with the SEC. If we lose our status as a foreign private issuer due to new requirements adopted by the SEC or because we no longer meet the current definition, we would be required to file periodic reports and registration statements on more detailed U.S. domestic forms, comply with SEC requirements and Nasdaq corporate governance rules from which we are currently exempt, which could adversely affect us by increasing our legal and financial compliance costs and making some activities highly time-consuming and costly.

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

Additionally, there is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organization for Economic Co-operation and Development (“OECD”), and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals, Pillar One and Pillar Two, that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation. Under the OECD framework for Pillar One as currently drafted, we do not expect to be subject to the regime. To date, more than 140 countries, including Israel and other countries in which we operate, have agreed to enact legislation on Pillar Two and to enforce a minimum global tax rate of 15%. Many countries are expected to continue to implement such legislation. Israel has enacted certain of the required measures, effective for tax years beginning on or after January 1, 2026, and is considering additional legislation to align its tax regime with evolving international minimum tax standards; however, not all such measures have been adopted, and future legislative developments, if any, remain uncertain. Under the OECD framework for Pillar Two, we do not currently expect to be subject to the regime, but we are continuing to evaluate the potential impact on future periods, which will depend in part on legislative adoption by individual countries. It is difficult to assess at the present time to what extent such legislation, if and when finally adopted, might adversely impact our effective tax rate in the future.

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

Due to net operating loss carryforwards available to us, we do not expect to incur an effective Israeli corporate income tax liability in the coming year. However, there can be no assurance that we will be able to utilize these loss carryforwards in full or within the expected timeframe, including as a result of changes in applicable tax laws or their interpretation or application by the ITA, statutory limitations on the use of losses, our operating results, or audits or examinations by taxing authorities, any of which could adversely affect our effective tax rate and financial results.

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

Based on the manner in which we currently operate our business, the current and expected composition of our income and assets and the estimated value of our assets (including the value of our estimated goodwill, which is based on the price of our ordinary shares), we do not believe that we were a PFIC for the taxable year ended December 31, 2025. However, a company’s PFIC status is an annual determination that can be made only after the end of each taxable year, and our PFIC status for each taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including estimated goodwill (which may be determined by reference to the market value of our ordinary shares, which may be volatile). Our PFIC status is subject to uncertainties. We may be or become a PFIC if our market capitalization declines.

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

Risks Related to our Operations and Incorporation in Israel

After being subject to ceasefire arrangements following an extended period of war, Israel has launched together with the United States a joint operation against Iran. The security situation remains unstable and hostilities could escalate or resume at any time, and the duration, scope and effects of the war, the strike against Iran and related instability are uncertain.

We are an Israeli company and many of our employees, including our founders and a majority of our management team, are Israeli residents. Our headquarters in Herzliya, our research and development facilities and a large portion of our operations are located in Israel. In addition, one contract manufacturer, from which we derive a substantial portion of our goods, is situated in Israel.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli targets. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s government declared war against Hamas. On October 10, 2025, Israel and Hamas entered into a ceasefire agreement. However, there are no assurances that such an agreement will be maintained.

Following the attack by Hamas, other terrorist organizations and military forces such as Hezbollah in Lebanon on Israel’s northern border, various rebel militia groups in Syria and Iraq, and the Islamic Republic of Iran have launched attacks on Israel, prompting Israeli air defenses and various rounds of retaliatory strikes. In addition, the Houthi movement, which controls parts of Yemen, has launched several missile and drone attacks on Israel and has targeted dozens of merchant vessels in the Gulf of Aden and Red Sea. These actions have prompted airstrikes on Houthi military targets in Yemen by Israel and separately by a U.S.-led coalition of nations. In October 2024, Israel began ground operations against Hezbollah in Lebanon. In June 2025, Israel launched a preemptive military strike targeting military and nuclear-related infrastructure in Iran, intended to disrupt Iran’s ability to coordinate or launch further hostilities against Israel and to degrade aspects of its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities.

A ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities. On February 28, 2026, Israel and the United States commenced a joint operation against Iran, which has led Iran to launch ballistic missiles and drones against Israel and other countries in the region, including the United Arab Emirates, Bahrain and Qatar, as well as against U.S. targets in the Middle East. In addition, Iran may close the Strait of Hormuz, leading to disruption of the global supply chain, including in oil and gas, which could potentially destabilize the Israeli and global economies. As of the date of this annual report, this operation is ongoing and its outcomes and the effects that it may have are uncertain. The security situation in the region remains unstable and volatile, and hostilities could resume and/or escalate with little or no warning.

If the ongoing instability escalates, it may affect our operations and financial results in several ways, including:

•
Human Resources: nearly 10% of our Israeli employees and managers were initially called to active reserve duty; it is possible that an escalation will require additional reserve duty call-ups and more of our employees and managers or their family members will be called to active reserve duty, which would prevent them from working or effectively performing their tasks for us.

•
Macro-economic effects: the war has led, and any future escalation may lead, to negative domestic macro-economic effects in Israel that could materially impact our business and operations, such as inflation, depreciation of the Shekel, bearish capital markets, reduced availability of credit and financing sources and decline in growth.

•
Trade curtailment: any future escalation may lead to interruptions and curtailment of trade between Israel and its trading partners, which could result in reductions in the demand for our offerings or disruptions in the supply of components required for our products. Certain countries and organizations may impose trade or other trade or financial sanctions on Israel, which could impact our ability to conduct our business.

•
Shipping costs: the global shipping industry may experience disruptions due to various possible factors, including the rerouting of shipping away from the Suez Canal due to attacks by Houthi militants from Yemen on commercial shipping vessels in the Gulf of Aden and the Red Sea, which may cause a substantial increase in rates for some shipping routes. This and other factors have caused a worldwide increase in shipping rates during the war, which has impacted the Company.

•
Decrease in Israeli demand: during the war we have noticed an immaterial decrease in demand in Israel for our products and services compared to our global demand, due to reduction in mobility and gatherings in public spaces, such as for leisure and entertainment activities. Any future escalation may cause a similar effect at an unknown scale.

•
Concern about transacting business with Israeli companies: during the war we have received inquiries from customers concerned about our operations in Israel. While we do not believe that any significant orders have been withdrawn or delayed as a result of such inquiries, we cannot rule out the possibility that a future escalation can lead to customers or business partners that may stop doing business with us, nor can we predict the impact this might have on us.

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

The ongoing instability could continue to disrupt our business and operations and affect our financial results in material ways not discussed above, or to a degree that is not currently anticipated by us.

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

We have a credit facility and a long-term loan provided by banks, both of which are subject to floating rate interest. Rising interest rates could also impact the Company’s future borrowing costs. During 2025, various rating agencies affirmed their 2024 downgrading of Israel’s credit rating, due in part to the effects of the unstable security situation: Moody’s affirmed the 2024 downgrade of Israel’s credit rating from ‘A1’ to ‘Baa1’; Fitch Ratings affirmed the 2024 downgrade of Israel’s credit ratings from ‘A+’ to ‘A,’ and maintained Israel’s negative outlook; on November 7, 2025 S&P Global Ratings affirmed the 2024 downgrade of Israel’s credit ratings from ‘A+’ to ‘A,’ whilst updating the outlook from negative to stable; and on January 30, 2026, Moody’s affirmed Israel’s ‘Baa1’ credit rating, whilst updating the outlook from negative to stable. Due to the increased credit risk, businesses, including ours, will likely be charged higher interest on borrowing activity and general inflation rates will remain higher than they otherwise would be.

We rely to a certain extent on access to the Israeli financial institutions as a significant source of financing for our business. As of December 31, 2025, we have liabilities in respect of our outstanding borrowings from banks and our bonds in the aggregate amount of approximately $327.7 million. If interest rates and inflation increase for any reason, this would increase our future borrowing and other costs, negatively affecting our financial results.

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

We have been, and we believe that we currently are, eligible for certain tax benefits provided to a “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law.” In order to remain eligible for such tax benefits for a “Preferred Technological Enterprise,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the Preferred Technological Enterprise would be subject to different Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities may not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10. Additional Information—E. Taxation—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 5719-1959.”

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

•
Some of our licenses may be cancelled or suspended, or we may be subject to other sanctions for breaches of such licenses, if holders of our shares cross certain prescribed ownership thresholds without the prior approvals of the relevant regulators.

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

Selected Recent Developments

In December 2025, the Company purchased Lynkwell, an EV Charging platform, for $25.9 million in cash at closing for 100% of the business, with an additional earnout based on certain profitability metrics within the first 12 months post-closing. This transaction has been reflected starting on December 4, 2025 in the Company’s financial statements appearing elsewhere in this annual report on Form 20-F.

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

Overview

Nayax unifies payments, operations management, and customer engagement tools into a powerful, adaptable platform for modern commerce. Our solutions empower businesses to enhance customer experience, accept cashless payments, and manage their operations with a robust ‘Internet of Things’, or IoT, software platform, helping achieve long-term growth. Nayax serves a global network of merchants, ranging from small operators to global enterprises in industries like vending, electric vehicle (“EV”) charging, parking, amusements, ticketing machines, laundromats, car washes, arcades, and attended retail. As of December 31, 2025, 2024 and 2023, we served approximately 115,000, 95,000 and 72,000 customers, respectively, in more than 120 countries across all continents, supporting 35 languages, more than 50 currencies and more than 80 payment methods.

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

Since our founding in 2005, we have experienced consistent, robust growth, with revenue accelerating in recent years alongside an expanding installed base. Managed and connected devices grew from 1,044,000 in fiscal year 2023 to 1,260,000 in 2024 and 1,463,000 in 2025 achieving a compound annual growth rate, or CAGR, of 16%. Total revenue increased from $314 million in the fiscal year ended December 31, 2024 to $400 million in 2025, reflecting a CAGR of 28%. Gross profit also rose, climbing from $141.5 million in 2024 to $193 million in 2025, representing a CAGR of 36%.  Loss for the period improved over the same period, shifting to a $35.5 million profit in 2025 from losses of $5.6 million in 2024 and $15.9 million in 2023.

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

Limited Number of Scalable Solution Providers

With transaction volumes in automated self-service commerce increasing steadily, we believe that only a few providers can offer the full suite of integrated commerce solutions, including reliable hardware, multifunctional software, and robust payment infrastructure required to support large-scale deployments for global retailers. Platforms offering comprehensive, scalable solutions are well positioned to succeed in this expanding market.

Significant Growth in the Number of Cashless Automated Self-Service Market Machines

Key verticals in the automated self-service market include food and beverage vending machines, photo booths, laundromats, amusement machines, electric vehicle charging stations, ticketing kiosks, and parking terminals. According to our third-party data, the global number of automated self-service machines in these major addressable verticals will grow at a CAGR of 5.8% from 2024 to 2029. While the total number of machines provides a long-term view of market opportunity, we believe the proportion of cashless-enabled machines is a more relevant indicator of our current addressable market. Based on our third-party data, cashless penetration of automated self-service machines worldwide is estimated to have reached approximately 32.8% in 2025.

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

We expect to see increasing payment volumes within this segment, driven by this increase in the overall number of connected machines, increasing average transaction sizes, and greater adoption of cashless payments over time. Our annual average transaction value has risen from $2.05 in 2024 to $2.25 in 2025, as we penetrate high-spend verticals like micro markets, EV charging and attended retail. We have also seen across our machines a significant percentage still being processed in cash, which gives us confidence that we will continue to convert to more cashless payments at existing machines. We expect to continue growing both our network of managed and connected devices and transaction volume with the automated self-service segment, buoyed by these favorable market trends.

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

We built our position in automated self-service retail by making cutting-edge remote management and automation tools, like machine monitoring, inventory management, resupply route planning, and loyalty programs, accessible to even the smallest operators. We are similarly poised to disrupt attended retail by applying our deep expertise adapting sophisticated automation tools for SMEs to rebalance the playing field with an accessible yet advanced, comprehensive retail management platform that drives revenue, builds loyalty, and supercharges efficiency across diverse retail verticals and applications.

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

Our Platform

We have developed a comprehensive, end-to-end platform designed to meet the diverse needs of retailers, from large enterprises to SMEs. Our solutions enable customers to manage every aspect of their business, from points of sale and payment processing to business operations and consumer engagement, through a unified platform which addresses the entire commerce value chain. Our platform provides out-of-the-box loyalty experiences for retailers and consumers, advanced customer and cost analytics for actionable business insights, and APIs for seamless integration with other technological solutions, ensuring flexibility and scalability. During 2025, our platform supported, processed, or facilitated:

•	$6.4 billion of transaction value;

•	approximately 2.9 billion transactions; and

•	approximately 1,463,000 managed and connected devices across more than 120 countries on every inhabited continent.

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

Benefits of our Platform

Our platform connects businesses with consumers through a business to business to consumer, or B2B2C, model, helping our business customers meet their complex operational needs and providing their end-consumers with simple payment solutions. We believe that our direct interface with both businesses and their end-consumers strengthens our strategic importance as an indispensable operating and payment acceptance partner with superior stickiness.

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

•
Global Footprint: Our global presence allows us to offer solutions that span multiple regions and geographies, saving our enterprise customers and SMEs from the hassle of engaging additional local providers. Our extensive network of original equipment manufacturer, or OEM, partners pre-installs our products in machines like vending machines, EV chargers, and arcade games, facilitating quick and efficient deployment across the globe. Our local offices span across large regions such as the United States, the United Kingdom, Germany, Australia, Canada, China, Brazil and Japan. We also have more than 80 distributors in multiple countries to provide local support in different languages for their local customers

•
Increased Sales: Our solutions provide diverse payment options, improved consumer experience, and dynamic pricing capabilities, helping our customers increase sales by responding nimbly to changing market conditions and making payments more convenient. We provide a top of class acceptance rate and solution availability that result in increased revenue. Our platform allows businesses to offer discounts based on hierarchy, times and inventory.

•
Reduced operational Costs: Our solutions optimize operating costs by enabling better overhead management and employee efficiency. Remote diagnostics and software updates eliminate third-party troubleshooting, while our customer service platform improves customer experience and reduces the cost of ownership and maintenance. We streamline operations with 24/7 monitoring of connected devices, employees, and business activities, while minimizing downtime through automated issue detection and resolution.

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

Our Competitive Strengths

We believe we have a differentiated position in the market, built on the following strengths:

Comprehensive Technology Platform: Nayax delivers a proprietary, end-to-end technology platform that unifies consumer-facing and back-office operations for retail customers. Combining payment processing, telemetry, management software, loyalty programs, and integrated POS devices, our platform addresses the complex demands of modern retail. Ownership of the full commerce value chain sets us apart, enables flexible deployments, superior support, and seamless integration into automated self-service environments, helping businesses transition to cashless models and expand their installed base.

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

Extensive and Efficient Global Distribution Channels: Our robust global go-to-market infrastructure effectively targets both large enterprise and SME customers with regional offices in key markets like the United States, Canada, the United Kingdom, Germany, Japan, China, Australia, South Africa, Brazil and Israel, distributor partnerships in more than 80 markets, more than 1,113 authorized global resellers, direct relationships with more than 3,402 OEMs who embed our products, and online shops for nano-merchants (<35 devices) to facilitate seamless purchasing and onboarding.

Robust Global Compliance Infrastructure: Nayax has built a strong compliance foundation in the heavily regulated global markets we serve, including a variety of essential licenses and certifications including but not limited to: Electronic Money Institution Licenses in Europe and the United Kingdom; financial asset and credit service licenses in Israel; Aggregator Registration in Mexico; MSB and PSP in Canada; FSPR in New Zealand; PCI-DSS 4.0; EMVCo (level 3); FeliCa; PTCRB; FC; CE; IC; RoHS; ACMA; SOC2; and ISO/IEC 27001. Expertise in regulatory compliance allows us to expand seamlessly into new markets and sustain our international growth trajectory.

White Glove Customer Service: Our approach to customer success combines tailored streamlined onboarding, ongoing support, and user-friendly product design. We foster strong, long-lasting relationships by offering short sales cycles, a consultative sales approach, and extended support hours. Since we develop and manage most elements of our end-to-end solution in-house, we have full control over product integration, technical support, and customer service, allowing us to resolve customer concerns quickly and provide high-quality support that saves time and improves customer satisfaction.

Strong, Diversified Business Model: Our business model integrates recurring SaaS and payment processing revenue with the sale of mission-critical POS devices, creating a balanced and resilient foundation. In 2025, recurring SaaS and payment processing fees contributed 71.7% of total revenue, while 28.3% came from sales of our integrated POS devices. Our integrated hardware-software platform is far stickier than standalone offerings, with high switching costs and operational reliance yielding low revenue churn of just 2.8% in 2025, 2.7% in 2024, and 3.4% in 2023. We define revenue churn as the proportion of revenue lost due to customer attrition over a 12-month period.

Plug and Play, easy to install and operate solution: With our diverse API system it is easy to connect our solution to any unattended automated machine and data platform and to pass on highly secured information from our system to a 3rd party. We offer an array of protocols to connect to any machine, with industry standards from multiple verticals to our own developed API suite.

Our Customers

As of December 31, 2025, 2024 and 2023, we served approximately 115,000, 95,000 and 72,000 customers, respectively, who together operated approximately 1,463,000 managed and connected devices across more than 120 countries.

Our products serve a broad spectrum of customers, from single-location SMEs to large, global enterprises operating tens of thousands of POS devices. Consequently, we are not reliant on any single customer or market segment. Our solutions are deeply embedded in and mission-critical to our customers’ operations, which is visible in our strong dollar-based net retention rate of 120% as of December 31, 2025, 129% in 2024 and 144% in 2023.

We maintain a strong presence in key markets where we have identified high immediate potential, including the United States, Canada, the United Kingdom, Germany, Japan, China, Australia, South Africa, and our home market of Israel. Over the fiscal year ended December 31, 2025, our revenue distribution was approximately 41% from the United States, 23% from Europe (excluding the United Kingdom), 12% from the United Kingdom, 8% from Australia, 6% from LATAM, 6% from Israel, and 4% from other regions.

Our Competition

We define and assess our competition using several methods, including by considering the scope, type, and quality of solutions offered by similar companies in our target markets. We apply this framework to evaluate competitors in both the automated self-service and attended retail sectors.

•
Automated Self-Service: Solutions for the automated self-service retail market vary widely, from standalone payment, telemetry, or business intelligence products to integrated offerings that combine telemetry, payments, and operational management tools. Our competitors include Cantaloupe, 365 Retail, CPI, Ingenico, Televend, Payter, Vendon, traditional cash payment vendors, and numerous other providers operating in various geographic markets. We compete by offering comprehensive end-to-end solutions that integrate cashless payment capabilities, remote operation and management services, telemetry, and payment processing on a global scale. Our platform is designed to be scalable across different market segments and geographies. We face significant competition from both established companies with substantial resources and newer entrants with innovative technologies.

•
Attended Retail: Our competition includes large, established vendors and smaller startups, spanning payment processors, POS providers, and peer-to-peer payment platforms. We compete by offering Nayax Attended, a unified retail POS platform designed to serve both small and medium-sized businesses and enterprise-level retail chains and multi-brand operators. Our platform integrates POS, payment processing, and loyalty management into a single solution, reducing operational complexity across retail and hospitality environments. The platform is cloud-based and built on Android technology, enabling centralized management and deployment at scale. We leverage our expertise in automated self-service commerce to provide attended retail operators with capabilities including loyalty programs, real-time monitoring, and dynamic pricing tools. Our approach is to offer an integrated payment ecosystem that serves both attended and self-service retail operations, providing operational consistency across hybrid retail environments. We seek to expand our market share by cross-selling our attended retail solutions to our existing automated self-service customer base and by attracting new customers in the attended retail sector who value integrated, scalable POS and payment solutions.

Our Growth Strategies

We are focused on growing and scaling our business in a rapid yet sustainable and disciplined fashion. We intend to drive significant growth by executing the following key strategies:

Retain and Grow with Existing Customers

Our current installed base is a cornerstone of revenue growth, given the critical nature of our solutions, our low churn rates, and the considerable growth potential of our existing customers. We intend to continue investing in our relationships with existing customers and grow revenue from our installed base by cross-selling and driving more transactions through our platform. Our track record of organic growth with our customers is demonstrated by our dollar-based net retention rate, which was approximately 120% as of December 31,2025, 129% in 2024 and 144% in 2023. Our end-to-end platform positions us to expand offerings to existing customers, unlocking upselling and cross-selling opportunities. For the year ended December 31, 2025, approximately 80% of our total revenue was attributable to existing customers.

We have developed additional solutions to grow our revenue within our existing customers’ market. Nayax now has the capability to help our customers increase their consumers revenue with our loyalty platform and earn more revenue per customer with our banking capabilities.

Win New Large Enterprise and SME Customers Globally

Our strategy to win new customers globally prioritizes large enterprises and SMEs, building on proven success across a range of industries and a scalable platform designed to address the distinct requirements of various verticals and segments.

•
Large Enterprise: Our proven ability to secure large accounts spans multiple industries and regions, with notable wins including Café+Co, Primo Water, Canteen, FiveStar, MOL Group, Synergy Energy—Western Australia’s largest energy retailer and generator—and Turkey’s Düzey, part of Koç Holding.

•
SMEs: Our automated and scalable go-to-market platform effectively reaches SMEs via digital channels, distributors, and OEM partnerships. SMEs represent a significant share of our revenue, and we view this channel as integral to our future growth strategy, driven by our strong track record in this space.

For the year ended December 31, 2025, approximately 80% of our total revenue was attributable to existing customers.

Continue Pursuing Innovation

Our ability to innovate is evident in our track record of launching new products and enhancing existing solutions, such as our acquisition and development of in-store payment capabilities. We see near-term growth potential in online payment capabilities and plan to enter the broader omni-channel payments space. Additionally, we are in the process of launching several embedded banking products that we see as catalysts for mid-term growth potential.

Continue Pursuing Expansion to New Markets

We pursue geographic expansion through three key strategies: establishing subsidiaries in key markets, engaging distributors and resellers, and targeted acquisitions. Our global presence includes subsidiaries in 13 strategic markets—such as Israel, the United States, Canada, the United Kingdom, Germany, Brazil, China, Japan, Australia, New Zealand, South Africa, Lithuania and Netherlands —and distribution agreements in more than 80 countries. We plan to expand our geographic footprint by pursuing opportunities in new markets while leveraging online sales channels to reach regions that do not require a physical presence.

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

As we begin launching our embedded banking product suite through Nayax Capital, we expect to unlock significant additional cross-sell opportunities within our existing customer base. Our merchants already rely on us to process and manage their payments, giving us deep visibility into their transaction flows and financial needs. This positions us to naturally extend our relationship by offering tailored financial services directly within the platforms they already use every day. By embedding these financial tools into our existing ecosystem, we can deepen customer relationships and increase revenue per merchant, all while providing our customers with a more seamless, integrated experience that reduces their need to engage with third-party financial institutions.

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

•
Technological Advancement: Nayax pursues M&A to accelerate technological innovation and prowess in strategic growth verticals such as EV charging, retail kiosks, and mass transit. Acquisitions allow us to fill technology gaps, deliver value-added revenue, and integrate complementary solutions into our platform. We target market-leading or disruptive technologies that can be integrated within 12–18 months. Examples include Weezmo, which we acquired in early 2021 to enhance our portfolio of marketing tools for retailers; Tigapo, in which we acquired a majority stake in 2021 to expand our platform offering for US amusement operators. In March 2025, we purchased additional shares in and have now gained control over Tipago, and in November 2025, we purchased the remaining shares in Tigapo by exercising the call option; OTI, which we acquired in 2022 to strengthen our smart payment solutions for automated self-service machines; Roseman Engineering, which we acquired in 2024 to strengthen our energy sector offerings with advanced fleet management, cloud management, and AVI (Automatic Vehicle Identification) tools; and Lynkwell, which we acquired in 2025 to strengthen our EV charging business with a robust Charge Point Management Software.

Sales and Marketing

We rely upon a variety of direct and indirect sales channels, including local Nayax offices in 13 countries, a broad network of resellers and distributors, online direct sales, and relationships with OEMs, who integrate and embed Nayax products into their own product offerings. We have launched e-commerce websites in several countries, enabling new and existing customers to purchase our products directly. Plans are underway to expand these platforms to additional countries and territories in the near future.

Our marketing activities are designed to support customer acquisition and retention across our global markets. We utilize a combination of digital advertising, search engine optimization, and targeted campaigns to reach small, medium-sized, and enterprise business operators. We also engage prospective and existing customers through social media, webinars, industry events, email marketing, and content tailored to our key vertical markets. In addition, we provide marketing support and co-branded resources to our distribution and channel partners to help drive demand generation within their respective markets. We leverage marketing technology, including automation tools, to track and analyze customer interactions across channels, enabling us to optimize our go-to-market efforts and improve marketing effectiveness.

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

Technology

Our proprietary technology infrastructure is the foundation of our platform and business operations. We rely upon a global network of data centers and physical servers, each capable of hosting more than 100 virtual machines, to route transactions made on our devices to the proper processing channel or network. Our flexible infrastructure supports secure cashless payments with more than 80 payment methods, including most debit and credit cards, NFC- and QR-based payments, and prepaid cards. As of December 31, 2025, our infrastructure processed millions of transactions each day from more than 1,463,000 managed and connected devices, and served more than 115,000 customers via our real-time, data-driven software management platform.

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

* Other transactions will have different flows.

Our robust back-end infrastructure allows us to process thousands of transactions per second and handle hundreds of simultaneous processes. Our versatile API platform enables seamless integration across our solutions, supported by extensive protocols that allow us to serve a variety of automated self-service points of sale with a “plug and play” setup. Our API suite includes, but is not limited to:

•	Marshall, a simple serial protocol designed to connect our integrated POS devices to PC-based machines;

•	Twizercom, a modern REST API Protocol designed to connect our POS Retail devices to any 3rd party POS applicaiton;

•	Nayax “Spark”, a remote integration API that allows server controlled machines to utilize Nayax Payment Devices via Server to server integration;

•
LYNX, which provides input / output data to third-party systems, such as machine information, sales summary, telemetry and Payment related information, and allows third-party systems to manage and update such information; and

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

We invested $30 million, $25.3 million and $21.9 million in research and development in 2025, 2024, and 2023, respectively.

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

As of December 31, 2025, we owned the following assets:

•
Patents: We own nine issued U.S. patents, eight issued Israeli patents, two issued patents in Japan and one issued patent in each of the United Kingdom, Germany, Spain, Italy, Japan and Australia. We also have - seven active patents applications in the U.S, five in Israel,  six in Canada, seven in Europe, three in Honk Kong, and one application pending in each of Australia, Brazil, Canada, China, India, Korea and Singapore. Additionally, we have one PCT application.

•	Domain Names: We own eighteen registered website domains.

•
Trademarks: We maintain trademarks and service marks on or in connection with our proprietary technology and services, including both unregistered common law marks and issued trademark registrations, in jurisdictions including Israel, the United States, Japan, Australia, New Zealand, Brazil, Canada, Turkey, Switzerland, Korea, Singapore, Ukraine, India, the European Union, the United Kingdom, China and Mexico, and others.

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

Culture and Human Capital

Since Nayax was founded in 2005, we have grown from just three employees to more than 1,200 employees around the globe as of December 31, 2025, including team members in local offices and other countries, in Israel, the United States, Canada, the United Kingdom, Germany, Brazil, China, Japan, Australia, New Zealand, South Africa, Lithuania and Netherlands. Our culture is defined by four pillar principles, known collectively as OLAH:

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

Most research and development and product management activities are carried out in Israel and Ukraine. Since war broke out in the Gaza Strip on October 7, 2023, and despite of the ceasefire that came into effect in October 2025, the security situation in Israel remains unstable. Given the ongoing circumstances, Nayax has taken steps to support our Israeli employees with increased flexibility for remote work, individual and group therapy support, babysitting allowances for partners of those serving in the military, and donations to charitable and volunteer efforts. We are monitoring the situation in Ukraine and have offered relocation assistance and accommodations to our employees there, as well. Neither the conflict in Israel or Ukraine, nor the response by the international community, has to date had a material impact on our research and development and product management activities, nor on our results of operations and financial condition.

Legal Proceedings

We are, from time to time, party to various legal proceedings arising out of our ordinary course of business.

During 2023, the ICA requested from us certain documents and other information related mainly to our acquisition of OTI. We cooperated fully and transparently with the ICA throughout its investigative process, and, on February 3, 2025, we entered into the Consent Decree with the ICA to settle allegations of anticompetitive practices and failing to obtain necessary ICA consent in connection with the acquisition. Pursuant to the Consent Decree, we and Yair Nechmad, our CEO and Chairman, agreed to pay a sum of NIS 2,500,000 (approximately $701,000) and NIS 240,000 (approximately $67,300), respectively, to the Israeli State Treasury, and we agreed to provide up to 6,500 OTI POS kits, comprised of the Telebox hardware units paired with Uno 8/Uno Plus card readers, over a period of five years, to third parties who may sell, distribute, and market the OTI POS kits under their own brands in the Israeli market. The Consent Decree was approved by the Israeli Competition Court on June 4, 2025. We do not believe the terms of the settlement will have a significant adverse effect on our business, financial condition or results of operations.

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

Recent Developments in Our Business

During 2025, our offerings, engagements and global footprint have expanded. Here are some examples:

•	We acquired UpPay Servicos De Tecnologia Da Infamramcao S.A., a provider of a seamless solution of payments and telemetry located in Brazil, specializing in coffee machines.

•	We acquired Inepro Pay, a Nayax distributor in the Benelux region. The acquisition expands our reach in the region, while improving efficiency and bringing Nayax closer to its customers.

•
We acquired Lynkwell, an EV Charging platform. This strategic acquisition marks a significant step in our expansion into the EV segment leveraging Lynkwell’s strong software platform for both public and private locations..

•
We completed an offering in Israel of Series A Notes and Series 1 Warrants on March 10, 2025, for aggregate gross proceeds of approximately $137.1 million (the “Notes” and the “Warrants”, respectively). The Notes and Warrants were offered in units, with each unit consisting of NIS 1,000 principal amount of Notes and three Warrants, with each such warrant exercisable into one ordinary share of the Company (the “Unit”). The Notes are non-linked, bear a fixed annual interest rate of 5.9%, and will mature on September 30, 2030. The Notes principal will be repaid in four annual unequal payments commencing in September 2027 through September 2030. Each Warrant is exercisable into one Ordinary Share of the Company, at an exercise price of NIS 177.80 (paid in cash), which is subject to adjustments to changes in the NIS-to-USD exchange rate, and will expire on March 31, 2027.

•
We completed an offering in Israel by way of the expansion of the Series 1 Warrants and Series A Notes on December 10, 2025, for aggregate gross proceeds of approximately $176 million. As the offering was made by way of expansion of our existing Series A Notes, the Covenants, Restrictions on Distributions and Events of Default applicable to the Notes are identical to the original Series A Notes. Each Warrant is exercisable into one Ordinary Share of the Company, at an exercise price of NIS 177.80 (paid in cash), which is subject to adjustments to changes in the NIS-to-USD exchange rate, and will expire on March 31, 2027.

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

United Kingdom. On June 26, 2023, we received our U.K. EMI License, which became effective in January 2024, replacing the temporary authorization to operate in the United Kingdom. This license imposes significant compliance obligations. In particular, we are subject to detailed rules on how electronic money is issued to customers, how customer funds must be safeguarded and how electronic money may be redeemed. We are required to ensure funds received from customers for electronic money are either held in a segregated account with an authorized credit institution, invested in secure, liquid assets or covered by an insurance policy or comparable guarantee. We must also satisfy initial and ongoing regulatory capital requirements and maintain detailed internal compliance policies and procedures that address, among other things, handling of customer complaints, financial crime controls, anti-bribery and corruption safeguards and compliance with applicable sanction regimes.

Israel. Nayax operates in Israel through an Israeli subsidiary, Nayax Israel Ltd., as a payment aggregator and, as such is currently regulated under the Supervision of Financial Services (Regulated Financial Services) Law, 5776-2016 (the “Supervision Law”). The Supervision Law imposes a licensing obligation on and sets forth a comprehensive regulatory framework for the provision of certain financial services and credit in Israel, and provides limitations on managing businesses engaged in such activities. Pursuant to the Supervision Law, the Company received a license to provide financial asset services as well as a license to provide credit from CMISA. In accordance with the Supervision Law, Nayax holds an extended license to provide financial asset services, which is valid until December 31, 2026, and holds a basic license to provide credit services, which is valid until December 31, 2028. Additionally, pursuant to the Supervision Law, a controlling shareholder of a licensed entity must hold a controlling permit issued by the CMISA. Accordingly, each of our controlling shareholders, Mr. Amir Nechmad, Mr. Yair Nechmad and Mr. David Ben-Avi, currently holds a control permit pursuant to the Control Law.

As of June 6, 2024, the regulatory framework for the supervision and licensing of non-banking payment services providers is based on the RPSL, which is based on the European Directives PSD II and EMD, a regulation designed to create a more competitive and secure payments landscape in Europe. Under RPSL, as a general rule, entities providing payment services (including payment aggregators) are supervised by the ISA and are required to obtain a payment company license. Controlling shareholders of a licensed payment company are required to apply for a control permit. As a transitional provision, payment services providers holding a license to provide financial asset services or a license to provide credit under the Supervision Law may continue to operate pursuant to the Supervision Law until June 6, 2026, provided that they filed an application for a payment services license under RPSL by 6 December 2025. The Company filed an application for a payment services license under RPSL within the required timeframe and is subsequently registered in the ISA’s Register of Companies Operating under “continuation of operation” pursuant to the transitional provision of the RPSL.

In August 2025, the Company submitted an application to the ISA for a Payment Service Provider license. The ISA is expected to deliver its decisions in relation to such application no later than June 2026. Until such time, and in accordance with the transitional provisions of the RPSL, the Company continues to operate under the license it holds from the CMISA pursuant to the Supervision Law, which remains in effect.

Canada. Nayax Canada Inc. is federally regulated in Canada as both a Money Services Business (MSB) and a Payment Service Provider (“PSP”). On July 21, 2025, FINTRAC confirmed Nayax Canada’s registration as an MSB under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA), imposing obligations related to customer identification, ongoing monitoring, sanctions screening, and mandatory reporting of suspicious transactions, electronic funds transfers, and large virtual currency transactions. Under the Retail Payment Activities Act (RPAA), Nayax Canada is also subject to federal oversight as a PSP, with the Bank of Canada publishing Nayax Canada’s PSP registration in the public registry on October 17, 2025, completing the registration process and subjecting the company to requirements for operational risk management, incident response, and safeguarding of end‑user funds, supported by an external safeguarding opinion confirming compliance with the trust account requirements. Following a legal review by BLG (a leading Canadian law firm in financial regulation), Nayax Canada was confirmed not to be subject to provincial MSB licensing regimes, including those in Quebec, and therefore its regulatory obligations arise exclusively at the federal level. The company maintains comprehensive internal AML/CTF, sanctions, and compliance programs aligned with these federal requirements, including governance controls, policy updates, and employee training.

Mexico. In November 2023, Nayax Mexico was registered with the National Banking and Securities Commission (CNBV) as a supervised entity. This registration subjects Nayax Mexico to considerable regulatory oversight in the payments sector, including reporting obligations and supervision by financial, consumer protection, tax, and anti-money laundering (AML) authorities. Nayax Mexico is regulated under key financial laws, including the Law for the Ordering and Transparency of Financial Services, the General Provisions for Participants of the Payment Methods Network, and the Credit Institutions Law (in connection with its acquisition activities). Primary regulators include the CNBV, which oversees operational and regulatory compliance, and the Bank of Mexico, which regulates fees and approves tariffs.

New Zealand. In February 2025, Nayax New Zealand was approved for registration on the New Zealand Financial Service Providers Register (FSPR) as a Financial Service Provider (FSP). This registration confirms Nayax New Zealand’s inclusion in the country’s formal regulatory framework for financial service providers. In addition, NAYAX NZ Limited has been onboarded as a reporting entity under the Anti-Money Laundering and Countering Financing of Terrorism Act 2009 and is supervised by the Department of Internal Affairs. As a reporting entity, the company is subject to AML/CFT obligations, including customer due diligence, ongoing monitoring, recordkeeping, and regulatory reporting.

In some jurisdictions in which we operate, our activities do not fall within the scope of the regulations applicable to payments processing services, including:

United States and Australia. In the United States and Australia, we generally rely on relevant licenses held by financial services entities with which we have agreements. The laws, rules, regulations, licensing schemes and standards applicable to the financial services industry are enforced by multiple authorities in the United States, including the Department of the Treasury and state and local agencies, and similar organizations and authorities in Australia. Currently, we do not possess any permits, licenses, registrations or other authorizations from financial services regulators in the United States or Australia. Due to our reliance on relevant licenses held by financial services entities, we have taken the position that, as of the filing date hereof, the licensing, registration or other authorization requirements of federal and state agencies in the United States and Australia that regulate or monitor payments processing or other types of providers of electronic commerce services do not apply to us. However, the applicable regulation could change and we could become subject to additional regulatory requirements in the future. We continuously monitor local requirements to ensure compliance.

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

Data Privacy

Because we collect, store, share, disclose, transfer, use and otherwise process (“Process”) customers, consumers and employees information and other data, and engage in marketing and advertising activities to deliver our services to our customers and our customers’ end users (consumers), we are also subject to laws, rules, regulations and industry standards that address privacy and data protection. Each of these laws, rules, regulations and standards relating to privacy, data protection and/or data security, and any other such changes or new laws, rules, regulations or standards could impose significant limitations, require changes to our business, or restrict our Processing of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct.

In the U.S., various federal, state, and local laws, rules, and regulations apply to the Processing of personal information. In addition to numerous privacy and cybersecurity laws, rules, and regulations already in place, U.S. states are increasingly adopting laws imposing comprehensive privacy and cybersecurity obligations, which may be more stringent, broader in scope, or offer greater individual rights with respect to personal information (including sensitive personal information) than foreign, federal, or other state laws, rules, and regulations, and such laws, rules, and regulations may differ from or conflict with each other. For example, the CCPA broadly defines personal information and requires companies that process information of California residents to make disclosures to consumers about their data collection, use and sharing practices. The CCPA also gives California residents expanded privacy rights and protections, such as affording them the right to opt out of certain data sharing with third parties, right to access and request deletion of their information and provides a new cause of action for certain data breaches that result in the loss of personal information. Additionally, the CCPA introduces additional obligations such as data minimization and storage limitations and granting additional rights to California residents such as correction of personal information and additional opt-out rights, including the obligation to meet Global Privacy Control requirement which allows consumers to opt-out of the sale of their personal information. It also establishes a regulatory agency dedicated to enforcing the CCPA. The CCPA and other laws, rules, regulations and standards relating to privacy, data protection and data security may require us to modify our data Processing practices and policies and may cause us to incur substantial costs and expenses in order to comply.

In the EEA, we are subject to the GDPR and local European laws, and in the U.K., we are subject to the U.K. GDPR, in each case in relation to our Processing of data relating to an identifiable living individual (personal data). The GDPR, along with national implementing legislation in EEA member states, and the U.K. GDPR, impose strict data protection compliance requirements including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data Processing activities; granting rights for data subjects in regard to their personal data (including data access rights, the right to be “forgotten” and the right to data portability); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; applying security measures, such as, inter alia, pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data Processing; conduct due diligence and assessment and execute data processing agreements with third parties with whom personal data is shared with, and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. However, U.K. GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the U.K. government), which creates a risk of divergent parallel regimes and related uncertainty. We also cannot predict how the U.K. GDPR and other U.K. privacy and cybersecurity laws, rules, or regulations may develop, including as compared to the GDPR, nor can we predict the effects of divergent laws and related guidance. For example, the U.K.’s Data Use and Access Act of 2025, which makes several modifications to the U.K. GDPR, received Royal Assent in June 2025, and implementation began in August 2025. Such modifications cause the U.K.’s data privacy law to deviate from the GDPR and that of the EU, and permit further deviations in the form of regulatory guidance or secondary legislation.

Recent legal developments in Europe have created complexity and uncertainty regarding data transfers from the EEA to countries outside of the EEA in respect of which the European Commission or other relevant regulatory body has not issued an adequacy decision. Furthermore, the United Kingdom similarly restricts transfers of personal data to certain countries outside of the United Kingdom. While we currently rely on the standard contractual clauses promulgated and recently substantially revised by the European Commission and the United Kingdom’s International Data Transfer Agreement (or the United Kingdom’s approved international data transfer addendum to the European Union’s standard contractual clauses) for such transfers, on July 10, 2023, the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the European Union to United States companies participating in the EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the U.K. for the U.K.-U.S. Data Bridge). However, the EU-U.S. Data Privacy Framework (and the U.K.-U.S. Data Bridge) may be in flux as such adequacy decision has been challenged a few times in the past, and is likely to face additional challenges, including at the Court of Justice of the European Union.

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

Nayax Ltd. is the ultimate holding company for our subsidiaries. As of December 31, 2025, we had 40 (direct or indirect) subsidiaries. The following table sets out for the subsidiaries we consider significant as of December 31, 2025, the country of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
Nayax LLC	USA (Maryland)	100%	Sale of the Company’s products and services
Nayax Europe UAB	Lithuania	100%	Processing transactions on behalf of the Company’s customers in Europe
Nayax AU PTY Ltd.	Australia	100%	Sale of the Company’s products and services
Nayax (UK) Limited	UK	100%	Sale of the Company’s products and services
Nayax Financial Services LTD	UK	100%	Sale of the Company’s products and services

D.	Property, Plants and Equipment

Facilities

Our principal executive office is located in Herzliya, Israel. In addition to our Herzliya office, we also have offices in the United States, as well as eleven other countries. We lease each of our offices. We believe that our current facilities are adequate to meet our immediate needs.

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

Overview

Nayax unifies payments, operations management, and customer engagement tools into a powerful, adaptable platform for modern commerce. Our solutions empower businesses to enhance customer experience, accept cashless payments, and manage their operations with a robust IoT, software platform, helping achieve long-term growth. Nayax serves a global network of merchants, ranging from small operators to global enterprises in industries like vending, EV charging, parking, fuel, amusements, ticketing machines, laundromats, car washes, arcades, and attended retail. As of December 31, 2025, 2024 and 2023, we served approximately 115,000, 95,000 and 72,000 customers, respectively, in more than 120 countries across all continents, supporting 35 languages, more than 50 currencies and more than 80 payment methods.We serve a diverse range of self-service verticals, including vending machines, kiosks, self-checkouts, ticketing machines, laundromats, gaming terminals, and EV charging stations. Our success in automated self-service commerce has enabled us to expand into attended retail with in-store solutions designed to scale efficiently, deploy flexibly, provide a superior experience for end-consumers, and integrate seamlessly with our suite of automated self-service solutions.

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

Together, our SaaS Revenue and Payment Processing Fees comprise what we refer to as our recurring revenue. In the years ended December 31, 2025, 2024 and 2023, approximately 39%, 40% and 39% of our recurring revenue was comprised of SaaS Revenue, and approximately 61%, 60% and 61% was comprised of Payment Processing Fees, respectively.

	Year ended December 31,
	2025	2024	2023
SaaS Revenue ($millions)	113.1	88.5	58.9
YoY Growth	28%	50%	30%
Payment Processing Fees ($millions)	174.1	133.8	92.1
YoY Growth	30%	45%	55%

Revenue from the sale of integrated POS devices is derived from one-time revenues from the sale of our devices. Our integrated POS devices support businesses by streamlining transactions, increasing the likelihood that customers complete purchases, and reducing costs through our end-to-end SaaS and payment processing platform.

Below is a breakout of revenue for the fiscal years 2025, 2024 and 2023:

	Year ended December 31,
	2025		2024		2023
	Revenue ($ millions)	Rate of total income	Revenue ($ millions)	Rate of total income	Revenue ($ millions)	Rate of total income
SaaS Revenue and Payment Processing Fees	287.2	71.7%	222.3	70.8%	151.1	64.1%
Revenue from sale of integrated POS devices	113.2	28.3%	91.7	29.2%	84.4	35.9%

We use a dollar-based net retention rate as a measurement of the loyalty of our customer base. The net retention rate is measured as a percentage of revenue from returning customers in a given period as compared to the revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn. We have shown a robust net retention rate of over 100% in each of 2025, 2024 and 2023, which was driven by our low customer churn and continued growth of our customers’ businesses.

	Year ended December 31,
	2025	2024	2023
Net revenue retention	120%	129%	144%

Our Business Model

We seek to drive growth by providing an integrated commerce platform that combines payment processing, management software, loyalty and consumer engagement tools, and POS devices for both attended and unattended retail environments. Our POS devices are designed for easy installation and are often integrated into OEM-manufactured equipment. Because we design and develop most of our hardware and software internally, we can customize our solutions for specific verticals and customer requirements.

Global Payments Platform

Our cashless payment platform enables businesses to accept multiple payment methods including major credit and debit cards, mobile wallets, prepaid cards, and QR-based payment options. We maintain connections to more than 80 merchant acquirers and payment method integrations, and process payments in multiple currencies across more than 120 countries.

Telemetry and Management Software

Our management software suite provides operational data analytics, remote device monitoring, inventory management, pricing controls, and business reporting capabilities. The platform is designed to integrate with external systems via APIs and provide businesses with tools to monitor device networks and operational metrics across their installed base.

Loyalty and Consumer Engagement Platform

We provide integrated loyalty and consumer engagement tools designed to increase customer retention, transaction frequency, and average transaction value for merchants. Our loyalty platform includes Monyx Wallet, a mobile application that enables operators to create and manage digital loyalty programs, implement punch card campaigns, offer tiered pricing structures, distribute digital prepaid cards, and communicate directly with consumers. Monyx Wallet provides merchants with insights into purchasing preferences, helping them to create more relevant rewards and better shopping experience for their consumers. We also offer Weezmo, a digital receipt and marketing platform that connects online advertising with in-store purchases through customizable branded digital receipts delivered via SMS or email. These loyalty and engagement tools are integrated with our payment processing and management platforms, enabling merchants to implement and track loyalty campaigns, measure redemption rates, and analyze customer lifetime value from a unified system. Our platform allows merchants to create closed-loop prepaid card programs, establish member pricing tiers, and configure automatic rewards based on purchase frequency or spending thresholds.

Integrated POS Devices

Our POS devices combine payment acceptance capabilities with telemetry and data transmission functionality. We design and engineer our hardware and software to support integration in both self-service automated environments and attended retail locations. The devices are designed to support remote management and data collection as part of our integrated platform.

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

Revenue Retention and Expansion Within our Existing Customer Base

Our ability to retain customers and grow revenue within our existing base is a key driver of long-term success. We believe our flexible platform creates substantial upselling and cross-selling opportunities, and our strategy focuses on expanding our footprint within customer operations, introducing value-added services that enhance efficiency and automation, and capturing a greater share of transaction volume. Once deployed, our platform becomes an essential part of customer operations, with high switching costs and the mission-critical nature of our solutions increasing stickiness and reducing churn. Approximately 80% of total revenue for the year ending December 31, 2025, can be attributed to existing customers and our dollar-based net retention rate was approximately 120%.

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

Industry Trends

    Our financial performance has been influenced by the ongoing global shift from cash to digital payment methods, which has increased demand for cashless payment acceptance solutions and driven growth in our payment processing business. The expansion of the automated self-service retail market beyond traditional vending machines to include micro markets, smart coolers, car washes, EV charging stations, and other unattended payment environments has increased our addressable market; Additionally, small and medium-sized businesses in attended retail and hospitality sectors are increasingly adopting integrated point-of-sale systems that combine payment processing, inventory management, and customer engagement tools, which has created opportunities for our Nayax Attended platform. Our ability to continue benefiting from these trends is subject to various factors, including macroeconomic conditions such as inflation and consumer spending; regulatory developments affecting payment processing and specific industries we serve; competitive dynamics including pricing pressure and technological innovation; foreign currency fluctuations; and our ability to execute our growth strategy, including successful integration of acquisitions and expansion into new geographies and verticals. There can be no assurance that these industry trends will continue or that we will be able to capitalize on such trends to the same degree as in recent periods.

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

Customer Growth Rates

We believe our long-term revenue growth is closely tied to the success of our customers, and we are committed to helping drive their expansion. Our platform enables businesses to scale efficiently and process greater transaction volumes, allowing us to capture more payment processing revenue and reinforcing our role as a trusted partner. We will continue to invest in solutions that help our customers grow, enhance their revenue potential, reduce their operational costs, and drive their continued engagement with our platform.

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

•
Tariffs: Elevated tariffs on essential imported materials, including steel and aluminium, could lead to higher manufacturing expenses for our integrated POS devices, potentially reducing our profit margins. Suppliers also may attempt to renegotiate or terminate contracts if tariffs unexpectedly raise their operating costs or disrupt their own supply chains.

•
Political and Geopolitical Conditions: political or geopolitical conditions, trade disputes, international boycotts and sanctions, political and social instability, acts of war, terrorist activity or other similar events could disrupt our operations, increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition and results of operations.

Please refer to “Item 3. — D. Risk Factors” for a more comprehensive and detailed discussion of trends and uncertainties that could impact our future financial performance and operating results.

Components of our Consolidated Income Statement

Revenues

We generate revenue from three primary sources:

•
SaaS Revenue: We charge monthly fees per billable device for access to our telemetry and management software, with pricing based on a tiered subscription model. Customers can choose from multiple plans, each offering different levels of functionality and support, ensuring flexibility for businesses of all sizes. Revenue is recognized over the subscription period once service begins.

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

•
Revenue from the sale of integrated POS devices: We generate one-time revenue from the sale of integrated POS hardware. Although we believe that businesses can optimize their sales performance, cost efficiency, and customer experience by deploying our integrated POS devices in conjunction with our SaaS solutions and payment processing infrastructure, our hardware supports multiple functionalities and can be purchased as a standalone product. We recognize revenue from hardware sales when control of the device transfers to the customer, as each sale is a distinct performance obligation separate from any related services.

Cost of Revenues

Our Cost of Revenues can be divided into three primary categories:

•
Cost of integrated POS devices sales includes all expenses associated with the production, sale, and distribution of our integrated POS devices, including hardware component costs, shipping and handling expenses, external manufacturing services, salary-based and share-based compensation for employees, quality control, and infrastructure costs related to testing and production oversight.

We reduced hardware-related costs in 2025 by enhancing production efficiency and leveraging improved global supply chain conditions to renegotiate supplier contracts, reduce material costs, and ensure more stable pricing for key components. We will continue to identify opportunities over the coming year to expand our gross margin by optimizing hardware design, refining cost controls, and improving overall operational efficiency.

We attribute approximately $73.3 million, or 35.3%, of our cost of revenues in 2025 to hardware, representing a 14.2% increase compared to 2024. We plan to continue investing in hardware products as the foundation of our continued growth and gateway to our platform while maintaining our focus on reducing manufacturing costs.

•	Cost of processing includes interchange and flat fees paid to processing agencies, including merchant acquirers and card networks, for payment processing services.

We attribute approximately $107.4 million, or 51.8%, of our total cost of revenues in 2025 to payment processing expenses.

•
Cost of services includes all expenses associated with developing or maintaining our SaaS platform and device communication network, expenses related to our Tier 1 customer support team, and relevant employee-related costs, including salary-based and share-based compensation.

We attribute approximately $26.8 million, or 12.9%, of our total cost of revenues in 2025, to our SaaS solutions. We plan to continue investing in SaaS and customer support as essential components of our overall value proposition, which may negatively impact our gross margins in the short-term.

Research and Development Expenses

Research and development expenses consist primarily of employee and subcontractor expenses and other related costs for research, development and product management, core development, product design, characterization and construction, share-based compensation costs, depreciation of property plant and equipment and right of use assets and other corporate overhead allocations. We anticipate that these costs will increase as we continue to invest in the development of new products and services and develop new functionalities in our existing products including Nayax platform. However, we expect that research and development expenses will decrease as a percentage of revenue over time as we continue to scale our business.

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

Sales and marketing expenses consist primarily of employee expenses and other related costs derived from our sales, business development and marketing departments, including stock-based compensation costs, commission costs to distributors, travel and hospitality-related expenses and other expenses associated with our sales and marketing efforts.

General and administrative expenses consist primarily of employee expenses and other related costs derived from the following departments: finance, legal, administrative, human resources and information technology, including related stock-based compensation costs, corporate overhead allocations, consulting, management and professional fees, computer and system maintenance and other expenses incurred in connection with the day-to-day operation of our business.

We expect selling, administrative and general expenses to moderately increase as we push to grow our customer base and product offering. However, we expect that selling, administrative and general expenses will decrease as a percentage of revenue over time as we continue to scale our business.

Finance Income (Expense), Net

Financing income (expense), net include interest on bank loans, bonds, other long-term loans, lease liabilities, exchange rate differences and other financing expenses incurred in connection with sustaining our operations. Our functional currency is U.S. dollar, while our bonds and a material portion of our expenses are incurred in NIS and other foreign currencies. Currency exchange differences may have a material impact on our finance income or expense. However, we entered into transactions and contracts to hedges these differences, which have mitigated some of the effects of these differences. In addition, we receive payments in a significant number of different currencies including U.S. dollar, Euro, Australian dollar, and British pound, consequently, we are exposed to fluctuations in different exchange rates relative to the U.S. dollar. Financial income in respect of exchange rate differences in 2025 was partially attributed to currency differences related to inter-company balances.

a.          Financial Income

	Year ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands
Interest income on cash and bank deposits	6,217	3,110	1,685
Financial income in respect of change in fair value options	-	148	-
Financial income in respect of shareholders and related companies	224	150	24
Financial income in respect of finance sub-lease	-	-	17
Financial income in respect of exchange rate differences	4,231	-	767
	10,672	3,408	2,493

b.          Financial Expenses

	Year ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands
Interest expense on bank loans and bank fees	(3,380)	(6,181)	(3,389)
Financial expenses in respect of change in fair value options	(53)	-	(310)
Financial expenses in respect of loans from others	-	(197)	(591)
Financial expenses in respect of other liabilities	(997)	(1,552)	(161)
Financial expenses in respect of Bonds	(8,892)	-	-
Financial expenses in respect of leases liabilities	(344)	(333)	(330)
Financial Expenses in respect of exchange rate differences	-	(2,634)	-
	(13,666)	(10,897)	(4,781)

How we Assess the Performance of our Business

In addition to operational metrics such as number of customers, number of managed and connected devices, number of transactions and financial measures determined in accordance with IFRS, we also use Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Key Operating Metrics

We regularly monitor the following operating and financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the financial and operating metrics presented below are useful in evaluating our business. Although these operating and financial metrics are frequently used by investors and security analysts in their evaluation of companies, such metrics have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results of operations as reported under IFRS. In addition, our operating and financial metrics may be calculated in a different manner than similarly titled metrics used by other companies. Note that our key operating metrics presented below for 2025 include data as a result of the acquisition of UpPay, Inepro Pay and Lynkwell in the first, second and last quarters of 2025, respectively, and gaining control over Tipago and IoT as a result of acquiring additional shares in February and May 2025, respectively, for 2024 include data as a result of the acquisition of Roseman Engineering and VMT in the second quarter of 2024, and for 2023 include data as a result of the acquisition of Retail Pro in the last quarter of 2023.

Number of Customers

We track the number of customers that use our products and services as a gauge for the size and growth profile of our business. We define number of customers as the number of unique customers that have transacted using our platform within the period presented.

The following table sets forth number of customers for the periods indicated:

	As of December 31,
	2025	2024	2023
Number of customers	114,501	95,060	72,252
YoY growth	20%	32%	52%

Number of Managed and Connected Devices

We track managed and connected devices as a measure of the fixed subscription base in our business. We define the number of managed and connected devices as the number of integrated POS devices that were utilized by customers within the period presented.

The following table sets forth managed and connected devices for the periods indicated:

	As of December 31,
	2025	2024	2023
Number of managed and connected devices (in thousands)	1,463	1,260	1,044
YoY growth	16%	21%	44%

Number of Transactions

We track the number of transactions executed using our integrated POS devices as a way to track the growth of payment processing revenues in our business.

The following table sets forth the number of transactions for the periods indicated:

	Year ended December 31,
	2025	2024	2023
Number of transactions (in millions)	2,873	2,378	1,841
YoY growth	21%	29%	41%

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

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as income (loss) for the period excluding finance expenses, net, tax expense (benefit), depreciation and amortization, share-based compensation costs, Other expenses (income) from a non‑recurring transaction, acquisition related costs and our share in losses of associates accounted by the equity method.

We present Adjusted EBITDA in this annual report because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

The following is a reconciliation of Income (loss) for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

	Year ended December 31,
	2025	2024	2023
	In USD thousands
Income (Loss) for the period	35,516	(5,631)	(15,887)
Finance expenses, net	2,994	7,489	2,288
Tax expenses (income)	(950)	1,247	1,215
Depreciation and amortization	25,487	21,370	12,505
EBITDA	63,047	24,475	121
Share-based payment costs	7,305	7,187	6,027
employment benefit cost(1)	773	541	-
Other expenses (income)(2)	(10,257)	2,023	444
Share of loss of equity method investee	226	1,270	1,555
Adjusted EBITDA	61,094	35,496	8,147

(1)	Consists of other compensation arrangements provided to the shareholders of VMT.
(2)
Consists primarily of (i) expenses incurred in connection with our listing on Nasdaq, (ii) professional fees and other expenses incurred in connection with our acquisitions, (iii) fees and expenses, other than underwriter discount and commissions, incurred in connection with our March 2024 underwritten public offering of 3,130,435 ordinary shares, (iv) settlement arrangement and legal expenses incurred in connection with and throughout the ICA’s investigative process related to our acquisition of OTI, (v) gain recognized from remeasurement of an equity accounted investee, upon obtaining control of Tigapo and Nayax Capital, and (vi) payroll expenses resulting from one-time structural change made by the Company.

Results of Operations

We have based the following discussion on our consolidated financial statements which you should read in conjunction with these financial statements, as it is qualified in its entirety by reference to them. The following tables set forth our results of operations. Note that our results of operations presented below for 2025 include data as a result of the acquisition of UpPay, Inepro Pay and Lynkwell in the first, second and last quarters of 2025, respectively, and gaining control over Tipago and IoT as a result of acquiring additional shares in February and May 2025, respectively, and for 2024 include data as a result of the acquisition of Roseman Engineering and VMT in the second quarter of 2024.

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
	In USD thousands
Revenues	400,433	314,013
Cost of revenues	207,471	172,479
Gross Profit	192,962	141,534
Research and development expenses	29,959	25,374
Selling, administrative and general expenses	121,307	98,196
Depreciation and amortization in respect of technology and capitalized development costs	14,167	11,566
Other expenses (income)	(10,257)	2,023
Share of loss of equity method investee	226	1,270
Profit (Loss) from ordinary operations	37,560	3,105
Financial Income	10,672	3,408
Financial Expense	(13,666)	(10,897)
Profit (Loss) before taxes on income	34,566	(4,384)
Tax income (expenses)	950	(1,247)
Profit (Loss) for the year	35,516	(5,631)

Revenue

The following table provides a breakdown of our primary revenue streams.

	Year ended December 31,
	2025	2024
	In USD thousands
Revenue from the sale of integrated POS devices	113,232	91,677
Recurring revenue	287,201	222,336
Total revenue	400,433	314,013

Total revenue for the year ended December 31, 2025 increased by $86.4 million, or 28%, from $314 million for the year ended December 31, 2024. Revenue from the sale of integrated POS devices increased by $21.6 million, or 24%, from $91.7 million for the year ended December 31, 2024 as a result of a change in product mix that increased the average selling price. Recurring revenue increased by $64.9 million, or 29%, from $222.3 million, of which $24.6 million was attributable to an increase in SaaS Revenue primarily as a result of an increase in the number of managed and connected devices and $40.3 million was attributable to an increase in processing activity as a result of a higher volume and value of transactions. Our revenue mix in 2025 continues to shift moderately towards recurring revenue. In 2025, approximately 71.7% of our total revenue came from recurring revenue compared to 70.8% in 2024. We expect that our revenue mix will continue shifting towards recurring revenue in coming years.

Cost of Revenues

The following table provides a breakdown of our cost of revenues attributable to our primary revenue streams.

	Year ended December 31,
	2025	2024
	In USD thousands
Cost of integrated POS devices sales	73,226	64,106
Cost of recurring revenue	134,245	108,373
Total cost of revenue	207,471	172,479

Total cost of revenues for the year ended December 31, 2025 increased $35 million, or 20%, from $172.5 million for the year ended December 31, 2024.

Costs attributable to integrated POS devices sales increased by $9.1 million, or 14%, from $64.1 million, primarily as a result of change in products mix sold which was partially offset by lower manufacturing costs. Cost of revenues attributable to our recurring revenue stream increased by $25.9 million, or 24%, from $108.4 million, primarily as a result of a higher transaction volume and value and an increase in the number of managed and connected devices in the period.

Gross Profit

Total gross profit for the year ended December 31, 2025 increased by $51.4 million, or 36%, from $141.5 million for the year ended December 31, 2024. Total gross profit margin increased to 48.2% from 45.1% for the year ended December 31, 2024.

Gross profit relating to the sale of integrated POS devices increased by $12.4 million, or 45%, from $27.6 million for the year ended December 31, 2024. This increase was primarily attributed to a favourable product mix notwithstanding a decline in the number of POS devices sold. Gross margin from integrated POS devices sales increased by 5.2%, from 30.1% in 2024, largely due to the improved product mix and a reduction in manufacturing costs.

Gross profit relating to recurring revenue increased by $39 million, or 34%, from $114 million for the year ended December 31, 2024, primarily as a result of an increase in SaaS Revenue attributable to a higher installed device base and an increase in Payment Processing Fees from increased transaction volumes and value. Gross margin relating to recurring revenue increased 2% from 51.3% for the year ended December 31, 2024, primarily stemming from optimizing key contracts with several bank acquirers and improved our smart-routing capabilities.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2025 were $30 million, compared to $25.4 million for the year ended December 31, 2024, an increase of $4.6 million, primarily driven by a $5 million increase in employee salary expense and related costs due to the growth in our headcount and the impact of our recent acquisitions of Roseman Engineering and VMT, acquisitions in 2024 which did not contribute a full year of expense in 2024, as well as the effect of gaining control over Tipago and IoT during 2025, offset by an increase of $0.5 million in capitalized development costs primarily stemming from continued investing in new products and features.

Selling, Administrative and General Expenses

Total selling, administrative and general expenses for the year ended December 31, 2025 increased $23.1 million, or 24%, from $98.2 million for the year ended December 31, 2024, primarily due to $11.2 million increase in employee salary expense and related costs due to the growth in our headcount, higher salary costs and the impact of our recent acquisitions of Roseman Engineering and VMT, acquisitions in 2024 which did not contribute a full year of expense in 2024, the acquisition of Uppay Inepro Pay and Lynkwell in 2025, as well as the effect of gaining control over Tipago and IoT during 2025; an increase of $4.5 million in IT related costs, depreciation expenses and other office-related costs; an increase of $2.7 million in professional services; and an increase of $2.1 million in marketing.

Depreciation and Amortization in Respect of Technology and Capitalized Development Costs

Depreciation and amortization in respect of technology and capitalized development costs for the year ended December 31, 2025 were $14.2 million, compared to $11.6 million for the year ended December 31, 2024, an increase of $2.6 million, primarily driven by amortization of technology assets derived from our recent acquisition of Roseman Engineering and VMT in 2024, for which we did not recognize a full year of expense in the prior period, as well as the amortization of technology assets associated with our acquisitions of Uppay, Inepro Pay, Tigapo and IoT in 2025.

Other Expenses or Income

Other income for the year ended December 31, 2025 was $10.3 million, primarily attributable to gain recognized from remeasurement of an equity accounted investee, upon obtaining control of  Tigapo and IoT offset by professional fees and other expenses related to our recent acquisition of Uppay, Inepro Pay and Lynkwell and payroll expenses resulting from a one-time structural change made by the Company, compared to $2 million in other expenses for the year ended December 31, 2024, primarily attributable to professional fees and other expenses, incurred in connection our March 2024 underwritten public offering of 3,130,435 ordinary shares, and professional fees and other expenses incurred in connection with the acquisition of Roseman Engineering and VMT in the second quarter of 2024, including other compensation arrangements provided to the shareholders of VMT, and amounts paid pursuant to the Consent Decree entered into with the ICA including professional expenses arising in connection with and throughout the ICA’s investigative process

Equity Method Investee

Our share in losses of associates accounted for by the equity method amounted to $226 thousand for the year ended December 31, 2025. This loss is attributable to our investment in Tigapo.

Finance Expenses, Net

Finance expenses, net for the year ended December 31, 2025 were $3 million compared to $7.5 million for the year ended December 31, 2024, a decrease of $4.5 million. This decrease was primarily driven by exchange rate fluctuations, increase in interest income from bank deposits and decrease in interest and bank related expenses.These reductions were partially offset by increased financial expenses associated with the bonds we issued in 2025, which contributed to an overall increase in our total debt.

Geographic Distribution

Our corporate headquarters is located in Israel and serves as the central hub for the Group’s core management, product strategy, research and development center, marketing center and other key corporate functions. While these activities are directed from Israel, a significant portion of our sales and operations are carried out through our foreign subsidiaries and third‑party distributors in Europe, North America, Latin America, Australia, and other regions worldwide.

The below table sets forth our revenue breakdown per geographic region for the years indicated:

	Year ended December 31,
	2025	2024
	In USD thousands
United States	164,635	123,033
Europe (excluding United Kingdom)	91,782	76,000
United Kingdom	46,974	38,688
Australia	31,896	27,521
Israel	22,301	16,967
LATAM	25,314	13, 719
Rest of the World	17,532	18,085
Total	400,433	314,013

See Note 5 to our consolidated financial statements included elsewhere in this annual report for more information.

Comparison of the Years Ended December 31, 2024 and 2023

This analysis can be found in Item 5 of the Company’s annual report on Form 20-F filed with the SEC on March 4, 2025.

Cash Flows

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
	(in USD thousands)
Net cash generated from (used in):
Net cash generated from operating activities	40,288	42,902
Net cash flows used in investing activities	(78,740)	(45,906)
Net cash flows generated from financing activities	265,824	50,844
Increase in cash and cash equivalents	227,373	47,840

Net Cash Generated from Operating Activities

Our cash flow from operating activities is generated primarily from our profit for the period excluding non-cash items and changes in working capital. We use our cash flows generated from operating activities to provide working capital for current and future operations.

For the year ended December 31, 2025, net cash generated from operating activities was $40.3 million, representing a moderate decrease of $2.6 million compared to the $42.9 million generated in 2024. The decrease in cash flow derived mainly from investment in inventory of new product lines, including build-up for future demand and orders from the manufacturer. In addition, in connection with the acquisition of Nayax Capital, we strategically supported customers by providing more favourable payment terms, to allow them to accelerate their growth and continue their engagement with our platform.

Despite the decrease, operating cash flow benefited from ongoing improvements in our hardware infrastructure, including targeted investments and optimization measures that enhanced efficiency and improve operational leverage. We also realized lower processing costs as a result of optimizing key contracts with several bank acquirers and improved our smart-routing capabilities. Furthermore, revenue growth exceeded the rate of increase in operating expenses, contributing positively to operating cash flow and underscoring the Company’s ability to maintain sustained profitability as it scales.

Net Cash Used in Investing Activities

Our investing activities have primarily consisted of acquisitions and investments in technology.

For the year ended December 31, 2025, net cash used in investing activities was $78.7 million compared to net cash used in investing activities of $45.9 million for the year ended December 31, 2024, an overall change of $32.8 million. The increase was primarily driven by $37.9 million used for the acquisitions of Uppay, Inepro Pay, Tigapo, IOT and Lynkwell and additional cash outflow related to investment in capitalized development cost and technology aimed at expanding market reach and advancing new product development, as well as strategic infrastructure investments, including purchase of property, plant, and equipment, to support future growth. Further outflows included payments of deferred liabilities associated with the acquisitions of RPI, VMT and Tigapo, and $9.5 million used to grant loans to business partners. These items were offset by $11.1 million generated from withdrawal of deposits under liens and an increase in interest received from cash balances and bank deposits.

Net Cash generated from Financing Activities

Our financing activities in 2025 consisted primarily of proceeds from our March 2025 offering and our December 2025 expansion of Series A Notes and Series 1 Warrants.

For the year ended December 31, 2025, net cash generated from financing activities was $265.8 million compared to $50.8 million for the year ended December 31, 2024, an overall change of $215 million. The increase was primarily driven by $134.3 million of proceeds from our March 2025 offering of Series A Notes and Series 1 Warrants and $173.1 million from our December 2025 expansion to the Series A Notes and Series 1 Warrants, These proceeds were partially offset by repayments of bank long term loans, repayment of outstanding amount of credit facility and interest payment on notes.

Comparison of the Years Ended December 31, 2024 and 2023

This analysis can be found in Item 5 of the Company’s annual report on Form 20-F filed with the SEC on March 4, 2025.

B.          Liquidity and Capital Resources

We fund our operations from our net cash flows generated from operating activities and issuances of equity. In addition to these cash flows, we have entered into certain debt arrangements to provide additional liquidity and to finance our operations.

Loans and Credit facilities

In July 2023, the Company entered into an additional short-term credit facility with an Israeli bank in the amount of $9.75 million, which was later increased to $30 million. The short-term credit facility bears a prime based variable interest rate. As of December 31, 2025, no amounts were outstanding under the short-term credit facility.

In November 2023, we acquired Retail Pro. We funded the cash portion of the consideration payable at the closing, in the amount of approximately of $17 million, with a short-term credit facility we received earlier in the year. This bridge loan bears a variable interest rate based on the secured overnight financing rate (SOFR). In parallel with the bridge loan, the bank approved a long-term loan in the amount of approximately $17 million. The long-term loan was fully executed on February 25, 2024 and bears a SOFR based variable interest rates. As of December 31, 2025, a total of $13.7 million was outstanding under the long-term loan.

We are a party to an additional short-term credit facility with an Israeli bank with commitments totalling $15 million. This short-term credit facility bears a prime based variable interest rate. As of December 31, 2025, no amounts were outstanding under the short-term credit facility.

In December 2024, we received a loan in an amount of NIS 21 million from an Israeli bank. In March 2025, the Company repaid in full the outstanding principle under this loan and, accordingly, as of December 31, 2025 there were no outstanding amounts under this loan.

The financing arrangements described above required us to accept customary restrictive covenants that may limit our ability to pay dividends, repurchase our ordinary shares and incur or guarantee indebtedness.

In May 2020 we received a state-guaranteed long-term loan totalling NIS 15 million from an Israeli bank. The loan bears a prime based variable interest rate and is repayable in 48 equal monthly installments beginning May 2021. In March 2025, the Company repaid the last principal installment outstanding under the loan and, accordingly, as of December 31, 2025, there were no outstanding amounts under this loan.

On March 10, 2025, we announced the completion of an offering of Series 1 Warrants and Series A Notes (the “Securities”) in Israel. The Securities were offered in units, with each unit consisting of NIS 1,000 principal amount of Notes and three Warrants. The Company sold 486,291 units at a price of NIS 1,021 per unit, for aggregate gross proceeds of NIS 496.5 million (approximately $137.1 million). The Notes are non-linked, bear a fixed annual interest rate of 5.9%, and will mature on September 30, 2030. The Notes principal will be repaid in four annual unequal payments commencing in September 2027 through September 2030. Each Warrant is exercisable into one Ordinary Share of the Company, at an exercise price of NIS 177.80 (paid in cash), which is subject to adjustments to changes in the NIS-to-USD exchange rate, and the Warrants will expire on March 31, 2027. In connection with the offering, the Company undertook, for as long as the Notes are outstanding, customary restrictive covenants that limit our ability to pay dividends, repurchase our ordinary shares and incur or guarantee indebtedness.

On December 10, 2025 we announced the completion of an offering in Israel by way of expansion of the Series 1 Warrants and Series A Notes, for aggregate gross proceeds of approximately NIS 565.6 million (approximately $176 million). As the offering was made by way of expansion of our existing Notes, the Covenants, Restrictions on Distributions and Events of Default applicable to the Notes are identical to the original Notes. Each Warrant is exercisable into one Ordinary Share of the Company, at an exercise price of NIS 177.80 (paid in cash), which is subject to adjustments to changes in the NIS-to-USD exchange rate in relation to such rate on March 10, 2025, the date of issuance of the Notes, and will expire on March 31, 2027.

In August 2023, we filed with the ISA a shelf prospectus (the “Shelf Prospectus”). Such Shelf Prospectus allows the Company to raise funds from time to time through the offering and sale of various securities including debt and equity, in Israel, at the discretion of the Company. Any offering of these securities will be made pursuant to filing a supplemental shelf offering report which will describe the terms of the securities being offered and the specific terms of the offering. On February 9, 2025, at the Company’s request, the ISA extended the term of the Shelf Prospectus through August 23, 2025, and on December 2, 2025, the ISA extended the term of the Shelf Prospectus through August 23, 2026.

In October 2023, we filed with the SEC a Registration Statement on Form F-3 (the “Registration Statement”). Such Registration Statement allowed us to raise from time to time up to $70,000,000 through the offering and sale of various securities including debt and equity, at the discretion of the Company. The Registration Statement also provided for the offer and sale by certain selling shareholders of up to 1,294,219 ordinary shares, in the aggregate, from time to time in one or more offerings, but we are not entitled to any funds raised from such sales. On March 12, 2024, we completed an underwritten public offering of 3,600,000 ordinary shares under the Registration Statement, in which we sold 2,600,000 ordinary shares (including the overallotment option), and certain selling shareholders offered and sold a total of 1,000,000 ordinary shares (the proceeds of which were paid to the selling shareholders). The offering utilized approximately $67.6 million of the Company’s availability under the Registration Statement, and resulted in net proceeds to the Company of approximately $62.4 million, after deducting the underwriting discount and fees and offering expenses payable by the Company.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table presents information about our current directors and executive officers.

Name	Position(s)	Age
Directors
Yair Nechmad	Co-Founder, Chairman and Chief Executive Officer	63
David Ben-Avi	Co-Founder, Chief Technology Officer and Director	52
Rina Shafir	Director	62
Vered Raz Avayo	Director	56
Nir Dor	Director	62
Reuven Ben Menachem	Director	65
Eran Havshush	Director	50
Executive Officers
Sagit Manor	Chief Financial Officer	53
Oren Tepper	Chief Commercial Officer	54
Keren Sharir	President	46
Michal Sever	Chief Marketing Officer	47
Tami Erel	Chief Business Operations Officer	50
Gal Omer	Chief Legal Officer	43
Carly Furman	CEO Nayax LLC & Nayax Canada Inc.	43
Yaron Aharon	Chief Operating Officer	59
Aaron Greenberg	Chief Strategy Officer	31
Erez Aminpour	Chief Product Officer	43
Eden Zafrani	Chief Human Resources Officer	44

The following is a brief summary of the business experience of our directors and executive officers. Unless otherwise indicated, the current business address for our directors and executive officers is 3 Arik Einstein Street, Bldg. B, 1st Floor, Herzliya 4659071, Israel.

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

Vered Raz Avayo. Ms. Avayo has served as a member of our board of directors since 2021. Ms. Raz Avayo currently serves as CEO of AMOR Conscious Business Development and Consulting LTD. and as an independent director and chairperson of all board committees for Shikun & Binui Energy Ltd. (SBEN), as an independent director and chairperson of the finance committee for Apollo Power Ltd. (TASE: APLP) and as a director for Foresight Autonomous Holdings Ltd. (Nasdaq: FRSX). She also served as an independent director and chairperson of the finance committee of Africa Israel Residences Ltd. (AFRE.TA) And as an independent director and chairperson of the finance committee of Analyst I.M.S Mutual Funds Management Ltd. And served as a member of the Investment Committee Analyst I.M.S Mutual Funds Management Ltd. Ms. Raz Avayo previously served as chief financial officer of the Leviev Group, and as a director of several publicly traded companies, with managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, capital markets, retail, diamonds, jewelry, and aviation and from 2021 to January 2022 served as chief financial officer of Save Foods Inc. (Nasdaq: SVFD). Ms. Raz Avayo holds a degree in Business Administration from The College of Management Academic Studies and a Master of Fine Arts from the University of Tel Aviv.

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

Executive Officers

Sagit Manor. Ms. Manor has served as our Chief Financial Officer since 2021. Prior to joining Nayax, Ms. Manor served for four years as chief executive officer and chief financial officer of Nyotron, an information-security company. Prior to Nyotron, Ms. Manor served as vice president of finance and chief financial officer of Verifone, Inc., a financial technology manufacturing company. Ms. Manor currently serves as a director of Tigo Energy Inc. (Nasdaq: TYGO) and at TAT Technology Ltd. (Nasdaq: TATT). Ms. Manor is a certified public accountant and holds a Bachelor of Arts degree in Business and Accounting from the College of Management Academic Studies in Rishon LeZion, Israel.

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

Michal Sever. Ms. Sever has served as our Chief Marketing Officer since November 2025, having previously served as our VP of Product Marketing and Education since December 2021. Prior to joining Nayax, Ms. Sever served in senior marketing roles at Gentrack Group Limited (NZX/ASX: GTK) from January 2021 until December 2021 and at Amdocs (Nasdaq: DOX) from December 2017 until January 2021. Ms. Sever has also worked in product marketing at Microsoft and was an account manager/director at several advertising agencies, including Gitam BBDO and Grey Global Group. Ms. Sever holds a Bachelor of Arts degree in Marketing, Communications and Political Science from Bar-Ilan University in Tel Aviv.

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

 Carly Furman. Ms. Furman has served as the CEO of Nayax North America since 2016. Prior to that, Ms. Furman was CFO of Nayax’s subsidiary companies beginning in 2014. Prior to joining Nayax, Ms. Furman was in public accounting and also worked in private industry, focusing on the biotech, fintech and real estate sectors. Ms. Furman has a Business Economics degree from the University of California, Santa Barbara (UCSB) and is licensed as a CPA (inactive).

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

Compensation of Directors and Executive Officers

In the year ended December 31, 2025, we recorded aggregate compensation costs of approximately $3.1 million, including share-based compensation, to all our directors and executive officers as a group.

Presented below is a description of the compensation payments made during the year ended December 31, 2025, as recognized in our audited consolidated financial statements for the year then ended, to each of the five highest compensated executive officers of the Company or of corporations under its control (in terms of cost to the Company):

Remuneration for services(1)
Name	Position	Scope of employment	Salary	Bonus	Share-based payment	Management fees	Consulting fees	Total
In thousands
Carly Furman	General Manager, North America	100%	$620	—	$100	—	—	$720
Yair Nechmad	Co-Founder, Chairman and Chief Executive Officer	100%	$607	—	$—	—	—	$607
David Ben-Avi	Co-Founder, Chief Technology Officer and Director	100%	$607	—	$—	—	—	$607
Oren Tepper	Chief Customers Officer	100%	$512	—	$92	—	—	$604
Sagit Manor	Chief Financial Officer	100%	$352	—	$204	—	—	$556

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

Beginning on January 1, 2022, pursuant to the terms of the Founder Services Agreements, the management fee paid to such founders was increased by 2.5% and, pursuant to the Founders Services Agreements, it shall increase each year at such rate. In addition, we issued options to each of such founder (collectively, the “Options”) to purchase 725,000 ordinary shares under our 2018 Plan (as defined below) (as adjusted to give effect to the 2022 Reverse Share Split). The Options vest over a period of five years, subject to satisfying certain Company performance goals related to growth in Company revenues and gross profit as set forth in the Founders Services Agreements, and are exercisable during a five-year period from their vesting date. The exercise price of the Options is NIS 105 per share (after giving effect to the 2022 Reverse Share Split), which was the public offering price of the Company’s ordinary shares in its initial public offering on the TASE in May 2021. As of February 26, 2026, 290,000 of the Options were outstanding and not vested.

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

Compensation of our Directors

Our directors, including external directors but excluding directors who are also Officers of the Company, are entitled to receive compensation in accordance with the fixed amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, and as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, as in effect from time to time. In accordance with such regulations, each such director currently receives an annual fee of NIS 105,842 (equal to approximately $33,600) and a per meeting fee of NIS 3,942 (equal to approximately $1,251). In addition, all of the Company's directors are entitled to benefit from coverage under the Company’s directors and officers liability insurance policies and from the letter of indemnification provided to such directors by the Company.

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

Share Option Plans

Global Equity Incentive Plan (2018)

Our Global Equity Incentive Plan (2018), or the 2018 Plan, was adopted by our board of directors in December 2018 and amended in May 2021 and in August 2025. The 2018 Plan provides for the grant of options and restricted stock units (“RSUs”) to our employees, officers, directors, consultants and other service providers in order to incentivize them to become, and to remain, employed or engaged by us, encouraging a sense of proprietorship and stimulating active interest in our success. The U.S. Appendix to the Plan applies to residents of the United States or those who are deemed to be residents of the United States for U.S. federal income tax purposes.

Authorized Shares. As of December 31, 2025, there were options and RSUs outstanding under the 2018 Plan to purchase approximately 1.78 million ordinary shares and an additional 0.18 million ordinary shares under the U.S. Appendix to the 2018 Plan. Ordinary shares subject to options and RSUs granted under the 2018 Plan that are not exercised by the grantee within the exercise period and in accordance with the terms of the 2018 Plan shall become available again for future grant under the 2018 Plan.

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

U.S. Tax. Grants of Nonqualified Stock Options (“NQSOs”) under the U.S. Appendix to the 2018 Plan (i) do not generally require to recognize income at the time of grant; (ii) When NQSOs are exercised ordinary income is recognized to the extent the fair market value of the shares on the exercise date is greater than the sum of the acquisition price paid to acquire the NQSOs, if any, and the exercise price paid; (iii) If exercised by a non-employee at the time of exercise, the Company will receive a corresponding tax deduction equal to the amount of ordinary income recognized upon exercise of the share option and the ordinary income recognized will be subject to tax withholding; (iv) When selling or exchanging the shares acquired upon exercise of NQSO, any gain or loss recognized will generally be treated as capital gain or loss, which will be long-term or short-term capital gain or loss depending on whether the shares were held for more than 1 year after the exercise date. The amount of such gain or loss on sale or exchange will be the excess of the amount realized upon the sale or exchange of the shares, over the value of the shares on the exercise date.

Grants of Incentive Stock Options (“ISOs”) under the U.S. Appendix to the 2018 Plan (i) do not generally require to recognize income at the time of grant; (ii) When ISOs are exercised generally may not lead to recognize income even if the fair market value of the shares on the exercise date is greater than the sum of the acquisition price paid to acquire the share option, if any, and the exercise price extent paid. However, the amount by which the fair market value of the Ordinary Shares at the time of exercise exceeds the option price will be an “item of adjustment” for purposes of alternative minimum tax, unless the Ordinary Shares are sold or otherwise disposed of in the same year the ISO is exercised; (iii) When selling or exchanging the Ordinary Shares acquired upon exercise of share option, any gain realized on the sale of Ordinary Shares underlying an ISO are taxable at capital gains rates, and no tax deduction is available to the Company, unless disposed of the Ordinary Shares within (a) two years after the date of grant of the ISO or (b) within one year of the date the Ordinary Shares were transferred. If the Ordinary Shares are sold or otherwise disposed of before the end of the one-year and two-year periods specified, the difference between the option exercise price and the fair market value of the Ordinary Shares on the date of the ISO’s exercise (or the date of sale, if less) will be taxed at ordinary income rates, and the Company will be entitled to a deduction to the extent that you must recognize ordinary income; (iv) If ISOs are exercised more than three months after termination of employment, other than by reason of death or disability, the ISOs are taxed as NQSO, and will be deemed to have received income on the exercise taxable at ordinary income rates. The Company will be entitled to a tax deduction equal to the ordinary income, if any, that were realized in exercising the ISO after the applicable three-month period.

Grants. All options granted pursuant to the 2018 Plan are evidenced by an option agreement in a form approved by the board of directors, which sets forth the terms and conditions of the option grant, and any other documents required by the Company. Unless otherwise explicitly provided in an award agreement, if any option has not been exercised (including where the shares covered thereby not paid for) within five years after the grant date, as set forth in the award agreement, such option shall terminate and all interests and rights in connection with such options shall expire.

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

Nayax Ltd. 2013 Share Option Plan

In February 2013 we adopted the Nayax Ltd. 2013 Share Option Plan, or the 2013 Plan, which was amended in May 2021. We currently do not grant, and since 2017 we have not granted, awards under our 2013 Plan. In October 2020 the board of directors extended an offer to participants in our 2013 Plan to roll over their outstanding awards to the 2018 Plan. Following that offer, the board of directors cancelled 249,340 options under the 2013 Plan and replaced them with 246,000 options under the 2018 Plan, as adjusted for the 2022 Reverse Share Split. As of December 31, 2025, there were no options to purchase ordinary shares outstanding under the 2013 Plan.

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

In addition, a person who is a subordinate, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to the chief executive officer, except as may be allowed under the Israeli Companies Law, or to persons who are subordinate to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary of the company, but may serve as a director or chairperson of a controlled subsidiary.

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

As of December 31, 2025, we had more than 1,200 full-time employees, of whom more than 600 are in Israel, with the remainder in various countries including the United States, Ukraine, Australia, the United Kingdom, Japan, China, Germany and Canada. We value our employees and invest in them through training and compensation, including incentive compensation. Most of our research and development and product management activities are carried out in Israel and the Ukraine. Since the outbreak of the war in Israel on October 7, 2023, and despite of the ceasefire that came into effect in October 2025, the security situation in Israel remains unstable. In addition, we are actively monitoring the situation in Ukraine and have extended our employees there assistance should they choose to relocate as we care deeply for the safety and well-being of our Ukrainian work force. To date, neither the Israel nor Ukraine conflict, nor the responsive measures taken by the global community in each case, have had a material impact on our research and development and product management activities, nor on our results of operations and financial condition.

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

The following table presents the beneficial ownership of our ordinary shares as of February 26, 2026 for:

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

The percentage of beneficial ownership for the following table is based on 37,359,195 ordinary shares outstanding as of February 26, 2026. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated, the address for each listed shareholder is: 3 Arik Einstein Street, Bldg. B, 1st Floor Herzliya 4659071, Israel.

As of February 26, 2026, there were three record holders of our ordinary shares located in the United States, holding shares representing approximately 14% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in “street name” by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Amir Nechmad(1)	6,231,400	16.68%
Yair Nechmad(2)	9,021,257	23.81%
David Ben-Avi(3)	6,864,572	18.26%
Harel Insurance Investments & Financial Services Ltd.(4)	2,089,662	5.59%
Other Executive Officers and Board Members
Rina Shafir	*	*
Vered Raz Avayo	*	*
Nir Dor	*	*
Reuven Ben Menachem	*	*
Eran Havshush	*	*
Sagit Manor	*	*
Oren Tepper	*	*
Keren Sharir	*	*
Michal Sever	*	*
Tami Erel	*	*
Gal Omer	*	*
Carly Furman	*	*
Yaron Aharon	*	*
Aaron Greenberg	*	*
Erez Aminpour	*	*
Eden Zafrani	*	*

All executive officers and Board members as a group (18 individuals)	16,019,381	42.03%

*	Represents beneficial ownership of less than 1% of our total outstanding ordinary shares.

(1)	Consists of 6,231,400 ordinary shares held of record by Mr. Amir Nechmad.

(2)
Consists of (i) 8,499,517 ordinary shares held of record by Mr. Yair Nechmad or a company wholly owned by Mr. Yair Nechmad; (ii) 235,605 ordinary shares subject to options held by Mr. Yair Nechmad that are exercisable; and 286,135 ordinary shares subject to warrants held by Mr. Yair Nechmad that are exercisable.

(3)	Consists of (i) 6,628,967 ordinary shares held of record by Mr. Ben-Avi and (ii) 235,605 ordinary shares subject to options held by Mr. Ben-Avi that are exercisable.

(4)
Pursuant to a Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) with the SEC on January 20, 2026, consists of 2,089,662 Ordinary Shares as of January 14, 2026, beneficially owned by Harel and entities under its control. The address of Harel is 3 Aba Hillel Street, Ramat Gan 52118, Israel.

B.	Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since January 1, 2025 with any of the members of our board of directors, any executive officer and any holder of more than 5% of our ordinary shares at the time of such transaction, or any immediate family members of the above individuals, where such family members or individuals had or will have a direct or indirect material interest, other than compensation arrangements with the Company, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Approval of Related Party Transactions

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party transactions under Israeli Law” for more information.

Shareholders’ Agreement

On March 9, 2021, Mr. Amir Nechmad, Mr. Yair Nechmad and Mr. David Ben- Avi (our “Controlling Shareholders”) entered into a shareholders’ agreement (the “Shareholders’ Agreement”), as amended by Amendment No.1 to the Shareholders Rights Agreement entered into on March 6, 2026. According to the terms of the Shareholders’ Agreement, it shall be in effect for so long as no single shareholder of the Company holds a greater number of shares than the aggregate number of shares held by the Controlling Shareholders. The following is a summary of certain terms of the Shareholders’ Agreement, which summary is not intended to be complete and is qualified in its entirety by the full text of the Shareholders’ Agreement, a copy of which is filed as an exhibit to this annual report.

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

Limitation on Transfer of Shares

Each of the Controlling Shareholders holds a right of first offer with regard to the other Controlling Shareholders who may wish to sell shares of the Company, provided the Controlling Shareholder wishes to sell shares in excess of 5%, in the aggregate in a given year, of the shares held by such Controlling Shareholder, on the TASE or to a third party. Additionally, if any of the Controlling Shareholders wishes to sell or transfer shares of the Company to a third party outside of the TASE in a single transaction or in a series of transactions constituting the lower of: (x) 10% of the Company’s issued and outstanding ordinary shares, or (y) 50% of such Controlling Shareholders’ holdings in the Company, and the other Controlling Shareholder decline to exercise their right of first offer, the selling Controlling Shareholders must offer the other Controlling Shareholders to tag along to the sale and sell shares they hold to the third party on the same terms. Furthermore, if Controlling Shareholders holding a majority of the Company’s shares held by all Controlling Shareholders wish to accept an offer to sell all of such shares to a third party, and the purchaser of such shares conditions its offer upon the acquisition of all shares held by the Controlling Shareholders, the non-selling Controlling Shareholders must sell their shares to the purchaser at the same price and on the same terms offered to the selling Controlling Shareholders, provided that the price per share actually paid to the non-selling Controlling Shareholder shall be at least 10% greater than the average closing price of the Company’s share on the stock exchange during the 30 trading days preceding the day on which the sale transaction was offered to the non-selling Controlling Shareholder.

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

Services Agreement with Mr. Havshush

Mr. Havshush, who became a director of the Company in July 2024, acted as a consultant to the Company since 2012, providing services related to taxation, capital investments and other financial and accounting matters. Fees paid by the Company to Mr. Havshush were $87,000, $91,000 and $88,000 in 2025, 2024 and 2023, respectively. Also, A. Omer & Co., an Israeli accounting firm where Mr. Havshush serves as a partner, has provided payroll and bookkeeping services to the Company and its Israeli subsidiaries since 2018. Fees paid by the Company (and its Israeli subsidiaries) to A. Omer & Co. were $46,000, $63,000 and $64,000 in 2025, 2024 and 2023, respectively.

On May 29, 2024, the Company, Mr. Havshush and A. Omer & Co. entered into a new service agreement (the “New Service Agreement”), pursuant to which Mr. Havshush will continue provide services to the Company related to accounting, tax reporting and compliance and other tax issues of the Company and its Israeli subsidiaries, mergers and acquisitions in Israel, and employee stock option plans, among others, for which he will receive a monthly fee of between NIS 20,000 to NIS 30,000 (equal to approximately $6,200 to $9,400, respectively), depending on hours worked, and additional compensation for services rendered in connection with completed acquisitions, offerings or additional special projects, equal to up to three times his monthly fees. In addition, under the New Service Agreement, A. Omer & Co. will continue to provide services to the Company and affiliated entities related to payroll, bookkeeping and tax matters, among others, with fees to be paid based on hourly rates of between NIS 200 and NIS 250 (equal to approximately $54 and $68, respectively), subject to a 25% discount. The foregoing is a summary of certain terms of the New Service Agreement, which summary is not intended to be complete and is qualified in its entirety by the full text of the New Service Agreement, a copy of which is filed as an exhibit to this annual report.

The fees paid to Mr. Havshush and A. Omer & Co. pursuant to the New Service Agreement are in addition to director fees paid to Mr. Havshush for his service as a director of the Company.

In addition, Mr. Havshush also provides audit, tax and consulting services on an ongoing basis to our founders, Mr. Yair Nechmad, Mr. Amir Nechmad and Mr. David Ben-Avi.

Family Employment Relationships

Oded Frenkel, formerly - the brother-in-law of David Ben-Avi, served in 2025 as the Chief Customer Officer of the Company and received compensation of approximately $265,000, $204,000 and $212,000 in 2025, 2024 and 2023, respectively. Additionally, in 2024 Mr. Frenkel received 2,500 RSUs, in 2023 options to purchase 2,500 ordinary shares at the exercise price of $18.83 per share; and in 2022 options to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share.

Reuven Amar, the brother-in-law of David Ben-Avi, is an employee of the Company and received compensation of approximately $176,000, $172,000 and $177,000 in 2025, 2024 and 2023, respectively. Additionally, Mr. Amar received options in 2023 to purchase 2,500 ordinary shares at the exercise price of $18.83 per share; and options in 2022 to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share.

Arnon Nechmad, the son of Yair Nechmad, was an employee of EV Meter Ltd., a wholly-owned subsidiary of the Company, from November 2021 and until October 2025. Prior to that, Mr. Arnon Nechmad was an employee of another wholly-owned subsidiary of the Company and in 2023 he became an employee of the Company. Mr. Arnon Nechmad received compensation of approximately $87,000 for the period from January through October 2025, upon the termination of his employment with the Company, and $91,000 and $81,000 in 2024 and 2023, respectively. Mr. Arnon Nechmad has departed from the Company in October 2025, and he currently provides consulting services in a minor extent in the context of transferring his responsibilities to his successor.

Tal Tannenbaum, who became the daughter-in-law of Yair Nechmad in August 2022, has been a part-time employee of the Company since December 2021. Mrs. Tannenbaum received compensation of approximately $76,000, $80,000 and $55,000 in 2025, 2024 and 2023, respectively.

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

During 2023, the ICA requested from us certain documents and other information related mainly to our acquisition of OTI. We cooperated fully and transparently with the ICA throughout its investigative process, and, on February 3, 2025, we entered into the Consent Decree with the ICA to settle allegations of anticompetitive practices and failing to obtain necessary ICA consent in connection with the acquisition. Pursuant to the Consent Decree, we and Yair Nechmad, our CEO and Chairman, agreed to pay a sum of NIS 2,500,000 (approximately $701,000) and NIS 240,000 (approximately $67,300), respectively, to the Israeli State Treasury, and we agreed to provide up to 6,500 OTI POS kits, comprised of the Telebox hardware units paired with Uno 8/Uno Plus card readers, over a period of five years, to third parties who may sell, distribute, and market the OTI POS kits under their own brands in the Israeli market. The Consent Decree was approved by the Israeli Competition Court on June 4, 2025. We do not believe the terms of the settlement will have a significant adverse effect on our business, financial condition or results of operations.

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

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except that such restrictions may exist with respect to shareholders who are deemed enemies of the State of Israel under Israeli law.

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

During 2025, Israel enacted a number of amendments to the Israeli Income Tax Ordinance intended to address companies used to accumulate profits and defer shareholder-level taxation under Israel’s two-tier tax regime (commonly referred to as “wallet companies” and certain “closely held companies”). Among other things, these amendments expanded the scope of the existing regime to apply, in certain circumstances, to operating companies with high profitability and strengthened the rules applicable to closely held companies with passive income sources that do not distribute dividends, including through mechanisms designed to impose additional tax on undistributed profits and thereby reduce the ability to avoid or defer dividend taxation. In accordance with the provisions of the law and the position of the ITA as reflected in the circulars published by it, the Company believes that these amendments do not apply to it, among other reasons, because the Company is a public company and because the Company believes that it operates as a “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investments and taking into account the Company’s level of revenues. However, there can be no assurance that the ITA or the courts will accept this interpretation, and the application, interpretation or future developments relating to these amendments could change and may adversely affect the Company’s tax position in the future

Tax Benefits and Grants for Research and Development

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

The 2017 Amendment applies to PTEs that meet certain conditions, including: (1) the enterprise's research and development expenses in the three years preceding the relevant tax year were at least 7% on average of the total revenue of the company that owns the enterprise or exceeded NIS 75 million (approximately $24 million) in each such year and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as research and development expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.5 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the relevant tax year, provided that the turnover was at least NIS 10 million (approximately $3.2 million), in the relevant tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the relevant tax year, provided that the company employed at least 50 employees in the relevant tax year and in each of the preceding three years.

A SPTE is an enterprise that meets conditions 1 and 2 above, and in addition is part of a group of companies having aggregate annual revenues above NIS 10 billion (approximately $3.2 billion).

Preferred Technological income of a PTE, which is the portion of technological income derived from the benefitted intangible asset developed in Israel according to the NEXUS approach, satisfying the required conditions, will be subject to a reduced corporate tax rate of 12%. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”.

In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million (approximately $63 million), and the sale receives prior approval from the IIA.

SPTEs, satisfying the required conditions, are subject to a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the SPTE or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A SPTE that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $159 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Individual shareholders whose income from the sale of securities considered as business income are taxed at the marginal tax rates applicable to business income – up to 47% in 2026 and potentially a 3% surtax, as discussed below.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held, is obliged to withhold tax in the amount of consideration paid upon the sale of securities (or the Real Capital Gain realized on the sale, if known) at the Israeli corporate tax rate (23% in 2026) or 25% in case the seller is an individual. The individual or the company may provide an approval from the ITA for a reduced tax withholding rate, according to the applicable rate.

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

Surtax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident and with respect to a non-Israeli resident, subject to tax treaties not otherwise limiting the applicable tax rate to such non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding a certain threshold (currently NIS 721,560 for years 2025 through 2027, which amount will be updated annually starting January 1, 2028, based on the annual change in the Israeli consumer price index) (the “Threshold Amount”).

According to new legislation effective as of January 1, 2025, an additional 2% excess tax will be imposed on “Capital-Sourced Income” (defined as income from any source other than employment income, business income or income from “personal effort”), provided that the Individual’s Capital Sourced Income exceeds the Threshold Amount. This additional excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

Estate and Gift Tax

Israeli law currently does not impose estate or gift taxes.

Material U.S. Federal Income Tax Consequences

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our ordinary shares. This discussion applies only to U.S. Holders that acquire our ordinary shares and hold them as capital assets. In addition, this discussion does not describe all of the tax consequences that may be relevant to U.S. Holders in light of their particular circumstances, including alternative minimum tax consequences, any aspect of the Medicare contribution tax on “net investment income,” special tax accounting rules under Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”) and tax consequences applicable to U.S. investors subject to special rules, such as:

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Israel-U.S. Tax Treaty (the “Treaty”), all as of the date hereof. These laws are subject to change, possibly with retroactive effect.

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

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and the discussion below regarding the Foreign Tax Credit Regulations, Israeli taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. As discussed under “Taxation—Israeli Tax Considerations” above, Israel requires special procedures to be followed by U.S. Holders eligible for a reduced rate under the Treaty to obtain the benefit of such reduced rate. The rules governing foreign tax credits are complex. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes (including foreign withholding taxes treated as income taxes) to be creditable, the relevant foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. However, under the temporary relief in the notices described above, certain of the requirements for making this determination would not apply until such time as the IRS withdraws or modifies this temporary relief (or any later date specified in the relevant notice or guidance). Whether the IRS will withdraw this relief for 2026 or future years is inherently uncertain. You should consult your tax adviser regarding your eligibility for benefits under the Treaty and the creditability of any Israeli taxes in your particular circumstances.

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

Sale or Other Taxable Disposition of Shares

The following discussion is subject to the discussion under “Passive Foreign Investment Company Rules” below.

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

As described in “Taxation—Israeli Tax Considerations” above, gains realized on the sale or other disposition of our ordinary shares may be subject to Israeli taxes, and as also described under “Taxation—Israeli Tax Considerations” above, Israel requires special procedures to be followed by U.S. Holders eligible for a reduced rate under the Treaty to obtain the benefit of such reduced rate. The rules governing foreign tax credits are complex, and you may not be eligible to claim a foreign tax credit with respect to any Israeli taxes imposed on gains realized on the sale or other disposition of our ordinary shares. For example, the Foreign Tax Credit Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Israeli income tax system meets these requirements. However, under the temporary relief in the notices described above, certain of the requirements for making this determination would not apply until such time as the IRS withdraws or modifies this temporary relief (or any later date specified in the relevant notice or guidance). Whether the IRS will withdraw this relief for 2026 or future years is inherently uncertain.

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

Based on the manner in which we currently operate our business, the current composition of our income and assets and the estimated value of our assets (including the value of our estimated goodwill, which is based on the current price of our ordinary shares), we do not believe we were a PFIC for the taxable year ended December 31, 2025. However, a company’s PFIC status is an annual determination that can be made only after the end of each taxable year, and our PFIC status for each taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including estimated goodwill (which may be determined by reference to the market value of our ordinary shares, which may be volatile). Our PFIC status is subject to uncertainties. We may be or become a PFIC if our market capitalization declines. Further, we may hold less than 25% minority stakes in other entities, which will generally be treated as passive for purposes of the PFIC rules. Therefore, we may be a PFIC if the value of any such minority stakes becomes substantial. Moreover, we may become a PFIC if we expand our business to include financing or similar transactions that may generate passive income. Accordingly, we cannot assure you that we will not be a PFIC for any taxable year.

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

Interest Rate Sensitivity

Our cash and cash equivalents are held primarily in checking accounts and cash deposits. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. Interest on various of our credit facilities (excluding our bonds which are subject to a fixed interest rate) accrue at a floating rate based on a formula tied to certain market rates at the time of incurrence. We do not expect that any change in prevailing interest rates will have a material impact on our results of operations. We currently do not hedge interest rate exposure. We may in the future hedge our interest rate exposure and may use swaps, caps, collars, structured collars or other common derivative financial instruments to reduce interest rate risk. It is difficult to predict the effect that future hedging activities would have on our operating results.

Foreign Currency Exchange Rate Risk

Our customers are located throughout the world, including Europe, North America, Latin America, Australia, the United Kingdom, Asia and Africa. Although our consolidated financial statements are reported in U.S. dollars, we conduct business in, and our revenue is earned in, multiple currencies, mainly U.S. dollar, euro, Australian dollar and British pound. We are also exposed to risks of currency volatility in certain emerging markets, and such volatility might be more pronounced. A significant portion of our costs is denominated in NIS and EUR. Consequently, we are exposed to foreign currency exchange risk relative to the U.S. dollar, and our results of operations could be affected due to fluctuations in currencies in which we operate. During 2025 the U.S. dollar devaluated against NIS and EUR by approximately 12.5% and 11.7%, respectively. Our outstanding bonds are denominated in NIS; they are partially hedged by a natural hedge as we keep some cash balances in NIS and are partially hedged by a Cross-Currency Swap (CCS).  To mitigate our risk, we hedge our exposure using currency forward contracts, currency options or other common derivative financial instruments. However, the effect of future hedging activities on our operating results remains difficult to predict.

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

In the ordinary course of our business, we provide credit to our customers for purchasing our products and services. As of December 31, 2025, account receivables amounted to approximately $104 million. In addition, from time to time we extend loans to certain customers and partners. As of December 31, 2025, an aggregate of approximately $7.3 million was outstanding under such loans. We are exposed to the risk that our customers or partners will fail to repay such credit or loans, as applicable, on the terms such credit or loans were provided.

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

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of December 31, 2025. Based on such evaluation, each of our Chief Executive Officer and Chief Financial Officer has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective. Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, to which we refer as PwC, which audited the financial statements included in this annual report containing the disclosure required by this Item 15 has issued an attestation report regarding the effectiveness of our internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers, is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
	2025	2024
	(in USD thousands)
Audit (1)	618	470
Audit-related fees (2)	82	45
Tax fees (3)	91	83
All other fees (4)	2	2
Total	793	600

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees”.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax audits.

(4)	“All other fees” consist of all other fees in the years ended December 31, 2025 and 2024 related to services in connection with non-audit compliance and review work.

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

We rely on this “foreign private issuer exemption” with respect to (i) the quorum requirement for shareholder meetings, (ii) shareholder approval requirements and (iii) the requirement that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee composed solely of independent directors. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1⁄3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of our shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). As to shareholder approval, we will seek shareholder approval whenever required under the Companies Law rather than when required for a domestic U.S. issuer under Nasdaq rules. Further, although we have a nominating and corporate governance committee, our director nominees are not selected by a majority of the independent directors, and our nominating and corporate governance committee is not composed solely of independent directors, in each case as permitted under the Companies Law. We otherwise comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

The SEC is currently considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements available to foreign private issuers. If the SEC adopts rules amending the definition of foreign private issuer, we may no longer qualify as a foreign private issuer and may be required to adjust our corporate governance practices in accordance with various rules and regulations. In addition, commencing on March 18, 2026, the disclosure requirements of Section 16(a) of the Exchange Act will be extended also to foreign private issuers, and as a result our directors and executive officers will be required to publicly disclose their equity holding and transactions involving our securities with the SEC.

See “Item 6. Directors, Senior Management and Employees” and “Item 3. Key Information—D. Risk Factors—Risks Related to our Ordinary Shares—As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is afforded to investors under rules applicable to domestic issuers” for further information.

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

Mr. Yeretsky has 16 years’ experience in managing mid to enterprise-size organizations’ information security departments. In the past, Mr. Yeretsky, has managed offensive security services, penetration testing projects, security architecture projects, consulting services for C-level, governance regulation compliance consultation, risk management projects and enterprise cybersecurity strategy planning services. Prior to his position in Nayax, Mr. Yeretsky worked for several years for companies such as PricewaterhouseCoopers (PwC) and Cisco Systems Inc., and was the founder and Chief Technology Officer of MagniSec, a software cybersecurity company. During army services, Mr. Yeretsky served as offensive cybersecurity team-leader (Commander) for the Israeli Ministry of Defense.

In addition, the Company maintains a high-level management committee that meets monthly (Cyber Security Steering Committee) that is dedicated to cybersecurity. The Cyber Security Steering Committee is comprised of the CISO, CTO, CFO, CLO, head of R&D and other relevant managers and employees. This steering committee plays an important role in ensuring the effective management and implementation of cybersecurity measures within the organization. The committee is responsible for overseeing and guiding cybersecurity initiatives designed to protect the organization’s sensitive information, systems and infrastructure. The CISO provides an annual report to the board of directors directly. The Cyber Security Steering Committee covers both cybersecurity and related compliance matters. In addition to such regular updates, and as part of our incident response processes, our CISO also provides updates on certain cybersecurity threats and incidents to the Cyber Security Steering Committee and, as necessary, to the full board of directors, based on the steering committee’s assessment of risk.

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

In 2025, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors–Risks Related to Data Security, Privacy, Information Technology and Intellectual Property.”

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

4.2*	Amendment No.1 to the Shareholders Rights Agreement among Amir Nechmad, Yair Nechmad, Yair Nechmad Ltd. and David Ben-Avi, dated March 6, 2026

4.3
Registration Rights Agreement, among Nayax Ltd., Amir Nechmad, Yair Nechmad and David Ben-Avi, dated as of May 4, 2021 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

4.5	Nayax Ltd. 2013 Share Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-267542), filed with the SEC on September 21, 2022)

4.6	Nayax Ltd. Global Equity Incentive Plan (2018) (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (File No. 333-267542), filed with the SEC on September 21, 2022)

4.7	Remuneration Policy of Nayax Ltd. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 20-F (File No. 001-41491), filed with the SEC on September 2, 2022)

8.1*	List of subsidiaries

11.1*	Insider Trading Policy

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited

97.1	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-41491), filed with the SEC on February 28, 2024)

101
The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2025 formatted in Inline XBRL: (i) Inline Consolidated Statements of Comprehensive Loss, (ii) Inline Consolidated Statements of Financial Position, (iii) Inline Consolidated Statements of Changes in Equity, (iv) Inline Consolidated Statements of Cash Flows, and (v) Inline Notes to the Consolidated Financial Statements.

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
2025 Annual Report

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Nayax Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nayax Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other  procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment

As described in Notes 2, 3 and 12 to the consolidated financial statements, the Company’s goodwill balance was $64.4 million at December 31, 2025. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the recoverable amount of the cash generating unit to which goodwill belongs to its carrying value. If the carrying value exceeds the recoverable amount of the cash generating units, an impairment loss is recognized in an amount equal to such excess. Recoverable amounts of cash generating units are estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to the amount and timing of projected future cash flows, nominal growth rates and the discount rates.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount of the cash generating units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s significant assumptions related to the amount and timing of projected future cash flows, nominal growth rates and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the recoverable amount estimate; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy and relevance of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the amount and timing of projected future cash flows, nominal growth rates and the discount rates. Evaluating management’s assumptions related to the amount and timing of projected future cash flows, nominal growth rates and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rates assumption.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 9, 2026	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2015.

NAYAX LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
		2025	2024
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7	319,538	83,130
Restricted cash transferable to customers for processing activity	8	91,965	60,299
Short-term bank deposits		1,171	9,327
Receivables in respect of processing activity		47,865	45,071
Trade receivable, net	9	103,975	55,694
Inventory		28,594	19,768
Other current assets		27,056	14,368
Total current assets		620,164	287,657

NON-CURRENT ASSETS:
Long-term bank deposits		211	2,155
Other long-term assets		8,596	4,253
Investment in associates		-	3,754
Right-of-use assets, net	10	8,911	6,292
Property and equipment, net	11	20,362	11,112
Goodwill and intangible assets, net	12	190,493	117,670
Deferred income tax assets		3,901	-
Total non-current assets		232,474	145,236
TOTAL ASSETS		852,638	432,893

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
		2025	2024
	Note	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short term loan	13a.	-	25,276
Current maturities of long-term bank loans	13b.	3,220	3,978
Current maturities of other long-term liabilities		5,538	1,353
Current maturities of leases liabilities	10	3,474	2,967
Payables in respect of processing activity		180,795	130,958
Trade payables		29,370	21,059
Other payables		52,021	33,887
Total current liabilities		274,418	219,478

NON-CURRENT LIABILITIES:
Long-term bank loans	13b.	10,465	18,605
Other long-term liabilities	14	9,329	21,213
Debentures	13c.	314,064	-
Lease liabilities	10	6,402	4,078
Deferred income taxes	15	6,945	4,274
Total non-current liabilities		347,205	48,170
TOTAL LIABILITIES		621,623	267,648

EQUITY:	16
Shareholders Equity:
Share capital		9	9
Additional paid in capital		242,759	220,715
Capital reserves		7,882	7,832
Accumulated deficit		(19,635)	(63,311)
TOTAL EQUITY		231,015	165,245
TOTAL LIABILITIES AND EQUITY		852,638	432,893

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
		2025	2024	2023
		U.S. dollars in thousands
	Note	(Excluding loss per share data)

Revenues	17	400,433	314,013	235,491
Cost of revenues	18	(207,471)	(172,479)	(147,198)
Gross Profit		192,962	141,534	88,293

Research and development expenses	19	(29,959)	(25,374)	(21,928)
Selling, general and administrative expenses	20	(121,307)	(98,196)	(70,320)
Depreciation and amortization in respect of technology and capitalized development costs	12	(14,167)	(11,566)	(6,430)
Other income (expenses)		10,257	(2,023)	(444)
Share of losses of equity method investees		(226)	(1,270)	(1,555)
Operating Income (Loss)		37,560	3,105	(12,384)

Financial Income	21	10,672	3,408	2,493
Financial Expense	21	(13,666)	(10,897)	(4,781)
Profit (loss) before taxes on income		34,566	(4,384)	(14,672)

Tax benefits (expenses)	15	950	(1,247)	(1,215)
Profit (loss) for the period		35,516	(5,631)	(15,887)

Earnings (loss) per share attributed to shareholders of the Company:	22
Basic earnings (loss) per share		0.960	(0.157)	(0.479)
Diluted earnings (loss) per share		0.943	(0.157)	(0.479)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands
Profit (loss) for the period	35,516	(5,631)	(15,887)

Other comprehensive income (loss) for the year:

Items that will not be reclassified to profit or loss:
Gain from remeasurement of liabilities (net) in
respect of post-employment benefit obligations	53	215	-
Items that may be reclassified to profit or loss:
Loss from translation of financial statements of foreign operations	(421)	(2,454)	(170)
Gains on cash flow hedges	418	428	42
Total other comprehensive income (loss) for the period	50	(1,811)	(128)
Total comprehensive income (loss) for the period	35,566	(7,442)	(16,015)

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at January 1, 2023	8	151,406	248	9,503	20	(56,550)	104,635
Changes during the year;
Loss for the year	-	-	-	-	-	(15,887)	(15,887)
Other comprehensive income (loss) for the year	-	-	-	42	(170)	-	(128)
Employee options exercised and vesting of RSUs	*	2,118	-	-	-	-	2,118
Share-based payment	-	-	-	-	-	6,852	6,852
Balance at December 31, 2023	8	153,524	248	9,545	(150)	(65,585)	97,590

Balance at January 1, 2024	8	153,524	248	9,545	(150)	(65,585)	97,590
Changes during the year;
Loss for the year	-	-	-	-	-	(5,631)	(5,631)
Other comprehensive income (loss) for the year	-	-	215	428	(2,454)	-	(1,811)
Issuance of ordinary shares	1	63,190	-	-	-	-	63,191
Employee options exercised and vesting of RSUs	*	4,001	-	-	-	-	4,001
Share-based payment	-	-	-	-	-	7,905	7,905
Balance at December 31, 2024	9	220,715	463	9,973	(2,604)	(63,311)	165,245

Balance at January 1, 2025	9	220,715	463	9,973	(2,604)	(63,311)	165,245
Changes during the year;
Profit for the period	-	-	-	-	-	35,516	35,516
Issuance of warrants, net	-	16,576	-	-	-	-	16,576
Issuance of options due acquisition	-	1,222	-	-	-	-	1,222
Other comprehensive income (loss) for the year	-	-	53	418	(421)	-	50
Employee options exercised and vesting of RSUs	*	4,246	-	-	-	-	4,246
Share-based payment	-	-	-	-	-	8,160	8,160
Balance at December 31, 2025	9	242,759	516	10,391	(3,025)	(19,635)	231,015

*Presents less than 1 thousand
The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	35,516	(5,631)	(15,887)
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	4,772	48,533	24,685
Net cash provided by operating activities	40,288	42,902	8,798

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(22,766)	(21,893)	(15,948)
Acquisition of property and equipment	(5,329)	(3,081)	(611)
Loans granted to related companies and others	(9,447)	(559)	(1,432)
Decrease (Increase) in bank deposits	11,122	(7,952)	(2,154)
Interest received	6,014	3,108	1,683
Investments in financial assets and other asset	(6,416)	(283)	(195)
Proceeds from sub-lessee	22	243	155
Payments for acquisitions of subsidiaries, net of cash acquired	(39,886)	(14,934)	(18,329)
Payment of deferred consideration and contingent liability due consideration of subsidiary acquisition	(12,054)	(555)	-
Net cash used in investing activities	(78,740)	(45,906)	(36,831)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	-	62,686	-
Proceeds from issue of debentures and warrants, net	306,841	-	-
Interest paid	(7,223)	(4,549)	(2,651)
Changes in short-term bank credit and short term loan	(26,000)	(23,315)	39,135
Receipt of long-term bank loans	-	22,835	-
Repayment of long-term bank loans	(8,689)	(3,177)	(998)
Repayment of long-term loans from others	-	(3,837)	(3,626)
Repayment of other long-term liabilities	(1,000)	(1,100)	(304)
Employee options exercised	4,945	3,956	2,177
Principal lease payments	(3,050)	(2,655)	(2,182)
Net cash provided by financing activities	265,824	50,844	31,551

Increase in cash and cash equivalents	227,372	47,840	3,518
Balance of cash and cash equivalents at beginning of year	83,130	38,386	33,880
Gains (losses) from exchange differences on cash and cash equivalents	11,249	(2,688)	906
Gains (losses) from translation of cash and cash equivalents of foreign operation	(2,213)	(408)	82
Balance of cash and cash equivalents at end of year	319,538	83,130	38,386

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands
Appendix A – adjustments required to reflect the cash flows from operating activities:

Adjustments in respect of:
Depreciation and amortization	25,487	21,370	12,505
Post-employment benefit obligations, net	(68)	(17)	25
Deferred taxes	(5,399)	(1,358)	(294)
Finance expenses, net	1,775	6,570	750
Expenses in respect of long-term employee benefits	-	634	237
Income from gaining control in subsidiary	(12,152)	-	-
Share of loss of equity method investee	226	1,270	1,555
Long-term deferred income	218	2,355	(85)
Expenses in respect of share-based compensation	7,305	7,187	6,027
Total adjustments	17,392	38,011	20,720

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(31,644)	(10,441)	(15,739)
Increase in receivables from processing activity	(2,794)	(1,810)	(17,880)
Increase in trade receivables	(31,733)	(10,683)	(12,487)
Increase in other current assets	(6,677)	(892)	(1,073)
Decrease (Increase) in inventory	(4,967)	2,069	3,239
Increase in payables in respect of processing activity	49,837	26,435	41,187
Increase in trade payables	3,952	3,361	1,189
Increase in other payables	11,406	2,483	5,529
Total changes in operating asset and liability items	(12,620)	10,522	3,965
Total adjustments required to reflect the cash flow from operating activities	4,772	48,533	24,685

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	197	152	97
Recognition of right-of-use assets through lease liabilities	4,883	1,653	338
Recognition of Sub lease asset	-	-	455
Share based payments costs attributed to development activities, capitalized as intangible assets	855	718	825

The accompanying notes are an integral part of these financial statements.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	Background

1.
Nayax Ltd. (hereafter – the “Company”) was incorporated in January 2005. The Company provides processing and software as a service (SaaS) business operations solutions via a global platform. The Company is marketing its POS devices and SaaS solutions it develops in more than 120 countries worldwide through subsidiaries (the Company and the subsidiaries, hereafter – the “Group”) and through local distributors.

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

3.
On March 12, 2024, the Company successfully concluded an offering of 2,600,000 ordinary shares. The net proceeds from this sale amounted to approximately $62.7 million. The costs incurred for the year ended December 31, 2024 from this sale are $506 thousand.

4.
On March 11, 2025, the Company completed a public offering of 486,291 units, each consisting of NIS 1,000 principal amount of non-linked debentures and three warrants, at a price of NIS 1,021 per unit. The offering has generated gross proceeds of approximately NIS 496.5 million (approximately $137.1 million). The net proceeds of approximately NIS 485 million (approximately $133 million) are intended for general corporate purposes, including debt repayment and potential acquisitions. The debentures bear a fixed annual interest rate of 5.9%,with interest payable semiannually, maturing on September 30, 2030, with principal repayments in four unequal annual installments from 2027 to 2030.

5.
On December 11, 2025, the Company expanded its bond series, raising approximately NIS 565.5 million (approximately $176 million) at a price of NIS 1,091 per unit, based on full allocation at the closing price. The offering comprised 518,381 units, each consisting of NIS 1,000 principal amount of non-linked debentures and three warrants. The net proceeds amounted to approximately NIS 558 million (approximately $173.9 million).

b.	War in Israel

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of coordinated attacks on civilian and military targets, accompanied by extensive rocket fire on Israeli cities. Following the attacks, Israel’s security cabinet declared war against Hamas and commenced a military campaign. Since the commencement of these events, additional hostilities have occurred, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. In October 2024, Israel began ground operations against Hezbollah in Lebanon, culminating in a 60-day ceasefire agreed between Israel and Lebanon on November 27, 2024. In January 2025, Israel and Hamas agreed to a three-phase ceasefire in Gaza, with the first six-week phase commencing on January 19, 2025.  On February 28, 2026, Israel launched a pre-emptive strike, known as “Shaagat Ha’ari” (“Lion’s Roar”), against strategic targets in Iran, carried out in coordination with the United States. This operation marked a further escalation in the regional conflict, though its direct impact on the Company’s operations remained limited. The “Swords of Iron” war and “Shaagat Ha’ari”, has significant economic and social implications in Israel. However, during the financial year ended December 31, 2025, the Company’s operations and financial performance were not materially impacted by the conflict. Management has assessed the potential risks and consequences related to the geopolitical environment and has determined that no adjustments to the financial statements or additional disclosures are necessary. The Company continues to monitor developments and remains committed to ensuring business continuity and risk management.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of presentation:

The financial statements of the Group as of December 31, 2025 and 2024 and for each of the three years ended December 31, 2025, are in compliance with  IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (hereinafter “IFRS”) and were approved for issuance by the Board of Directors (the “Board”) of the Company on March 8, 2026.

In connection with the presentation of these financial statements, the following is stated:

1)	The principal accounting policies set out below have been consistently applied to all periods presented, unless otherwise stated.

2)
The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires the Group’s management to exercise its judgment in the process of applying the Group’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3. Actual results may differ materially from estimates and assumptions used by the Group’s management.

3)	The Group’s operating cycle is 12 months.

b.	Consolidated financial statements

1)	Subsidiaries and business combinations

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

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

2)	Transactions with non-controlling interests’ owners which do not result in loss of control

Transactions with non-controlling interests’ owners which do not result in loss of control are accounted for as transactions with shareholders. In such transactions, the difference between the fair value of any consideration paid or received and the amount in which the non-controlling interests are adjusted to reflect the changes in their proportional interest in a subsidiary are recognized directly in equity and attributed to the owners of the Company.

3)	Associates

An associate is an entity over which the Group exercises significant influence, but not control. The investment in an associate is accounted for by the equity method.

4)	The equity method

According to the equity method of accounting, the investment is initially recognized at cost and its carrying amount varies such that the Group recognizes its share of the associate’s earnings or losses from acquisition date. Goodwill relating to associates is included in the investment’s carrying amount and tested for impairment as part of the entire investment.

The Group’s share of post-acquisition profit or loss is recognized in the statements of profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equal or exceeds its interest in the associate (including any other unsecured long-term receivables), the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

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

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (hereafter - the “Functional Currency”). When determining the functional currency of Group companies and whether their functional currency is identical to that of the Company, the materiality of the foreign operations as an extension of the reporting entity was taken into account. The consolidated financial statements are presented in US Dollars which is the functional and presentation currency of the Company and Group entities, except Nayax Retail, Weezmo and Roseman whose functional currency is the NIS and VM tecnologia and Uppay whose functional currency is the BRL.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

c.	Translation of foreign currency balances and transactions (continued):

2)	Transactions and balances

Transactions made in a currency which is different from the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or revaluation, if the items are revalued. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end-of-year exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss. Gains and losses from changes in exchange rates are presented in the statement of profit or loss and presented within financial income or financial expenses, as appropriate.

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

Cash and cash equivalents include cash on hand and short-term bank deposits, which are not restricted by liens, with original maturities of three months or less, and investments in money market funds. For additional information about the restricted cash to be transferred to customers in respect of processing activity, see note 8 below.

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

Property, plant and equipment items are initially recognized at acquisition cost.  Subsequent costs are included as incurred in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a part of a property, plant and equipment item is replaced, its’ carrying amount is derecognized.

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

Investments designed to enhance functionality in a way that would increase the economic benefit flowing to the Group are capitalized as an asset and presented within “goodwill and intangible assets, net” in the statement of financial position (subject to satisfying of the terms as instructed in IAS38 and listed in an extract above).

The main types of costs that capitalized as an intangible asset as of December 31, 2025 and 2024 are:

(1)	Payroll costs and related expenses, which are attributed by the Group to the different projects that meet the conditions for capitalization;
(2)	Cost of subcontractors, which are specifically identified to projects that meet the conditions for capitalization.
(3)	Share-based payment expenses attributed apportionately to payroll and related suppliers expenses arises from development.

Research costs are expensed as incurred to the “research and development expenses” item in the statement of profit or loss. Research costs of the Group in the reported periods are immaterial to its financial statements.

Development costs designed to maintain normal functionality or insignificantly enhance functionality, as well as development costs that are not identified with a project that can be capitalized, are expensed as incurred to “research and development expenses” in profit or loss.

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

2)	Distribution rights and brands

Distribution rights and brands purchased as part of a business combination are recognized at fair value on the acquisition date. Separately purchased distribution rights and brands are recognized at cost, plus directly attributable acquisition costs. The distribution rights and brands have a definite useful life (3-20 years), and they are presented net of accumulated amortization on a straight-line basis.

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

Amounts due from finance leases are recognized as receivables at the amount of the Group’s net investment in the leases. Interest income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Subsequent to initial recognition, the Group regularly reviews the estimated unguaranteed residual value and applies the impairment requirements of IFRS 9, recognizing an allowance for expected credit losses on the lease receivables.

Interest income is calculated with reference to the gross carrying amount of the lease receivables, except for credit-impaired financial assets for which interest income is calculated with reference to their amortized cost (i.e. after a deduction of the loss allowance).

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

Hedge Accounting

Cash flow hedges

The objective of hedge accounting is to represent in the financial statements the effect of risk management activities that use financial instruments to manage the exposures arising from certain risks that could affect profit or loss or other comprehensive income. The Company reduces its exposure by entering into forward foreign exchange contracts with respect to operating expenses that are forecasted to be incurred in currencies other than the US Dollars. Certain operating expenditures are incurred in or exposed to other currencies, primarily the New Israeli Shekel. in addition, the company designated NIS 332 million of its bond liability as a hedged item, effectively converting it into USD exposure, and used a cross-currency swap covering both principal and interest as the hedging instrument. The Company has established forecasted transaction currency risk management programs to protect against fluctuations in fair value and the volatility of future cash flows caused by changes in exchange rates. The Company’s currency risk management program includes foreign exchange contracts designated as cash flow hedges.

Changes in the fair value of derivatives used to hedge cash flows, in accordance with the effective portion of the hedge, are recorded through other comprehensive income directly in a other capital reserve. With respect to the non‑effective part, changes in the fair value are recognized in the statement of income. The amount recognized in the capital reserve is reclassified in the statement of income in the same period as the hedged cash flows affected profit or loss under the same line item in the statement of income as the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or sold, terminated or exercised, then hedge accounting is discontinued. If cash flow hedge accounting is discontinued, the amount that has been accumulated in OCI remains in accumulated OCI if the hedged future cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to profit or loss as a reclassification adjustment. After discontinuation, once the hedged cash flow occurs, any amount remaining in accumulated OCI must be accounted for depending on the nature of the underlying transaction as described above.

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

For financial assets that experience a significant increase in their credit risk since initial recognition, the Group measures expected credit loss provision at the amount of expected credit losses over the entire life of the instrument. Otherwise, the provision for loss is measured at the expected credit loss in a 12-month period.

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

r.	New IFRS Accounting Standards:

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued):

r.	New IFRS Accounting Standards (continued):

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

The amendment is effective for annual reporting periods beginning on or after January 2026, with earlier application permitted. The Company has assessed the impact of this amendment on its financial statements. Based on the assessment, no material effect is expected.

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3)	Deferred tax assets

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

4)  Impairment of goodwill

The Company tests goodwill for impairment at least annually. The test requires management to estimate the future cash flow expected to arise from the continuing use of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. Management is also required to estimate an appropriate discount rate for these cash flows. The possible consequences for the financial statements are the attribution of impairment losses to profit or loss in the period in which they arise.

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

Foreign exchange risks arise from commercial transactions, assets or liabilities, or net investments in foreign operations which are denominated in a currency which is not the entity’s functional currency. The following table presents a sensitivity test as of December 31, 2025, 2024 and 2023 to reasonably possible changes in the exchange rates, when all other variables remain unchanged. The impact on pre-tax income of the Group is due to changes in financial assets and liabilities.

		Sensitivity test for changes in exchange rate
Foreign currency	Years	Income (loss) from change
		10% increase in exchange rate	10% decrease in exchange rate
		US Dollars in thousands
NIS	2025	1,185	(1,185)
	2024	(3,524)	3,524
	2023	(1,762)	1,762
EUR	2025	910	(910)
	2024	(1,644)	1,644
	2023	(1,698)	1,698
GPB	2025	562	(562)
	2024	316	(316)
	2023	123	(123)
AUD	2025	239	(239)
	2024	233	(233)
	2023	40	(40)

b)	Risk in respect of interest rate change

Risks related to interest rates stem from changes in interest rates, which may have an adverse effect on the Group’s net income or cash flows. Changes in interest rates trigger changes in the Group’s interest income and expenses in respect of interest-bearing assets and liabilities.

The Company has loans from an Israeli bank which have the variable interest rate.

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

The loss allowance for trade receivables as of December 31, 2025 and 2024 was determined as follows:

December 31, 2025	Not overdue	Over 30 days overdue	Over 60 days overdue	Over 120 days overdue	Total
	US Dollar in thousands
Gross carrying amount – trade receivables	70,884	4,258	8,799	27,828	111,769
Less – provision of allowance for credit loss	-	(812)	(1,677)	(5,305)	(7,794)
Trade receivable	70,884	3,446	7,122	22,523	103,975

December 31, 2024	Not overdue	Over 30 days overdue	Over 60 days overdue	Over 120 days overdue	Total
	US Dollar in thousands
Gross carrying amount – trade receivables	45,592	2,629	465	10,787	59,473
Less – provision of allowance for credit loss	-	-	-	(3,779)	(3,779)
Trade receivable	45,592	2,629	465	7,008	55,694

Most of the Group’s cash and cash equivalents as of December 31, 2025 and 2024 were deposited with Israeli, European and American banks. In the opinion of the Group, the credit risk arising from those balances with banks is low. In respect of the processing activity, the Group has a restricted cash balance for transfer to customers and is also entitled to receive proceeds from international processing companies. In the opinion of the Group, the credit risk arising from the balances with those processing companies is low.

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

	Less than one year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total
	US Dollars in thousands
December 31, 2025:
Long-term bank loans	4,134	3,898	7,908	-	15,940
Lease liabilities	3,701	4,154	1,751	1,707	11,313
Other long-term liabilities, including current maturities	5,538	9,329	-	-	14,867
Debentures	18,598	50,119	322,793	-	391,510
Payables in respect of processing activity	180,795	-	-	-	180,795
Trade payables	29,370	-	-	-	29,370
Other payables	52,021	-	-	-	52,021
Total	294,157	67,500	332,452	1,707	695,816

	Less than one year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total
	US Dollars in thousands
December 31, 2024:
Short-term loans	25,276	-	-	-	25,276
Long-term bank loans	6,009	11,213	9,566	1,812	28,600
Lease liabilities	3,072	3,724	627	26	7,449
Payables in respect of processing activity	132,612	-	-	-	132,612
Trade payables	21,059	-	-	-	21,059
Other payables	33,887	-	-	-	33,887
Total	221,915	14,937	10,193	1,838	248,883

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT (continued):

4)	Capital risk (continued):

Changes in financial liabilities, the cash flows in respect of which are classified as cash flows from financing activities:

	Short-term credit	Long-term bank loans	Loans from others	Lease liabilities	Debentures	Other liabilities	Total
	US Dollars in thousands
Balance at January 1, 2025	25,276	22,583	-	7,045	-	-	54,904

Changes in 2025:
Liabilities added in respect of new leases	-	-	-	4,883	-	-	4,883
Liabilities added in respect of debentures	-	-	-	-	290,265	-	290,265
Liabilities added in respect of acquisitions	774	-	-	273	-	-	1,047
Cash flows paid	(26,000)	(8,689)	-	(3,050)	-	-	(37,739)
Amounts recognized in profit or loss and other changes	(50)	(209)	-	725	23,799	-	24,265
Balance at December 31, 2025:	-	13,685	-	9,876	314,064	-	337,625
			-			-
Balance at January 1, 2024	47,477	1,428	3,920	6,294	-	170	59,289

Changes in 2024:
Liabilities added in respect of new leases	-	-	-	1,875	-	-	1,875
Liabilities added in respect of loans from banks and others	-	22,835	-	-	-	-	22,835
Liabilities added in respect of acquisitions	561	-	-	1,519	-	-	2,080
Cash flows paid	(23,315)	(3,177)	(3,837)	(2,655)	-	(47)	(33,031)
Amounts recognized in profit or loss and other changes	553	1,497	(83)	12	-	(123)	1,856
Balance at December 31, 2024:	25,276	22,583	-	7,045	-	-	54,904

Balance at January 1, 2023	7,684	2,496	7,367	8,150	-	362	26,059

Changes in 2023:
Liabilities added in respect of new leases	-	-	-	595	-	-	595
Liabilities added in respect of loans from banks and others	39,135	-	-	-	-	-	39,135
Cash flows paid	-	(998)	(3,626)	(2,182)	-	(182)	(6,988)
Amounts recognized in profit or loss and other changes	658	(70)	179	(269)	-	(10)	488
Balance at December 31, 2023:	47,477	1,428	3,920	6,294	-	170	59,289

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANICAL RISK MANAGEMENT (continued):

5)	Fair Value Measurement:

The Company measures certain financial instruments and non-financial assets at fair value on a recurring or non-recurring basis in accordance with IFRS 13. The fair value hierarchy categorizes the inputs used in valuation techniques into three levels, as defined below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3: Inputs for the asset or liability that are not based on observable market data.

The following table shows the fair value hierarchy of financial instruments measured at fair value as of December 31, 2025 and 2024:

Assets	Level 2	Level 3	Total
January 1, 2025	3,609	395	4,004
Business combination	(3,139)	(395)	(3,534)
Changes in fair value	6,756	-	6,756
December 31, 2025	7,226	-	7,226

January 1, 2024	42	1,831	1,873
Initially recognized	3,139	-	3,139
changes in fair value	428	(1,436)	(1,008)
December 31, 2024	3,609	395	4,004

Liabilities	Level 2	Level 3	Total
January 1, 2025	(925)	(15,410)	(16,335)
Business combination	747	997	1,744
Changes in fair value	178	(1,578)	(1,400)
Settlements	-	7,626	7,626
December 31, 2025	0	(8,365)	(8,365)

January 1, 2024	(1,484)	(12,141)	(13,625)
Initially recognized	-	(2,132)	(2,132)
changes in fair value	559	(1,137)	(578)
December 31, 2024	(925)	(15,410)	(16,335)

•	As of December 31, 2025, the balance of Level 2 assets includes amounts related to hedging.
•	As of December 31, 2025, the balance of Level 3 liabilities includes contingent consideration liability related to VM and RPI earnout.

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - SEGMENT REPORTING

The Group operates in a single reportable segment; the center of its activities is in Israel, and all of its sales are carried out in USA, Europe, UK, Australia, Israel and the rest of the world. Set forth below is a breakdown of revenues from external parties by geographic regions:

	For the year ended December 31
	2025	2024	2023
	US Dollars in thousands
USA	164,635	123,033	83,528
Europe (excluding UK)	91,782	76,000	72,887
UK	46,974	38,688	26,391
Australia	31,896	27,521	22,484
Israel	22,300	16,967	13,095
LATAM	25,314	13,719	3,132
Rest of the world	17,532	18,085	13,974
	400,433	314,013	235,491

Set forth below is a breakdown of the non-current assets, excluding deferred tax assets and financial assets, by geographic regions:

	As of December 31,
	2025	2024
	US Dollars in thousands
Israel	156,999	106,215
USA	34,004	12,615
Rest of the world	28,763	16,244
	219,766	135,074

In 2025, 2024 and 2023, the Group did not have any single customer representing 10% or more of its sales.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS

a.	Acquisition of Lynkwell

On December 4, 2025, (hereinafter "the acquisition date") the Company completed the acquisition of the entire share capital of EVRedi, Inc (hereinafter "Lynkwell"), a private entity incorporated under the laws of Delaware. Lynkwell is a leading energy ecosystem platform focused on supporting developers and operators of electric vehicle charging equipment, with a full suite of products and services. The purchase consideration comprises of (a) cash settlement in the amount of approximately $25,900 thousand, (b) Settlement of pre-existing relationship amounting to $5,936 thousands (c) An earnout mechanism based on certain conditions to be met within the first 12 months post-closing. The acquisition has been accounted for using the acquisition method. The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

US Dollars in thousands
Cash	25,900
Settlement of pre-existing relationship (*).	5,936
Total consideration	31,836

Amounts recognized on acquisition date:
Cash and cash equivalents	1,555
Trade receivables	10,867
Inventory	2,732
Other receivables	1,234
Property and equipment	3,207
Right of use	266
Other payables	(2,781)
Trade payables	(2,996)
Lease liability	(273)
Total	13,811
Goodwill (**)	18,025
Total consideration	31,836

Cash paid upon the acquisition of a subsidiary	25,900
Cash and cash equivalents consolidated for the first time	(1,555)
As reported in cash flows from investing activities for the acquisition	24,345

(*) Including intercompany balances that were eliminated in the consolidated financial statements.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

a.	Acquisition of Lynkwell (continued)

The excess of the purchase consideration over the fair value of the net identifiable assets has been recorded as Goodwill. Goodwill represents the expected synergies and intangible assets that do not qualify for separate recognition.

The following is information about revenues and profits or losses of the Group under the assumption that Lynkwell transaction was completed on January 1, 2025: (1) The Group’s revenues for the annual period ended December 31, 2025, would have been $418,524 thousands, compared to $400,433 thousands as reported, and; (2) The Group's profit for reported period ended December 31, 2025, would have been $25,071 thousands compared to $35,516 thousand as reported.

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating Lynkwell 's results was $3,146 thousands during the reported period. Additionally, the consolidation of Lynkwell resulted in a increase of $1,081 thousands in the profit for the reported period ended December 31, 2025.

The accounting for the business combination is incomplete at the reporting date. The provisional amounts recognized for the acquired identifiable assets, liabilities and consideration are based on the information available at the date of the issuance of these financial statements. The Company is still in the process of finalizing the fair value assessments of these items. In accordance with IFRS 3, the measurement period is up to one year from the acquisition date, during which adjustments may be made to the provisional amounts as new information is obtained about facts and circumstances that existed as of the acquisition date.

(**) The elements and factors that the Company paid above the fair value of net identifiable assets recognized, represented as goodwill for Lynkwell's expressed by synergy of good reputation and an especially talented workforce. Thus, the Goodwill resulted from the acquisition of Lynkwell represents the excess of the acquisition consideration on the acquisition date in fair value over the net identifiable assets acquired and liabilities assumed.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

b.	Acquisition of Uppay

On February 28, 2025, (hereinafter "the acquisition date") the Company completed the acquisition of the entire share capital of Uppay Serviços De Tecnologia Da Informação S.A. (hereinafter "Uppay"). Uppay, a private entity incorporated under the laws of Brazil engaged in the provision of IT services and digital transformation solutions mainly for coffee machines. Its core operations include the development, implementation, maintenance of hardware and software platforms,  and primarily serving clients in the public and private sectors across Latin America. The purchase consideration and remuneration comprises of (a) cash settlement in the amount of approximately $4,696 thousands (BRL 27,430 thousands); (b) deferred consideration in the amount of approximately $495 thousands (BRL 2,892 thousands) which presents its fair value at the closing date and. In addition, the Company is committed to a contingent payments structured as an earnout of approximately $471 thousands (BRL 2,750 thousands) which shall be paid to former controlling share-holder pursuant to certain terms and conditions as stated in the share purchase agreement that is not part of the consideration of the acquisition. The consideration amount transferred on the closing date is based on certain assumptions, including that the Uppay's working capital falls within a specific negative to neutral range. The acquisition has been accounted for using the acquisition method. The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

US Dollars in thousands
Cash	4,696
Deferred consideration	495
Total consideration	5,191

Amounts recognized on acquisition date:
Cash and cash equivalents	15
Segregated account	22
Trade receivables	43
Inventory	30
Other receivables	53
Customer relations	1,023
Technology	955
Property and equipment	787
Trade payables	(76)
Other payables	(54)
Deferred tax liability	(672)
Total	2,126
Goodwill (*)	3,065
Total consideration	5,191

Cash paid upon the acquisition of a subsidiary	4,696
Cash and cash equivalents consolidated for the first time	(15)
As reported in cash flows from investing activities for the acquisition	4,681

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

b.	Acquisition of Uppay (continued)

The excess of the purchase consideration over the fair value of the net identifiable assets has been recorded as Goodwill. Goodwill represents the expected synergies and intangible assets that do not qualify for separate recognition.

The following is information about revenues and profits or losses of the Group under the assumption that Uppay transaction was completed on January 1, 2025: (1) The Group’s revenues for the annual period ended December 31, 2025, would have been $400,664 thousands, compared to $400,433 thousands as reported, and; (2) The Group's profit for reported period ended December 31, 2025, would have been $35,642 thousands compared to $35,516 thousand as reported.

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating Uppay's results was $1,374 thousands during the reported period. Additionally, the consolidation of Uppay resulted in an increase of $376 thousands in the profit for the reported period ended December 31, 2025.

(*) The elements and factors that the Company paid above the fair value of net identifiable assets recognized, represented as goodwill for Uppay's expressed by synergy of good reputation and an especially talented workforce. Thus, the Goodwill resulted from the acquisition of Uppay represents the excess of the acquisition consideration on the acquisition date in fair value over the net identifiable assets acquired and liabilities assumed.

(**) From the acquisition date, management determined that Uppay's business activity is fully integrated into an existing cash‑generating unit. Accordingly, and in line with IAS 36, the goodwill arising from the acquisition was allocated to the Unattended group of CGUs, which is expected to benefit from the synergies of the transaction.

c.	Acquisition of Inepro Pay.

On April 1, 2025, the Company successfully completed the acquisition of the entire share capital of Inepro Pay B.V., a limited liability company incorporated and existing under the laws of the Netherlands. (hereinafter "Inepro"), Inepro has been providing successful, modular solutions for authentication, payment, and telemetry utilizing Nayax equipment in several verticals in the Benelux region.

The purchase consideration comprised of approximately $2,705 thousands in cash on the date of the closing (EUR 2,500 thousands) reduced by the estimated working capital which comprises primarily of estimated indebtedness, cash and inventory, which all are subject to adjustments to final working capital (as defined in the purchase agreement).

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

c.	Acquisition of Inepro Pay. (continued)

The acquisition has been accounted for using the acquisition method. The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

US Dollars in thousands
Cash	2,705
Total consideration	2,705

Amounts recognized on the acquisition date:
Cash and cash equivalents	4
Trade receivables	633
Other receivables	82
Inventory	388
Customer relations	372
Technology	1,508
Trade payables	(499)
Other payables	(533)
Deferred tax liability	(320)
Total identifiable assets, net	1,635
Goodwill (*)	1,070
Total consideration	2,705

Cash paid upon the acquisition of a subsidiary	2,705
Cash and cash equivalents consolidated for the first time	(4)
As reported in cash flows from investing activities for the acquisition	2,701

The excess of the purchase consideration over the fair value of the net identifiable assets has been recorded as Goodwill. Goodwill represents the expected synergies and intangible assets that do not qualify for separate recognition.

The following is information about revenues and losses of the Group under the assumption that Inepro's  transaction was completed on January 1, 2025: (1) The Group’s revenues for the reported period ended December 31, 2025, would have been $401,736 thousands, compared to $400,433 thousands as reported, and; (2) The Group's profit for reported period ended December 31, 2025, would have been $35,618 thousands compared to $35,516 thousands as reported.

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating Inepro's results was $3,892 thousands during the reported period. Additionally, the consolidation of Inepro resulted in an decrease of $209 thousands in the profit for the reported period ended December 31, 2025.

(*) The elements and factors that the Company paid above the fair value of the net identifiable assets recognized, represented as goodwill for Inepro's expressed by synergy of good reputation, and an especially talented workforce. Thus, the Goodwill resulted from the acquisition of Inepro represents the excess of the acquisition consideration on the acquisition date in fair value over the net identifiable assets acquired and liabilities assumed

(**) From the acquisition date, management determined that Inepro Pay's business activity is fully integrated into an existing cash‑generating unit.
Accordingly, and in line with IAS 36, the goodwill arising from the acquisition was allocated to the Unattended group CGUs, which is expected to benefit from the synergies of the transaction.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

d.	Business Combination of IOT Capital Technology Holdings LTD.

On May 31, 2025, (the "Closing Date") the Company completed the acquisition of the entire equity interest in IOT Capital Technology Holdings Ltd. (hereinafter "IoT"), a company engaged in financing solutions for smart connectivity platforms for vending, retail, and industrial equipment. The total consideration and previously held interests for the acquisition amounted to $14,986 thousands.

Prior the closing date, the Company held 49% of IoT and measured the investment through equity method with accordance to IAS 28. On the Closing Date, the total consideration transferred and previously held interests was comprised of several components, all measured at fair value in accordance with IFRS 3 Business Combinations; (a) cash settlement of approximately $5,690 thousands transferred upon the remaining shares; (b) Replacement of awards held by former employees of IoT  was made through the grant of fully vested options on Company's shares. As the replacement formed was part of the purchase agreement and related solely to past services, the fair value of the awards was included in the consideration transferred. Accordingly, equity instruments over the Company’s shares with a total fair value of $1,222 thousand, each exercisable into one ordinary share, fully vested and exercisable immediately following the Closing date, were measured in accordance with IFRS 2 Share-based Payment and included as part of the purchase consideration (c) The Put and Call options arising from pre‑existing arrangements with the former associate, which had a net fair value of $602 thousand (eliminated as a result of gaining control over the investee), were classified and measured as financial instruments in accordance with IFRS 9 until the Closing Date. Their measurement reflected the contractual terms and the relevant market inputs prevailing as of that date. Following the acquisition of control over the investee, these balances were eliminated in consolidation, and; (d) The fair value of the Company's previously held equity investee in IoT, which prior the obtaining control had been accounted for the equity method in accordance with IAS 28. Pursuant IFRS 3, this equity investee was remeasured to its fair value of approximately $6,063 thousands as of the closing date, resulted as gain in profit or loss due obtaining control, which was recorded under ‘Other income (expenses)’ in the consolidated statement of profit or loss, (e) Settlement of pre-existing relationship amounting to $2,613 thousands.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

d.  Business Combination of IOT Capital Technology Holdings LTD. (continued)

The acquisition has been accounted for using the acquisition method, The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

US Dollars in thousands
Cash	5,690
Settlement in options	1,222
Financial instruments, net	(602)
Fair value of the equity investee	6,063
Settlement of pre-existing relationship (*)	2,613
Total consideration and previously held interests	14,986

Amounts recognized on the acquisition date:
Cash and cash equivalents	1,049
Other receivables	2,372
Capitalized development costs	1,998
Property and equipment	28
Rented units	731
Customer relations	1,328
Technology	1,576
Short-term bank loans	(775)
Accrued expenses	(684)
Trade payables	(183)
Other payables	(277)
Deferred tax liability	(668)
Total identifiable assets, net	6,495
Goodwill (**)	8,491
Total consideration and previously held interests	14,986

Cash paid upon the acquisition of a subsidiary	5,690
Cash and cash equivalents consolidated for the first time	(1,049)
As reported in cash flows from investing activities for the acquisition	4,641

(*) Including intercompany balances that were eliminated in the consolidated financial statements.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

d.  Business Combination of IOT Capital Technology Holdings LTD. (continued)

The excess of the aggregate of the purchase consideration and the fair value of the Company’s previously held equity interest over the fair value of the net identifiable assets has been recorded as Goodwill. Goodwill represents the expected synergies and intangible assets that do not qualify for separate recognition.

The following is an information about revenues and losses of the Group under the assumption that IoT gain of control was completed on January 1, 2025: (1) The Group’s revenues for the reported period ended December 31, 2025, would have been $400,707 thousands, compared to $400,433 thousands as reported, and; (2) The Group's profit for reported period ended December 31, 2025, would have been $34,853 thousands compared to $35,516 thousands as reported.

The additional revenue included in the consolidated income statement since the date of obtaining control resulting from consolidating IoT's results was $469 thousands during the reported period. Additionally, the consolidation of IoT resulted in an decrease of $717 thousands in the profit for the reported period ended December 31, 2025.

(**) The elements and factors that the Company paid above the fair value of the net identifiable assets recognized, represented as goodwill for IoT, are mainly attributable to expected synergies, good reputation, and an especially talented workforce. Thus, the Goodwill resulting from the acquisition of IoT represents the excess of the aggregate of the acquisition consideration and the fair value of the Company’s previously held equity interest at the acquisition date over the net identifiable assets acquired and liabilities assumed.

(***) From the acquisition date, management determined that IOT Capital Technology Holdings Ltd's business activity is fully integrated into an existing cash‑generating unit.

Accordingly, and in line with IAS 36, the goodwill arising from the acquisition was allocated to the Unattended group of CGUs, which is expected to benefit from the synergies of the transaction.

e.	Business Combination of Tigapo Ltd.

On February 28, 2025 (the “Date of Gaining Control”), the Company obtained control over Tigapo Ltd., a company incorporated in Israel and governed by the laws of the State of Israel (hereafter "Tigapo"). Tigapo develops and provides cloud-based management, analytics, and consumer engagement solutions tailored for amusement and entertainment venue operators. Prior to the date of gaining control, the Company held 54% of the equity investee in Tigapo but did not consolidate Tigapo in its financial statements due to substantive veto rights held by the former shareholders, which prevented the Company from exercising control under IFRS 10 Consolidated Financial Statements. On the date of gaining control, followed by settlement in cash and the agreement between the Company and former shareholders of Tigapo, the acquired additional 30% of Tigapo's shares made concurrently with their waiver over the veto rights.

As a result, Company's voting rights increased to 84%, and gained control over Tigapo.

Up until that date, the investment in Tigapo was accounted for using the equity method in accordance with IAS 28  Investments in Associates and Joint Ventures. Upon obtaining control, in accordance with IFRS 3 Business Combinations, the Company remeasured its previously held equity investee at its fair value. As part of this step acquisition, the resulting gain from the remeasurement was recognized in profit or loss in the amount of approximately $6,089 thousands. Prior to the date of gaining control, the Company held Call options to acquire the remaining shares of 46% interest in Tigapo but only 30% of these options lapsed as the agreement signed with the former shareholders. Additionally, prior to the date of gaining control, the former shareholders also held Put option which obliged the Company to acquire the remaining shares of 46% interests in Tigapo. Simultaneously, these Put options for the former shareholders held 30% were also lapsed once the agreement signed with former shareholders. As the remaining put options obligated the Company to acquire the remaining 16% interest in Tigapo, options that were exercisable at any time and granted the holders the right to sell their remaining voting rights as of the date control was obtained, these put options were initially classified as a financial liability in accordance with IAS 32 Financial Instruments and IFRS 9. In November 2025, the put options were exercised, and as a result, the Company now owns 100% of Tigapo.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

e.	Business Combination of Tigapo Ltd. (continued)

The total consideration and previously held interests on the date control was obtained comprised of: (a) Cash settlement of $3,782 thousands transferred on the date of gaining control; (b) Deferred liability of $2,244 thousands, representing the redemption amount of written Put option held by Tigapo's minority shareholders; (c) The fair value of the call options and the Put options, net, was eliminated as a result of gaining control over the investee amounted to approximately $2,885 thousands, and; (d) The fair value of the Company's previously held equity investee in Tigapo, which prior the obtaining control had been accounted for the equity method in accordance with IAS 28. Pursuant IFRS 3, this equity investee was remeasured to its fair value of approximately $9,618 thousands as of the closing date, resulted as gain in profit or loss due obtaining control, which was recorded under ‘Other income (expenses)’ in the consolidated statement of profit or loss, (e) Settlement of pre-existing relationship amounting to $4,127 thousands.

The acquisition has been accounted for using the acquisition method. The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

US Dollars in thousands
Cash	3,782
Deferred liability	2,244
Fair value of the call option	2,885
Fair Value of the equity investee	9,618
Settlement of pre-existing relationship (*)	4,127
Total consideration and previously held interests	22,656

Amounts recognized on merger date:
Cash and cash equivalents	264
Trade receivables	449
Other receivables	120
Property and equipment	1,331
Inventory	281
Customer relations	3,990
Technology	6,479
Trade payables	(412)
Other payables	(144)
Deferred tax liability	(2,408)
Total identifiable assets, net	9,950
Goodwill (**)	12,706
Total consideration and previously held interests	22,656

Cash paid upon the acquisition of a subsidiary	3,782
Cash and cash equivalents consolidated for the first time	(264)
As reported in cash flows from investing activities for the acquisition	3,518

       (*) Including intercompany balances that were eliminated in the consolidated financial statements.

The excess of the aggregate of the purchase consideration and the fair value of the Company’s previously held equity interest over the fair value of the net identifiable assets has been recorded as Goodwill. Goodwill represents the expected synergies and intangible assets that do not qualify for separate recognition.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

e.	Business Combination of Tigapo Ltd. (continued)

The following is information about revenues and losses of the Group under the assumption that Tigapo transaction was completed on January 1, 2025: (1) The Group’s revenues for the reported period ended December 31, 2025, would have been $400,689 thousands, compared to $400,433 thousands as reported, and; (2) The Group's losses for reported period ended December 31, 2025, would have been $34,999 thousands compared to $35,516 thousands as reported.

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating Tigapo's results was $2,283 thousands during the reported period. Additionally, the consolidation of Tigapo resulted in an decrease of $1,579 thousands in the profit for the reported period ended December 31, 2025.

(**) The elements and factors that the Company paid above the fair value of the net identifiable assets recognized, represented as goodwill for Tigapo, are mainly attributable to expected synergies, good reputation, and an especially talented workforce. Thus, the Goodwill resulting from the acquisition of Tigapo represents the excess of the aggregate of the acquisition consideration and the fair value of the Company’s previously held equity interest at the acquisition date over the net identifiable assets acquired and liabilities assumed.

(***) From the acquisition date, management determined that Tigapo's business activity is fully integrated into an existing cash‑generating unit.

Accordingly, and in line with IAS 36, the goodwill arising from the acquisition was allocated to the Unattended group of CGUs, which is expected to benefit from the synergies of the transaction.

f.   Acquisition of VMtecnologia LTDA.

On April 30, 2024, the company successfully completed the acquisition of the entire share capital of VM tecnologia LTDA. (hereinafter "VM"), a Brazilian entity incorporated under the laws of Brazil and operates in the unattended retail market with an easy-to-use, technology for cashless payment hardware and software.

VM's solution simplifies and enables the operation of autonomous stores with hardware, point-of-sale software, and payment solutions. The purchase consideration and remuneration comprised of (1) approximately $12,762 thousands in cash on the closing date (BRL 66,000 thousands) reduced by the Estimated Indebtedness and increased by the Estimated Cash, amounted to $11,345 thousands (BRL 58,653) (2) Deferred and contingent consideration of approximately $8,508 thousands (BRL 44,000 thousands) where an amount of $3,414 (BRL 17,887 thousands) recognized as consideration of the acquisition at fair value and the remaining amount will be recognized as remuneration. The contingent consideration of approximately $1,209 thousand (BRL 6,252 thousands) measured at fair value through profit and loss and subject to VM’s revenue performance, and the deferred consideration of approximately $2,205 thousands (BRL 11,401 thousands) measured in amortized cost and subject to final Cash, Indebtedness and Working Capital adjustments (as defined in the purchase agreement).One individual seller will receive his portion by cash, the other sellers may receive, in company's sole discretion, up to 50% of the consideration in company's shares, all to be paid in installments up to April 30, 2027 and subject to certain revenue growth conditions (3) Contingent liability structured as an earnout of approximately $5,317 thousands (BRL 27,500 thousands) where $4,834 thousands (BRL 25,000 thousands) treated as share based compensation that is not part of the consideration of the acquisition and shall be paid by the Company's shares, at the share price of the Company determined at the closing date and the remaining amount of approximately $483 thousands (BRL 2,500 thousands) will be recognized as a liability, both are due on April 30, 2027.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

f.   Acquisition of VMtecnologia LTDA. (continued)

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

The following information is about revenues and losses of the Group under the assumption that VM transaction was completed on January 1, 2024: (1) The Group’s revenues for the reported period ended December 31, 2024, would have been $317,421 thousand, compared to $314,013 thousand as reported, and; (2) The Group's losses for reported period ended December 31, 2024, would have been $4,740 thousand compared to $5,631 thousand as reported.

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating VM's results was $8,117 thousand during the reported period ended December 31, 2024. Additionally, the consolidation of VM resulted in a decrease by $797 thousand in the loss for the reported period ended December 31, 2024.

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

g.	Acquisition of Roseman Engineering Ltd.

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

The acquisition has been accounted for using the acquisition method. The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

US Dollars in thousands
Cash	4,089
Deferred consideration	555
Issuance of Ordinary Shares	505
Total consideration	5,149

Amounts recognized on the acquisition date:
Cash and cash equivalents	401
Trade receivables	2,643
Inventory	1,269
Other receivables	284
Right of use assets	1,466
Property and equipment	158
Customer relations	1,109
Technology	665
Deferred Income	(693)
Trade payables	(635)
Other liabilities	(754)
Other payables	(1,744)
Lease liabilities	(1,466)
Deferred Tax Liability	(408)
Total identifiable assets, net	2,295
Goodwill (*)	2,854
Total consideration	5,149

Cash paid upon the acquisition of a subsidiary	4,089
Cash and cash equivalents consolidated for the first time	(401)
As reported in cash flows from investing activities for the acquisition	3,688

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

g.	Acquisition of Roseman Engineering Ltd. (continued)

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

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating Roseman's results was $7,488 thousand during the reported period ended December 31, 2024. Additionally, the consolidation of Roseman resulted in a decrease of $1,090 thousand in the loss for the reported period ended December 31, 2024.

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

h.	Acquisition of Retail Pro

On November 30, 2023, (hereinafter “The Closing Date”) the company successfully concluded its acquisition of Retail Pro International, LLC (hereinafter “RPI”), a leading global entity in retail Point of Sale (POS) software. RPI owns an intellectual property catering to both mid-size and global retailers with a full-featured, flexible product designed to navigate the complexities of the global retail landscape. The purchase price for the transaction represents an implied enterprise value of $34.5 million on a cash-free debt-free basis, to be paid partially in cash and the remainder in cash or equity, subject to certain earnout targets being met (refer to note 14). The remaining amount of approximately $14.6 million will be paid over a three-year period, since the specific earnout targets were met as of the date of these financial statements, and may be settled in either cash or equity at the company's discretion (hereinafter "Contingent consideration"). It will be broken up into 5 payments, with the first payment of 33% of the contingent consideration (approximately $5.5 million) being due January 2025, and the rest being broken up into 4 semi-annual payments of 16.67% of the contingent consideration (approximately $2,768 thousand each) beginning July 2025. The first payment of the contingent consideration will include a reduction of $2 million due to a portion of deferred revenues to be recognized subsequent to the acquisition.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATIONS (continued)

h.	Acquisition of Retail Pro (continued)

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

The following information is about revenues and losses of the Group under the assumption that the RPI transaction was completed on January 1, 2023: (1) The Group’s revenues for the year ended December 31, 2023, would have been $251,391 thousand, compared to $235,491 thousand as reported, and; (2) The Group's losses for year ended December 31, 2023, would have been $8,910 thousand compared to $15,887 thousand as reported.

The additional revenue included in the consolidated 2023 income statement since Acquisition Date resulting from consolidating RPI's results was $503 thousand during the year. Additionally, the consolidation of RPI resulted in an increase by $310 thousand in the loss for the year.

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

	December 31,
	2025	2024
	US Dollars in thousands
US Dollar	47,157	56,141
New Israeli Shekel	239,952	4,939
Euro	8,295	4,758
British pound sterling	5,577	5,169
Australian Dollar	2,442	1,495
Other currencies	16,115	10,628
	319,538	83,130

NOTE 8 - RESTRICTED CASH TRANSFERABLE TO CUSTOMERS FOR PROCESSING ACTIVITY

Some of our entities within the Group that hold Payment Institution Licenses in various jurisdictions are subject to regulations which according to client funds are held in segregated accounts prior to being transferred or processed as part of the Group’s payment activities.

As of December 31, 2025 and 2024, $91,965 and $60,299  thousand, respectively, were held in segregated accounts for the Group's customers.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - TRADE RECEIVABLES

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components then they are recognized at fair value. The balance subsequently measured at amortized cost less allowance for credit losses. Below is the composition of trade receivables in net values:

a.  Composed as follows:

	December 31,
	2025	2024
	US Dollars in thousands
Open accounts	111,769	59,473
Less - provision of allowance for credit loss	(7,794)	(3,779)
Trade receivables - net	103,975	55,694

For information about receivable aging and calculating the impairment of accounts receivables in 2025 and 2024, see note 4(2).

b.  Changes in provision of allowance for credit loss:

US Dollars in thousands

Balance as of January 1, 2025	3,779
Amounts provided against profit or loss in respect of receivables for which the provision for loss is measured over the entire life of the receivable balance
4,015
Balance as of December 31, 2025	7,794

Balance as of January 1, 2024	1,866
Amounts provided against profit or loss in respect of receivables for which the provision for loss is measured over the entire life of the receivable balance
1,913
Balance as of December 31, 2024	3,779

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LEASES

a.	General

As of December 31, 2025, the Group had right of use assets related to leased buildings used as the Group’s used for operating activities. Set forth below are the right-of-use asset years of depreciation and the interest rates used to discount the lease payments:

	Years of depreciation	Interest rate
Buildings	2-10	1.43%-7.5%

b.	Composition and movement of right-of-use assets:

The following is the composition of right-of-use asset balances as of December 31, 2025:

Buildings
US Dollars in thousands
Cost:
Balance as of January 1, 2025	14,501
Additions during the year	4,883
Additions in respect of acquisition	266
Other changes	263
Balance as of December 31, 2025	19,913

Depreciation and amortization:
Balance as of January 1, 2025	8,209
Depreciation during the year	2,793
Balance as of December 31, 2025	11,002

Right-of-use assets - net	8,911

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

c.   Composition and changes in lease liabilities

The following table summarizes the composition of lease liability balances as of December 31, 2025:

Buildings
US Dollars in thousands
Balance as of January 1, 2025	7,045
Additions during the year	4,883
Additions in respect of acquisition	273
Interest expenses	398
Lease payments	(3,448)
Other changes	725
Balance as of December 31, 2025	9,876

Current maturities of lease liabilities	3,474
Long-term lease liabilities	6,402
Balance as of December 31, 2025	9,876

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

d.
The Group incurred expenses in the amounts of $885, $402 and $330 thousand in 2025, 2024 and 2023, respectively, related to short-term leases, which were included in research and development expenses and selling, general and administrative expenses.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - PROPERTY, PLANT AND EQUIPMENT

Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications, and changes therein in 2025, are as follows:

	Leasehold improvements	Computers and peripheral equipment	Rented POS devices	Machines and equipment	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2025	4,055	17,584	6,914	633	29,186
Additions	290	733	4,493	10	5,526
Acquired through business combinations	205	259	2,666	2,954	6,084
Disposals	(60)	(68)	(223)	-	(351)
Translation differences	32	149	1,209	(104)	1,286
Balance as of December 31, 2025	4,522	18,657	15,059	3,493	41,731

Accumulated depreciation:
Balance as of January 1, 2025	1,581	14,903	1,204	386	18,074
Depreciation during the year	430	1,235	1,356	156	3,177
Disposals	(60)	(68)	(223)	-	(351)
Translation differences	28	83	390	(32)	469
Balance as of December 31, 2025	1,979	16,153	2,727	510	21,369

Net book value:
As of December 31, 2025	2,543	2,504	12,332	2,983	20,362

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS
Composition of intangible assets and accumulated amortization thereon, grouped by major classifications, and changes therein in 2025 are as follows:
	Capitalized development costs **	Distribution rights and brand*	Customer relationships purchased *	Technology **	Goodwill (a)	Patents **	Total
	US Dollars in thousands
Cost:
Balance as of January 1, 2025	87,307	9,404	20,154	29,231	19,263	806	166,165
Additions	22,191	-	-	2,933	-	-	25,124
Acquired through business combinations	1,998	-	6,713	10,518	43,356	-	62,585
Translation differences	1,673	139	1,013	767	1,755	-	5,347
Balance as of December 31, 2025	113,169	9,543	27,880	43,449	64,374	806	259,221

Accumulated amortization:
Balance as of January 1, 2025	29,876	3,533	6,876	7,977	-	233	48,495
Amortization	7,955	1,110	4,240	6,151	-	61	19,517
Translation differences	152	16	259	289	-	-	716
Balance as of December 31, 2025	37,983	4,659	11,375	14,417	-	294	68,728

Net book value:
As of December 31, 2025	75,186	4,884	16,505	29,032	64,374	512	190,493

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

*Amortization of customer relationship and distribution rights are included under selling, general and administrative expenses.

**Amortization of technology, patents and development costs are included in “Depreciation and amortization in respect of technology and capitalized development costs”.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS (continued):

(a)	Goodwill

The group tests whether goodwill has suffered any impairment on an annual basis. For the 2025 reporting period, the recoverable amount of the cash-generating units (CGUs or groups of CGUs) was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management. The discount rate was a pre-tax measure using a rate of return that reflects the relative risk of the investment, as well as the time value of money. Five years of cash flows were included in the discounted cash flow model. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. These growth rates are consistent with forecasts included in industry reports specific to the industry in which each CGU operates.

During 2025, the Group reviewed its CGUs in light of acquisitions completed during the year and concluded that there are four CGUs or groups of CGUs: Unattended, Fuel, Retail, Lynkwell. Each CGU or groups of CGUs includes the related goodwill arising from past acquisitions.

1.	Unattended group of CGUs

In light of the acquisitions completed in 2025, the Group allocates the goodwill arising from the acquisitions of Uppay, Inepro Pay, IoT and Tigapo, acquired during the year, together with the goodwill relating to the existing acquisitions VM, OTI, Weezmo and Vendsys, to a group of CGUs comprising the Unattended activity. In addition, as additional impairment testing, each of the existing acquisitions assigned to the group of CGUs comprising the Unattended activity, which had previously been allocated goodwill separately, was tested individually for goodwill impairment immediately prior to being combined into the Unattended activity.

Unattended group of CGUs
Growth rate	2%
Discount rate	13.8%

Management has concluded that no impairment of goodwill was required in respect of the Unattended group of CGUs.

The following acquisitions, were tested separately in accordance with IAS 36:

1.
VMtecnologia LTDA. - As part of the business combination for the purchase of VM Technologia LTDA (hereinafter – "VM") the company recognition of goodwill in the total amount of $4,309 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2025:

VM
Growth rate	3.5%
Discount rate	19.6%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

2.
On Track Innovations Ltd. - As part of the business combination for the purchase of On Track Innovations Ltd. (hereinafter – "OTI") the Company recognized goodwill in the total amount of $2,724 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2025:

OTI
Growth rate	2%
Discount rate	21%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - GOODWILL AND INTANGIBLE ASSETS (continued):

(a)	Goodwill (continued):

1.	Unattended group of CGUs (continued)

3.	Weezmo - As part of the business combination related to the acquisition of Weezmo, a goodwill in the amount of $4,078 thousand was recognized. The following key assumptions were used to determine the value in use of the CGUs as at December 31, 2025:

Weezmo
Growth rate	2%
Discount rate	21%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

4.
Vendsys - As part of the business combination related to the acquisition of Greenhithe Software Solutions Ltd (hereinafter – "Vendsys") the Company recognized goodwill in the total amount of $891 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2025:

Vendsys
Growth rate	4%
Discount rate	12%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

2.	Fuel

a.
Roseman Holdings Ltd. and Roseman Engineering Ltd. - As part of the business combination for the purchase of Roseman Holdings Ltd. and Roseman Engineering Ltd. (hereinafter – "Roseman") the company recognition of goodwill in the total amount of $2,854 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2025:

Roseman
Growth rate	2%
Discount rate	15%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

3.
Lynkwell - During the fiscal year 2025, the Company completed the acquisition of the entire share capital of EVRedi, Inc (hereinafter "Lynkwell"), resulting in the recognition of goodwill (see note 6a). Under IAS 36 Impairment of Assets, the company is required to perform an annual impairment test on goodwill. As part of the business combination for the purchase of Lynkwell, the Company recognized goodwill in the total amount of $18,025 thousand. The following key assumptions were used to determine the value in use of the CGU as at December 31, 2025:

Lynkwell
Growth rate	2%
Discount rate	20%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

4.
Retail CGU - As part of the business combination for the purchase of Nayax Retail Ltd. (hereinafter "Nayax Retail") and Retail Pro LLC., the Company recognized goodwill in the total amount of $5,172 thousand. The following key assumptions were used to determine the value in use of the CGUs as at December 31, 2025:

Retail
Growth rate	2%
Discount rate	21%

The recoverable amount is greater than the carrying amount, and no impairment of goodwill was required.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - Liabilities to Banks and debentures

a.	Short-term bank credit(*)

1)
The Company is a party to a short-term credit facility with an Israeli bank with commitments totaling $15 million (NIS 54 million). As of December 31, 2025, no amounts were outstanding under the short-term credit facility. The short-term credit facility bears a prime based variable interest rate. (*)

2)
In May 2023 the company received a short-term credit facility in the amount of NIS 17 million (approximately $4.8 million) from an Israeli bank that bears a prime based variable interest rate. During 2025, the company fully repaid the credit facility, and the credit facility was terminated. Accordingly, as of December 31, 2025, no amounts were outstanding and the company had no available credit under this facility.

3)
In July 2023, the Company entered into an additional short-term credit facility with an Israeli bank in the amount of $9.75 million, which was later increased to $30 million. The short-term credit facility bears a prime based variable interest rate. In November 2023, the same bank approved an additional loan in amount of $17 million that was used as a bridge loan for the purchase of Retail Pro’s intellectual property and the purchase of all of Retail Pro’s equity rights by a fully owned subsidiary of the company. See note 13b(2) (*)

(*) Under the credit facilities above of the financing agreements, the Company is required to meet certain financial covenants. As of December 31, 2025, the Company met all the covenants.

b.	Long-term bank loans

	December 31,
	2025	2024
	US Dollars in thousands
Total bank loans	13,685	22,583
Less - current maturities	(3,220)	(3,978)
Total long-term bank loans	10,465	18,605

1.
In May 2020, the Company received a long-term loan from an Israeli Bank, backed by a government guarantee, in the amount of NIS 15 million ($4.25 million). During March, 2025, the company made the final principal payment of the loan, accordingly as of December 31, 2025, no outstanding balance remains.

2.
In February 25, 2024, the Company fully repaid the bridge loan disclosed under note 13a(3) and received from the same bank an approval for a long-term loan. The long-term loan bears a SOFR based variable interest rates. As of December 31, 2025, the Company met all the covenants.

3.
On December 18, 2024, a loan principal of NIS 21 million (approximately USD 5,675 thousand) was received, to be repaid in equal quarterly installments over a period of six years from the loan receipt date. The interest bears a prime-based variable interest rate. During March 2025, the company repaid the full outstanding loan principal, accordingly as of December 31, 2025 no outstanding balance remains.

The carrying amount of the credit and loans from banks reasonably approximate their fair value.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - Liabilities to Banks and debentures (continued)

c.	Issuance of debentures and warrants

On March 11, 2025, the Company completed a public offering of 486,291 units, each consisting of NIS 1,000 principal amount of non-linked debentures and three warrants, at a price of NIS 1,021 per unit. The offering generated gross proceeds of approximately NIS 496.5 million (approximately $137.1 million). The net proceeds of approximately NIS 485.8 million (approximately $133 million) are intended for general corporate purposes, including debt repayment and potential acquisitions. The debentures bear a fixed annual interest rate of 5.9%, maturing on September 30, 2030, with principal repayments in four unequal annual installments from 2027 to 2030.

Each Warrant is an equity‑classified instrument, exercisable for one ordinary share at an exercise price of NIS 177.8 ($48) per share, representing a 37% premium over the Company’s share price on March 6, 2025. The exercise price is subject to USD-NIS exchange rate creating a “fixed-for-fixed” adjustment mechanism, as of December 31, 2025 the exercise price is 155.5 ($48). The Warrants will expire on March 31, 2027.

The debentures were classified as a financial liability and measured at amortized cost in accordance with IFRS 9, as they represent a contractual obligation to deliver cash and do not contain equity conversion features. The warrants, on the other hand, were classified as an equity instrument under IAS 32, as they are settled in the Company’s own equity instruments for a fixed amount of cash and meet the “fixed-for-fixed” criterion. Out of the total proceeds received, an amount of NIS 20.7 million (approximately $5.7 million) was allocated to the warrants and recognized in equity. The debentures and warrants are listed separately on the Tel-Aviv Stock Exchange.

The Company has undertaken to maintain minimum equity of $80 million and an Equity-to-Assets ratio of at least 21% and has agreed to limit dividend distributions and share buybacks unless equity exceeds $120 million and the Equity-to-Assets ratio is at least 29%. As of the reporting date, the Company was in full compliance with the financial covenants stipulated in the debentures indenture.

On December 11, 2025, the Company expanded its bond series, raising approximately NIS 565.5 million (approximately $176 million) at a price of NIS 1,091 per unit, based on full allocation at the closing price. The offering comprised 518,381 units, each consisting of NIS 1,000 principal amount of non-linked debentures and three warrants. The net proceeds amounted to approximately NIS 558.6 million (approximately $173.9 million). Out of the total proceeds received in the December 2025 expansion, an amount of NIS 34.9 million (approximately $10.8 million) was allocated to the warrants and recognized in equity.

	December 31,
	2025	2024
	US Dollars in thousands
Debentures	314,064	-

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - OTHER LONG-TERM LIABILTIES

Composition of other long-term liabilities, net of current maturities

	December 31,
	2025	2024
	US Dollars in thousands
Contingent consideration, see note 6 (*)	3,231	14,290
Deferred consideration, see note 6 (*)	2,488	1,844
Other	3,610	5,079
	9,329	21,213

Current maturities of other long-term liabilities of $5,538 are included in current liabilities.

(*) With regards to liability for deferred and contingent payments as of December 31, 2025, the company recognized a deferred and contingent liabilities as part of the acquisitions of Retail Pro International LLC, VMtecnologia LTDA and Uppay Serviços De Tecnologia Da Informação S.A, see note 6.

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

2)
In December 2020, the Company received an in-agreement tax ruling, indicating that the enterprise of the Company meets the definition of a Technological Preferred Enterprise, and that the income of the Company from selling POS devices, provision of processing SaaS are deemed "technology income" as defined by Section 51 to the Encouragement of Capital Investment Law, 1959 (hereinafter - "the Law"), which are subject to 12% tax, while income attributed to production are "preferred income", as this term is defined by Section 51 to the Law, which are subject to 16% or 7.5%. tax (depending on the production activity place). This tax ruling applies to the Company beginning in the 2020 tax year through 2025. As of the date of these financial statements, the company is in the process of renewing this tax status for subsequent years.

b.	Taxation of subsidiaries outside of Israel

Subsidiaries that are incorporated outside Israel are assessed for tax under the tax laws applicable in their countries of residence. The principal tax rates applicable in 2025 to subsidiaries outside Israel are as follows:

Companies incorporated in the United States – tax rate of 34.7% (including federal, state and branch profits tax). The company incorporated in the UK – tax rate of between 19% to 25%. The company incorporated in Australia – tax rate of 30%. The company incorporated in Lithuania –corporate tax rate of 16% for 2025 tax period, and 17% for the 2026 and subsequent tax periods, In Mexico 30%, in Germany 15.5% (including solidarity surcharge) plus 14% trade tax. The companies incorporated in Brazil 34%. Generally, inter-company transactions between the Company and subsidiaries outside Israel are subject to the provisions and reporting requirements set out in the Income Tax Regulations (Determination of Market Terms), 2006.

c.	Carry forward losses

Deferred tax assets on carryforward losses are recognized if the exercise of the relevant tax benefit is expected in the foreseeable future against a taxable income.

As of December 31, 2025 and 2024, the Company’s carryforward tax losses in Israel amounted to $188,893 thousand and $28,433 thousand, respectively. The 2025 balance includes carryforward tax losses absorbed from an Israeli subsidiary merged into the Company during the year.

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

Accordingly, the Company’s tax assessments through tax year 2019 are considered to be final.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - INCOME TAXES (continued):

e.	Tax rate reconciliation:

The reconciliation of the theoretical tax benefit (expense) by the Israeli statutory tax rate to the Company's effective benefit (expense) taxes are as follows:

	For the year ended December 31,
	2025	2024	2023
	US Dollars in thousands
Profit (Loss) before taxes on income	34,566	(4,384)	(14,672)
Statutory tax rate	23%	23%	23%
Theoretical income tax benefit (expenses)	(7,950)	1,008	3,375
Share-based payment expenses which are not deductible	(1,897)	(1,660)	(1,388)
Carry forward losses without deferred taxes recognition	7,675	(521)	(3,176)
Accounting gain arising from obtaining control, not taxable	2,795	-	-
Other	327	(74)	(26)
Effective tax benefit (expenses)	950	(1,247)	(1,215)

f.	Deferred income tax:

The composition of deferred taxes as of statement of financial position dates and the change thereof in those years is:

	Intangible assets	Provisions for employee rights	Other	Losses for tax purposes	Total
	US Dollars in thousands
Balance at January 1, 2025	(5,923)	689	-	960	(4,274)
Change in 2025:
Recognized in income statement	155	71	-	5,173	5,399
Deferred taxes created in acquisition of subsidiary	(4,068)	-	-	-	(4,068)
Recognized in translation currency difference reserve	(101)	-	-	-	(101)
Balance at December 31, 2025	(9,937)	760	-	6,133	(3,044)
Balance at January 1, 2024	(4,104)	579	-	417	(3,108)
Change in 2024:
Recognized in income statement	987	110	-	543	1,640
Deferred taxes created in acquisition of subsidiary	(3,142)	-	-	-	(3,142)
Recognized in translation currency difference reserve	336	-	-	-	336
Balance at December 31, 2024	(5,923)	689	-	960	(4,274)
Balance at January 1, 2023	(1,074)	44	44	193	(793)
Change in 2023:
Recognized in income statement	(421)	535	(44)	224	294
Deferred taxes created in acquisition of subsidiary	(2,626)	-	-	-	(2,626)
Recognized in translation currency difference reserve	17	-	-	-	17
Balance at December 31, 2023	(4,104)	579	-	417	(3,108)

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - INCOME TAXES (continued):

f.	Deferred income tax (continued):

Deferred taxes are presented in the statement of financial position as follows:

	December 31,
	2025	2024
	US Dollars in thousands
Non-current assets	3,901	-
Non-current liabilities	(6,945)	(4,274)
	(3,044)	(4,274)

g.	Taxes on income included in profit or loss:

	For the year ended December 31,
	2025	2024	2023
	US Dollars in thousands
Current tax expenses	(4,449)	(2,887)	(1,509)
Deferred tax income	5,399	1,640	294
	950	(1,247)	(1,215)

NOTE 16 - CAPITAL AND RESERVES

a.	Composition:

The share capital as of December 31, 2025, is composed of Ordinary shares, all having ILS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2025		December 31, 2025
Ordinary shares	70,000,000	37,301,367	70,000	37,301

The share capital as of December 31, 2024, is composed of Ordinary shares, all having ILS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2024		December 31, 2024
Ordinary shares	70,000,000	36,607,407	70,000	36,607

The share capital as of December 31, 2023, is composed of Ordinary shares, all having ILS 0.001 par value, as follows:

	Number of shares		In thousands
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2023		December 31, 2023
Ordinary shares	70,000,000	33,326,736	70,000	33,327

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CAPITAL AND RESERVES (continued):

a.	Composition (continued):

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

1.
December 17, 2025 award: the company granted 80,855 RSUs to employees of the Company and subsidiaries. An amount of 76,251 RSU's vesting over period of 5 years, with 20% vesting on the first anniversary of the grant date and after that, an additional 5% of the RSUs vesting on the last day of each subsequent calendar quarter. An amount of 2,795 RSU's vesting over 40 days. An amount of 532 RSU's vesting over period of 4 years, with 25% vesting on the first anniversary of the grant date and after that, an additional 6.25% of the RSUs vesting on the last day of each subsequent calendar quarter. The remaining 1,277 RSU's vesting over period of 3.5 years, with 25% vesting on  June 3, 2026 and thereafter, an additional 6.25% of the RSUs vesting on the last day of each subsequent calendar quarter.

2.
December 9, 2025 award: the company granted 14,802 RSUs to employees of the Company and subsidiaries. The vesting period of the RSUs is 4 years, with 25% are vesting on the first anniversary of the grant date and after that, an additional 6.25% vesting on the last day of each subsequent calendar quarter.

3.
August 11, 2025 award: the company granted 4,712 RSUs to employees of the Company and subsidiaries. The vesting period of the RSUs is 4 years, with 25% of the RSUs vesting on the first anniversary of the grant date and after that, an additional 6.25% RSUs vesting on the last day of each subsequent calendar quarter.

4.
June 3, 2025 award: the company granted 5,712 options and 168,672 RSUs to employees of the Company and subsidiaries. The vesting period of the options and RSUs is 4 years, with 25% of the options and RSUs vesting on the first anniversary of the grant date and after that, an additional 6.25% of the options and RSUs vesting on the last day of each subsequent calendar quarter. Options not exercised within 5 years of inception date will expire.

5.
On May 12, 2025, the Company granted 30,066 options and 21,897 RSUs to employees of the Company and its subsidiaries. The RSUs were fully vested as they constituted a recognition award for employee performance during the year ended December 31, 2024, while the options were fully vested as they formed part of the consideration transferred in the IoT acquisition (see Note 6).

6.
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

8.
June 25, 2024 award: the company allotted 179,875 RSUs to employees of the Company and subsidiaries. The vesting period of the RSUs is 4 years, with 25% of the RSUs vesting on the first anniversary of the grant date and after that, an additional 6.25% of the RSUs vesting on the last day of each subsequent calendar quarter.

9.
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

10.
February 27, 2024 award: the company allotted 51,598 RSUs to employees of the Company and subsidiaries. The vesting period of the RSUs is 4 years, with 25% of the RSUs vesting on the first anniversary of the grant date and after that, an additional 6.25% of the RSUs vesting on the last day of each subsequent calendar quarter.

11.
February 1, 2024 award: the company allotted 11,000 RSUs to employees of the Company and subsidiaries. The vesting period of the RSUs is 4 years, with 25% of the RSUs vesting on the first anniversary of the grant date and after that, an additional 6.25% of the RSUs vesting on the last day of each subsequent calendar quarter.

12.
November 30, 2023 award: the Company allotted 96,731 RSUs to employees of the Company and subsidiaries. The vesting period of the RSUs is 4 years, with 25% of the RSU vesting on the first anniversary of grant date, and after that, additional 6.25% of the RSU's vesting on the last day of each subsequent calendar quarter.

13.
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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CAPITAL AND RESERVES (continued):

b.	Share-based payment (continued):

Allotment date	Share price	Exercise price	Expected option life	Risk-free interest rate	Average standard deviation (**)	Option fair value
The weighted average for 2025	$42.52	-	-	-	-	$42.52
The weighted average for 2024	$25.78	-	-	-	-	$25.78
The weighted average for 2023	$19.92	-	-	-	-	$19.92
December 17, 2025 - RSU	$ 44.49	-	-	-	-	$ 44.49
December 9, 2025 - RSU	$ 43.09	-	-	-	-	$ 43.09
August 11, 2025- RSU	$44.76	-	-	-	-	$44.76
June 3, 2025 - Options	$ 44.12	$ 41.00	5	0.0409	0.5717	$ 24.21
June 3, 2025 - RSUs	$ 44.12	-	-	-	-	$ 44.12
May 12, 2025 - Options	$ 40.65	$ 0.01	5	0.0409	0.5770	$ 40.64
May 12, 2025 - RSUs	$ 40.65	-	-	-	-	$ 40.65
September, 6, 2024 – RSUs	$ 23.72	-	-	-	-	$ 23.72
September, 6, 2024 – Options	$21.02	$22.59	5	0.0373	0.6374	$11.59
August 6, 2024 - RSU	$ 21.02	-	-	-	-	$ 21.02
June 25, 2024 - RSUs	$ 21.55	-	-	-	-	$ 21.55
May 12, 2024 - RSUs	$ 28.49	-	-	-	-	$ 28.49
February 27, 2024 - RSUs	$ 27.93	-	-	-	-	$ 27.93
February 1, 2024 - RSUs	$ 24.25	-	-	-	-	$ 24.25
November, 2023 – RSUs	$ 19.57	-	-	-	-	$ 19.57
June 26, 2023 – Options	$ 19.34	$ 18.83	5	0.0396	0.678	$11.03
June 26, 2023 – RSUs	$ 19.34	-	-	-	-	$19.34

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

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CAPITAL AND RESERVES (continued):

b.	Share-based payment (continued):

Below is a breakdown of the RSUs and options by their weighted average exercise price during the reported periods:

	December 31, 2025		December 31, 2024		December 31, 2023
	Number of awards	Weighted average exercise price	Number of awards	Weighted average exercise price	Number of awards	Weighted average exercise price
Number of awards outstanding at beginning of year	2,494,010	18.7	3,339,120	17.8	3,823,052	19.3
New granted	326,716	6.55	283,371	22.5	264,256	18.8
Exercised awards	(693,960)	8.32	(680,671)	8.00	(370,732)	6.6
Forfeited awards	(130,974)	26.99	(414,134)	26.0	(366,633)	26.1
Expired awards	(34,405)	22.41	(33,676)	19.15	(10,823)	14.8
Outstanding awards at end of year	1,961,387	18.76	2,494,010	18.70	3,339,120	17.8
Exercisable options at end of year	1,114,565	21.19	1,274,794	14.20	1,550,358	11.7

As of December 31, 2025, 2024 and 2023, the weighted-average remaining contractual life of exercisable options were 1.7, 1.5 and 3.5  years, respectively.

As of December 31, 2025, 2024 and 2023, the range of exercise prices for share options outstanding at the end of the period is NIS 0.001-$41.00 for the three periods.

The expenses related to share base compensation for each of the three years in the period ended December 31, 2025, 2024 and 2023 are $7,305, $7,187, and $6,027 thousand, respectively.

The amounts of expense recognized as capitalized development costs and included as intangible assets for each of the three years in the period ended December 31, 2025, 2024 and 2023 are $855, $718 and $825, respectively.

The balance of unrecognized benefit as of December 31, 2025, assuming that all conditions set were met, is $9,868 thousand.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - REVENUES

	For the year ended December 31,
	2025	2024	2023
	US Dollars in thousands
Revenue from the sale of integrated POS devices	113,232	91,677	84,406
Recurring revenue:
SaaS revenue	113,100	88,494	58,920
Payment processing fee	174,101	133,842	92,165
	287,201	222,336	151,085
	400,433	314,013	235,491

NOTE 18 - COST OF REVENUES

	For the year ended December 31,
	2025	2024	2023
	US Dollars in thousands
Cost of integrated POS devices sales	73,226	64,106	68,433
Cost of recurring revenue:
Cost of services	26,798	20,088	13,419
Cost of processing	107,447	88,285	65,346
	207,471	172,479	147,198

As of the periods ended December 31, 2025, 2024 and 2023, cost of revenue includes employee related costs and share based compensation in the amount of $11,282, $9,890 and $7,385 thousand, respectively.

NOTE 19 - RESEARCH AND DEVELOPMENT EXPENSES

	For the year ended December 31,
	2025	2024	2023
	US Dollars in thousands
Payroll and related expenses	23,327	18,341	15,309
Suppliers and subcontractors	3,559	3,780	3,416
Office and maintenance	406	586	684
Share-based payment	1,428	1,355	1,148
Depreciation and amortization	1,239	1,312	1,371
	29,959	25,374	21,928

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31,
	2025	2024	2023
	US Dollars in thousands
Payroll and related expenses	60,041	49,228	36,520
Share-based payment	5,545	5,475	4,627
Office and maintenance	4,765	3,745	2,749
Advertising and sales promotion	5,246	3,117	2,192
Depreciation and amortization	8,659	7,483	4,444
Computers and IT systems maintenance	10,517	8,260	5,196
Professional fees	14,942	12,256	8,443
Provision for credit losses and bad debts	1,748	675	-
Other expenses	9,844	7,957	6,149
	121,307	98,196	70,320

NOTE 21 - FINANCIAL EXPENSES OR INCOME

a.  Financial Income

	For the year ended December 31,
	2025	2024	2023
	US Dollars in thousands
Interest income on cash and bank deposits	6,217	3,110	1,685
Financial income in respect of change in fair value options	-	148	-
Financial income in respect of shareholders and related companies	224	150	24
Financial income in respect of finance sub-lease	-	-	17
Financial income in respect of exchange rate differences	4,231	-	767
	10,672	3,408	2,493

b.  Financial Expenses

	For the year ended December 31,
	2025	2024	2023
	US Dollars in thousands
Interest expense on bank loans and bank fees	(3,380)	(6,181)	(3,389)
Financial expenses in respect of change in fair value options	(53)	-	(310)
Financial expenses in respect of loans from others	-	(197)	(591)
Financial expenses in respect of other liabilities	(997)	(1,552)	(161)
Financial expenses in respect of debentures	(8,892)	-	-
Financial expenses in respect of leases liabilities	(344)	(333)	(330)
Financial Expenses in respect of exchange rate differences	-	(2,634)	-
	(13,666)	(10,897)	(4,781)

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 - PROFIT (LOSS) PER SHARE

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue.

	For the year ended December 31,
	2025	2024	2023
Profit (Loss) for the year attributed to holders of
ordinary shares (US Dollars in thousands)	35,516	(5,631)	(15,887)
Weighted average number of ordinary shares issued
(in thousands)	36,980	35,762	33,149
Basic profit (Loss) per ordinary share (in dollars)	0.960	(0.157)	(0.479)

b.	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding shares while including potential ordinary shares with dilutive effect:

	Thousands of shares
	As of December 31,
	2025	2024	2023
Profit (Loss) for the year attributed to holders of ordinary shares (US Dollars in thousands)	35,516	(5,631)	(15,887)
Weighted average number of ordinary shares issued and used for the calculation of basic earnings per share (US Dollars in thousands)	36,980	35,762	33,149
Adjustment for weighted average number of additional shares from dilutive effect of options and RSUs (in thousands)	675	-	-
Weighted average number of shares for calculation of diluted earnings per share (in thousands)	37,655	35,762	33,149
Diluted profit (Loss) per ordinary share (in dollars)	0.943	(0.157)	(0.479)

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - RELATED PARTIES

a.	Transactions with related parties:

	For the year ended December 31,
	2025	2024	2023
	US Dollars in thousands
Payroll, options and payments to related parties employed by the Company	1,863	3,550	2,671
Payroll to directors	229	228	176
Transactions - associated companies	-	3,474	2,202

b.	Balances with related parties:

	December 31,
	2025	2024
	US Dollars in thousands
Receivables – associated companies	-	3,903
Trade payables – related companies and parties	102	83
Other payables – related companies and parties	44	37

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - RELATED PARTIES (continued):

c.	Related parties' employment terms:

1.	Employment terms of controlling shareholder and director – Mr. Yair Nechmad – for his service as the Company’s CEO:

Payments of management and consulting fee to Mr. Yair Nechmad for serving as CEO are made under a November 2016 agreement (in this paragraph (1), the "Agreement"). Under the Agreement, the services are provided by Mr. Nechmad through Yair Nechmad Ltd., which is fully controlled by Mr. Yair Nechmad, in consideration for a management fee at a monthly cost of NIS 50 thousand ($14.5 thousand), and reimbursement of various expenses.

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

On May 4, 2021, the Board of Directors and general meeting of the Company approved engagement in revised service agreements with Mr. Yair Nechmad, in which the monthly management fee was revised to NIS 140 thousand ($43 thousand), beginning on the date completing the IPO on the Tel Aviv Stock Exchange, i.e. May 13, 2021. This amount is to increase each calendar year by 2.5% so the payment for each of the 12 months during the year ended December 31, 2025 accounted to NIS 155 thousand ($45 thousand).

Arnon Nechmad, the son of Yair Nechmad, was hired by a wholly-owned subsidiary of the Company, in November 2021, prior to that he was an employee of another wholly-owned subsidiary of the Company and, in 2023 became an employee of the Company. Mr. Nechmad received compensation of approximately $87 thousands, $91 thousands and $81 thousands in 2025, 2024 and 2023, respectively. The company granted to Mr. Nechmad 32 RSUs in the May 12, 2025 grant. As of October 2025, Arnon no longer serves as an employee of the company.

Tal Tannenbaum, who became the daughter-in-law of Yair Nechmad in August 2022, has been a part-time employee of the Company since December 2021. Ms. Tannenbaum received compensation of approximately $76 thousand, $80 thousand and $55 in 2025, 2024 and 2023 respectively. The company granted to Ms. Tannenbaum 53 RSUs in the May 12, 2025 grant.

2.	The employment terms of controlling shareholder and director, Mr. David Ben Avi, for his service as the Company’s CTO:

Payment of management and consulting fees to Mr. David Ben Avi for his services as the Company’s CTO is governed by a November 2016 agreement, under which services are provided through David Ben Avi Holdings Ltd., a company fully controlled by Mr. Ben Avi. The monthly management fee was initially set at NIS 50 thousand ($14.5 thousand) and was revised, following approvals by the Board of Directors and shareholders, to NIS 150 thousand ($46 thousand) effective January 1, 2021. Subsequently, on May 4, 2021, the engagement was further revised to a monthly fee of NIS 140 thousand ($43 thousand), effective upon completion of the Company’s IPO on May 13, 2021, with an annual increase of 2.5%. Accordingly, the monthly fee for each of the 12 months ended December 31, 2025 amounted to NIS 155 thousand ($45 thousand).

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - RELATED PARTIES (continued):

c.	Related parties' employment terms (continued):

The total expenses related to Oded Frenkel, Mr. Ben Avi’s brother-in-law, who is employed by the Company as Chief Customer Officer in 2025, 2024 and 2023 was $265 thousand, $204 thousand and $212 thousand, respectively. In 2025  Mr. Frenkel received 1,383 RSUs, In 2024 Mr. Frenkel received 2,500 RSUs, and in 2023 options to purchase 2,500 ordinary shares at the exercise price of $18.83 per share, and in 2022 options to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share.

The total expenses related to Reuven Amar, Mr. Ben Avi’s brother-in-law, who is employed by the Company as Engineering Lab Manager in 2025, 2024 and 2023 was $176 thousand, $172 thousand and $177 thousand, respectively. The company granted to Mr. Amar 66 RSUs in the May 12, 2025 grant. In 2023 Mr. Amar received options to purchase 2,500 ordinary shares at the exercise price of $18.83 per share, and in 2022 options to purchase 2,500 ordinary shares at the exercise price of NIS 65.7 per share.

3.	Payments to Mr. Eran Havshush - Director of the board

On July 2024, Mr. Havshush was appointed as a member of the Board of the Company. Mr. Havshush, has been acting as a consultant to the Company since 2012, providing services related to taxation, capital investments, and other financial and accounting matters. Previously, he served as the Company’s auditor from 2006 to 2009. Furthermore, Mr. Havshush provides audit, tax, and consulting services on an ongoing basis to the Company’s controlling shareholders, Mr. Yair Nechmad, Mr. Amir Nechmad, and Mr. David Ben-Avi. During years 2025, 2024, and 2023, the fees paid by the Company to Mr. Havshush were $87 thousands, $82 thousands, and $88 thousands, respectively.

A. Omer & Co., an Israeli accounting firm where Mr. Havshush serves as a partner, has provided payroll and bookkeeping services to the Company and its Israeli subsidiaries since 2018. During the years 2025, 2024 and 2023 the fees paid by the Company to A. Omer & Co. were $46, $32, and $64, respectively. On May 29, 2024, the Company, Mr. Havshush, and A. Omer & Co. entered into a new service agreement (the “New Service Agreement”), under which Mr. Havshush will continue to provide services related to accounting, tax reporting and compliance, mergers and acquisitions in Israel, employee stock option plans, and other tax-related matters. Under this agreement, he will receive a monthly fee ranging from approximate amounts of $5 thousands to $8 (NIS 20 thousands to NIS 30 thousands, respectively), depending on hours worked. Additionally, he will receive compensation for services rendered in connection with completed acquisitions, offerings, or other special projects, equal to up to three times his monthly fees. Under the New Service Agreement, A. Omer & Co. will continue to provide payroll, bookkeeping, and tax-related services to the Company and affiliated entities. Fees for these services will be based on hourly rates of approximately $54 to $68 (between NIS 200 and NIS 250, respectively), subject to a 25% discount. The fees paid to Mr. Havshush and A. Omer & Co. pursuant to the New Service Agreement are in addition to the director fees paid to Mr. Havshush for his service as a director of the Company.

NAYAX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - RELATED PARTIES (continued):

c.	Related parties' employment terms (continued):

4.	Directors insurance:

The Company has a directors and office holders insurance policy with limit of liability of NIS 69 million ($20 million) for any one occurrence and in the aggregate plus excess limit of $5 million side A Insurance for the directors & officers only.

NOTE 24 - LIENS, GUARANTEES AND COMMITMENTS

Liens

As of the approval date of these financial statements, the Company has established charges in favor of local Israeli banks to secure its credit facilities and related banking activities. In addition, in connection with bank guarantees, the Company has granted specific fixed charges, including liens of approximately USD 17 million and USD 1.1 million to several Israeli banks, along with additional fixed charges registered in recent years with uncapped secured amounts.

NOTE 25 - SUBSEQUENT EVENTS:

No significant events have occurred after the reporting period that would require adjustment or disclosure in these financial statements.